     As filed with the Securities and Exchange Commission on April 4, 2008


                                                     Registration No. 333-147508
                                                                       811-06025
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6
         Registration Statement Under the Securities Act of 1933          [ ]
                  Pre-Effective Amendment No. 2                           [X]
                  Post-Effective Amendment No.                            [ ]
         Registration Statement Under the Investment Company Act of 1940
                  Amendment No. 33                                        [X]


                      Metropolitan Life Separate Account UL
                           (Exact Name of Registrant)
                       Metropolitan Life Insurance Company
                               (Name of Depositor)
                                 200 Park Avenue
                               New York, NY 10166
              (Address of depositor's principal executive offices)

                              ---------------------

                             James L. Lipscomb, Esq.
                  Executive Vice President and General Counsel
                       Metropolitan Life Insurance Company
                                One MetLife Plaza
                            27-01 Queens Plaza North
                               New York, NY 11101
                     (Name and address of agent for service)

                                    Copy to:
                            Stephen E. Roth, Esquire
                            Mary E. Thornton, Esquire
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

Title of Securities Being Registered: Interests in Metropolitan Life Separate Account UL under certain Variable Universal Life Insurance Policies.

 As soon as practicable after the effective date of this Registration Statement
                 (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                EXPLANATORY NOTE

This Registration Statement contains two Prospectuses (Version A and Version
B). The two versions are substantially similar except for the funding options. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

                              EQUITY ADVANTAGE VUL


                                Flexible Premium
                        Variable Life Insurance Policies
                                   Issued by
                    Metropolitan Life Separate Account UL of
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                            New York, New York 10166

     This prospectus offers individual flexible premium variable life insurance policies (the "Policies") issued by Metropolitan Life Insurance Company ("MetLife").

     You allocate net premiums among the Investment Divisions of Metropolitan Life Separate Account UL (the "Separate Account"). Each Investment Division of the Separate Account invests in shares of one of the following "Portfolios":


METROPOLITAN SERIES FUND, INC.--Class A

BlackRock Aggressive Growth Portfolio
BlackRock Bond Income Portfolio
BlackRock Diversified Portfolio
BlackRock Large Cap Value Portfolio
BlackRock Legacy Large Cap Growth Portfolio
BlackRock Strategic Value Portfolio
Davis Venture Value Portfolio

FI Large Cap Portfolio

FI Mid Cap Opportunities Portfolio
FI Value Leaders Portfolio
Franklin Templeton Small Cap Growth Portfolio
Harris Oakmark Focused Value Portfolio

Jennison Growth Portfolio


Julius Baer International Stock Portfolio

Lehman Brothers(R) Aggregate Bond Index Portfolio
Loomis Sayles Small Cap Portfolio
MetLife Mid Cap Stock Index Portfolio
MetLife Stock Index Portfolio
MFS(R) Total Return Portfolio

MFS(R) Value Portfolio

Morgan Stanley EAFE(R) Index Portfolio
Neuberger Berman Mid Cap Value Portfolio
Oppenheimer Global Equity Portfolio
Russell 2000(R) Index Portfolio
T. Rowe Price Large Cap Growth Portfolio
T. Rowe Price Small Cap Growth Portfolio
Western Asset Management Strategic Bond
  Opportunities Portfolio
Western Asset Management U.S. Government Portfolio
MetLife Conservative Allocation Portfolio
MetLife Conservative to Moderate Allocation Portfolio
MetLife Moderate Allocation Portfolio
MetLife Moderate to Aggressive Allocation Portfolio
MetLife Aggressive Allocation Portfolio


MET INVESTORS SERIES TRUST--Class A (except


  as noted)


American Funds Balanced Allocation Portfolio--  Class B


American Funds Growth Allocation Portfolio--Class B


American Funds Moderate Allocation Portfolio--  Class B


BlackRock Large Cap Core Portfolio


Clarion Global Real Estate Portfolio

Cyclical Growth and Income ETF Portfolio
Cyclical Growth ETF Portfolio
Harris Oakmark International Portfolio
Janus Forty Portfolio

Lazard Mid Cap Portfolio

Legg Mason Partners Aggressive Growth Portfolio
Legg Mason Value Equity Portfolio
Lord Abbett Bond Debenture Portfolio
Met/AIM Small Cap Growth Portfolio

Met/Franklin Income Portfolio


Met/Franklin Mutual Shares Portfolio


Met/Franklin Templeton Founding Strategy Portfolio


Met/Templeton Growth Portfolio

MFS(R) Research International Portfolio

Oppenheimer Capital Appreciation Portfolio

PIMCO Inflation Protected Bond Portfolio
PIMCO Total Return Portfolio
RCM Technology Portfolio

T. Rowe Price Mid Cap Growth Portfolio



AMERICAN FUNDS INSURANCE SERIES(R)--Class 2

American Funds Bond Fund
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund

     You may also allocate net premiums to our Fixed Account. Special limits may apply to Fixed Account transfers and withdrawals.

     You receive Fixed Account performance until 20 days after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy's cash value according to your instructions.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE PORTFOLIO PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE INVESTMENT DIVISIONS OR PORTFOLIOS WILL PERFORM. THE POLICIES AND THE PORTFOLIOS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY.


                                 APRIL 28, 2008

                               TABLE OF CONTENTS


                                                              PAGE
                                                              -----
SUMMARY OF BENEFITS AND RISKS...............................    A-4
     Benefits of the Policy.................................    A-4
     Risks of the Policy....................................    A-5
     Risks of the Portfolios................................    A-7
FEE TABLES..................................................    A-7
     Transaction Fees.......................................    A-7
     Periodic Charges Other Than Portfolio Operating
      Expenses..............................................    A-9
     Annual Portfolio Operating Expenses....................   A-12
HOW THE POLICY WORKS........................................   A-15
THE COMPANY, THE SEPARATE ACCOUNT AND THE PORTFOLIOS........   A-16
     The Company............................................   A-16
     The Separate Account...................................   A-16
     The Portfolios.........................................   A-16
     Share Classes of the Portfolios........................   A-19
     Certain Payments We Receive with Regard to the
      Portfolios............................................   A-20
     Selection of the Portfolios............................   A-20
     Voting Rights..........................................   A-21
     Rights Reserved by MetLife.............................   A-21
THE POLICIES................................................   A-21
     Purchasing a Policy....................................   A-21
     Replacing Existing Insurance...........................   A-22
     Policy Owner and Beneficiary...........................   A-22
     24 Month Conversion Right..............................   A-22
     Exchange Right.........................................   A-23
PREMIUMS....................................................   A-23
     Flexible Premiums......................................   A-23
     Amount Provided for Investment under the Policy........   A-23
     Right to Examine Policy................................   A-24
     Allocation of Net Premiums.............................   A-24
RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE'S
  DESIGNATED OFFICE.........................................   A-25
     Payment of Proceeds....................................   A-26
CASH VALUE..................................................   A-26
DEATH BENEFITS..............................................   A-27
     Death Proceeds Payable.................................   A-28
     Change in Death Benefit Option.........................   A-28
     Increase in Face Amount................................   A-29
     Reduction in Face Amount...............................   A-29
SURRENDERS AND PARTIAL WITHDRAWALS..........................   A-29
     Surrender..............................................   A-29
     Partial Withdrawal.....................................   A-30

                                                              PAGE
                                                              -----
TRANSFERS...................................................   A-31
     Transfer Option........................................   A-31
AUTOMATED INVESTMENT STRATEGIES.............................   A-34
LOANS.......................................................   A-34
LAPSE AND REINSTATEMENT.....................................   A-35
     Lapse..................................................   A-35
     Reinstatement..........................................   A-36
ADDITIONAL BENEFITS BY RIDER................................   A-37
THE FIXED ACCOUNT...........................................   A-37
     General Description....................................   A-38
     Values and Benefits....................................   A-38
     Policy Transactions....................................   A-38
CHARGES.....................................................   A-39
     Deductions from Premiums...............................   A-39
     Surrender Charge.......................................   A-40
     Partial Withdrawal Charge..............................   A-41
     Transfer Charge........................................   A-41
     Illustration of Benefits Charge........................   A-41
     Monthly Deduction from Cash Value......................   A-41
     Loan Interest Spread...................................   A-43
     Charges Against the Portfolios and the Investment
      Divisions of the Separate Account.....................   A-43
TAX CONSIDERATIONS..........................................   A-44
     Introduction...........................................   A-44
     Tax Status of the Policy...............................   A-44
     Tax Treatment of Policy Benefits.......................   A-44
     MetLife's Income Taxes.................................   A-48
DISTRIBUTION OF THE POLICIES................................   A-49
LEGAL PROCEEDINGS...........................................   A-50
RESTRICTIONS ON FINANCIAL TRANSACTIONS......................   A-51
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............   A-51
FINANCIAL STATEMENTS........................................   A-51
GLOSSARY....................................................   A-52
APPENDIX A: GUIDELINE PREMIUM TEST AND CASH VALUE
  ACCUMULATION TEST.........................................   A-53
APPENDIX B: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND
  CASH SURRENDER VALUES.....................................   A-54

                         SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

DEATH PROCEEDS. The Policy is designed to provide insurance protection. Upon receipt of satisfactory proof of the death of the insured, we pay death proceeds to the beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the insured's death plus any additional insurance provided by rider, less any outstanding loan and accrued loan interest.

CHOICE OF DEATH BENEFIT OPTION. You may choose among three death benefit options:

     -- a level death benefit that equals the Policy's face amount,

     -- a variable death benefit that equals the Policy's face amount plus the Policy's cash value, and

     -- a combination variable and level death benefit that equals the Policy's face amount plus the Policy's cash value until the insured attains age 65 and equals the Policy's face amount thereafter.

The death benefit under any option could increase to satisfy Federal tax law requirements if the cash value reaches certain levels. After the first Policy year you may change your death benefit option, subject to our underwriting rules. A change in death benefit option may have tax consequences.

PREMIUM FLEXIBILITY. You can make premium payments based on a schedule you determine, subject to some limits. You may change your payment schedule at any time or make a payment that does not correspond to your schedule. We can, however, limit or prohibit payments in some situations.

RIGHT TO EXAMINE THE POLICY. During the first ten days following your receipt of the Policy, you have the right to return the Policy to us. If you exercise this right, we will refund the premiums you paid.


INVESTMENT OPTIONS. You can allocate your net premiums and cash value among your choice of sixty-one Investment Divisions in the Separate Account, each of which corresponds to a mutual fund portfolio, or "Portfolio." The Portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds, asset allocation funds and funds that invest in exchange-traded funds. You may also allocate premiums and cash value to our Fixed Account which provides guarantees of interest and principal. You may change your allocation of future premiums at any time.


PARTIAL WITHDRAWALS. You may withdraw cash surrender value from your Policy at any time after the first Policy anniversary. The minimum amount you may withdraw is $500. We reserve the right to limit partial withdrawals to no more than 90% of the Policy's cash surrender value. We may limit the number of partial withdrawals to 12 per Policy year or impose a processing charge of $25 for each partial withdrawal. Partial withdrawals may have tax consequences.

TRANSFERS AND AUTOMATED INVESTMENT STRATEGIES. You may transfer your Policy's cash value among the Investment Divisions or between the Investment Divisions and the Fixed Account. The minimum amount you may transfer is $50, or if less, the total amount in the Investment Division or the Fixed Account. We may limit the number of transfers among the Investment Divisions and the Fixed Account to no more than four per Policy year. We may impose a processing charge of $25 for each transfer. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.) We offer five automated investment strategies that allow you to periodically transfer or reallocate your cash value among the Investment Divisions and the Fixed Account. (See "Automated Investment Strategies.")

LOANS. You may borrow from the cash value of your Policy. The minimum amount you may borrow is $500. The maximum amount you may borrow is an amount equal to the Policy's cash value net of the Surrender Charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest credits through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 4.0% for the first ten Policy years and 3.0% thereafter. We credit interest at an annual rate of at least 3.0% on amounts we hold as collateral to support your loan. Loans may have tax consequences.

SURRENDERS. You may surrender the Policy for its cash surrender value at any time. Cash surrender value equals the cash value reduced by any Policy loan and accrued loan interest and by any applicable Surrender Charge. A surrender may have tax consequences.


TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in cash value should not be taxable to you. As long as your Policy is not a modified endowment contract, partial withdrawals should be non-taxable until you have withdrawn an amount equal to your total investment in the Policy. Death benefits paid to your beneficiary should generally be free of Federal income tax. Death benefits may be subject to estate taxes.


CONVERSION RIGHT. During the first two Policy years, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy that we agree to, and that is issued by us or an affiliate that we name. We will make the exchange without evidence of insurability.

SUPPLEMENTAL BENEFITS AND RIDERS. We offer a variety of riders that provide supplemental benefits under the Policy. We generally deduct any monthly charges for these riders as part of the Monthly Deduction. Your registered representative can help you determine whether any of these riders are suitable for you.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

INVESTMENT RISK. If you invest your Policy's cash value in one or more of the Investment Divisions, then you will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could lapse without value, unless you pay additional premium. If you allocate cash value to the Fixed Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 3%.


SURRENDER AND WITHDRAWAL RISKS. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and should not be used as a short-term savings vehicle. If you surrender the Policy within the first ten Policy years (or within the first ten Policy years following a face amount increase), you will be subject to a Surrender Charge as well as income tax on any gain that is distributed or deemed to be distributed from the Policy. You will also be subject to a Surrender Charge if you make a partial withdrawal from the Policy within the first ten Policy years (or the first ten Policy years following the face amount increase) if the partial withdrawal reduces the face amount (or the face amount increase). If you surrender the Policy in the first Policy year (or in the first year following a face amount increase) we will also deduct an amount equal to the remaining first year Coverage Expense Charges.


You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges determine the cash surrender value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

RISK OF LAPSE. Your Policy may lapse if you have paid an insufficient amount of premiums or if the investment experience of the Investment Divisions is poor. If your cash surrender value is not enough to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Your Policy generally will not lapse if you pay certain required premium amounts and you are therefore protected by a Guaranteed Minimum Death Benefit. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.


TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, the rules are not entirely clear if your Policy is issued on a substandard basis. The death benefit under the Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's cash value will be taxed currently.


Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your Policy becomes a modified endowment contract, surrenders, partial withdrawals and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age
59 1/2 at the time of the surrender, partial withdrawal or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

See "Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

LOAN RISKS. A Policy loan, whether or not repaid, will affect the cash value of your Policy over time because we subtract the amount of the loan from the Investment Divisions and/or Fixed Account as collateral, and hold it in our Loan Account. This loan collateral does not participate in the investment experience of the Investment Divisions or receive any higher current interest rate credited to the Fixed Account.

We also reduce the amount we pay on the insured's death by the amount of any outstanding loan and accrued loan interest. Your Policy may lapse if your outstanding loan and accrued loan interest reduces the cash surrender value to zero.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans and partial withdrawals reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

LIMITATIONS ON CASH VALUE IN THE FIXED ACCOUNT. Transfers to and from the Fixed Account must generally be in amounts of $50 or more. Partial withdrawals from the Fixed Account must be in amounts of $500 or more. The total amount of transfers and withdrawals from the Fixed Account in a Policy year may generally not exceed the greater of 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the year, or the maximum transfer amount for the preceding Policy year. We may also limit the number of transfers and partial withdrawals and may impose a processing charge for transfers and partial withdrawals. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.

TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE PORTFOLIOS

A comprehensive discussion of the risks associated with each of the Portfolios can be found in the Portfolio prospectuses attached at the end of this prospectus. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

                                   FEE TABLES

     The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers cash value among accounts.

     If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, sex, or risk class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Designated Office. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the insured's age and risk class, the death benefit option, face amount, planned periodic premiums and riders requested.

TRANSACTION FEES

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Sales Charge Imposed   On payment of premium    2.25% of premiums paid   2.25% of each premium
 on Premiums                                     up to the Target         paid
                                                 Premium per Policy
                                                 year(1)
---------------------------------------------------------------------------------------------------
 Premium Tax Imposed    On payment of premium    2.0% in all Policy       2.0% in all Policy years
 on Premiums                                     years
---------------------------------------------------------------------------------------------------
 Federal Tax Imposed    On payment of premium    1.25% in all Policy      1.25% in all Policy years
 on Premiums                                     years
---------------------------------------------------------------------------------------------------

(1) The target premium varies based on individual characteristics, including the insured's issue age, risk class and except for unisex policies, sex.

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Surrender Charge(1)    On surrender, lapse, or
                        face amount reduction
                        in the first ten Policy
                        years (and, with
                        respect to a face
                        amount increase, in the
                        first ten Policy years
                        after the increase)
  Minimum and Maximum                            In Policy year 1, $3.75  In Policy year 1, $3.75
  Charge                                         to $38.25 per $1,000 of  to $38.25 per $1,000 of
                                                 base Policy face         base Policy face
                                                 amount(2)                amount(2)

  Charge in the first                            $14.00 per $1,000 of     $14.00 per $1,000 of base
  Policy year for a                              base Policy face amount  Policy face amount
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Transfer Charge(3)     On transfer of cash      Not currently charged    $25 for each transfer
                        value among Investment
                        Divisions and to and
                        from the Fixed Account
---------------------------------------------------------------------------------------------------
 Partial Withdrawal     On partial withdrawal    Not currently charged    $25 for each partial
 Charge                 of cash value                                     withdrawal(4)
---------------------------------------------------------------------------------------------------
 Illustration of        On provision of each     Not currently charged    $25 per illustration
 Benefits Charge        illustration in excess
                        of one per year
---------------------------------------------------------------------------------------------------


(1) The Surrender Charge varies based on individual characteristics, including the insured's issue age, risk class, sex (except for unisex policies), smoker status, and the Policy's face amount. The Surrender Charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the Surrender Charge and other charges that would apply for a particular insured by contacting your registered representative.


(2) No Surrender Charge will apply on up to 10% of cash surrender value withdrawn each year. The Surrender Charge will remain level for one to three Policy years, and will then begin to decline on a monthly basis until it reaches zero in the last month of the tenth Policy year. The Surrender Charge applies to requested face amount reductions as well as to face amount reductions resulting from a change in death benefit option.



(3) The Portfolios in which the Investment Divisions invest may impose a redemption fee on shares held for a relatively short period.



(4) If imposed, the partial withdrawal charge would be in addition to any Surrender Charge that is imposed.

     The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Cost of Insurance(1)
  Minimum and Maximum   Monthly                  $.01 to $83.33 per       $.02 to $83.33 per $1,000
  Charge                                         $1,000 of net amount at  of net amount at risk(2)
                                                 risk(2)
  Charge in the first   Monthly                  $.02 per $1,000 of net   $.09 per $1,000 of net
  Policy year for a                              amount at risk           amount at risk
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Policy Charge(3)
  Policy face amount    Monthly                  $12 in Policy year 1     $12 in Policy year 1
  less than $50,000                              $9 in Policy years 2+    $9 in Policy years 2+
  Policy face amount    Monthly                  $15 in Policy year 1     $15 in Policy year 1
  of $50,000 or                                  $8 in Policy years 2+    $8 in Policy years 2+
  greater but less
  than $250,000
---------------------------------------------------------------------------------------------------
 Mortality and Expense  Monthly                  .60% in Policy years     .80% in Policy years 1-10
 Risk Charge (annual                             1-10                     .35% in Policy years
 rate imposed on cash                            .35% in Policy years     11-19
 value in the Separate                           11-19                    .20% in Policy years
 Account)(4)                                     .20% in Policy years     20-29
                                                 20-29                    .05% in Policy years 30+
                                                 .05% in Policy years
                                                 30+
---------------------------------------------------------------------------------------------------
 Coverage Expense
 Charge(5)
  Minimum and           Monthly                  $.04 to $2.30 per        $.04 to $2.30 per $1,000
  Maximum Charge                                 $1,000 of base Policy    of base Policy face
                                                 face amount in first     amount
                                                 eight Policy years(6)
  Charge for a male     Monthly                  $.16 per $1,000 of base  $.16 per $1,000 of base
  insured, age 35, in                            Policy face amount in    Policy face amount
  the preferred                                  first eight Policy
  nonsmoker risk class                           years(6)
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Loan Interest          Annually (or on loan     1.00% of loan            1.00% of loan collateral
 Spread(7)              termination, if          collateral in Policy     in Policy years 1-10
                        earlier)                 years 1-10
---------------------------------------------------------------------------------------------------


(1) The cost of insurance charge varies based on individual characteristics, including the Policy's face amount and the insured's age, risk class and, except for unisex policies, sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular insured by contacting your registered representative.

(2) The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 3% per year) and the Policy's cash value.


(3) No Policy Charge applies to Policies issued with face amounts equal to or greater than $250,000.


(4) The Mortality and Expense Risk Charge depends on the Policy's net cash value. The percentages shown in the Current Amount Deducted column apply if the Policy's net cash value is less than an amount equal to five Target Premiums. The percentages decrease as the Policy's net cash value, measured as a multiple of Target Premiums increases. If the Policy's net cash value is equal to or greater than five but less than ten Target Premiums, the charge is 0.55% in Policy years 1-10, 0.30% in Policy years 11-19, 0.15% in Policy years 20-29 and 0.05% thereafter. If the Policy's cash value is equal to or greater than ten but less than 20 Target Premiums, the charge is 0.30% in Policy years 1-10, 0.15% in Policy years 11-19, 0.10% in Policy years 20-29 and 0.05% thereafter. If the Policy's net cash value is equal to 20 or more Target Premiums, the charge is 0.15% in Policy years 1-10, 0.10% in Policy years 11-19, and 0.05% thereafter.


(5) If you surrender the Policy in the first Policy year (or in the first year following a face amount increase) we will deduct from the surrender proceeds an amount equal to the Coverage Expense Charges due for the remainder of the first Policy year (or the first year following the face amount increase). If the Policy's face amount is reduced in the first year following a face amount increase, we will deduct from the cash value an amount equal to the Coverage Expense Charges due for the remainder of the first year following the face amount increase.


(6) The Coverage Expense Charge is imposed in Policy years 1-8 and, with respect to a requested face amount increase, during the first eight years following the increase.

(7) We charge interest on Policy loans at an effective rate of 4.0% per year in Policy years 1-10 and 3.0% thereafter. Cash value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 3% per year. The loan interest spread is the difference between these interest rates.

CHARGES FOR OPTIONAL FEATURES (RIDERS):


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Guaranteed Survivor
 Income Benefit Rider
  Minimum and Maximum   Monthly                  $.01 to $1.08 per        $.01 to $83.33 per $1,000
  Charge                                         $1,000 of Eligible       of Eligible Death Benefit
                                                 Death Benefit
  Charge for a male     Monthly                  $.02 per $1,000 of       $.02 per $1,000 of
  insured, age 35, in                            Eligible Death Benefit   Eligible Death Benefit
  the preferred
  nonsmoker risk class
  with an Eligible
  Death Benefit of
  $300,000
---------------------------------------------------------------------------------------------------
 Children's Term        Monthly                  $.40 per $1,000 of       $.40 per $1,000 of rider
 Insurance Rider                                 rider face amount        face amount
---------------------------------------------------------------------------------------------------
 Waiver of Monthly
 Deduction Rider
  Minimum and Maximum   Monthly                  $.00 to $61.44 per $100  $.00 to $61.44 per $100
  Charge                                         of Monthly Deduction     of Monthly Deduction
  Charge in the first   Monthly                  $6.30 per $100 of        $6.30 per $100 of Monthly
  Policy year for a                              Monthly Deduction        Deduction
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Waiver of Specified
 Premium Rider
  Minimum and Maximum   Monthly                  $.00 to $21.75 per $100  $.00 to $21.75 per $100
  Charge                                         of Specified Premium     of Specified Premium
  Charge in the first   Monthly                  $3.00 per $100 of        $3.00 per $100 of
  Policy year for a                              Specified Premium        Specified Premium
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Options to Purchase
 Additional Insurance
 Coverage Rider
  Minimum and Maximum   Monthly                  $.02 to $.25 per $1,000  $.02 to $.25 per $1,000
  Charge                                         of Option amount         of Option amount
  Charge for a male     Monthly                  $.03 per $1,000 of       $.03 per $1,000 of Option
  insured, age 35, in                            Option amount            amount
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Option to Purchase
 Long Term Care
 Insurance Rider
  Minimum and Maximum   Monthly                  $.20 to $1.88 per $10    $.20 to $1.88 per $10 of
  Charge                                         of initial daily         initial daily benefit
                                                 benefit amount           amount
  Charge for a male     Monthly                  $.37 per $10 of initial  $.37 per $10 of initial
  insured, age 35, in                            daily benefit amount     daily benefit amount
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Accidental Death
 Benefit Rider
  Minimum and Maximum   Monthly                  $.00 to $.34 per $1,000  $.00 to $83.33 per $1,000
  Charge                                         of rider face amount     of rider face amount
  Charge in the first   Monthly                  $.05 per $1,000 of       $.08 per $1,000 of rider
  Policy year for a                              rider face amount        face amount
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Guaranteed Minimum
 Death Benefit Rider
  Minimum and Maximum   Monthly                  $.01 to $.04 per $1,000  $.01 to $83.33 per $1,000
  Charge                                         of net amount at risk    of net amount at risk
  Charge for a male     Monthly                  $.01 per $1,000 of net   $.01 per $1,000 of net
  insured, age 35, in                            amount at risk           amount at risk
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
  Acceleration of       At time of benefit       Not currently charged    One-time fee of $150
  Death Benefit Rider   payment
---------------------------------------------------------------------------------------------------
  Overloan Protection   At time of exercise      One-time fee of 3.5% of  One-time fee of 3.5% of
  Rider                                          Policy cash value        Policy cash value
---------------------------------------------------------------------------------------------------

ANNUAL PORTFOLIO OPERATING EXPENSES

     The next table describes the Portfolio fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Portfolios for the fiscal year ended December 31, 2007. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio's fees and expenses is contained in the table that follows and in the prospectus for each Portfolio.


                                                            MINIMUM   MAXIMUM
                                                            -------   -------
Total Annual Eligible Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets,
  including management fees, distribution (12b-1) fees and
  other expenses).........................................   0.29%     1.09%


     The following table describes the annual operating expenses for each Portfolio for the year ended December 31, 2007, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)


                                                                    ACQUIRED FUND      GROSS TOTAL    FEE WAIVERS      NET TOTAL
                                  MANAGEMENT    OTHER     12B-1        FEES AND          ANNUAL       AND EXPENSE       ANNUAL
                                     FEES      EXPENSES   FEES       EXPENSES(1)        EXPENSES     REIMBURSEMENTS   EXPENSES(2)
         UNDERLYING FUND          ----------   --------   -----   ------------------   -----------   --------------   -----------
METROPOLITAN SERIES FUND,
  INC.--CLASS A
BlackRock Aggressive Growth
  Portfolio......................   0.71%       0.05%       --             --             0.76%             --           0.76%
BlackRock Bond Income
  Portfolio......................   0.38%       0.06%       --             --             0.44%          0.01%        0.43%(3)
BlackRock Diversified
  Portfolio......................   0.44%       0.06%       --             --             0.50%             --           0.50%
BlackRock Large Cap Value
  Portfolio......................   0.68%       0.06%       --             --             0.74%             --           0.74%
BlackRock Legacy Large Cap Growth
  Portfolio......................   0.73%       0.06%       --             --             0.79%             --           0.79%
BlackRock Strategic Value
  Portfolio......................   0.82%       0.06%       --             --             0.88%             --           0.88%
Davis Venture Value Portfolio....   0.69%       0.04%       --             --             0.73%             --           0.73%
FI Large Cap Portfolio...........   0.77%       0.07%       --             --             0.84%             --           0.84%
FI Mid Cap Opportunities
  Portfolio......................   0.68%       0.05%       --             --             0.73%             --           0.73%
FI Value Leaders Portfolio.......   0.64%       0.07%       --             --             0.71%             --           0.71%
Franklin Templeton Small Cap
  Growth Portfolio...............   0.90%       0.11%       --             --             1.01%             --           1.01%
Harris Oakmark Focused Value
  Portfolio......................   0.72%       0.04%       --             --             0.76%             --           0.76%
Jennison Growth Portfolio........   0.63%       0.04%       --             --             0.67%             --           0.67%
Julius Baer International Stock
  Portfolio......................   0.84%       0.12%       --             --             0.96%          0.04%        0.92%(4)
Lehman Brothers(R) Aggregate Bond
  Index Portfolio................   0.25%       0.05%       --             --             0.30%          0.01%        0.29%(5)
Loomis Sayles Small Cap
  Portfolio......................   0.90%       0.05%       --             --             0.95%          0.05%        0.90%(6)
MetLife Mid Cap Stock Index
  Portfolio......................   0.25%       0.07%       --          0.01%             0.33%          0.01%        0.32%(7)
MetLife Stock Index Portfolio....   0.25%       0.04%       --             --             0.29%          0.01%        0.28%(7)
MFS(R) Total Return Portfolio....   0.53%       0.05%       --             --             0.58%             --           0.58%
MFS(R) Value Portfolio...........   0.72%       0.05%       --             --             0.77%          0.07%        0.70%(8)
Morgan Stanley EAFE(R) Index
  Portfolio......................   0.30%       0.12%       --          0.01%             0.43%          0.01%        0.42%(9)
Neuberger Berman Mid Cap Value
  Portfolio......................   0.64%       0.05%       --             --             0.69%             --           0.69%
Oppenheimer Global Equity
  Portfolio......................   0.51%       0.10%       --             --             0.61%             --           0.61%
Russell 2000(R) Index
  Portfolio......................   0.25%       0.07%       --          0.01%             0.33%          0.01%        0.32%(7)
T. Rowe Price Large Cap Growth
  Portfolio......................   0.60%       0.07%       --             --             0.67%             --           0.67%
T. Rowe Price Small Cap Growth
  Portfolio......................   0.51%       0.08%       --             --             0.59%             --           0.59%
Western Asset Management
  Strategic Bond Opportunities
  Portfolio......................   0.61%       0.05%       --             --             0.66%             --           0.66%
Western Asset Management U.S.
  Government Portfolio...........   0.49%       0.05%       --             --             0.54%             --           0.54%
MetLife Conservative Allocation
  Portfolio......................   0.10%       0.05%       --          0.59%             0.74%          0.05%        0.69%(10)

                                                                    ACQUIRED FUND      GROSS TOTAL    FEE WAIVERS      NET TOTAL
                                  MANAGEMENT    OTHER     12B-1        FEES AND          ANNUAL       AND EXPENSE       ANNUAL
                                     FEES      EXPENSES   FEES       EXPENSES(1)        EXPENSES     REIMBURSEMENTS   EXPENSES(2)
         UNDERLYING FUND          ----------   --------   -----   ------------------   -----------   --------------   -----------
MetLife Conservative to Moderate
  Allocation Portfolio...........   0.10%       0.01%       --          0.64%             0.75%          0.01%        0.74%(10)
MetLife Moderate Allocation
  Portfolio......................   0.08%       0.01%       --          0.67%             0.76%             --        0.76%(10)
MetLife Moderate to Aggressive
  Allocation Portfolio...........   0.08%       0.01%       --          0.70%             0.79%             --        0.79%(10)
MetLife Aggressive Allocation
  Portfolio......................   0.10%       0.04%       --          0.73%             0.87%          0.04%        0.83%(10)

MET INVESTORS SERIES TRUST--CLASS
  A
  (EXCEPT AS NOTED)
American Funds Balanced
  Allocation Portfolio--Class
  B..............................   0.10%       0.15%     0.25%         0.39%             0.89%          0.15%       0.74%(11,12,13)
American Funds Growth Allocation
  Portfolio--Class B.............   0.10%       0.19%     0.25%         0.36%             0.90%          0.19%       0.71%(11,12,13)
American Funds Moderate
  Allocation Portfolio--Class
  B..............................   0.10%       0.26%     0.25%         0.41%             1.02%          0.26%       0.76%(11,12,13)
BlackRock Large Cap Core
  Portfolio......................   0.58%       0.07%       --             --             0.65%             --           0.65%
Clarion Global Real Estate
  Portfolio......................   0.61%       0.04%       --             --             0.65%             --           0.65%
Cyclical Growth and Income ETF
  Portfolio......................   0.45%       0.10%       --          0.23%             0.78%             --        0.78%(14)
Cyclical Growth ETF Portfolio....   0.45%       0.09%       --          0.24%             0.78%             --        0.78%(14)
Harris Oakmark International
  Portfolio......................   0.77%       0.09%       --             --             0.86%             --           0.86%
Janus Forty Portfolio............   0.65%       0.05%       --             --             0.70%             --           0.70%
Lazard Mid Cap Portfolio.........   0.69%       0.07%       --             --             0.76%             --           0.76%
Legg Mason Partners Aggressive
  Growth Portfolio...............   0.62%       0.05%       --             --             0.67%             --           0.67%
Legg Mason Value Equity
  Portfolio......................   0.63%       0.04%       --             --             0.67%             --           0.67%
Lord Abbett Bond Debenture
  Portfolio......................   0.49%       0.05%       --             --             0.54%             --           0.54%
Met/AIM Small Cap Growth
  Portfolio......................   0.86%       0.06%       --             --             0.92%             --           0.92%
Met/Franklin Income Portfolio....   0.80%       0.29%       --             --             1.09%          0.19%        0.90%(12,15)
Met/Franklin Mutual Shares
  Portfolio......................   0.80%       0.29%       --             --             1.09%          0.19%        0.90%(12,15)
Met/Franklin Templeton Founding
  Strategy Portfolio.............   0.05%       0.15%       --          0.87%             1.07%          0.15%        0.92%(12,16)
Met/Templeton Growth Portfolio...   0.70%       0.34%       --             --             1.04%          0.24%        0.80%(12,17)
MFS(R) Research International
  Portfolio......................   0.70%       0.09%       --             --             0.79%             --           0.79%
Oppenheimer Capital Appreciation
  Portfolio......................   0.58%       0.04%       --             --             0.62%             --           0.62%
PIMCO Inflation Protected Bond
  Portfolio......................   0.50%       0.05%       --             --             0.55%             --           0.55%
PIMCO Total Return Portfolio.....   0.48%       0.04%       --             --             0.52%             --        0.52%(18)
RCM Technology Portfolio.........   0.88%       0.09%       --             --             0.97%             --           0.97%
T. Rowe Price Mid Cap Growth
  Portfolio......................   0.75%       0.05%       --             --             0.80%             --           0.80%

AMERICAN FUNDS INSURANCE
  SERIES(R)--Class 2
American Funds Bond Fund.........   0.40%       0.01%     0.25%            --             0.66%             --           0.66%
American Funds Global Small
  Capitalization Fund............   0.70%       0.03%     0.25%            --             0.98%             --           0.98%
American Funds Growth Fund.......   0.32%       0.01%     0.25%            --             0.58%             --           0.58%
American Funds Growth-Income
  Fund...........................   0.26%       0.01%     0.25%            --             0.52%             --           0.52%



(1) Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.



(2) Net Total Annual Expenses do not reflect: (1) voluntary waivers of fees or expenses; contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.



(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.

(4) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.



(5) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.



(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio by 0.05%.



(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.



(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.



(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.



(10) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.



(11) The Portfolio is a "fund of funds" that invests substantially all of its assets in portfolios of the American Funds Insurance Series. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. The estimated expenses of the underlying portfolios are based upon the weighted average of the total operating expenses of the underlying portfolios, before expense waivers allocated to the underlying portfolios, at December 31, 2007.



(12) The fees and expenses of the Portfolio are estimated for the year ending December 31, 2008.



(13) Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee and reimburse expenses to the extent necessary to limit total operating expenses to 0.10%, excluding 12b-1 fees and Acquired Fund Fees and Expenses.



(14) The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee.



(15) Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee and reimburse expenses to the extent necessary to limit total operating expenses to 0.90%, excluding 12b-1 fees.



(16) The Portfolio is a "fund of funds" that invests equally in three other portfolios of the Met Investors Series Trust: the Met/ Franklin Income Portfolio, the Met/Franklin Mutual Shares Portfolio and the Met/Templeton Growth Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. The expenses of the underlying portfolios are based upon the weighted average of the estimated total operating expenses of the underlying portfolios, after expense waivers allocated to the portfolios, for the year ending December 31, 2008. Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee to and reimburse expenses to the extent necessary to limit total operating expenses to 0.05%, excluding 12b-1 fees and acquired fund fees and expenses.



(17) Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee and reimburse expenses to the extent necessary to limit total operating expenses to 0.80%, excluding 12b-1 fees.



(18) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.



    The fee and expense information regarding the Portfolios was provided by those Portfolios. The American Funds Insurance Series is not affiliated with Metropolitan Life Insurance Company.


    For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies."

                              HOW THE POLICY WORKS
                                  [FLOW CHART]

PREMIUM PAYMENTS

-  Flexible

-  Planned premium options

-  Guaranteed Minimum Death Benefit premium (5-year, 20-year, or to age 65)

CHARGES FROM PREMIUM PAYMENTS


- Sales Load: 2.25% up to Target Premium per Policy year; (maximum 2.25% on all premiums)


-  Premium Tax Charge: 2.0%

-  Charge for Federal Taxes: 1.25%

CASH VALUES

- Net premium payments invested in your choice of Portfolio investments (after an initial period in the Fixed Account) or the Fixed Account

- The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy

-  We do not guarantee the cash value invested in the Portfolios

-  Any earnings you accumulate are generally free of any current income taxes

- You may change the allocation of future net premiums at any time. You may transfer funds among Investment Divisions (and to the Fixed Account). Currently we do not limit the number of Investment Division transfers you can make in a Policy year (subject to restrictions we impose on "market timing" transfers).

- We reserve the right to impose a $25 charge on each partial withdrawal and on each Investment Division transfer (including a transfer between an Investment Division and the Fixed Account).


- We may limit the amount of transfers from (and in some cases to) the Fixed Account


LOANS

-  You may borrow your cash value

-  Loan interest charge is 4.0% in Policy years 1-10 and 3.0% thereafter.

- We transfer loaned funds out of the Fixed Account and the Investment Divisions into the Loan Account where we credit them with not less than 3.0% interest.

RETIREMENT BENEFITS

-  Fixed settlement options are available for policy proceeds

DEATH BENEFIT

-  Level, Variable and combined Level/Variable Death Benefit Options

- Guaranteed not to be less than face amount (less any loan and loan interest) if the Guaranteed Minimum Death Benefit is in effect.


- On or after age 121, under Options A and C, equal to the greater of (1) the face amount of the Policy as of the insured's age 121; and (2) the Policy's cash value. Under Option B, the face amount of the Policy as of the insured's age 121), plus the Policy's cash value.



-  Generally income tax free to named beneficiary; may be subject to estate tax.


DAILY DEDUCTIONS FROM ASSETS OF THE SEPARATE ACCOUNT

- Investment advisory fees and other expenses are deducted from the Portfolio values

BEGINNING OF MONTH CHARGES

- We deduct the cost of insurance protection (reflecting any substandard risk rating) from the cash value each month

-  Any Rider Charges


- Policy Charge: $15.00 per month first year and $8.00 per month thereafter for Policies issued with face amounts of $50,000 or greater, but less than $250,000; $12.00 per month first year and $9.00 per month thereafter for Policies issued with face amounts of less than $50,000.



- Coverage Expense Charge: Monthly charge imposed on base Policy face amount that applies during the first eight Policy years or during the first eight years following a face amount increase (in all years on a guaranteed basis).


- Mortality and Expense Risk Charge applied against the cash value in the Separate Account at a maximum annual rate of .80% in Policy years 1-10; .35% in Policy years 11-19; .20% in Policy years 20-29; and .05% thereafter

SURRENDER CHARGE


- Applies on lapse, surrender, face amount reduction, or partial withdrawal or change in death benefit option that results in face reduction in first ten Policy years (or in the first ten Policy years following a face amount increase). Maximum charge applies in up to the first three Policy years. Thereafter, the charge decreases on a monthly basis over the remaining years of the surrender charge period.


LIVING BENEFITS

- If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive the monthly deduction or a specified amount of monthly premium during the period of disability up to certain limits.

-  You may surrender the Policy at any time for its cash surrender value


- Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender or lapse


- Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value

- Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

                       THE COMPANY, THE SEPARATE ACCOUNT
                               AND THE PORTFOLIOS

THE COMPANY

     Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our principal office is located at 200 Park Avenue, New York, New York 10166. MetLife is licensed to sell life insurance in all states and the District of Columbia, but we only offer the Policies in New York. We are obligated to pay all benefits under the Policies.

THE SEPARATE ACCOUNT

     Metropolitan Life Separate Account UL is the funding vehicle for the Policies and other variable life insurance policies that we issue. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the cash values of the variable life insurance policies issued by the Separate Account. Death benefits in excess of Policy cash value are paid from our general account. Death benefits paid from the general account are subject to the claims-paying ability of MetLife.

THE PORTFOLIOS

     Each Investment Division of the Separate Account invests in a corresponding Portfolio. Each Portfolio is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Portfolios are the Metropolitan Series Fund, Inc., the Met Investors Series Trust and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Portfolios.

     The adviser, sub-adviser and investment objective of each Portfolio are as follows:

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC


ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
BlackRock Aggressive Growth   BlackRock Advisors, Inc.      Maximum capital appreciation.
  Portfolio
BlackRock Bond Income         BlackRock Advisors, Inc.      A competitive total return
  Portfolio                                                 primarily from investing in
                                                            fixed-income securities.
BlackRock Diversified         BlackRock Advisors, Inc.      High total return while attempting
  Portfolio                                                 to limit investment risk and
                                                            preserve capital.
BlackRock Large Cap Value     BlackRock Advisors, Inc.      Long-term growth of capital.
  Portfolio
BlackRock Legacy Large Cap    BlackRock Advisors, Inc.      Long-term growth of capital.
  Growth Portfolio
BlackRock Strategic Value     BlackRock Advisors, Inc.      High total return, consisting
  Portfolio                                                 principally of capital
                                                            appreciation.
Davis Venture Value           Davis Selected Advisers,      Growth of capital.
  Portfolio                   L.P.(1)
FI Large Cap Portfolio        Pyramis Global Advisors, LLC  Long-term growth of capital.

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
FI Mid Cap Opportunities      Pyramis Global Advisors, LLC  Long-term growth of capital.
  Portfolio
FI Value Leaders Portfolio    Pyramis Global Advisors, LLC  Long-term growth of capital.
Franklin Templeton Small Cap  Franklin Advisers, Inc.       Long-term capital growth.
  Growth Portfolio
Harris Oakmark Focused Value  Harris Associates L.P.        Long-term capital appreciation.
  Portfolio
Jennison Growth Portfolio     Jennison Associates LLC       Long-term growth of capital.
Julius Baer International     Julius Baer Investment        Long-term growth of capital.
  Stock Portfolio             Management LLC
Lehman Brothers(R) Aggregate  MetLife Investment Advisors   To equal the performance of the
  Bond Index Portfolio        Company, LLC                  Lehman Brothers Aggregate Bond
                                                            Index.
Loomis Sayles Small Cap       Loomis, Sayles & Company,     Long-term capital growth from
  Portfolio                   L.P.                          investments in common stocks or
                                                            other equity securities.
MetLife Mid Cap Stock Index   MetLife Investment Advisors   To equal the performance of the
  Portfolio                   Company, LLC                  Standard & Poor's MidCap 400
                                                            Composite Stock Price Index.
MetLife Stock Index           MetLife Investment Advisors   To equal the performance of the
  Portfolio                   Company, LLC                  Standard & Poor's 500 Composite
                                                            Stock Price Index.
MFS(R) Total Return           Massachusetts Financial       Favorable total return through
  Portfolio                   Services Company              investment in a diversified
                                                            portfolio.
MFS(R) Value Portfolio        Massachusetts Financial       Capital appreciation and
                              Services Company              reasonable income.
Morgan Stanley EAFE(R) Index  MetLife Investment Advisors   To equal the performance of the
  Portfolio                   Company, LLC                  MSCI EAFE Index.
Neuberger Berman Mid Cap      Neuberger Berman Management   Capital growth.
  Value Portfolio             Inc.
Oppenheimer Global Equity     OppenheimerFunds, Inc.        Capital appreciation.
  Portfolio
Russell 2000(R) Index         MetLife Investment Advisors   To equal the return of the Russell
  Portfolio                   Company, LLC                  2000 Index.
T. Rowe Price Large Cap       T. Rowe Price Associates,     Long-term growth of capital and,
  Growth Portfolio            Inc.                          secondarily, dividend income.
T. Rowe Price Small Cap       T. Rowe Price Associates,     Long-term capital growth.
  Growth Portfolio            Inc.
Western Asset Management      Western Asset Management      To maximize total return
  Strategic Bond              Company                       consistent with preservation of
  Opportunities Portfolio                                   capital.
Western Asset Management      Western Asset Management      To maximize total return
  U.S. Government Portfolio   Company                       consistent with preservation of
                                                            capital and maintenance of
                                                            liquidity.
MetLife Conservative          N/A                           A high level of current income,
  Allocation Portfolio                                      with growth of capital as a
                                                            secondary objective.

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
MetLife Conservative to       N/A                           A high total return in the form of
  Moderate Allocation                                       income and growth of capital, with
  Portfolio                                                 a greater emphasis on income.
MetLife Moderate Allocation   N/A                           A balance between a high level of
  Portfolio                                                 current income and growth of
                                                            capital, with a greater emphasis
                                                            on growth of capital.
MetLife Moderate to           N/A                           Growth of capital.
  Aggressive Allocation
  Portfolio
MetLife Aggressive            N/A                           Growth of capital.
  Allocation Portfolio


MET INVESTORS SERIES TRUST                  ADVISER: MET INVESTORS ADVISORY, LLC



ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
American Funds Balanced       Met Investors Advisory, LLC   A balance between a high level of
  Allocation Portfolio                                      current income and growth of
                                                            capital, with a greater emphasis
                                                            on growth of capital.
American Funds Growth         Met Investors Advisory, LLC   Growth of capital.
  Allocation Portfolio
American Funds Moderate       Met Investors Advisory, LLC   A high total return in the form of
  Allocation Portfolio                                      income and growth of capital, with
                                                            a greater emphasis on income.
BlackRock Large Cap Core      BlackRock Advisors, Inc.      Long-term capital growth.
  Portfolio
Clarion Global Real Estate    ING Clarion Real Estate       Total return through investment in
  Portfolio                   Securities, L.P.              real estate securities,
                                                            emphasizing both capital
                                                            appreciation and current income.
Cyclical Growth and Income    Gallatin Asset Management,    Growth of capital and income.
  ETF Portfolio               Inc.
Cyclical Growth ETF           Gallatin Asset Management,    Growth of capital.
  Portfolio                   Inc.
Harris Oakmark International  Harris Associates L.P.        Long-term capital appreciation.
  Portfolio
Janus Forty Portfolio         Janus Capital Management LLC  Capital appreciation.
Lazard Mid Cap Portfolio      Lazard Asset Management LLC   Long-term capital appreciation.
Legg Mason Partners           ClearBridge Advisors, LLC     Capital appreciation.
  Aggressive Growth
  Portfolio
Legg Mason Value Equity       Legg Mason Capital            Long-term growth of capital.
  Portfolio                   Management, Inc.
Lord Abbett Bond Debenture    Lord, Abbett & Co. LLC        High current income and the
  Portfolio                                                 opportunity for capital
                                                            appreciation to produce a high
                                                            total return.
Met/AIM Small Cap Growth      Invesco Aim Capital           Long-term growth of capital.
  Portfolio                   Management, Inc.
Met/Franklin Income           Franklin Advisers, Inc.       To maximize income while
  Portfolio                                                 maintaining prospects for capital
                                                            appreciation.

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
Met/Franklin Mutual Shares    Franklin Mutual Advisers,     Capital appreciation, which may
  Portfolio                   LLC                           occasionally be short-term. The
                                                            Portfolio's secondary investment
                                                            objective is income.
Met/Franklin Templeton        Met Investors Advisory, LLC   Primary seeks capital appreciation
  Founding Strategy                                         and secondarily seeks income.
  Portfolio
Met/Templeton Growth          Templeton Global Advisors     Long-term capital growth.
  Portfolio                   Limited
MFS(R) Research               Massachusetts Financial       Capital appreciation.
  International Portfolio     Services Company
Oppenheimer Capital           OppenheimerFunds, Inc.        Capital appreciation.
  Appreciation Portfolio
PIMCO Inflation Protected     Pacific Investment            Maximum real return, consistent
  Bond Portfolio              Management Company LLC        with preservation of capital and
                                                            prudent investment management.
PIMCO Total Return Portfolio  Pacific Investment            Maximum total return, consistent
                              Management Company LLC        with the preservation of capital
                                                            and prudent investment management.
RCM Technology Portfolio      RCM Capital Management LLC    Capital appreciation; no
                                                            consideration is given to income.
T. Rowe Price Mid Cap Growth  T. Rowe Price Associates,     Long-term growth of capital.
  Portfolio                   Inc.



AMERICAN FUNDS INSURANCE SERIES(R)      ADVISER: CAPITAL RESEARCH AND MANAGEMENT
COMPANY


ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
American Funds Bond Fund      N/A                           Maximize current income and
                                                            preserve capital by investing
                                                            primarily in fixed-income
                                                            securities.
American Funds Global Small   N/A                           Capital appreciation through
  Capitalization Fund                                       stocks.
American Funds Growth Fund    N/A                           Capital appreciation through
                                                            stocks.
American Funds Growth-Income  N/A                           Capital appreciation and income.
  Fund

---------------

(1) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

FOR MORE INFORMATION REGARDING THE PORTFOLIOS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE PORTFOLIO PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

     The Portfolios' investment objectives may not be met. The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser or sub-adviser. The investment results of the Portfolios may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other fund.

SHARE CLASSES OF THE PORTFOLIOS

     The Portfolios offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Portfolios may provide information for share classes that are not available through the Policy.

When you consult the attached prospectus for any Portfolio, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the Metropolitan Series Fund, Inc. we offer Class A shares only; for the Met Investors Series Trust, we offer Class A and Class B shares; and for the American Funds Insurance Series, we offer Class 2 shares only.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE PORTFOLIOS

     An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory, LLC) or subadviser of a Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy Owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Portfolio attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of a Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

     We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Portfolios. We will benefit accordingly from assets allocated to the Portfolios to the extent they result in profits to the advisers. (See "Fee Tables--Annual Portfolio Operating Expenses" for information on the management fees paid by the Portfolios and the Statement of Additional Information for the Portfolios for information on the management fees paid by the advisers to the subadvisers.)

     Certain Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Portfolio's 12b-1 Plan, if any, is described in more detail in the Portfolio's prospectus. (See "Fee Tables--Annual Portfolio Expenses" and "Distribution of the Policies.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our Distributor. Payments under a Portfolio's 12b-1 Plan decrease the Portfolio's investment return.

SELECTION OF THE PORTFOLIOS


     We select the Portfolios offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolio's adviser or subadviser is one of our affiliates or whether the Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Portfolios" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to Portfolios advised by our affiliates than those that are not, we may be more inclined to offer Portfolios advised by our affiliates in the variable insurance products we issue. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premium payments and/or transfers of cash value if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Policy owners. We may include Portfolios based on recommendations from selling firms. In some cases, the selling firms may receive payments from the Portfolios they recommend and may benefit accordingly from the allocation of cash value to such Portfolios.

     WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.

     We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Policies.")

VOTING RIGHTS

     We own the Portfolio shares held in the Separate Account and have the right to vote those shares at meetings of the Portfolio shareholders. However, to the extent required by Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.

     We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withhold from voting on, any proposition in the same proportion as the shares held in that Investment Division for all policies for which we have received voting instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote.

     We will vote Portfolio shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of a Portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with an Investment Division's investment objectives. If we do disregard voting instructions, the next semi-annual report to Policy Owners will include a summary of that action and the reasons for it.

RIGHTS RESERVED BY METLIFE

     We and our affiliates may change the voting procedures and vote Portfolio shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add Investment Divisions; (2) to combine Investment Divisions; (3) to substitute shares of another registered open-end management investment company, which may have different fees and expenses, for shares of a Portfolio; (4) to substitute or close an Investment Division to allocations of premium payments or cash value or both, and to existing investments or the investment of future premiums, or both, for any class of Policy or Policy Owner, at any time in our sole discretion; (5) to operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form; (6) to deregister the Separate Account under the Investment Company Act of 1940; (7) to combine it with other Separate Accounts; and (8) to transfer assets supporting the Policies from one Investment Division to another or from the Separate Account to other Separate Accounts, or to transfer assets to our general account as permitted by applicable law. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Separate Account or its investments.

     We will not make any changes without receiving any necessary approval of the SEC and the New York Insurance Department. We will notify you of any changes.

                                  THE POLICIES

PURCHASING A POLICY

     To purchase a Policy, you must submit a completed application and an initial premium to us at our Designated Office. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount. For Policies acquired through a pension or profit sharing plan qualified under Section 401 of the Internal Revenue Code of 1986, the minimum face amount is $25,000.

     The Policies are available for insureds age 85 or younger. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Investment Division performance and cash values. To obtain more information about these other policies, contact our Designated Office or your registered representative.

REPLACING EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we may not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. While the insured is living and the Policy is in force, the Policy Owner may exercise all the rights and options described in the Policy, subject to the terms of any beneficiary designation or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy and assigning the Policy. At the death of the Policy Owner who is not the insured, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Designated Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

24 MONTH CONVERSION RIGHT


     GENERAL RIGHT. Generally, during the first two Policy years, or in the event of a material change in the investment policy of the Separate Account, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy agreed to by us and issued by us or an affiliate that we name provided that you repay any Policy loans and loan interest, and the Policy has not lapsed. We make the exchange without evidence of insurability. The new policy will have the same base Policy face amount as that being exchanged. The new policy will have the same issue age, risk class and Policy Date as the variable life Policy had.

     Contact our Designated Office or your registered representative for more specific information about the 24 Month Conversion Right. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

EXCHANGE RIGHT


     At least once each year you have the option to transfer all of your cash value to the Fixed Account and apply the cash surrender value to a new policy issued by us or an affiliate which provides paid-up insurance. Paid-up insurance is permanent insurance with no further premiums due. The face amount of the new policy of paid-up insurance may be less than the face amount of the Policy.


                                    PREMIUMS

FLEXIBLE PREMIUMS

     Subject to the limits described below, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which consists of a first-year premium amount and an amount for subsequent premium payments. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $50, except with our consent.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule, or on a monthly schedule if payments are drawn directly from your checking account under our pre-authorized checking arrangement. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may make payments by check or through our pre-authorized checking arrangement. You can change your Planned Premium schedule by sending your request to us at our Designated Office. You may not make premium payments on or after the Policy anniversary when the insured reaches age 121, except for premiums required during the grace period.

     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a modified endowment contract and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit." The amount of your "7-pay limit" is shown in your Policy illustration and in your annual Policy statement. If you make a payment that exceeds the "7-pay limit" we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from becoming a modified endowment contract. (See "Tax Considerations.") In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.

     We allocate net payments to your Policy's Investment Divisions as of the date we receive the payments at our Designated Office (or at our Administrative Office in Tampa, Florida), if they are received before the close of regular trading on the New York Stock Exchange. Payments received after that time, or on a day that the New York Stock Exchange is not open, will be allocated to your Policy's Investment Divisions on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     Under our current processing, we treat any payment received by us as a premium payment unless it is clearly marked as a loan repayment.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

     INVESTMENT START DATE. Your initial net premium is credited with Fixed Account interest as of the investment start date. The investment start date is the later of the Policy Date and the date we first receive a premium payment for the Policy at our Designated Office. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, unless you request otherwise, the Policy Date is the date the policy application is approved. Monthly Deductions begin on the Policy Date. You may only make one premium payment with the application. The minimum amount you must pay is set forth in the application. If we decline an application, we refund the premium payment made.

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement beginning on the later of the date the application is signed or on the date of any required medical examination. (See "Death Benefits.")

     PREMIUM ON DELIVERY. If you pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date and the investment start date are the date your premium payment is received at our Designated Office. Monthly Deductions begin on the Policy Date.

     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the Policy application is approved. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the minimum premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate the net premiums to the Policy, adjusted for monthly Policy charges.

RIGHT TO EXAMINE POLICY

     You may cancel the Policy within ten days after you receive it. You may return the Policy to our Designated Office (see "Receipt of Communications and Payments at MetLife's Designated Office") or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid.

ALLOCATION OF NET PREMIUMS


     We allocate your initial net premium to the Investment Divisions and/or the Fixed Account as of the investment start date. We will hold your initial net premium in the Fixed Account for twenty days, and then we make the allocation among the Investment Divisions as you choose. You may allocate any whole percentage to an Investment Division.


     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone, by written request or over the Internet. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     When we allocate net premiums to your Policy's Investment Divisions, we convert them into accumulation units of the Investment Divisions. We determine the number of accumulation units by dividing the dollar amount of the net premium by the accumulation unit value. For your initial premium, we use the accumulation unit value on the investment start date. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See "Cash Value.")

     RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE'S DESIGNATED OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Designated Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

     The Designated Office for various Policy transactions is as follows:


Premium Payments                       MetLife
                                       P.O. Box 371351
                                       Pittsburgh, PA 15250-7351

Payment Inquiries and                  MetLife
Correspondence                         P.O. Box 30375
                                       Tampa, FL 33630-3375

Beneficiary and Ownership              MetLife
Changes                                P.O. Box 541
                                       Warwick, RI 02887-0541

Surrenders, Loans,                     MetLife
Withdrawals and                        P.O. Box 543
Investment Division Transfers          Warwick, RI 02887-0543

Cancellations (Right to Examine        MetLife
Policy Period)                         Free Look Unit
                                       500 Schoolhouse Road
                                       Johnstown, PA 15904

Death Claims                           MetLife
                                       P.O. Box 353
                                       Warwick, RI 02887-0353

Investment Division Transfers and      (800) 638-5000
Other Telephone Transactions and
Inquiries


     You may request a cash value transfer or reallocation of future premiums by written request (which may be telecopied) to us, by telephoning us or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. To request a transfer over the Internet, you may log on to our website at www.metlife.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Designated Office.

     If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.


PAYMENT OF PROCEEDS

     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Investment Divisions within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at MetLife's Designated Office.") However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Investment Divisions: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted as determined by the SEC, (ii) if the SEC by order permits postponement or determines that an emergency exists that makes payments or Investment Division transfers impractical, or (iii) at any other time when the Portfolios or the Separate Account have the legal right to suspend payment.

     We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, facsimile, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

     Unless otherwise requested, we may apply the Policy's death proceeds to our Total Control Account. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account is an interest-bearing checking account through which you have convenient and complete access to the proceeds, which are maintained in our general account or that of an affiliate. Interest is credited at an effective rate of 3% per year.

                                   CASH VALUE

     Your Policy's total cash value includes its cash value in the Separate Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's Investment Divisions

     -- interest credited to cash value in the Fixed Account

     -- interest credited to amounts held in the Loan Account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial withdrawals

     -- transfers among the Investment Divisions and the Fixed Account.

     The Policy's total cash value in the Separate Account equals the number of accumulation units credited in each Investment Division multiplied by that Investment Division's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to an Investment Division into accumulation units of the Investment Division. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in an Investment Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date).

     The accumulation unit value of an Investment Division depends on the net investment experience of its corresponding Portfolio and reflects fees and expenses of the Portfolio. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for an Investment Division reflects:

     -- the change in net asset value per share of the corresponding Portfolio
        (as of the close of regular trading on the Exchange) from its last value,

     -- the amount of dividends or other distributions from the Portfolio since the last determination of net asset value per share, and

     -- any deductions for taxes that we make from the Separate Account.

     The NIF can be greater or less than one.

                                 DEATH BENEFITS


     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary. Coverage under the Policy generally begins when you pay the initial premium. If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited time that begins on the later of the date we receive the premium payment or the date of any required medical examination. Temporary coverage is not available for proposed insureds who have received medical treatment for, or been diagnosed as having, certain conditions or diseases specified in the temporary insurance agreement. The maximum temporary coverage is the lesser of the amount of insurance applied for and $1,000,000.


     DEATH BENEFIT OPTIONS. When you apply for a Policy, you must choose among three death benefit options. If you fail to select a death benefit option in the application, we will seek the required information from you.

     The Option A death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Code.

     The Option C death benefit (available if the insured is age 60 or younger) is equal to the face amount of the Policy plus the Policy's cash value until the insured attains age 65, at which time we will increase the Policy's face amount by the amount of the Policy's cash value and thereafter the death benefit will remain level, at the increased face amount, subject to increases required by the Code.

     CHOICE OF TAX TEST. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and (2) the cash value accumulation test. The test you choose at issue cannot be changed.

     Under the GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix A.

     Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, risk class and sex of the insured at the time of the calculation. Sample net single premium factors appear in Appendix A.

     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     AGE 121. The death benefit payable under Option A or Option C on or after the insured's attained age 121 will be the greater of:

     --  the cash value on the date of death, or

     -- the face amount of the base Policy on the Policy anniversary at the insured's attained age 121.

     The death benefit payable under Option B on or after the insured's attained age 121 will be the face amount of the base Policy on the Policy anniversary at the insured's attained age 121, plus the cash value on the date of death.

     The tax consequences of keeping the Policy in force beyond the insured's attained age 121 are unclear.

DEATH PROCEEDS PAYABLE


     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If death occurs during the grace period, we reduce the proceeds by the amount of unpaid Monthly Deductions. (See "Lapse and Reinstatement.") We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death. Riders that can have an effect on the amount of death proceeds payable are the Accelerated Death Benefit Rider, the Accidental Death Benefit Rider and the Options to Purchase Additional Insurance Coverage Rider. (See "Additional Benefits by Rider.")


     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years from the Policy's date of issue, or if a rider limits the death benefit.

     SUICIDE. If the insured commits suicide within two years from the date of issue, the death benefit will be limited to premiums paid less any partial withdrawals, less any loan and loan interest outstanding on the date of death. If the insured commits suicide within two years after the effective date of an increase in face amount, the death benefit for such increase will be limited to the Monthly Deductions for the increase.

CHANGE IN DEATH BENEFIT OPTION


     After the first Policy year you may change your death benefit option, subject to our underwriting rules, by written request to our Designated Office. The change will be effective on the monthly anniversary on or following the date we approve your request. We may require proof of insurability. A change in death benefit option may have tax consequences.


     If you change from Option A (or from Option C after the insured's attained age 65) to Option B (or to Option C on or before the insured's attained age 60), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then any remaining initial face amount, and then any increase in face amount from a prior change in death benefit option, but not below the Policy minimum. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. A Surrender Charge may apply to a Policy face amount reduction or partial withdrawal that reduces the face amount on a change from Option A (or from Option C after the insured's attained age 65) to Option B (or to Option C on or before the insured's attained age 60). (See "Surrender Charge.") In addition, if the face amount reduction occurs within 12 months after a face amount increase, we will deduct a proportionate part of the Coverage Expense Charges due with respect to the face amount increase for the remainder of the 12-month period.

     If you change from Option B (or from Option C on or before the insured's attained age 65) to Option A, we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change. The increase in face amount is not subject to the Coverage Expense Charge and will not be subject to any Surrender Charge.

INCREASE IN FACE AMOUNT


     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must be 85 or less. The minimum amount of increase permitted is $5,000. The increase is effective on the monthly anniversary on or next following our approval of your request. Requests for face amount increases should be submitted to our Designated Office. An increase in face amount may have tax consequences.


     The face amount increase will have its own Target Premium, as well as its own Surrender Charge, current cost of insurance rates, Coverage Expense Charge, and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. (See "Surrender Charge", "Monthly Deduction from Cash Value", "Partial Withdrawal" and "Reduction in Face Amount.") When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), then to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.

     We reserve the right to (i) restrict certain Policy changes, such as death benefit increases, or (ii) require the issuance of a new Policy in connection with such Policy changes if we deem it administratively necessary or prudent to do so in order to comply with applicable law, including applicable Federal income tax law.

REDUCTION IN FACE AMOUNT

     After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. If you reduce the face amount of your Policy, we deduct any Surrender Charge that applies from the Policy's cash value in proportion to the amount of the face amount reduction. If the face amount of your Policy is reduced in the first year following a face amount increase, we will also deduct a proportionate part of the Coverage Expense Charges due for the remainder of the first year following the face amount increase.

     A face amount reduction will decrease the Policy's death benefit unless we are increasing the death benefit to satisfy Federal income tax laws, in which case a face amount reduction will not decrease the death benefit unless we deduct a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable. The amount of any face reduction must be at least $5,000, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

     If you choose to reduce your Policy's face amount, unless you request otherwise, we will first decrease any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred, then any remaining initial base Policy face amount, and then any increase in face amount from a prior change in death benefit option.

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, a portion of the Policy's cash value may have to be paid to you to comply with Federal tax law.


     A face amount reduction takes effect on the monthly anniversary on or next following the date we receive your request. You can contact your registered representative or the Designated Office for information on face amount reduction procedures.


     A reduction in the face amount of a Policy may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations.")

                       SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDER

     You may surrender the Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The cash surrender value equals the cash value reduced by any

Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge.") If you surrender the Policy in the first Policy year (or in the first year following a face amount increase), we will also deduct an amount equal to the remaining first year Coverage Expense Charges. We reserve the right to also deduct an amount equal to the remaining first year Policy Charges.



     If you surrender the Policy, coverage will terminate on the monthly anniversary on or next following the date of surrender. If the insured dies on or after the surrender date, but before the termination date, we will reverse the surrender and will pay the Policy's death benefit to the beneficiary, but we will deduct from the death proceeds an amount equal to the cash surrender value paid to you.


     You may apply all or part of the surrender proceeds to a payment option. Once a Policy is surrendered, all coverage and benefits cease and cannot be reinstated. A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)


     The Policies are designed to be long-term investments. As a result, you should be aware that if you surrender your Policy in the first Policy year, the Surrender Charge is likely to exceed the cash value of your Policy and you will receive no proceeds upon surrender.


PARTIAL WITHDRAWAL

     After the first Policy anniversary you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits. The minimum amount of a partial withdrawal request must be $500.

     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the Fixed Account. (See "The Fixed Account.") Currently, we permit partial withdrawals equal to the lesser of 100% of the Policy's cash surrender value in the Separate Account as of the beginning of the year, or the maximum amount that can be withdrawn without causing the Policy's face amount to fall below the minimum permitted. (However, we may allow the face amount to fall below the minimum if the Policy has been in force for at least 15 years and the insured's attained age is greater than 55.) You may not make a partial withdrawal that would reduce your cash surrender value to less than the amount of two monthly deductions. We have the right to limit partial withdrawals to 12 per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal.

     If a partial withdrawal reduces your Policy's face amount, the amount of the Surrender Charge that will be deducted from your cash value is an amount that is proportional to the amount of the face reduction. The amount deducted will reduce the remaining Surrender Charge payable under the Policy. No Surrender Charge will apply on up to 10% of the cash surrender value withdrawn each year, measured as a percentage of each withdrawal.


EXAMPLE. The following example assumes that a Policy Owner withdraws, in the first month of the second Policy year, 20% of the cash surrender value of a Policy. The insured under the Policy is assumed to be the representative insured shown in the fee table on page A-8 of the prospectus. As shown in the fee table, the Surrender Charge for that insured is $14.00 per $1,000 of Policy face amount. The Policy is assumed to have the other characteristics shown below:




Face Amount:.........   $         300,000
Death Benefit
  Option:............   Option A -- Level

Cash Value:..........   $          11,718
Surrender Charge:....   $           4,200   ($14.00    x   $300,000/1,000)
                        -----------------
Cash Surrender
  Value:.............   $           7,518
                                     x 20%
                        -----------------
Withdrawal Amount:...   $           1,504

     The first 10% of cash surrender value, or $752, can be withdrawn free of Surrender Charge. The remaining $752 withdrawn is subject to a portion of the Policy's Surrender Charge -- based on the ratio that such excess withdrawal amount bears to the Policy's face amount less the Surrender Charge, as shown in the formula below:




                                    Withdrawal Amount in
Surrender Charge        x         Excess of Free Withdrawal       =     Surrender Charge
                              ---------------------------------
                              Face Amount less Surrender Charge         On Withdrawal
       $4,200           x                   $752                  =     $11
                              ---------------------------------
                                      $300,000 - $4,200



     Because the Policy has a level death benefit, the withdrawal will cause a dollar for dollar reduction in the Policy's face amount, so that the cash value and the face amount will both be reduced by the $1,504 withdrawal and by the $11 Surrender Charge. The overall impact of the withdrawal on Policy values would therefore be as follows:



The effect of the withdrawal on the Policy would be as follows:




Face Amount before Withdrawal...............................   $300,000
  Withdrawal................................................    - 1,504
  Surrender Charge on Withdrawal............................    -    11
                                                               --------

Face Amount after Withdrawal................................   $298,485

Surrender Charge before Withdrawal..........................   $  4,200
  Surrender Charge on Withdrawal............................    -    11
                                                               --------
Surrender Charge after Withdrawal...........................   $  4,189

Cash Value before Withdrawal................................   $ 11,718
  Withdrawal................................................    - 1,504
  Surrender Charge on Withdrawal............................     -   11
                                                               --------
Cash Value after Withdrawal.................................   $ 10,203

Surrender Charge after Withdrawal...........................     -4,189
                                                               --------
Cash Surrender Value after Withdrawal.......................   $  6,014



     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred; any remaining initial face amount; and then any face amount increases resulting from a change in death benefit option, down to the required minimum.


     A partial withdrawal reduces the cash value in the Investment Divisions of the Separate Account and the Fixed Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Designated Office for information on partial withdrawal procedures. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     A reduction in the death benefit as a result of a partial withdrawal may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations.")

                                   TRANSFERS

TRANSFER OPTION

     You may transfer your Policy's cash value between and among the Investment Divisions and the Fixed Account. Your right to transfer begins 20 days after we apply your initial premium to the Policy. We reserve the right to limit transfers to four per Policy year. Currently we do not limit the number of transfers per Policy year. We reserve the right to make a charge of $25 per transfer. We treat all transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request, if the request is received before the close of regular trading on the New York Stock Exchange. Transfer requests received after that time, or on a day that the New York Stock Exchange is not open, will be effective on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife's Designated Office.") For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Portfolios and may disrupt portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).


     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Portfolios (i.e., the BlackRock Strategic Value Portfolio, Franklin Templeton Small Cap Growth Portfolio, Julius Baer International Stock Portfolio, Loomis Sayles Small Cap Portfolio, Morgan Stanley EAFE Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000 Index Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, T. Rowe Price Small Cap Growth Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Met/Templeton Growth Portfolio, MFS Research International Portfolio, and American Funds Global Small Capitalization Fund--the "Monitored Portfolios") and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Portfolios, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. We do not believe that other Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Portfolios, we rely on the underlying Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.


     AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.


     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under an Automated Investment Strategy are not treated as transfers when we evaluate trading patterns for market timing.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Portfolio and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Portfolio.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios. If a Portfolio believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Portfolio may reject the entire omnibus order.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Portfolio prospectuses for more details.

                        AUTOMATED INVESTMENT STRATEGIES

     You can choose one of five automated investment strategies. You can change or cancel your choice at any time.

     EQUITY GENERATOR. The Equity Generator allows you to transfer the interest earned in the Fixed Account to any one of the Investment Divisions on each monthly anniversary. The interest earned in the month must be at least $20 in order for the transfer to take place. If less than $20 is earned, no transfer will occur, and the interest not transferred cannot be counted towards the next month's minimum.

     ALLOCATOR. The Allocator allows you to systematically transfer cash value from the Fixed Account or any one Investment Division (the "source fund") to any number of Investment Divisions. The transfers will take place on each monthly anniversary. You can choose to transfer a specified dollar amount (1) for a specified number of months, or (2) until the source fund is depleted. In either case, payments must continue for at least a three month period.


     ENHANCED DOLLAR COST AVERAGER. With the Enhanced Dollar Cost Averager, cash value is transferred from the EDCA fixed account to the Investment Divisions monthly. You elect the EDCA at issue and select the total amount of cash value to be transferred. The cash value earmarked for the strategy is held in the EDCA fixed account where it may be credited with a rate of interest that is higher than the Fixed Account's current crediting rate. The amount transferred each month to the Investment Divisions equals the total amount earmarked for the strategy divided by 12.


     REBALANCER. The Rebalancer allows your Policy's cash value to be automatically redistributed on a quarterly basis among the Investment Divisions and the Fixed Account in accordance with the allocation percentages you have selected.

     INDEX SELECTOR. The Index Selector allows you to choose one of five asset allocation models which are designed to correlate to various risk tolerance levels. Based on your selection, we allocate 100% of your cash value among the five Investment Divisions that invest in the five index Portfolios available under the Policy (the Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index, MetLife Stock Index, MetLife Mid Cap Stock Index and Russell 2000 Index Portfolios) and the Fixed Account. On a quarterly basis, we will redistribute your cash value among these Investment Divisions and the Fixed Account in order to return your cash value to the original allocation percentages. If you change your allocation of net premiums the Index Selector strategy, including the rebalancing feature, will be terminated.

     These automated investment strategies allow you to take advantage of investment fluctuations, but none assures a profit nor protects against a loss. Because certain strategies involve continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue purchases through periods of fluctuating price levels.

     We reserve the right to modify or terminate any of the automated investment strategies for any reason, including, without limitation, a change in regulatory requirements applicable to such programs. For more information about the automated investment strategies, please contact your registered representative.

                                     LOANS


     YOU MAY BORROW FROM YOUR POLICY AT ANY TIME. The maximum amount you may borrow, calculated as of the date of the loan, is the greater of 75% of the Policy's cash surrender value or:


     -- the Policy's cash value, less

     -- any Policy loan balance, less

     -- loan interest due to the next Policy anniversary, less

     -- the most recent Monthly Deduction times the number of months to the next
        Policy anniversary, less

     -- any Surrender Charge, plus

     -- interest credited on the cash value at the guaranteed interest rate to the next Policy anniversary.

     The minimum loan amount is $500. We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at MetLife's Designated Office.") You may increase your risk of lapse if you take a loan. You should contact our Designated Office or your registered representative for information on loan procedures.

     A Policy loan reduces the Policy's cash value in the Investment Divisions by the amount of the loan. A loan repayment increases the cash value in the Investment Divisions by the amount of the repayment. We attribute Policy loans to the Investment Divisions and the Fixed Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Investment Divisions and the Fixed Account to the Loan Account (which is part of our general account).

     You may repay all or part of your loan at any time while the insured is still alive. When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Divisions of the Separate Account and to the Fixed Account in proportion to the cash value in each. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     We guarantee that the interest rate charged on Policy loans will not be more than 4.0% per year in Policy years 1-10 and 3.0% per year thereafter.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Investment Divisions and the Fixed Account to the Loan Account in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 3.0% per year and is transferred on each Policy anniversary to the Investment Divisions and to the Fixed Account in proportion to the cash value in each. The interest credited will also be transferred: (1) when you take a new loan; (2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period.

     The amount taken from the Policy's Investment Divisions as a result of a loan does not participate in the investment experience of the Investment Divisions. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums.") If you want us to treat a payment as a loan repayment, it should be clearly marked as such.

     A loan that is taken from, or secured by, a Policy may have tax consequences. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. Nevertheless, the tax consequences associated with loans outstanding after the tenth Policy year are uncertain. A tax adviser should be consulted when considering a loan.

                            LAPSE AND REINSTATEMENT

LAPSE

     In general, in any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default, and may lapse. However, you can prevent your Policy from lapsing, regardless of the amount of your cash surrender value, if the premiums you pay are sufficient to keep the Guaranteed Minimum Death Benefit ("GMDB") in effect.


     The base Policy offers, at no additional charge, a five-year GMDB, a 20-year GMDB and a GMDB that lasts until the insured's age 65. For an additional charge, you can add a Policy rider at issue that provides a GMDB to age 85 or a GMDB to age 121. All Policies are issued with a GMDB, which guarantees that the Policy will remain in force for at least five years if the required Guaranteed Minimum Death Benefit Monthly Premiums ("GMDB Monthly Premiums") are paid when due. The five-year GMDB Monthly Premium is set forth in your Policy. It is the minimum initial periodic premium you can pay into the Policy. Policies will be issued with the 20-year GMDB or the GMDB to age 65 to eligible Policy Owners who elect either of these GMDBs at issue.


     The GMDB Monthly Premium varies depending on the guarantee period, the insured's age, sex (except for unisex policies), smoking status and risk class, the Policy's face amount and the death benefit option chosen. The GMDB Monthly Premium may change in the event that any of the following events occur: an increase or decrease in the base Policy face amount; adding, deleting or changing a rider; a change in death benefit option or the insured's risk class; or a misstatement of the insured's age or sex in the Policy application.

     On each monthly anniversary we test the Policy to determine if the cumulative premiums you have paid, less any partial withdrawals or outstanding loans you have taken, equal or exceed the sum of the GMDB Monthly Premiums due to date for the GMDB you selected. If you meet this test, the GMDB you selected will be in effect. However, even if you have not elected the 20-year GMDB or the GMDB to age 65, if the amount of premiums you pay into the Policy for each Policy month since the Policy Date is sufficient to meet the requirements of the 20-year GMDB or the GMDB to age 65, in your third annual statement we will notify you that the applicable GMDB is in effect. Conversely, if you have elected the 20-year GMDB or the GMDB to age 65 and your premium payments are insufficient to satisfy the GMDB Monthly Premium requirements, we will notify you that your GMDB will be reduced to the five-year GMDB, the GMDB to age 65, or the 20-year GMDB, as applicable, unless you pay sufficient premiums within 62 days to meet the requirements of the GMDB you originally selected. If, during the first five Policy years, you fail to pay sufficient premiums to keep the five-year GMDB in effect, we will notify you that the GMDB will terminate within 62 days if you fail to pay the required Monthly Premiums. If the guarantee provided by the GMDB terminates, the Policy will continue in force for as long as there is cash surrender value sufficient to pay the Monthly Deduction. If the GMDB terminates, you may reinstate it within nine months provided the Policy remains in force. In order to reinstate the GMDB, you must pay sufficient premiums to satisfy the cumulative premium requirement for the applicable GMDB (five-year, 20-year or to age 65) at the time of reinstatement.


     If the GMDB is in effect and the Policy's cash surrender value is insufficient to cover the Monthly Deduction, the Policy will not lapse. We will take the Monthly Deduction from the Policy's cash value until the cash value has been reduced to zero. At that point, future Monthly Deductions will be waived for as long as the GMDB is in effect.


     If the GMDB is not in effect and the cash surrender value is insufficient to pay the Monthly Deduction, the Policy will enter a 62-day grace period during which you will have an opportunity to pay a premium sufficient to keep the Policy in force. The minimum amount you must pay is the lesser of three Monthly Deductions or, if applicable, the amount necessary to reinstate the GMDB. We will tell you the amount due. If you fail to pay this amount before the end of the grace period, the Policy will terminate.

     Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge. Your Policy may be protected against lapse in these circumstances if it has been in force for 15 years, the insured has attained age 75, and the other requirements of the Overloan Protection Rider have been met. If your Policy is not so protected, we will notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

REINSTATEMENT

     If your Policy has lapsed, you may reinstate it within three years after the date of lapse if the insured has not attained age 121. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. If the Policy lapses and is reinstated during the first five Policy years, only the five-year GMDB will be reinstated. If the Policy lapses after the first five Policy years, the GMDB will terminate and cannot be reinstated. Under no circumstances can the GMDB provided by Policy rider be reinstated following a Policy lapse.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the

Surrender Charge and other charges except cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.

                          ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policy provide fixed benefits that do not vary with the investment experience of the Separate Account.


     There is no limit on the number of riders you can elect to add to your Policy at issue. However, you may not elect both the Option to Purchase Long-Term Care Insurance Rider and the Options to Purchase Additional Insurance Coverage Rider, nor may you elect both the Waiver of Monthly Deduction Rider and the Waiver of Specified Premium Rider.



     The following riders, some of which have been described previously, are available:


     CHILDREN'S TERM INSURANCE RIDER, which provides term insurance on the lives of children of the insured.

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions in the event of the disability of the insured.

     WAIVER OF SPECIFIED PREMIUM RIDER, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.

     OPTIONS TO PURCHASE ADDITIONAL INSURANCE COVERAGE RIDER, which allows the Owner to purchase additional coverage on the insured without providing evidence of insurability.


     OPTION TO PURCHASE LONG-TERM CARE INSURANCE RIDER, which allows the Owner to purchase long-term care coverage on the insured without providing evidence of insurability. (Consult with your registered representative regarding availability.)



     ACCELERATION OF DEATH BENEFIT RIDER, which allows a Policy Owner to accelerate payment of all or part of the Policy's death benefit if the insured is terminally ill. In calculating the Accelerated Death Benefit, we assume that death occurs one year from the date of claim and we discount the future death benefit using an interest rate not to exceed the greater of (1) the current yield on 90-day Treasury bills, and (2) the maximum policy loan interest rate under the Policy. The Policy Owner must accelerate at least $50,000 (or 25% of the death benefit, if less), but not more than the greater of $250,000 or 10% of the death benefit. As an example, if a Policy Owner accelerated the death benefit of a Policy with a face amount of $1,000,000, the maximum amount that could be accelerated would be $250,000. Assuming an interest rate of 6%, the present value of the benefit would be $235,849. If we exercised our reserved right to impose a $150 processing fee, the benefit payable would be $235,849 less $150, or $235,699.


     GUARANTEED SURVIVOR INCOME BENEFIT RIDER, which provides the beneficiary with the option of exchanging the Policy's death benefit for enhanced monthly income payments for life.

     ACCIDENTAL DEATH BENEFIT, which provides for the payment of an additional death benefit in the event of the insured's death by accident.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER, which provides for a guaranteed death benefit until the insured's age 85 or the insured's age 121.

     OVERLOAN PROTECTION RIDER, which provides protection from Policy lapse due to an excess Policy loan.


     Riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.


                               THE FIXED ACCOUNT

     You may allocate net premiums and transfer cash value to the Fixed Account, which is part of MetLife's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed

Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION

     Our general account includes all of our assets except assets in the Separate Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the general account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 3%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.

VALUES AND BENEFITS

     Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial withdrawals made from the Fixed Account, charges and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's Investment Divisions in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value.") A Policy's total cash value includes cash value in the Separate Account, the Fixed Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Separate Account. (See "Death Benefits.")

POLICY TRANSACTIONS

     Except as described below, the Fixed Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Separate Account. The following special rules apply to the Fixed Account.

     Twenty days after we apply the initial premium to the Policy you may transfer cash value from the Fixed Account to the Separate Account. The amount of any transfer must be at least $50, unless the balance remaining would be less than $50, in which case you may withdraw or transfer the entire Fixed Account cash value. After the first Policy year you may withdraw cash value from the Fixed Account. The amount of any partial withdrawal, net of applicable Surrender Charges, must be at least $500. No amount may be withdrawn from the Fixed Account that would result in there being insufficient cash value to meet any Surrender Charges that would be payable immediately following the withdrawal upon the surrender of the remaining cash value in the Policy. We reserve the right to only allow transfers and withdrawals from the Fixed Account during the 30-day period that follows the Policy anniversary. The total amount of transfers and withdrawals in a Policy year may not exceed the greater of (a) 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the Policy year, (b) the previous Policy year's maximum allowable withdrawal amount and (c) 100% of the cash surrender value in the Fixed Account if withdrawing the greater of (a) and (b) would result in a Fixed Account balance of $50 or less. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.


     There is currently no transaction charge for partial withdrawals or transfers. We reserve the right to limit partial withdrawals to 12 and transfers to four in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer. We may revoke or modify the privilege of transferring amounts to or from the Fixed Account at any time. Partial withdrawals will result in the imposition of any applicable Surrender Charges.


     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Investment Divisions and the Fixed Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Investment Division and the Fixed Account bears to the Policy's total unloaned cash value. The amount transferred from the Policy's Investment Divisions and the Fixed Account as a result of a loan earns interest at an effective rate of at least 3% per year, which we credit to the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     We take partial withdrawals from the Policy's Investment Divisions and the Fixed Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value.

     We can delay transfers, surrenders, withdrawals and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                                    CHARGES

     We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

     - the death benefit, cash, and loan benefits under the Policy

     - investment options, including premium allocations

     - administration of elective options

     - the distribution of reports to Policy Owners

Costs and expenses we incur:

     - costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

     - overhead and other expenses for providing services and benefits

     - sales and marketing expenses

     - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

     - that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

     - that the cost of providing the services and benefits under the Policies exceed the charges we deduct

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and Surrender Charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the Mortality and Expense Risk Charge and the cost of insurance charge, to help cover those expenses. We may profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

     Prior to the allocation of a premium, we deduct a percentage of your premium payment. We credit the remaining amount (the net premium) to your cash value according to your allocation instructions. The deductions we make from each premium payment are the sales charge, the premium tax charge, and the federal tax charge.

     SALES CHARGE.  We deduct a 2.25% sales charge from each premium payment.

     Currently, the sales charge is only deducted from premium payments that are less than or equal to the Target Premium.

     PREMIUM TAX CHARGE. We deduct 2.0% from each premium for premium taxes and administrative expenses. Premium taxes vary from state to state, but we deduct a flat 2.0%, which is based on an average of such taxes. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     FEDERAL TAX CHARGE. We deduct 1.25% from each premium for our Federal income tax liability related to premiums.

     EXAMPLE: The following chart shows the net amount that we would allocate to the Policy assuming a premium payment of $2,000 (and a Target Premium of $2,000).


             NET
PREMIUM    PREMIUM
-------    -------
$4,000     $4,000
            - 175     (5.5% X $2,000) + (3.25% x $2,000) = total sales, premium
           -------    tax and Federal tax charges
           $3,825     Net Premium


SURRENDER CHARGE

     If, during the first ten Policy years, or during the first ten Policy years following a face amount increase, you surrender or lapse your Policy, reduce the face amount, or make a partial withdrawal or change in death benefit option that reduces the face amount, then we will deduct a Surrender Charge from the cash value. The maximum Surrender Charge is shown in your Policy.

     No Surrender Charge will apply on up to 10% of the cash surrender value withdrawn each year.


     The Surrender Charge depends on the face amount of your Policy and the issue age, sex (except for unisex policies), risk class and smoker status of the insured. The Surrender Charge will remain level for up to three Policy years, or for up to three years after a face amount increase, and will then decline on a monthly basis until it reaches zero at the end of the tenth Policy year (or the tenth year following the face amount increase).



     The table below shows the maximum Surrender Charge that applies if the lapse, surrender or face amount reduction occurs at any time in the first Policy year, and in the last month of each Policy year thereafter.



                                                               FOR POLICIES WHICH       THE MAXIMUM
                                                                ARE SURRENDERED,      SURRENDER CHARGE
                                                                   LAPSED OR         PER $1,000 OF BASE
                                                                 REDUCED DURING      POLICY FACE AMOUNT
                                                               ------------------    ------------------
Entire Policy Year                                                      1                  $38.25
Last Month of Policy Year                                               2                   35.81
                                                                        3                   32.56
                                                                        4                   31.74
                                                                        5                   29.84
                                                                        6                   27.13
                                                                        7                   24.42
                                                                        8                   18.99
                                                                        9                    9.50
                                                                       10                    0.00


     In the case of a face amount reduction or a partial withdrawal or change in death benefit option that results in a face amount reduction, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Reduction in Face Amount," "Partial Withdrawal" and "Change in Death Benefit Option.")


     If you surrender the Policy (or a face amount increase) in the first Policy year (or in the first year following the face amount increase) we will deduct from the surrender proceeds an amount equal to the remaining first year Coverage Expense Charges. We reserve the right to also deduct an amount equal to the remaining first year Policy Charges. If you reduce the face amount of your Policy in the first year following a face amount increase, we will deduct from your cash value a proportionate amount of the remaining first year Coverage Expense Charges, based on the ratio of the face amount reduction to the Policy's original face amount.

     The Surrender Charge reduces the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the amount of the Policy's cash value in each. However, if you designate the accounts from which a partial withdrawal is to be taken, the charge will be deducted proportionately from the cash value of the designated accounts.

PARTIAL WITHDRAWAL CHARGE


     We reserve the right to impose a processing charge on each partial withdrawal. If imposed, this charge would compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal.


TRANSFER CHARGE


     We reserve the right to impose a processing charge on each transfer between Investment Divisions or between an Investment Division and the Fixed Account to compensate us for the costs of processing these transfers. Transfers under one of our Automated Investment Strategies do not count as transfers for the purpose of assessing this charge.


ILLUSTRATION OF BENEFITS CHARGE

     We reserve the right to impose a charge for each illustration of Policy benefits that you request in excess of one per year. If imposed, this charge would compensate us for the cost of preparing and delivering the illustration to you.

MONTHLY DEDUCTION FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     -- If your Policy is protected against lapse by a Guaranteed Minimum Death Benefit, we make the Monthly Deduction each month regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. (See "Lapse and Reinstatement.")

     -- If a Guaranteed Minimum Death Benefit is not in effect, and the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement.")

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 121.

     The Monthly Deduction reduces the cash value in each Investment Division and in the Fixed Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Investment Division or to the Fixed Account. If, in any month, the designated account has insufficient cash value to cover the Monthly Deduction, we will first reduce the designated account cash value to zero and then charge the remaining Monthly Deduction to all Investment Divisions and, if applicable, the Fixed Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY CHARGE. The Policy Charge is equal to $15.00 per month in the first Policy year and $8.00 per month thereafter. The Policy Charge is $12 per month in the first Policy year and $9 per month thereafter for Policies issued with face amounts of less than $50,000. No Policy Charge applies to Policies issued with face amounts equal to or greater than $250,000. The Policy Charge compensates us for administrative costs such as record keeping, processing death benefit claims and policy changes, preparing and mailing reports, and overhead costs.

     COVERAGE EXPENSE CHARGE. We impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge is imposed on the base Policy face amount and varies by the base Policy's face amount and duration, and by the insured's issue age, smoking status, risk class (at the time the Policy or a face amount increase is issued), and, except for unisex

Policies, the insured's sex. Currently, we only impose the Coverage Expense Charge during the first eight Policy years, and during the first eight Policy years following a requested face amount increase.

     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 3% per year) exceeds the Policy's cash value. The amount at risk is affected by investment performance, loans, premium payments, fees and charges, partial withdrawals and face amount reductions.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     --  smoking status

     --  risk class

     --  attained age

     --  sex (if the Policy is sex-based).

     The current cost of insurance rates will depend on the above factors, plus

     -- the insured's age at issue (and at the time of any face amount increase)

     --  the Policy year (and the year of any face amount increase)

     --  the Policy's face amount.

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     -- the 2001 Commissioners Standard Ordinary Mortality Tables (the "2001 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue), adjusted for substandard ratings or flat extras, if applicable

     -- the 2001 CSO Aggregate Tables (Nonsmoker Tables for attained age 16 and older), for Policies issued on juvenile insureds (below age 18 at issue).

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The risk classes we use are

     -- for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, rated smoker, elite nonsmoker, preferred nonsmoker, standard nonsmoker, and rated nonsmoker.


     -- for Policies issued on juvenile insureds: standard and rated (with our consent).


     Rated Policies have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables.

     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     -- elite nonsmoker for Policies with face amounts of $250,000 or more where the issue age is 18 through 80;

     -- preferred smoker and preferred nonsmoker for Policies with face amounts of $100,000 or more where the issue age is 18 through 80;

     -- standard smoker and standard nonsmoker for Policies with face amounts of $50,000 or more ($25,000 for pension plans) where the issue age is 18 through 85.

     The elite nonsmoker class generally offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given risk class, cost of insurance rates are generally lower for insureds with lower issue ages. For Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.


     CHARGES FOR ADDITIONAL BENEFITS. We charge for the cost of any additional rider benefits as described in the rider form.


     MORTALITY AND EXPENSE RISK CHARGE. We impose a monthly charge for our mortality and expense risks.

     The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated. The charge is imposed on the cash value in the Separate Account, but the rate we charge is determined by the cash value in the Separate Account and the Fixed Account. The rate is determined on each monthly anniversary and varies based on the Policy year and the Policy's net cash value in relation to the Policy's Target Premium. As shown in the table below, the rate declines as the Policy's net cash value and the Policy years increase. The charge is guaranteed not to exceed 0.80% in Policy years 1-10, 0.35% in Policy years 11-19, 0.20% in Policy years 20-29 and 0.05% thereafter.

--------------------------------------------------------------------------------------------
                                                                         CHARGE APPLIED
                                                                        TO CASH VALUE IN
     POLICY YEAR                      NET CASH VALUE                    SEPARATE ACCOUNT
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.60%
                            5 but less than 10 target premiums                0.55%
       1 - 10              10 but less than 20 target premiums                0.30%
                                20 target premiums or more                    0.15%
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.35%
                            5 but less than 10 target premiums                0.30%
       11 - 19             10 but less than 20 target premiums                0.15%
                                20 target premiums or more                    0.10%
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.20%
                            5 but less than 10 target premiums                0.15%
       20 - 29             10 but less than 20 target premiums                0.10%
                                20 target premiums or more                    0.05%
--------------------------------------------------------------------------------------------
         30+                                                                  0.05%
--------------------------------------------------------------------------------------------

LOAN INTEREST SPREAD

     We charge you interest on a loan at a maximum effective rate of 4.0% per year in Policy years 1-10 and 3.0% per year thereafter, compounded daily. We also credit interest on the amount we take from the Policy's accounts as a result of the loan at a minimum annual effective rate of 3% per year, compounded daily. As a result, the loan interest spread will never be more than 1.00%.

CHARGES AGAINST THE PORTFOLIOS AND THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT

     CHARGES FOR INCOME TAXES. We currently do not charge the Separate Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "MetLife's Income Taxes.")

     PORTFOLIO EXPENSES. There are daily charges against the Portfolio assets for investment advisory services and fund operating expenses. These are described in the Fee Table as well as in the attached Portfolio prospectuses.

                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY


     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard basis, there is additional uncertainty. The death benefit under the Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.


     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.


     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements. If Portfolio shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, separate accounts investing in the Portfolios may fail the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.


     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

     In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as modified endowment contracts, with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules:

          (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

          (2) Loans taken from or secured by a Policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

          (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

     If a Policy becomes a modified endowment contract, distributions will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a modified endowment contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All modified endowment contracts that are issued by MetLife (or its affiliates) to the same Policy Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

     ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.


     OVERLOAN PROTECTION RIDER. If you are contemplating the purchase of the Policy with the Overloan Protection Rider, you should be aware that the tax consequences of the Overloan Protection Rider have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Rider causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Rider.


     ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2008 and $3,500,000 in 2009.


     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's attained age 121 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's attained age 121.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover,

Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.


     GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution. If your split dollar plan provides deferred compensation, recently enacted rules governing deferred compensation arrangements may apply. Failure to adhere to these rules will result in adverse tax consequences. Consult a tax adviser.


     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.


     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.


     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions.

METLIFE'S INCOME TAXES

     Under current Federal income tax law, MetLife is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                          DISTRIBUTION OF THE POLICIES


     We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), for the distribution of the Policies. We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies through their registered representatives. Our affiliated broker-dealers are MetLife Securities, Inc. ("MSI"), New England Securities Corporation ("NES"), Tower Square Securities, Inc. and Walnut Street Securities, Inc. Distributor, MSI, NES and our other affiliated selling firms are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.



     All selling firms receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.



     MSI and NES sales representatives receive cash payments for the products they sell and service based on a "gross dealer concession" model. The cash payment is equal to a percentage of the gross dealer concession amount described below. The percentage is determined based on a formula that takes into consideration the amount of proprietary products the sales representative sells and services. Proprietary products are products issued by us or an affiliate. Because sales of proprietary products are a factor in determining the percentage of the gross dealer concession amount to which MSI and NES sales representative are entitled, these sales representatives have an incentive to favor sale of the Policy over similar products issued by non-affiliates.



     In the first Policy year, the gross dealer concession amount for the Policies is 117% of premiums paid up to the Commissionable Target Premium, and 5% of premiums paid in excess of the Commissionable Target Premium. In Policy years 2 through 10, the gross dealer concession amount is 8.0% of all premiums paid, and in Policy years 11 and thereafter the gross dealer concession amount is 2.0% of all premiums. Commissionable Target Premium is generally the Target Premium as defined in the Glossary, excluding the portions associated with flat extras and certain riders, and is generally equal to or less than the Target Premium. Sales representatives of affiliated selling firms and their managers may be eligible for various cash benefits that we may provide jointly with affiliated selling firms. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of the Policy.



     Sales representatives of our affiliates and their Managers may also be eligible for cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Policy's cash value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this cash compensation is based primarily on the amount of proprietary products sold. Proprietary products are products issued by us and our affiliates. Sales representatives of certain affiliates must meet a minimum level of sales of proprietary products in order to maintain their agent status with the company and in order to be eligible for most of the cash compensation listed above. Managers may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the sales representatives that the Manager supervises. Managers may pay a portion of their cash compensation to their sales representatives.



     Receipt of the cash compensation described above may provide our sales representatives and their Managers, and the sales representatives and Managers of our affiliates, with an incentive to favor the sale of the Policies over similar products issued by non-affiliates.



     Sales representatives and their Managers (and the sales representatives and managers of our affiliates) are also eligible for various non-cash compensation programs that we offer such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


     We and Distributor may enter into preferred distribution arrangements with selected selling firms under which we pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of these variable insurance products. Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable insurance products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.


     These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. Distributor has entered into preferred distribution arrangements with our affiliated broker-dealers, Walnut Street Securities Inc. and Tower Square Securities, Inc. and with the unaffiliated selling firms listed in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our other affiliates, MetLife Securities, Inc. and New England Securities Corporation. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.



     We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team may also be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and similar items.


     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Bond Fund, the American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund, for the services it provides in marketing the Funds' shares in connection with the Policies. Each of these Funds makes payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing their shares. These payments currently equal 0.25% of Separate Account assets invested in the particular Portfolio. (See "Fee Tables--Annual Portfolio Operating Expenses" and the Portfolio prospectuses.) Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of a Portfolio.

     Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

     The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.

                               LEGAL PROCEEDINGS

     In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife to meet its obligations under the Policies.


                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     The financial statements of each of the Investment Divisions of Metropolitan Life Separate Account UL included in this prospectus have been audited by Deloitte & Touche LLP, an independent public accounting firm, as stated in their report included herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


                              FINANCIAL STATEMENTS

     You may find the financial statements of MetLife in the Statement of Additional Information. MetLife's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    GLOSSARY

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     ATTAINED AGE. The insured's issue age plus the number of completed Policy years.

     BASE POLICY.  The Policy without riders.

     CASH SURRENDER VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Separate Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.

     FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

     INVESTMENT DIVISION. A sub-account of the Separate Account that invests in shares of an open-ended management investment company or other pools of investment assets.

     INVESTMENT START DATE. This is the later of the Policy Date and the date we first receive a premium payment for the Policy.

     ISSUE AGE. The age of the insured as of his or her birthday nearest to the Policy Date.

     LOAN ACCOUNT. The account to which cash value from the Separate and/or Fixed Accounts is transferred when a Policy loan is taken.

     NET CASH VALUE. The Policy's cash value less any outstanding loans and accrued loan interest.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium consists of a first-year premium amount and an amount for premium payments in subsequent Policy years. It is subject to certain limits under the Policy.

     POLICY DATE. The date on which coverage under the Policy and Monthly Deductions begin. If you make a premium payment with the application, unless you request otherwise, the Policy Date is generally the date the Policy application is approved. If you choose to pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is generally the date on which we receive your initial payment.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     SEPARATE ACCOUNT. Metropolitan Life Separate Account UL, a separate account established by MetLife to receive and invest premiums paid under the Policies and certain other variable life insurance policies, and to provide variable benefits.


     TARGET PREMIUM. We use the Target Premium to determine the amount of Mortality and Expense Risk Charge imposed on the Separate Account and the amount of Sales Charge imposed on premium payments. The Target Premium varies by issue age, sex, smoking status and any flat extras and substandard rating of the insured, and the Policy's base face amount, with additional amounts for most riders.


     YOU.  "You" refers to the Policy Owner.

                                   APPENDIX A

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, or the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefits.")

     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.

      AGE OF                                AGE OF
INSURED AT START OF   PERCENTAGE OF   INSURED AT START OF   PERCENTAGE OF
  THE POLICY YEAR      CASH VALUE       THE POLICY YEAR      CASH VALUE
-------------------   -------------   -------------------   -------------
  0 through 40             250               61                  128
       41                  243               62                  126
       42                  236               63                  124
       43                  229               64                  122
       44                  222               65                  120
       45                  215               66                  119
       46                  209               67                  118
       47                  203               68                  117
       48                  197               69                  116
       49                  191               70                  115
       50                  185               71                  113
       51                  178               72                  111
       52                  171               73                  109
       53                  164               74                  107
       54                  157         75 through 90             105
       55                  150               91                  104
       56                  146               92                  103
       57                  142               93                  102
       58                  138         94 through 121            101
       59                  134
       60                  130

     For the cash value accumulation test, sample net single premium factors for selected ages of male and female insureds, in a standard or better nonsmoker risk class, are listed below.

                                                              NET SINGLE PREMIUM
                                                                    FACTOR
                                                              -------------------
AGE                                                             MALE      FEMALE
---                                                           --------   --------
30..........................................................  5.82979    6.59918
40..........................................................  4.11359    4.63373
50..........................................................  2.93292    3.28706
60..........................................................  2.14246    2.40697
70..........................................................  1.64028    1.82665
80..........................................................  1.32530    1.44515
90..........................................................  1.15724    1.22113
100.........................................................  1.08417    1.10646
120.........................................................  1.02597    1.02597

                                   APPENDIX B

                  ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES
                           AND CASH SURRENDER VALUES

     The tables in Appendix B illustrate the way the Policies work, based on assumptions about investment returns and the insured's characteristics. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a face amount of $300,000 for a male aged 35. The insured is assumed to be in the preferred nonsmoker risk class. The tables assume no rider benefits and assume that no allocations are made to the Fixed Account. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges.") Illustrations show the Option A death benefit.

     Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) cash values were allocated differently among individual Investment Divisions with varying rates of return. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown, even if the average rate of return is achieved.


     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge, premium tax and federal tax charge; and (ii) a Monthly Deduction (consisting of a Coverage Expense Charge, a Mortality and Expense Risk Charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The cash surrender values reflect a Surrender Charge deducted from the cash value upon surrender, face reduction or lapse during the first ten Policy years. (See "Charges.") The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Portfolios, at an annual rate of .73% of the average daily net assets of the Portfolios. This average does not reflect expense subsidies by the investment advisers of certain Portfolios.



     The gross rates of return used in the illustrations do not reflect the deductions of the fees and expenses of the Portfolios. Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at constant annual rates of -.73%, 5.23% and 9.20%, respectively.


     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, risk class, and the face amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the insured. You should contact your registered representative to request a personalized illustration.

                               MALE ISSUE AGE 35

                           $1,620 ANNUAL PREMIUM FOR

                         PREFERRED NONSMOKER RISK CLASS
                              $300,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT


              THE ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.



                  DEATH BENEFIT                   CASH SURRENDER VALUE                    CASH VALUE
              ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL
END OF    GROSS ANNUAL RATE OF RETURN OF     GROSS ANNUAL RATE OF RETURN OF     GROSS ANNUAL RATE OF RETURN OF
POLICY   --------------------------------   --------------------------------   --------------------------------
 YEAR       0%         6%         10%         0%         6%          10%         0%         6%          10%
------      --         --         ---         --         --          ---         --         --          ---
1...     $300,000   $300,000   $  300,000   $    0    $     0    $        0    $  861    $   931    $      977
2...      300,000    300,000      300,000        0          0             0     1,684      1,877         2,011
3...      300,000    300,000      300,000        0          0             0     2,470      2,840         3,104
4...      300,000    300,000      300,000        0        177           622     3,217      3,818         4,262
5...      300,000    300,000      300,000      843      1,728         2,406     3,923      4,809         5,487
6...      300,000    300,000      300,000    1,785      3,010         3,980     4,586      5,810         6,780
7...      300,000    300,000      300,000    2,682      4,300         5,626     5,202      6,820         8,146
8...      300,000    300,000      300,000    3,815      5,880         7,632     5,775      7,840         9,592
9...      300,000    300,000      300,000    5,916      8,501        10,768     6,896      9,481        11,748
10..      300,000    300,000      300,000    7,968     11,164        14,056     7,968     11,164        14,056
15..      300,000    300,000      300,000   13,001     20,814        29,061    13,001     20,814        29,061
20..      300,000    300,000      300,000   17,143     32,501        51,737    17,143     32,501        51,737
25..      300,000    300,000      300,000   19,782     46,293        85,878    19,782     46,293        85,878
30..      300,000    300,000      300,000   19,748     61,696       137,354    19,748     61,696       137,354
35..      300,000    300,000      300,000   15,292     77,840       216,445    15,292     77,840       216,445
40..      300,000    300,000      366,098    4,580     94,234       342,148     4,580     94,234       342,148
45..                 300,000      563,885             105,666       537,033              105,666       537,033
50..                 300,000      873,766              93,965       832,158               93,965       832,158
55..                 300,000    1,332,847               4,715     1,269,378                4,715     1,269,378
60..                            1,954,848                         1,935,493                          1,935,493
65..                            3,007,339                         2,977,564                          2,977,564
70..                            4,613,633                         4,567,954                          4,567,954
75..                            7,050,561                         6,980,753                          6,980,753
80..                           10,704,350                        10,598,366                         10,598,366
85..                           16,093,362                        15,934,022                         15,934,022
86..                           17,450,608                        17,277,830                         17,277,830


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 35

                           $1,620 ANNUAL PREMIUM FOR

                         PREFERRED NONSMOKER RISK CLASS
                              $300,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT


            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.



                 DEATH BENEFIT               CASH SURRENDER VALUE              CASH VALUE
END OF       ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL        ASSUMING HYPOTHETICAL
POLICY            GROSS ANNUAL                   GROSS ANNUAL                 GROSS ANNUAL
 YEAR          RATE OF RETURN OF              RATE OF RETURN OF            RATE OF RETURN OF
------   ------------------------------   --------------------------   --------------------------
            0%         6%        10%        0%       6%        10%       0%       6%        10%
            --         --        ---        --       --        ---       --       --        ---
1...     $300,000   $300,000   $300,000   $    0   $     0   $     0   $  597   $   658   $   700
2...      300,000    300,000    300,000        0         0         0    1,168     1,328     1,439
3...      300,000    300,000    300,000        0         0         0    1,716     2,013     2,226
4...      300,000    300,000    300,000        0         0         0    2,230     2,701     3,052
5...      300,000    300,000    300,000        0       316       842    2,713     3,396     3,923
6...      300,000    300,000    300,000      363     1,296     2,039    3,163     4,096     4,840
7...      300,000    300,000    300,000    1,052     2,271     3,278    3,572     4,791     5,798
8...      300,000    300,000    300,000    1,971     3,513     4,831    3,931     5,473     6,791
9...      300,000    300,000    300,000    3,255     5,154     6,838    4,236     6,135     7,818
10..      300,000    300,000    300,000    4,477     6,767     8,871    4,477     6,767     8,871
15..      300,000    300,000    300,000    4,846     9,605    14,918    4,846     9,605    14,918
20..      300,000    300,000    300,000    3,347    11,195    22,100    3,347    11,195    22,100
25..                 300,000    300,000              8,775    28,760              8,775    28,760
30..                            300,000                       31,855                       31,855
35..                            300,000                       24,240                       24,240
  40
  45
  50
  55
  60
  65
  70
  75
  80
  85
  86


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

     Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information, which is available online at our website www.metlife.com. You may also obtain a copy of the Statement of Additional Information, without charge, by calling our TeleService Center at 1-800-638-5000. You may also obtain, without charge, a personalized illustration of death benefits, cash surrender values and cash values by calling your registered representative.



     For Investment Division transfers and premium reallocations, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call us at 1-800-638-5000.


     This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

     Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549-0102.

File No. 811-06025

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
Metropolitan Life Separate Account UL
and the Board of Directors of
Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of the Metropolitan Life Separate Account UL (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Investment Divisions listed in Appendix A as of December 31, 2007, and the related statements of operations and changes in net assets for each of the periods in the three years then ended. We have also audited the statements of operations and changes in net assets for each of the periods presented in the three years ended December 31, 2007, for each of the individual Investment Divisions listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Divisions constituting the Separate Account of the Company as of December 31, 2007, and the results of their operations and changes in net assets for each of the periods presented in the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                  APPENDIX A

MSF BlackRock Diversified Investment Division
MSF BlackRock Aggressive Growth Investment Division
MSF MetLife Stock Index Investment Division
MSF FI International Stock Investment Division
MSF FI Mid Cap Opportunities Investment Division
MSF T. Rowe Price Small Cap Growth Investment Division
MSF Oppenheimer Global Equity Investment Division
MSF Harris Oakmark Large Cap Value Investment Division
MSF Neuberger Berman Mid Cap Value Investment Division
MSF T. Rowe Price Large Cap Growth Investment Division
MSF Lehman Brothers Aggregate Bond Index Investment Division
MSF Morgan Stanley EAFE Index Investment Division
MSF Russell 2000 Index Investment Division
MSF Jennison Growth Investment Division
MSF BlackRock Strategic Value Investment Division
MSF MetLife Mid Cap Stock Index Investment Division
MSF Franklin Templeton Small Cap Growth Investment Division
MSF BlackRock Large Cap Value Investment Division
MSF Davis Venture Value Investment Division
MSF Loomis Sayles Small Cap Investment Division
MSF BlackRock Legacy Large Cap Growth Investment Division
MSF BlackRock Bond Income Investment Division
MSF FI Value Leaders Investment Division
MSF Harris Oakmark Focused Value Investment Division
MSF Western Asset Management Strategic Bond Opportunities Investment Division MSF Western Asset Management U.S. Government Investment Division
MSF BlackRock Money Market Investment Division
MSF MFS Total Return Investment Division
MSF MetLife Conservative Allocation Investment Division
MSF MetLife Conservative to Moderate Allocation Investment Division
MSF MetLife Moderate Allocation Investment Division
MSF MetLife Moderate to Aggressive Allocation Investment Division
MSF MetLife Aggressive Allocation Investment Division
MSF FI Large Cap Investment Division
MSF Capital Guardian U.S. Equity Investment Division
Janus Aspen Large Cap Growth Investment Division
Janus Aspen Balanced Investment Division
Janus Aspen Forty Investment Division
AIM V.I. Global Real Estate Investment Division
Franklin Templeton Foreign Securities Investment Division
Franklin Mutual Discovery Securities Investment Division
AllianceBernstein Global Technology Investment Division
Fidelity VIP Contrafund Investment Division
Fidelity VIP Asset Manager: Growth Investment Division
Fidelity VIP Investment Grade Bond Investment Division
Fidelity VIP Equity-Income Investment Division
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization Investment Division
American Funds Bond Investment Division
MIST T. Rowe Price Mid-Cap Growth Investment Division
MIST MFS Research International Investment Division
MIST PIMCO Total Return Investment Division

MIST RCM Technology Investment Division
MIST Lord Abbett Bond Debenture Investment Division
MIST Lazard Mid-Cap Investment Division
MIST Met/AIM Small Cap Growth Investment Division
MIST Harris Oakmark International Investment Division
MIST Legg Mason Partners Aggressive Growth Investment Division
MIST Lord Abbett Growth and Income Investment Division
MIST Neuberger Berman Real Estate Investment Division
MIST Van Kampen Mid Cap Growth Investment Division
MIST Lord Abbett Mid-Cap Value Investment Division
MIST Third Avenue Small Cap Value Investment Division
MIST Oppenheimer Capital Appreciation Investment Division
MIST Legg Mason Value Equity Investment Division
MIST Cyclical Growth ETF Investment Division
MIST Cyclical Growth and Income ETF Investment Division
MIST PIMCO Inflation Protected Bond Investment Division
MIST BlackRock Large-Cap Core Investment Division
MIST Janus Forty Investment Division
American Century VP Vista Investment Division
Delaware VIP Small Cap Value Investment Division
Dreyfus MidCap Stock Index Investment Division
Dreyfus International Value Investment Division
Goldman Sachs Mid Cap Value Investment Division
Goldman Sachs Structured Small Cap Equity Investment Division
MFS High Income Investment Division
MFS Global Equity Investment Division
MFS New Discovery Investment Division
MFS Value Investment Division
Van Kampen Government Investment Division
Wells Fargo VT Total Return Bond Investment Division
Wells Fargo VT Money Market Investment Division

                                  APPENDIX B

MSF BlackRock Large Cap Investment Division
AIM V.I. Government Securities Investment Division
Dreyfus Emerging Leaders Investment Division
Wells Fargo VT Asset Allocation Investment Division
Wells Fargo VT Large Company Growth Investment Division
Wells Fargo VT Equity Income Investment Division

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2007


                                       MSF BLACKROCK       MSF BLACKROCK        MSF METLIFE           MSF FI
                                        DIVERSIFIED      AGGRESSIVE GROWTH      STOCK INDEX     INTERNATIONAL STOCK
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $    334,233,382    $    260,053,399    $    748,073,006    $     72,781,181
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............            12,054               8,416                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................       334,245,436         260,061,815         748,073,006          72,781,181
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                  --               4,518              76,472
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                  --               4,518              76,472
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $    334,245,436    $    260,061,815    $    748,068,488    $     72,704,709
                                     ================    ================    ================    ================
 Units outstanding.................        12,715,624          10,673,487          34,637,993           3,371,026
 Unit value (accumulation).........   $15.43 - $38.69     $18.84 - $26.64     $13.47 - $39.67     $17.46 - $23.95

  The accompanying notes are an integral part of these financial statements.


  MSF FI MID CAP     MSF T. ROWE PRICE    MSF OPPENHEIMER   MSF HARRIS OAKMARK  MSF NEUBERGER BERMAN  MSF T. ROWE PRICE
   OPPORTUNITIES     SMALL CAP GROWTH      GLOBAL EQUITY      LARGE CAP VALUE      MID CAP VALUE      LARGE CAP GROWTH
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- -------------------- -------------------
 $    283,109,072    $     85,699,400    $     52,072,899    $     61,863,832     $     82,114,153    $     52,795,733
               --                  --                  --                  --                   --                  --

               --              46,787                  --              62,833                   --              15,508
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
      283,109,072          85,746,187          52,072,899          61,926,665           82,114,153          52,811,241
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
               --                  --                  --                  --                   --                  --

           31,220                  --                 190                  --              108,780                  --
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
           31,220                  --                 190                  --              108,780                  --
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------

 $    283,077,852    $     85,746,187    $     52,072,709    $     61,926,665     $     82,005,373    $     52,811,241
 ================    ================    ================    ================     ================    ================
       13,843,071           4,692,085           2,347,437           4,115,566            3,292,329           3,529,093
   $8.63 - $24.16     $17.16 - $19.47     $21.71 - $24.18     $14.14 - $17.54      $21.27 - $30.68     $11.53 - $17.60

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                    MSF LEHMAN BROTHERS  MSF MORGAN STANLEY      MSF RUSSELL        MSF JENNISON
                                    AGGREGATE BOND INDEX     EAFE INDEX          2000 INDEX            GROWTH
                                    INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    -------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........   $    104,938,369    $     71,605,228    $     56,246,569    $     15,728,934
 Other receivables.................                 --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                 --              30,702                  --              12,782
                                      ----------------    ----------------    ----------------    ----------------
     Total Assets..................        104,938,369          71,635,930          56,246,569          15,741,716
                                      ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                 --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................             10,106                  --               1,969                  --
                                      ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............             10,106                  --               1,969                  --
                                      ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................   $    104,928,263    $     71,635,930    $     56,244,600    $     15,741,716
                                      ================    ================    ================    ================
 Units outstanding.................          6,582,200           4,186,312           2,975,863           1,203,057
 Unit value (accumulation).........    $14.56 - $16.17     $14.30 - $19.58     $14.83 - $20.87      $6.48 - $13.98

  The accompanying notes are an integral part of these financial statements.


   MSF BLACKROCK        MSF METLIFE     MSF FRANKLIN TEMPLETON    MSF BLACKROCK         MSF DAVIS          MSF LOOMIS
  STRATEGIC VALUE   MID CAP STOCK INDEX    SMALL CAP GROWTH      LARGE CAP VALUE      VENTURE VALUE     SAYLES SMALL CAP
INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ---------------------- ------------------- ------------------- -------------------
 $    100,643,223    $     63,960,422      $      7,040,049     $     12,275,048    $     58,550,469    $      15,771,472
               --                  --                    --                   --                  --                   --

           65,142                  --                    --                   --                  --                   --
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------
      100,708,365          63,960,422             7,040,049           12,275,048          58,550,469           15,771,472
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------
               --                  --                    --                   --                  --                   --

               --               1,219                    --                   --                 225                   --
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------
               --               1,219                    --                   --                 225                   --
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------

 $    100,708,365    $     63,959,203      $      7,040,049     $     12,275,048    $     58,550,244    $      15,771,472
 ================    ================      ================     ================    ================    =================
        4,450,536           3,466,871               569,953              770,111           1,479,707               98,083
  $20.94 - $22.86     $17.07 - $18.75       $11.73 - $12.46      $15.30 - $16.10     $14.53 - $42.17     $15.07 - $333.74

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007

                                 MSF BLACKROCK         MSF BLACKROCK          MSF FI        MSF HARRIS OAKMARK
                            LEGACY LARGE CAP GROWTH     BOND INCOME        VALUE LEADERS       FOCUSED VALUE
                              INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                            ----------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.    $      3,830,011      $     92,438,849    $      6,742,766   $       54,129,720
 Other receivables.........                  --                    --                  --                   --
 Due from Metropolitan Life
   Insurance Company.......                  --                    --                  --                   --
                               ----------------      ----------------    ----------------   ------------------
     Total Assets..........           3,830,011            92,438,849           6,742,766           54,129,720
                               ----------------      ----------------    ----------------   ------------------
LIABILITIES:
 Other payables............                  --                    --                  --                   --
 Due to Metropolitan Life
   Insurance Company.......               5,461                 2,491                   2                   --
                               ----------------      ----------------    ----------------   ------------------
     Total Liabilities.....               5,461                 2,491                   2                   --
                               ----------------      ----------------    ----------------   ------------------

NET ASSETS.................    $      3,824,550      $     92,436,358    $      6,742,764   $       54,129,720
                               ================      ================    ================   ==================
 Units outstanding.........             265,094             4,467,585             440,904              191,591
 Unit value (accumulation).      $9.85 - $14.78       $15.30 - $31.06     $12.29 - $15.50    $268.52 - $285.05

  The accompanying notes are an integral part of these financial statements.

        MSF WESTERN              MSF WESTERN
      ASSET MANAGEMENT        ASSET MANAGEMENT      MSF BLACKROCK          MSF MFS             MSF METLIFE
STRATEGIC BOND OPPORTUNITIES   U.S. GOVERNMENT      MONEY MARKET        TOTAL RETURN     CONSERVATIVE ALLOCATION
    INVESTMENT DIVISION      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION   INVESTMENT DIVISION
---------------------------- ------------------- ------------------- ------------------- -----------------------
      $     18,372,006        $     15,797,381    $     63,436,704    $      5,549,551      $        784,035
                    --                      --                  --                  --                    --
                    --                      --                  --                  --                    --
      ----------------        ----------------    ----------------    ----------------      ----------------
            18,372,006              15,797,381          63,436,704           5,549,551               784,035
      ----------------        ----------------    ----------------    ----------------      ----------------
                    --                      --                  --                  --                    --
                    --                      --              38,647                  41                    --
      ----------------        ----------------    ----------------    ----------------      ----------------
                    --                      --              38,647                  41                    --
      ----------------        ----------------    ----------------    ----------------      ----------------

      $     18,372,006        $     15,797,381    $     63,398,057    $      5,549,510      $        784,035
      ================        ================    ================    ================      ================
             1,117,386               1,066,735           3,638,086             418,473                66,558
       $15.63 - $16.60         $14.08 - $14.95     $17.41 - $17.57     $12.90 - $13.33       $11.53 - $11.81

    MSF METLIFE
  CONSERVATIVE TO
MODERATE ALLOCATION
INVESTMENT DIVISION
-------------------
 $      2,977,400
               --
               --
 ----------------
        2,977,400
 ----------------
               --
               --
 ----------------
               --
 ----------------

 $      2,977,400
 ================
          244,254
  $11.98 - $12.27

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007

                                                             MSF METLIFE
                                        MSF METLIFE          MODERATE TO           MSF METLIFE            MSF FI
                                    MODERATE ALLOCATION AGGRESSIVE ALLOCATION AGGRESSIVE ALLOCATION      LARGE CAP
                                    INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION  INVESTMENT DIVISION
                                    ------------------- --------------------- --------------------- -------------------
ASSETS:
 Investments at fair value.........  $     18,395,945     $     32,935,899      $      8,191,098     $        304,229
 Other receivables.................                --                   --                    --                   --
 Due from Metropolitan Life
   Insurance Company...............                --                   --                    --                   --
                                     ----------------     ----------------      ----------------     ----------------
     Total Assets..................        18,395,945           32,935,899             8,191,098              304,229
                                     ----------------     ----------------      ----------------     ----------------
LIABILITIES:
 Other payables....................                --                   --                    --                   --
 Due to Metropolitan Life Insurance
   Company.........................                --                   --                    --                   --
                                     ----------------     ----------------      ----------------     ----------------
     Total Liabilities.............                --                   --                    --                   --
                                     ----------------     ----------------      ----------------     ----------------

NET ASSETS.........................  $     18,395,945     $     32,935,899      $      8,191,098     $        304,229
                                     ================     ================      ================     ================
 Units outstanding.................         1,452,241            2,499,351               608,756               28,739
 Unit value (accumulation).........   $12.44 - $12.74      $12.92 - $13.23       $13.22 - $13.54      $10.47 - $10.63

  The accompanying notes are an integral part of these financial statements.


MSF CAPITAL GUARDIAN     JANUS ASPEN         JANUS ASPEN         JANUS ASPEN          AIM V.I.       FRANKLIN TEMPLETON
    U.S. EQUITY       LARGE CAP GROWTH        BALANCED              FORTY        GLOBAL REAL ESTATE  FOREIGN SECURITIES
INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
-------------------- ------------------- ------------------- ------------------- ------------------- -------------------
  $        447,428    $      7,225,357    $         80,038    $        518,929    $      2,752,181    $      9,384,258
                --                  --                  --                  --                  --                  --

            69,103                  --                  --                  --                  --                  --
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------
           516,531           7,225,357              80,038             518,929           2,752,181           9,384,258
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------
                --                  --                  --                  --                  --                  --

                --               5,472                   3                   2             180,915              20,634
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------
                --               5,472                   3                   2             180,915              20,634
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------

  $        516,531    $      7,219,885    $         80,035    $        518,927    $      2,571,266    $      9,363,624
  ================    ================    ================    ================    ================    ================
            33,111             643,417               5,625              27,126              74,508             504,436
            $15.60              $11.22              $14.23              $19.13              $34.51              $18.56

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                     FRANKLIN            ALLIANCEBERNSTEIN     FIDELITY VIP         FIDELITY VIP
                            MUTUAL DISCOVERY SECURITIES  GLOBAL TECHNOLOGY      CONTRAFUND      ASSET MANAGER: GROWTH
                                INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
                            --------------------------- ------------------- ------------------- ---------------------
ASSETS:
 Investments at fair value.      $      1,706,089        $         53,105    $      3,052,773     $      1,263,804
 Other receivables.........                    --                      --                  --                   --
 Due from Metropolitan Life
   Insurance Company.......                    --                      --                  --                   --
                                 ----------------        ----------------    ----------------     ----------------
     Total Assets..........             1,706,089                  53,105           3,052,773            1,263,804
                                 ----------------        ----------------    ----------------     ----------------
LIABILITIES:
 Other payables............                    --                      --                  --                   --
 Due to Metropolitan Life
   Insurance Company.......                    27                       8             150,455                4,414
                                 ----------------        ----------------    ----------------     ----------------
     Total Liabilities.....                    27                       8             150,455                4,414
                                 ----------------        ----------------    ----------------     ----------------

NET ASSETS.................      $      1,706,062        $         53,097    $      2,902,318     $      1,259,390
                                 ================        ================    ================     ================
 Units outstanding.........                93,103                   8,261             188,529              112,746
 Unit value (accumulation).                $18.32                   $6.43              $15.39               $11.17

  The accompanying notes are an integral part of these financial statements.


    FIDELITY VIP         FIDELITY VIP       AMERICAN FUNDS      AMERICAN FUNDS          AMERICAN FUNDS          AMERICAN FUNDS
INVESTMENT GRADE BOND    EQUITY-INCOME          GROWTH           GROWTH-INCOME    GLOBAL SMALL CAPITALIZATION        BOND
 INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION     INVESTMENT DIVISION     INVESTMENT DIVISION
--------------------- ------------------- ------------------- ------------------- --------------------------- -------------------
  $        852,371     $      1,245,130    $     121,273,017   $     75,370,228        $     67,615,279        $      3,182,415
                --                   --                   --                 --                      --                      --

                 1                   --                   --                 --                      --                      --
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------
           852,372            1,245,130          121,273,017         75,370,228              67,615,279               3,182,415
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------
                --                   --                   --                 --                      --                      --

                --               28,466                   --                 --                      --                      --
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------
                --               28,466                   --                 --                      --                      --
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------

  $        852,372     $      1,216,664    $     121,273,017   $     75,370,228        $     67,615,279        $      3,182,415
  ================     ================    =================   ================        ================        ================
            73,675               87,700            1,218,654          1,381,044               1,945,062                 291,647
            $11.57               $13.87     $94.52 - $100.35    $51.88 - $55.07         $33.16 - $35.20         $10.78 - $10.95

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                    MIST T. ROWE PRICE   MIST MFS RESEARCH      MIST PIMCO           MIST RCM
                                      MID-CAP GROWTH       INTERNATIONAL       TOTAL RETURN         TECHNOLOGY
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $     17,384,201    $     13,633,086    $     32,210,481    $     13,231,277
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                --                  --                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................        17,384,201          13,633,086          32,210,481          13,231,277
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                 2               3,162                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                 2               3,162                  --                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $     17,384,199    $     13,629,924    $     32,210,481    $     13,231,277
                                     ================    ================    ================    ================
 Units outstanding.................         1,587,296             695,827           2,175,489           1,867,295
 Unit value (accumulation).........   $10.32 - $16.38     $17.33 - $20.03     $14.07 - $14.94       $6.74 - $7.15

  The accompanying notes are an integral part of these financial statements.


 MIST LORD ABBETT       MIST LAZARD        MIST MET/AIM     MIST HARRIS OAKMARK      MIST LEGG MASON        MIST LORD ABBETT
  BOND DEBENTURE          MID-CAP        SMALL CAP GROWTH      INTERNATIONAL    PARTNERS AGGRESSIVE GROWTH  GROWTH AND INCOME
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION     INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- -------------------------- -------------------
 $     22,265,656    $      5,084,696    $      3,233,323    $     26,700,786        $      7,804,601       $      6,283,426
               --                  --                  --                  --                      --                     --
               --                  --                  --                  --                      --                  5,960
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------
       22,265,656           5,084,696           3,233,323          26,700,786               7,804,601              6,289,386
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------
               --                  --                  --                  --                      --                     --
            3,277                  --                   1                  --                      --                     --
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------
            3,277                  --                   1                  --                      --                     --
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------

 $     22,262,379    $      5,084,696    $      3,233,322    $     26,700,786        $      7,804,601       $      6,289,386
 ================    ================    ================    ================        ================       ================
        1,249,287             340,316             208,985           1,335,770                 893,124                539,972
  $16.02 - $19.29     $13.14 - $15.10     $14.84 - $15.62     $19.20 - $20.20           $7.54 - $8.82                 $11.65

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007

                                      MIST NEUBERGER      MIST VAN KAMPEN    MIST LORD ABBETT    MIST THIRD AVENUE
                                    BERMAN REAL ESTATE    MID CAP GROWTH       MID-CAP VALUE      SMALL CAP VALUE
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $     18,432,894    $         31,371    $         66,501    $        381,063
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                 9                  --                  --                   1
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................        18,432,903              31,371              66,501             381,064
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                  --                   1                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                  --                   1                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $     18,432,903    $         31,371    $         66,500    $        381,064
                                     ================    ================    ================    ================
 Units outstanding.................         1,071,638               2,000               4,638              24,943
 Unit value (accumulation).........   $16.76 - $17.32              $15.69              $14.34              $15.28

  The accompanying notes are an integral part of these financial statements.

                                                                MIST CYCLICAL
  MIST OPPENHEIMER     MIST LEGG MASON      MIST CYCLICAL        GROWTH AND      MIST PIMCO INFLATION   MIST BLACKROCK
CAPITAL APPRECIATION    VALUE EQUITY         GROWTH ETF          INCOME ETF         PROTECTED BOND      LARGE-CAP CORE
INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
-------------------- ------------------- ------------------- ------------------- -------------------- -------------------
  $        955,427    $      5,413,855    $        639,459    $        345,473     $        911,539    $    437,008,305
                --                  --                  --                  --                   --                  --
                --              22,047                  --                  --                   --                  --
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
           955,427           5,435,902             639,459             345,473              911,539         437,008,305
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
                --                  --                  --                  --                   --                  --
                --                  --                  --                  --                   --              32,623
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
                --                  --                  --                  --                   --              32,623
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------

  $        955,427    $      5,435,902    $        639,459    $        345,473     $        911,539    $    436,975,682
  ================    ================    ================    ================     ================    ================
            70,634             511,093              56,164              30,551               80,592          15,352,126
   $13.27 - $13.59     $10.02 - $11.42     $11.24 - $11.41     $11.18 - $11.35      $11.16 - $11.33     $10.08 - $44.64

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                                         AMERICAN CENTURY      DELAWARE VIP           DREYFUS
                                     MIST JANUS FORTY        VP VISTA         SMALL CAP VALUE      MIDCAP STOCK
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $      3,487,948    $         29,135    $      1,015,070    $        305,775
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                --                  --              10,774              15,811
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................         3,487,948              29,135           1,025,844             321,586
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                   2                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                   2                  --                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $      3,487,948    $         29,133    $      1,025,844    $        321,586
                                     ================    ================    ================    ================
 Units outstanding.................           281,380               1,642              67,044              23,628
 Unit value (accumulation).........   $12.33 - $12.40              $17.75              $15.30              $13.61

  The accompanying notes are an integral part of these financial statements.


      DREYFUS          GOLDMAN SACHS           GOLDMAN SACHS                MFS                 MFS                 MFS
INTERNATIONAL VALUE    MID CAP VALUE    STRUCTURED SMALL CAP EQUITY     HIGH INCOME        GLOBAL EQUITY       NEW DISCOVERY
INVESTMENT DIVISION INVESTMENT DIVISION     INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- --------------------------- ------------------- ------------------- -------------------
 $        669,987    $      1,259,838        $        136,082        $         21,944    $         64,570    $          3,269
               --                  --                      --                      --                  --                  --

           31,106                  --                      --                      --                  --                  --
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------
          701,093           1,259,838                 136,082                  21,944              64,570               3,269
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------
               --                  --                      --                      --                  --                  --

               --              48,917                   1,555                      --                   1                  --
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------
               --              48,917                   1,555                      --                   1                  --
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------

 $        701,093    $      1,210,921        $        134,527        $         21,944    $         64,569    $          3,269
 ================    ================        ================        ================    ================    ================
           42,550              84,789                  12,264                   1,776               3,948                 253
           $16.48              $14.28                  $10.97                  $12.36              $16.35              $12.89

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONCLUDED)
                               DECEMBER 31, 2007


                                            MFS             VAN KAMPEN        WELLS FARGO VT      WELLS FARGO VT
                                           VALUE            GOVERNMENT       TOTAL RETURN BOND     MONEY MARKET
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $         45,933    $         22,716    $        113,458    $      2,051,425
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                --                  --                  21                 309
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................            45,933              22,716             113,479           2,051,734
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                  --                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                  --                  --                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $         45,933    $         22,716    $        113,479    $      2,051,734
                                     ================    ================    ================    ================
 Units outstanding.................             2,966               1,920               9,697             181,995
 Unit value (accumulation).........            $15.48              $11.83              $11.70              $11.27

  The accompanying notes are an integral part of these financial statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                             LARGE CAP
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                             2007 (A)           2006             2005
                                                             --------           ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      6,785,253 $      5,365,248 $      4,375,931
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................        1,252,435        3,616,837        3,470,220
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................        1,252,435        3,616,837        3,470,220
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        5,532,818        1,748,411          905,711
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......       34,926,873        1,910,880          834,521
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................       34,926,873        1,910,880          834,521
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...     (18,412,208)       47,641,145        8,704,485
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................       16,514,665       49,552,025        9,539,006
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $     22,047,483 $     51,300,436 $     10,444,717
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  MSF BLACKROCK                                       MSF BLACKROCK
                   DIVERSIFIED                                      AGGRESSIVE GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$      8,526,571  $      7,880,854 $      4,998,633 $             -- $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,933,494         2,787,484        2,728,213        2,172,462        1,968,385        1,824,382
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,933,494         2,787,484        2,728,213        2,172,462        1,968,385        1,824,382
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       5,593,077         5,093,370        2,270,420      (2,172,462)      (1,968,385)      (1,824,382)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
              --                --               --               --               --               --
       3,011,483         2,697,730          655,141        1,382,763      (1,521,325)      (2,231,885)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       3,011,483         2,697,730          655,141        1,382,763      (1,521,325)      (2,231,885)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       7,614,036        21,697,213        3,822,631       44,452,957       16,167,405       23,892,825
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

      10,625,519        24,394,943        4,477,772       45,835,720       14,646,080       21,660,940
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$     16,218,596  $     29,488,313 $      6,748,192 $     43,663,258 $     12,677,695 $     19,836,558
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            MSF METLIFE
                                                                            STOCK INDEX
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      7,661,035 $     12,777,493 $      8,971,609
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................        6,053,181        5,268,088        4,641,173
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................        6,053,181        5,268,088        4,641,173
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        1,607,854        7,509,405        4,330,436
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................       14,892,115       21,804,470               --
   Realized gains (losses) on sale of investments.......        7,438,301        6,189,767        3,573,660
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................       22,330,416       27,994,237        3,573,660
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        7,171,409       53,741,400       14,173,789
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................       29,501,825       81,735,637       17,747,449
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $     31,109,679 $     89,245,042 $     22,077,885
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                      MSF FI                                              MSF FI
               INTERNATIONAL STOCK                                MID CAP OPPORTUNITIES
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        757,552  $        881,159 $        317,306 $        384,517 $         14,072 $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         610,034           530,605          427,240        2,541,446        2,242,728        2,011,441
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         610,034           530,605          427,240        2,541,446        2,242,728        2,011,441
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         147,518           350,554        (109,934)      (2,156,929)      (2,228,656)      (2,011,441)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       3,680,153                --               --               --               --               --
       1,481,666           832,502          237,027      (3,610,711)      (4,482,428)      (1,015,121)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       5,161,819           832,502          237,027      (3,610,711)      (4,482,428)      (1,015,121)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,044,733         7,805,567        8,151,109       25,889,645       33,489,573       17,191,699
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       6,206,552         8,638,069        8,388,136       22,278,934       29,007,145       16,176,578
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      6,354,070  $      8,988,623 $      8,278,202 $     20,122,005 $     26,778,489 $     14,165,137
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MSF T. ROWE PRICE
                                                                          SMALL CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          695,384          661,143          595,465
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          695,384          661,143          595,465
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (695,384)        (661,143)        (595,465)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......        1,678,195          842,686           37,997
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        1,678,195          842,686           37,997
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        6,321,798        2,138,730        7,936,747
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        7,999,993        2,981,416        7,974,744
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      7,304,609 $      2,320,273 $      7,379,279
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                 MSF OPPENHEIMER                                    MSF HARRIS OAKMARK
                  GLOBAL EQUITY                                      LARGE CAP VALUE
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        569,763  $      1,114,393 $        209,625 $        515,161 $        447,049 $        367,539
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         418,432           361,328          299,169          543,267          478,172          429,104
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         418,432           361,328          299,169          543,267          478,172          429,104
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         151,331           753,065         (89,544)         (28,106)         (31,123)         (61,565)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         743,295           861,246               --        1,800,935               --               --
         716,979           571,820          270,279        1,197,838          835,096          398,007
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,460,274         1,433,066          270,279        2,998,773          835,096          398,007
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,125,527         4,443,736        5,277,659      (5,878,800)        8,574,081      (1,475,339)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       2,585,801         5,876,802        5,547,938      (2,880,027)        9,409,177      (1,077,332)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      2,737,132  $      6,629,867 $      5,458,394 $    (2,908,133) $      9,378,054 $    (1,138,897)
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                        MSF NEUBERGER BERMAN
                                                                           MID CAP VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        454,135 $        340,446 $        157,412
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          715,283          602,710          468,169
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          715,283          602,710          468,169
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (261,148)        (262,264)        (310,757)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................        2,444,204        6,150,111        4,520,673
   Realized gains (losses) on sale of investments.......        1,469,284          895,063          557,751
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        3,913,488        7,045,174        5,078,424
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...      (1,796,392)          382,304        1,374,494
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,117,096        7,427,478        6,452,918
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      1,855,948 $      7,165,214 $      6,142,161
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                MSF T. ROWE PRICE                                  MSF LEHMAN BROTHERS
                 LARGE CAP GROWTH                                  AGGREGATE BOND INDEX
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        236,325  $        147,322 $        212,638 $      4,412,510 $      3,647,493 $      2,790,273
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         435,556           370,484          319,250          729,528          616,266          528,874
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         435,556           370,484          319,250          729,528          616,266          528,874
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (199,231)         (223,162)        (106,612)        3,682,982        3,031,227        2,261,399
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         469,367             2,175               --               --               --               --
       1,613,290           505,143          187,894          192,840         (57,852)          113,726
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,082,657           507,318          187,894          192,840         (57,852)          113,726
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,367,516         5,044,250        2,209,286        2,133,669         (71,436)      (1,403,001)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       4,450,173         5,551,568        2,397,180        2,326,509        (129,288)      (1,289,275)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      4,250,942  $      5,328,406 $      2,290,568 $      6,009,491 $      2,901,939 $        972,124
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MSF MORGAN STANLEY
                                                                             EAFE INDEX
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
 Dividends.............................................. $      1,286,968 $        843,327 $        597,805
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          561,411          419,647          312,106
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          561,411          419,647          312,106
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................          725,557          423,680          285,699
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          686,383               --               --
   Realized gains (losses) on sale of investments.......        1,572,951          984,685          590,734
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        2,259,334          984,685          590,734
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        2,980,876        9,577,488        3,753,078
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        5,240,210       10,562,173        4,343,812
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      5,965,767 $     10,985,853 $      4,629,511
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MSF                                             MSF JENNISON
                RUSSELL 2000 INDEX                                        GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006           2005 (B)
      ----              ----             ----             ----             ----           --------
$        526,533  $        397,966 $        293,721 $         62,722 $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         476,230           402,879          320,327          127,403          113,119           67,101
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         476,230           402,879          320,327          127,403          113,119           67,101
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          50,303           (4,913)         (26,606)         (64,681)        (113,119)         (67,101)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       4,308,974         1,842,549        1,438,122          525,988           11,909               --
       1,194,459           793,645          811,342          217,837          116,022           36,398
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       5,503,433         2,636,194        2,249,464          743,825          127,931           36,398
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
     (6,890,836)         5,025,107        (613,275)          832,560          269,709        2,206,440
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

     (1,387,403)         7,661,301        1,636,189        1,576,385          397,640        2,242,838
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$    (1,337,100)  $      7,656,388 $      1,609,583 $      1,511,704 $        284,521 $      2,175,737
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                          STRATEGIC VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        321,242 $        298,959 $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          923,234          828,876          714,689
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          923,234          828,876          714,689
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (601,992)        (529,917)        (714,689)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................       12,338,055       17,677,150        5,489,850
   Realized gains (losses) on sale of investments.......          644,889        1,173,096          647,742
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................       12,982,944       18,850,246        6,137,592
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...     (16,875,056)      (4,073,024)      (2,502,234)
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................      (3,892,112)       14,777,222        3,635,358
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $    (4,494,104) $     14,247,305 $      2,920,669
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   MSF METLIFE                                    MSF FRANKLIN TEMPLETON
               MID CAP STOCK INDEX                                   SMALL CAP GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        463,568  $        617,181 $        278,096 $             -- $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         517,186           431,166          340,784           60,634           50,288           39,601
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         517,186           431,166          340,784           60,634           50,288           39,601
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
        (53,618)           186,015         (62,688)         (60,634)         (50,288)         (39,601)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,483,952         3,502,918        2,036,561          476,487          286,106          154,763
       1,219,996           660,796          682,809          249,458          136,411          129,715
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       3,703,948         4,163,714        2,719,370          725,945          422,517          284,478
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         158,945           201,865        1,900,535        (436,173)          106,882         (56,267)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       3,862,893         4,365,579        4,619,905          289,772          529,399          228,211
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      3,809,275  $      4,551,594 $      4,557,217 $        229,138 $        479,111 $        188,610
================  ================ ================ ================ ================ ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                          LARGE CAP VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        112,942 $         79,434 $         37,063
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           99,096           57,120           34,801
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           99,096           57,120           34,801
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................           13,846           22,314            2,262
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          429,497          389,137           39,914
   Realized gains (losses) on sale of investments.......          332,037          121,354           81,656
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          761,534          510,491          121,570
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        (536,165)          656,059          110,740
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          225,369        1,166,550          232,310
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        239,215 $      1,188,864 $        234,572
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MSF                                          MSF LOOMIS SAYLES
               DAVIS VENTURE VALUE                                      SMALL CAP
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        429,495  $        403,990 $        244,019 $         11,412 $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         478,766           384,612          290,656          124,817           90,220           60,646
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         478,766           384,612          290,656          124,817           90,220           60,646
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
        (49,271)            19,378         (46,637)        (113,405)         (90,220)         (60,646)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
              --                --               --        1,567,864          848,702           83,073
         581,875         2,307,728          226,016          234,076          208,239           74,135
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         581,875         2,307,728          226,016        1,801,940        1,056,941          157,208
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,282,046         3,652,646        3,304,528        (305,465)          425,449          365,753
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       1,863,921         5,960,374        3,530,544        1,496,475        1,482,390          522,961
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      1,814,650  $      5,979,752 $      3,483,907 $      1,383,070 $      1,392,170 $        462,315
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                      LEGACY LARGE CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                           -                                   ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          5,522 $         12,152 $         32,623
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           25,444           38,586           43,887
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           25,444           38,586           43,887
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (19,922)         (26,434)         (11,264)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......           64,255          954,600           84,949
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           64,255          954,600           84,949
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          437,029      (1,121,566)          498,307
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          501,284        (166,966)          583,256
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        481,362 $      (193,400) $        571,992
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  MSF BLACKROCK                                           MSF FI
                   BOND INCOME                                        VALUE LEADERS
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$      2,988,878  $      5,391,669 $      3,611,102 $         58,988 $         45,870 $         23,066
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         742,928           735,582          716,223           55,755           39,722           19,333
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         742,928           735,582          716,223           55,755           39,722           19,333
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,245,950         4,656,087        2,894,879            3,233            6,148            3,733
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
              --            92,238        1,043,295          558,447          105,940               --
          86,411         (260,701)           98,977          116,557           71,567           80,493
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          86,411         (168,463)        1,142,272          675,004          177,507           80,493
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,574,419       (1,188,505)      (2,577,646)        (503,196)          304,366          177,601
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       2,660,830       (1,356,968)      (1,435,374)          171,808          481,873          258,094
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      4,906,780  $      3,299,119 $      1,459,505 $        175,041 $        488,021 $        261,827
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MSF HARRIS OAKMARK
                                                                           FOCUSED VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        328,815 $        158,000 $         17,995
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          513,319          447,521          369,999
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          513,319          447,521          369,999
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (184,504)        (289,521)        (352,004)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................        7,250,319        4,875,177          432,350
   Realized gains (losses) on sale of investments.......          896,818          862,876          647,285
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        8,147,137        5,738,053        1,079,635
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...     (12,430,441)          467,020        3,071,366
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................      (4,283,304)        6,205,073        4,151,001
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $    (4,467,808) $      5,915,552 $      3,798,997
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MSF WESTERN ASSET MANAGEMENT                        MSF WESTERN ASSET MANAGEMENT
           STRATEGIC BOND OPPORTUNITIES                              U.S. GOVERNMENT
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        459,233  $        685,459 $        322,307 $        398,651 $        423,016 $        143,164
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         143,832           118,623           90,184          124,642          106,778           88,576
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         143,832           118,623           90,184          124,642          106,778           88,576
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         315,401           566,836          232,123          274,009          316,238           54,588
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          15,836           109,245          198,820               --               --          195,299
          29,149            44,303           55,156              988         (10,510)          (2,681)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          44,985           153,548          253,976              988         (10,510)          192,618
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         187,688         (101,864)        (261,648)          246,140          127,750        (152,454)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

         232,673            51,684          (7,672)          247,128          117,240           40,164
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        548,074  $        618,520 $        224,451 $        521,137 $        433,478 $         94,752
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                            MONEY MARKET
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      3,017,412 $      1,804,658 $        795,483
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          294,683          207,469          167,153
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          294,683          207,469          167,153
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        2,722,729        1,597,189          628,330
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......               --               --               --
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................               --               --               --
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...               --               --               --
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................               --               --               --
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,722,729 $      1,597,189 $        628,330
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     MSF MFS                                           MSF METLIFE
                   TOTAL RETURN                                  CONSERVATIVE ALLOCATION
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006           2005 (B)
      ----              ----             ----             ----             ----           --------
$         93,266  $         93,810 $         23,976 $             -- $         10,638 $            372
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,006            27,494           13,447            5,884            3,484              348
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,006            27,494           13,447            5,884            3,484              348
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          53,260            66,316           10,529          (5,884)            7,154               24
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         141,980            58,740           15,212              413            4,082               99
          25,643             5,870           18,142           23,983          (1,845)              271
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         167,623            64,610           33,354           24,396            2,237              370
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (104,370)           205,638          (3,131)           12,074           19,393              554
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

          63,253           270,248           30,223           36,470           21,630              924
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        116,513  $        336,564 $         40,752 $         30,586 $         28,784 $            948
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            MSF METLIFE
                                                                CONSERVATIVE TO MODERATE ALLOCATION
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006           2005 (B)
                                                               ----             ----           --------
INVESTMENT INCOME:
   Dividends............................................ $             -- $         30,389 $          2,224
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           21,161           11,718            1,984
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           21,161           11,718            1,984
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (21,161)           18,671              240
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................            3,872           20,839              108
   Realized gains (losses) on sale of investments.......           26,078           12,097            1,644
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           29,950           32,936            1,752
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...           79,599           73,219            9,258
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          109,549          106,155           11,010
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $         88,388 $        124,826 $         11,250
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   MSF METLIFE                                         MSF METLIFE
               MODERATE ALLOCATION                          MODERATE TO AGGRESSIVE ALLOCATION
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006           2005 (B)           2007             2006           2005 (B)
      ----              ----           --------           ----             ----           --------
$         27,294  $         76,104 $          5,987 $         45,711 $         77,374 $          9,012
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         125,074            45,704            3,787          215,858           65,099            6,087
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         125,074            45,704            3,787          215,858           65,099            6,087
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
        (97,780)            30,400            2,200        (170,147)           12,275            2,925
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          18,896           106,419              133           26,120          196,911              210
         170,037            48,706            3,556           96,319           14,344            4,752
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         188,933           155,125            3,689          122,439          211,255            4,962
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         262,197           474,841           25,822          371,705          870,757           64,564
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         451,130           629,966           29,511          494,144        1,082,012           69,526
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        353,350  $        660,366 $         31,711 $        323,997 $      1,094,287 $         72,451
================  ================ ================ ================ ================ ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                                                 MSF METLIFE
                                                                                            AGGRESSIVE ALLOCATION
                                                                                             INVESTMENT DIVISION
                                                                                 --------------------------------------------
                                                                                      2007           2006         2005 (B)
                                                                                      ----           ----         --------
INVESTMENT INCOME:
   Dividends.................................................................... $       12,813 $        9,703 $        1,642
                                                                                 -------------- -------------- --------------
EXPENSES:
   Mortality and expense risk charges...........................................         52,966         13,592          1,181
   Administrative charges.......................................................             --             --             --
                                                                                 -------------- -------------- --------------
     Total expenses.............................................................         52,966         13,592          1,181
                                                                                 -------------- -------------- --------------
   Net investment income (loss).................................................       (40,153)        (3,889)            461
                                                                                 -------------- -------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..................................................          8,186         40,723          1,242
   Realized gains (losses) on sale of investments...............................         93,620       (41,990)          1,894
                                                                                 -------------- -------------- --------------
       Net realized gains (losses)..............................................        101,806        (1,267)          3,136
                                                                                 -------------- -------------- --------------
   Change in unrealized gains (losses) on investments...........................       (95,922)        225,674         10,725
                                                                                 -------------- -------------- --------------
   Net realized and unrealized gains (losses) on investments....................          5,884        224,407         13,861
                                                                                 -------------- -------------- --------------
   Net increase (decrease) in net assets resulting from operations.............. $     (34,269) $      220,518 $       14,322
                                                                                 ============== ============== ==============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MSF FI                 MSF CAPITAL GUARDIAN                      JANUS ASPEN
          LARGE CAP                    U.S. EQUITY                        LARGE CAP GROWTH
     INVESTMENT DIVISION           INVESTMENT DIVISION                  INVESTMENT DIVISION
----------------------------- ----------------------------- --------------------------------------------
     2007         2006 (C)         2007         2006 (C)         2007           2006           2005
     ----         --------         ----         --------         ----           ----           ----
$          221 $           -- $           -- $        1,689 $       48,004 $       25,478 $       15,028
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         1,641            246          2,206          1,107         31,075         24,818         21,214
            --             --             --             --             --             --             --
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         1,641            246          2,206          1,107         31,075         24,818         21,214
-------------- -------------- -------------- -------------- -------------- -------------- --------------
       (1,420)          (246)        (2,206)            582         16,929            660        (6,186)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         9,165             --             --             --             --             --             --
         2,290             21         50,654             40         60,269         80,063       (62,709)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        11,455             21         50,654             40         60,269         80,063       (62,709)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
       (8,523)          4,291       (50,293)         25,383        750,675        477,638        263,241
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         2,932          4,312            361         25,423        810,944        557,701        200,532
-------------- -------------- -------------- -------------- -------------- -------------- --------------
$        1,512 $        4,066 $      (1,845) $       26,005 $      827,873 $      558,361 $      194,346
============== ============== ============== ============== ============== ============== ==============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            JANUS ASPEN
                                                                              BALANCED
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          1,879 $             44 $             25
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              256                7                1
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              256                7                1
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            1,623               37               24
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......              747               33                1
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................              747               33                1
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            2,101              147                1
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            2,848              180                2
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          4,471 $            217 $             26
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   JANUS ASPEN                                              AIM V.I.
                      FORTY                                          GOVERNMENT SECURITIES
               INVESTMENT DIVISION                                    INVESTMENT DIVISION
--------------------------------------------------     --------------------------------------------------
      2007              2006                2005           2007 (A)           2006             2005
      ----              ----                ----           --------           ----             ----
$            676  $            152    $             -- $             -- $            280 $            239
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           1,060               383                  --                3               32               46
              --                --                  --               --               --               --
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           1,060               383                  --                3               32               46
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           (384)             (231)                  --              (3)              248              193
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              --                --                  --               --               --               --
           6,298              (26)                  --            (141)              (8)              107
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           6,298              (26)                  --            (141)              (8)              107
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
          82,907             8,113                  --              165             (28)            (117)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------

          89,205             8,087                  --               24             (36)             (10)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
$         88,821  $          7,856    $             -- $             21 $            212 $            183
================  ================    ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                              AIM V.I.
                                                                         GLOBAL REAL ESTATE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        166,720 $         25,329 $         18,091
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           13,977           10,103            6,839
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           13,977           10,103            6,839
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................          152,743           15,226           11,252
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          397,922           87,476           64,792
   Realized gains (losses) on sale of investments.......          172,588          329,460          148,313
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          570,510          416,936          213,105
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        (881,479)          328,141            7,005
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        (310,969)          745,077          220,110
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      (158,226) $        760,303 $        231,362
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                FRANKLIN TEMPLETON                                   FRANKLIN MUTUAL
                FOREIGN SECURITIES                                 DISCOVERY SECURITIES
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        176,501  $         91,823 $         71,641 $         21,726 $          5,569 $            814
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,650            31,977           26,380            6,018            2,376              268
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,650            31,977           26,380            6,018            2,376              268
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         135,851            59,846           45,261           15,708            3,193              546
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         365,468                --               --           17,873           19,692               --
         366,226           553,100          259,867           71,623            7,128              132
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         731,694           553,100          259,867           89,496           26,820              132
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         305,602           743,656          264,624            8,690           90,251            8,764
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       1,037,296         1,296,756          524,491           98,186          117,071            8,896
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      1,173,147  $      1,356,602 $        569,752 $        113,894 $        120,264 $          9,442
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         ALLIANCEBERNSTEIN
                                                                         GLOBAL TECHNOLOGY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              334              169              135
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              334              169              135
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            (334)            (169)            (135)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......           13,926            2,596              255
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           13,926            2,596              255
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          (1,759)            2,024            1,638
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................           12,167            4,620            1,893
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $         11,833 $          4,451 $          1,758
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   FIDELITY VIP                                        FIDELITY VIP
                    CONTRAFUND                                    ASSET MANAGER: GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$         24,439  $         18,557 $          1,816 $         47,327 $         16,581 $         18,249
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          12,994             7,808            3,729            5,479            4,218            3,454
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          12,994             7,808            3,729            5,479            4,218            3,454
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          11,445            10,749          (1,913)           41,848           12,363           14,795
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         728,457           161,683              165               --               --               --
         133,390            69,614          170,001           14,373            3,099           38,662
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         861,847           231,297          170,166           14,373            3,099           38,662
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (453,602)         (100,652)         (22,158)          140,304           39,972         (29,733)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

         408,245           130,645          148,008          154,677           43,071            8,929
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        419,690  $        141,394 $        146,095 $        196,525 $         55,434 $         23,724
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            FIDELITY VIP
                                                                       INVESTMENT GRADE BOND
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          1,370 $          1,506 $            548
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              497              147               80
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              497              147               80
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................              873            1,359              468
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               92              335
   Realized gains (losses) on sale of investments.......            1,728            (928)             (59)
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................            1,728            (836)              276
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            6,849              767            (370)
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            8,577             (69)             (94)
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          9,450 $          1,290 $            374
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   FIDELITY VIP                                       AMERICAN FUNDS
                  EQUITY-INCOME                                           GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$         21,939  $          8,458 $            187 $        910,466 $        727,425 $        437,807
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
           2,725               885              259          963,168          728,495          489,519
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
           2,725               885              259          963,168          728,495          489,519
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          19,214             7,573             (72)         (52,702)          (1,070)         (51,712)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         103,323            35,411              431        7,520,494          522,218               --
          17,259             3,265          (5,940)          893,765          399,390          115,149
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         120,582            38,676          (5,509)        8,414,259          921,608          115,149
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (137,717)             1,802              605        3,035,574        6,751,062        8,793,861
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

        (17,135)            40,478          (4,904)       11,449,833        7,672,670        8,909,010
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$          2,079  $         48,051 $        (4,976) $     11,397,131 $      7,671,600 $      8,857,298
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           AMERICAN FUNDS
                                                                           GROWTH-INCOME
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      1,142,855 $        918,542 $        587,451
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          619,745          467,194          343,213
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          619,745          467,194          343,213
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................          523,110          451,348          244,238
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................        2,332,094        1,285,086          163,244
   Realized gains (losses) on sale of investments.......          792,717          194,098          116,683
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        3,124,811        1,479,184          279,927
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...      (1,027,655)        5,509,333        1,688,136
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,097,156        6,988,517        1,968,063
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,620,266 $      7,439,865 $      2,212,301
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  AMERICAN FUNDS                             AMERICAN FUNDS
           GLOBAL SMALL CAPITALIZATION                            BOND
               INVESTMENT DIVISION                         INVESTMENT DIVISION
--------------------------------------------------  ---------------------------------
      2007              2006             2005             2007           2006 (C)
      ----              ----             ----             ----           --------
$      1,729,457  $        162,359 $        167,221 $        185,659 $          2,483
----------------  ---------------- ---------------- ---------------- ----------------
         498,593           306,582          151,245           15,059            1,499
              --                --               --               --               --
----------------  ---------------- ---------------- ---------------- ----------------
         498,593           306,582          151,245           15,059            1,499
----------------  ---------------- ---------------- ---------------- ----------------
       1,230,864         (144,223)           15,976          170,600              984
----------------  ---------------- ---------------- ---------------- ----------------
       4,252,758         1,814,506               --               --               --
       1,739,097         1,195,131          669,665           13,076            (909)
----------------  ---------------- ---------------- ---------------- ----------------
       5,991,855         3,009,637          669,665           13,076            (909)
----------------  ---------------- ---------------- ---------------- ----------------
       1,948,016         4,197,799        3,507,811        (143,419)           13,837
----------------  ---------------- ---------------- ---------------- ----------------

       7,939,871         7,207,436        4,177,476        (130,343)           12,928
----------------  ---------------- ---------------- ---------------- ----------------

$      9,170,735  $      7,063,213 $      4,193,452 $         40,257 $         13,912
================  ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MIST T. ROWE PRICE
                                                                           MID-CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $         32,087 $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          119,212           91,448           62,726
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          119,212           91,448           62,726
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (87,125)         (91,448)         (62,726)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          624,268          373,372          206,008
   Realized gains (losses) on sale of investments.......          750,188          524,517          102,486
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        1,374,456          897,889          308,494
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          843,627        (173,792)          895,073
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,218,083          724,097        1,203,567
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,130,958 $        632,649 $      1,140,841
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     MIST MFS                                          MIST PIMCO
              RESEARCH INTERNATIONAL                                  TOTAL RETURN
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$        175,461 $        107,793 $         21,589 $      1,037,985 $        719,124 $         13,007
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         103,179           56,798           27,070          249,561          217,239          180,282
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         103,179           56,798           27,070          249,561          217,239          180,282
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          72,282           50,995          (5,481)          788,424          501,885        (167,275)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       1,709,535          423,780          184,503               --           10,617          154,127
         462,480           81,019           80,066           88,836           74,726           52,949
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,172,015          504,799          264,569           88,836           85,343          207,076
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       (879,168)          963,904          280,569        1,198,111          469,783          311,680
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

       1,292,847        1,468,703          545,138        1,286,947          555,126          518,756
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$      1,365,129 $      1,519,698 $        539,657 $      2,075,371 $      1,057,011 $        351,481
================ ================ ================ ================ ================ ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                              MIST RCM
                                                                             TECHNOLOGY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           78,918           61,070           50,588
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           78,918           61,070           50,588
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (78,918)         (61,070)         (50,588)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          297,201               --           46,291
   Realized gains (losses) on sale of investments.......          321,209          222,324          194,566
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          618,410          222,324          240,857
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        1,944,863          156,356          445,709
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,563,273          378,680          686,566
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,484,355 $        317,610 $        635,978
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                 MIST LORD ABBETT                                     MIST LAZARD
                  BOND DEBENTURE                                        MID-CAP
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$      1,117,160 $      1,191,085 $        744,214 $         32,279 $         17,856 $         10,617
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         166,476          139,802          121,860           44,498           29,336           22,544
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         166,476          139,802          121,860           44,498           29,336           22,544
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         950,684        1,051,283          622,354         (12,219)         (11,480)         (11,927)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          25,764               --               --          442,382          392,270          320,635
         179,522           93,973          255,890           40,395           20,740           96,120
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         205,286           93,973          255,890          482,777          413,010          416,755
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          39,883          324,579        (722,955)        (720,263)           56,316        (198,731)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

         245,169          418,552        (467,065)        (237,486)          469,326          218,024
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$      1,195,853 $      1,469,835 $        155,289 $      (249,705) $        457,846 $        206,097
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            MIST MET/AIM
                                                                          SMALL CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           24,194           16,523           11,067
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           24,194           16,523           11,067
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (24,194)         (16,523)         (11,067)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................           37,183          267,325           32,434
   Realized gains (losses) on sale of investments.......           80,971           18,065           35,790
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          118,154          285,390           68,224
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          135,230         (33,826)           47,188
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          253,384          251,564          115,412
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        229,190 $        235,041 $        104,345
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

               MIST HARRIS OAKMARK                                  MIST LEGG MASON
                  INTERNATIONAL                                PARTNERS AGGRESSIVE GROWTH
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$        234,443 $        350,324 $         11,138 $         17,148 $             -- $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         229,276          127,018           55,708           67,790           65,378           52,753
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         229,276          127,018           55,708           67,790           65,378           52,753
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           5,167          223,306         (44,570)         (50,642)         (65,378)         (52,753)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,011,612          874,510          116,064          718,994          438,536            7,588
         713,857          125,443          131,605          207,519          177,119           89,582
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,725,469          999,953          247,669          926,513          615,655           97,170
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
     (3,512,929)        2,507,928          724,928        (747,047)        (742,982)          756,884
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

       (787,460)        3,507,881          972,597          179,466        (127,327)          854,054
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$      (782,293) $      3,731,187 $        928,027 $        128,824 $      (192,705) $        801,301
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                          MIST LORD ABBETT
                                                                         GROWTH AND INCOME
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $         59,988 $            887 $            447
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           28,949           22,648           16,835
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           28,949           22,648           16,835
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................           31,039         (21,761)         (16,388)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          259,517            3,901           40,557
   Realized gains (losses) on sale of investments.......           36,864          958,803           25,218
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          296,381          962,704           65,775
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        (147,617)        (295,172)          110,292
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          148,764          667,532          176,067
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        179,803 $        645,771 $        159,679
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              MIST NEUBERGER BERMAN                                 MIST VAN KAMPEN
                   REAL ESTATE                                       MID CAP GROWTH
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$        222,388 $        128,299 $             -- $             -- $             -- $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         177,701          108,818           40,104               24               --               --
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         177,701          108,818           40,104               24               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          44,687           19,481         (40,104)             (24)               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       1,785,543          609,936            8,770               --               --               --
         745,343          210,018           77,734               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,530,886          819,954           86,504               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
     (6,132,457)        3,020,558          660,111            (570)               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

     (3,601,571)        3,840,512          746,615            (570)               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$    (3,556,884) $      3,859,993 $        706,511 $          (594) $             -- $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                          MIST LORD ABBETT
                                                                           MID-CAP VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                           -                                   ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $            530 $            203 $            139
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              218              184               87
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              218              184               87
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................              312               19               52
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................           11,174            3,482            1,158
   Realized gains (losses) on sale of investments.......          (1,133)             (69)               22
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           10,041            3,413            1,180
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...         (10,458)              880               85
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            (417)            4,293            1,265
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          (105) $          4,312 $          1,317
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                MIST THIRD AVENUE                                   MIST OPPENHEIMER
                 SMALL CAP VALUE                                  CAPITAL APPRECIATION
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006           2005 (B)
      ----             ----             ----             ----             ----           --------
$          2,794 $            133 $             -- $            618 $            583 $             77
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,456              482               51            4,920            1,966              275
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,456              482               51            4,920            1,966              275
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,338            (349)             (51)          (4,302)          (1,383)            (198)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          18,350            2,011               77           27,608            1,330            1,100
           4,229            1,511              111            9,182            6,117              442
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          22,579            3,522              188           36,790            7,447            1,542
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
        (41,016)           21,745            1,856           18,908           12,744            2,715
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
        (18,437)           25,267            2,044           55,698           20,191            4,257
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
$       (17,099) $         24,918 $          1,993 $         51,396 $         18,808 $          4,059
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                    MIST LEGG MASON                    MIST CYCLICAL
                                                     VALUE EQUITY                       GROWTH ETF
                                                  INVESTMENT DIVISION               INVESTMENT DIVISION
                                           --------------------------------- ---------------------------------
                                                 2007           2006 (C)           2007           2006 (C)
                                                 ----           --------           ----           --------
INVESTMENT INCOME:
   Dividends.............................. $            190 $          7,771 $             -- $          1,841
                                           ---------------- ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges.....           54,485           28,159            3,337              279
   Administrative charges.................               --               --               --               --
                                           ---------------- ---------------- ---------------- ----------------
     Total expenses.......................           54,485           28,159            3,337              279
                                           ---------------- ---------------- ---------------- ----------------
   Net investment income (loss)...........         (54,295)         (20,388)          (3,337)            1,562
                                           ---------------- ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions............            6,404          103,047               --              385
   Realized gains (losses) on sale of
     investments..........................           31,337          (4,060)           10,329            1,385
                                           ---------------- ---------------- ---------------- ----------------
       Net realized gains (losses)........           37,741           98,987           10,329            1,770
                                           ---------------- ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on
     investments..........................        (371,535)          306,184          (2,639)            4,607
                                           ---------------- ---------------- ---------------- ----------------
   Net realized and unrealized gains
     (losses) on investments..............        (333,794)          405,171            7,690            6,377
                                           ---------------- ---------------- ---------------- ----------------
   Net increase (decrease) in net assets
     resulting from operations............ $      (388,089) $        384,783 $          4,353 $          7,939
                                           ================ ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          MIST CYCLICAL                 MIST PIMCO INFLATION          MIST BLACKROCK        MIST JANUS
      GROWTH AND INCOME ETF                PROTECTED BOND             LARGE-CAP CORE           FORTY
       INVESTMENT DIVISION               INVESTMENT DIVISION        INVESTMENT DIVISION INVESTMENT DIVISION
--------------------------------- --------------------------------- ------------------- -------------------
      2007           2006 (C)           2007           2006 (C)          2007 (D)            2007 (D)
      ----           --------           ----           --------          --------            --------
$              1 $          1,529 $          5,472 $             --  $             --    $             --
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           2,341              230            3,681              463         2,431,291               4,282
              --               --               --               --                --                  --
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           2,341              230            3,681              463         2,431,291               4,282
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
         (2,340)            1,299            1,791            (463)       (2,431,291)             (4,282)
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
              15               --               --               --                --                  --
           9,148            1,197            4,018            1,472           181,462              23,570
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           9,163            1,197            4,018            1,472           181,462              23,570
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
         (2,024)            2,231           50,303          (1,429)         4,642,363             188,079
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           7,139            3,428           54,321               43         4,823,825             211,649
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
$          4,799 $          4,727 $         56,112 $          (420)  $      2,392,534    $        207,367
================ ================ ================ ================  ================    ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                          AMERICAN CENTURY
                                                                              VP VISTA
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................               93               81               47
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................               93               81               47
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................             (93)             (81)             (47)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               52               --
   Realized gains (losses) on sale of investments.......            1,950               66                6
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................            1,950              118                6
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            4,790            1,653              961
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            6,740            1,771              967
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          6,647 $          1,690 $            920
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   DELAWARE VIP                                         DREYFUS
                 SMALL CAP VALUE                                      MIDCAP STOCK
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$          1,797 $             87 $            181 $            665 $            189 $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,812            1,667              539              941              337               --
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,812            1,667              539              941              337               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         (2,015)          (1,580)            (358)            (276)            (148)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          53,893           23,651            8,183           25,997           17,011               --
             765            3,801               45          (4,230)            (525)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          54,658           27,452            8,228           21,767           16,486               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       (146,882)           21,618            2,540         (17,400)         (13,109)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
        (92,224)           49,070           10,768            4,367            3,377               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
$       (94,239) $         47,490 $         10,410 $          4,091 $          3,229 $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                              DREYFUS
                                                                          EMERGING LEADERS
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                             2007 (A)           2006             2005
                                                             --------           ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................               21               70               47
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................               21               70               47
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................             (21)             (70)             (47)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................            5,189            1,695              562
   Realized gains (losses) on sale of investments.......          (6,198)             (33)              251
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          (1,009)            1,662              813
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            1,014            (791)              711
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................                5              871            1,524
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $           (16) $            801 $          1,477
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     DREYFUS                                         GOLDMAN SACHS
               INTERNATIONAL VALUE                                   MID CAP VALUE
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$         11,153 $          2,040 $             -- $         10,129 $          2,401 $            267
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,245            1,650              850            3,838              502              222
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,245            1,650              850            3,838              502              222
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           7,908              390            (850)            6,291            1,899               45
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          99,784           12,788            3,710          187,441           26,443            4,473
          23,384            2,803          (8,588)           15,940            1,291          (3,479)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         123,168           15,591          (4,878)          203,381           27,734              994
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       (101,858)           67,169           13,060        (272,066)          (2,200)              223
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

          21,310           82,760            8,182         (68,685)           25,534            1,217
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$         29,218 $         83,150 $          7,332 $       (62,394) $         27,433 $          1,262
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           GOLDMAN SACHS
                                                                    STRUCTURED SMALL CAP EQUITY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $            579 $            576 $            114
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              510              319               20
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              510              319               20
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................               69              257               94
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................           15,009            6,284            4,217
   Realized gains (losses) on sale of investments.......            (448)            (124)                1
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           14,561            6,160            4,218
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...         (37,975)            1,891          (5,644)
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................         (23,414)            8,051          (1,426)
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $       (23,345) $          8,308 $        (1,332)
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MFS                                                MFS
                   HIGH INCOME                                       GLOBAL EQUITY
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$          4,038 $          4,418 $          3,911 $            796 $             -- $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
             175              372              279              184               38               --
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
             175              372              279              184               38               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,863            4,046            3,632              612             (38)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --            2,587               --               --
           1,517            1,254              128            2,926              100               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,517            1,254              128            5,513              100               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         (3,019)            2,298          (2,862)          (2,915)            2,944               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

         (1,502)            3,552          (2,734)            2,598            3,044               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$          2,361 $          7,598 $            898 $          3,210 $          3,006 $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                                MFS
                                                                           NEW DISCOVERY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................               13               --               --
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................               13               --               --
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................             (13)                                --
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................              243               --               --
   Realized gains (losses) on sale of investments.......              (4)               --               --
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................              239               --               --
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            (349)               --               --
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            (110)               --               --
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          (123) $             -- $             --
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MFS                                                 VAN KAMPEN
                      VALUE                                                GOVERNMENT
               INVESTMENT DIVISION                                    INVESTMENT DIVISION
--------------------------------------------------     --------------------------------------------------
      2007              2006                2005             2007             2006             2005
      ----              ----                ----             ----             ----             ----
$             --  $             --    $             -- $            863 $            621 $             --
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              78                --                  --               68               54               12
              --                --                  --               --
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              78                --                  --               68
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
            (78)                --                  --              795              567             (12)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              --                --                  --               --               --               --
           2,376                --                  --               38            (329)              (1)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           2,376                --                  --               38            (329)              (1)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
         (1,846)                --                  --               35              121              124
----------------  ----------------    ---------------- ---------------- ---------------- ----------------

             530                --                  --               73            (208)              123
----------------  ----------------    ---------------- ---------------- ---------------- ----------------

$            452  $             --    $             -- $            868 $            359 $            111
================  ================    ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           WELLS FARGO VT
                                                                         TOTAL RETURN BOND
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          4,429 $          1,616 $            263
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              393              138               15
   Administrative charges...............................               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              393
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            4,036            1,478              248
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......              482            (203)              238
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................              482            (203)              238
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...              726              969               16
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            1,208              766              254
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          5,244 $          2,244 $            502
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  WELLS FARGO VT                                     WELLS FARGO VT
                   MONEY MARKET                                     ASSET ALLOCATION
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005           2007 (A)           2006             2005
      ----             ----             ----           --------           ----             ----
$         56,709 $         17,272 $             -- $             -- $            112 $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           5,004            1,399               --                8               13               --
              --                                                 --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           5,004                                                  8
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          51,705           15,873               --              (8)               99               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --               --               --               --
              --               --               --              729              293               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --              729              293               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --            (432)              432               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

              --               --               --              297              725               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$         51,705 $         15,873 $             -- $            289 $            824 $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONCLUDED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           WELLS FARGO VT
                                                                        LARGE COMPANY GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                             2007 (A)           2006             2005
                                                             --------           ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             15
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              138              243               31
   Administrative charges...............................               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              138
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            (138)            (243)             (16)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......           22,636            5,393              (5)
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           22,636            5,393              (5)
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...         (10,940)           10,126              797
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................           11,696           15,519              792
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $         11,558 $         15,276 $            776
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                                 WELLS FARGO VT
                                 EQUITY INCOME
                              INVESTMENT DIVISION
               --------------------------------------------------
                   2007 (A)           2006             2005
                   --------           ----             ----
               $             -- $            130 $            113
               ---------------- ---------------- ----------------
                              3               34               31
                             --
               ---------------- ---------------- ----------------
                              3
               ---------------- ---------------- ----------------
                            (3)               96               82
               ---------------- ---------------- ----------------
                             --               19               --
                          1,600               85               25
               ---------------- ---------------- ----------------
                          1,600              104               25
               ---------------- ---------------- ----------------
                        (1,507)            1,202              301
               ---------------- ---------------- ----------------

                             93            1,306              326
               ---------------- ---------------- ----------------

               $             90 $          1,402 $            408
               ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                      STATEMENTS OF CHANGES IN NET ASSETS
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       MSF BLACKROCK                              MSF BLACKROCK
                                         LARGE CAP                                 DIVERSIFIED
                                    INVESTMENT DIVISION                        INVESTMENT DIVISION
                         ------------------------------------------ -----------------------------------------
                            2007 (A)        2006          2005          2007          2006          2005
                            --------        ----          ----          ----          ----          ----
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)............... $    5,532,818 $   1,748,411 $     905,711 $   5,593,077 $   5,093,370 $   2,270,420
 Net realized gains
   (losses).............     34,926,873     1,910,880       834,521     3,011,483     2,697,730       655,141
 Change in unrealized
   gains (losses) on
   investments..........   (18,412,208)    47,641,145     8,704,485     7,614,036    21,697,213     3,822,631
                         -------------- ------------- ------------- ------------- ------------- -------------
   Net increase
     (decrease) in net
     assets resulting
     from
     operations.........     22,047,483    51,300,436    10,444,717    16,218,596    29,488,313     6,748,192
                         -------------- ------------- ------------- ------------- ------------- -------------
POLICY TRANSACTIONS:
 Premium payments
   received from policy
   owners...............     15,638,404    51,976,132    57,155,216    40,003,652    43,210,333    48,752,996
 Net transfers
   (including fixed
   account).............  (454,139,374)  (12,663,855)  (10,123,918)   (6,583,051)  (14,585,173)   (4,525,462)
 Policy charges.........    (9,520,648)  (29,312,981)  (30,084,463)  (24,846,715)  (25,567,832)  (26,339,933)
 Transfers for policy
   benefits and
   terminations.........    (9,922,680)  (26,960,197)  (25,650,785)  (21,979,765)  (20,863,345)  (20,062,099)
                         -------------- ------------- ------------- ------------- ------------- -------------
 Net increase (decrease)
   in net assets
   resulting from policy
   transactions.........  (457,944,298)  (16,960,901)   (8,703,950)  (13,405,879)  (17,806,017)   (2,174,498)
                         -------------- ------------- ------------- ------------- ------------- -------------
 Net increase (decrease)
   in net assets........  (435,896,815)    34,339,535     1,740,767     2,812,717    11,682,296     4,573,694
NET ASSETS:
 Beginning of period....    435,896,815   401,557,280   399,816,513   331,432,719   319,750,423   315,176,729
                         -------------- ------------- ------------- ------------- ------------- -------------
 End of period.......... $           -- $ 435,896,815 $ 401,557,280 $ 334,245,436 $ 331,432,719 $ 319,750,423
                         ============== ============= ============= ============= ============= =============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              MSF BLACKROCK                              MSF METLIFE                                MSF FI
            AGGRESSIVE GROWTH                            STOCK INDEX                         INTERNATIONAL STOCK
           INVESTMENT DIVISION                       INVESTMENT DIVISION                     INVESTMENT DIVISION
----------------------------------------- ----------------------------------------- --------------------------------------
    2007          2006          2005          2007          2006          2005          2007         2006         2005
    ----          ----          ----          ----          ----          ----          ----         ----         ----

$ (2,172,462) $ (1,968,385) $ (1,824,382) $   1,607,854 $   7,509,405 $   4,330,436 $    147,518 $    350,554 $  (109,934)

    1,382,763   (1,521,325)   (2,231,885)    22,330,416    27,994,237     3,573,660    5,161,819      832,502      237,027


   44,452,957    16,167,405    23,892,825     7,171,409    53,741,400    14,173,789    1,044,733    7,805,567    8,151,109
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------




   43,663,258    12,677,695    19,836,558    31,109,679    89,245,042    22,077,885    6,354,070    8,988,623    8,278,202
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------


   24,166,939    26,442,113    29,002,147   108,420,954    97,155,710   113,017,163    7,358,066    7,377,673    7,207,636


  (6,084,428)   (4,120,591)   (6,037,385)   (8,388,405)  (16,861,291)   (5,222,960)      338,266    2,367,896    (102,719)
 (14,515,068)  (14,565,748)  (14,759,838)  (45,320,834)  (44,010,383)  (42,744,650)  (4,047,380)  (3,898,913)  (3,489,856)


 (15,886,481)  (13,935,844)  (13,570,874)  (45,317,699)  (23,533,626)  (29,733,875)  (4,807,457)  (4,181,849)  (3,112,473)
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------



 (12,319,038)   (6,180,070)   (5,365,950)     9,394,016    12,750,410    35,315,678  (1,158,505)    1,664,807      502,588
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------

   31,344,220     6,497,625    14,470,608    40,503,695   101,995,452    57,393,563    5,195,565   10,653,430    8,780,790
  228,717,595   222,219,970   207,749,362   707,564,793   605,569,341   548,175,778   67,509,144   56,855,714   48,074,924
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------
$ 260,061,815 $ 228,717,595 $ 222,219,970 $ 748,068,488 $ 707,564,793 $ 605,569,341 $ 72,704,709 $ 67,509,144 $ 56,855,714
============= ============= ============= ============= ============= ============= ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                MSF FI                             MSF T. ROWE PRICE
                                         MID CAP OPPORTUNITIES                      SMALL CAP GROWTH
                                          INVESTMENT DIVISION                     INVESTMENT DIVISION
                               ----------------------------------------- --------------------------------------
                                   2007          2006          2005          2007         2006         2005
                                   ----          ----          ----          ----         ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)..................... $ (2,156,929) $ (2,228,656) $ (2,011,441) $  (695,384) $  (661,143) $  (595,465)
 Net realized gains
   (losses)...................   (3,610,711)   (4,482,428)   (1,015,121)    1,678,195      842,686       37,997
 Change in unrealized gains
   (losses) on
   investments................    25,889,645    33,489,573    17,191,699    6,321,798    2,138,730    7,936,747
                               ------------- ------------- ------------- ------------ ------------ ------------
   Net increase (decrease) in
     net assets resulting
     from operations..........    20,122,005    26,778,489    14,165,137    7,304,609    2,320,273    7,379,279
                               ------------- ------------- ------------- ------------ ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners.........    35,873,638    38,876,326    43,356,457    9,360,936   10,038,924   11,374,021
 Net transfers (including
   fixed account).............   (7,434,397)   (8,221,054)   (7,897,866)  (3,254,756)  (2,086,001)  (1,830,915)
 Policy charges...............  (17,322,434)  (17,360,725)  (17,604,754)  (4,451,023)  (4,682,277)  (4,751,769)
 Transfers for policy benefits
   and terminations...........  (19,624,632)  (16,355,336)  (13,599,210)  (5,026,325)  (4,410,219)  (3,572,604)
                               ------------- ------------- ------------- ------------ ------------ ------------
 Net increase (decrease) in
   net assets resulting from
   policy transactions........   (8,507,825)   (3,060,789)     4,254,627  (3,371,168)  (1,139,573)    1,218,733
                               ------------- ------------- ------------- ------------ ------------ ------------
 Net increase (decrease) in
   net assets.................    11,614,180    23,717,700    18,419,764    3,933,441    1,180,700    8,598,012
NET ASSETS:
 Beginning of period..........   271,463,672   247,745,972   229,326,208   81,812,746   80,632,046   72,034,034
                               ------------- ------------- ------------- ------------ ------------ ------------
 End of period................ $ 283,077,852 $ 271,463,672 $ 247,745,972 $ 85,746,187 $ 81,812,746 $ 80,632,046
                               ============= ============= ============= ============ ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MSF OPPENHEIMER                       MSF HARRIS OAKMARK                    MSF NEUBERGER BERMAN
            GLOBAL EQUITY                         LARGE CAP VALUE                         MID CAP VALUE
         INVESTMENT DIVISION                    INVESTMENT DIVISION                    INVESTMENT DIVISION
-------------------------------------- -------------------------------------- --------------------------------------
    2007         2006         2005         2007         2006         2005         2007         2006         2005
    ----         ----         ----         ----         ----         ----         ----         ----         ----

$    151,331 $    753,065 $   (89,544) $   (28,106) $   (31,123) $   (61,565) $  (261,148) $  (262,264) $  (310,757)

   1,460,274    1,433,066      270,279    2,998,773      835,096      398,007    3,913,488    7,045,174    5,078,424


   1,125,527    4,443,736    5,277,659  (5,878,800)    8,574,081  (1,475,339)  (1,796,392)      382,304    1,374,494
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


   2,737,132    6,629,867    5,458,394  (2,908,133)    9,378,054  (1,138,897)    1,855,948    7,165,214    6,142,161
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

   5,517,581    5,350,913    5,253,047   10,581,263   11,305,507   12,688,012   13,273,938   13,072,820   11,535,409

     265,706      346,998      942,030  (1,429,602)  (3,330,328)  (1,524,510)    (503,917)    3,378,877    5,790,659
 (2,601,520)  (2,495,915)  (2,293,721)  (4,317,588)  (4,238,848)  (4,202,871)  (5,570,345)  (5,310,344)  (4,534,051)

 (2,790,725)  (2,492,124)  (1,937,431)  (4,292,114)  (3,266,980)  (2,509,452)  (4,785,600)  (3,723,613)  (2,997,044)
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


     391,042      709,872    1,963,925      541,959      469,351    4,451,179    2,414,076    7,417,740    9,794,973
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

   3,128,174    7,339,739    7,422,319  (2,366,174)    9,847,405    3,312,282    4,270,024   14,582,954   15,937,134
  48,944,535   41,604,796   34,182,477   64,292,839   54,445,434   51,133,152   77,735,349   63,152,395   47,215,261
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
$ 52,072,709 $ 48,944,535 $ 41,604,796 $ 61,926,665 $ 64,292,839 $ 54,445,434 $ 82,005,373 $ 77,735,349 $ 63,152,395
============ ============ ============ ============ ============ ============ ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                          MSF T. ROWE PRICE                     MSF LEHMAN BROTHERS
                                           LARGE CAP GROWTH                     AGGREGATE BOND INDEX
                                         INVESTMENT DIVISION                    INVESTMENT DIVISION
                                -------------------------------------- --------------------------------------
                                    2007         2006         2005         2007         2006         2005
                                    ----         ----         ----         ----         ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)...................... $  (199,231) $  (223,162) $  (106,612) $  3,682,982 $  3,031,227 $  2,261,399
 Net realized gains (losses)...    2,082,657      507,318      187,894      192,840     (57,852)      113,726
 Change in unrealized gains
   (losses) on investments.....    2,367,516    5,044,250    2,209,286    2,133,669     (71,436)  (1,403,001)
                                ------------ ------------ ------------ ------------ ------------ ------------
   Net increase (decrease) in
     net assets resulting from
     operations................    4,250,942    5,328,406    2,290,568    6,009,491    2,901,939      972,124
                                ------------ ------------ ------------ ------------ ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners..........    7,257,794    7,320,586    7,692,933   17,877,600   17,471,563   16,818,608
 Net transfers (including fixed
   account)....................  (2,228,506)      264,173    (171,639)    3,276,682      387,397    4,909,390
 Policy charges................  (3,216,395)  (3,041,779)  (2,932,312)  (7,537,250)  (6,943,571)  (6,449,298)
 Transfers for policy benefits
   and terminations............  (2,568,167)  (2,505,832)  (1,892,610)  (5,115,587)  (3,947,414)  (3,413,219)
                                ------------ ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets resulting from policy
   transactions................    (755,274)    2,037,148    2,696,372    8,501,445    6,967,975   11,865,481
                                ------------ ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets......................    3,495,668    7,365,554    4,986,940   14,510,936    9,869,914   12,837,605
NET ASSETS:
 Beginning of period...........   49,315,573   41,950,019   36,963,079   90,417,327   80,547,413   67,709,808
                                ------------ ------------ ------------ ------------ ------------ ------------
 End of period................. $ 52,811,241 $ 49,315,573 $ 41,950,019 $104,928,263 $ 90,417,327 $ 80,547,413
                                ============ ============ ============ ============ ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          MSF MORGAN STANLEY                            MSF                                   MSF
              EAFE INDEX                         RUSSELL 2000 INDEX                     JENNISON GROWTH
         INVESTMENT DIVISION                    INVESTMENT DIVISION                   INVESTMENT DIVISION
-------------------------------------- -------------------------------------- -----------------------------------
    2007         2006         2005         2007         2006         2005        2007        2006      2005 (B)
    ----         ----         ----         ----         ----         ----        ----        ----      --------

$    725,557 $    423,680 $    285,699 $     50,303 $    (4,913) $   (26,606) $  (64,681) $ (113,119) $  (67,101)
   2,259,334      984,685      590,734    5,503,433    2,636,194    2,249,464     743,825     127,931      36,398

   2,980,876    9,577,488    3,753,078  (6,890,836)    5,025,107    (613,275)     832,560     269,709   2,206,440
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------


   5,965,767   10,985,853    4,629,511  (1,337,100)    7,656,388    1,609,583   1,511,704     284,521   2,175,737
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------

  11,289,849    9,956,199    8,982,849    8,728,900    9,061,617    8,761,720   2,217,875   2,455,072   1,741,473

   4,399,093    1,802,577    1,409,687      182,391    1,828,304      216,481   (414,141)    (87,387)  10,052,349
 (4,672,031)  (3,911,321)  (3,289,298)  (3,451,476)  (3,270,510)  (3,007,292)   (905,170)   (914,319)   (846,907)

 (3,748,512)  (2,889,103)  (1,826,769)  (3,167,104)  (2,623,656)  (2,029,407)   (767,811)   (722,873)    (38,407)
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------


   7,268,399    4,958,352    5,276,469    2,292,711    4,995,755    3,941,502     130,753     730,493  10,908,508
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------

  13,234,166   15,944,205    9,905,980      955,611   12,652,143    5,551,085   1,642,457   1,015,014  13,084,245
  58,401,764   42,457,559   32,551,579   55,288,989   42,636,846   37,085,761  14,099,259  13,084,245          --
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------
$ 71,635,930 $ 58,401,764 $ 42,457,559 $ 56,244,600 $ 55,288,989 $ 42,636,846 $15,741,716 $14,099,259 $13,084,245
============ ============ ============ ============ ============ ============ =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             MSF BLACKROCK                           MSF METLIFE
                                            STRATEGIC VALUE                      MID CAP STOCK INDEX
                                          INVESTMENT DIVISION                    INVESTMENT DIVISION
                                --------------------------------------- --------------------------------------
                                    2007          2006         2005         2007         2006         2005
                                    ----          ----         ----         ----         ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)...................... $   (601,992) $  (529,917) $  (714,689) $   (53,618) $    186,015 $   (62,688)
 Net realized gains (losses)...    12,982,944   18,850,246    6,137,592    3,703,948    4,163,714    2,719,370
 Change in unrealized gains
   (losses) on investments.....  (16,875,056)  (4,073,024)  (2,502,234)      158,945      201,865    1,900,535
                                ------------- ------------ ------------ ------------ ------------ ------------
   Net increase (decrease) in
     net assets resulting from
     operations................   (4,494,104)   14,247,305    2,920,669    3,809,275    4,551,594    4,557,217
                                ------------- ------------ ------------ ------------ ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners..........    15,755,463   17,326,197   18,598,115   10,058,472    9,822,002    9,146,889
 Net transfers (including fixed
   account)....................   (2,527,871)  (3,858,623)    (376,162)    1,446,934    1,873,265    1,259,495
 Policy charges................   (6,814,895)  (6,990,567)  (6,932,168)  (4,088,802)  (3,798,648)  (3,403,753)
 Transfers for policy benefits
   and terminations............   (6,624,745)  (5,432,706)  (4,429,182)  (3,356,812)  (2,881,354)  (1,921,955)
                                ------------- ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets resulting from policy
   transactions................     (212,048)    1,044,301    6,860,603    4,059,792    5,015,265    5,080,676
                                ------------- ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets......................   (4,706,152)   15,291,606    9,781,272    7,869,067    9,566,859    9,637,893
NET ASSETS:
 Beginning of period...........   105,414,517   90,122,911   80,341,639   56,090,136   46,523,277   36,885,384
                                ------------- ------------ ------------ ------------ ------------ ------------
 End of period................. $ 100,708,365 $105,414,517 $ 90,122,911 $ 63,959,203 $ 56,090,136 $ 46,523,277
                                ============= ============ ============ ============ ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

      MSF FRANKLIN TEMPLETON                   MSF BLACKROCK                             MSF
         SMALL CAP GROWTH                     LARGE CAP VALUE                    DAVIS VENTURE VALUE
        INVESTMENT DIVISION                 INVESTMENT DIVISION                  INVESTMENT DIVISION
----------------------------------- ----------------------------------- --------------------------------------
   2007        2006        2005        2007        2006        2005         2007         2006         2005
   ----        ----        ----        ----        ----        ----         ----         ----         ----

$  (60,634) $  (50,288) $  (39,601) $    13,846 $    22,314 $     2,262 $   (49,271) $     19,378 $   (46,637)
    725,945     422,517     282,478     761,534     510,491     121,570      581,875    2,307,728      226,016

  (436,173)     106,882    (56,267)   (536,165)     656,059     110,740    1,282,046    3,652,646    3,304,528
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------


    229,138     479,111     188,610     239,215   1,188,864     234,572    1,814,650    5,979,752    3,483,907
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------

  1,295,669   1,209,783   1,166,638   2,853,366   1,723,914   1,318,222   10,865,750    9,665,122   10,136,134

   (34,464)     321,633   (104,904)   1,496,583   2,275,636     925,771    3,012,023  (4,035,297)    4,047,247
  (461,653)   (432,712)   (397,275)   (997,837)   (637,550)   (449,586)  (4,001,496)  (3,767,671)  (3,216,813)

  (356,935)   (317,572)   (272,450)   (713,538)   (290,749)   (212,728)  (3,000,396)  (1,975,307)  (1,831,698)
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------


    442,617     781,132     392,009   2,638,574   3,071,251   1,581,679    6,875,881    (113,153)    9,134,870
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------

    671,755   1,260,243     580,619   2,877,789   4,260,115   1,816,251    8,690,531    5,866,599   12,618,777
  6,368,294   5,108,051   4,527,432   9,397,259   5,137,144   3,320,893   49,859,713   43,993,114   31,374,337
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------
$ 7,040,049 $ 6,368,294 $ 5,108,051 $12,275,048 $ 9,397,259 $ 5,137,144 $ 58,550,244 $ 49,859,713 $ 43,993,114
=========== =========== =========== =========== =========== =========== ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                            MSF LOOMIS SAYLES                     MSF BLACKROCK
                                                SMALL CAP                    LEGACY LARGE CAP GROWTH
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- ------------------------------------
                                      2007        2006        2005        2007         2006        2005
                                      ----        ----        ----        ----         ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $ (113,405) $  (90,220) $  (60,646) $  (19,922) $   (26,434) $  (11,264)
 Net realized gains (losses)......   1,801,940   1,056,941     157,208      64,255      954,600      84,949
 Change in unrealized gains
   (losses) on investments........   (305,465)     425,449     365,753     437,029  (1,121,566)     498,307
                                   ----------- ----------- ----------- ----------- ------------ -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................   1,383,070   1,392,170     462,315     481,362    (193,400)     571,992
                                   ----------- ----------- ----------- ----------- ------------ -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................   2,609,684   2,123,062   1,717,028     860,589      579,414   3,105,072
 Net transfers (including fixed
   account).......................   1,184,072   2,032,759     500,932     621,856  (7,570,628)     801,381
 Policy charges...................   (976,939)   (791,339)   (595,826)   (303,215)    (483,151)   (694,288)
 Transfers for policy benefits and
   terminations...................   (762,075)   (537,409)   (376,507)   (105,375)    (171,948)   (132,635)
                                   ----------- ----------- ----------- ----------- ------------ -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................   2,054,742   2,827,073   1,245,627   1,073,855  (7,646,313)   3,079,530
                                   ----------- ----------- ----------- ----------- ------------ -----------
 Net increase (decrease) in net
   assets.........................   3,437,812   4,219,243   1,707,942   1,555,217  (7,839,713)   3,651,522
NET ASSETS:
 Beginning of period..............  12,333,660   8,114,417   6,406,475   2,269,333   10,109,046   6,457,524
                                   ----------- ----------- ----------- ----------- ------------ -----------
 End of period.................... $15,771,472 $12,333,660 $ 8,114,417 $ 3,824,550 $  2,269,333 $10,109,046
                                   =========== =========== =========== =========== ============ ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            MSF BLACKROCK                            MSF FI                          MSF HARRIS OAKMARK
             BOND INCOME                          VALUE LEADERS                         FOCUSED VALUE
         INVESTMENT DIVISION                   INVESTMENT DIVISION                   INVESTMENT DIVISION
-------------------------------------- ----------------------------------- ---------------------------------------
    2007         2006         2005        2007        2006        2005         2007          2006         2005
    ----         ----         ----        ----        ----        ----         ----          ----         ----
$  2,245,950 $  4,656,087 $  2,894,879 $     3,233 $     6,148 $     3,733 $   (184,504) $  (289,521) $  (352,004)
      86,411    (168,463)    1,142,272     675,004     177,507      80,493     8,147,137    5,738,053    1,079,635

   2,574,419  (1,188,505)  (2,577,646)   (503,196)     304,366     177,601  (12,430,441)      467,020    3,071,366
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------


   4,906,780    3,299,119    1,459,505     175,041     488,021     261,827   (4,467,808)    5,915,552    3,798,997
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------

  12,386,608   13,105,607   17,949,210   1,529,707   1,367,655     766,467    10,174,883   10,865,790   10,775,287

 (1,778,536)  (6,953,279)  (1,273,740)     104,032   1,301,345   1,396,629   (2,660,752)  (1,374,110)    2,872,307
 (6,382,704)  (6,810,300)  (7,133,185)   (556,747)   (460,789)   (245,354)   (4,002,257)  (4,090,493)  (3,827,784)

 (9,006,967)  (5,023,099)  (5,482,744)   (288,167)   (180,208)   (107,252)   (3,090,850)  (2,391,996)  (2,211,779)
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------


 (4,781,599)  (5,681,071)    4,059,541     788,825   2,028,003   1,810,490       421,024    3,009,191    7,608,031
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------

     125,181  (2,381,952)    5,519,046     963,866   2,516,024   2,072,317   (4,046,784)    8,924,743   11,407,028
  92,311,177   94,693,129   89,174,083   5,778,898   3,262,874   1,190,557    58,176,504   49,251,761   37,844,733
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------
$ 92,436,358 $ 92,311,177 $ 94,693,129 $ 6,742,764 $ 5,778,898 $ 3,262,874 $  54,129,720 $ 58,176,504 $ 49,251,761
============ ============ ============ =========== =========== =========== ============= ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                        MSF WESTERN ASSET MANAGEMENT           MSF WESTERN ASSET MANAGEMENT
                                        STRATEGIC BOND OPPORTUNITIES                 U.S. GOVERNMENT
                                            INVESTMENT DIVISION                    INVESTMENT DIVISION
                                   -------------------------------------- --------------------------------------
                                       2007         2006         2005         2007            2006         2005
                                       ----         ----         ----         ----            ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)......................... $    315,401 $    566,836 $    232,123 $    274,009    $    316,238 $     54,588
 Net realized gains (losses)......       44,985      153,548      253,976          988        (10,510)      192,618
 Change in unrealized gains
   (losses) on investments........      187,688    (101,864)    (261,648)      246,140         127,750    (152,454)
                                   ------------ ------------ ------------ ------------    ------------ ------------
   Net increase (decrease) in net
     assets resulting from
     operations...................      548,074      618,520      224,451      521,137         433,478       94,752
                                   ------------ ------------ ------------ ------------    ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners.............    3,898,365    4,045,076    3,710,450    3,196,989       3,383,683    3,487,915
 Net transfers (including fixed
   account).......................      466,692      608,234    1,981,025       65,805          68,005      764,728
 Policy charges...................  (1,437,856)  (1,458,611)  (1,301,209)  (1,262,963)     (1,263,500)  (1,227,554)
 Transfers for policy benefits
   and terminations...............    (905,402)    (719,792)    (648,558)    (773,977)       (585,585)    (583,670)
                                   ------------ ------------ ------------ ------------    ------------ ------------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................    2,021,799    2,474,907    3,741,708    1,225,854       1,602,603    2,441,419
                                   ------------ ------------ ------------ ------------    ------------ ------------
 Net increase (decrease) in net
   assets.........................    2,569,873    3,093,427    3,966,159    1,746,991       2,036,081    2,536,171
NET ASSETS:
 Beginning of period..............   15,802,133   12,708,706    8,742,547   14,050,390      12,014,309    9,478,138
                                   ------------ ------------ ------------ ------------    ------------ ------------
 End of period.................... $ 18,372,006 $ 15,802,133 $ 12,708,706 $ 15,797,381    $ 14,050,390 $ 12,014,309
                                   ============ ============ ============ ============    ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            MSF BLACKROCK                            MSF MFS                           MSF METLIFE
             MONEY MARKET                         TOTAL RETURN                   CONSERVATIVE ALLOCATION
         INVESTMENT DIVISION                   INVESTMENT DIVISION                 INVESTMENT DIVISION
-------------------------------------- ----------------------------------- -----------------------------------
    2007         2006         2005        2007        2006        2005        2007        2006      2005 (B)
    ----         ----         ----        ----        ----        ----        ----        ----      --------

$  2,722,729 $  1,597,189 $    628,330 $    53,260 $    66,316 $    25,741 $   (5,884) $     7,154 $        24
          --           --           --     167,623      64,610      18,142      24,396       2,237         370

          --           --           --   (104,370)     205,638     (3,131)      12,074      19,393         554
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------


   2,722,729    1,597,189      628,330     116,513     336,564      40,752      30,586      28,784         948
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------

   5,145,397    5,160,393    3,943,073   1,181,286   1,268,749     657,976     157,209      60,249      11,888

    (71,102)   28,142,059  (3,511,345)   1,133,382     560,665     970,499     218,409     382,425     113,429
 (3,180,663)  (1,921,201)  (1,364,379)   (457,695)   (455,108)   (250,392)    (89,575)    (39,164)     (4,001)

   (547,125)  (1,677,592)    (829,829)   (205,897)    (86,159)    (28,552)    (24,846)    (58,267)     (4,039)
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------


   1,346,507   29,703,659  (1,762,480)   1,651,076   1,288,147   1,349,531     261,197     345,243     117,277
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------

   4,069,236   31,300,848  (1,134,150)   1,767,589   1,624,711   1,390,283     291,783     374,027     118,225
  59,328,821   28,027,973   29,162,123   3,781,921   2,157,210     766,927     492,252     118,225          --
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------
$ 63,398,057 $ 59,328,821 $ 28,027,973 $ 5,549,510 $ 3,781,921 $ 2,157,210 $   784,035 $   492,252 $   118,225
============ ============ ============ =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                               MSF METLIFE                         MSF METLIFE
                                   CONSERVATIVE TO MODERATE ALLOCATION         MODERATE ALLOCATION
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- ------------------------------------
                                      2007        2006      2005 (B)       2007        2006      2005 (B)
                                      ----        ----      --------       ----        ----      --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $  (21,161) $    18,671 $       240 $   (97,780) $    30,400 $     2,200
 Net realized gains (losses)......      29,950      32,936       1,752      188,933     155,125       3,689
 Change in unrealized gains
   (losses) on investments........      79,599      73,219       9,258      262,197     474,841      25,822
                                   ----------- ----------- ----------- ------------ ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................      88,388     124,826      11,250      353,350     660,366      31,711
                                   ----------- ----------- ----------- ------------ ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................     793,665     351,209      49,524    4,870,486   2,581,867     246,532
 Net transfers (including fixed
   account).......................     772,317   1,104,702     566,129    6,540,248   5,712,018   1,278,986
 Policy charges...................   (367,535)   (201,780)    (34,259)  (1,921,467)   (821,648)    (93,673)
 Transfers for policy benefits and
   terminations...................   (193,487)    (73,416)    (14,133)    (852,946)   (175,764)    (14,121)
                                   ----------- ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................   1,004,960   1,180,715     567,261    8,636,321   7,296,473   1,417,724
                                   ----------- ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net
   assets.........................   1,093,348   1,305,541     578,511    8,989,671   7,956,839   1,449,435
NET ASSETS:
 Beginning of period..............   1,884,052     578,511          --    9,406,274   1,449,435          --
                                   ----------- ----------- ----------- ------------ ----------- -----------
 End of period.................... $ 2,977,400 $ 1,884,052 $   578,511 $ 18,395,945 $ 9,406,274 $ 1,449,435
                                   =========== =========== =========== ============ =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

             MSF METLIFE                         MSF METLIFE                     MSF FI          MSF CAPITAL GUARDIAN
  MODERATE TO AGGRESSIVE ALLOCATION         AGGRESSIVE ALLOCATION              LARGE CAP              U.S. EQUITY
         INVESTMENT DIVISION                 INVESTMENT DIVISION          INVESTMENT DIVISION     INVESTMENT DIVISION
------------------------------------- ---------------------------------- ---------------------- -----------------------
    2007         2006      2005 (B)      2007        2006      2005 (B)     2007     2006 (C)      2007      2006 (C)
    ----         ----      --------      ----        ----      --------     ----     --------      ----      --------
$  (170,147) $     12,275 $     2,925 $  (40,153) $   (3,889) $      461 $  (1,420) $     (246) $   (2,206) $       582
     122,439      211,255       4,962     101,806     (1,267)      3,136     11,455          21      50,654          40

     371,705      870,757      64,564    (95,922)     225,674     10,725    (8,523)       4,291    (50,293)      25,383
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------


     323,997    1,094,287      72,451    (34,269)     220,518     14,322      1,512       4,066     (1,845)      26,005
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------

  11,490,456    3,660,525     350,076   2,720,243     769,602     77,484     51,455      13,027      78,786      48,952

  12,371,719    8,417,200   2,046,335   3,811,580   1,804,040    381,966    217,615      64,888      60,667     245,401
 (3,994,239)  (1,282,528)   (107,687)   (899,415)   (265,591)   (23,230)   (22,401)     (4,862)     (6,117)     (2,972)

 (1,174,499)    (320,422)    (11,772)   (341,600)    (46,683)      2,131    (5,637)    (15,434)         197      67,457
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------


  18,693,437   10,474,775   2,276,952   5,290,808   2,261,368    438,351    241,032      57,619     133,533     358,838
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------

  19,017,434   11,569,062   2,349,403   5,256,539   2,481,886    452,673    242,544      61,685     131,688     384,843
  13,918,465    2,349,403          --   2,934,559     452,673         --     61,685          --     384,843          --
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------
$ 32,935,899 $ 13,918,465 $ 2,349,403 $ 8,191,098 $ 2,934,559 $  452,673 $  304,229 $    61,685 $   516,531 $   384,843
============ ============ =========== =========== =========== ========== ========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                               JANUS ASPEN                         JANUS ASPEN
                                            LARGE CAP GROWTH                        BALANCED
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $    16,929 $       660 $   (6,186) $     1,623 $        37 $        24
 Net realized gains (losses)......      60,269      80,063    (62,709)         747          33          --
 Change in unrealized gains
   (losses) on investments........     750,675     477,638     263,241       2,101         147           4
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................     827,873     558,361     194,346       4,471         217          28
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................     704,439     729,644     743,854      34,534         234         234
 Net transfers (including fixed
   account).......................      57,292   (237,146)    (38,037)      41,177          --       1,745
 Policy charges...................   (191,669)   (178,843)   (174,801)     (3,275)       (328)        (63)
 Transfers for policy benefits and
   terminations...................      20,341     (4,481)    (67,923)         817          --           7
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     590,403     309,174     463,093      73,253        (94)       1,923
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................   1,418,276     867,535     657,439      77,724         123       1,951
NET ASSETS:
 Beginning of period..............   5,801,609   4,934,074   4,276,635       2,311       2,188         237
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $ 7,219,885 $ 5,801,609 $ 4,934,074 $    80,035 $     2,311 $     2,188
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            JANUS ASPEN                          AIM V.I.                               AIM V.I.
               FORTY                       GOVERNMENT SECURITIES                   GLOBAL REAL ESTATE
        INVESTMENT DIVISION                 INVESTMENT DIVISION                    INVESTMENT DIVISION
----------------------------------- -----------------------------------    -----------------------------------
   2007        2006        2005      2007 (A)         2006        2005        2007        2006        2005
   ----        ----        ----      --------         ----        ----        ----        ----        ----
$     (384) $     (231) $        -- $       (3)    $       248 $       193 $   152,743 $    15,226 $    11,252
      6,298        (26)          --       (141)            (8)         107     570,510     416,936     213,105

     82,907       8,113          --         165           (28)       (117)   (881,479)     328,141       7,005
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------


     88,821       7,856          --          21            212         183   (158,226)     760,303     231,362
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------

    216,674          --          --          --             --       4,439     118,444      86,308     128,022

    107,905     107,014          --          --             --       6,772     155,185     198,270     149,537
    (5,310)     (3,469)          --        (68)          (818)     (1,010)    (75,484)    (59,455)    (45,421)

      (525)        (39)          --     (7,610)              8     (6,439)   (231,266)      29,368    (23,737)
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------


    318,744     103,506          --     (7,678)          (810)       3,762    (33,121)     254,491     208,401
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------

    407,565     111,362          --     (7,657)          (598)       3,945   (191,347)   1,014,794     439,763
    111,362          --          --       7,657          8,255       4,310   2,762,613   1,747,819   1,308,056
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------
$   518,927 $   111,362 $        -- $        --    $     7,657 $     8,255 $ 2,571,266 $ 2,762,613 $ 1,747,819
=========== =========== =========== ===========    =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                           FRANKLIN TEMPLETON                       FRANKLIN MUTUAL
                                           FOREIGN SECURITIES                    DISCOVERY SECURITIES
                                           INVESTMENT DIVISION                    INVESTMENT DIVISION
                                   -----------------------------------    -----------------------------------
                                      2007           2006        2005        2007           2006        2005
                                      ----           ----        ----        ----           ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $   135,851    $    59,846 $    45,261 $    15,708    $     3,193 $       546
 Net realized gains (losses)......     731,694        553,100     259,867      89,496         26,820         132
 Change in unrealized gains
   (losses) on investments........     305,602        743,656     264,624       8,690         90,251       8,764
                                   -----------    ----------- ----------- -----------    ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................   1,173,147      1,356,602     569,752     113,894        120,264       9,442
                                   -----------    ----------- ----------- -----------    ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................   1,046,007        763,068     695,341     388,710         81,841       3,124
 Net transfers (including fixed
   account).......................    (11,614)      (517,563)     355,482     341,064        596,967     110,323
 Policy charges...................   (294,839)      (285,443)   (268,301)    (29,330)       (17,388)     (1,434)
 Transfers for policy benefits and
   terminations...................   (115,394)      (188,427)   (213,877)     (7,385)        (4,239)         209
                                   -----------    ----------- ----------- -----------    ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     624,160      (228,365)     568,645     693,059        657,181     112,222
                                   -----------    ----------- ----------- -----------    ----------- -----------
 Net increase (decrease) in net
   assets.........................   1,797,307      1,128,237   1,138,397     806,953        777,445     121,664
NET ASSETS:
 Beginning of period..............   7,566,317      6,438,080   5,299,683     899,109        121,664          --
                                   -----------    ----------- ----------- -----------    ----------- -----------
 End of period.................... $ 9,363,624    $ 7,566,317 $ 6,438,080 $ 1,706,062    $   899,109 $   121,664
                                   ===========    =========== =========== ===========    =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

         ALLIANCEBERNSTEIN                     FIDELITY VIP                        FIDELITY VIP
         GLOBAL TECHNOLOGY                      CONTRAFUND                     ASSET MANAGER: GROWTH
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005        2007        2006        2005
   ----        ----        ----        ----        ----        ----        ----        ----        ----
$     (334) $     (169) $     (135) $    11,445 $    10,749 $   (1,913) $    41,848 $    12,363 $    14,795
     13,926       2,596         255     861,847     231,297     170,166      14,373       3,099      38,662

    (1,759)       2,024       1,638   (453,602)   (100,652)    (22,158)     140,304      39,972    (29,733)
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


     11,833       4,451       1,758     419,690     141,394     146,095     196,525      55,434      23,724
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

      8,465      17,259       6,941     608,723     311,963     159,311     166,685     206,112     202,315

    (9,577)       (346)      13,706     115,952     978,906     112,842      19,124      26,719   (157,813)
    (2,740)     (1,156)       (657)   (106,944)    (71,195)    (35,260)    (37,503)    (32,847)    (32,503)

   (17,975)         575        (76)   (226,422)   (190,863)   (280,766)    (43,517)     (5,743)    (31,699)
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


   (21,827)      16,332      19,914     391,309   1,028,811    (43,873)     104,789     194,241    (19,700)
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

    (9,994)      20,783      21,672     810,999   1,170,205     102,222     301,314     249,675       4,024
     63,091      42,308      20,636   2,091,319     921,114     818,892     958,076     708,401     704,377
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$    53,097 $    63,091 $    42,308 $ 2,902,318 $ 2,091,319 $   921,114 $ 1,259,390 $   958,076 $   708,401
=========== =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                              FIDELITY VIP                        FIDELITY VIP
                                          INVESTMENT GRADE BOND                   EQUITY-INCOME
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $       873 $     1,359 $       468 $    19,214 $     7,573 $      (72)
 Net realized gains (losses)......       1,728       (836)         276     120,582      38,676     (5,509)
 Change in unrealized gains
   (losses) on investments........       6,849         767       (370)   (137,717)       1,802         605
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................       9,450       1,290         374       2,079      48,051     (4,976)
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................      13,197       6,033       8,457     252,674     100,155       5,510
 Net transfers (including fixed
   account).......................     806,070     (2,639)      12,839     593,876     268,439     158,037
 Policy charges...................     (4,182)     (1,496)     (1,325)    (17,750)     (8,287)     (3,758)
 Transfers for policy benefits and
   terminations...................     (9,141)         306          18    (47,391)       (590)   (139,515)
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     805,944       2,204      19,989     781,409     359,717      20,274
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................     815,394       3,494      20,363     783,488     407,768      15,298
NET ASSETS:
 Beginning of period..............      36,978      33,484      13,121     433,176      25,408      10,110
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $   852,372 $    36,978 $    33,484 $ 1,216,664 $   433,176 $    25,408
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            AMERICAN FUNDS                         AMERICAN FUNDS                         AMERICAN FUNDS
                GROWTH                             GROWTH-INCOME                   GLOBAL SMALL CAPITALIZATION
         INVESTMENT DIVISION                    INVESTMENT DIVISION                    INVESTMENT DIVISION
-------------------------------------- -------------------------------------- --------------------------------------
    2007         2006         2005         2007         2006         2005         2007         2006         2005
    ----         ----         ----         ----         ----         ----         ----         ----         ----
$   (52,702) $    (1,070) $   (51,712) $    523,110 $    451,348 $    245,238 $  1,230,864 $  (144,223) $     15,976
   8,414,259      921,608      115,149    3,124,811    1,479,184      279,927    5,991,855    3,009,637      669,665

   3,035,574    6,751,062    8,793,861  (1,027,655)    5,509,333    1,688,136    1,948,016    4,197,799    3,507,811
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


  11,397,131    7,671,600    8,857,298    2,620,266    7,439,865    2,212,301    9,170,735    7,063,213    4,193,452
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

  21,780,214   20,408,448   17,644,031   14,383,389   13,556,781   12,314,898   10,006,735    7,823,334    5,167,339

   5,478,471    7,977,297    8,768,204    4,796,374    3,888,560    3,766,503   11,624,893    8,047,794    6,080,729
 (8,331,204)  (7,453,637)  (5,986,064)  (5,606,686)  (5,046,973)  (4,287,121)  (3,980,217)  (2,891,945)  (1,731,213)

 (6,086,335)  (3,900,210)  (2,523,999)  (4,721,206)  (2,734,867)  (1,913,559)  (2,849,609)  (1,630,844)  (1,006,984)
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


  12,841,146   17,031,898   17,902,172    8,851,871    9,663,501    9,880,721   14,801,802   11,348,339    8,509,871
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

  24,238,277   24,703,498   26,759,470   11,472,137   17,103,366   12,093,022   23,972,537   18,411,552   12,703,323
  97,034,740   72,331,242   45,571,772   63,898,091   46,794,725   34,701,703   43,642,742   25,231,190   12,527,867
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
$121,273,017 $ 97,034,740 $ 72,331,242 $ 75,370,228 $ 63,898,091 $ 46,794,725 $ 67,615,279 $ 43,642,742 $ 25,231,190
============ ============ ============ ============ ============ ============ ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                        AMERICAN FUNDS               MIST T. ROWE PRICE
                                                             BOND                      MID-CAP GROWTH
                                                      INVESTMENT DIVISION           INVESTMENT DIVISION
                                                    ----------------------- ------------------------------------
                                                       2007      2006 (C)       2007        2006        2005
                                                       ----      --------       ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)...................... $   170,600 $       984 $   (87,125) $  (91,448) $  (62,726)
 Net realized gains (losses).......................      13,076       (909)    1,374,456     897,889     308,494
 Change in unrealized gains (losses) on
   investments.....................................   (143,419)      13,837      843,627   (173,792)     895,073
                                                    ----------- ----------- ------------ ----------- -----------
   Net increase (decrease) in net assets resulting
     from operations...............................      40,257      13,912    2,130,958     632,649   1,140,841
                                                    ----------- ----------- ------------ ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from policy
   owners..........................................     628,735      89,127    2,924,293   2,471,595   2,046,729
 Net transfers (including fixed account)...........   2,131,106     574,222    2,016,463   1,091,785   1,212,270
 Policy charges....................................   (207,007)    (24,950)  (1,027,788)   (896,982)   (711,938)
 Transfers for policy benefits and terminations....    (54,852)     (8,135)  (1,061,019)   (715,557)   (345,287)
                                                    ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net assets resulting
   from policy transactions........................   2,497,982     630,264    2,851,949   1,950,841   2,201,774
                                                    ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net assets.............   2,538,239     644,176    4,982,907   2,583,490   3,342,615
NET ASSETS:
 Beginning of period...............................     644,176          --   12,401,292   9,817,802   6,475,187
                                                    ----------- ----------- ------------ ----------- -----------
 End of period..................................... $ 3,182,415 $   644,176 $ 17,384,199 $12,401,292 $ 9,817,802
                                                    =========== =========== ============ =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              MIST MFS                             MIST PIMCO                            MIST RCM
       RESEARCH INTERNATIONAL                     TOTAL RETURN                          TECHNOLOGY
        INVESTMENT DIVISION                   INVESTMENT DIVISION                   INVESTMENT DIVISION
------------------------------------ -------------------------------------- -----------------------------------
    2007        2006        2005         2007         2006         2005        2007        2006        2005
    ----        ----        ----         ----         ----         ----        ----        ----        ----
$     72,282 $    50,995 $   (5,481) $    788,424 $    501,885 $  (167,275) $  (78,918) $  (61,070) $  (50,588)
   2,172,015     504,799     264,569       88,836       85,343      207,076     618,410     222,324     240,857

   (879,168)     963,904     280,569    1,198,111      469,783      311,680   1,944,863     156,356     445,709
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------

   1,365,129   1,519,698     539,657    2,075,371    1,057,011      351,481   2,484,355     317,610     635,978
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------

   2,129,890   1,296,474     893,225    6,177,463    6,639,135    6,481,179   1,463,874   1,514,309   1,643,816
   2,358,045   3,802,566     262,049     (29,170)    (231,899)    1,715,784   2,934,006   (174,207)   (451,962)
   (783,344)   (479,047)   (285,176)  (2,306,501)  (2,326,888)  (2,233,771)   (611,502)   (544,205)   (524,891)
 (1,243,321)   (394,238)   (132,515)  (1,722,935)  (1,385,066)  (1,070,572)   (563,025)   (414,629)   (327,410)
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------

   2,461,270   4,225,755     737,583    2,118,857    2,695,282    4,892,620   3,223,353     381,268     339,553
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
   3,826,399   5,745,453   1,277,240    4,194,228    3,752,293    5,244,101   5,707,708     698,878     975,531
   9,803,525   4,058,072   2,780,832   28,016,253   24,263,960   19,019,859   7,523,569   6,824,691   5,849,160
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
$ 13,629,924 $ 9,803,525 $ 4,058,072 $ 32,210,481 $ 28,016,253 $ 24,263,960 $13,231,277 $ 7,523,569 $ 6,824,691
============ =========== =========== ============ ============ ============ =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                              MIST LORD ABBETT                           MIST
                                               BOND DEBENTURE                       LAZARD MID-CAP
                                            INVESTMENT DIVISION                   INVESTMENT DIVISION
                                   -------------------------------------- -----------------------------------
                                       2007         2006         2005        2007        2006        2005
                                       ----         ----         ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $    950,684 $  1,051,283 $    622,354 $  (12,219) $  (11,480) $  (11,927)
 Net realized gains (losses)......      205,286       93,973      255,890     482,777     413,010     416,755
 Change in unrealized gains
   (losses) on investments........       39,883      324,579    (722,955)   (720,263)      56,316   (198,731)
                                   ------------ ------------ ------------ ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................    1,195,853    1,469,835      155,289   (249,705)     457,846     206,097
                                   ------------ ------------ ------------ ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners.............    3,554,382    3,396,611    3,151,962   1,149,737     908,370     900,458
 Net transfers (including fixed
   account).......................      500,659      251,738      360,705     838,156     136,080     189,141
 Policy charges...................  (1,363,634)  (1,319,485)  (1,241,179)   (393,479)   (318,175)   (290,148)
 Transfers for policy benefits and
   terminations...................    (993,295)    (961,494)  (1,037,292)   (280,900)   (197,498)    (95,681)
                                   ------------ ------------ ------------ ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................    1,698,112    1,367,370    1,234,196   1,313,514     528,777     703,770
                                   ------------ ------------ ------------ ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................    2,893,965    2,837,205    1,389,485   1,063,809     986,623     909,867
NET ASSETS:
 Beginning of period..............   19,368,414   16,531,209   15,141,724   4,020,887   3,034,264   2,124,397
                                   ------------ ------------ ------------ ----------- ----------- -----------
 End of period.................... $ 22,262,379 $ 19,368,414 $ 16,531,209 $ 5,084,696 $ 4,020,887 $ 3,034,264
                                   ============ ============ ============ =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MIST MET/AIM                      MIST HARRIS OAKMARK                    MIST LEGG MASON
         SMALL CAP GROWTH                       INTERNATIONAL                 PARTNERS AGGRESSIVE GROWTH
        INVESTMENT DIVISION                  INVESTMENT DIVISION                  INVESTMENT DIVISION
----------------------------------- ------------------------------------- -----------------------------------
   2007        2006        2005         2007         2006        2005        2007        2006        2005
   ----        ----        ----         ----         ----        ----        ----        ----        ----
$  (24,194) $  (16,523) $  (11,067) $      5,167 $    223,306 $  (44,570) $  (50,642) $  (65,378) $  (52,753)
    118,154     285,390      68,224    2,725,469      999,953     247,669     926,513     615,655      97,170

    135,230    (33,826)      47,188  (3,512,929)    2,507,928     724,928   (747,047)   (742,982)     756,884
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------


    229,190     235,041     104,345    (782,293)    3,731,187     928,027     128,824   (192,705)     801,301
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------

    601,183     582,851     446,774    5,746,134    3,829,877   2,085,109   1,456,917   1,626,695   1,636,045

    354,513     239,798      77,613    3,549,633    5,611,008   3,959,003   (281,052)    (19,816)      62,227
  (197,171)   (173,327)   (132,549)  (1,935,617)  (1,281,424)   (668,044)   (539,471)   (581,499)   (541,547)

  (131,197)    (94,796)    (52,304)  (1,288,608)    (452,967)   (293,448)   (705,050)   (411,238)   (292,483)
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------


    627,328     554,526     339,534    6,071,542    7,706,494   5,082,620    (68,656)     614,142     864,242
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------

    856,518     789,567     443,879    5,289,249   11,437,681   6,010,647      60,168     421,437   1,665,543
  2,376,804   1,587,237   1,143,358   21,411,537    9,973,856   3,963,209   7,744,433   7,322,996   5,657,453
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------
$ 3,233,322 $ 2,376,804 $ 1,587,237 $ 26,700,786 $ 21,411,537 $ 9,973,856 $ 7,804,601 $ 7,744,433 $ 7,322,996
=========== =========== =========== ============ ============ =========== =========== =========== ===========


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             MIST LORD ABBETT                   MIST NEUBERGER BERMAN
                                             GROWTH AND INCOME                       REAL ESTATE
                                            INVESTMENT DIVISION                  INVESTMENT DIVISION
                                    ----------------------------------- -------------------------------------
                                       2007        2006        2005         2007         2006        2005
                                       ----        ----        ----         ----         ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)...... $    31,039 $  (21,761) $  (16,388) $     44,687 $     19,481 $  (40,104)
 Net realized gains (losses).......     296,381     962,704      65,775    2,530,886      819,954      86,504
 Change in unrealized gains
   (losses) on investments.........   (147,617)   (295,172)     110,292  (6,132,457)    3,020,558     660,111
                                    ----------- ----------- ----------- ------------ ------------ -----------
   Net increase (decrease ) in net
     assets resulting from
     operations....................     179,803     645,771     159,679  (3,556,884)    3,859,993     706,511
                                    ----------- ----------- ----------- ------------ ------------ -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners...................     510,985     975,882     908,127    5,237,292    3,735,060   2,008,005
 Net transfers (including fixed
   account)........................   (145,041)     189,576    (24,320)      710,529    5,998,130   3,582,147
 Policy charges....................   (120,041)   (112,856)   (102,306)  (1,829,684)  (1,362,713)   (695,428)
 Transfers for policy benefits and
   terminations....................       2,312       2,408    (35,225)  (1,115,544)    (638,267)   (170,997)
                                    ----------- ----------- ----------- ------------ ------------ -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions....................     248,215   1,055,010     746,276    3,002,593    7,732,210   4,723,727
                                    ----------- ----------- ----------- ------------ ------------ -----------
 Net increase (decrease) in net
   assets..........................     428,018   1,700,781     905,955    (554,291)   11,592,203   5,430,238
NET ASSETS:
 Beginning of period...............   5,861,368   4,160,587   3,254,632   18,987,194    7,394,991   1,964,753
                                    ----------- ----------- ----------- ------------ ------------ -----------
 End of period..................... $ 6,289,386 $ 5,861,368 $ 4,160,587 $ 18,432,903 $ 18,987,194 $ 7,394,991
                                    =========== =========== =========== ============ ============ ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          MIST VAN KAMPEN                    MIST LORD ABBETT                    MIST THIRD AVENUE
          MID CAP GROWTH                       MID-CAP VALUE                      SMALL CAP VALUE
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005        2007        2006        2005
   ----        ----        ----        ----        ----        ----        ----        ----        ----
$      (24) $        -- $        -- $       312 $        19 $        52 $     1,338 $     (349) $      (51)
         --          --          --      10,041       3,413       1,180      22,579       3,522         188

      (570)          --          --    (10,458)         880          85    (41,016)      21,745       1,856
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      (594)          --          --       (105)       4,312       1,317    (17,099)      24,918       1,993
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

         --          --          --      13,650       3,267       1,127     129,727      55,993       7,110

     32,025          --          --      12,564       5,000      30,132      12,080     172,022      16,509
       (33)          --          --     (2,281)     (1,756)       (567)     (9,900)     (4,612)     (1,175)

       (27)          --          --          92       (547)          49     (9,328)     (1,597)          16
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


     31,965          --          --      24,025       5,964      30,741     122,579     221,806      22,460
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

     31,371          --          --      23,920      10,276      32,058     105,480     246,724      24,453
         --          --          --      42,580      32,304         246     275,584      28,860       4,407
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$    31,371 $        -- $        -- $    66,500 $    42,580 $    32,304 $   381,064 $   275,584 $    28,860
=========== =========== =========== =========== =========== =========== =========== =========== ===========


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                 MIST OPPENHEIMER            MIST LEGG MASON
                                                               CAPITAL APPRECIATION           VALUE EQUITY
                                                               INVESTMENT DIVISION         INVESTMENT DIVISION
                                                         -------------------------------- ---------------------
                                                            2007       2006     2005 (B)     2007     2006 (C)
                                                            ----       ----     --------     ----     --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)........................... $  (4,302) $  (1,383) $    (199) $ (54,295) $ (20,388)
 Net realized gains (losses)............................     36,790      7,447      1,542     37,741     98,987
 Change in unrealized gains (losses) on investments.....     18,908     12,744      2,715  (371,535)    306,184
                                                         ---------- ---------- ---------- ---------- ----------
   Net increase (decrease) in net assets resulting from
     operations.........................................     51,396     18,808      4,058  (388,089)    384,783
POLICY TRANSACTIONS:
 Premium payments received from policy owners...........    205,021    117,398     12,067  1,048,842    765,241
 Net transfers (including fixed account)................    461,399    123,969    108,334   (45,958)  4,793,005
 Policy charges.........................................   (68,093)   (39,578)    (6,115)  (411,469)  (378,446)
 Transfers for policy benefits and terminations.........   (23,596)    (7,607)    (2,034)  (305,084)   (26,923)
                                                         ---------- ---------- ---------- ---------- ----------
 Net increase (decrease) in net assets resulting from
   policy transactions..................................    574,731    194,182    112,252    286,331  5,152,877
                                                         ---------- ---------- ---------- ---------- ----------
 Net increase (decrease) in net assets..................    626,127    212,990    116,310  (101,758)  5,537,660
NET ASSETS:
 Beginning of period....................................    329,300    116,310         --  5,537,660         --
                                                         ---------- ---------- ---------- ---------- ----------
 End of period.......................................... $  955,427 $  329,300 $  116,310 $5,435,902 $5,537,660
                                                         ========== ========== ========== ========== ==========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

    MIST CYCLICAL         MIST CYCLICAL          MIST PIMCO            MIST BLACKROCK        MIST JANUS
     GROWTH ETF       GROWTH AND INCOME ETF INFLATION PROTECTED BOND   LARGE-CAP CORE           FORTY
 INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION
--------------------- --------------------- ------------------------ ------------------- -------------------
   2007     2006 (C)     2007     2006 (C)     2007       2006 (C)        2007 (D)            2007 (D)
   ----     --------     ----     --------      ----      --------        --------            --------
$  (3,337) $    1,562 $  (2,340) $    1,299 $    1,791   $    (463)     $ (2,431,291)        $  (4,282)
    10,329      1,770      9,163      1,197      4,018        1,472           181,462            23,570
   (2,639)      4,607    (2,024)      2,231     50,303      (1,429)         4,642,363           188,079
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------

     4,353      7,939      4,799      4,727     56,112        (420)         2,392,534           207,367
    89,074      9,903    139,370      6,299    100,106       30,639        31,838,356           150,350
   415,367    162,517    115,257    108,357    716,990      134,189       442,192,771         3,200,586
  (30,535)    (3,804)   (28,375)    (2,470)   (37,516)      (6,678)      (19,369,800)          (32,750)
  (15,115)      (240)    (2,126)      (365)   (53,881)     (28,002)      (20,078,179)          (37,605)
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------

   458,791    168,376    224,126    111,821    725,699      130,148       434,583,148         3,280,581
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------
   463,144    176,315    228,925    116,548    781,811      129,728       436,975,682         3,487,948
   176,315         --    116,548         --    129,728           --                --                --
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------
$  639,459 $  176,315 $  345,473 $  116,548 $  911,539   $  129,728     $ 436,975,682        $3,487,948
========== ========== ========== ==========  ==========  ==========     =============        ==========


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                            AMERICAN CENTURY                      DELAWARE VIP
                                                VP VISTA                         SMALL CAP VALUE
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $      (93) $      (81) $      (47) $   (2,015) $   (1,580) $     (358)
 Net realized gains (losses)......       1,950         118           6      54,658      27,452       8,228
 Change in unrealized gains
   (losses) on investments........       4,790       1,653         961   (146,882)      21,618       2,540
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................       6,647       1,690         920    (94,239)      47,490      10,410
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................       7,595          --          --     340,918       5,729       6,852
 Net transfers (including fixed
   account).......................         953       9,705      14,262     290,002     342,518     121,033
 Policy charges...................     (1,106)       (536)       (428)    (15,765)    (10,021)     (2,409)
 Transfers for policy benefits and
   terminations...................     (9,883)       (515)       (171)    (19,176)     (1,578)       4,080
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     (2,441)       8,654      13,663     595,979     336,648     129,556
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................       4,206      10,344      14,583     501,740     384,138     139,966
NET ASSETS:
 Beginning of period..............      24,927      14,583          --     524,104     139,966          --
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $    29,133 $    24,927 $    14,583 $ 1,025,844 $   524,104 $   139,966
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              DREYFUS                                DREYFUS                      DREYFUS INTERNATIONAL
           MIDCAP STOCK                         EMERGING LEADERS                          VALUE
        INVESTMENT DIVISION                    INVESTMENT DIVISION                 INVESTMENT DIVISION
-----------------------------------    ----------------------------------- -----------------------------------
   2007           2006        2005      2007 (A)      2006        2005        2007        2006        2005
   ----           ----        ----      --------      ----        ----        ----        ----        ----
$     (276)    $     (148) $        -- $      (21) $      (70) $      (47) $     7,908 $       390 $     (850)
     21,767         16,486          --     (1,009)       1,662         813     123,168      15,591     (4,878)

   (17,400)       (13,109)          --       1,014       (791)         711   (101,858)      67,169      13,060
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      4,091          3,229          --        (16)         801       1,477      29,218      83,150       7,332
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

    214,800             --          --       2,929         511          --     185,615      66,631      19,214

         --        107,014          --    (15,389)          --      11,018   (194,916)     383,627     243,471
    (4,153)        (3,047)          --       (181)       (275)     (5,197)    (14,159)     (8,030)     (1,203)

     16,080       (16,428)          --         779          20       3,523    (21,097)       2,577    (95,877)
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


    226,727         87,539          --    (11,862)         256       9,344    (44,557)     444,805     165,605
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

    230,818         90,768          --    (11,878)       1,057      10,821    (15,339)     527,955     172,937
     90,768             --          --      11,878      10,821          --     716,432     188,477      15,540
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$   321,586    $    90,768 $        -- $        -- $    11,878 $    10,821 $   701,093 $   716,432 $   188,477
===========    =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                               GOLDMAN SACHS                       GOLDMAN SACHS
                                               MID CAP VALUE                STRUCTURED SMALL CAP EQUITY
                                            INVESTMENT DIVISION                 INVESTMENT DIVISION
                                    ----------------------------------- -----------------------------------
                                       2007        2006        2005        2007        2006        2005
                                       ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)...... $     6,291 $     1,899 $        45 $        69 $       257 $        94
 Net realized gains (losses).......     203,381      27,734         994      14,561       6,160       4,218
 Change in unrealized gains
   (losses) on investments.........   (272,066)     (2,200)         223    (37,975)       1,891     (5,644)
                                    ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease ) in net
     assets resulting from
     operations....................    (62,394)      27,433       1,262    (23,345)       8,308     (1,332)
                                    ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners...................     105,410      35,499       3,107      26,101      19,548          --
 Net transfers (including fixed
   account)........................     978,190     156,680     107,030      47,326      13,395      51,421
 Policy charges....................    (16,541)     (3,580)     (2,368)     (2,711)     (1,623)        (41)
 Transfers for policy benefits and
   terminations....................    (57,710)       1,288    (74,661)     (2,434)       (204)         118
                                    ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions....................   1,009,349     189,887      33,108      68,282      31,116      51,498
                                    ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets..........................     946,955     217,320      34,370      44,937      39,424      50,166
NET ASSETS:
 Beginning of period...............     263,966      46,646      12,276      89,590      50,166          --
                                    ----------- ----------- ----------- ----------- ----------- -----------
 End of period..................... $ 1,210,921 $   263,966 $    46,646 $   134,527 $    89,590 $    50,166
                                    =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                MFS                                 MFS                                 MFS
            HIGH INCOME                        GLOBAL EQUITY                       NEW DISCOVERY
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005        2007        2006        2005
   ----        ----        ----        ----        ----        ----        ----        ----        ----
$     3,863 $     4,046 $     3,632 $       612 $      (38) $        -- $      (13) $        -- $        --
      1,517       1,254         128       5,513         100          --         239          --          --

    (3,019)       2,298     (2,862)     (2,915)       2,944          --       (349)          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      2,361       7,598         898       3,210       3,006          --       (123)          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

      5,591      14,794       2,055      24,545      11,259          --          --          --          --

   (64,551)     (7,401)      16,844      12,209      13,359          --       3,357          --          --
      (846)     (2,093)     (1,694)     (2,386)       (793)          --        (78)          --          --

    (2,622)          86        (42)         135          25          --         113          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


   (62,428)       5,386      17,163      34,503      23,850          --       3,392          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

   (60,067)      12,984      18,061      37,713      26,856          --       3,269          --          --
     82,011      69,027      50,966      26,856          --          --          --          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$    21,944 $    82,011 $    69,027 $    64,569 $    26,856 $        -- $     3,269 $        -- $        --
=========== =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                   MFS                             VAN KAMPEN
                                                  VALUE                            GOVERNMENT
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $      (78) $        -- $        -- $       795 $       567 $      (12)
 Net realized gains (losses)......       2,376          --          --          38       (329)         (1)
 Change in unrealized gains
   (losses) on investments........     (1,846)          --          --          35         121         124
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................         452          --          --         868         359         111
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................       5,064          --          --       9,025       4,438       2,678
 Net transfers (including fixed
   account).......................      42,062          --          --          --     (3,528)      10,908
 Policy charges...................     (1,514)          --          --       (171)       (346)        (79)
 Transfers for policy benefits and
   terminations...................       (131)          --          --     (1,839)         274          18
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................      45,481          --          --       7,015         838      13,525
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................      45,933          --          --       7,883       1,197      13,636
NET ASSETS:
 Beginning of period..............          --          --          --      14,833      13,636          --
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $    45,933 $        -- $        -- $    22,716 $    14,833 $    13,636
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          WELLS FARGO VT                      WELLS FARGO VT                      WELLS FARGO VT
         TOTAL RETURN BOND                     MONEY MARKET                      ASSET ALLOCATION
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005      2007 (A)      2006        2005
   ----        ----        ----        ----        ----        ----      --------      ----        ----
$     4,036 $     1,478 $       248 $    51,705 $    15,873 $        -- $       (8) $        99 $        --
        482       (203)         238          --          --          --         729         293          --

        726         969          16          --          --          --       (432)         432          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      5,244       2,244         502      51,705      15,873          --         289         824          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

     21,305       5,794       3,570     764,383     465,461          --         806       4,896          --

     30,954      36,582      13,581     319,843     527,851          --    (12,353)       5,994          --
    (2,836)     (1,105)        (95)    (68,591)    (27,417)          --        (94)       (185)          --

    (2,379)         477       (359)       2,280         346          --       (194)          17          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


     47,044      41,748      16,697   1,017,915     966,241          --    (11,835)      10,722          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

     52,288      43,992      17,199   1,069,620     982,114          --    (11,546)      11,546          --
     61,191      17,199          --     982,114          --          --      11,546          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$   113,479 $    61,191 $    17,199 $ 2,051,734 $   982,114 $        -- $        -- $    11,546 $        --
=========== =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             WELLS FARGO VT                      WELLS FARGO VT
                                          LARGE COMPANY GROWTH                    EQUITY INCOME
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                    2007 (A)      2006        2005      2007 (A)      2006        2005
                                    --------      ----        ----      --------      ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $     (138) $     (243) $      (16) $       (3) $        96 $        82
 Net realized gains (losses)......      22,636       5,393         (5)       1,600         104          25
 Change in unrealized gains
   (losses) on investments........    (10,940)      10,126         797     (1,507)       1,202         301
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................      11,558      15,276         776          90       1,402         408
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................      12,093      73,440       4,434          --          --       4,436
 Net transfers (including fixed
   account).......................   (210,108)     106,314        (49)          --          --         110
 Policy charges...................     (1,535)     (3,644)       (995)        (78)       (865)       (998)
 Transfers for policy benefits and
   terminations...................    (12,728)         823          10     (8,825)         (6)        (15)
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................   (212,278)     176,933       3,400     (8,903)       (871)       3,533
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................   (200,720)     192,209       4,176     (8,813)         531       3,941
NET ASSETS:
 Beginning of period..............     200,720       8,511       4,335       8,813       8,282       4,341
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $        -- $   200,720 $     8,511 $        -- $     8,813 $     8,282
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                       NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Metropolitan Life Separate Account UL (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Company's Board of Directors on December 13, 1988 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York Department of Insurance.

The Separate Account is divided into Investment Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Division invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

Metropolitan Series Fund, Inc. ("MSF")
Janus Aspen Series ("Janus Aspen")
AIM Variable Insurance Funds ("AIM V.I.")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
AllianceBernstein Variable Products Series Fund, Inc. ("AllianceBernstein") Fidelity Variable Insurance Products Fund ("Fidelity VIP")
American Funds Insurance Series ("American Funds")
Met Investors Series Trust ("MIST")
American Century Variable Portfolios, Inc. ("American Century VP")
Delaware VIP Trust ("Delaware VIP")
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Goldman Sachs Variable Insurance Trust ("Goldman Sachs")
MFS Variable Insurance Trust ("MFS")
Van Kampen Life Investment Trust ("Van Kampen")
Wells Fargo Variable Trust ("Wells Fargo VT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments applied to the Separate Account are invested in one or more Investment Divisions in accordance with the selection made by the policy owner. The following Investment Divisions were available for investment as of December 31, 2007:

MSF BlackRock Diversified Investment Division
MSF BlackRock Aggressive Growth Investment Division
MSF MetLife Stock Index Investment Division
MSF FI International Stock Investment Division
MSF FI Mid Cap Opportunities Investment Division
MSF T. Rowe Price Small Cap Growth Investment Division*
MSF Oppenheimer Global Equity Investment Division
MSF Harris Oakmark Large Cap Value Investment Division
MSF Neuberger Berman Mid Cap Value Investment Division
MSF T. Rowe Price Large Cap Growth Investment Division
MSF Lehman Brothers Aggregate Bond Index Investment Division MSF Morgan Stanley EAFE Index Investment Division
MSF Russell 2000 Index Investment Division

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MSF Jennison Growth Investment Division
MSF BlackRock Strategic Value Investment Division
MSF MetLife Mid Cap Stock Index Investment Division
MSF Franklin Templeton Small Cap Growth Investment Division
MSF BlackRock Large Cap Value Investment Division
MSF Davis Venture Value Investment Division
MSF Loomis Sayles Small Cap Investment Division
MSF BlackRock Legacy Large Cap Growth Investment Division
MSF BlackRock Bond Income Investment Division
MSF FI Value Leaders Investment Division
MSF Harris Oakmark Focused Value Investment Division
MSF Western Asset Management Strategic Bond Opportunities Investment Division MSF Western Asset Management U.S. Government Investment Division
MSF BlackRock Money Market Investment Division
MSF MFS Total Return Investment Division*
MSF MetLife Conservative Allocation Investment Division
MSF MetLife Conservative to Moderate Allocation Investment Division
MSF MetLife Moderate Allocation Investment Division
MSF MetLife Moderate to Aggressive Allocation Investment Division
MSF MetLife Aggressive Allocation Investment Division
MSF FI Large Cap Investment Division
MSF Capital Guardian U.S. Equity Investment Division
Janus Aspen Large Cap Growth Investment Division
Janus Aspen Balanced Investment Division
Janus Aspen Forty Investment Division
AIM V.I. Global Real Estate Investment Division
Franklin Templeton Foreign Securities Investment Division
Franklin Mutual Discovery Securities Investment Division
AllianceBernstein Global Technology Investment Division
AllianceBernstein U.S. Government/High Grade Securities Investment Division** Fidelity VIP Contrafund Investment Division
Fidelity VIP Asset Manager: Growth Investment Division
Fidelity VIP Investment Grade Bond Investment Division
Fidelity VIP Equity-Income Investment Division
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization Investment Division
American Funds Bond Investment Division
MIST T. Rowe Price Mid-Cap Growth Investment Division*
MIST MFS Research International Investment Division
MIST PIMCO Total Return Investment Division
MIST RCM Technology Investment Division
MIST Lord Abbett Bond Debenture Investment Division
MIST Lazard Mid-Cap Investment Division*
MIST Met/AIM Small Cap Growth Investment Division
MIST Harris Oakmark International Investment Division
MIST Legg Mason Partners Aggressive Growth Investment Division*
MIST Lord Abbett Growth and Income Investment Division

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST Neuberger Berman Real Estate Investment Division*
MIST Van Kampen Mid Cap Growth Investment Division
MIST Lord Abbett Mid-Cap Value Investment Division
MIST Third Avenue Small Cap Value Investment Division
MIST Oppenheimer Capital Appreciation Investment Division MIST Legg Mason Value Equity Investment Division
MIST Cyclical Growth ETF Investment Division
MIST Cyclical Growth and Income ETF Investment Division
MIST PIMCO Inflation Protected Bond Investment Division
MIST BlackRock Large-Cap Core Investment Division
MIST Janus Forty Investment Division
American Century VP Vista Investment Division
Delaware VIP Small Cap Value Investment Division
Dreyfus MidCap Stock Investment Division
Dreyfus VIF International Value Investment Division
Goldman Sachs Mid Cap Value Investment Division
Goldman Sachs Structured Small Cap Equity Investment Division MFS High Income Investment Division
MFS Global Equity Investment Division
MFS New Discovery Investment Division
MFS Value Investment Division
Van Kampen Government Investment Division
Wells Fargo VT Total Return Bond Investment Division
Wells Fargo VT Money Market Investment Division

* This Investment Division invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.
**These investment divisions had no net assets as of December 31, 2007.

The following Investment Division ceased operations during the year ended December 31, 2007:

MSF BlackRock Large Cap Investment Division
AIM V.I. Core Equity Investment Division
AIM V.I. Government Securities Investment Division
Dreyfus Emerging Leaders Investment Division
Wells Fargo VT Asset Allocation Investment Division
Wells Fargo VT Large Company Growth Investment Division
Wells Fargo VT Large Company Core Investment Division
Wells Fargo VT Equity Income Investment Division

The operations of the Investment Divisions were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

Old Name                               New Name
--------                               --------
RCM Global Technology Portfolio        RCM Technology Portfolio
Legg Mason Aggressive Growth Portfolio Legg Mason Partners Aggressive Growth
                                         Portfolio

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

MERGERS:

Old Name                               New Name
--------                               --------
BlackRock Large Cap Portfolio          BlackRock Large Cap Core Portfolio

SUBSTITUTIONS:

Old Name                               New Name
--------                               --------
AIM V.I. Core Equity Fund              Capital Guardian U.S. Equity Portfolio

LIQUIDATIONS:

Dreyfus Emerging Leaders Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

PREMIUM PAYMENTS

The Company deducts a sales charge, a state premium tax charge, and a federal income tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts an administrative charge before amounts are allocated to the Separate Account. The federal income

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The policy owner has the opportunity to transfer funds between Investment Divisions within the Separate Account or the fixed account, which is an investment option in the Company's general account.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES--AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

CHANGE IN BASIS OF PRESENTATION

In prior year Statements of changes in net assets, the Separate Account reported cost of insurance ("COI") in the financial statement line item "Transfers for policy benefits and terminations." COI has been reclassified and now appears separately in the line item "Policy charges." This reclassification presents COI more consistent with the intent of what COI charges represent. The reclassification had no effect on the net assets of the Investment Division or unit values of the Policies.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge and assessed through a daily reduction in unit values which is recorded as an expense in the accompanying statements of operations:

   Mortality and Expense Risk--The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


   The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2007:

                    Mortality and Expense Risk 0.45% - 0.90%

   The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

For some Policies, the Mortality and Expense Risk charge which ranges from .30% to .60% is assessed on a monthly basis and recorded as Mortality and Expense Risk Charges in the statements of operations. Other policy charges generally include: COI charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company. Administrative charges range from $0 to $35 and are assessed monthly. For some Policies, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from $1 to $45 for every $1,000 of the policy face amount. Surrender charges for other Policies is equal to the lesser of the maximum surrender charge premium or the premiums actually paid in the first two policy years. In the first policy year, the maximum surrender charge premium is 75% of the smoker federal guideline premium for the policy, assuming a level death benefit for the policy and any riders; and in the second and later policy years, it is 100% of the smoker federal guideline premium for the policy, again assuming a level death benefit for the policy and any riders. The surrender charge cannot exceed 100% of the cumulative premiums paid in the first two policy years. If the policy is surrendered in the first two policy years, the Company will deduct 100% of the surrender charge, determined as described above. After the second policy year, the percentage the Company deducts declines until it reaches 0% at the end of the 15th policy year. These charges are assessed through the redemption of units and are recorded as policy transactions in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS

                                                                         FOR THE YEAR ENDED
                                            AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                            ----------------------  ----------------------------
                                                                       COST OF       PROCEEDS
                                              SHARES     COST ($)   PURCHASES ($) FROM SALES ($)
                                            ----------  ----------- ------------- --------------
 MSF BlackRock Large Cap Investment
   Division (a)............................         --           --   8,636,325    461,078,250
 MSF BlackRock Diversified Investment
   Division................................ 18,384,675  301,100,943  15,938,795     23,752,223
 MSF BlackRock Aggressive Growth Investment
   Division................................  9,001,503  208,043,675   3,671,605     18,164,401
 MSF MetLife Stock Index Investment
   Division................................ 20,218,189  638,683,765  61,923,502     36,029,246
 MSF FI International Stock Investment
   Division................................  4,537,480   53,677,713   8,264,530      5,588,161
 MSF FI Mid Cap Opportunities Investment
   Division................................ 13,392,104  236,422,200   6,041,508     16,703,836
 MSF T. Rowe Price Small Cap Growth
   Investment Division.....................  4,962,425   60,940,790   2,454,173      6,524,919
 MSF Oppenheimer Global Equity Investment
   Division................................  2,975,594   36,804,177   3,973,807      2,721,982
 MSF Harris Oakmark Large Cap Value
   Investment Division.....................  4,338,277   52,337,596   7,342,545      5,025,329
 MSF Neuberger Berman Mid Cap Value
   Investment Division.....................  3,862,378   69,563,781   9,138,539      4,537,785
 MSF T. Rowe Price Large Cap Growth
   Investment Division.....................  3,203,625   38,358,068   4,827,247      5,313,688
 MSF Lehman Brothers Aggregate Bond Index
   Investment Division.....................  9,565,941  102,450,836  17,699,371      5,514,482
 MSF Morgan Stanley EAFE Index Investment
   Division................................  4,165,516   47,048,510  12,138,883      3,461,505
 MSF Russell 2000 Index Investment Division  3,966,613   48,701,321  10,226,111      3,618,430
 MSF Jennison Growth Investment Division...  1,154,841   12,420,225   1,545,868        961,871
 MSF BlackRock Strategic Value Investment
   Division................................  6,634,359  102,711,853  16,697,685      5,171,409
 MSF MetLife Mid Cap Stock Index Investment
   Division................................  4,255,517   53,080,493   9,553,247      3,063,026
 MSF Franklin Templeton Small Cap Growth
   Investment Division.....................    659,798    6,479,325   1,443,987        585,512
 MSF BlackRock Large Cap Value Investment
   Division................................    901,914   11,661,660   4,597,804      1,515,883
 MSF Davis Venture Value Investment
   Division................................  1,606,764   44,516,443   8,721,686      1,895,067
 MSF Loomis Sayles Small Cap Investment
   Division................................     63,682   13,867,310   4,499,823        990,620
 MSF BlackRock Legacy Large Cap Growth
   Investment Division.....................    143,232    3,270,617   1,454,912        400,109
 MSF BlackRock Bond Income Investment
   Division................................    827,490   89,582,308   9,139,472     11,675,101

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS -- (CONTINUED)

                                                                               FOR THE YEAR ENDED
                                                  AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                                  ----------------------- ----------------------------
                                                                             COST OF       PROCEEDS
                                                   SHARES      COST ($)   PURCHASES ($) FROM SALES ($)
                                                   ---------  ----------  ------------- --------------
 MSF FI Value Leaders Investment Division........    34,372    6,606,158    1,932,958       582,448
 MSF Harris Oakmark Focused Value Investment
   Division......................................   246,672   55,346,093   11,604,381     4,117,553
 MSF Western Asset Management Strategic Bond
   Opportunities Investment Division............. 1,444,340   18,030,068    3,147,112       794,074
 MSF Western Asset Management U.S. Government
   Investment Division........................... 1,264,802   15,479,811    2,429,662       929,799
 MSF BlackRock Money Market Investment
   Division......................................   634,367   63,436,726   12,024,367     7,916,542
 MSF MFS Total Return Investment Division........    35,941    5,412,222    2,819,039       972,688
 MSF MetLife Conservative Allocation Investment
   Division......................................    70,128      752,013      565,991       310,266
 MSF MetLife Conservative to Moderate Allocation
   Investment Division...........................   256,451    2,815,324    1,365,481       377,816
 MSF MetLife Moderate Allocation Investment
   Division...................................... 1,532,995   17,633,085   10,687,941     2,130,508
 MSF MetLife Moderate to Aggressive Allocation
   Investment Division........................... 2,649,710   31,628,872   19,208,532       659,122
 MSF MetLife Aggressive Allocation Investment
   Division......................................   647,006    8,050,621    5,909,758       650,920
 MSF FI Large Cap Investment Division............    20,753      308,461      273,438        24,666
 MSF Capital Guardian U.S. Equity Investment
   Division......................................    35,967      472,338      509,356       379,380
 Janus Aspen Large Cap Growth Investment
   Division......................................   273,481    5,144,840      827,470       219,403
 Janus Aspen Balanced Investment Division........     2,575       77,786      135,165        60,286
 Janus Aspen Forty Investment Division...........    12,719      427,910      354,300        35,936
 AIM V.I. Government Securities Investment
   Division (a)..................................        --           --          256         7,683
 AIM V.I. Global Real Estate Investment Division.   125,785    3,048,522    1,133,311       421,526
 Franklin Templeton Foreign Securities Investment
   Division......................................   455,989    6,990,724    1,949,736       821,253
 Franklin Mutual Discovery Securities Investment
   Division......................................    72,017    1,598,385    1,102,924       376,271
 AllianceBernstein Global Technology Investment
   Division......................................     2,615       47,056       55,948        78,103
 Fidelity VIP Contrafund Investment Division.....   109,812    3,473,036    2,177,760       889,855
 Fidelity VIP Asset Manager: Growth Investment
   Division......................................    82,012    1,056,434      255,311       107,956
 Fidelity VIP Investment Grade Bond Investment
   Division......................................    67,275      845,113    1,361,278       554,463
 Fidelity VIP Equity-Income Investment Division..    52,272    1,380,440    1,139,399       206,863
 American Funds Growth Investment Division....... 1,817,641   94,636,809   22,998,117     2,689,172

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS -- (CONTINUED)

                                                                           FOR THE YEAR ENDED
                                              AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                              ----------------------  ----------------------------
                                                                         COST OF       PROCEEDS
                                                SHARES     COST ($)   PURCHASES ($) FROM SALES ($)
                                              ----------  ----------- ------------- --------------
 American Funds Growth-Income Investment
   Division..................................  1,783,489   63,810,239   13,922,630     2,215,555
 American Funds Global Small Capitalization
   Investment Division.......................  2,508,916   55,087,173   23,415,533     3,130,106
 American Funds Bond Investment Division.....    288,524    3,311,997    3,193,049       524,467
 MIST T. Rowe Price Mid-Cap Growth
   Investment Division.......................  1,769,246   14,536,286    5,066,206     1,677,121
 MIST MFS Research International Investment
   Division..................................    944,774   12,901,200    6,742,872     2,497,568
 MIST PIMCO Total Return Investment
   Division..................................  2,620,869   30,439,455    4,798,407     1,891,119
 MIST RCM Technology Investment Division.....  1,940,070   10,273,189    4,564,449     1,122,814
 MIST Lord Abbett Bond Debenture Investment
   Division..................................  1,762,918   21,058,492    4,077,483     1,439,226
 MIST Lazard Mid-Cap Investment Division.....    417,823    5,712,724    2,663,683       920,016
 MIST Met/AIM Small Cap Growth Investment
   Division..................................    217,586    2,969,178    1,084,437       444,114
 MIST Harris Oakmark International Investment
   Division..................................  1,546,079   26,520,683   10,416,302     2,327,983
 MIST Legg Mason Partners Aggressive Growth
   Investment Division.......................  1,035,639    7,444,052    1,475,411       875,714
 MIST Lord Abbett Growth and Income
   Investment Division.......................    217,495    5,976,641      932,967       394,436
 MIST Neuberger Berman Real Estate Investment
   Division..................................  1,309,239   20,759,878    8,075,872     3,243,062
 MIST Van Kampen Mid-Cap Growth Investment
   Division..................................      2,716       31,941       31,979            38
 MIST Lord Abbett Mid-Cap Value Investment
   Division..................................      3,414       75,984       87,963        52,452
 MIST Third Avenue Small Cap Value
   Investment Division.......................     24,303      398,532      194,299        52,021
 MIST Oppenheimer Capital Appreciation
   Investment Division.......................     96,120      921,061      697,378        99,350
 MIST Legg Mason Value Equity Investment
   Division..................................    515,605    5,479,207      713,351       473,581
 MIST Cyclical Growth ETF Investment
   Division..................................     52,979      637,491      568,884       113,433
 MIST Cyclical Growth and Income ETF
   Investment Division.......................     29,352      345,266      382,345       160,544
 MIST PIMCO Inflation Protected Bond
   Investment Division.......................     83,170      862,665      932,938       205,451
 MIST BlackRock Large-Cap Core Investment
   Division (b).............................. 39,228,753  432,365,942  454,188,789    22,004,306
 MIST Janus Forty Investment Division (b)....     41,617    3,299,869    3,462,963       186,665

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS -- (CONCLUDED)

                                                                              FOR THE YEAR ENDED
                                                 AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                                 ----------------------- ----------------------------
                                                                            COST OF       PROCEEDS
                                                  SHARES     COST ($)    PURCHASES ($) FROM SALES ($)
                                                  ---------   ---------  ------------- --------------
 American Century VP Vista Investment Division..     1,324      21,730         8,512       11,044
 Delaware VIP Small Cap Value Investment
   Division.....................................    35,529   1,137,795       887,344      238,710
 Dreyfus Mid Cap Stock Investment Division......    19,791     336,284       241,837       22,280
 Dreyfus Emerging Leaders Investment
   Division (a).................................        --          --        47,238       53,932
 Dreyfus International Value Investment Division    38,527     691,616       387,371      325,410
 Goldman Sachs Mid Cap Value Investment
   Division.....................................    89,860   1,534,343     1,432,227      181,762
 Goldman Sachs Structured Small Cap Equity
   Investment Division..........................    12,706     177,810        88,117        3,203
 MFS High Income Investment Division............     2,317      22,375        14,164       72,731
 MFS Global Equity Investment Division..........     4,174      64,541        54,734       17,032
 MFS New Discovery Investment Division..........       200       3,618         3,704           82
 MFS Value Investment Division..................     3,038      47,779       148,133      102,731
 Van Kampen Government Investment Division......     2,389      22,436        17,428        9,619
 Wells Fargo VT Total Return Bond Investment
   Division.....................................    11,414     111,746        81,798       30,732
 Wells Fargo VT Money Market Investment
   Division..................................... 2,051,425   2,051,425     1,194,161      124,938
 Wells Fargo VT Asset Allocation Investment
   Division (a).................................        --          --        13,354       25,198
 Wells Fargo VT Large Company Growth Investment
   Division (a).................................        --          --       203,677      416,092
 Wells Fargo VT Equity Income Investment
   Division (a).................................        --          --            --        8,906

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             MSF BLACKROCK                        MSF BLACKROCK
                                               LARGE CAP                           DIVERSIFIED
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                    2007 (A)      2006        2005        2007        2006        2005
                                    --------      ----        ----        ----        ----        ----
Units beginning of year..........   16,009,494  16,488,159  16,507,025  13,096,726  13,638,816  13,455,017
Units issued and transferred from
  other funding options..........       13,723   5,827,504   3,207,492   1,576,102   5,196,699   2,906,692
Units redeemed and transferred
  to other funding options....... (16,023,217) (6,306,169) (3,226,358) (1,957,204) (5,738,789) (2,722,893)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................           --  16,009,494  16,488,159  12,715,624  13,096,726  13,638,816
                                  ============ =========== =========== =========== =========== ===========

                                                 MSF FI                          MSF FI MID CAP
                                          INTERNATIONAL STOCK                     OPPORTUNITIES
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
Units beginning of year..........    3,412,213   3,294,341   3,241,370  14,298,595  14,520,500  14,284,163
Units issued and transferred from
  other funding options..........      449,737   1,366,842     681,133   1,586,888   5,633,860   3,117,992
Units redeemed and transferred
  to other funding options.......    (490,924) (1,248,970)   (628,162) (2,042,412) (5,855,765) (2,881,655)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................    3,371,026   3,412,213   3,294,341  13,843,071  14,298,595  14,520,500
                                  ============ =========== =========== =========== =========== ===========

                                           MSF HARRIS OAKMARK                 MSF NEUBERGER BERMAN
                                            LARGE CAP VALUE                       MID CAP VALUE
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
Units beginning of year..........    4,099,325   4,085,993   3,767,330   3,225,765   2,912,765   2,435,399
Units issued and transferred from
  other funding options..........      706,700   2,271,700   1,297,280     609,119   2,211,103   1,131,537
Units redeemed and transferred
  to other funding options.......    (690,459) (2,258,368)   (978,617)   (542,555) (1,898,103)   (654,171)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................    4,115,566   4,099,325   4,085,993   3,292,329   3,225,765   2,912,765
                                  ============ =========== =========== =========== =========== ===========

                                           MSF MORGAN STANLEY                      MSF RUSSELL
                                               EAFE INDEX                          2000 INDEX
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
Units beginning of year..........    3,792,545   3,464,106   3,014,776   2,884,744   2,619,288   2,380,540
Units issued and transferred from
  other funding options..........    1,009,072   2,413,387   1,268,548     550,789   1,598,139     809,404
Units redeemed and transferred
  to other funding options.......    (615,305) (2,084,948)   (819,218)   (459,670) (1,332,683)   (570,656)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................    4,186,312   3,792,545   3,464,106   2,975,863   2,884,744   2,619,288
                                  ============ =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

               MSF BLACKROCK                        MSF METLIFE
             AGGRESSIVE GROWTH                      STOCK INDEX
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
     11,198,297  11,502,614  11,775,258  33,607,228   32,156,989  29,475,869

      1,043,072   3,534,643   1,944,636   5,684,335   14,883,687   8,538,465

    (1,567,882) (3,838,960) (2,217,280) (4,653,570) (13,433,448) (5,857,345)
    ----------- ----------- ----------- ----------- ------------ -----------
     10,673,487  11,198,297  11,502,614  34,637,993   33,607,228  32,156,989
    =========== =========== =========== =========== ============ ===========

             MSF T. ROWE PRICE                    MSF OPPENHEIMER
             SMALL CAP GROWTH                      GLOBAL EQUITY
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
      4,913,291   5,103,342   5,056,605   2,344,938    2,314,718   2,201,362

        490,842   1,690,078     928,886     280,327      882,876     507,092

      (712,048) (1,880,129)   (882,149)   (277,828)    (852,656)   (393,736)
    ----------- ----------- ----------- ----------- ------------ -----------
      4,692,085   4,913,291   5,103,342   2,347,437    2,344,938   2,314,718
    =========== =========== =========== =========== ============ ===========

             MSF T. ROWE PRICE                  MSF LEHMAN BROTHERS
             LARGE CAP GROWTH                   AGGREGATE BOND INDEX
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
      3,620,946   3,547,628   3,354,772   6,058,549    5,619,973   4,812,639

        579,434   1,740,365     992,846   1,388,135    3,458,933   1,885,856

      (671,287) (1,667,047)   (799,990)   (864,484)  (3,020,357) (1,078,522)
    ----------- ----------- ----------- ----------- ------------ -----------
      3,529,093   3,620,946   3,547,628   6,582,200    6,058,549   5,619,973
    =========== =========== =========== =========== ============ ===========

               MSF JENNISON                        MSF BLACKROCK
                  GROWTH                          STRATEGIC VALUE
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
      1,356,790   1,297,642          --   4,494,782    4,485,936   4,164,014

        166,465   1,435,002   1,299,954     646,818    2,369,030   1,327,411

      (320,198) (1,375,854)     (2,312)   (691,064)  (2,360,184) (1,005,489)
    ----------- ----------- ----------- ----------- ------------ -----------
      1,203,057   1,356,790   1,297,642   4,450,536    4,494,782   4,485,936
    =========== =========== =========== =========== ============ ===========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                          MSF METLIFE MID             MSF FRANKLIN TEMPLETON
                                          CAP STOCK INDEX                SMALL CAP GROWTH
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year.......... 3,270,208   2,985,941 2,658,110   538,941     474,966   440,124
Units issued and transferred from
  other funding options..........   702,937   1,900,659   949,998   110,335     358,131   163,769
Units redeemed and transferred to
  other funding options.......... (506,274) (1,616,392) (622,167)  (79,323)   (294,156) (128,927)
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................ 3,466,871   3,270,208 2,985,941   569,953     538,941   474,966
                                  ========= =========== ========= ========= =========== =========

                                         MSF LOOMIS SAYLES                 MSF BLACKROCK
                                             SMALL CAP                LEGACY LARGE CAP GROWTH
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year..........    78,273      39,978    37,547   190,308   1,201,181   851,014
Units issued and transferred from
  other funding options..........    30,647      62,838    13,626   112,767     396,179   506,273
Units redeemed and transferred to
  other funding options..........  (10,837)    (24,543)  (11,195)  (37,981) (1,407,052) (156,106)
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................    98,083      78,273    39,978   265,094     190,308 1,201,181
                                  ========= =========== ========= ========= =========== =========

                                        MSF HARRIS OAKMARK         MSF WESTERN ASSET MANAGEMENT
                                           FOCUSED VALUE           STRATEGIC BOND OPPORTUNITIES
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year..........   191,529     182,165   153,755   998,939     843,296   595,935
Units issued and transferred from
  other funding options..........    32,899     130,546    71,513   270,755     946,567   474,609
Units redeemed and transferred to
  other funding options..........  (32,837)   (121,182)  (43,103) (152,308)   (790,924) (227,248)
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................   191,591     191,529   182,165 1,117,386     998,939   843,296
                                  ========= =========== ========= ========= =========== =========

                                              MSF MFS                       MSF METLIFE
                                           TOTAL RETURN               CONSERVATIVE ALLOCATION
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year..........   297,430     190,293    69,569    44,128      53,570        --
Units issued and transferred from
  other funding options..........   187,982     495,889   201,331    46,280     137,937    53,570
Units redeemed and transferred to
  other funding options..........  (66,939)   (388,752)  (80,607)  (23,850)   (147,379)        --
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................   418,473     297,430   190,293    66,558      44,128    53,570
                                  ========= =========== ========= ========= =========== =========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                 MSF BLACKROCK                         MSF DAVIS
                LARGE CAP VALUE                      VENTURE VALUE
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
          608,908       396,107    271,012  1,301,427   1,739,984 1,365,956

          293,309       614,025    238,963    357,240     934,602   643,359

        (132,106)     (401,224)  (113,868)  (178,960) (1,373,159) (269,331)
         ---------  -----------  ---------  --------- ----------- ---------
          770,111       608,908    396,107  1,479,707   1,301,427 1,739,984
         =========  ===========  =========  ========= =========== =========

                 MSF BLACKROCK                          MSF FI
                  BOND INCOME                        VALUE LEADERS
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
        4,668,001     5,010,744  4,716,266    393,835     248,972   101,071

          708,428     2,023,116  1,284,065    120,346     471,583   221,903

        (908,844)   (2,365,859)  (989,587)   (73,277)   (326,720)  (74,002)
         ---------  -----------  ---------  --------- ----------- ---------
        4,467,585     4,668,001  5,010,744    440,904     393,835   248,972
         =========  ===========  =========  ========= =========== =========

         MSF WESTERN ASSET MANAGEMENT                MSF BLACKROCK
                U.S. GOVERNMENT                      MONEY MARKET
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
          988,756       879,572    705,185  3,575,759   1,760,759 1,880,485

          236,483       760,575    399,842    494,785   2,526,901   380,493

        (158,504)     (651,391)  (225,455)  (432,458)   (711,901) (500,219)
         ---------  -----------  ---------  --------- ----------- ---------
        1,066,735       988,756    879,572  3,638,086   3,575,759 1,760,759
         =========  ===========  =========  ========= =========== =========

                  MSF METLIFE                         MSF METLIFE
        CONSERVATIVE TO MODERATE ALLOCATION       MODERATE ALLOCATION
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
          161,903        65,370         --    775,138     165,720        --

          121,294       243,072     65,370    935,987   1,073,164   165,720

         (38,943)     (146,539)         --  (258,884)   (463,746)        --
         ---------  -----------  ---------  --------- ----------- ---------
          244,254       161,903     65,370  1,452,241     775,138   165,720
         =========  ===========  =========  ========= =========== =========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                          MSF METLIFE                       MSF METLIFE
                                  MODERATE TO AGGRESSIVE ALLOCATION    AGGRESSIVE ALLOCATION
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year.......... 1,098,433     249,839         --   225,274    49,908       --
Units issued and transferred from
  other funding options.......... 1,608,801   1,395,647    249,839   441,487   388,486   49,908
Units redeemed and transferred to
  other funding options.......... (207,883)   (547,053)         --  (58,005) (213,120)       --
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................ 2,499,351   1,098,433    249,839   608,756   225,274   49,908
                                   =========   =========  ========  ======== ========= ========

                                          JANUS ASPEN                       JANUS ASPEN
                                        LARGE CAP GROWTH                     BALANCED
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year..........   595,051     563,653    509,009       179       187       22
Units issued and transferred from
  other funding options..........    69,313      80,037     87,782     7,946        20      171
Units redeemed and transferred to
  other funding options..........  (20,947)    (48,639)   (33,138)   (2,500)      (28)      (6)
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................   643,417     595,051    563,653     5,625       179      187
                                   =========   =========  ========  ======== ========= ========

                                        AIM V.I. GLOBAL                 FRANKLIN TEMPLETON
                                          REAL ESTATE                   FOREIGN SECURITIES
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year..........    70,179      63,997     54,709   471,719   488,477  444,204
Units issued and transferred from
  other funding options..........    13,540      11,212     25,913    84,038    66,725   97,898
Units redeemed and transferred to
  other funding options..........   (9,211)     (5,030)   (16,625)  (51,321)  (83,483) (53,625)
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................    74,508      70,179     63,997   504,436   471,719  488,477
                                   =========   =========  ========  ======== ========= ========

                                          FIDELITY VIP                     FIDELITY VIP
                                           CONTRAFUND                  ASSET MANAGER: GROWTH
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year..........   151,404      74,414     77,301   102,160    80,752   83,331
Units issued and transferred from
  other funding options..........    81,153     104,221     24,890    22,228    26,178   24,061
Units redeemed and transferred to
  other funding options..........  (44,028)    (27,231)   (27,777)  (11,642)   (4,770) (26,640)
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................   188,529     151,404     74,414   112,746   102,160   80,752
                                   =========   =========  ========  ======== ========= ========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                        MSF FI           MSF CAPITAL GUARDIAN
                      LARGE CAP               U.S. EQUITY
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005    2007    2006     2005
                  ----    ----   ----    ----    ----     ----
                   6,047      --    --   25,159      --       --

                  26,099  11,244    --   35,341  25,387       --

                 (3,407) (5,197)    -- (27,389)   (228)       --
                -------- ------- ----- -------- ------- --------
                  28,739   6,047    --   33,111  25,159       --
                ======== ======= ===== ======== ======= ========

                     JANUS ASPEN               AIM V.I.
                        FORTY            GOVERNMENT SECURITIES
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005  2007 (A)  2006     2005
                  ----    ----   ----  --------  ----     ----
                   7,954      --    --      691     769      420

                  21,485   8,253    --       --      --    1,092

                 (2,313)   (299)    --    (691)    (78)    (743)
                -------- ------- ----- -------- ------- --------
                  27,126   7,954    --       --     691      769
                ======== ======= ===== ======== ======= ========

                   FRANKLIN MUTUAL         ALLIANCEBERNSTEIN
                 DISCOVERY SECURITIES      GLOBAL TECHNOLOGY
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005    2007    2006     2005
                  ----    ----   ----    ----    ----     ----
                  54,880   9,138    --   11,769   8,553    4,324

                  56,645  47,509 9,276   10,367   6,356    4,400

                (18,422) (1,767) (138) (13,875) (3,140)    (171)
                -------- ------- ----- -------- ------- --------
                  93,103  54,880 9,138    8,261  11,769    8,553
                ======== ======= ===== ======== ======= ========

                     FIDELITY VIP            FIDELITY VIP
                INVESTMENT GRADE BOND        EQUITY-INCOME
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005    2007    2006     2005
                  ----    ----   ----    ----    ----     ----
                   3,341   3,156 1,268   30,951   2,190      928

                 118,771   1,406 2,025   69,741  30,655   19,013

                (48,437) (1,221) (137) (12,992) (1,894) (17,751)
                -------- ------- ----- -------- ------- --------
                  73,675   3,341 3,156   87,700  30,951    2,190
                ======== ======= ===== ======== ======= ========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                         AMERICAN FUNDS                AMERICAN FUNDS
                                             GROWTH                     GROWTH-INCOME
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year.......... 1,094,384   898,134   656,749 1,228,077 1,035,047   811,401
Units issued and transferred from
  other funding options..........   276,228   867,857   429,219   321,727   919,357   460,047
Units redeemed and transferred to
  other funding options.......... (151,958) (671,607) (187,834) (168,760) (726,327) (236,401)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................ 1,218,654 1,094,384   898,134 1,381,044 1,228,077 1,035,047
                                  ========= ========= ========= ========= ========= =========

                                       MIST T. ROWE PRICE             MIST MFS RESEARCH
                                         MID-CAP GROWTH                 INTERNATIONAL
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year.......... 1,338,870 1,132,034   856,351   566,593   294,106   234,897
Units issued and transferred from
  other funding options..........   592,655 1,200,709   562,461   256,067   541,071   152,985
Units redeemed and transferred to
  other funding options.......... (344,229) (993,873) (286,778) (126,833) (268,584)  (93,776)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................ 1,587,296 1,338,870 1,132,034   695,827   566,593   294,106
                                  ========= ========= ========= ========= ========= =========

                                        MIST LORD ABBETT                 MIST LAZARD
                                         BOND DEBENTURE                    MID-CAP
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year.......... 1,162,806 1,085,144 1,015,708   261,764   226,296   171,772
Units issued and transferred from
  other funding options..........   184,166   609,507   328,926   129,129   244,858   136,196
Units redeemed and transferred to
  other funding options..........  (97,685) (531,845) (259,490)  (50,577) (209,390)  (81,672)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................ 1,249,287 1,162,806 1,085,144   340,316   261,764   226,296
                                  ========= ========= ========= ========= ========= =========

                                         MIST LEGG MASON              MIST LORD ABBETT
                                   PARTNERS AGGRESSIVE GROWTH         GROWTH AND INCOME
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year..........   908,926   844,525   741,720   523,423   342,402   280,704
Units issued and transferred from
  other funding options..........   167,283   564,765   290,526    43,331   529,241    78,527
Units redeemed and transferred to
  other funding options.......... (183,085) (500,364) (187,721)  (26,782) (348,220)  (16,829)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................   893,124   908,926   844,525   539,972   523,423   342,402
                                  ========= ========= ========= ========= ========= =========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                 AMERICAN FUNDS                 AMERICAN FUNDS
           GLOBAL SMALL CAPITALIZATION               BOND
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
         1,521,701   1,088,603   676,191    63,414        --        --

           741,710   1,590,658   728,909   243,689    77,194        --

         (318,349) (1,157,560) (316,497)  (15,456)  (13,780)        --
         --------- ----------- --------- --------- --------- ---------
         1,945,062   1,521,701 1,088,603   291,647    63,414        --
         ========= =========== ========= ========= ========= =========

                   MIST PIMCO                      MIST RCM
                  TOTAL RETURN                    TECHNOLOGY
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
         2,039,385   1,849,249 1,483,392 1,395,573 1,334,943 1,273,073

           459,131   1,580,219   818,646   861,145 1,036,397   518,666

         (323,027) (1,390,083) (452,789) (389,423) (975,767) (456,796)
         --------- ----------- --------- --------- --------- ---------
         2,175,489   2,039,385 1,849,249 1,867,295 1,395,573 1,334,943
         ========= =========== ========= ========= ========= =========

                  MIST MET/AIM                MIST HARRIS OAKMARK
                SMALL CAP GROWTH                 INTERNATIONAL
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
           170,794     129,221   101,110 1,060,490   636,793   289,245

            87,382     152,658    72,111   501,471 1,213,847   536,478

          (49,191)   (111,085)  (44,000) (226,191) (790,150) (188,930)
         --------- ----------- --------- --------- --------- ---------
           208,985     170,794   129,221 1,335,770 1,060,490   636,793
         ========= =========== ========= ========= ========= =========

              MIST NEUBERGER BERMAN             MIST VAN KAMPEN
                   REAL ESTATE                  MID CAP GROWTH
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
           939,464     503,432   151,740        --        --        --

           419,170   1,259,740   536,011     2,004        --        --

         (286,996)   (823,708) (184,319)       (4)        --        --
         --------- ----------- --------- --------- --------- ---------
         1,071,638     939,464   503,432     2,000        --        --
         ========= =========== ========= ========= ========= =========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                      MIST LORD ABBETT         MIST THIRD AVENUE
                                        MID-CAP VALUE           SMALL CAP VALUE
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........    2,988   2,543       21  17,494   2,073     366
Units issued and transferred from
  other funding options..........    4,172     710    2,575  11,206  16,123   1,821
Units redeemed and transferred to
  other funding options..........  (2,522)   (265)     (53) (3,757)   (702)   (114)
                                  -------- ------- -------- ------- ------- -------
Units end of year................    4,638   2,988    2,543  24,943  17,494   2,073
                                  ======== ======= ======== ======= ======= =======

                                        MIST CYCLICAL            MIST CYCLICAL
                                         GROWTH ETF          GROWTH AND INCOME ETF
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........   16,395      --       --  10,875      --      --
Units issued and transferred from
  other funding options..........   43,076  18,885       --  25,957  12,571      --
Units redeemed and transferred to
  other funding options..........  (3,307) (2,490)       -- (6,281) (1,696)      --
                                  -------- ------- -------- ------- ------- -------
Units end of year................   56,164  16,395       --  30,551  10,875      --
                                  ======== ======= ======== ======= ======= =======

                                      AMERICAN CENTURY             DELAWARE
                                          VP VISTA            VIP SMALL CAP VALUE
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........    1,963   1,252       --  31,911   9,876      --
Units issued and transferred from
  other funding options..........      511     761    1,295  43,174  25,950  10,566
Units redeemed and transferred to
  other funding options..........    (832)    (50)     (43) (8,041) (3,915)   (690)
                                  -------- ------- -------- ------- ------- -------
Units end of year................    1,642   1,963    1,252  67,044  31,911   9,876
                                  ======== ======= ======== ======= ======= =======

                                           DREYFUS               GOLDMAN SACHS
                                     INTERNATIONAL VALUE         MID CAP VALUE
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........   45,198  14,559    1,371  18,361   3,769   1,123
Units issued and transferred from
  other funding options..........   17,418  32,872   25,402  68,111  15,229   9,745
Units redeemed and transferred to
  other funding options.......... (20,066) (2,233) (12,214) (1,683)   (637) (7,099)
                                  -------- ------- -------- ------- ------- -------
Units end of year................   42,550  45,198   14,559  84,789  18,361   3,769
                                  ======== ======= ======== ======= ======= =======

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                    MIST OPPENHEIMER        MIST LEGG MASON
                  CAPITAL APPRECIATION        VALUE EQUITY
                  INVESTMENT DIVISION     INVESTMENT DIVISION
                ------------------------ ----------------------
                 2007     2006    2005     2007     2006   2005
                 ----     ----    ----     ----     ----   ----
                 27,796   10,588      --  490,888       --   --

                 50,236   48,969  13,476   90,867  548,298   --

                (7,398) (31,761) (2,888) (70,662) (57,410)   --
                ------- -------- ------- -------- -------- ----
                 70,634   27,796  10,588  511,093  490,888   --
                ======= ======== ======= ======== ======== ====

               MIST PIMCO           MIST BLACKROCK        MIST JANUS
         INFLATION PROTECTED BOND   LARGE-CAP CORE           FORTY
          INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION
         ----------------------   ------------------- -------------------
           2007       2006   2005      2007 (B)            2007 (B)
           ----       ----   ----      --------            --------
           12,722         --   --              --                --

           86,389     33,652   --      17,523,204           305,557

         (18,519)   (20,930)   --     (2,171,078)          (24,177)
         --------   -------- ----     -----------          --------
           80,592     12,722   --      15,352,126           281,380
         ========   ======== ====     ===========          ========

                       DREYFUS                        DREYFUS
                     MIDCAP STOCK                 EMERGING LEADERS
                  INVESTMENT DIVISION           INVESTMENT DIVISION
                  --------------------------- ------------------------
                   2007     2006     2005     2007 (A)  2006    2005
                    ----      ----     ----   --------  ----    ----
                   7,996       --       --        931      916      --

                  15,966    8,296       --      1,192       43     940

                   (334)    (300)       --    (2,123)     (28)    (24)
                   ------    -----    -----   -------  ------- -------
                  23,628    7,996       --         --      931     916
                   ======    =====    =====   =======  ======= =======

                    GOLDMAN SACHS                       MFS
                  STRUCTURED SMALL CAP EQUITY       HIGH INCOME
                  INVESTMENT DIVISION           INVESTMENT DIVISION
                  --------------------------- ------------------------
                   2007     2006     2005       2007    2006    2005
                    ----      ----     ----     ----    ----    ----
                   6,743    4,239       --      6,738    6,238   4,700

                   5,781    2,659    4,244        823    8,397   1,719

                   (260)    (155)      (5)    (5,785)  (7,897)   (181)
                   ------    -----    -----   -------  ------- -------
                  12,264    6,743    4,239      1,776    6,738   6,238
                   ======    =====    =====   =======  ======= =======

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                            MFS                      MFS
                                       GLOBAL EQUITY            NEW DISCOVERY
                                    INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------ ------------------------
                                    2007    2006    2005     2007    2006    2005
                                    ----    ----    ----     ----    ----    ----
Units beginning of year..........   1,789       --      --       --      --      --
Units issued and transferred from
  other funding options..........   2,461    1,849      --      260      --      --
Units redeemed and transferred to
  other funding options..........   (302)     (60)      --      (7)      --      --
                                  -------  ------- ------- -------- ------- -------
Units end of year................   3,948    1,789      --      253      --      --
                                  =======  ======= ======= ======== ======= =======

                                       WELLS FARGO VT           WELLS FARGO VT
                                     TOTAL RETURN BOND           MONEY MARKET
                                    INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------ ------------------------
                                    2007    2006    2006     2007    2006    2006
                                    ----    ----    ----     ----    ----    ----
Units beginning of year..........   5,553    1,620      --   91,188      --      --
Units issued and transferred from
  other funding options..........   5,733    4,733   1,631  105,491  93,909      --
Units redeemed and transferred to
  other funding options.......... (1,589)    (800)    (11) (14,684) (2,721)      --
                                  -------  ------- ------- -------- ------- -------
Units end of year................   9,697    5,553   1,620  181,995  91,188      --
                                  =======  ======= ======= ======== ======= =======

                                       WELLS FARGO VT
                                       EQUITY INCOME
                                    INVESTMENT DIVISION
                                  ------------------------
                                  2007 (A)  2006    2005
                                  --------  ----    ----
Units beginning of year..........     653      727     402
Units issued and transferred from
  other funding options..........      --       --     422
Units redeemed and transferred to
  other funding options..........   (653)     (74)    (97)
                                  -------  ------- -------
Units end of year................      --      653     727
                                  =======  ======= =======

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                         MFS                   VAN KAMPEN
                        VALUE                  GOVERNMENT
                 INVESTMENT DIVISION      INVESTMENT DIVISION
               ------------------------ ------------------------
                 2007    2006    2005     2007    2006    2006
                 ----    ----    ----     ----    ----    ----
                    --       --      --    1,342   1,272      --

                  3069       --      --    1,425     701   1,280

                 (103)       --      --    (847)   (631)     (8)
               -------  ------- ------- -------- ------- -------
                 2,966       --      --    1,920   1,342   1,272
               =======  ======= ======= ======== ======= =======

                    WELLS FARGO VT           WELLS FARGO VT
                   ASSET ALLOCATION       LARGE COMPANY GROWTH
                 INVESTMENT DIVISION      INVESTMENT DIVISION
               ------------------------ ------------------------
               2007 (A)  2006    2005   2007 (A)  2006    2005
               --------  ----    ----   --------  ----    ----
                   907       --      --   17,802     772     416

                    63    1,099      --    1,045  18,861     464

                 (970)    (192)      -- (18,847) (1,831)   (108)
               -------  ------- ------- -------- ------- -------
                    --      907      --       --  17,802     772
               =======  ======= ======= ======== ======= =======

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS


The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                    AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------------ -------------------------------------------
                                                      UNIT VALUE/1/             INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                       LOWEST TO       NET         INCOME        LOWEST TO       LOWEST TO
                                             UNITS    HIGHEST ($)   ASSETS ($)   RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                           ---------- ------------- ----------- ------------  ---------------  --------------
  MSF BlackRock Large Cap             2007         --            --          --     1.57        0.45 - 0.90      5.66 - 6.56
   Investment Division/a/             2006 16,009,494 13.85 - 42.25 435,896,815     1.30        0.45 - 0.90    12.10 - 14.15
                                      2005 16,488,159 12.13 - 37.35 401,557,280     1.09        0.45 - 0.90      2.67 - 3.59
                                      2004 16,507,025 11.71 - 36.38 399,816,513     0.71        0.45 - 0.90     9.87 - 10.86
                                      2003 16,150,806 10.57 - 33.12 367,087,301     0.83        0.45 - 0.90    29.08 - 30.24

  MSF BlackRock Diversified           2007 12,715,624 15.43 - 38.69 334,245,436     2.54        0.45 - 0.90      4.96 - 8.02
   Investment Division                2006 13,096,726 14.57 - 36.86 331,432,719     2.44        0.40 - 0.90     7.38 - 10.53
                                      2005 13,638,816 13.18 - 33.65 319,750,423     1.57        0.40 - 0.90      2.13 - 3.05
                                      2004 13,455,017 12.79 - 32.95 315,176,729     1.83        0.40 - 0.90      7.54 - 8.51
                                      2003 12,880,974 11.79 - 30.64 289,033,387     3.73        0.45 - 0.90    19.48 - 20.56

  MSF BlackRock Aggressive Growth     2007 10,673,487 18.84 - 26.64 260,061,815       --        0.45 - 0.90    19.53 - 20.60
   Investment Division                2006 11,198,297 15.63 - 22.09 228,717,595       --        0.40 - 0.90      5.76 - 6.75
                                      2005 11,502,614 14.64 - 20.73 222,219,970       --        0.40 - 0.90     9.72 - 10.70
                                      2004 11,775,258 13.23 - 18.89 207,749,362       --        0.40 - 0.90    11.97 - 12.98
                                      2003 11,833,051 11.71 - 16.87 187,268,373       --        0.45 - 0.90    39.53 - 40.79

  MSF MetLife Stock Index             2007 34,637,993 13.47 - 39.67 748,068,488     1.03        0.45 - 0.90     4.28 - 10.73
   Investment Division                2006 33,607,228 12.80 - 38.04 707,564,793     1.97        0.40 - 0.90     8.73 - 15.48
                                      2005 32,156,989 11.08 - 33.24 605,569,341     1.56        0.40 - 0.90      3.71 - 4.64
                                      2004 29,475,869 10.59 - 32.05 548,175,778     0.83        0.40 - 0.90     9.55 - 10.53
                                      2003 25,746,955  9.58 - 29.26 457,114,347     1.65        0.45 - 0.90    27.06 - 28.20

  MSF FI International Stock          2007  3,371,026 17.46 - 23.95  72,704,709     1.05        0.45 - 0.90     9.36 - 11.35
   Investment Division                2006  3,412,213 15.68 - 21.90  67,509,144     1.40        0.40 - 0.90    14.38 - 16.49
                                      2005  3,294,341 13.71 - 18.97  56,855,714     0.60        0.40 - 0.90    16.95 - 18.00
                                      2004  3,241,370 11.67 - 16.22  48,075,000     1.32        0.40 - 0.90    17.14 - 18.19
                                      2003  3,484,064  9.92 - 13.85  43,984,289     0.65        0.45 - 0.90    26.90 - 28.04

  MSF FI Mid Cap Opportunities        2007 13,843,071  8.63 - 24.16 283,077,852     0.13        0.45 - 0.90      7.38 - 8.34
   Investment Division                2006 14,298,595  7.97 - 22.36 271,463,672     0.01        0.45 - 0.90    10.85 - 28.32
                                      2005 14,520,500  7.12 - 20.08 247,745,972       --        0.45 - 0.90      5.97 - 6.92
                                      2004 14,284,163  6.66 - 18.87 229,326,208     0.53        0.45 - 0.90    16.15 - 17.19
                                      2003 13,347,672  5.69 - 16.17 184,078,088       --        0.45 - 0.90    33.38 - 35.10

  MSF T. Rowe Price Small Cap Growth  2007  4,692,085 17.16 - 19.47  85,746,187       --        0.45 - 0.90      8.88 - 9.89
   Investment Division                2006  4,913,291 15.76 - 17.80  81,812,746       --        0.45 - 0.90      2.96 - 3.93
                                      2005  5,103,342  8.20 - 17.21  80,632,046       --        0.45 - 0.90    10.02 - 11.01
                                      2004  5,056,605  7.41 - 15.57  72,034,034       --        0.45 - 0.90     9.58 - 11.08
                                      2003  4,901,924  6.76 - 14.08  63,188,807       --        0.45 - 0.90    37.24 - 40.87

  MSF Oppenheimer Global Equity       2007  2,347,437 21.71 - 24.18  52,072,709     1.10        0.45 - 0.90     5.53 - 10.86
   Investment Division                2006  2,344,938 20.38 - 22.70  48,944,535     2.49        0.45 - 0.90    11.00 - 16.59
                                      2005  2,314,718 17.48 - 19.47  41,604,796     0.55        0.45 - 0.90    15.19 - 16.22
                                      2004  2,201,362 15.04 - 16.76  34,182,477     1.52        0.45 - 0.90    15.38 - 16.42
                                      2003  2,140,330 12.92 - 14.39  28,695,718     2.04        0.45 - 0.90    29.29 - 30.45

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ----------------------------------- --------------------------------------------
                                                     UNIT VALUE/1/             INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                      LOWEST TO       NET         INCOME        LOWEST TO       LOWEST TO
                                             UNITS   HIGHEST ($)   ASSETS ($)   RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                           --------- ------------- ----------- ------------  ---------------  ---------------
  MSF Harris Oakmark Large Cap Value  2007 4,115,566 14.14 - 17.54  61,926,665     0.78        0.45 - 0.90    (4.67) - (3.48)
   Investment Division                2006 4,099,325 14.65 - 18.40  64,292,839     0.77        0.40 - 0.90      16.70 - 18.14
                                      2005 4,085,993 12.55 - 15.72  54,445,434     0.70        0.40 - 0.90    (2.26) - (1.38)
                                      2004 3,767,330 12.79 - 16.08  51,133,000     0.49        0.40 - 0.90      10.42 - 11.42
                                      2003 3,060,299 11.53 - 14.56  37,503,629       --        0.45 - 0.90      24.38 - 25.49

  MSF Neuberger Berman Mid Cap Value  2007 3,292,329 21.27 - 30.68  82,005,373     0.55               0.90        2.51 - 3.45
   Investment Division                2006 3,225,765 20.75 - 29.66  77,735,349     0.48        0.40 - 0.90      10.46 - 11.46
                                      2005 2,912,765 18.79 - 26.61  63,152,395     0.29        0.40 - 0.90      11.27 - 12.27
                                      2004 2,435,399 16.88 - 23.70  47,215,000     0.23        0.40 - 0.90      21.81 - 22.91
                                      2003 1,946,013 13.86 - 19.29  30,945,551     0.32        0.60 - 0.90      35.30 - 36.52

  MSF T. Rowe Price Large Cap Growth  2007 3,529,093 11.53 - 17.60  52,811,241     0.45               0.90        8.47 - 9.40
   Investment Division                2006 3,620,946 10.63 - 16.09  49,315,573     0.33        0.40 - 0.90      12.21 - 13.23
                                      2005 3,547,628  6.84 - 14.21  41,950,019     0.54        0.40 - 0.90        4.12 - 6.59
                                      2004 3,354,771  6.47 - 13.33  36,962,724     0.21        0.40 - 0.90        2.91 - 9.93
                                      2003 3,337,477  6.27 - 12.13  33,816,692     0.11        0.60 - 0.90      29.64 - 32.78

  MSF Lehman Brothers Aggregate Bond  2007 6,582,200 14.56 - 16.17 104,928,263     4.49        0.45 - 0.90       5.89 - 11.27
   Index Investment Division          2006 6,058,549 13.75 - 15.13  90,417,327     4.29        0.45 - 0.90      (0.88) - 4.15
                                      2005 5,619,973 13.32 - 14.53  80,547,413     3.76        0.45 - 0.90        1.16 - 2.06
                                      2004 4,812,639 13.17 - 14.23  67,709,808     3.00        0.45 - 0.90        3.17 - 4.10
                                      2003 4,063,920 12.77 - 13.67  54,994,307     5.25        0.45 - 0.90        2.71 - 3.63

  MSF Morgan Stanley EAFE Index       2007 4,186,312 14.30 - 19.58  71,635,930     1.94        0.45 - 0.90       9.83 - 13.98
   Investment Division                2006 3,792,545 13.02 - 17.67  58,401,764     1.70        0.40 - 0.90      23.03 - 25.75
                                      2005 3,464,106 10.45 - 14.05  42,457,559     1.59        0.40 - 0.90      12.24 - 13.24
                                      2004 3,014,776  9.31 - 12.41  32,551,579     0.71        0.40 - 0.90      18.58 - 19.64
                                      2003 2,675,762  7.85 - 10.37  24,290,177     1.48        0.45 - 0.90      36.41 - 37.70

  MSF Russell 2000 Index              2007 2,975,863 14.83 - 20.87  56,244,600     0.91        0.45 - 0.90      (2.43) - 2.72
   Investment Division                2006 2,884,744 15.20 - 21.19  55,288,989     0.81        0.45 - 0.90      12.11 - 17.99
                                      2005 2,619,288 13.00 - 17.96  42,636,846     0.74        0.45 - 0.90        3.57 - 4.50
                                      2004 2,380,540 12.55 - 17.19  37,085,761     0.44        0.45 - 0.90      16.71 - 17.77
                                      2003 2,084,869 10.75 - 14.59  27,726,279     0.63        0.45 - 0.90      44.77 - 46.07

  MSF Jennison Growth                 2007 1,203,057  6.48 - 13.98  15,741,716     0.42               0.90      10.62 - 11.66
   Investment Division                2006 1,356,790  5.81 - 12.52  14,099,259       --        0.40 - 0.90        1.88 - 2.82
                                      2005 1,147,750  5.65 - 12.19  13,084,245       --        0.40 - 0.90      20.77 - 21.49

  MSF BlackRock Strategic Value       2007 4,450,536 20.94 - 22.86 100,708,365     0.30               0.90    (4.30) - (3.41)
   Investment Division                2006 4,494,782 21.68 - 23.68 105,414,517     0.31        0.40 - 0.90      15.68 - 16.74
                                      2005 4,485,936 18.58 - 20.28  90,122,911       --        0.40 - 0.90        3.23 - 4.15
                                      2004 4,164,014 17.84 - 19.48  80,342,000       --        0.40 - 0.90      14.31 - 15.34
                                      2003 3,371,798 15.46 - 16.89  56,539,662       --        0.60 - 0.90      48.80 - 50.14

  MSF MetLife Mid Cap Stock Index     2007 3,466,871 17.07 - 18.75  63,959,203     0.75               0.90        6.83 - 7.82
   Investment Division                2006 3,270,208 15.84 - 17.39  56,090,136     1.19        0.48 - 0.90       9.11 - 10.09
                                      2005 2,985,941 14.39 - 15.80  46,523,277     0.67        0.48 - 0.90      11.28 - 12.27
                                      2004 2,658,110 12.82 - 14.07  36,885,384     0.48        0.48 - 0.90      15.01 - 16.05
                                      2003 2,338,101 11.04 - 12.13  27,924,887     0.46        0.60 - 0.90      33.76 - 34.96

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------ --------------------------------------------
                                                    UNIT VALUE/1/             INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                     LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                           UNITS    HIGHEST ($)    ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                         --------- --------------- ---------- ------------  ---------------  ---------------
  MSF Franklin Templeton Small Cap  2007   569,953   11.73 - 12.46  7,040,049       --               0.90        3.53 - 4.53
   Growth Investment Division       2006   538,941   11.33 - 11.92  6,368,294       --               0.90       9.07 - 10.05
                                    2005   474,966    8.20 - 10.83  5,108,051       --               0.90       3.72 - 10.71
                                    2004   440,124   10.01 - 10.35  4,527,432       --               0.90      10.41 - 11.41
                                    2003   328,803     9.07 - 9.29  3,038,000       --               0.90      43.64 - 44.93

  MSF BlackRock Large Cap Value     2007   770,111   15.30 - 16.10 12,275,048     0.98               0.90        2.41 - 3.40
   Investment Division              2006   608,908    8.29 - 15.57  9,397,259     1.17               0.90      18.29 - 19.30
                                    2005   396,107   12.63 - 13.05  5,137,144     0.88               0.90        5.04 - 5.98
                                    2004   271,012   12.02 - 12.31  3,320,893       --               0.90      12.39 - 13.40
                                    2003   102,570   10.70 - 10.86  1,110,128     1.37               0.90      34.47 - 35.68

  MSF Davis Venture Value           2007 1,479,707   14.53 - 42.17 58,550,244     0.77               0.90        3.65 - 4.56
   Investment Division              2006 1,301,427   13.90 - 40.33 49,859,713     0.85        0.40 - 0.90      13.55 - 14.62
                                    2005 1,739,984   12.13 - 35.19 43,993,114     0.65        0.40 - 0.90       9.32 - 10.30
                                    2004 1,365,956   11.00 - 31.91 31,374,337     0.54        0.40 - 0.90      11.36 - 12.37
                                    2003 1,321,574    9.79 - 28.40 24,429,495     0.37        0.60 - 0.90      29.70 - 30.87

  MSF Loomis Sayles Small Cap       2007    98,083  15.07 - 333.74 15,771,472     0.08               0.90      10.90 - 11.90
   Investment Division              2006    78,273  13.47 - 298.24 12,333,660       --        0.40 - 0.90      15.64 - 16.72
                                    2005    39,978  11.54 - 255.61  8,114,417       --        0.40 - 0.90        6.00 - 6.96
                                    2004    37,547  10.79 - 238.98  6,406,000       --        0.40 - 0.90      15.31 - 16.35
                                    2003    30,184   9.27 - 205.39  4,422,939       --        0.60 - 0.90      35.25 - 36.47

  MSF BlackRock Legacy Large Cap    2007   265,094    9.85 - 14.78  3,824,550     0.19               0.90      17.60 - 18.77
   Growth Investment Division       2006   190,308    8.29 - 12.45  2,269,333     0.16        0.48 - 0.90        3.23 - 4.13
                                    2005 1,201,181    7.96 - 11.96 10,109,046     0.39        0.48 - 0.90        6.05 - 7.00
                                    2004   851,014    7.44 - 11.17  6,457,524       --        0.48 - 0.90       8.81 - 11.74
                                    2003   721,385            6.84  4,933,432     0.06               0.60               0.35

  MSF BlackRock Bond Income         2007 4,467,585   15.30 - 31.06 92,436,358     3.24        0.45 - 0.90       5.36 - 12.31
   Investment Division              2006 4,668,001   14.39 - 29.48 92,311,177     5.74        0.40 - 0.90      (2.17) - 4.43
                                    2005 5,010,744   13.78 - 28.49 94,693,129     3.93        0.40 - 0.90        1.50 - 2.41
                                    2004 4,716,266   13.46 - 28.07 89,174,083     4.09        0.40 - 0.90        3.50 - 4.43
                                    2003 5,516,605   12.89 - 27.12 96,719,590     3.06        0.60 - 0.90        4.91 - 5.85

  MSF FI Value Leaders              2007   440,904   12.29 - 15.50  6,742,764     0.91               0.90        3.22 - 4.24
   Investment Division              2006   393,835   11.79 - 14.87  5,778,898     1.00        0.40 - 0.90      10.97 - 11.91
                                    2005   248,972   10.54 - 13.29  3,262,874     1.04        0.40 - 0.90       9.71 - 10.69
                                    2004   101,071    9.52 - 12.01  1,190,557     1.10        0.40 - 0.90      12.71 - 13.73
                                    2003    48,986    8.37 - 10.56    505,283     0.52        0.60 - 0.90      25.79 - 26.92

  MSF Harris Oakmark Focused Value  2007   191,591 268.52 - 285.05 54,129,720     0.56               0.90    (7.67) - (6.84)
   Investment Division              2006   191,529 290.84 - 305.98 58,176,504     0.30               0.90      11.45 - 12.45
                                    2005   182,165 260.95 - 272.09 49,251,761     0.04               0.90        9.00 - 9.98
                                    2004   153,755 239.40 - 247.40 37,844,733     0.04               0.90        8.95 - 9.93
                                    2003   115,343 219.73 - 225.05 25,865,638     0.12               0.90      31.47 - 32.66

  MSF Western Asset Management      2007 1,117,386   15.63 - 16.60 18,372,006     2.67               0.90        3.10 - 4.08
   Strategic Bond Opportunities     2006   998,939   15.16 - 15.95 15,802,133     4.79               0.90        3.38 - 4.33
   Investment Division              2005   843,296   14.56 - 15.19 12,708,706     3.01               0.90        1.92 - 2.83
                                    2004   595,935   14.29 - 14.77  8,742,547     2.66               0.90        5.66 - 6.61
                                    2003   374,682   13.52 - 13.85  5,163,069     1.70               0.90      11.62 - 12.62

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------- -------------------------------------------
                                                        UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                         LOWEST TO       NET        INCOME        LOWEST TO       LOWEST TO
                                                UNITS   HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                              --------- ------------- ---------- ------------  ---------------  --------------
  MSF Western Asset Management           2007 1,066,735 14.08 - 14.95 15,797,381     2.66               0.90      3.38 - 4.33
   U.S. Government Investment Division   2006   988,756 13.62 - 14.33 14,050,390     3.26               0.90      3.25 - 4.19
                                         2005   879,572 13.19 - 13.75 12,014,309     1.33               0.90      0.82 - 1.72
                                         2004   705,185 13.08 - 13.52  9,478,138     1.25               0.90      2.09 - 3.01
                                         2003   559,100 12.82 - 13.13  7,304,902     0.62               0.90      0.77 - 1.68

  MSF BlackRock Money Market             2007 3,638,086 17.41 - 17.57 63,398,057     4.94               0.90      4.15 - 5.07
   Investment Division                   2006 3,575,759 16.57 - 16.87 59,328,821     4.81        0.40 - 0.90      3.86 - 4.82
                                         2005 1,760,759 12.92 - 16.24 28,027,973     2.78        0.40 - 0.90      1.97 - 2.89
                                         2004 1,880,485 15.36 - 15.93 29,162,123     1.03        0.40 - 0.90      0.08 - 0.99
                                         2003 1,760,371 15.21 - 15.92 27,346,427     0.78        0.60 - 0.90    (0.09) - 0.81

  MSF MFS Total Return                   2007   418,473 12.90 - 13.33  5,549,510     1.97               0.90      3.45 - 4.39
   Investment Division                   2006   297,430 12.47 - 12.77  3,781,921     3.21        0.40 - 0.90    11.19 - 12.18
                                         2005   190,293 11.21 - 11.68  2,159,396     1.64        0.40 - 0.90      2.20 - 7.66
                                         2004    69,569 10.85 - 11.04    767,164       --        0.40 - 0.90     8.52 - 10.39

  MSF MetLife Conservative Allocation    2007    66,558 11.53 - 11.81    784,035       --               0.90      4.82 - 5.73
   Investment Division                   2006    44,128 11.00 - 11.17    492,252     2.90               0.90      6.27 - 7.27
                                         2005    11,372 10.35 - 10.41    118,225     0.63               0.90      3.51 - 4.13

  MSF MetLife Conservative to Moderate   2007   244,254 11.98 - 12.27  2,977,400       --               0.90      4.08 - 5.05
   Allocation Investment Division        2006   161,903 11.51 - 11.68  1,884,052     2.36               0.90      8.80 - 9.74
                                         2005    54,464 10.58 - 10.64    578,511     0.77               0.90      5.80 - 6.43

  MSF MetLife Moderate Allocation        2007 1,452,241 12.44 - 12.74 18,395,945     0.19               0.90      3.58 - 4.51
   Investment Division                   2006   775,138 12.01 - 12.19  9,406,274     1.48               0.90    11.20 - 12.19
                                         2005   133,610 10.80 - 10.87  1,449,435     0.83               0.90      8.02 - 8.66

  MSF MetLife Moderate to Aggressive     2007 2,499,351 12.92 - 13.23 32,935,899     0.19               0.90      3.19 - 4.09
   Allocation Investment Division        2006 1,098,433 12.52 - 12.71 13,918,465     1.07               0.90    13.54 - 14.57
                                         2005   212,022 11.03 - 11.09  2,349,403     0.77               0.90    10.28 - 10.94

  MSF MetLife Aggressive Allocation      2007   608,756 13.22 - 13.54  8,191,098     0.22               0.90      2.56 - 3.52
   Investment Division                   2006   225,274 12.89 - 13.08  2,934,559     0.67               0.90    15.05 - 16.04
                                         2005    40,224 11.20 - 11.27    452,673     0.73               0.90    12.05 - 12.72

  MSF FI Large Cap Investment Division   2007    28,739 10.47 - 10.63    304,229     0.12               0.90      3.05 - 4.01
                                         2006     6,047 10.16 - 10.22     61,685       --               0.90      1.60 - 2.20

  MSF Capital Guardian U.S. Equity       2007    33,111         15.60    516,531       --               0.00             1.96
   Investment Division                   2006    25,159         15.30    384,843     0.50               0.48            36.32

  Janus Aspen Large Cap Growth           2007   643,417         11.22  7,219,885     0.74               0.00            15.08
   Investment Division                   2006   595,051          9.75  5,801,609     0.49        0.48 - 0.60            11.38
                                         2005   563,653          8.75  4,934,074     0.33        0.48 - 0.60             4.29
                                         2004   509,009          8.39  4,276,635     0.15        0.48 - 0.60             4.52
                                         2003   435,309          8.03  3,499,893     0.10               0.60            31.73

  Janus Aspen Balanced                   2007     5,625         14.23     80,035     3.00               0.00            10.31
   Investment Division                   2006       179         12.90      2,311     1.92               0.48            10.41
                                         2005       187         11.68      2,186     2.07               0.60             7.66
                                         2004        22         10.85        237     3.38               0.60             8.52

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                     AS OF DECEMBER 31               FOR THE YEAR ENDED DECEMBER 31
                                              -------------------------------  -------------------------------------------
                                                      UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                       LOWEST TO       NET        INCOME        LOWEST TO       LOWEST TO
                                               UNITS  HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                              ------- ------------  ---------- ------------  ---------------  --------------
  Janus Aspen Forty Investment Division  2007  27,126    19.13        518,927      0.25               0.00         36.64
                                         2006   7,954    14.00        111,362      0.14               0.48          9.11

  AIM V.I. Government Securities         2007      --    11.76             --        --               0.00          6.14
   Investment Division/a/                2006     691    11.08          7,657      3.54               0.40          3.28
                                         2005     769    10.73          8,255      3.80               0.40          4.57
                                         2004     420    10.26          4,310      1.40               0.40          2.60

  AIM V.I. Global Real Estate            2007  74,508    34.51      2,571,266      5.97               0.00       (12.34)
   Investment Division                   2006  70,179    39.37      2,762,613      1.18        0.40 - 0.60         42.62
                                         2005  63,997    27.61      1,747,819      1.18        0.40 - 0.60         15.46
                                         2004  54,709    23.91      1,308,000      1.25         0.40 -0.60         34.40
                                         2003  10,108    17.79        178,608      1.49               0.60         38.82

  Franklin Templeton Foreign Securities  2007 504,436    18.56      9,363,624      2.07               0.00         15.78
   Investment Division                   2006 471,719    16.03      7,566,317      1.35        0.48 - 0.60         21.69
                                         2005 488,477    13.17      6,438,080      1.22        0.48 - 0.60         10.48
                                         2004 444,204    11.92      5,300,000      1.12        0.48 - 0.60         18.87
                                         2003 403,047    10.03      4,053,532      1.52               0.60         32.55

  Franklin Mutual Discovery Securities   2007  93,103    18.32      1,706,062      1.59               0.00         11.84
   Investment Division                   2006  54,880    16.38        899,109      0.99        0.40 - 0.48         23.03
                                         2005   9,138    13.31        121,664      1.34        0.40 - 0.48         15.97

  AllianceBernstien Global Technology    2007   8,261     6.43         53,097        --               0.00         19.96
   Investment Division                   2006  11,768     5.36         63,091        --        0.40 - 0.60          8.36
                                         2005   8,553     4.95         42,308        --        0.40 - 0.60          3.65
                                         2004   4,324     4.77         20,636        --        0.48 - 0.60          5.09
                                         2003  10,005     4.54         45,595        --               0.60         43.79

  Fidelity VIP Contrafund                2007 188,529    15.39      2,902,318      0.91               0.00         11.44
   Investment Division                   2006 151,404    13.81      2,091,319      1.15        0.40 - 0.60         11.57
                                         2005  74,414    12.38        921,114      0.21        0.40 - 0.60         16.85
                                         2004  77,301    10.59            819      0.21        0.40 - 0.60         15.34
                                         2003  97,404     9.18            894      0.15               0.60         28.35

  Fidelity VIP Asset Manager: Growth     2007 112,746    11.17      1,259,390      4.07               0.00         18.83
   Investment Division                   2006 102,160     9.40        958,076      1.87               0.48          6.89
                                         2005  80,752     8.79        708,401      2.58               0.48          3.79
                                         2004  83,331     8.47        704,000      2.23               0.48          5.85
                                         2003  53,872     8.00        432,629      2.96               0.60         23.15

  Fidelity VIP Investment Grade Bond     2007  73,675    11.57        852,372      0.68               0.00          4.23
   Investment Division                   2006   3,341    11.10         36,978      4.18        0.40 - 0.48          4.28
                                         2005   3,156    10.64         33,484      2.35        0.40 - 0.48          2.08
                                         2004   1,268    10.43         13,121        --               0.40          4.27

  Fidelity VIP Equity-Income             2007  87,700    13.87      1,216,664      3.23               0.00        (0.93)
   Investment Division                   2006  30,951    14.00        433,176      3.96        0.40 - 0.48         20.07
                                         2005   2,190    11.66         25,408      1.05        0.40 - 0.48          5.76
                                         2004     928    11.02         10,110        --               0.40         10.25

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------------ --------------------------------------------
                                                       UNIT VALUE/1/              INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                         LOWEST TO       NET         INCOME        LOWEST TO       LOWEST TO
                                               UNITS    HIGHEST ($)   ASSETS ($)   RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                             --------- -------------- ----------- ------------  ---------------  ---------------
  American Funds Growth                 2007 1,218,654 94.52 - 100.35 121,273,017     0.82               0.90      11.33 - 12.35
   Investment Division                  2006 1,094,384  84.90 - 89.32  97,034,740     0.86               0.90       9.24 - 10.22
                                        2005   898,134  77.72 - 81.04  72,331,242     0.74               0.90      15.16 - 16.19
                                        2004   656,749  67.49 - 69.75  45,571,772     0.20               0.90      11.49 - 12.50
                                        2003   417,055  60.53 - 62.00  25,759,940     0.13               0.90      35.59 - 36.81

  American Funds Growth-Income          2007 1,381,044  51.88 - 55.07  75,370,228     1.59               0.90        4.11 - 5.04
   Investment Division                  2006 1,228,077  49.83 - 52.43  63,898,091     1.68               0.90      14.17 - 15.21
                                        2005 1,035,047  43.64 - 45.51  46,794,725     1.44               0.90        4.89 - 5.83
                                        2004   811,401  41.61 - 43.00  34,701,703     1.00               0.90       9.39 - 10.37
                                        2003   524,999  38.04 - 38.96  20,368,911     1.18               0.90      31.25 - 32.43

  American Funds Global Small           2007 1,945,062  33.16 - 35.20  67,615,279     3.01               0.90      20.32 - 21.42
   Capitalization Investment Division   2006 1,521,701  27.56 - 28.99  43,642,742     0.46               0.90      22.97 - 24.05
                                        2005 1,088,603  22.41 - 23.37  25,231,190     0.89               0.90      24.24 - 25.35
                                        2004   676,191  18.04 - 18.64  12,527,867       --               0.90      19.80 - 20.88
                                        2003   377,860  15.06 - 15.42   5,800,860     0.49               0.90      52.16 - 53.53

  American Funds Bond                   2007   291,647  10.78 - 10.95   3,182,415    10.03               0.90        6.52 - 7.56
   Investment Division                  2006    63,414  10.12 - 10.18     644,176     0.87               0.90        1.20 - 1.80

  MIST T. Rowe Price Mid-Cap Growth     2007 1,587,296  10.32 - 16.38  17,384,199     0.21               0.90      16.74 - 17.85
   Investment Division                  2006 1,338,870   8.84 - 13.92  12,401,292       --        0.60 - 0.90        5.66 - 6.60
                                        2005 1,132,034   8.37 - 13.11   9,817,802       --        0.60 - 0.90      13.85 - 14.87
                                        2004   856,351   7.35 - 11.44   6,475,187       --        0.60 - 0.90      14.40 - 18.15
                                        2003   526,964    6.28 - 6.43   3,375,270       --               0.90      35.90 - 37.12

  MIST MFS Research International       2007   695,827  17.33 - 20.03  13,629,924     1.44               0.90      12.59 - 13.61
   Investment Division                  2006   566,593  15.30 - 17.63   9,803,525     1.59               0.90      25.80 - 26.90
                                        2005   294,107  12.09 - 13.89   4,058,072     0.63               0.90       6.38 - 16.77
                                        2004   234,898  11.51 - 11.90   2,780,832       --               0.90      18.65 - 19.72
                                        2003   151,293    9.70 - 9.94   1,497,220     0.97               0.90      31.01 - 32.19

  MIST PIMCO Total Return               2007 2,175,489  14.07 - 14.94  32,210,481     3.46               0.90        6.91 - 7.87
   Investment Division                  2006 2,039,385  13.16 - 13.85  28,016,253     2.73               0.90        3.85 - 4.81
                                        2005 1,849,249  12.67 - 13.21  24,263,960     0.06               0.90        1.55 - 2.46
                                        2004 1,483,392  12.48 - 12.90  19,019,859     7.63               0.90        4.31 - 5.25
                                        2003 1,041,644  11.96 - 12.25  12,697,066     1.48               0.90        3.59 - 4.52

  MIST RCM Technology                   2007 1,867,295    6.74 - 7.15  13,231,277       --               0.90      30.62 - 31.68
   Investment Division                  2006 1,395,573    5.16 - 5.43   7,523,569       --               0.90        4.51 - 5.47
                                        2005 1,334,943    4.94 - 5.15   6,824,691       --               0.90      10.36 - 11.35
                                        2004 1,273,073    4.47 - 4.62   5,849,160       --               0.90    (5.13) - (4.28)
                                        2003   932,206    4.72 - 4.83   4,480,813       --               0.90      56.44 - 57.84

  MIST Lord Abbett Bond Debenture       2007 1,249,287  16.02 - 19.29  22,262,379     5.32        0.45 - 0.90       5.88 - 14.15
   Investment Division                  2006 1,162,806  14.77 - 18.05  19,368,414     6.71        0.40 - 0.90        1.42 - 9.34
                                        2005 1,085,144  13.96 - 16.51  16,531,209     4.70        0.40 - 0.90        0.90 - 1.81
                                        2004 1,015,708  10.84 - 16.22  15,192,966     3.51        0.40 - 0.90        7.46 - 9.61
                                        2003   963,357   9.21 - 14.95  12,846,410     1.85        0.45 - 0.90      17.17 - 25.04

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------- ----------------------------------------------
                                                        UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/  TOTAL RETURN/4/
                                                         LOWEST TO       NET        INCOME        LOWEST TO        LOWEST TO
                                                UNITS   HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                              --------- ------------- ---------- ------------  ---------------  -----------------
  MIST Lazard Mid-Cap                    2007   340,316 13.14 - 15.10  5,084,696     0.63               0.90      (3.37) - (2.45)
   Investment Division                   2006   261,764 14.85 - 15.48  4,020,887     0.52               0.90         6.62 - 14.86
                                         2005   226,296 11.78 - 13.48  3,034,264     0.41               0.90          7.44 - 8.40
                                         2004   171,772 12.14 - 12.43  2,124,397       --               0.90        13.57 - 14.60
                                         2003    91,521 10.69 - 10.85    988,932     1.35               0.90        25.29 - 26.42

  MIST Met/AIM Small Cap Growth          2007   208,985 14.84 - 15.62  3,233,322       --               0.90        10.42 - 11.41
   Investment Division                   2006   170,794 13.44 - 14.02  2,376,804       --               0.90         3.77 - 13.93
                                         2005   129,221 11.71 - 12.31  1,587,237       --               0.90         7.63 - 10.16
                                         2004   101,110 11.06 - 11.33  1,143,358       --               0.90          5.78 - 6.73
                                         2003    60,439 10.46 - 10.62    643,451       --               0.90        37.84 - 39.08

  MIST Harris Oakmark International      2007 1,335,770 19.20 - 20.20 26,700,786     0.89               0.90      (1.74) - (0.83)
   Investment Division                   2006 1,060,490 19.54 - 20.37 21,411,537     2.33               0.90        28.05 - 29.18
                                         2005   636,793 15.26 - 15.77  9,973,856     0.16               0.90        13.47 - 14.48
                                         2004   289,245 13.45 - 13.77  3,963,209     0.04               0.90        19.73 - 20.80
                                         2003    71,528 11.23 - 11.40    813,505     1.84               0.90        34.16 - 35.37

  MIST Legg Mason Partners Aggressive    2007   893,124   7.54 - 8.82  7,804,601     0.22               0.90          1.71 - 2.56
   Growth Investment Division            2006   908,926   7.37 - 8.60  7,744,433       --        0.48 - 0.90      (2.53) - (1.60)
                                         2005   844,525   7.50 - 8.74  7,322,996       --        0.48 - 0.90        12.83 - 13.84
                                         2004   741,720   6.60 - 7.68  5,657,453       --        0.48 - 0.90          7.85 - 8.82
                                         2003   582,357   6.10 - 7.06  4,086,776       --        0.60 - 0.90        23.37 - 29.93

  MIST Lord Abbett Growth and Income     2007   539,972         11.65  6,289,386     1.00               0.00                 4.02
   Investment Division                   2006   523,423         11.20  5,861,368     0.03        0.40 - 0.60                18.05
                                         2005   342,402  9.49 - 12.19  4,160,587     0.10        0.40 - 0.60          3.68 - 4.62
                                         2004   280,704  9.15 - 11.65  3,254,684     0.49        0.40 - 0.60        11.22 - 12.92
                                         2003   199,532  8.10 - 10.47  2,083,614     0.70               0.60        29.15 - 32.18

  MIST Neuberger Berman Real Estate      2007 1,071,638 16.76 - 17.32 18,432,903     1.09               0.90    (15.57) - (14.81)
   Investment Division                   2006   939,464 19.85 - 20.33 18,987,194     1.01        0.40 - 0.90        36.70 - 37.93
                                         2005   503,432 14.52 - 14.74  7,394,991       --        0.40 - 0.90        12.60 - 13.61
                                         2004   151,740 12.90 - 12.97  1,964,753     3.30        0.40 - 0.90        28.97 - 29.74

  MIST Van Kampen Mid Cap Growth         2007     2,000         15.69     31,371       --               0.00                23.52
   Investment Division

  MIST Lord Abbett Mid-Cap Value         2007     4,638         14.34     66,500     0.94               0.00                 0.63
   Investment Division                   2006     2,988         14.25     42,580     0.54        0.48 - 0.60                12.16
                                         2005     2,543         12.71     32,304     0.86        0.48 - 0.60                 8.05
                                         2004        21         11.76        246     0.72               0.60                17.59

  MIST Third Avenue Small Cap Value      2007    24,943         15.28    381,064     0.85               0.00               (2.98)
   Investment Division                   2006    17,494         15.75    275,584     0.11        0.48 - 0.60                13.11
                                         2005     2,073         13.92     28,860       --        0.40 - 0.60                15.48
                                         2004       366         12.06      4,407     0.55               0.40                20.58

  MIST Oppenheimer Capital Appreciation  2007    70,634 13.27 - 13.59    955,427     0.11               0.90        13.42 - 14.49
   Investment Division                   2006    27,796 11.70 - 11.87    329,300     0.26               0.90          6.88 - 7.78
                                         2005    10,588 10.95 - 11.01    116,310     0.13               0.90          9.21 - 9.86

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31
                                                ------------------------------------
                                                           UNIT VALUE/1/
                                                            LOWEST TO       NET
                                                  UNITS    HIGHEST ($)   ASSETS ($)
                                                ---------- ------------- -----------
  MIST Legg Mason Value Equity             2007    511,093 10.02 - 11.42   5,435,902
   Investment Division                     2006    490,888 10.73 - 12.11   5,537,660

  MIST Cyclical Growth ETF                 2007     56,164 11.24 - 11.41     639,459
   Investment Division                     2006     16,395 10.71 - 10.77     176,315

  MIST Cyclical Growth and Income ETF      2007     30,551 11.18 - 11.35     345,473
   Investment Division                     2006     10,875 10.67 - 10.73     116,548

  MIST PIMCO Inflation Protected Bond      2007     80,592 11.16 - 11.33     911,539
   Investment Division                     2006     12,722 10.14 - 10.20     129,728

  MIST BlackRock Large-Cap Core            2007 15,352,126 10.08 - 44.64 436,975,682
   Investment Division/b/

  MIST Janus Forty Investment Division/b/  2007    281,380 12.33 - 12.40   3,487,948

  American Century VP Vista                2007      1,642         17.75      29,133
   Investment Division                     2006      1,963         12.70      24,927
                                           2005      1,252         11.65      14,583

  Delaware VIP Small Cap Value             2007     67,044         15.30   1,025,844
   Investment Division                     2006     31,911         16.42     524,104
                                           2005      9,876         14.17     139,966

  Dreyfus MidCap Stock                     2007     23,628         13.61     321,586
   Investment Division                     2006      7,996         11.35      90,768

  Dreyfus Emerging Leaders                 2007         --            --          --
   Investment Division/a/                  2006        931         12.76      11,878
                                           2005        916         11.81      10,821

  Dreyfus International Value              2007     42,550         16.48     701,093
   Investment Division                     2006     45,198         15.85     716,432
                                           2005     14,559         12.95     188,477
                                           2004      1,371          11.6      15,540

  Goldman Sachs Mid Cap Value              2007     84,789         14.28   1,210,921
   Investment Division                     2006     18,362         14.38     263,966
                                           2005      3,769         12.38      46,646
                                           2004      1,123         10.97      12,276

  Goldman Sachs Structured Small Cap       2007     12,264         10.97     134,527
   Equity Investment Division              2006      6,743         13.29      89,590
                                           2005      4,239         11.83      50,166

  MFS High Income                          2007      1,776         12.36      21,944
   Investment Division                     2006      6,738         12.17      82,011
                                           2005      6,238         11.07      69,027
                                           2004      4,700         10.84          51

                                                  FOR THE YEAR ENDED DECEMBER 31
                                           --------------------------------------------
                                           INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                              INCOME        LOWEST TO       LOWEST TO
                                            RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                           ------------  ---------------  ---------------
  MIST Legg Mason Value Equity                   --               0.90    (6.62) - (5.70)
   Investment Division                         0.16        0.48 - 0.90       7.73 - 27.65

  MIST Cyclical Growth ETF                       --               0.90        4.95 - 5.94
   Investment Division                         2.52               0.90        7.10 - 7.70

  MIST Cyclical Growth and Income ETF            --               0.90        4.78 - 5.78
   Investment Division                         3.14               0.90        6.70 - 7.30

  MIST PIMCO Inflation Protected Bond          1.27               0.90      10.06 - 11.08
   Investment Division                           --               0.90        1.40 - 2.00

  MIST BlackRock Large-Cap Core                  --        0.45 - 0.90        0.80 - 6.77
   Investment Division/b/

  MIST Janus Forty Investment Division/b/        --               0.90      23.30 - 24.00

  American Century VP Vista                      --               0.00              39.76
   Investment Division                           --               0.40               9.03
                                                 --               0.40               8.13

  Delaware VIP Small Cap Value                 0.21               0.00             (6.82)
   Investment Division                         0.02               0.48              15.86
                                               0.26               0.48              17.85

  Dreyfus MidCap Stock                         0.31               0.00              19.91
   Investment Division                         0.20               0.48             (8.96)

  Dreyfus Emerging Leaders                       --               0.00               4.94
   Investment Division/a/                        --               0.60               8.05
                                                 --               0.60               4.75

  Dreyfus International Value                  1.66               0.00               3.97
   Investment Division                           --        0.40 - 0.48              22.35
                                                 --        0.40 - 0.48              11.69
                                                 --               0.40              15.99

  Goldman Sachs Mid Cap Value                  1.16               0.00             (0.70)
   Investment Division                         1.82        0.40 - 0.48              16.17
                                               0.91        0.40 - 0.48              12.83
                                               1.17        0.40 - 0.48               9.71

  Goldman Sachs Structured Small Cap           0.51               0.00            (17.46)
   Equity Investment Division                  0.87               0.48              12.30
                                               0.45               0.48               6.07

  MFS High Income                              9.79               0.00               1.56
   Investment Division                         5.42        0.40 - 0.48               9.98
                                              11.32        0.40 - 0.48               2.05
                                                 --               0.48               8.43

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                AS OF DECEMBER 31               FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------  -------------------------------------------
                                                 UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                  LOWEST TO       NET        INCOME        LOWEST TO       LOWEST TO
                                          UNITS  HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                         ------- ------------  ---------- ------------  ---------------  --------------
  MFS Global Equity                 2007   3,948    16.35         64,569      1.71               0.00         8.93
   Investment Division              2006   1,789    15.01         26,856        --        0.40 - 0.48        24.04

  MFS New Discovery                 2007     253    12.89          3,269        --               0.00         2.25
   Investment Division

  MFS Value Investment Division     2007   2,966    15.48         45,933        --               0.00         7.56

  Van Kampen Government             2007   1,920    11.83         22,716      5.06               0.00         6.96
   Investment Division              2006   1,342    11.06         14,833      4.52               0.40         3.14
                                    2005   1,272    10.72         13,636        --               0.40         3.28

  Wells Fargo VT Total Return Bond  2007   9,697    11.70        113,479      4.64               0.00         6.17
   Investment Division              2006   5,553    11.02         61,191      4.43               0.40         3.79
                                    2005   1,620    10.62         17,199      3.06               0.40         1.90

  Wells Fargo VT Money Market       2007 181,995    11.27      2,051,734      4.42               0.00         4.64
   Investment Division              2006  91,188    10.77        982,114      2.41               0.40         4.39

  Wells Fargo VT Asset Allocation   2007      --    13.70             --        --               0.00         7.62
   Investment Division/a/           2006     907    12.73         11,546      0.99               0.40        12.11

  Wells Fargo VT Large Company      2007      --    12.13             --        --               0.00         7.54
   Growth Investment Division/a/    2006  17,802    11.28        200,720        --               0.40         2.39
                                    2005     772    11.02          8,511      0.23               0.40         5.70
                                    2004     416    10.42          4,335        --               0.40         4.23

  Wells Fargo VT Equity Income      2007      --    13.88             --        --               0.00         2.89
   Investment Division/a/           2006     653    13.49          8,813      1.55               0.40        18.51
                                    2005     727    11.38          8,282      1.79               0.40         5.38
                                    2004     402    10.80          4,341        --               0.40         8.03

1 The Company sells a number of variable life products, which have unique combinations of features and fees that are charged against the policy owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.
2 These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Division invests.
3 These amounts represent the annualized policy expenses of the Separate
  Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.
4 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual policy total returns are not within the ranges presented.
a For the period January 1, 2007 to April 27, 2007.
b For the period April 30, 2007 to December 31, 2007.

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                               NEW YORK, NY 10166

                                    RECEIPT


This is to acknowledge receipt of an Equity Advantage VUL Prospectus (Book #252) dated April 28, 2008. This Variable Life Insurance Policy is offered by Metropolitan Life Insurance Company.


-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                              EQUITY ADVANTAGE VUL


                                Flexible Premium
                        Variable Life Insurance Policies
                                   Issued by
                    Metropolitan Life Separate Account UL of
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                            New York, New York 10166

     This prospectus offers individual flexible premium variable life insurance policies (the "Policies") issued by Metropolitan Life Insurance Company ("MetLife").

     You allocate net premiums among the Investment Divisions of Metropolitan Life Separate Account UL (the "Separate Account"). Each Investment Division of the Separate Account invests in shares of one of the following "Portfolios":


METROPOLITAN SERIES FUND, INC.--Class A

BlackRock Aggressive Growth Portfolio

BlackRock Large Cap Value Portfolio


Davis Venture Value Portfolio


FI Value Leaders Portfolio


Harris Oakmark Focused Value Portfolio


Lehman Brothers(R) Aggregate Bond Index Portfolio

Loomis Sayles Small Cap Portfolio

MetLife Stock Index Portfolio

MFS(R) Total Return Portfolio

Neuberger Berman Mid Cap Value Portfolio

Oppenheimer Global Equity Portfolio

Western Asset Management Strategic Bond

  Opportunities Portfolio
Western Asset Management U.S. Government Portfolio
MetLife Conservative Allocation Portfolio
MetLife Conservative to Moderate Allocation Portfolio
MetLife Moderate Allocation Portfolio
MetLife Moderate to Aggressive Allocation Portfolio
MetLife Aggressive Allocation Portfolio


MET INVESTORS SERIES TRUST--Class A


Clarion Global Real Estate Portfolio


Dreman Small Cap Value Portfolio

Harris Oakmark International Portfolio
Janus Forty Portfolio

Lazard Mid Cap Portfolio

Legg Mason Partners Aggressive Growth Portfolio
Legg Mason Value Equity Portfolio
Lord Abbett Bond Debenture Portfolio
Met/AIM Small Cap Growth Portfolio

Met/Franklin Income Portfolio


Met/Franklin Mutual Shares Portfolio


Met/Franklin Templeton Founding Strategy Portfolio


Met/Templeton Growth Portfolio

MFS(R) Research International Portfolio

PIMCO Inflation Protected Bond Portfolio

PIMCO Total Return Portfolio

Van Kampen Mid Cap Growth Portfolio



AMERICAN FUNDS INSURANCE SERIES(R)--Class 2

American Funds Bond Fund
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund

     You may also allocate net premiums to our Fixed Account. Special limits may apply to Fixed Account transfers and withdrawals.

     You receive Fixed Account performance until 20 days after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy's cash value according to your instructions.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     WE DO NOT GUARANTEE HOW ANY OF THE INVESTMENT DIVISIONS OR PORTFOLIOS WILL PERFORM. THE POLICIES AND THE PORTFOLIOS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


     THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY.


                                 APRIL 28, 2008

                               TABLE OF CONTENTS


                                                              PAGE
                                                              -----
SUMMARY OF BENEFITS AND RISKS...............................    A-4
     Benefits of the Policy.................................    A-4
     Risks of the Policy....................................    A-5
     Risks of the Portfolios................................    A-7
FEE TABLES..................................................    A-7
     Transaction Fees.......................................    A-7
     Periodic Charges Other Than Portfolio Operating
      Expenses..............................................    A-9
     Annual Portfolio Operating Expenses....................   A-12
HOW THE POLICY WORKS........................................   A-14
THE COMPANY, THE SEPARATE ACCOUNT AND THE PORTFOLIOS........   A-15
     The Company............................................   A-15
     The Separate Account...................................   A-15
     The Portfolios.........................................   A-15
     Share Classes of the Portfolios........................   A-17
     Certain Payments We Receive with Regard to the
      Portfolios............................................   A-18
     Selection of the Portfolios............................   A-18
     Voting Rights..........................................   A-19
     Rights Reserved by MetLife.............................   A-19
THE POLICIES................................................   A-19
     Purchasing a Policy....................................   A-19
     Replacing Existing Insurance...........................   A-20
     Policy Owner and Beneficiary...........................   A-20
     24 Month Conversion Right..............................   A-20
     Exchange Right.........................................   A-21
PREMIUMS....................................................   A-21
     Flexible Premiums......................................   A-21
     Amount Provided for Investment under the Policy........   A-21
     Right to Examine Policy................................   A-22
     Allocation of Net Premiums.............................   A-22
RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE'S
  DESIGNATED OFFICE.........................................   A-23
     Payment of Proceeds....................................   A-24
CASH VALUE..................................................   A-24
DEATH BENEFITS..............................................   A-25
     Death Proceeds Payable.................................   A-26
     Change in Death Benefit Option.........................   A-26
     Increase in Face Amount................................   A-27
     Reduction in Face Amount...............................   A-27
SURRENDERS AND PARTIAL WITHDRAWALS..........................   A-27
     Surrender..............................................   A-27
     Partial Withdrawal.....................................   A-28

                                                              PAGE
                                                              -----
TRANSFERS...................................................   A-29
     Transfer Option........................................   A-29
AUTOMATED INVESTMENT STRATEGIES.............................   A-31
LOANS.......................................................   A-32
LAPSE AND REINSTATEMENT.....................................   A-33
     Lapse..................................................   A-33
     Reinstatement..........................................   A-34
ADDITIONAL BENEFITS BY RIDER................................   A-34
THE FIXED ACCOUNT...........................................   A-35
     General Description....................................   A-35
     Values and Benefits....................................   A-36
     Policy Transactions....................................   A-36
CHARGES.....................................................   A-36
     Deductions from Premiums...............................   A-37
     Surrender Charge.......................................   A-38
     Partial Withdrawal Charge..............................   A-38
     Transfer Charge........................................   A-39
     Illustration of Benefits Charge........................   A-39
     Monthly Deduction from Cash Value......................   A-39
     Loan Interest Spread...................................   A-41
     Charges Against the Portfolios and the Investment
      Divisions of the Separate Account.....................   A-41
TAX CONSIDERATIONS..........................................   A-41
     Introduction...........................................   A-41
     Tax Status of the Policy...............................   A-42
     Tax Treatment of Policy Benefits.......................   A-42
     MetLife's Income Taxes.................................   A-46
DISTRIBUTION OF THE POLICIES................................   A-46
LEGAL PROCEEDINGS...........................................   A-48
RESTRICTIONS ON FINANCIAL TRANSACTIONS......................   A-48
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............   A-48
FINANCIAL STATEMENTS........................................   A-48
GLOSSARY....................................................   A-49
APPENDIX A: GUIDELINE PREMIUM TEST AND CASH VALUE
  ACCUMULATION TEST.........................................   A-50
APPENDIX B: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND
  CASH SURRENDER VALUES.....................................   A-51

                         SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

DEATH PROCEEDS. The Policy is designed to provide insurance protection. Upon receipt of satisfactory proof of the death of the insured, we pay death proceeds to the beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the insured's death plus any additional insurance provided by rider, less any outstanding loan and accrued loan interest.

CHOICE OF DEATH BENEFIT OPTION. You may choose among three death benefit options:

     -- a level death benefit that equals the Policy's face amount,

     -- a variable death benefit that equals the Policy's face amount plus the Policy's cash value, and

     -- a combination variable and level death benefit that equals the Policy's face amount plus the Policy's cash value until the insured attains age 65 and equals the Policy's face amount thereafter.

The death benefit under any option could increase to satisfy Federal tax law requirements if the cash value reaches certain levels. After the first Policy year you may change your death benefit option, subject to our underwriting rules. A change in death benefit option may have tax consequences.

PREMIUM FLEXIBILITY. You can make premium payments based on a schedule you determine, subject to some limits. You may change your payment schedule at any time or make a payment that does not correspond to your schedule. We can, however, limit or prohibit payments in some situations.

RIGHT TO EXAMINE THE POLICY. During the first ten days following your receipt of the Policy, you have the right to return the Policy to us. If you exercise this right, we will refund the premiums you paid.


INVESTMENT OPTIONS. You can allocate your net premiums and cash value among your choice of thirty-nine Investment Divisions in the Separate Account, each of which corresponds to a mutual fund portfolio, or "Portfolio." The Portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds, asset allocation funds and funds that invest in exchange-traded funds. You may also allocate premiums and cash value to our Fixed Account which provides guarantees of interest and principal. You may change your allocation of future premiums at any time.


PARTIAL WITHDRAWALS. You may withdraw cash surrender value from your Policy at any time after the first Policy anniversary. The minimum amount you may withdraw is $500. We reserve the right to limit partial withdrawals to no more than 90% of the Policy's cash surrender value. We may limit the number of partial withdrawals to 12 per Policy year or impose a processing charge of $25 for each partial withdrawal. Partial withdrawals may have tax consequences.


TRANSFERS AND AUTOMATED INVESTMENT STRATEGIES. You may transfer your Policy's cash value among the Investment Divisions or between the Investment Divisions and the Fixed Account. The minimum amount you may transfer is $50, or if less, the total amount in the Investment Division or the Fixed Account. We may limit the number of transfers among the Investment Divisions and the Fixed Account to no more than four per Policy year. We may impose a processing charge of $25 for each transfer. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.) We offer four automated investment strategies that allow you to periodically transfer or reallocate your cash value among the Investment Divisions and the Fixed Account. (See "Automated Investment Strategies.")

LOANS. You may borrow from the cash value of your Policy. The minimum amount you may borrow is $500. The maximum amount you may borrow is an amount equal to the Policy's cash value net of the Surrender Charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest credits through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 4.0% for the first ten Policy years and 3.0% thereafter. We credit interest at an annual rate of at least 3.0% on amounts we hold as collateral to support your loan. Loans may have tax consequences.

SURRENDERS. You may surrender the Policy for its cash surrender value at any time. Cash surrender value equals the cash value reduced by any Policy loan and accrued loan interest and by any applicable Surrender Charge. A surrender may have tax consequences.


TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in cash value should not be taxable to you. As long as your Policy is not a modified endowment contract, partial withdrawals should be non-taxable until you have withdrawn an amount equal to your total investment in the Policy. Death benefits paid to your beneficiary should generally be free of Federal income tax. Death benefits may be subject to estate taxes.


CONVERSION RIGHT. During the first two Policy years, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy that we agree to, and that is issued by us or an affiliate that we name. We will make the exchange without evidence of insurability.

SUPPLEMENTAL BENEFITS AND RIDERS. We offer a variety of riders that provide supplemental benefits under the Policy. We generally deduct any monthly charges for these riders as part of the Monthly Deduction. Your registered representative can help you determine whether any of these riders are suitable for you.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

INVESTMENT RISK. If you invest your Policy's cash value in one or more of the Investment Divisions, then you will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could lapse without value, unless you pay additional premium. If you allocate cash value to the Fixed Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 3%.


SURRENDER AND WITHDRAWAL RISKS. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and should not be used as a short-term savings vehicle. If you surrender the Policy within the first ten Policy years (or within the first ten Policy years following a face amount increase), you will be subject to a Surrender Charge as well as income tax on any gain that is distributed or deemed to be distributed from the Policy. You will also be subject to a Surrender Charge if you make a partial withdrawal from the Policy within the first ten Policy years (or the first ten Policy years following the face amount increase) if the partial withdrawal reduces the face amount (or the face amount increase). If you surrender the Policy in the first Policy year (or in the first year following a face amount increase) we will also deduct an amount equal to the remaining first year Coverage Expense Charges.


You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges determine the cash surrender value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

RISK OF LAPSE. Your Policy may lapse if you have paid an insufficient amount of premiums or if the investment experience of the Investment Divisions is poor. If your cash surrender value is not enough to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Your Policy generally will not lapse if you pay certain required premium amounts and you are therefore protected by a Guaranteed Minimum Death Benefit. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.


TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, the rules are not entirely clear if your Policy is issued on a substandard basis. The death benefit under the Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's cash value will be taxed currently.


Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your Policy becomes a modified endowment contract, surrenders, partial withdrawals and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age
59 1/2 at the time of the surrender, partial withdrawal or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

See "Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

LOAN RISKS. A Policy loan, whether or not repaid, will affect the cash value of your Policy over time because we subtract the amount of the loan from the Investment Divisions and/or Fixed Account as collateral, and hold it in our Loan Account. This loan collateral does not participate in the investment experience of the Investment Divisions or receive any higher current interest rate credited to the Fixed Account.

We also reduce the amount we pay on the insured's death by the amount of any outstanding loan and accrued loan interest. Your Policy may lapse if your outstanding loan and accrued loan interest reduces the cash surrender value to zero.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans and partial withdrawals reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

LIMITATIONS ON CASH VALUE IN THE FIXED ACCOUNT. Transfers to and from the Fixed Account must generally be in amounts of $50 or more. Partial withdrawals from the Fixed Account must be in amounts of $500 or more. The total amount of transfers and withdrawals from the Fixed Account in a Policy year may generally not exceed the greater of 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the year, or the maximum transfer amount for the preceding Policy year. We may also limit the number of transfers and partial withdrawals and may impose a processing charge for transfers and partial withdrawals. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.

TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE PORTFOLIOS


A comprehensive discussion of the risks associated with each of the Portfolios can be found in the Portfolio prospectuses. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.


                                   FEE TABLES

     The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers cash value among accounts.

     If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, sex, or risk class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Designated Office. Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the insured's age and risk class, the death benefit option, face amount, planned periodic premiums and riders requested.

TRANSACTION FEES

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Sales Charge Imposed   On payment of premium    2.25% of premiums paid   2.25% of each premium
 on Premiums                                     up to the Target         paid
                                                 Premium per Policy
                                                 year(1)
---------------------------------------------------------------------------------------------------
 Premium Tax Imposed    On payment of premium    2.0% in all Policy       2.0% in all Policy years
 on Premiums                                     years
---------------------------------------------------------------------------------------------------
 Federal Tax Imposed    On payment of premium    1.25% in all Policy      1.25% in all Policy years
 on Premiums                                     years
---------------------------------------------------------------------------------------------------

(1) The target premium varies based on individual characteristics, including the insured's issue age, risk class and except for unisex policies, sex.

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Surrender Charge(1)    On surrender, lapse, or
                        face amount reduction
                        in the first ten Policy
                        years (and, with
                        respect to a face
                        amount increase, in the
                        first ten Policy years
                        after the increase)
  Minimum and Maximum                            In Policy year 1, $3.75  In Policy year 1, $3.75
  Charge                                         to $38.25 per $1,000 of  to $38.25 per $1,000 of
                                                 base Policy face         base Policy face
                                                 amount(2)                amount(2)

  Charge in the first                            $14.00 per $1,000 of     $14.00 per $1,000 of base
  Policy year for a                              base Policy face amount  Policy face amount
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Transfer Charge(3)     On transfer of cash      Not currently charged    $25 for each transfer
                        value among Investment
                        Divisions and to and
                        from the Fixed Account
---------------------------------------------------------------------------------------------------
 Partial Withdrawal     On partial withdrawal    Not currently charged    $25 for each partial
 Charge                 of cash value                                     withdrawal(4)
---------------------------------------------------------------------------------------------------
 Illustration of        On provision of each     Not currently charged    $25 per illustration
 Benefits Charge        illustration in excess
                        of one per year
---------------------------------------------------------------------------------------------------


(1) The Surrender Charge varies based on individual characteristics, including the insured's issue age, risk class, sex (except for unisex policies), smoker status, and the Policy's face amount. The Surrender Charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the Surrender Charge and other charges that would apply for a particular insured by contacting your registered representative.


(2) No Surrender Charge will apply on up to 10% of cash surrender value withdrawn each year. The Surrender Charge will remain level for one to three Policy years, and will then begin to decline on a monthly basis until it reaches zero in the last month of the tenth Policy year. The Surrender Charge applies to requested face amount reductions as well as to face amount reductions resulting from a change in death benefit option.



(3) The Portfolios in which the Investment Divisions invest may impose a redemption fee on shares held for a relatively short period.



(4) If imposed, the partial withdrawal charge would be in addition to any Surrender Charge that is imposed.

     The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Cost of Insurance(1)
  Minimum and Maximum   Monthly                  $.01 to $83.33 per       $.02 to $83.33 per $1,000
  Charge                                         $1,000 of net amount at  of net amount at risk(2)
                                                 risk(2)
  Charge in the first   Monthly                  $.02 per $1,000 of net   $.09 per $1,000 of net
  Policy year for a                              amount at risk           amount at risk
  male insured, age
  35, in the preferred
  nonsmoker risk class
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Policy Charge(3)
  Policy face amount    Monthly                  $12 in Policy year 1     $12 in Policy year 1
  less than $50,000                              $9 in Policy years 2+    $9 in Policy years 2+
  Policy face amount    Monthly                  $15 in Policy year 1     $15 in Policy year 1
  of $50,000 or                                  $8 in Policy years 2+    $8 in Policy years 2+
  greater but less
  than $250,000
---------------------------------------------------------------------------------------------------
 Mortality and Expense  Monthly                  .60% in Policy years     .80% in Policy years 1-10
 Risk Charge (annual                             1-10                     .35% in Policy years
 rate imposed on cash                            .35% in Policy years     11-19
 value in the Separate                           11-19                    .20% in Policy years
 Account)(4)                                     .20% in Policy years     20-29
                                                 20-29                    .05% in Policy years 30+
                                                 .05% in Policy years
                                                 30+
---------------------------------------------------------------------------------------------------
 Coverage Expense
 Charge(5)
  Minimum and           Monthly                  $.04 to $2.30 per        $.04 to $2.30 per $1,000
  Maximum Charge                                 $1,000 of base Policy    of base Policy face
                                                 face amount in first     amount
                                                 eight Policy years(6)
  Charge for a male     Monthly                  $.16 per $1,000 of base  $.16 per $1,000 of base
  insured, age 35, in                            Policy face amount in    Policy face amount
  the preferred                                  first eight Policy
  nonsmoker risk class                           years(6)
  with a base Policy
  face amount of
  $300,000
---------------------------------------------------------------------------------------------------
 Loan Interest          Annually (or on loan     1.00% of loan            1.00% of loan collateral
 Spread(7)              termination, if          collateral in Policy     in Policy years 1-10
                        earlier)                 years 1-10
---------------------------------------------------------------------------------------------------


(1) The cost of insurance charge varies based on individual characteristics, including the Policy's face amount and the insured's age, risk class and, except for unisex policies, sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular insured by contacting your registered representative.

(2) The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 3% per year) and the Policy's cash value.


(3) No Policy Charge applies to Policies issued with face amounts equal to or greater than $250,000.


(4) The Mortality and Expense Risk Charge depends on the Policy's net cash value. The percentages shown in the Current Amount Deducted column apply if the Policy's net cash value is less than an amount equal to five Target Premiums. The percentages decrease as the Policy's net cash value, measured as a multiple of Target Premiums increases. If the Policy's net cash value is equal to or greater than five but less than ten Target Premiums, the charge is 0.55% in Policy years 1-10, 0.30% in Policy years 11-19, 0.15% in Policy years 20-29 and 0.05% thereafter. If the Policy's cash value is equal to or greater than ten but less than 20 Target Premiums, the charge is 0.30% in Policy years 1-10, 0.15% in Policy years 11-19, 0.10% in Policy years 20-29 and 0.05% thereafter. If the Policy's net cash value is equal to 20 or more Target Premiums, the charge is 0.15% in Policy years 1-10, 0.10% in Policy years 11-19, and 0.05% thereafter.


(5) If you surrender the Policy in the first Policy year (or in the first year following a face amount increase) we will deduct from the surrender proceeds an amount equal to the Coverage Expense Charges due for the remainder of the first Policy year (or the first year following the face amount increase). If the Policy's face amount is reduced in the first year following a face amount increase, we will deduct from the cash value an amount equal to the Coverage Expense Charges due for the remainder of the first year following the face amount increase.


(6) The Coverage Expense Charge is imposed in Policy years 1-8 and, with respect to a requested face amount increase, during the first eight years following the increase.

(7) We charge interest on Policy loans at an effective rate of 4.0% per year in Policy years 1-10 and 3.0% thereafter. Cash value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 3% per year. The loan interest spread is the difference between these interest rates.

CHARGES FOR OPTIONAL FEATURES (RIDERS):


---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Guaranteed Survivor
 Income Benefit Rider
  Minimum and Maximum   Monthly                  $.01 to $1.08 per        $.01 to $83.33 per $1,000
  Charge                                         $1,000 of Eligible       of Eligible Death Benefit
                                                 Death Benefit
  Charge for a male     Monthly                  $.02 per $1,000 of       $.02 per $1,000 of
  insured, age 35, in                            Eligible Death Benefit   Eligible Death Benefit
  the preferred
  nonsmoker risk class
  with an Eligible
  Death Benefit of
  $300,000
---------------------------------------------------------------------------------------------------
 Children's Term        Monthly                  $.40 per $1,000 of       $.40 per $1,000 of rider
 Insurance Rider                                 rider face amount        face amount
---------------------------------------------------------------------------------------------------
 Waiver of Monthly
 Deduction Rider
  Minimum and Maximum   Monthly                  $.00 to $61.44 per $100  $.00 to $61.44 per $100
  Charge                                         of Monthly Deduction     of Monthly Deduction
  Charge in the first   Monthly                  $6.30 per $100 of        $6.30 per $100 of Monthly
  Policy year for a                              Monthly Deduction        Deduction
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Waiver of Specified
 Premium Rider
  Minimum and Maximum   Monthly                  $.00 to $21.75 per $100  $.00 to $21.75 per $100
  Charge                                         of Specified Premium     of Specified Premium
  Charge in the first   Monthly                  $3.00 per $100 of        $3.00 per $100 of
  Policy year for a                              Specified Premium        Specified Premium
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  CURRENT AMOUNT DEDUCTED  MAXIMUM AMOUNT DEDUCTIBLE
---------------------------------------------------------------------------------------------------
 Options to Purchase
 Additional Insurance
 Coverage Rider
  Minimum and Maximum   Monthly                  $.02 to $.25 per $1,000  $.02 to $.25 per $1,000
  Charge                                         of Option amount         of Option amount
  Charge for a male     Monthly                  $.03 per $1,000 of       $.03 per $1,000 of Option
  insured, age 35, in                            Option amount            amount
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Option to Purchase
 Long Term Care
 Insurance Rider
  Minimum and Maximum   Monthly                  $.20 to $1.88 per $10    $.20 to $1.88 per $10 of
  Charge                                         of initial daily         initial daily benefit
                                                 benefit amount           amount
  Charge for a male     Monthly                  $.37 per $10 of initial  $.37 per $10 of initial
  insured, age 35, in                            daily benefit amount     daily benefit amount
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Accidental Death
 Benefit Rider
  Minimum and Maximum   Monthly                  $.00 to $.34 per $1,000  $.00 to $83.33 per $1,000
  Charge                                         of rider face amount     of rider face amount
  Charge in the first   Monthly                  $.05 per $1,000 of       $.08 per $1,000 of rider
  Policy year for a                              rider face amount        face amount
  male insured, age
  35, in the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
 Guaranteed Minimum
 Death Benefit Rider
  Minimum and Maximum   Monthly                  $.01 to $.04 per $1,000  $.01 to $83.33 per $1,000
  Charge                                         of net amount at risk    of net amount at risk
  Charge for a male     Monthly                  $.01 per $1,000 of net   $.01 per $1,000 of net
  insured, age 35, in                            amount at risk           amount at risk
  the preferred
  nonsmoker risk class
---------------------------------------------------------------------------------------------------
  Acceleration of       At time of benefit       Not currently charged    One-time fee of $150
  Death Benefit Rider   payment
---------------------------------------------------------------------------------------------------
  Overloan Protection   At time of exercise      One-time fee of 3.5% of  One-time fee of 3.5% of
  Rider                                          Policy cash value        Policy cash value
---------------------------------------------------------------------------------------------------

ANNUAL PORTFOLIO OPERATING EXPENSES

     The next table describes the Portfolio fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Portfolios for the fiscal year ended December 31, 2007. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio's fees and expenses is contained in the table that follows and in the prospectus for each Portfolio.


                                                            MINIMUM   MAXIMUM
                                                            -------   -------
Total Annual Eligible Fund Operating Expenses
  (expenses that are deducted from Eligible Fund assets,
  including management fees, distribution (12b-1) fees and
  other expenses).........................................   0.29%     1.09%


     The following table describes the annual operating expenses for each Portfolio for the year ended December 31, 2007, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)


                                                                    ACQUIRED FUND      GROSS TOTAL    FEE WAIVERS      NET TOTAL
                                  MANAGEMENT    OTHER     12B-1        FEES AND          ANNUAL       AND EXPENSE       ANNUAL
                                     FEES      EXPENSES   FEES       EXPENSES(1)        EXPENSES     REIMBURSEMENTS   EXPENSES(2)
         UNDERLYING FUND          ----------   --------   -----   ------------------   -----------   --------------   -----------
METROPOLITAN SERIES FUND,
  INC.--CLASS A
BlackRock Aggressive Growth
  Portfolio......................   0.71%       0.05%       --             --             0.76%             --           0.76%
BlackRock Large Cap Value
  Portfolio......................   0.68%       0.06%       --             --             0.74%             --           0.74%
Davis Venture Value Portfolio....   0.69%       0.04%       --             --             0.73%             --           0.73%
FI Value Leaders Portfolio.......   0.64%       0.07%       --             --             0.71%             --           0.71%
Harris Oakmark Focused Value
  Portfolio......................   0.72%       0.04%       --             --             0.76%             --           0.76%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio................   0.25%       0.05%       --             --             0.30%          0.01%        0.29%(3)
Loomis Sayles Small Cap
  Portfolio......................   0.90%       0.05%       --             --             0.95%          0.05%        0.90%(4)
MetLife Stock Index Portfolio....   0.25%       0.04%       --             --             0.29%          0.01%        0.28%(5)
MFS(R) Total Return Portfolio....   0.53%       0.05%       --             --             0.58%             --           0.58%
Neuberger Berman Mid Cap Value
  Portfolio......................   0.64%       0.05%       --             --             0.69%             --           0.69%
Oppenheimer Global Equity
  Portfolio......................   0.51%       0.10%       --             --             0.61%             --           0.61%
Western Asset Management
  Strategic Bond Opportunities
  Portfolio......................   0.61%       0.05%       --             --             0.66%             --           0.66%
Western Asset Management U.S.
  Government Portfolio...........   0.49%       0.05%       --             --             0.54%             --           0.54%
MetLife Conservative Allocation
  Portfolio......................   0.10%       0.05%       --          0.59%             0.74%          0.05%        0.69%(6)
MetLife Conservative to Moderate
  Allocation Portfolio...........   0.10%       0.01%       --          0.64%             0.75%          0.01%        0.74%(6)
MetLife Moderate Allocation
  Portfolio......................   0.08%       0.01%       --          0.67%             0.76%             --        0.76%(6)
MetLife Moderate to Aggressive
  Allocation Portfolio...........   0.08%       0.01%       --          0.70%             0.79%             --        0.79%(6)
MetLife Aggressive Allocation
  Portfolio......................   0.10%       0.04%       --          0.73%             0.87%          0.04%        0.83%(6)

MET INVESTORS SERIES TRUST--CLASS
  A
Clarion Global Real Estate
  Portfolio......................   0.61%       0.04%       --             --             0.65%             --           0.65%
Dreman Small Cap Value
  Portfolio......................   0.79%       0.13%       --             --             0.92%             --        0.92%(7)
Harris Oakmark International
  Portfolio......................   0.77%       0.09%       --             --             0.86%             --           0.86%
Janus Forty Portfolio............   0.65%       0.05%       --             --             0.70%             --           0.70%
Lazard Mid Cap Portfolio.........   0.69%       0.07%       --             --             0.76%             --           0.76%
Legg Mason Partners Aggressive
  Growth Portfolio...............   0.62%       0.05%       --             --             0.67%             --           0.67%
Legg Mason Value Equity
  Portfolio......................   0.63%       0.04%       --             --             0.67%             --           0.67%
Lord Abbett Bond Debenture
  Portfolio......................   0.49%       0.05%       --             --             0.54%             --           0.54%

                                                                    ACQUIRED FUND      GROSS TOTAL    FEE WAIVERS      NET TOTAL
                                  MANAGEMENT    OTHER     12B-1        FEES AND          ANNUAL       AND EXPENSE       ANNUAL
                                     FEES      EXPENSES   FEES       EXPENSES(1)        EXPENSES     REIMBURSEMENTS   EXPENSES(2)
         UNDERLYING FUND          ----------   --------   -----   ------------------   -----------   --------------   -----------
Met/AIM Small Cap Growth
  Portfolio......................   0.86%       0.06%       --             --             0.92%             --           0.92%
Met/Franklin Income Portfolio....   0.80%       0.29%       --             --             1.09%          0.19%        0.90%(8,9)
Met/Franklin Mutual Shares
  Portfolio......................   0.80%       0.29%       --             --             1.09%          0.19%        0.90%(8,9)
Met/Franklin Templeton Founding
  Strategy Portfolio.............   0.05%       0.15%       --          0.87%             1.07%          0.15%        0.92%(8,10)
Met/Templeton Growth Portfolio...   0.70%       0.34%       --             --             1.04%          0.24%        0.80%(8,11)
MFS(R) Research International
  Portfolio......................   0.70%       0.09%       --             --             0.79%             --           0.79%
PIMCO Inflation Protected Bond
  Portfolio......................   0.50%       0.05%       --             --             0.55%             --           0.55%
PIMCO Total Return Portfolio.....   0.48%       0.04%       --             --             0.52%             --        0.52%(7)
Van Kampen Mid Cap Growth
  Portfolio......................   0.70%       0.17%       --             --             0.87%             --           0.87%

AMERICAN FUNDS INSURANCE
  SERIES(R)--Class 2
American Funds Bond Fund.........   0.40%       0.01%     0.25%            --             0.66%             --           0.66%
American Funds Global Small
  Capitalization Fund............   0.70%       0.03%     0.25%            --             0.98%             --           0.98%
American Funds Growth Fund.......   0.32%       0.01%     0.25%            --             0.58%             --           0.58%
American Funds Growth-Income
  Fund...........................   0.26%       0.01%     0.25%            --             0.52%             --           0.52%



(1) Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.



(2) Net Total Annual Expenses do not reflect: (1) voluntary waivers of fees or expenses; contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.



(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.



(4) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio by 0.05%.



(5) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.



(6) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.



(7) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.



(8) The fees and expenses of the Portfolio are estimated for the year ending December 31, 2008.



(9) Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee and reimburse expenses to the extent necessary to limit total operating expenses to 0.90%, excluding 12b-1 fees.



(10) The Portfolio is a "fund of funds" that invests equally in three other portfolios of the Met Investors Series Trust: the Met/ Franklin Income Portfolio, the Met/Franklin Mutual Shares Portfolio and the Met/Templeton Growth Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. The expenses of the underlying portfolios are based upon the weighted average of the estimated total operating expenses of the underlying portfolios, after expense waivers allocated to the portfolios, for the year ending December 31, 2008. Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee to and reimburse expenses to the extent necessary to limit total operating expenses to 0.05%, excluding 12b-1 fees and acquired fund fees and expenses.



(11) Met Investors Advisory, LLC has contractually agreed, for the period April 28, 2008 to April 30, 2009, to limit its fee and reimburse expenses to the extent necessary to limit total operating expenses to 0.80%, excluding 12b-1 fees.


    The fee and expense information regarding the Portfolios was provided by those Portfolios. The American Funds Insurance Series is not affiliated with Metropolitan Life Insurance Company.

    For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies."

                              HOW THE POLICY WORKS
                                  [FLOW CHART]

PREMIUM PAYMENTS

-  Flexible

-  Planned premium options

-  Guaranteed Minimum Death Benefit premium (5-year, 20-year, or to age 65)

CHARGES FROM PREMIUM PAYMENTS


- Sales Load: 2.25% up to Target Premium per Policy year; (maximum 2.25% on all premiums)


-  Premium Tax Charge: 2.0%

-  Charge for Federal Taxes: 1.25%

CASH VALUES

- Net premium payments invested in your choice of Portfolio investments (after an initial period in the Fixed Account) or the Fixed Account

- The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy

-  We do not guarantee the cash value invested in the Portfolios

-  Any earnings you accumulate are generally free of any current income taxes

- You may change the allocation of future net premiums at any time. You may transfer funds among Investment Divisions (and to the Fixed Account). Currently we do not limit the number of Investment Division transfers you can make in a Policy year (subject to restrictions we impose on "market timing" transfers).

- We reserve the right to impose a $25 charge on each partial withdrawal and on each Investment Division transfer (including a transfer between an Investment Division and the Fixed Account).


- We may limit the amount of transfers from (and in some cases to) the Fixed Account


LOANS

-  You may borrow your cash value

-  Loan interest charge is 4.0% in Policy years 1-10 and 3.0% thereafter.

- We transfer loaned funds out of the Fixed Account and the Investment Divisions into the Loan Account where we credit them with not less than 3.0% interest.

RETIREMENT BENEFITS

-  Fixed settlement options are available for policy proceeds

DEATH BENEFIT

-  Level, Variable and combined Level/Variable Death Benefit Options

- Guaranteed not to be less than face amount (less any loan and loan interest) if the Guaranteed Minimum Death Benefit is in effect.


- On or after age 121, under Options A and C, equal to the greater of (1) the face amount of the Policy as of the insured's age 121; and (2) the Policy's cash value. Under Option B, the face amount of the Policy as of the insured's age 121), plus the Policy's cash value.



-  Generally income tax free to named beneficiary; may be subject to estate tax.


DAILY DEDUCTIONS FROM ASSETS OF THE SEPARATE ACCOUNT

- Investment advisory fees and other expenses are deducted from the Portfolio values

BEGINNING OF MONTH CHARGES

- We deduct the cost of insurance protection (reflecting any substandard risk rating) from the cash value each month

-  Any Rider Charges


- Policy Charge: $15.00 per month first year and $8.00 per month thereafter for Policies issued with face amounts of $50,000 or greater, but less than $250,000; $12.00 per month first year and $9.00 per month thereafter for Policies issued with face amounts of less than $50,000.



- Coverage Expense Charge: Monthly charge imposed on base Policy face amount that applies during the first eight Policy years or during the first eight years following a face amount increase (in all years on a guaranteed basis).


- Mortality and Expense Risk Charge applied against the cash value in the Separate Account at a maximum annual rate of .80% in Policy years 1-10; .35% in Policy years 11-19; .20% in Policy years 20-29; and .05% thereafter

SURRENDER CHARGE


- Applies on lapse, surrender, face amount reduction, or partial withdrawal or change in death benefit option that results in face reduction in first ten Policy years (or in the first ten Policy years following a face amount increase). Maximum charge applies in up to the first three Policy years. Thereafter, the charge decreases on a monthly basis over the remaining years of the surrender charge period.


LIVING BENEFITS

- If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive the monthly deduction or a specified amount of monthly premium during the period of disability up to certain limits.

-  You may surrender the Policy at any time for its cash surrender value


- Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender or lapse


- Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value

- Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

                       THE COMPANY, THE SEPARATE ACCOUNT
                               AND THE PORTFOLIOS

THE COMPANY

     Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our principal office is located at 200 Park Avenue, New York, New York 10166. MetLife is licensed to sell life insurance in all states and the District of Columbia, but we only offer the Policies in New York. We are obligated to pay all benefits under the Policies.

THE SEPARATE ACCOUNT

     Metropolitan Life Separate Account UL is the funding vehicle for the Policies and other variable life insurance policies that we issue. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the cash values of the variable life insurance policies issued by the Separate Account. Death benefits in excess of Policy cash value are paid from our general account. Death benefits paid from the general account are subject to the claims-paying ability of MetLife.

THE PORTFOLIOS

     Each Investment Division of the Separate Account invests in a corresponding Portfolio. Each Portfolio is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Portfolios are the Metropolitan Series Fund, Inc., the Met Investors Series Trust and the American Funds Insurance Series. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Portfolios.

     The adviser, sub-adviser and investment objective of each Portfolio are as follows:

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC


ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
BlackRock Aggressive Growth   BlackRock Advisors, Inc.      Maximum capital appreciation.
  Portfolio
BlackRock Large Cap Value     BlackRock Advisors, Inc.      Long-term growth of capital.
  Portfolio
Davis Venture Value           Davis Selected Advisers,      Growth of capital.
  Portfolio                   L.P.(1)
FI Value Leaders Portfolio    Pyramis Global Advisors, LLC  Long-term growth of capital.
Harris Oakmark Focused Value  Harris Associates L.P.        Long-term capital appreciation.
  Portfolio
Lehman Brothers(R) Aggregate  MetLife Investment Advisors   To equal the performance of the
  Bond Index Portfolio        Company, LLC                  Lehman Brothers Aggregate Bond
                                                            Index.
Loomis Sayles Small Cap       Loomis, Sayles & Company,     Long-term capital growth from
  Portfolio                   L.P.                          investments in common stocks or
                                                            other equity securities.
MetLife Stock Index           MetLife Investment Advisors   To equal the performance of the
  Portfolio                   Company, LLC                  Standard & Poor's 500 Composite
                                                            Stock Price Index.

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
MFS(R) Total Return           Massachusetts Financial       Favorable total return through
  Portfolio                   Services Company              investment in a diversified
                                                            portfolio.
Neuberger Berman Mid Cap      Neuberger Berman Management   Capital growth.
  Value Portfolio             Inc.
Oppenheimer Global Equity     OppenheimerFunds, Inc.        Capital appreciation.
  Portfolio
Western Asset Management      Western Asset Management      To maximize total return
  Strategic Bond              Company                       consistent with preservation of
  Opportunities Portfolio                                   capital.
Western Asset Management      Western Asset Management      To maximize total return
  U.S. Government Portfolio   Company                       consistent with preservation of
                                                            capital and maintenance of
                                                            liquidity.
MetLife Conservative          N/A                           A high level of current income,
  Allocation Portfolio                                      with growth of capital as a
                                                            secondary objective.
MetLife Conservative to       N/A                           A high total return in the form of
  Moderate Allocation                                       income and growth of capital, with
  Portfolio                                                 a greater emphasis on income.
MetLife Moderate Allocation   N/A                           A balance between a high level of
  Portfolio                                                 current income and growth of
                                                            capital, with a greater emphasis
                                                            on growth of capital.
MetLife Moderate to           N/A                           Growth of capital.
  Aggressive Allocation
  Portfolio
MetLife Aggressive            N/A                           Growth of capital.
  Allocation Portfolio



MET INVESTORS SERIES TRUST                  ADVISER: MET INVESTORS ADVISORY, LLC



ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
Clarion Global Real Estate    ING Clarion Real Estate       Total return through investment in
  Portfolio                   Securities, L.P.              real estate securities,
                                                            emphasizing both capital
                                                            appreciation and current income.
Dreman Small Cap Value        Dreman Value Management,      Capital appreciation.
  Portfolio                   L.L.C.
Harris Oakmark International  Harris Associates L.P.        Long-term capital appreciation.
  Portfolio
Janus Forty Portfolio         Janus Capital Management LLC  Capital appreciation.
Lazard Mid Cap Portfolio      Lazard Asset Management LLC   Long-term capital appreciation.
Legg Mason Partners           ClearBridge Advisors, LLC     Capital appreciation.
  Aggressive Growth
  Portfolio
Legg Mason Value Equity       Legg Mason Capital            Long-term growth of capital.
  Portfolio                   Management, Inc.
Lord Abbett Bond Debenture    Lord, Abbett & Co. LLC        High current income and the
  Portfolio                                                 opportunity for capital
                                                            appreciation to produce a high
                                                            total return.
Met/AIM Small Cap Growth      Invesco Aim Capital           Long-term growth of capital.
  Portfolio                   Management, Inc.

ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
Met/Franklin Income           Franklin Advisers, Inc.       To maximize income while
  Portfolio                                                 maintaining prospects for capital
                                                            appreciation.
Met/Franklin Mutual Shares    Franklin Mutual Advisers,     Capital appreciation, which may
  Portfolio                   LLC                           occasionally be short-term. The
                                                            Portfolio's secondary investment
                                                            objective is income.
Met/Franklin Templeton        Met Investors Advisory, LLC   Primary seeks capital appreciation
  Founding Strategy                                         and secondarily seeks income.
  Portfolio
Met/Templeton Growth          Templeton Global Advisors     Long-term capital growth.
  Portfolio                   Limited
MFS(R) Research               Massachusetts Financial       Capital appreciation.
  International Portfolio     Services Company
PIMCO Inflation Protected     Pacific Investment            Maximum real return, consistent
  Bond Portfolio              Management Company LLC        with preservation of capital and
                                                            prudent investment management.
PIMCO Total Return Portfolio  Pacific Investment            Maximum total return, consistent
                              Management Company LLC        with the preservation of capital
                                                            and prudent investment management.
Van Kampen Mid Cap Growth     Morgan Stanley Investment,    Capital appreciation.
  Portfolio                   Inc. (d/b/a Van Kampen)



AMERICAN FUNDS INSURANCE SERIES(R)      ADVISER: CAPITAL RESEARCH AND MANAGEMENT
COMPANY


ELIGIBLE FUND                         SUB-ADVISER                  INVESTMENT OBJECTIVE
-------------                         -----------                  --------------------
American Funds Bond Fund      N/A                           Maximize current income and
                                                            preserve capital by investing
                                                            primarily in fixed-income
                                                            securities.
American Funds Global Small   N/A                           Capital appreciation through
  Capitalization Fund                                       stocks.
American Funds Growth Fund    N/A                           Capital appreciation through
                                                            stocks.
American Funds Growth-Income  N/A                           Capital appreciation and income.
  Fund

---------------

(1) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.


FOR MORE INFORMATION REGARDING THE PORTFOLIOS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE PORTFOLIO PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.


     The Portfolios' investment objectives may not be met. The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser or sub-adviser. The investment results of the Portfolios may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other fund.

SHARE CLASSES OF THE PORTFOLIOS


     The Portfolios offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Portfolios may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Portfolio, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the Metropolitan Series Fund, Inc. and the Met Investors

Series Trust, we offer Class A shares only; and for the American Funds Insurance Series, we offer Class 2 shares only.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE PORTFOLIOS

     An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory, LLC) or subadviser of a Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy Owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Portfolio attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of a Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

     We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Portfolios. We will benefit accordingly from assets allocated to the Portfolios to the extent they result in profits to the advisers. (See "Fee Tables--Annual Portfolio Operating Expenses" for information on the management fees paid by the Portfolios and the Statement of Additional Information for the Portfolios for information on the management fees paid by the advisers to the subadvisers.)

     Certain Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Portfolio's 12b-1 Plan, if any, is described in more detail in the Portfolio's prospectus. (See "Fee Tables--Annual Portfolio Expenses" and "Distribution of the Policies.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our Distributor. Payments under a Portfolio's 12b-1 Plan decrease the Portfolio's investment return.

SELECTION OF THE PORTFOLIOS


     We select the Portfolios offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolio's adviser or subadviser is one of our affiliates or whether the Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Portfolios" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to Portfolios advised by our affiliates than those that are not, we may be more inclined to offer Portfolios advised by our affiliates in the variable insurance products we issue. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premium payments and/or transfers of cash value if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Policy owners. We may include Portfolios based on recommendations from selling firms. In some cases, the selling firms may receive payments from the Portfolios they recommend and may benefit accordingly from the allocation of cash value to such Portfolios.

     WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.

     We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Policies.")

VOTING RIGHTS

     We own the Portfolio shares held in the Separate Account and have the right to vote those shares at meetings of the Portfolio shareholders. However, to the extent required by Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.

     We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withhold from voting on, any proposition in the same proportion as the shares held in that Investment Division for all policies for which we have received voting instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote.

     We will vote Portfolio shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of a Portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with an Investment Division's investment objectives. If we do disregard voting instructions, the next semi-annual report to Policy Owners will include a summary of that action and the reasons for it.

RIGHTS RESERVED BY METLIFE

     We and our affiliates may change the voting procedures and vote Portfolio shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add Investment Divisions; (2) to combine Investment Divisions; (3) to substitute shares of another registered open-end management investment company, which may have different fees and expenses, for shares of a Portfolio; (4) to substitute or close an Investment Division to allocations of premium payments or cash value or both, and to existing investments or the investment of future premiums, or both, for any class of Policy or Policy Owner, at any time in our sole discretion; (5) to operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form; (6) to deregister the Separate Account under the Investment Company Act of 1940; (7) to combine it with other Separate Accounts; and (8) to transfer assets supporting the Policies from one Investment Division to another or from the Separate Account to other Separate Accounts, or to transfer assets to our general account as permitted by applicable law. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Separate Account or its investments.

     We will not make any changes without receiving any necessary approval of the SEC and the New York Insurance Department. We will notify you of any changes.

                                  THE POLICIES

PURCHASING A POLICY

     To purchase a Policy, you must submit a completed application and an initial premium to us at our Designated Office. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount. For Policies acquired through a pension or profit sharing plan qualified under Section 401 of the Internal Revenue Code of 1986, the minimum face amount is $25,000.

     The Policies are available for insureds age 85 or younger. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Investment Division performance and cash values. To obtain more information about these other policies, contact our Designated Office or your registered representative.

REPLACING EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we may not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. While the insured is living and the Policy is in force, the Policy Owner may exercise all the rights and options described in the Policy, subject to the terms of any beneficiary designation or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy and assigning the Policy. At the death of the Policy Owner who is not the insured, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Designated Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

24 MONTH CONVERSION RIGHT


     GENERAL RIGHT. Generally, during the first two Policy years, or in the event of a material change in the investment policy of the Separate Account, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy agreed to by us and issued by us or an affiliate that we name provided that you repay any Policy loans and loan interest, and the Policy has not lapsed. We make the exchange without evidence of insurability. The new policy will have the same base Policy face amount as that being exchanged. The new policy will have the same issue age, risk class and Policy Date as the variable life Policy had.

     Contact our Designated Office or your registered representative for more specific information about the 24 Month Conversion Right. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

EXCHANGE RIGHT


     At least once each year you have the option to transfer all of your cash value to the Fixed Account and apply the cash surrender value to a new policy issued by us or an affiliate which provides paid-up insurance. Paid-up insurance is permanent insurance with no further premiums due. The face amount of the new policy of paid-up insurance may be less than the face amount of the Policy.


                                    PREMIUMS

FLEXIBLE PREMIUMS

     Subject to the limits described below, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which consists of a first-year premium amount and an amount for subsequent premium payments. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $50, except with our consent.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule, or on a monthly schedule if payments are drawn directly from your checking account under our pre-authorized checking arrangement. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may make payments by check or through our pre-authorized checking arrangement. You can change your Planned Premium schedule by sending your request to us at our Designated Office. You may not make premium payments on or after the Policy anniversary when the insured reaches age 121, except for premiums required during the grace period.

     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a modified endowment contract and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit." The amount of your "7-pay limit" is shown in your Policy illustration and in your annual Policy statement. If you make a payment that exceeds the "7-pay limit" we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from becoming a modified endowment contract. (See "Tax Considerations.") In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.

     We allocate net payments to your Policy's Investment Divisions as of the date we receive the payments at our Designated Office (or at our Administrative Office in Tampa, Florida), if they are received before the close of regular trading on the New York Stock Exchange. Payments received after that time, or on a day that the New York Stock Exchange is not open, will be allocated to your Policy's Investment Divisions on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     Under our current processing, we treat any payment received by us as a premium payment unless it is clearly marked as a loan repayment.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

     INVESTMENT START DATE. Your initial net premium is credited with Fixed Account interest as of the investment start date. The investment start date is the later of the Policy Date and the date we first receive a premium payment for the Policy at our Designated Office. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, unless you request otherwise, the Policy Date is the date the policy application is approved. Monthly Deductions begin on the Policy Date. You may only make one premium payment with the application. The minimum amount you must pay is set forth in the application. If we decline an application, we refund the premium payment made.

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement beginning on the later of the date the application is signed or on the date of any required medical examination. (See "Death Benefits.")

     PREMIUM ON DELIVERY. If you pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date and the investment start date are the date your premium payment is received at our Designated Office. Monthly Deductions begin on the Policy Date.

     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the Policy application is approved. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the minimum premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate the net premiums to the Policy, adjusted for monthly Policy charges.

RIGHT TO EXAMINE POLICY

     You may cancel the Policy within ten days after you receive it. You may return the Policy to our Designated Office (see "Receipt of Communications and Payments at MetLife's Designated Office") or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid.

ALLOCATION OF NET PREMIUMS


     We allocate your initial net premium to the Investment Divisions and/or the Fixed Account as of the investment start date. We will hold your initial net premium in the Fixed Account for twenty days, and then we make the allocation among the Investment Divisions as you choose. You may allocate any whole percentage to an Investment Division.


     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone, by written request or over the Internet. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     When we allocate net premiums to your Policy's Investment Divisions, we convert them into accumulation units of the Investment Divisions. We determine the number of accumulation units by dividing the dollar amount of the net premium by the accumulation unit value. For your initial premium, we use the accumulation unit value on the investment start date. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See "Cash Value.")

     RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE'S DESIGNATED OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Designated Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

     The Designated Office for various Policy transactions is as follows:


Premium Payments                       MetLife
                                       P.O. Box 371862
                                       Pittsburgh, PA 15250-7862

Payment Inquiries and                  MetLife
Correspondence                         P.O. Box 990083
                                       Hartford, CT 06199-0083

Beneficiary and Ownership              MetLife
Changes                                P.O. Box 990059
                                       Hartford, CT 06199-0059

Surrenders, Loans,                     MetLife
Withdrawals and                        P.O. Box 990090
Investment Division Transfers          Hartford, CT 06199-0090

Cancellations (Right to Examine        MetLife
Policy Period)                         Free Look Unit
                                       P.O. Box 990018
                                       Hartford, CT 06199-0018

Death Claims                           MetLife
                                       P.O. Box 990090
                                       Hartford, CT 06199-0090

Investment Division Transfers and      (800) 638-5000
Other Telephone Transactions and
Inquiries


     You may request a cash value transfer or reallocation of future premiums by written request (which may be telecopied) to us, by telephoning us or over the Internet (subject to our restrictions on "market timing" transfers). To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. To request a transfer over the Internet, you may log on to our website at www.metlife.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Designated Office.

     If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.


PAYMENT OF PROCEEDS

     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Investment Divisions within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at MetLife's Designated Office.") However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Investment Divisions: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted as determined by the SEC, (ii) if the SEC by order permits postponement or determines that an emergency exists that makes payments or Investment Division transfers impractical, or (iii) at any other time when the Portfolios or the Separate Account have the legal right to suspend payment.

     We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, facsimile, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

     Unless otherwise requested, we may apply the Policy's death proceeds to our Total Control Account. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account is an interest-bearing checking account through which you have convenient and complete access to the proceeds, which are maintained in our general account or that of an affiliate. Interest is credited at an effective rate of 3% per year.

                                   CASH VALUE

     Your Policy's total cash value includes its cash value in the Separate Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's Investment Divisions

     -- interest credited to cash value in the Fixed Account

     -- interest credited to amounts held in the Loan Account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial withdrawals

     -- transfers among the Investment Divisions and the Fixed Account.

     The Policy's total cash value in the Separate Account equals the number of accumulation units credited in each Investment Division multiplied by that Investment Division's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to an Investment Division into accumulation units of the Investment Division. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in an Investment Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date).

     The accumulation unit value of an Investment Division depends on the net investment experience of its corresponding Portfolio and reflects fees and expenses of the Portfolio. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for an Investment Division reflects:

     -- the change in net asset value per share of the corresponding Portfolio
        (as of the close of regular trading on the Exchange) from its last value,

     -- the amount of dividends or other distributions from the Portfolio since the last determination of net asset value per share, and

     -- any deductions for taxes that we make from the Separate Account.

     The NIF can be greater or less than one.

                                 DEATH BENEFITS


     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary. Coverage under the Policy generally begins when you pay the initial premium. If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited time that begins on the later of the date we receive the premium payment or the date of any required medical examination. Temporary coverage is not available for proposed insureds who have received medical treatment for, or been diagnosed as having, certain conditions or diseases specified in the temporary insurance agreement. The maximum temporary coverage is the lesser of the amount of insurance applied for and $1,000,000.


     DEATH BENEFIT OPTIONS. When you apply for a Policy, you must choose among three death benefit options. If you fail to select a death benefit option in the application, we will seek the required information from you.

     The Option A death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Code.

     The Option C death benefit (available if the insured is age 60 or younger) is equal to the face amount of the Policy plus the Policy's cash value until the insured attains age 65, at which time we will increase the Policy's face amount by the amount of the Policy's cash value and thereafter the death benefit will remain level, at the increased face amount, subject to increases required by the Code.

     CHOICE OF TAX TEST. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and (2) the cash value accumulation test. The test you choose at issue cannot be changed.

     Under the GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix A.

     Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, risk class and sex of the insured at the time of the calculation. Sample net single premium factors appear in Appendix A.

     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     AGE 121. The death benefit payable under Option A or Option C on or after the insured's attained age 121 will be the greater of:

     --  the cash value on the date of death, or

     -- the face amount of the base Policy on the Policy anniversary at the insured's attained age 121.

     The death benefit payable under Option B on or after the insured's attained age 121 will be the face amount of the base Policy on the Policy anniversary at the insured's attained age 121, plus the cash value on the date of death.

     The tax consequences of keeping the Policy in force beyond the insured's attained age 121 are unclear.

DEATH PROCEEDS PAYABLE


     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If death occurs during the grace period, we reduce the proceeds by the amount of unpaid Monthly Deductions. (See "Lapse and Reinstatement.") We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death. Riders that can have an effect on the amount of death proceeds payable are the Accelerated Death Benefit Rider, the Accidental Death Benefit Rider and the Options to Purchase Additional Insurance Coverage Rider. (See "Additional Benefits by Rider.")


     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years from the Policy's date of issue, or if a rider limits the death benefit.

     SUICIDE. If the insured commits suicide within two years from the date of issue, the death benefit will be limited to premiums paid less any partial withdrawals, less any loan and loan interest outstanding on the date of death. If the insured commits suicide within two years after the effective date of an increase in face amount, the death benefit for such increase will be limited to the Monthly Deductions for the increase.

CHANGE IN DEATH BENEFIT OPTION


     After the first Policy year you may change your death benefit option, subject to our underwriting rules, by written request to our Designated Office. The change will be effective on the monthly anniversary on or following the date we approve your request. We may require proof of insurability. A change in death benefit option may have tax consequences.


     If you change from Option A (or from Option C after the insured's attained age 65) to Option B (or to Option C on or before the insured's attained age 60), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then any remaining initial face amount, and then any increase in face amount from a prior change in death benefit option, but not below the Policy minimum. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. A Surrender Charge may apply to a Policy face amount reduction or partial withdrawal that reduces the face amount on a change from Option A (or from Option C after the insured's attained age 65) to Option B (or to Option C on or before the insured's attained age 60). (See "Surrender Charge.") In addition, if the face amount reduction occurs within 12 months after a face amount increase, we will deduct a proportionate part of the Coverage Expense Charges due with respect to the face amount increase for the remainder of the 12-month period.

     If you change from Option B (or from Option C on or before the insured's attained age 65) to Option A, we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change. The increase in face amount is not subject to the Coverage Expense Charge and will not be subject to any Surrender Charge.

INCREASE IN FACE AMOUNT


     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must be 85 or less. The minimum amount of increase permitted is $5,000. The increase is effective on the monthly anniversary on or next following our approval of your request. Requests for face amount increases should be submitted to our Designated Office. An increase in face amount may have tax consequences.


     The face amount increase will have its own Target Premium, as well as its own Surrender Charge, current cost of insurance rates, Coverage Expense Charge, and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. (See "Surrender Charge", "Monthly Deduction from Cash Value", "Partial Withdrawal" and "Reduction in Face Amount.") When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), then to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.

     We reserve the right to (i) restrict certain Policy changes, such as death benefit increases, or (ii) require the issuance of a new Policy in connection with such Policy changes if we deem it administratively necessary or prudent to do so in order to comply with applicable law, including applicable Federal income tax law.

REDUCTION IN FACE AMOUNT

     After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. If you reduce the face amount of your Policy, we deduct any Surrender Charge that applies from the Policy's cash value in proportion to the amount of the face amount reduction. If the face amount of your Policy is reduced in the first year following a face amount increase, we will also deduct a proportionate part of the Coverage Expense Charges due for the remainder of the first year following the face amount increase.

     A face amount reduction will decrease the Policy's death benefit unless we are increasing the death benefit to satisfy Federal income tax laws, in which case a face amount reduction will not decrease the death benefit unless we deduct a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable. The amount of any face reduction must be at least $5,000, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

     If you choose to reduce your Policy's face amount, unless you request otherwise, we will first decrease any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred, then any remaining initial base Policy face amount, and then any increase in face amount from a prior change in death benefit option.

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, a portion of the Policy's cash value may have to be paid to you to comply with Federal tax law.


     A face amount reduction takes effect on the monthly anniversary on or next following the date we receive your request. You can contact your registered representative or the Designated Office for information on face amount reduction procedures.


     A reduction in the face amount of a Policy may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations.")

                       SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDER

     You may surrender the Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The cash surrender value equals the cash value reduced by any

Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge.") If you surrender the Policy in the first Policy year (or in the first year following a face amount increase), we will also deduct an amount equal to the remaining first year Coverage Expense Charges. We reserve the right to also deduct an amount equal to the remaining first year Policy Charges.



     If you surrender the Policy, coverage will terminate on the monthly anniversary on or next following the date of surrender. If the insured dies on or after the surrender date, but before the termination date, we will reverse the surrender and will pay the Policy's death benefit to the beneficiary, but we will deduct from the death proceeds an amount equal to the cash surrender value paid to you.


     You may apply all or part of the surrender proceeds to a payment option. Once a Policy is surrendered, all coverage and benefits cease and cannot be reinstated. A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)


     The Policies are designed to be long-term investments. As a result, you should be aware that if you surrender your Policy in the first Policy year, the Surrender Charge is likely to exceed the cash value of your Policy and you will receive no proceeds upon surrender.


PARTIAL WITHDRAWAL

     After the first Policy anniversary you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits. The minimum amount of a partial withdrawal request must be $500.

     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the Fixed Account. (See "The Fixed Account.") Currently, we permit partial withdrawals equal to the lesser of 100% of the Policy's cash surrender value in the Separate Account as of the beginning of the year, or the maximum amount that can be withdrawn without causing the Policy's face amount to fall below the minimum permitted. (However, we may allow the face amount to fall below the minimum if the Policy has been in force for at least 15 years and the insured's attained age is greater than 55.) You may not make a partial withdrawal that would reduce your cash surrender value to less than the amount of two monthly deductions. We have the right to limit partial withdrawals to 12 per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal.

     If a partial withdrawal reduces your Policy's face amount, the amount of the Surrender Charge that will be deducted from your cash value is an amount that is proportional to the amount of the face reduction. The amount deducted will reduce the remaining Surrender Charge payable under the Policy. No Surrender Charge will apply on up to 10% of the cash surrender value withdrawn each year, measured as a percentage of each withdrawal.


EXAMPLE. The following example assumes that a Policy Owner withdraws, in the first month of the second Policy year, 20% of the cash surrender value of a Policy. The insured under the Policy is assumed to be the representative insured shown in the fee table on page A-8 of the prospectus. As shown in the fee table, the Surrender Charge for that insured is $14.00 per $1,000 of Policy face amount. The Policy is assumed to have the other characteristics shown below:




Face Amount:.........   $         300,000
Death Benefit
  Option:............   Option A -- Level

Cash Value:..........   $          11,718
Surrender Charge:....   $           4,200   ($14.00    x   $300,000   /   1,000)
                        -----------------
Cash Surrender
  Value:.............   $           7,518
                                     x 20%
                        -----------------
Withdrawal Amount:...   $           1,504

     The first 10% of cash surrender value, or $752, can be withdrawn free of Surrender Charge. The remaining $752 withdrawn is subject to a portion of the Policy's Surrender Charge -- based on the ratio that such excess withdrawal amount bears to the Policy's face amount less the Surrender Charge, as shown in the formula below:




                                    Withdrawal Amount in
Surrender Charge        x         Excess of Free Withdrawal       =     Surrender Charge
                              ---------------------------------
                              Face Amount less Surrender Charge         On Withdrawal
       $4,200           x                   $752                  =     $11
                              ---------------------------------
                                      $300,000 - $4,200



     Because the Policy has a level death benefit, the withdrawal will cause a dollar for dollar reduction in the Policy's face amount, so that the cash value and the face amount will both be reduced by the $1,504 withdrawal and by the $11 Surrender Charge. The overall impact of the withdrawal on Policy values would therefore be as follows:



The effect of the withdrawal on the Policy would be as follows:




Face Amount before Withdrawal...............................   $300,000
  Withdrawal................................................    - 1,504
  Surrender Charge on Withdrawal............................    -    11
                                                               --------

Face Amount after Withdrawal................................   $298,485

Surrender Charge before Withdrawal..........................   $  4,200
  Surrender Charge on Withdrawal............................    -    11
                                                               --------
Surrender Charge after Withdrawal...........................   $  4,189

Cash Value before Withdrawal................................   $ 11,718
  Withdrawal................................................    - 1,504
  Surrender Charge on Withdrawal............................     -   11
                                                               --------
Cash Value after Withdrawal.................................   $ 10,203

Surrender Charge after Withdrawal...........................     -4,189
                                                               --------
Cash Surrender Value after Withdrawal.......................   $  6,014



     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred; any remaining initial face amount; and then any face amount increases resulting from a change in death benefit option, down to the required minimum.


     A partial withdrawal reduces the cash value in the Investment Divisions of the Separate Account and the Fixed Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Designated Office for information on partial withdrawal procedures. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     A reduction in the death benefit as a result of a partial withdrawal may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations.")

                                   TRANSFERS

TRANSFER OPTION

     You may transfer your Policy's cash value between and among the Investment Divisions and the Fixed Account. Your right to transfer begins 20 days after we apply your initial premium to the Policy. We reserve the right to limit transfers to four per Policy year. Currently we do not limit the number of transfers per Policy year. We reserve the right to make a charge of $25 per transfer. We treat all transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request, if the request is received before the close of regular trading on the New York Stock Exchange. Transfer requests received after that time, or on a day that the New York Stock Exchange is not open, will be effective on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife's Designated Office.") For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Portfolios and may disrupt portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).


     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Portfolios (i.e., the Loomis Sayles Small Cap Portfolio, Oppenheimer Global Equity Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Met/Templeton Growth Portfolio, MFS Research International Portfolio, and American Funds Global Small Capitalization Fund--the "Monitored Portfolios") and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Portfolios, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. We do not believe that other Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Portfolios, we rely on the underlying Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.



     AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under an Automated Investment Strategy are not treated as transfers when we evaluate trading patterns for market timing.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Portfolio and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Portfolio.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios. If a Portfolio believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Portfolio may reject the entire omnibus order.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Portfolio prospectuses for more details.

                        AUTOMATED INVESTMENT STRATEGIES


     You can choose one of four automated investment strategies. You can change or cancel your choice at any time.


     EQUITY GENERATOR. The Equity Generator allows you to transfer the interest earned in the Fixed Account to any one of the Investment Divisions on each monthly anniversary. The interest earned in the month must be at least $20 in order for the transfer to take place. If less than $20 is earned, no transfer will occur, and the interest not transferred cannot be counted towards the next month's minimum.

     ALLOCATOR. The Allocator allows you to systematically transfer cash value from the Fixed Account or any one Investment Division (the "source fund") to any number of Investment Divisions. The transfers will take place on each monthly anniversary. You can choose to transfer a specified dollar amount (1) for a specified number of months, or (2) until the source fund is depleted. In either case, payments must continue for at least a three month period.


     ENHANCED DOLLAR COST AVERAGER. With the Enhanced Dollar Cost Averager, cash value is transferred from the EDCA fixed account to the Investment Divisions monthly. You elect the EDCA at issue and select the total amount of cash value to be transferred. The cash value earmarked for the strategy is held in the EDCA fixed account where it may be credited with a rate of interest that is higher than the Fixed Account's current crediting rate. The amount transferred each month to the Investment Divisions equals the total amount earmarked for the strategy divided by 12.



     REBALANCER. The Rebalancer allows your Policy's cash value to be automatically redistributed on a quarterly basis among the Investment Divisions and the Fixed Account in accordance with the allocation percentages you have selected.


     These automated investment strategies allow you to take advantage of investment fluctuations, but none assures a profit nor protects against a loss. Because certain strategies involve continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue purchases through periods of fluctuating price levels.

     We reserve the right to modify or terminate any of the automated investment strategies for any reason, including, without limitation, a change in regulatory requirements applicable to such programs. For more information about the automated investment strategies, please contact your registered representative.

                                     LOANS


     YOU MAY BORROW FROM YOUR POLICY AT ANY TIME. The maximum amount you may borrow, calculated as of the date of the loan, is the greater of 75% of the Policy's cash surrender value or:


     -- the Policy's cash value, less

     -- any Policy loan balance, less

     -- loan interest due to the next Policy anniversary, less

     -- the most recent Monthly Deduction times the number of months to the next
        Policy anniversary, less

     -- any Surrender Charge, plus

     -- interest credited on the cash value at the guaranteed interest rate to the next Policy anniversary.

     The minimum loan amount is $500. We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at MetLife's Designated Office.") You may increase your risk of lapse if you take a loan. You should contact our Designated Office or your registered representative for information on loan procedures.

     A Policy loan reduces the Policy's cash value in the Investment Divisions by the amount of the loan. A loan repayment increases the cash value in the Investment Divisions by the amount of the repayment. We attribute Policy loans to the Investment Divisions and the Fixed Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Investment Divisions and the Fixed Account to the Loan Account (which is part of our general account).

     You may repay all or part of your loan at any time while the insured is still alive. When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Divisions of the Separate Account and to the Fixed Account in proportion to the cash value in each. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     We guarantee that the interest rate charged on Policy loans will not be more than 4.0% per year in Policy years 1-10 and 3.0% per year thereafter.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Investment Divisions and the Fixed Account to the Loan Account in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 3.0% per year and is transferred on each Policy anniversary to the Investment Divisions and to the Fixed Account in proportion to the cash value in each. The interest credited will also be transferred: (1) when you take a new loan; (2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period.

     The amount taken from the Policy's Investment Divisions as a result of a loan does not participate in the investment experience of the Investment Divisions. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums.") If you want us to treat a payment as a loan repayment, it should be clearly marked as such.

     A loan that is taken from, or secured by, a Policy may have tax consequences. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. Nevertheless, the tax consequences associated with loans outstanding after the tenth Policy year are uncertain. A tax adviser should be consulted when considering a loan.

                            LAPSE AND REINSTATEMENT

LAPSE

     In general, in any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default, and may lapse. However, you can prevent your Policy from lapsing, regardless of the amount of your cash surrender value, if the premiums you pay are sufficient to keep the Guaranteed Minimum Death Benefit ("GMDB") in effect.


     The base Policy offers, at no additional charge, a five-year GMDB, a 20-year GMDB and a GMDB that lasts until the insured's age 65. For an additional charge, you can add a Policy rider at issue that provides a GMDB to age 85 or a GMDB to age 121. All Policies are issued with a GMDB, which guarantees that the Policy will remain in force for at least five years if the required Guaranteed Minimum Death Benefit Monthly Premiums ("GMDB Monthly Premiums") are paid when due. The five-year GMDB Monthly Premium is set forth in your Policy. It is the minimum initial periodic premium you can pay into the Policy. Policies will be issued with the 20-year GMDB or the GMDB to age 65 to eligible Policy Owners who elect either of these GMDBs at issue.


     The GMDB Monthly Premium varies depending on the guarantee period, the insured's age, sex (except for unisex policies), smoking status and risk class, the Policy's face amount and the death benefit option chosen. The GMDB Monthly Premium may change in the event that any of the following events occur: an increase or decrease in the base Policy face amount; adding, deleting or changing a rider; a change in death benefit option or the insured's risk class; or a misstatement of the insured's age or sex in the Policy application.

     On each monthly anniversary we test the Policy to determine if the cumulative premiums you have paid, less any partial withdrawals or outstanding loans you have taken, equal or exceed the sum of the GMDB Monthly Premiums due to date for the GMDB you selected. If you meet this test, the GMDB you selected will be in effect. However, even if you have not elected the 20-year GMDB or the GMDB to age 65, if the amount of premiums you pay into the Policy for each Policy month since the Policy Date is sufficient to meet the requirements of the 20-year GMDB or the GMDB to age 65, in your third annual statement we will notify you that the applicable GMDB is in effect. Conversely, if you have elected the 20-year GMDB or the GMDB to age 65 and your premium payments are insufficient to satisfy the GMDB Monthly Premium requirements, we will notify you that your GMDB will be reduced to the five-year GMDB, the GMDB to age 65, or the 20-year GMDB, as applicable, unless you pay sufficient premiums within 62 days to meet the requirements of the GMDB you originally selected. If, during the first five Policy years, you fail to pay sufficient premiums to keep the five-year GMDB in effect, we will notify you that the GMDB will terminate within 62 days if you fail to pay the required Monthly Premiums. If the guarantee provided by the GMDB terminates, the Policy will continue in force for as long as there is cash surrender value sufficient to pay the Monthly Deduction. If the GMDB terminates, you may reinstate it within nine months provided the Policy remains in force. In order to reinstate the GMDB, you must pay sufficient premiums to satisfy the cumulative premium requirement for the applicable GMDB (five-year, 20-year or to age 65) at the time of reinstatement.


     If the GMDB is in effect and the Policy's cash surrender value is insufficient to cover the Monthly Deduction, the Policy will not lapse. We will take the Monthly Deduction from the Policy's cash value until the cash value has been reduced to zero. At that point, future Monthly Deductions will be waived for as long as the GMDB is in effect.


     If the GMDB is not in effect and the cash surrender value is insufficient to pay the Monthly Deduction, the Policy will enter a 62-day grace period during which you will have an opportunity to pay a premium sufficient to keep the Policy in force. The minimum amount you must pay is the lesser of three Monthly Deductions or, if applicable, the amount necessary to reinstate the GMDB. We will tell you the amount due. If you fail to pay this amount before the end of the grace period, the Policy will terminate.

     Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge. Your Policy may be protected against lapse in these circumstances if it has been in force for 15 years, the insured has attained age 75, and the other requirements of the Overloan Protection Rider have been met. If your Policy is not so protected, we will notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

REINSTATEMENT

     If your Policy has lapsed, you may reinstate it within three years after the date of lapse if the insured has not attained age 121. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. If the Policy lapses and is reinstated during the first five Policy years, only the five-year GMDB will be reinstated. If the Policy lapses after the first five Policy years, the GMDB will terminate and cannot be reinstated. Under no circumstances can the GMDB provided by Policy rider be reinstated following a Policy lapse.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge and other charges except cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.

                          ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policy provide fixed benefits that do not vary with the investment experience of the Separate Account.


     There is no limit on the number of riders you can elect to add to your Policy at issue. However, you may not elect both the Option to Purchase Long-Term Care Insurance Rider and the Options to Purchase Additional Insurance Coverage Rider, nor may you elect both the Waiver of Monthly Deduction Rider and the Waiver of Specified Premium Rider.

     The following riders, some of which have been described previously, are available:


     CHILDREN'S TERM INSURANCE RIDER, which provides term insurance on the lives of children of the insured.

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions in the event of the disability of the insured.

     WAIVER OF SPECIFIED PREMIUM RIDER, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.


     OPTIONS TO PURCHASE ADDITIONAL INSURANCE COVERAGE RIDER, which allows the Owner to purchase additional coverage on the insured without providing evidence of insurability. (Consult your registered representative regarding availability.)


     OPTION TO PURCHASE LONG-TERM CARE INSURANCE RIDER, which allows the Owner to purchase long-term care coverage on the insured without providing evidence of insurability.


     ACCELERATION OF DEATH BENEFIT RIDER, which allows a Policy Owner to accelerate payment of all or part of the Policy's death benefit if the insured is terminally ill. In calculating the Accelerated Death Benefit, we assume that death occurs one year from the date of claim and we discount the future death benefit using an interest rate not to exceed the greater of (1) the current yield on 90-day Treasury bills, and (2) the maximum policy loan interest rate under the Policy. The Policy Owner must accelerate at least $50,000 (or 25% of the death benefit, if less), but not more than the greater of $250,000 or 10% of the death benefit. As an example, if a Policy Owner accelerated the death benefit of a Policy with a face amount of $1,000,000, the maximum amount that could be accelerated would be $250,000. Assuming an interest rate of 6%, the present value of the benefit would be $235,849. If we exercised our reserved right to impose a $150 processing fee, the benefit payable would be $235,849 less $150, or $235,699.


     GUARANTEED SURVIVOR INCOME BENEFIT RIDER, which provides the beneficiary with the option of exchanging the Policy's death benefit for enhanced monthly income payments for life.

     ACCIDENTAL DEATH BENEFIT, which provides for the payment of an additional death benefit in the event of the insured's death by accident.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER, which provides for a guaranteed death benefit until the insured's age 85 or the insured's age 121.

     OVERLOAN PROTECTION RIDER, which provides protection from Policy lapse due to an excess Policy loan.


     Riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.


                               THE FIXED ACCOUNT

     You may allocate net premiums and transfer cash value to the Fixed Account, which is part of MetLife's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION

     Our general account includes all of our assets except assets in the Separate Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the general account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 3%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.

VALUES AND BENEFITS

     Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial withdrawals made from the Fixed Account, charges and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's Investment Divisions in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value.") A Policy's total cash value includes cash value in the Separate Account, the Fixed Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Separate Account. (See "Death Benefits.")

POLICY TRANSACTIONS

     Except as described below, the Fixed Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Separate Account. The following special rules apply to the Fixed Account.

     Twenty days after we apply the initial premium to the Policy you may transfer cash value from the Fixed Account to the Separate Account. The amount of any transfer must be at least $50, unless the balance remaining would be less than $50, in which case you may withdraw or transfer the entire Fixed Account cash value. After the first Policy year you may withdraw cash value from the Fixed Account. The amount of any partial withdrawal, net of applicable Surrender Charges, must be at least $500. No amount may be withdrawn from the Fixed Account that would result in there being insufficient cash value to meet any Surrender Charges that would be payable immediately following the withdrawal upon the surrender of the remaining cash value in the Policy. We reserve the right to only allow transfers and withdrawals from the Fixed Account during the 30-day period that follows the Policy anniversary. The total amount of transfers and withdrawals in a Policy year may not exceed the greater of (a) 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the Policy year, (b) the previous Policy year's maximum allowable withdrawal amount and (c) 100% of the cash surrender value in the Fixed Account if withdrawing the greater of (a) and (b) would result in a Fixed Account balance of $50 or less. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.


     There is currently no transaction charge for partial withdrawals or transfers. We reserve the right to limit partial withdrawals to 12 and transfers to four in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer. We may revoke or modify the privilege of transferring amounts to or from the Fixed Account at any time. Partial withdrawals will result in the imposition of any applicable Surrender Charges.


     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Investment Divisions and the Fixed Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Investment Division and the Fixed Account bears to the Policy's total unloaned cash value. The amount transferred from the Policy's Investment Divisions and the Fixed Account as a result of a loan earns interest at an effective rate of at least 3% per year, which we credit to the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     We take partial withdrawals from the Policy's Investment Divisions and the Fixed Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value.

     We can delay transfers, surrenders, withdrawals and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                                    CHARGES

     We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

     - the death benefit, cash, and loan benefits under the Policy

     - investment options, including premium allocations

     - administration of elective options

     - the distribution of reports to Policy Owners

Costs and expenses we incur:

     - costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

     - overhead and other expenses for providing services and benefits

     - sales and marketing expenses

     - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

     - that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

     - that the cost of providing the services and benefits under the Policies exceed the charges we deduct

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and Surrender Charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the Mortality and Expense Risk Charge and the cost of insurance charge, to help cover those expenses. We may profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

     Prior to the allocation of a premium, we deduct a percentage of your premium payment. We credit the remaining amount (the net premium) to your cash value according to your allocation instructions. The deductions we make from each premium payment are the sales charge, the premium tax charge, and the federal tax charge.

     SALES CHARGE.  We deduct a 2.25% sales charge from each premium payment.

     Currently, the sales charge is only deducted from premium payments that are less than or equal to the Target Premium.

     PREMIUM TAX CHARGE. We deduct 2.0% from each premium for premium taxes and administrative expenses. Premium taxes vary from state to state, but we deduct a flat 2.0%, which is based on an average of such taxes. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     FEDERAL TAX CHARGE. We deduct 1.25% from each premium for our Federal income tax liability related to premiums.

     EXAMPLE: The following chart shows the net amount that we would allocate to the Policy assuming a premium payment of $2,000 (and a Target Premium of $2,000).


             NET
PREMIUM    PREMIUM
-------    -------
$4,000     $4,000
            - 175     (5.5% X $2,000) + (3.25% x $2,000) = total sales, premium
           -------    tax and Federal tax charges
           $3,825     Net Premium

SURRENDER CHARGE

     If, during the first ten Policy years, or during the first ten Policy years following a face amount increase, you surrender or lapse your Policy, reduce the face amount, or make a partial withdrawal or change in death benefit option that reduces the face amount, then we will deduct a Surrender Charge from the cash value. The maximum Surrender Charge is shown in your Policy.

     No Surrender Charge will apply on up to 10% of the cash surrender value withdrawn each year.


     The Surrender Charge depends on the face amount of your Policy and the issue age, sex (except for unisex policies), risk class and smoker status of the insured. The Surrender Charge will remain level for up to three Policy years, or for up to three years after a face amount increase, and will then decline on a monthly basis until it reaches zero at the end of the tenth Policy year (or the tenth year following the face amount increase).



     The table below shows the maximum Surrender Charge that applies if the lapse, surrender or face amount reduction occurs at any time in the first Policy year, and in the last month of each Policy year thereafter.



                                                               FOR POLICIES WHICH       THE MAXIMUM
                                                                ARE SURRENDERED,      SURRENDER CHARGE
                                                                   LAPSED OR         PER $1,000 OF BASE
                                                                 REDUCED DURING      POLICY FACE AMOUNT
                                                               ------------------    ------------------
Entire Policy Year                                                      1                  $38.25
Last Month of Policy Year                                               2                   35.81
                                                                        3                   32.56
                                                                        4                   31.74
                                                                        5                   29.84
                                                                        6                   27.13
                                                                        7                   24.42
                                                                        8                   18.99
                                                                        9                    9.50
                                                                       10                    0.00


     In the case of a face amount reduction or a partial withdrawal or change in death benefit option that results in a face amount reduction, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Reduction in Face Amount," "Partial Withdrawal" and "Change in Death Benefit Option.")


     If you surrender the Policy (or a face amount increase) in the first Policy year (or in the first year following the face amount increase) we will deduct from the surrender proceeds an amount equal to the remaining first year Coverage Expense Charges. We reserve the right to also deduct an amount equal to the remaining first year Policy Charges. If you reduce the face amount of your Policy in the first year following a face amount increase, we will deduct from your cash value a proportionate amount of the remaining first year Coverage Expense Charges, based on the ratio of the face amount reduction to the Policy's original face amount.


     The Surrender Charge reduces the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the amount of the Policy's cash value in each. However, if you designate the accounts from which a partial withdrawal is to be taken, the charge will be deducted proportionately from the cash value of the designated accounts.

PARTIAL WITHDRAWAL CHARGE


     We reserve the right to impose a processing charge on each partial withdrawal. If imposed, this charge would compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal.

TRANSFER CHARGE


     We reserve the right to impose a processing charge on each transfer between Investment Divisions or between an Investment Division and the Fixed Account to compensate us for the costs of processing these transfers. Transfers under one of our Automated Investment Strategies do not count as transfers for the purpose of assessing this charge.


ILLUSTRATION OF BENEFITS CHARGE

     We reserve the right to impose a charge for each illustration of Policy benefits that you request in excess of one per year. If imposed, this charge would compensate us for the cost of preparing and delivering the illustration to you.

MONTHLY DEDUCTION FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     -- If your Policy is protected against lapse by a Guaranteed Minimum Death Benefit, we make the Monthly Deduction each month regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. (See "Lapse and Reinstatement.")

     -- If a Guaranteed Minimum Death Benefit is not in effect, and the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement.")

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 121.

     The Monthly Deduction reduces the cash value in each Investment Division and in the Fixed Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Investment Division or to the Fixed Account. If, in any month, the designated account has insufficient cash value to cover the Monthly Deduction, we will first reduce the designated account cash value to zero and then charge the remaining Monthly Deduction to all Investment Divisions and, if applicable, the Fixed Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY CHARGE. The Policy Charge is equal to $15.00 per month in the first Policy year and $8.00 per month thereafter. The Policy Charge is $12 per month in the first Policy year and $9 per month thereafter for Policies issued with face amounts of less than $50,000. No Policy Charge applies to Policies issued with face amounts equal to or greater than $250,000. The Policy Charge compensates us for administrative costs such as record keeping, processing death benefit claims and policy changes, preparing and mailing reports, and overhead costs.

     COVERAGE EXPENSE CHARGE. We impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge is imposed on the base Policy face amount and varies by the base Policy's face amount and duration, and by the insured's issue age, smoking status, risk class (at the time the Policy or a face amount increase is issued), and, except for unisex Policies, the insured's sex. Currently, we only impose the Coverage Expense Charge during the first eight Policy years, and during the first eight Policy years following a requested face amount increase.

     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 3% per year) exceeds the Policy's cash value. The amount at risk is affected by investment performance, loans, premium payments, fees and charges, partial withdrawals and face amount reductions.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     --  smoking status

     --  risk class

     --  attained age

     --  sex (if the Policy is sex-based).

     The current cost of insurance rates will depend on the above factors, plus

     -- the insured's age at issue (and at the time of any face amount increase)

     --  the Policy year (and the year of any face amount increase)

     --  the Policy's face amount.

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     -- the 2001 Commissioners Standard Ordinary Mortality Tables (the "2001 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue), adjusted for substandard ratings or flat extras, if applicable

     -- the 2001 CSO Aggregate Tables (Nonsmoker Tables for attained age 16 and older), for Policies issued on juvenile insureds (below age 18 at issue).

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The risk classes we use are

     -- for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, rated smoker, elite nonsmoker, preferred nonsmoker, standard nonsmoker, and rated nonsmoker.


     -- for Policies issued on juvenile insureds: standard and rated (with our consent).


     Rated Policies have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables.

     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     -- elite nonsmoker for Policies with face amounts of $250,000 or more where the issue age is 18 through 80;

     -- preferred smoker and preferred nonsmoker for Policies with face amounts of $100,000 or more where the issue age is 18 through 80;

     -- standard smoker and standard nonsmoker for Policies with face amounts of $50,000 or more ($25,000 for pension plans) where the issue age is 18 through 85.

     The elite nonsmoker class generally offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given risk class, cost of insurance rates are generally lower for insureds with lower issue ages. For Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.


     CHARGES FOR ADDITIONAL BENEFITS. We charge for the cost of any additional rider benefits as described in the rider form.


     MORTALITY AND EXPENSE RISK CHARGE. We impose a monthly charge for our mortality and expense risks.

     The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated. The charge is imposed on the cash value in the Separate Account, but the rate we charge is determined by the cash value in the Separate Account and the Fixed Account. The rate is determined on each monthly anniversary and varies based on the Policy year and the Policy's net cash value in relation to the Policy's Target Premium. As shown in the table below, the rate declines as the Policy's net cash value and the Policy years increase. The charge is guaranteed not to exceed 0.80% in Policy years 1-10, 0.35% in Policy years 11-19, 0.20% in Policy years 20-29 and 0.05% thereafter.

--------------------------------------------------------------------------------------------
                                                                         CHARGE APPLIED
                                                                        TO CASH VALUE IN
     POLICY YEAR                      NET CASH VALUE                    SEPARATE ACCOUNT
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.60%
                            5 but less than 10 target premiums                0.55%
       1 - 10              10 but less than 20 target premiums                0.30%
                                20 target premiums or more                    0.15%
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.35%
                            5 but less than 10 target premiums                0.30%
       11 - 19             10 but less than 20 target premiums                0.15%
                                20 target premiums or more                    0.10%
--------------------------------------------------------------------------------------------
                               less than 5 target premiums                    0.20%
                            5 but less than 10 target premiums                0.15%
       20 - 29             10 but less than 20 target premiums                0.10%
                                20 target premiums or more                    0.05%
--------------------------------------------------------------------------------------------
         30+                                                                  0.05%
--------------------------------------------------------------------------------------------

LOAN INTEREST SPREAD

     We charge you interest on a loan at a maximum effective rate of 4.0% per year in Policy years 1-10 and 3.0% per year thereafter, compounded daily. We also credit interest on the amount we take from the Policy's accounts as a result of the loan at a minimum annual effective rate of 3% per year, compounded daily. As a result, the loan interest spread will never be more than 1.00%.

CHARGES AGAINST THE PORTFOLIOS AND THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT

     CHARGES FOR INCOME TAXES. We currently do not charge the Separate Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "MetLife's Income Taxes.")

     PORTFOLIO EXPENSES. There are daily charges against the Portfolio assets for investment advisory services and fund operating expenses. These are described in the Fee Table as well as in the attached Portfolio prospectuses.

                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY


     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard basis, there is additional uncertainty. The death benefit under the Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.


     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.


     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements. If Portfolio shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, separate accounts investing in the Portfolios may fail the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.


     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

     In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as modified endowment contracts, with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules:

          (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

          (2) Loans taken from or secured by a Policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

          (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

     If a Policy becomes a modified endowment contract, distributions will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a modified endowment contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All modified endowment contracts that are issued by MetLife (or its affiliates) to the same Policy Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

     ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.


     OVERLOAN PROTECTION RIDER. If you are contemplating the purchase of the Policy with the Overloan Protection Rider, you should be aware that the tax consequences of the Overloan Protection Rider have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Rider causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Rider.


     ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2008 and $3,500,000 in 2009.


     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's attained age 121 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's attained age 121.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.


     GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution. If your split dollar plan provides deferred compensation, recently enacted rules governing deferred compensation arrangements may apply. Failure to adhere to these rules will result in adverse tax consequences. Consult a tax adviser.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.


     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.


     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions.

METLIFE'S INCOME TAXES

     Under current Federal income tax law, MetLife is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                          DISTRIBUTION OF THE POLICIES


     We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), for the distribution of the Policies. We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies through their registered representatives. Our affiliated broker-dealers are MetLife Securities, Inc. ("MSI"), New England Securities Corporation ("NES"), Tower Square Securities, Inc. and Walnut Street Securities, Inc. Distributor, MSI, NES and our other affiliated selling firms are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.



     All selling firms receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. A selling firm or a sales representative of a selling firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another due to differing compensation rates.



     The maximum commissions paid for sale of the Policies through unaffiliated selling firms, and through our affiliated selling firms Walnut Street Securities, Inc. and Tower Square Securities, Inc. are as follows: 90% of premiums paid up to the Commissionable Target Premium, and 3.0% of premiums paid in excess of Commissionable Target Premium in Policy year 1; 1.25% of all premiums paid in Policy years 2 through 10; and 0.25% of all premiums paid thereafter. In addition, commissions are payable based on the cash value of the Policies in the following amounts: 0.10% in Policy years 2 through 10; 0.08% in Policy years 11 through 20; and 0.06% thereafter. Commissionable Target Premium is generally the Target Premium as defined in the Glossary, excluding the portions associated with flat extras and certain riders, and is generally equal to or less than the Target Premium. We and/or Distributor may also make bonus payments to selling firms. The maximum amount of these bonus payments are as follows: 9.0% of premiums paid up to the Commissionable Target Premium and 2.0% of premiums paid in excess of Commissionable Target Premium in Policy year 1; and 0.25% of all premiums paid thereafter. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of the Policy.



     Sales representatives of our affiliates and their Managers may also be eligible for cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Policy's cash value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this cash compensation is based primarily on the amount of proprietary products sold. Proprietary products are products issued by us and our affiliates. Sales representatives of certain affiliates must meet a minimum level of sales of proprietary products in order to maintain their agent status with the company and in order to be eligible for most of the cash compensation listed above. Managers may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the sales representatives that the Manager supervises. Managers may pay a portion of their cash compensation to their sales representatives.



     Receipt of the cash compensation described above may provide our sales representatives and their Managers, and the sales representatives and Managers of our affiliates, with an incentive to favor the sale of the Policies over similar products issued by non-affiliates.



     Sales representatives and Managers of our affiliates are also eligible for various non-cash compensation programs that we offer such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


     We and Distributor may enter into preferred distribution arrangements with selected selling firms under which we pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of these variable insurance products. Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable insurance products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.


     These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. Distributor has entered into preferred distribution arrangements with our affiliates, Walnut Street Securities Inc. and Tower Square Securities, Inc. and with the unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our other affiliates, MSI and NES. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

     We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team may also be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and similar items.


     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Bond Fund, the American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund, for the services it provides in marketing the Funds' shares in connection with the Policies. Each of these Funds makes payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing their shares. These payments currently equal 0.25% of Separate Account assets invested in the particular Portfolio. (See "Fee Tables--Annual Portfolio Operating Expenses" and the Portfolio prospectuses.) Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of a Portfolio.

     Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

     The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.

                               LEGAL PROCEEDINGS


     In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife to meet its obligations under the Policies.


                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     The financial statements of each of the Investment Divisions of Metropolitan Life Separate Account UL included in this prospectus have been audited by Deloitte & Touche LLP, an independent public accounting firm, as stated in their report included herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

     You may find the financial statements of MetLife in the Statement of Additional Information. MetLife's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    GLOSSARY

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     ATTAINED AGE. The insured's issue age plus the number of completed Policy years.

     BASE POLICY.  The Policy without riders.

     CASH SURRENDER VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Separate Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.

     FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

     INVESTMENT DIVISION. A sub-account of the Separate Account that invests in shares of an open-ended management investment company or other pools of investment assets.

     INVESTMENT START DATE. This is the later of the Policy Date and the date we first receive a premium payment for the Policy.

     ISSUE AGE. The age of the insured as of his or her birthday nearest to the Policy Date.

     LOAN ACCOUNT. The account to which cash value from the Separate and/or Fixed Accounts is transferred when a Policy loan is taken.

     NET CASH VALUE. The Policy's cash value less any outstanding loans and accrued loan interest.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium consists of a first-year premium amount and an amount for premium payments in subsequent Policy years. It is subject to certain limits under the Policy.

     POLICY DATE. The date on which coverage under the Policy and Monthly Deductions begin. If you make a premium payment with the application, unless you request otherwise, the Policy Date is generally the date the Policy application is approved. If you choose to pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is generally the date on which we receive your initial payment.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     SEPARATE ACCOUNT. Metropolitan Life Separate Account UL, a separate account established by MetLife to receive and invest premiums paid under the Policies and certain other variable life insurance policies, and to provide variable benefits.


     TARGET PREMIUM. We use the Target Premium to determine the amount of Mortality and Expense Risk Charge imposed on the Separate Account and the amount of Sales Charge imposed on premium payments. The Target Premium varies by issue age, sex, smoking status and any flat extras and substandard rating of the insured, and the Policy's base face amount, with additional amounts for most riders.


     YOU.  "You" refers to the Policy Owner.

                                   APPENDIX A

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, or the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefits.")

     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.

      AGE OF                                AGE OF
INSURED AT START OF   PERCENTAGE OF   INSURED AT START OF   PERCENTAGE OF
  THE POLICY YEAR      CASH VALUE       THE POLICY YEAR      CASH VALUE
-------------------   -------------   -------------------   -------------
  0 through 40             250               61                  128
       41                  243               62                  126
       42                  236               63                  124
       43                  229               64                  122
       44                  222               65                  120
       45                  215               66                  119
       46                  209               67                  118
       47                  203               68                  117
       48                  197               69                  116
       49                  191               70                  115
       50                  185               71                  113
       51                  178               72                  111
       52                  171               73                  109
       53                  164               74                  107
       54                  157         75 through 90             105
       55                  150               91                  104
       56                  146               92                  103
       57                  142               93                  102
       58                  138         94 through 121            101
       59                  134
       60                  130

     For the cash value accumulation test, sample net single premium factors for selected ages of male and female insureds, in a standard or better nonsmoker risk class, are listed below.

                                                              NET SINGLE PREMIUM
                                                                    FACTOR
                                                              -------------------
AGE                                                             MALE      FEMALE
---                                                           --------   --------
30..........................................................  5.82979    6.59918
40..........................................................  4.11359    4.63373
50..........................................................  2.93292    3.28706
60..........................................................  2.14246    2.40697
70..........................................................  1.64028    1.82665
80..........................................................  1.32530    1.44515
90..........................................................  1.15724    1.22113
100.........................................................  1.08417    1.10646
120.........................................................  1.02597    1.02597

                                   APPENDIX B

                  ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES
                           AND CASH SURRENDER VALUES

     The tables in Appendix B illustrate the way the Policies work, based on assumptions about investment returns and the insured's characteristics. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a face amount of $300,000 for a male aged 35. The insured is assumed to be in the preferred nonsmoker risk class. The tables assume no rider benefits and assume that no allocations are made to the Fixed Account. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges.") Illustrations show the Option A death benefit.

     Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) cash values were allocated differently among individual Investment Divisions with varying rates of return. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown, even if the average rate of return is achieved.


     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge, premium tax and federal tax charge; and (ii) a Monthly Deduction (consisting of a Coverage Expense Charge, a Mortality and Expense Risk Charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The cash surrender values reflect a Surrender Charge deducted from the cash value upon surrender, face reduction or lapse during the first ten Policy years. (See "Charges.") The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Portfolios, at an annual rate of .74% of the average daily net assets of the Portfolios. This average does not reflect expense subsidies by the investment advisers of certain Portfolios.



     The gross rates of return used in the illustrations do not reflect the deductions of the fees and expenses of the Portfolios. Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at constant annual rates of -.74%, 5.22% and 9.19%, respectively.


     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, risk class, and the face amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the insured. You should contact your registered representative to request a personalized illustration.

                               MALE ISSUE AGE 35

                           $1,620 ANNUAL PREMIUM FOR

                         PREFERRED NONSMOKER RISK CLASS
                              $300,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.


                   DEATH BENEFIT                  CASH SURRENDER VALUE                 CASH VALUE
               ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL
                    GROSS ANNUAL                      GROSS ANNUAL                    GROSS ANNUAL
END OF           RATE OF RETURN OF                  RATE OF RETURN OF               RATE OF RETURN OF
POLICY   ----------------------------------   -----------------------------   -----------------------------
 YEAR       0%          6%          10%         0%       6%         10%         0%       6%         10%
------      --          --          ---         --       --         ---         --       --         ---
   1     $ 300,000   $ 300,000   $  300,000   $    0   $     0   $        0   $  861   $   931   $      977
   2       300,000     300,000      300,000        0         0            0    1,684     1,877        2,010
   3       300,000     300,000      300,000        0         0            0    2,469     2,839        3,104
   4       300,000     300,000      300,000        0       176          621    3,216     3,817        4,261
   5       300,000     300,000      300,000      842     1,727        2,405    3,922     4,807        5,485
   6       300,000     300,000      300,000    1,783     3,007        3,977    4,584     5,808        6,777
   7       300,000     300,000      300,000    2,680     4,297        5,622    5,200     6,817        8,142
   8       300,000     300,000      300,000    3,812     5,876        7,627    5,772     7,836        9,587
   9       300,000     300,000      300,000    5,912     8,496       10,762    6,892     9,476       11,742
  10       300,000     300,000      300,000    7,964    11,158       14,048    7,964    11,158       14,048
  15       300,000     300,000      300,000   12,991    20,797       29,036   12,991    20,797       29,036
  20       300,000     300,000      300,000   17,126    32,464       51,676   17,126    32,464       51,676
  25       300,000     300,000      300,000   19,756    46,225       85,739   19,756    46,225       85,739
  30       300,000     300,000      300,000   19,712    61,576      137,070   19,712    61,576      137,070
  35       300,000     300,000      300,000   15,246    77,640      215,886   15,246    77,640      215,886
  40       300,000     300,000      364,983    4,527    93,912      341,105    4,527    93,912      341,105
  45                   300,000      561,943            105,147      535,184            105,147      535,184
  50                   300,000      870,396             93,059      828,948             93,059      828,948
  55                   300,000    1,327,139              2,823    1,263,942              2,823    1,263,942
  60                              1,945,629                       1,926,365                       1,926,365
  65                              2,991,833                       2,962,211                       2,962,211
  70                              4,587,793                       4,542,369                       4,542,369
  75                              7,007,915                       6,938,529                       6,938,529
  80                             10,634,787                      10,529,492                      10,529,492
  85                             15,981,513                      15,823,280                      15,823,280
  86                             17,327,749                      17,156,187                      17,156,187


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 35

                           $1,620 ANNUAL PREMIUM FOR

                         PREFERRED NONSMOKER RISK CLASS
                              $300,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.


                 DEATH BENEFIT               CASH SURRENDER VALUE              CASH VALUE
             ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL        ASSUMING HYPOTHETICAL
                  GROSS ANNUAL                   GROSS ANNUAL                 GROSS ANNUAL
END OF         RATE OF RETURN OF              RATE OF RETURN OF            RATE OF RETURN OF
POLICY   ------------------------------   --------------------------   --------------------------
 YEAR       0%         6%        10%        0%       6%        10%       0%       6%        10%
------      --         --        ---        --       --        ---       --       --        ---
   1     $300,000   $300,000   $300,000   $    0   $     0   $     0   $  597   $   658   $   699
   2      300,000    300,000    300,000        0         0         0    1,168     1,328     1,439
   3      300,000    300,000    300,000        0         0         0    1,716     2,012     2,226
   4      300,000    300,000    300,000        0         0         0    2,229     2,700     3,051
   5      300,000    300,000    300,000        0       315       841    2,712     3,395     3,921
   6      300,000    300,000    300,000      362     1,294     2,037    3,162     4,094     4,838
   7      300,000    300,000    300,000    1,050     2,268     3,275    3,570     4,789     5,795
   8      300,000    300,000    300,000    1,969     3,510     4,827    3,929     5,470     6,788
   9      300,000    300,000    300,000    3,253     5,151     6,833    4,233     6,131     7,813
  10      300,000    300,000    300,000    4,474     6,762     8,865    4,474     6,762     8,865
  15      300,000    300,000    300,000    4,840     9,595    14,901    4,840     9,595    14,901
  20      300,000    300,000    300,000    3,339    11,175    22,064    3,339    11,175    22,064
  25                 300,000    300,000              8,742    28,687              8,742    28,687
  30                            300,000                       31,717                       31,717
  35                            300,000                       23,986                       23,986
  40
  45
  50
  55
  60
  65
  70
  75
  80
  85
  86


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

     Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information, which is available online at our website www.metlife.com. You may also obtain a copy of the Statement of Additional Information, without charge, by calling our TeleService Center at 1-800-638-5000. You may also obtain, without charge, a personalized illustration of death benefits, cash surrender values and cash values by calling your registered representative.



     For Investment Division transfers and premium reallocations, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call us at 1-800-638-5000.


     This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

     Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549-0102.

File No. 811-06025

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
Metropolitan Life Separate Account UL
and the Board of Directors of
Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of the Metropolitan Life Separate Account UL (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Investment Divisions listed in Appendix A as of December 31, 2007, and the related statements of operations and changes in net assets for each of the periods in the three years then ended. We have also audited the statements of operations and changes in net assets for each of the periods presented in the three years ended December 31, 2007, for each of the individual Investment Divisions listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Investment Divisions constituting the Separate Account of the Company as of December 31, 2007, and the results of their operations and changes in net assets for each of the periods presented in the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                  APPENDIX A

MSF BlackRock Diversified Investment Division
MSF BlackRock Aggressive Growth Investment Division
MSF MetLife Stock Index Investment Division
MSF FI International Stock Investment Division
MSF FI Mid Cap Opportunities Investment Division
MSF T. Rowe Price Small Cap Growth Investment Division
MSF Oppenheimer Global Equity Investment Division
MSF Harris Oakmark Large Cap Value Investment Division
MSF Neuberger Berman Mid Cap Value Investment Division
MSF T. Rowe Price Large Cap Growth Investment Division
MSF Lehman Brothers Aggregate Bond Index Investment Division
MSF Morgan Stanley EAFE Index Investment Division
MSF Russell 2000 Index Investment Division
MSF Jennison Growth Investment Division
MSF BlackRock Strategic Value Investment Division
MSF MetLife Mid Cap Stock Index Investment Division
MSF Franklin Templeton Small Cap Growth Investment Division
MSF BlackRock Large Cap Value Investment Division
MSF Davis Venture Value Investment Division
MSF Loomis Sayles Small Cap Investment Division
MSF BlackRock Legacy Large Cap Growth Investment Division
MSF BlackRock Bond Income Investment Division
MSF FI Value Leaders Investment Division
MSF Harris Oakmark Focused Value Investment Division
MSF Western Asset Management Strategic Bond Opportunities Investment Division MSF Western Asset Management U.S. Government Investment Division
MSF BlackRock Money Market Investment Division
MSF MFS Total Return Investment Division
MSF MetLife Conservative Allocation Investment Division
MSF MetLife Conservative to Moderate Allocation Investment Division
MSF MetLife Moderate Allocation Investment Division
MSF MetLife Moderate to Aggressive Allocation Investment Division
MSF MetLife Aggressive Allocation Investment Division
MSF FI Large Cap Investment Division
MSF Capital Guardian U.S. Equity Investment Division
Janus Aspen Large Cap Growth Investment Division
Janus Aspen Balanced Investment Division
Janus Aspen Forty Investment Division
AIM V.I. Global Real Estate Investment Division
Franklin Templeton Foreign Securities Investment Division
Franklin Mutual Discovery Securities Investment Division
AllianceBernstein Global Technology Investment Division
Fidelity VIP Contrafund Investment Division
Fidelity VIP Asset Manager: Growth Investment Division
Fidelity VIP Investment Grade Bond Investment Division
Fidelity VIP Equity-Income Investment Division
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization Investment Division
American Funds Bond Investment Division
MIST T. Rowe Price Mid-Cap Growth Investment Division
MIST MFS Research International Investment Division
MIST PIMCO Total Return Investment Division

MIST RCM Technology Investment Division
MIST Lord Abbett Bond Debenture Investment Division
MIST Lazard Mid-Cap Investment Division
MIST Met/AIM Small Cap Growth Investment Division
MIST Harris Oakmark International Investment Division
MIST Legg Mason Partners Aggressive Growth Investment Division
MIST Lord Abbett Growth and Income Investment Division
MIST Neuberger Berman Real Estate Investment Division
MIST Van Kampen Mid Cap Growth Investment Division
MIST Lord Abbett Mid-Cap Value Investment Division
MIST Third Avenue Small Cap Value Investment Division
MIST Oppenheimer Capital Appreciation Investment Division
MIST Legg Mason Value Equity Investment Division
MIST Cyclical Growth ETF Investment Division
MIST Cyclical Growth and Income ETF Investment Division
MIST PIMCO Inflation Protected Bond Investment Division
MIST BlackRock Large-Cap Core Investment Division
MIST Janus Forty Investment Division
American Century VP Vista Investment Division
Delaware VIP Small Cap Value Investment Division
Dreyfus MidCap Stock Index Investment Division
Dreyfus International Value Investment Division
Goldman Sachs Mid Cap Value Investment Division
Goldman Sachs Structured Small Cap Equity Investment Division
MFS High Income Investment Division
MFS Global Equity Investment Division
MFS New Discovery Investment Division
MFS Value Investment Division
Van Kampen Government Investment Division
Wells Fargo VT Total Return Bond Investment Division
Wells Fargo VT Money Market Investment Division

                                  APPENDIX B

MSF BlackRock Large Cap Investment Division
AIM V.I. Government Securities Investment Division
Dreyfus Emerging Leaders Investment Division
Wells Fargo VT Asset Allocation Investment Division
Wells Fargo VT Large Company Growth Investment Division
Wells Fargo VT Equity Income Investment Division

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2007


                                       MSF BLACKROCK       MSF BLACKROCK        MSF METLIFE           MSF FI
                                        DIVERSIFIED      AGGRESSIVE GROWTH      STOCK INDEX     INTERNATIONAL STOCK
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $    334,233,382    $    260,053,399    $    748,073,006    $     72,781,181
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............            12,054               8,416                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................       334,245,436         260,061,815         748,073,006          72,781,181
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                  --               4,518              76,472
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                  --               4,518              76,472
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $    334,245,436    $    260,061,815    $    748,068,488    $     72,704,709
                                     ================    ================    ================    ================
 Units outstanding.................        12,715,624          10,673,487          34,637,993           3,371,026
 Unit value (accumulation).........   $15.43 - $38.69     $18.84 - $26.64     $13.47 - $39.67     $17.46 - $23.95

  The accompanying notes are an integral part of these financial statements.


  MSF FI MID CAP     MSF T. ROWE PRICE    MSF OPPENHEIMER   MSF HARRIS OAKMARK  MSF NEUBERGER BERMAN  MSF T. ROWE PRICE
   OPPORTUNITIES     SMALL CAP GROWTH      GLOBAL EQUITY      LARGE CAP VALUE      MID CAP VALUE      LARGE CAP GROWTH
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- -------------------- -------------------
 $    283,109,072    $     85,699,400    $     52,072,899    $     61,863,832     $     82,114,153    $     52,795,733
               --                  --                  --                  --                   --                  --

               --              46,787                  --              62,833                   --              15,508
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
      283,109,072          85,746,187          52,072,899          61,926,665           82,114,153          52,811,241
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
               --                  --                  --                  --                   --                  --

           31,220                  --                 190                  --              108,780                  --
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
           31,220                  --                 190                  --              108,780                  --
 ----------------    ----------------    ----------------    ----------------     ----------------    ----------------

 $    283,077,852    $     85,746,187    $     52,072,709    $     61,926,665     $     82,005,373    $     52,811,241
 ================    ================    ================    ================     ================    ================
       13,843,071           4,692,085           2,347,437           4,115,566            3,292,329           3,529,093
   $8.63 - $24.16     $17.16 - $19.47     $21.71 - $24.18     $14.14 - $17.54      $21.27 - $30.68     $11.53 - $17.60

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                    MSF LEHMAN BROTHERS  MSF MORGAN STANLEY      MSF RUSSELL        MSF JENNISON
                                    AGGREGATE BOND INDEX     EAFE INDEX          2000 INDEX            GROWTH
                                    INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    -------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........   $    104,938,369    $     71,605,228    $     56,246,569    $     15,728,934
 Other receivables.................                 --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                 --              30,702                  --              12,782
                                      ----------------    ----------------    ----------------    ----------------
     Total Assets..................        104,938,369          71,635,930          56,246,569          15,741,716
                                      ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                 --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................             10,106                  --               1,969                  --
                                      ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............             10,106                  --               1,969                  --
                                      ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................   $    104,928,263    $     71,635,930    $     56,244,600    $     15,741,716
                                      ================    ================    ================    ================
 Units outstanding.................          6,582,200           4,186,312           2,975,863           1,203,057
 Unit value (accumulation).........    $14.56 - $16.17     $14.30 - $19.58     $14.83 - $20.87      $6.48 - $13.98

  The accompanying notes are an integral part of these financial statements.


   MSF BLACKROCK        MSF METLIFE     MSF FRANKLIN TEMPLETON    MSF BLACKROCK         MSF DAVIS          MSF LOOMIS
  STRATEGIC VALUE   MID CAP STOCK INDEX    SMALL CAP GROWTH      LARGE CAP VALUE      VENTURE VALUE     SAYLES SMALL CAP
INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- ---------------------- ------------------- ------------------- -------------------
 $    100,643,223    $     63,960,422      $      7,040,049     $     12,275,048    $     58,550,469    $      15,771,472
               --                  --                    --                   --                  --                   --

           65,142                  --                    --                   --                  --                   --
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------
      100,708,365          63,960,422             7,040,049           12,275,048          58,550,469           15,771,472
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------
               --                  --                    --                   --                  --                   --

               --               1,219                    --                   --                 225                   --
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------
               --               1,219                    --                   --                 225                   --
 ----------------    ----------------      ----------------     ----------------    ----------------    -----------------

 $    100,708,365    $     63,959,203      $      7,040,049     $     12,275,048    $     58,550,244    $      15,771,472
 ================    ================      ================     ================    ================    =================
        4,450,536           3,466,871               569,953              770,111           1,479,707               98,083
  $20.94 - $22.86     $17.07 - $18.75       $11.73 - $12.46      $15.30 - $16.10     $14.53 - $42.17     $15.07 - $333.74

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007

                                 MSF BLACKROCK         MSF BLACKROCK          MSF FI        MSF HARRIS OAKMARK
                            LEGACY LARGE CAP GROWTH     BOND INCOME        VALUE LEADERS       FOCUSED VALUE
                              INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                            ----------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.    $      3,830,011      $     92,438,849    $      6,742,766   $       54,129,720
 Other receivables.........                  --                    --                  --                   --
 Due from Metropolitan Life
   Insurance Company.......                  --                    --                  --                   --
                               ----------------      ----------------    ----------------   ------------------
     Total Assets..........           3,830,011            92,438,849           6,742,766           54,129,720
                               ----------------      ----------------    ----------------   ------------------
LIABILITIES:
 Other payables............                  --                    --                  --                   --
 Due to Metropolitan Life
   Insurance Company.......               5,461                 2,491                   2                   --
                               ----------------      ----------------    ----------------   ------------------
     Total Liabilities.....               5,461                 2,491                   2                   --
                               ----------------      ----------------    ----------------   ------------------

NET ASSETS.................    $      3,824,550      $     92,436,358    $      6,742,764   $       54,129,720
                               ================      ================    ================   ==================
 Units outstanding.........             265,094             4,467,585             440,904              191,591
 Unit value (accumulation).      $9.85 - $14.78       $15.30 - $31.06     $12.29 - $15.50    $268.52 - $285.05

  The accompanying notes are an integral part of these financial statements.

        MSF WESTERN              MSF WESTERN
      ASSET MANAGEMENT        ASSET MANAGEMENT      MSF BLACKROCK          MSF MFS             MSF METLIFE
STRATEGIC BOND OPPORTUNITIES   U.S. GOVERNMENT      MONEY MARKET        TOTAL RETURN     CONSERVATIVE ALLOCATION
    INVESTMENT DIVISION      INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION   INVESTMENT DIVISION
---------------------------- ------------------- ------------------- ------------------- -----------------------
      $     18,372,006        $     15,797,381    $     63,436,704    $      5,549,551      $        784,035
                    --                      --                  --                  --                    --
                    --                      --                  --                  --                    --
      ----------------        ----------------    ----------------    ----------------      ----------------
            18,372,006              15,797,381          63,436,704           5,549,551               784,035
      ----------------        ----------------    ----------------    ----------------      ----------------
                    --                      --                  --                  --                    --
                    --                      --              38,647                  41                    --
      ----------------        ----------------    ----------------    ----------------      ----------------
                    --                      --              38,647                  41                    --
      ----------------        ----------------    ----------------    ----------------      ----------------

      $     18,372,006        $     15,797,381    $     63,398,057    $      5,549,510      $        784,035
      ================        ================    ================    ================      ================
             1,117,386               1,066,735           3,638,086             418,473                66,558
       $15.63 - $16.60         $14.08 - $14.95     $17.41 - $17.57     $12.90 - $13.33       $11.53 - $11.81

    MSF METLIFE
  CONSERVATIVE TO
MODERATE ALLOCATION
INVESTMENT DIVISION
-------------------
 $      2,977,400
               --
               --
 ----------------
        2,977,400
 ----------------
               --
               --
 ----------------
               --
 ----------------

 $      2,977,400
 ================
          244,254
  $11.98 - $12.27

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007

                                                             MSF METLIFE
                                        MSF METLIFE          MODERATE TO           MSF METLIFE            MSF FI
                                    MODERATE ALLOCATION AGGRESSIVE ALLOCATION AGGRESSIVE ALLOCATION      LARGE CAP
                                    INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION  INVESTMENT DIVISION
                                    ------------------- --------------------- --------------------- -------------------
ASSETS:
 Investments at fair value.........  $     18,395,945     $     32,935,899      $      8,191,098     $        304,229
 Other receivables.................                --                   --                    --                   --
 Due from Metropolitan Life
   Insurance Company...............                --                   --                    --                   --
                                     ----------------     ----------------      ----------------     ----------------
     Total Assets..................        18,395,945           32,935,899             8,191,098              304,229
                                     ----------------     ----------------      ----------------     ----------------
LIABILITIES:
 Other payables....................                --                   --                    --                   --
 Due to Metropolitan Life Insurance
   Company.........................                --                   --                    --                   --
                                     ----------------     ----------------      ----------------     ----------------
     Total Liabilities.............                --                   --                    --                   --
                                     ----------------     ----------------      ----------------     ----------------

NET ASSETS.........................  $     18,395,945     $     32,935,899      $      8,191,098     $        304,229
                                     ================     ================      ================     ================
 Units outstanding.................         1,452,241            2,499,351               608,756               28,739
 Unit value (accumulation).........   $12.44 - $12.74      $12.92 - $13.23       $13.22 - $13.54      $10.47 - $10.63

  The accompanying notes are an integral part of these financial statements.


MSF CAPITAL GUARDIAN     JANUS ASPEN         JANUS ASPEN         JANUS ASPEN          AIM V.I.       FRANKLIN TEMPLETON
    U.S. EQUITY       LARGE CAP GROWTH        BALANCED              FORTY        GLOBAL REAL ESTATE  FOREIGN SECURITIES
INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
-------------------- ------------------- ------------------- ------------------- ------------------- -------------------
  $        447,428    $      7,225,357    $         80,038    $        518,929    $      2,752,181    $      9,384,258
                --                  --                  --                  --                  --                  --

            69,103                  --                  --                  --                  --                  --
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------
           516,531           7,225,357              80,038             518,929           2,752,181           9,384,258
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------
                --                  --                  --                  --                  --                  --

                --               5,472                   3                   2             180,915              20,634
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------
                --               5,472                   3                   2             180,915              20,634
  ----------------    ----------------    ----------------    ----------------    ----------------    ----------------

  $        516,531    $      7,219,885    $         80,035    $        518,927    $      2,571,266    $      9,363,624
  ================    ================    ================    ================    ================    ================
            33,111             643,417               5,625              27,126              74,508             504,436
            $15.60              $11.22              $14.23              $19.13              $34.51              $18.56

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                     FRANKLIN            ALLIANCEBERNSTEIN     FIDELITY VIP         FIDELITY VIP
                            MUTUAL DISCOVERY SECURITIES  GLOBAL TECHNOLOGY      CONTRAFUND      ASSET MANAGER: GROWTH
                                INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
                            --------------------------- ------------------- ------------------- ---------------------
ASSETS:
 Investments at fair value.      $      1,706,089        $         53,105    $      3,052,773     $      1,263,804
 Other receivables.........                    --                      --                  --                   --
 Due from Metropolitan Life
   Insurance Company.......                    --                      --                  --                   --
                                 ----------------        ----------------    ----------------     ----------------
     Total Assets..........             1,706,089                  53,105           3,052,773            1,263,804
                                 ----------------        ----------------    ----------------     ----------------
LIABILITIES:
 Other payables............                    --                      --                  --                   --
 Due to Metropolitan Life
   Insurance Company.......                    27                       8             150,455                4,414
                                 ----------------        ----------------    ----------------     ----------------
     Total Liabilities.....                    27                       8             150,455                4,414
                                 ----------------        ----------------    ----------------     ----------------

NET ASSETS.................      $      1,706,062        $         53,097    $      2,902,318     $      1,259,390
                                 ================        ================    ================     ================
 Units outstanding.........                93,103                   8,261             188,529              112,746
 Unit value (accumulation).                $18.32                   $6.43              $15.39               $11.17

  The accompanying notes are an integral part of these financial statements.


    FIDELITY VIP         FIDELITY VIP       AMERICAN FUNDS      AMERICAN FUNDS          AMERICAN FUNDS          AMERICAN FUNDS
INVESTMENT GRADE BOND    EQUITY-INCOME          GROWTH           GROWTH-INCOME    GLOBAL SMALL CAPITALIZATION        BOND
 INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION     INVESTMENT DIVISION     INVESTMENT DIVISION
--------------------- ------------------- ------------------- ------------------- --------------------------- -------------------
  $        852,371     $      1,245,130    $     121,273,017   $     75,370,228        $     67,615,279        $      3,182,415
                --                   --                   --                 --                      --                      --

                 1                   --                   --                 --                      --                      --
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------
           852,372            1,245,130          121,273,017         75,370,228              67,615,279               3,182,415
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------
                --                   --                   --                 --                      --                      --

                --               28,466                   --                 --                      --                      --
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------
                --               28,466                   --                 --                      --                      --
  ----------------     ----------------    -----------------   ----------------        ----------------        ----------------

  $        852,372     $      1,216,664    $     121,273,017   $     75,370,228        $     67,615,279        $      3,182,415
  ================     ================    =================   ================        ================        ================
            73,675               87,700            1,218,654          1,381,044               1,945,062                 291,647
            $11.57               $13.87     $94.52 - $100.35    $51.88 - $55.07         $33.16 - $35.20         $10.78 - $10.95

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                    MIST T. ROWE PRICE   MIST MFS RESEARCH      MIST PIMCO           MIST RCM
                                      MID-CAP GROWTH       INTERNATIONAL       TOTAL RETURN         TECHNOLOGY
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $     17,384,201    $     13,633,086    $     32,210,481    $     13,231,277
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                --                  --                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................        17,384,201          13,633,086          32,210,481          13,231,277
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                 2               3,162                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                 2               3,162                  --                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $     17,384,199    $     13,629,924    $     32,210,481    $     13,231,277
                                     ================    ================    ================    ================
 Units outstanding.................         1,587,296             695,827           2,175,489           1,867,295
 Unit value (accumulation).........   $10.32 - $16.38     $17.33 - $20.03     $14.07 - $14.94       $6.74 - $7.15

  The accompanying notes are an integral part of these financial statements.


 MIST LORD ABBETT       MIST LAZARD        MIST MET/AIM     MIST HARRIS OAKMARK      MIST LEGG MASON        MIST LORD ABBETT
  BOND DEBENTURE          MID-CAP        SMALL CAP GROWTH      INTERNATIONAL    PARTNERS AGGRESSIVE GROWTH  GROWTH AND INCOME
INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION    INVESTMENT DIVISION     INVESTMENT DIVISION
------------------- ------------------- ------------------- ------------------- -------------------------- -------------------
 $     22,265,656    $      5,084,696    $      3,233,323    $     26,700,786        $      7,804,601       $      6,283,426
               --                  --                  --                  --                      --                     --
               --                  --                  --                  --                      --                  5,960
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------
       22,265,656           5,084,696           3,233,323          26,700,786               7,804,601              6,289,386
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------
               --                  --                  --                  --                      --                     --
            3,277                  --                   1                  --                      --                     --
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------
            3,277                  --                   1                  --                      --                     --
 ----------------    ----------------    ----------------    ----------------        ----------------       ----------------

 $     22,262,379    $      5,084,696    $      3,233,322    $     26,700,786        $      7,804,601       $      6,289,386
 ================    ================    ================    ================        ================       ================
        1,249,287             340,316             208,985           1,335,770                 893,124                539,972
  $16.02 - $19.29     $13.14 - $15.10     $14.84 - $15.62     $19.20 - $20.20           $7.54 - $8.82                 $11.65

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007

                                      MIST NEUBERGER      MIST VAN KAMPEN    MIST LORD ABBETT    MIST THIRD AVENUE
                                    BERMAN REAL ESTATE    MID CAP GROWTH       MID-CAP VALUE      SMALL CAP VALUE
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $     18,432,894    $         31,371    $         66,501    $        381,063
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                 9                  --                  --                   1
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................        18,432,903              31,371              66,501             381,064
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                  --                   1                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                  --                   1                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $     18,432,903    $         31,371    $         66,500    $        381,064
                                     ================    ================    ================    ================
 Units outstanding.................         1,071,638               2,000               4,638              24,943
 Unit value (accumulation).........   $16.76 - $17.32              $15.69              $14.34              $15.28

  The accompanying notes are an integral part of these financial statements.

                                                                MIST CYCLICAL
  MIST OPPENHEIMER     MIST LEGG MASON      MIST CYCLICAL        GROWTH AND      MIST PIMCO INFLATION   MIST BLACKROCK
CAPITAL APPRECIATION    VALUE EQUITY         GROWTH ETF          INCOME ETF         PROTECTED BOND      LARGE-CAP CORE
INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
-------------------- ------------------- ------------------- ------------------- -------------------- -------------------
  $        955,427    $      5,413,855    $        639,459    $        345,473     $        911,539    $    437,008,305
                --                  --                  --                  --                   --                  --
                --              22,047                  --                  --                   --                  --
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
           955,427           5,435,902             639,459             345,473              911,539         437,008,305
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
                --                  --                  --                  --                   --                  --
                --                  --                  --                  --                   --              32,623
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------
                --                  --                  --                  --                   --              32,623
  ----------------    ----------------    ----------------    ----------------     ----------------    ----------------

  $        955,427    $      5,435,902    $        639,459    $        345,473     $        911,539    $    436,975,682
  ================    ================    ================    ================     ================    ================
            70,634             511,093              56,164              30,551               80,592          15,352,126
   $13.27 - $13.59     $10.02 - $11.42     $11.24 - $11.41     $11.18 - $11.35      $11.16 - $11.33     $10.08 - $44.64

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
                               DECEMBER 31, 2007


                                                         AMERICAN CENTURY      DELAWARE VIP           DREYFUS
                                     MIST JANUS FORTY        VP VISTA         SMALL CAP VALUE      MIDCAP STOCK
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $      3,487,948    $         29,135    $      1,015,070    $        305,775
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                --                  --              10,774              15,811
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................         3,487,948              29,135           1,025,844             321,586
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                   2                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                   2                  --                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $      3,487,948    $         29,133    $      1,025,844    $        321,586
                                     ================    ================    ================    ================
 Units outstanding.................           281,380               1,642              67,044              23,628
 Unit value (accumulation).........   $12.33 - $12.40              $17.75              $15.30              $13.61

  The accompanying notes are an integral part of these financial statements.


      DREYFUS          GOLDMAN SACHS           GOLDMAN SACHS                MFS                 MFS                 MFS
INTERNATIONAL VALUE    MID CAP VALUE    STRUCTURED SMALL CAP EQUITY     HIGH INCOME        GLOBAL EQUITY       NEW DISCOVERY
INVESTMENT DIVISION INVESTMENT DIVISION     INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
------------------- ------------------- --------------------------- ------------------- ------------------- -------------------
 $        669,987    $      1,259,838        $        136,082        $         21,944    $         64,570    $          3,269
               --                  --                      --                      --                  --                  --

           31,106                  --                      --                      --                  --                  --
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------
          701,093           1,259,838                 136,082                  21,944              64,570               3,269
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------
               --                  --                      --                      --                  --                  --

               --              48,917                   1,555                      --                   1                  --
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------
               --              48,917                   1,555                      --                   1                  --
 ----------------    ----------------        ----------------        ----------------    ----------------    ----------------

 $        701,093    $      1,210,921        $        134,527        $         21,944    $         64,569    $          3,269
 ================    ================        ================        ================    ================    ================
           42,550              84,789                  12,264                   1,776               3,948                 253
           $16.48              $14.28                  $10.97                  $12.36              $16.35              $12.89

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENT OF ASSETS AND LIABILITIES -- (CONCLUDED)
                               DECEMBER 31, 2007


                                            MFS             VAN KAMPEN        WELLS FARGO VT      WELLS FARGO VT
                                           VALUE            GOVERNMENT       TOTAL RETURN BOND     MONEY MARKET
                                    INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                    ------------------- ------------------- ------------------- -------------------
ASSETS:
 Investments at fair value.........  $         45,933    $         22,716    $        113,458    $      2,051,425
 Other receivables.................                --                  --                  --                  --
 Due from Metropolitan Life
   Insurance Company...............                --                  --                  21                 309
                                     ----------------    ----------------    ----------------    ----------------
     Total Assets..................            45,933              22,716             113,479           2,051,734
                                     ----------------    ----------------    ----------------    ----------------
LIABILITIES:
 Other payables....................                --                  --                  --                  --
 Due to Metropolitan Life Insurance
   Company.........................                --                  --                  --                  --
                                     ----------------    ----------------    ----------------    ----------------
     Total Liabilities.............                --                  --                  --                  --
                                     ----------------    ----------------    ----------------    ----------------

NET ASSETS.........................  $         45,933    $         22,716    $        113,479    $      2,051,734
                                     ================    ================    ================    ================
 Units outstanding.................             2,966               1,920               9,697             181,995
 Unit value (accumulation).........            $15.48              $11.83              $11.70              $11.27

  The accompanying notes are an integral part of these financial statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                             LARGE CAP
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                             2007 (A)           2006             2005
                                                             --------           ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      6,785,253 $      5,365,248 $      4,375,931
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................        1,252,435        3,616,837        3,470,220
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................        1,252,435        3,616,837        3,470,220
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        5,532,818        1,748,411          905,711
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......       34,926,873        1,910,880          834,521
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................       34,926,873        1,910,880          834,521
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...     (18,412,208)       47,641,145        8,704,485
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................       16,514,665       49,552,025        9,539,006
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $     22,047,483 $     51,300,436 $     10,444,717
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  MSF BLACKROCK                                       MSF BLACKROCK
                   DIVERSIFIED                                      AGGRESSIVE GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$      8,526,571  $      7,880,854 $      4,998,633 $             -- $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,933,494         2,787,484        2,728,213        2,172,462        1,968,385        1,824,382
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,933,494         2,787,484        2,728,213        2,172,462        1,968,385        1,824,382
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       5,593,077         5,093,370        2,270,420      (2,172,462)      (1,968,385)      (1,824,382)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
              --                --               --               --               --               --
       3,011,483         2,697,730          655,141        1,382,763      (1,521,325)      (2,231,885)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       3,011,483         2,697,730          655,141        1,382,763      (1,521,325)      (2,231,885)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       7,614,036        21,697,213        3,822,631       44,452,957       16,167,405       23,892,825
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

      10,625,519        24,394,943        4,477,772       45,835,720       14,646,080       21,660,940
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$     16,218,596  $     29,488,313 $      6,748,192 $     43,663,258 $     12,677,695 $     19,836,558
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            MSF METLIFE
                                                                            STOCK INDEX
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      7,661,035 $     12,777,493 $      8,971,609
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................        6,053,181        5,268,088        4,641,173
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................        6,053,181        5,268,088        4,641,173
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        1,607,854        7,509,405        4,330,436
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................       14,892,115       21,804,470               --
   Realized gains (losses) on sale of investments.......        7,438,301        6,189,767        3,573,660
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................       22,330,416       27,994,237        3,573,660
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        7,171,409       53,741,400       14,173,789
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................       29,501,825       81,735,637       17,747,449
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $     31,109,679 $     89,245,042 $     22,077,885
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                      MSF FI                                              MSF FI
               INTERNATIONAL STOCK                                MID CAP OPPORTUNITIES
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        757,552  $        881,159 $        317,306 $        384,517 $         14,072 $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         610,034           530,605          427,240        2,541,446        2,242,728        2,011,441
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         610,034           530,605          427,240        2,541,446        2,242,728        2,011,441
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         147,518           350,554        (109,934)      (2,156,929)      (2,228,656)      (2,011,441)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       3,680,153                --               --               --               --               --
       1,481,666           832,502          237,027      (3,610,711)      (4,482,428)      (1,015,121)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       5,161,819           832,502          237,027      (3,610,711)      (4,482,428)      (1,015,121)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,044,733         7,805,567        8,151,109       25,889,645       33,489,573       17,191,699
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       6,206,552         8,638,069        8,388,136       22,278,934       29,007,145       16,176,578
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      6,354,070  $      8,988,623 $      8,278,202 $     20,122,005 $     26,778,489 $     14,165,137
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MSF T. ROWE PRICE
                                                                          SMALL CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          695,384          661,143          595,465
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          695,384          661,143          595,465
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (695,384)        (661,143)        (595,465)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......        1,678,195          842,686           37,997
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        1,678,195          842,686           37,997
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        6,321,798        2,138,730        7,936,747
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        7,999,993        2,981,416        7,974,744
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      7,304,609 $      2,320,273 $      7,379,279
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                 MSF OPPENHEIMER                                    MSF HARRIS OAKMARK
                  GLOBAL EQUITY                                      LARGE CAP VALUE
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        569,763  $      1,114,393 $        209,625 $        515,161 $        447,049 $        367,539
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         418,432           361,328          299,169          543,267          478,172          429,104
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         418,432           361,328          299,169          543,267          478,172          429,104
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         151,331           753,065         (89,544)         (28,106)         (31,123)         (61,565)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         743,295           861,246               --        1,800,935               --               --
         716,979           571,820          270,279        1,197,838          835,096          398,007
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,460,274         1,433,066          270,279        2,998,773          835,096          398,007
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,125,527         4,443,736        5,277,659      (5,878,800)        8,574,081      (1,475,339)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       2,585,801         5,876,802        5,547,938      (2,880,027)        9,409,177      (1,077,332)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      2,737,132  $      6,629,867 $      5,458,394 $    (2,908,133) $      9,378,054 $    (1,138,897)
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                        MSF NEUBERGER BERMAN
                                                                           MID CAP VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        454,135 $        340,446 $        157,412
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          715,283          602,710          468,169
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          715,283          602,710          468,169
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (261,148)        (262,264)        (310,757)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................        2,444,204        6,150,111        4,520,673
   Realized gains (losses) on sale of investments.......        1,469,284          895,063          557,751
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        3,913,488        7,045,174        5,078,424
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...      (1,796,392)          382,304        1,374,494
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,117,096        7,427,478        6,452,918
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      1,855,948 $      7,165,214 $      6,142,161
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                MSF T. ROWE PRICE                                  MSF LEHMAN BROTHERS
                 LARGE CAP GROWTH                                  AGGREGATE BOND INDEX
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        236,325  $        147,322 $        212,638 $      4,412,510 $      3,647,493 $      2,790,273
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         435,556           370,484          319,250          729,528          616,266          528,874
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         435,556           370,484          319,250          729,528          616,266          528,874
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (199,231)         (223,162)        (106,612)        3,682,982        3,031,227        2,261,399
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         469,367             2,175               --               --               --               --
       1,613,290           505,143          187,894          192,840         (57,852)          113,726
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,082,657           507,318          187,894          192,840         (57,852)          113,726
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,367,516         5,044,250        2,209,286        2,133,669         (71,436)      (1,403,001)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       4,450,173         5,551,568        2,397,180        2,326,509        (129,288)      (1,289,275)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      4,250,942  $      5,328,406 $      2,290,568 $      6,009,491 $      2,901,939 $        972,124
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MSF MORGAN STANLEY
                                                                             EAFE INDEX
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
 Dividends.............................................. $      1,286,968 $        843,327 $        597,805
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          561,411          419,647          312,106
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          561,411          419,647          312,106
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................          725,557          423,680          285,699
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          686,383               --               --
   Realized gains (losses) on sale of investments.......        1,572,951          984,685          590,734
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        2,259,334          984,685          590,734
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        2,980,876        9,577,488        3,753,078
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        5,240,210       10,562,173        4,343,812
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      5,965,767 $     10,985,853 $      4,629,511
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MSF                                             MSF JENNISON
                RUSSELL 2000 INDEX                                        GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006           2005 (B)
      ----              ----             ----             ----             ----           --------
$        526,533  $        397,966 $        293,721 $         62,722 $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         476,230           402,879          320,327          127,403          113,119           67,101
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         476,230           402,879          320,327          127,403          113,119           67,101
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          50,303           (4,913)         (26,606)         (64,681)        (113,119)         (67,101)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       4,308,974         1,842,549        1,438,122          525,988           11,909               --
       1,194,459           793,645          811,342          217,837          116,022           36,398
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       5,503,433         2,636,194        2,249,464          743,825          127,931           36,398
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
     (6,890,836)         5,025,107        (613,275)          832,560          269,709        2,206,440
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

     (1,387,403)         7,661,301        1,636,189        1,576,385          397,640        2,242,838
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$    (1,337,100)  $      7,656,388 $      1,609,583 $      1,511,704 $        284,521 $      2,175,737
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                          STRATEGIC VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        321,242 $        298,959 $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          923,234          828,876          714,689
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          923,234          828,876          714,689
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (601,992)        (529,917)        (714,689)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................       12,338,055       17,677,150        5,489,850
   Realized gains (losses) on sale of investments.......          644,889        1,173,096          647,742
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................       12,982,944       18,850,246        6,137,592
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...     (16,875,056)      (4,073,024)      (2,502,234)
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................      (3,892,112)       14,777,222        3,635,358
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $    (4,494,104) $     14,247,305 $      2,920,669
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   MSF METLIFE                                    MSF FRANKLIN TEMPLETON
               MID CAP STOCK INDEX                                   SMALL CAP GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        463,568  $        617,181 $        278,096 $             -- $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         517,186           431,166          340,784           60,634           50,288           39,601
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         517,186           431,166          340,784           60,634           50,288           39,601
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
        (53,618)           186,015         (62,688)         (60,634)         (50,288)         (39,601)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,483,952         3,502,918        2,036,561          476,487          286,106          154,763
       1,219,996           660,796          682,809          249,458          136,411          129,715
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       3,703,948         4,163,714        2,719,370          725,945          422,517          284,478
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         158,945           201,865        1,900,535        (436,173)          106,882         (56,267)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       3,862,893         4,365,579        4,619,905          289,772          529,399          228,211
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      3,809,275  $      4,551,594 $      4,557,217 $        229,138 $        479,111 $        188,610
================  ================ ================ ================ ================ ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                          LARGE CAP VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        112,942 $         79,434 $         37,063
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           99,096           57,120           34,801
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           99,096           57,120           34,801
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................           13,846           22,314            2,262
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          429,497          389,137           39,914
   Realized gains (losses) on sale of investments.......          332,037          121,354           81,656
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          761,534          510,491          121,570
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        (536,165)          656,059          110,740
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          225,369        1,166,550          232,310
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        239,215 $      1,188,864 $        234,572
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MSF                                          MSF LOOMIS SAYLES
               DAVIS VENTURE VALUE                                      SMALL CAP
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        429,495  $        403,990 $        244,019 $         11,412 $             -- $             --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         478,766           384,612          290,656          124,817           90,220           60,646
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         478,766           384,612          290,656          124,817           90,220           60,646
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
        (49,271)            19,378         (46,637)        (113,405)         (90,220)         (60,646)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
              --                --               --        1,567,864          848,702           83,073
         581,875         2,307,728          226,016          234,076          208,239           74,135
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         581,875         2,307,728          226,016        1,801,940        1,056,941          157,208
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       1,282,046         3,652,646        3,304,528        (305,465)          425,449          365,753
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       1,863,921         5,960,374        3,530,544        1,496,475        1,482,390          522,961
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      1,814,650  $      5,979,752 $      3,483,907 $      1,383,070 $      1,392,170 $        462,315
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                      LEGACY LARGE CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                           -                                   ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          5,522 $         12,152 $         32,623
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           25,444           38,586           43,887
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           25,444           38,586           43,887
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (19,922)         (26,434)         (11,264)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......           64,255          954,600           84,949
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           64,255          954,600           84,949
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          437,029      (1,121,566)          498,307
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          501,284        (166,966)          583,256
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        481,362 $      (193,400) $        571,992
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  MSF BLACKROCK                                           MSF FI
                   BOND INCOME                                        VALUE LEADERS
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$      2,988,878  $      5,391,669 $      3,611,102 $         58,988 $         45,870 $         23,066
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         742,928           735,582          716,223           55,755           39,722           19,333
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         742,928           735,582          716,223           55,755           39,722           19,333
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,245,950         4,656,087        2,894,879            3,233            6,148            3,733
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
              --            92,238        1,043,295          558,447          105,940               --
          86,411         (260,701)           98,977          116,557           71,567           80,493
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          86,411         (168,463)        1,142,272          675,004          177,507           80,493
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       2,574,419       (1,188,505)      (2,577,646)        (503,196)          304,366          177,601
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       2,660,830       (1,356,968)      (1,435,374)          171,808          481,873          258,094
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      4,906,780  $      3,299,119 $      1,459,505 $        175,041 $        488,021 $        261,827
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MSF HARRIS OAKMARK
                                                                           FOCUSED VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        328,815 $        158,000 $         17,995
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          513,319          447,521          369,999
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          513,319          447,521          369,999
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        (184,504)        (289,521)        (352,004)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................        7,250,319        4,875,177          432,350
   Realized gains (losses) on sale of investments.......          896,818          862,876          647,285
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        8,147,137        5,738,053        1,079,635
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...     (12,430,441)          467,020        3,071,366
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................      (4,283,304)        6,205,073        4,151,001
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $    (4,467,808) $      5,915,552 $      3,798,997
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MSF WESTERN ASSET MANAGEMENT                        MSF WESTERN ASSET MANAGEMENT
           STRATEGIC BOND OPPORTUNITIES                              U.S. GOVERNMENT
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        459,233  $        685,459 $        322,307 $        398,651 $        423,016 $        143,164
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         143,832           118,623           90,184          124,642          106,778           88,576
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         143,832           118,623           90,184          124,642          106,778           88,576
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         315,401           566,836          232,123          274,009          316,238           54,588
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          15,836           109,245          198,820               --               --          195,299
          29,149            44,303           55,156              988         (10,510)          (2,681)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          44,985           153,548          253,976              988         (10,510)          192,618
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         187,688         (101,864)        (261,648)          246,140          127,750        (152,454)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

         232,673            51,684          (7,672)          247,128          117,240           40,164
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        548,074  $        618,520 $        224,451 $        521,137 $        433,478 $         94,752
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           MSF BLACKROCK
                                                                            MONEY MARKET
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      3,017,412 $      1,804,658 $        795,483
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          294,683          207,469          167,153
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          294,683          207,469          167,153
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................        2,722,729        1,597,189          628,330
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......               --               --               --
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................               --               --               --
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...               --               --               --
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................               --               --               --
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,722,729 $      1,597,189 $        628,330
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     MSF MFS                                           MSF METLIFE
                   TOTAL RETURN                                  CONSERVATIVE ALLOCATION
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006           2005 (B)
      ----              ----             ----             ----             ----           --------
$         93,266  $         93,810 $         23,976 $             -- $         10,638 $            372
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,006            27,494           13,447            5,884            3,484              348
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,006            27,494           13,447            5,884            3,484              348
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          53,260            66,316           10,529          (5,884)            7,154               24
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         141,980            58,740           15,212              413            4,082               99
          25,643             5,870           18,142           23,983          (1,845)              271
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         167,623            64,610           33,354           24,396            2,237              370
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (104,370)           205,638          (3,131)           12,074           19,393              554
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

          63,253           270,248           30,223           36,470           21,630              924
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        116,513  $        336,564 $         40,752 $         30,586 $         28,784 $            948
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            MSF METLIFE
                                                                CONSERVATIVE TO MODERATE ALLOCATION
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006           2005 (B)
                                                               ----             ----           --------
INVESTMENT INCOME:
   Dividends............................................ $             -- $         30,389 $          2,224
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           21,161           11,718            1,984
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           21,161           11,718            1,984
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (21,161)           18,671              240
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................            3,872           20,839              108
   Realized gains (losses) on sale of investments.......           26,078           12,097            1,644
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           29,950           32,936            1,752
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...           79,599           73,219            9,258
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          109,549          106,155           11,010
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $         88,388 $        124,826 $         11,250
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   MSF METLIFE                                         MSF METLIFE
               MODERATE ALLOCATION                          MODERATE TO AGGRESSIVE ALLOCATION
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006           2005 (B)           2007             2006           2005 (B)
      ----              ----           --------           ----             ----           --------
$         27,294  $         76,104 $          5,987 $         45,711 $         77,374 $          9,012
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         125,074            45,704            3,787          215,858           65,099            6,087
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         125,074            45,704            3,787          215,858           65,099            6,087
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
        (97,780)            30,400            2,200        (170,147)           12,275            2,925
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          18,896           106,419              133           26,120          196,911              210
         170,037            48,706            3,556           96,319           14,344            4,752
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         188,933           155,125            3,689          122,439          211,255            4,962
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         262,197           474,841           25,822          371,705          870,757           64,564
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         451,130           629,966           29,511          494,144        1,082,012           69,526
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        353,350  $        660,366 $         31,711 $        323,997 $      1,094,287 $         72,451
================  ================ ================ ================ ================ ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                                                 MSF METLIFE
                                                                                            AGGRESSIVE ALLOCATION
                                                                                             INVESTMENT DIVISION
                                                                                 --------------------------------------------
                                                                                      2007           2006         2005 (B)
                                                                                      ----           ----         --------
INVESTMENT INCOME:
   Dividends.................................................................... $       12,813 $        9,703 $        1,642
                                                                                 -------------- -------------- --------------
EXPENSES:
   Mortality and expense risk charges...........................................         52,966         13,592          1,181
   Administrative charges.......................................................             --             --             --
                                                                                 -------------- -------------- --------------
     Total expenses.............................................................         52,966         13,592          1,181
                                                                                 -------------- -------------- --------------
   Net investment income (loss).................................................       (40,153)        (3,889)            461
                                                                                 -------------- -------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..................................................          8,186         40,723          1,242
   Realized gains (losses) on sale of investments...............................         93,620       (41,990)          1,894
                                                                                 -------------- -------------- --------------
       Net realized gains (losses)..............................................        101,806        (1,267)          3,136
                                                                                 -------------- -------------- --------------
   Change in unrealized gains (losses) on investments...........................       (95,922)        225,674         10,725
                                                                                 -------------- -------------- --------------
   Net realized and unrealized gains (losses) on investments....................          5,884        224,407         13,861
                                                                                 -------------- -------------- --------------
   Net increase (decrease) in net assets resulting from operations.............. $     (34,269) $      220,518 $       14,322
                                                                                 ============== ============== ==============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MSF FI                 MSF CAPITAL GUARDIAN                      JANUS ASPEN
          LARGE CAP                    U.S. EQUITY                        LARGE CAP GROWTH
     INVESTMENT DIVISION           INVESTMENT DIVISION                  INVESTMENT DIVISION
----------------------------- ----------------------------- --------------------------------------------
     2007         2006 (C)         2007         2006 (C)         2007           2006           2005
     ----         --------         ----         --------         ----           ----           ----
$          221 $           -- $           -- $        1,689 $       48,004 $       25,478 $       15,028
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         1,641            246          2,206          1,107         31,075         24,818         21,214
            --             --             --             --             --             --             --
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         1,641            246          2,206          1,107         31,075         24,818         21,214
-------------- -------------- -------------- -------------- -------------- -------------- --------------
       (1,420)          (246)        (2,206)            582         16,929            660        (6,186)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         9,165             --             --             --             --             --             --
         2,290             21         50,654             40         60,269         80,063       (62,709)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        11,455             21         50,654             40         60,269         80,063       (62,709)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
       (8,523)          4,291       (50,293)         25,383        750,675        477,638        263,241
-------------- -------------- -------------- -------------- -------------- -------------- --------------
         2,932          4,312            361         25,423        810,944        557,701        200,532
-------------- -------------- -------------- -------------- -------------- -------------- --------------
$        1,512 $        4,066 $      (1,845) $       26,005 $      827,873 $      558,361 $      194,346
============== ============== ============== ============== ============== ============== ==============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            JANUS ASPEN
                                                                              BALANCED
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          1,879 $             44 $             25
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              256                7                1
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              256                7                1
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            1,623               37               24
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......              747               33                1
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................              747               33                1
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            2,101              147                1
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            2,848              180                2
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          4,471 $            217 $             26
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   JANUS ASPEN                                              AIM V.I.
                      FORTY                                          GOVERNMENT SECURITIES
               INVESTMENT DIVISION                                    INVESTMENT DIVISION
--------------------------------------------------     --------------------------------------------------
      2007              2006                2005           2007 (A)           2006             2005
      ----              ----                ----           --------           ----             ----
$            676  $            152    $             -- $             -- $            280 $            239
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           1,060               383                  --                3               32               46
              --                --                  --               --               --               --
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           1,060               383                  --                3               32               46
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           (384)             (231)                  --              (3)              248              193
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              --                --                  --               --               --               --
           6,298              (26)                  --            (141)              (8)              107
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           6,298              (26)                  --            (141)              (8)              107
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
          82,907             8,113                  --              165             (28)            (117)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------

          89,205             8,087                  --               24             (36)             (10)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
$         88,821  $          7,856    $             -- $             21 $            212 $            183
================  ================    ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                              AIM V.I.
                                                                         GLOBAL REAL ESTATE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $        166,720 $         25,329 $         18,091
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           13,977           10,103            6,839
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           13,977           10,103            6,839
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................          152,743           15,226           11,252
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          397,922           87,476           64,792
   Realized gains (losses) on sale of investments.......          172,588          329,460          148,313
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          570,510          416,936          213,105
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        (881,479)          328,141            7,005
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        (310,969)          745,077          220,110
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      (158,226) $        760,303 $        231,362
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                FRANKLIN TEMPLETON                                   FRANKLIN MUTUAL
                FOREIGN SECURITIES                                 DISCOVERY SECURITIES
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$        176,501  $         91,823 $         71,641 $         21,726 $          5,569 $            814
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,650            31,977           26,380            6,018            2,376              268
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          40,650            31,977           26,380            6,018            2,376              268
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         135,851            59,846           45,261           15,708            3,193              546
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         365,468                --               --           17,873           19,692               --
         366,226           553,100          259,867           71,623            7,128              132
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         731,694           553,100          259,867           89,496           26,820              132
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         305,602           743,656          264,624            8,690           90,251            8,764
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

       1,037,296         1,296,756          524,491           98,186          117,071            8,896
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$      1,173,147  $      1,356,602 $        569,752 $        113,894 $        120,264 $          9,442
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         ALLIANCEBERNSTEIN
                                                                         GLOBAL TECHNOLOGY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              334              169              135
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              334              169              135
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            (334)            (169)            (135)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......           13,926            2,596              255
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           13,926            2,596              255
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          (1,759)            2,024            1,638
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................           12,167            4,620            1,893
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $         11,833 $          4,451 $          1,758
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   FIDELITY VIP                                        FIDELITY VIP
                    CONTRAFUND                                    ASSET MANAGER: GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$         24,439  $         18,557 $          1,816 $         47,327 $         16,581 $         18,249
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          12,994             7,808            3,729            5,479            4,218            3,454
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          12,994             7,808            3,729            5,479            4,218            3,454
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          11,445            10,749          (1,913)           41,848           12,363           14,795
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         728,457           161,683              165               --               --               --
         133,390            69,614          170,001           14,373            3,099           38,662
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         861,847           231,297          170,166           14,373            3,099           38,662
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (453,602)         (100,652)         (22,158)          140,304           39,972         (29,733)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

         408,245           130,645          148,008          154,677           43,071            8,929
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$        419,690  $        141,394 $        146,095 $        196,525 $         55,434 $         23,724
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            FIDELITY VIP
                                                                       INVESTMENT GRADE BOND
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          1,370 $          1,506 $            548
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              497              147               80
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              497              147               80
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................              873            1,359              468
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               92              335
   Realized gains (losses) on sale of investments.......            1,728            (928)             (59)
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................            1,728            (836)              276
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            6,849              767            (370)
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            8,577             (69)             (94)
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          9,450 $          1,290 $            374
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   FIDELITY VIP                                       AMERICAN FUNDS
                  EQUITY-INCOME                                           GROWTH
               INVESTMENT DIVISION                                 INVESTMENT DIVISION
--------------------------------------------------  --------------------------------------------------
      2007              2006             2005             2007             2006             2005
      ----              ----             ----             ----             ----             ----
$         21,939  $          8,458 $            187 $        910,466 $        727,425 $        437,807
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
           2,725               885              259          963,168          728,495          489,519
              --                --               --               --               --               --
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
           2,725               885              259          963,168          728,495          489,519
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
          19,214             7,573             (72)         (52,702)          (1,070)         (51,712)
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         103,323            35,411              431        7,520,494          522,218               --
          17,259             3,265          (5,940)          893,765          399,390          115,149
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
         120,582            38,676          (5,509)        8,414,259          921,608          115,149
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
       (137,717)             1,802              605        3,035,574        6,751,062        8,793,861
----------------  ---------------- ---------------- ---------------- ---------------- ----------------

        (17,135)            40,478          (4,904)       11,449,833        7,672,670        8,909,010
----------------  ---------------- ---------------- ---------------- ---------------- ----------------
$          2,079  $         48,051 $        (4,976) $     11,397,131 $      7,671,600 $      8,857,298
================  ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           AMERICAN FUNDS
                                                                           GROWTH-INCOME
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $      1,142,855 $        918,542 $        587,451
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          619,745          467,194          343,213
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          619,745          467,194          343,213
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................          523,110          451,348          244,238
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................        2,332,094        1,285,086          163,244
   Realized gains (losses) on sale of investments.......          792,717          194,098          116,683
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        3,124,811        1,479,184          279,927
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...      (1,027,655)        5,509,333        1,688,136
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,097,156        6,988,517        1,968,063
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,620,266 $      7,439,865 $      2,212,301
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  AMERICAN FUNDS                             AMERICAN FUNDS
           GLOBAL SMALL CAPITALIZATION                            BOND
               INVESTMENT DIVISION                         INVESTMENT DIVISION
--------------------------------------------------  ---------------------------------
      2007              2006             2005             2007           2006 (C)
      ----              ----             ----             ----           --------
$      1,729,457  $        162,359 $        167,221 $        185,659 $          2,483
----------------  ---------------- ---------------- ---------------- ----------------
         498,593           306,582          151,245           15,059            1,499
              --                --               --               --               --
----------------  ---------------- ---------------- ---------------- ----------------
         498,593           306,582          151,245           15,059            1,499
----------------  ---------------- ---------------- ---------------- ----------------
       1,230,864         (144,223)           15,976          170,600              984
----------------  ---------------- ---------------- ---------------- ----------------
       4,252,758         1,814,506               --               --               --
       1,739,097         1,195,131          669,665           13,076            (909)
----------------  ---------------- ---------------- ---------------- ----------------
       5,991,855         3,009,637          669,665           13,076            (909)
----------------  ---------------- ---------------- ---------------- ----------------
       1,948,016         4,197,799        3,507,811        (143,419)           13,837
----------------  ---------------- ---------------- ---------------- ----------------

       7,939,871         7,207,436        4,177,476        (130,343)           12,928
----------------  ---------------- ---------------- ---------------- ----------------

$      9,170,735  $      7,063,213 $      4,193,452 $         40,257 $         13,912
================  ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                         MIST T. ROWE PRICE
                                                                           MID-CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $         32,087 $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................          119,212           91,448           62,726
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................          119,212           91,448           62,726
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (87,125)         (91,448)         (62,726)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          624,268          373,372          206,008
   Realized gains (losses) on sale of investments.......          750,188          524,517          102,486
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................        1,374,456          897,889          308,494
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          843,627        (173,792)          895,073
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,218,083          724,097        1,203,567
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,130,958 $        632,649 $      1,140,841
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     MIST MFS                                          MIST PIMCO
              RESEARCH INTERNATIONAL                                  TOTAL RETURN
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$        175,461 $        107,793 $         21,589 $      1,037,985 $        719,124 $         13,007
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         103,179           56,798           27,070          249,561          217,239          180,282
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         103,179           56,798           27,070          249,561          217,239          180,282
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          72,282           50,995          (5,481)          788,424          501,885        (167,275)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       1,709,535          423,780          184,503               --           10,617          154,127
         462,480           81,019           80,066           88,836           74,726           52,949
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,172,015          504,799          264,569           88,836           85,343          207,076
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       (879,168)          963,904          280,569        1,198,111          469,783          311,680
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

       1,292,847        1,468,703          545,138        1,286,947          555,126          518,756
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$      1,365,129 $      1,519,698 $        539,657 $      2,075,371 $      1,057,011 $        351,481
================ ================ ================ ================ ================ ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                              MIST RCM
                                                                             TECHNOLOGY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           78,918           61,070           50,588
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           78,918           61,070           50,588
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (78,918)         (61,070)         (50,588)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          297,201               --           46,291
   Realized gains (losses) on sale of investments.......          321,209          222,324          194,566
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          618,410          222,324          240,857
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        1,944,863          156,356          445,709
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................        2,563,273          378,680          686,566
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $      2,484,355 $        317,610 $        635,978
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                 MIST LORD ABBETT                                     MIST LAZARD
                  BOND DEBENTURE                                        MID-CAP
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$      1,117,160 $      1,191,085 $        744,214 $         32,279 $         17,856 $         10,617
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         166,476          139,802          121,860           44,498           29,336           22,544
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         166,476          139,802          121,860           44,498           29,336           22,544
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         950,684        1,051,283          622,354         (12,219)         (11,480)         (11,927)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          25,764               --               --          442,382          392,270          320,635
         179,522           93,973          255,890           40,395           20,740           96,120
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         205,286           93,973          255,890          482,777          413,010          416,755
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          39,883          324,579        (722,955)        (720,263)           56,316        (198,731)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

         245,169          418,552        (467,065)        (237,486)          469,326          218,024
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$      1,195,853 $      1,469,835 $        155,289 $      (249,705) $        457,846 $        206,097
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                            MIST MET/AIM
                                                                          SMALL CAP GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           24,194           16,523           11,067
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           24,194           16,523           11,067
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................         (24,194)         (16,523)         (11,067)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................           37,183          267,325           32,434
   Realized gains (losses) on sale of investments.......           80,971           18,065           35,790
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          118,154          285,390           68,224
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...          135,230         (33,826)           47,188
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          253,384          251,564          115,412
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        229,190 $        235,041 $        104,345
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

               MIST HARRIS OAKMARK                                  MIST LEGG MASON
                  INTERNATIONAL                                PARTNERS AGGRESSIVE GROWTH
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$        234,443 $        350,324 $         11,138 $         17,148 $             -- $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         229,276          127,018           55,708           67,790           65,378           52,753
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         229,276          127,018           55,708           67,790           65,378           52,753
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           5,167          223,306         (44,570)         (50,642)         (65,378)         (52,753)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,011,612          874,510          116,064          718,994          438,536            7,588
         713,857          125,443          131,605          207,519          177,119           89,582
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,725,469          999,953          247,669          926,513          615,655           97,170
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
     (3,512,929)        2,507,928          724,928        (747,047)        (742,982)          756,884
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

       (787,460)        3,507,881          972,597          179,466        (127,327)          854,054
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$      (782,293) $      3,731,187 $        928,027 $        128,824 $      (192,705) $        801,301
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                          MIST LORD ABBETT
                                                                         GROWTH AND INCOME
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $         59,988 $            887 $            447
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................           28,949           22,648           16,835
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................           28,949           22,648           16,835
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................           31,039         (21,761)         (16,388)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................          259,517            3,901           40,557
   Realized gains (losses) on sale of investments.......           36,864          958,803           25,218
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          296,381          962,704           65,775
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...        (147,617)        (295,172)          110,292
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................          148,764          667,532          176,067
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $        179,803 $        645,771 $        159,679
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              MIST NEUBERGER BERMAN                                 MIST VAN KAMPEN
                   REAL ESTATE                                       MID CAP GROWTH
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$        222,388 $        128,299 $             -- $             -- $             -- $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         177,701          108,818           40,104               24               --               --
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         177,701          108,818           40,104               24               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          44,687           19,481         (40,104)             (24)               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       1,785,543          609,936            8,770               --               --               --
         745,343          210,018           77,734               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       2,530,886          819,954           86,504               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
     (6,132,457)        3,020,558          660,111            (570)               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

     (3,601,571)        3,840,512          746,615            (570)               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$    (3,556,884) $      3,859,993 $        706,511 $          (594) $             -- $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                          MIST LORD ABBETT
                                                                           MID-CAP VALUE
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                           -                                   ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $            530 $            203 $            139
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              218              184               87
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              218              184               87
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................              312               19               52
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................           11,174            3,482            1,158
   Realized gains (losses) on sale of investments.......          (1,133)             (69)               22
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           10,041            3,413            1,180
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...         (10,458)              880               85
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            (417)            4,293            1,265
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          (105) $          4,312 $          1,317
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                MIST THIRD AVENUE                                   MIST OPPENHEIMER
                 SMALL CAP VALUE                                  CAPITAL APPRECIATION
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006           2005 (B)
      ----             ----             ----             ----             ----           --------
$          2,794 $            133 $             -- $            618 $            583 $             77
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,456              482               51            4,920            1,966              275
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,456              482               51            4,920            1,966              275
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,338            (349)             (51)          (4,302)          (1,383)            (198)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          18,350            2,011               77           27,608            1,330            1,100
           4,229            1,511              111            9,182            6,117              442
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          22,579            3,522              188           36,790            7,447            1,542
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
        (41,016)           21,745            1,856           18,908           12,744            2,715
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
        (18,437)           25,267            2,044           55,698           20,191            4,257
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
$       (17,099) $         24,918 $          1,993 $         51,396 $         18,808 $          4,059
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                    MIST LEGG MASON                    MIST CYCLICAL
                                                     VALUE EQUITY                       GROWTH ETF
                                                  INVESTMENT DIVISION               INVESTMENT DIVISION
                                           --------------------------------- ---------------------------------
                                                 2007           2006 (C)           2007           2006 (C)
                                                 ----           --------           ----           --------
INVESTMENT INCOME:
   Dividends.............................. $            190 $          7,771 $             -- $          1,841
                                           ---------------- ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges.....           54,485           28,159            3,337              279
   Administrative charges.................               --               --               --               --
                                           ---------------- ---------------- ---------------- ----------------
     Total expenses.......................           54,485           28,159            3,337              279
                                           ---------------- ---------------- ---------------- ----------------
   Net investment income (loss)...........         (54,295)         (20,388)          (3,337)            1,562
                                           ---------------- ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions............            6,404          103,047               --              385
   Realized gains (losses) on sale of
     investments..........................           31,337          (4,060)           10,329            1,385
                                           ---------------- ---------------- ---------------- ----------------
       Net realized gains (losses)........           37,741           98,987           10,329            1,770
                                           ---------------- ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on
     investments..........................        (371,535)          306,184          (2,639)            4,607
                                           ---------------- ---------------- ---------------- ----------------
   Net realized and unrealized gains
     (losses) on investments..............        (333,794)          405,171            7,690            6,377
                                           ---------------- ---------------- ---------------- ----------------
   Net increase (decrease) in net assets
     resulting from operations............ $      (388,089) $        384,783 $          4,353 $          7,939
                                           ================ ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          MIST CYCLICAL                 MIST PIMCO INFLATION          MIST BLACKROCK        MIST JANUS
      GROWTH AND INCOME ETF                PROTECTED BOND             LARGE-CAP CORE           FORTY
       INVESTMENT DIVISION               INVESTMENT DIVISION        INVESTMENT DIVISION INVESTMENT DIVISION
--------------------------------- --------------------------------- ------------------- -------------------
      2007           2006 (C)           2007           2006 (C)          2007 (D)            2007 (D)
      ----           --------           ----           --------          --------            --------
$              1 $          1,529 $          5,472 $             --  $             --    $             --
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           2,341              230            3,681              463         2,431,291               4,282
              --               --               --               --                --                  --
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           2,341              230            3,681              463         2,431,291               4,282
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
         (2,340)            1,299            1,791            (463)       (2,431,291)             (4,282)
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
              15               --               --               --                --                  --
           9,148            1,197            4,018            1,472           181,462              23,570
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           9,163            1,197            4,018            1,472           181,462              23,570
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
         (2,024)            2,231           50,303          (1,429)         4,642,363             188,079
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
           7,139            3,428           54,321               43         4,823,825             211,649
---------------- ---------------- ---------------- ----------------  ----------------    ----------------
$          4,799 $          4,727 $         56,112 $          (420)  $      2,392,534    $        207,367
================ ================ ================ ================  ================    ================


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                          AMERICAN CENTURY
                                                                              VP VISTA
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................               93               81               47
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................               93               81               47
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................             (93)             (81)             (47)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               52               --
   Realized gains (losses) on sale of investments.......            1,950               66                6
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................            1,950              118                6
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            4,790            1,653              961
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            6,740            1,771              967
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          6,647 $          1,690 $            920
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                   DELAWARE VIP                                         DREYFUS
                 SMALL CAP VALUE                                      MIDCAP STOCK
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$          1,797 $             87 $            181 $            665 $            189 $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,812            1,667              539              941              337               --
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,812            1,667              539              941              337               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         (2,015)          (1,580)            (358)            (276)            (148)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          53,893           23,651            8,183           25,997           17,011               --
             765            3,801               45          (4,230)            (525)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          54,658           27,452            8,228           21,767           16,486               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       (146,882)           21,618            2,540         (17,400)         (13,109)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
        (92,224)           49,070           10,768            4,367            3,377               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
$       (94,239) $         47,490 $         10,410 $          4,091 $          3,229 $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                              DREYFUS
                                                                          EMERGING LEADERS
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                             2007 (A)           2006             2005
                                                             --------           ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................               21               70               47
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................               21               70               47
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................             (21)             (70)             (47)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................            5,189            1,695              562
   Realized gains (losses) on sale of investments.......          (6,198)             (33)              251
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................          (1,009)            1,662              813
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            1,014            (791)              711
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................                5              871            1,524
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $           (16) $            801 $          1,477
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     DREYFUS                                         GOLDMAN SACHS
               INTERNATIONAL VALUE                                   MID CAP VALUE
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$         11,153 $          2,040 $             -- $         10,129 $          2,401 $            267
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,245            1,650              850            3,838              502              222
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,245            1,650              850            3,838              502              222
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           7,908              390            (850)            6,291            1,899               45
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          99,784           12,788            3,710          187,441           26,443            4,473
          23,384            2,803          (8,588)           15,940            1,291          (3,479)
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         123,168           15,591          (4,878)          203,381           27,734              994
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
       (101,858)           67,169           13,060        (272,066)          (2,200)              223
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

          21,310           82,760            8,182         (68,685)           25,534            1,217
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$         29,218 $         83,150 $          7,332 $       (62,394) $         27,433 $          1,262
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           GOLDMAN SACHS
                                                                    STRUCTURED SMALL CAP EQUITY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $            579 $            576 $            114
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              510              319               20
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              510              319               20
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................               69              257               94
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................           15,009            6,284            4,217
   Realized gains (losses) on sale of investments.......            (448)            (124)                1
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           14,561            6,160            4,218
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...         (37,975)            1,891          (5,644)
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................         (23,414)            8,051          (1,426)
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $       (23,345) $          8,308 $        (1,332)
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MFS                                                MFS
                   HIGH INCOME                                       GLOBAL EQUITY
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005             2007             2006             2005
      ----             ----             ----             ----             ----             ----
$          4,038 $          4,418 $          3,911 $            796 $             -- $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
             175              372              279              184               38               --
              --               --               --               --               --               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
             175              372              279              184               38               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           3,863            4,046            3,632              612             (38)               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --            2,587               --               --
           1,517            1,254              128            2,926              100               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           1,517            1,254              128            5,513              100               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
         (3,019)            2,298          (2,862)          (2,915)            2,944               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

         (1,502)            3,552          (2,734)            2,598            3,044               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$          2,361 $          7,598 $            898 $          3,210 $          3,006 $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                                MFS
                                                                           NEW DISCOVERY
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             --
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................               13               --               --
   Administrative charges...............................               --               --               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................               13               --               --
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................             (13)                                --
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................              243               --               --
   Realized gains (losses) on sale of investments.......              (4)               --               --
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................              239               --               --
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...            (349)               --               --
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            (110)               --               --
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          (123) $             -- $             --
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                       MFS                                                 VAN KAMPEN
                      VALUE                                                GOVERNMENT
               INVESTMENT DIVISION                                    INVESTMENT DIVISION
--------------------------------------------------     --------------------------------------------------
      2007              2006                2005             2007             2006             2005
      ----              ----                ----             ----             ----             ----
$             --  $             --    $             -- $            863 $            621 $             --
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              78                --                  --               68               54               12
              --                --                  --               --
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              78                --                  --               68
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
            (78)                --                  --              795              567             (12)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
              --                --                  --               --               --               --
           2,376                --                  --               38            (329)              (1)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
           2,376                --                  --               38            (329)              (1)
----------------  ----------------    ---------------- ---------------- ---------------- ----------------
         (1,846)                --                  --               35              121              124
----------------  ----------------    ---------------- ---------------- ---------------- ----------------

             530                --                  --               73            (208)              123
----------------  ----------------    ---------------- ---------------- ---------------- ----------------

$            452  $             --    $             -- $            868 $            359 $            111
================  ================    ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           WELLS FARGO VT
                                                                         TOTAL RETURN BOND
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                               2007             2006             2005
                                                               ----             ----             ----
INVESTMENT INCOME:
   Dividends............................................ $          4,429 $          1,616 $            263
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              393              138               15
   Administrative charges...............................               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              393
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            4,036            1,478              248
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......              482            (203)              238
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................              482            (203)              238
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...              726              969               16
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................            1,208              766              254
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $          5,244 $          2,244 $            502
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                  WELLS FARGO VT                                     WELLS FARGO VT
                   MONEY MARKET                                     ASSET ALLOCATION
               INVESTMENT DIVISION                                INVESTMENT DIVISION
-------------------------------------------------- --------------------------------------------------
      2007             2006             2005           2007 (A)           2006             2005
      ----             ----             ----           --------           ----             ----
$         56,709 $         17,272 $             -- $             -- $            112 $             --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           5,004            1,399               --                8               13               --
              --                                                 --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
           5,004                                                  8
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
          51,705           15,873               --              (8)               99               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --               --               --               --
              --               --               --              729              293               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --              729              293               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------
              --               --               --            (432)              432               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

              --               --               --              297              725               --
---------------- ---------------- ---------------- ---------------- ---------------- ----------------

$         51,705 $         15,873 $             -- $            289 $            824 $             --
================ ================ ================ ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF OPERATIONS -- (CONCLUDED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                           WELLS FARGO VT
                                                                        LARGE COMPANY GROWTH
                                                                        INVESTMENT DIVISION
                                                         --------------------------------------------------
                                                             2007 (A)           2006             2005
                                                             --------           ----             ----
INVESTMENT INCOME:
   Dividends............................................ $             -- $             -- $             15
                                                         ---------------- ---------------- ----------------
EXPENSES:
   Mortality and expense risk charges...................              138              243               31
   Administrative charges...............................               --
                                                         ---------------- ---------------- ----------------
     Total expenses.....................................              138
                                                         ---------------- ---------------- ----------------
   Net investment income (loss).........................            (138)            (243)             (16)
                                                         ---------------- ---------------- ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions..........................               --               --               --
   Realized gains (losses) on sale of investments.......           22,636            5,393              (5)
                                                         ---------------- ---------------- ----------------
       Net realized gains (losses)......................           22,636            5,393              (5)
                                                         ---------------- ---------------- ----------------
   Change in unrealized gains (losses) on investments...         (10,940)           10,126              797
                                                         ---------------- ---------------- ----------------
   Net realized and unrealized gains (losses) on
     investments........................................           11,696           15,519              792
                                                         ---------------- ---------------- ----------------
   Net increase (decrease) in net assets resulting from
     operations......................................... $         11,558 $         15,276 $            776
                                                         ================ ================ ================

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                                 WELLS FARGO VT
                                 EQUITY INCOME
                              INVESTMENT DIVISION
               --------------------------------------------------
                   2007 (A)           2006             2005
                   --------           ----             ----
               $             -- $            130 $            113
               ---------------- ---------------- ----------------
                              3               34               31
                             --
               ---------------- ---------------- ----------------
                              3
               ---------------- ---------------- ----------------
                            (3)               96               82
               ---------------- ---------------- ----------------
                             --               19               --
                          1,600               85               25
               ---------------- ---------------- ----------------
                          1,600              104               25
               ---------------- ---------------- ----------------
                        (1,507)            1,202              301
               ---------------- ---------------- ----------------

                             93            1,306              326
               ---------------- ---------------- ----------------

               $             90 $          1,402 $            408
               ================ ================ ================

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                      STATEMENTS OF CHANGES IN NET ASSETS
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       MSF BLACKROCK                              MSF BLACKROCK
                                         LARGE CAP                                 DIVERSIFIED
                                    INVESTMENT DIVISION                        INVESTMENT DIVISION
                         ------------------------------------------ -----------------------------------------
                            2007 (A)        2006          2005          2007          2006          2005
                            --------        ----          ----          ----          ----          ----
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)............... $    5,532,818 $   1,748,411 $     905,711 $   5,593,077 $   5,093,370 $   2,270,420
 Net realized gains
   (losses).............     34,926,873     1,910,880       834,521     3,011,483     2,697,730       655,141
 Change in unrealized
   gains (losses) on
   investments..........   (18,412,208)    47,641,145     8,704,485     7,614,036    21,697,213     3,822,631
                         -------------- ------------- ------------- ------------- ------------- -------------
   Net increase
     (decrease) in net
     assets resulting
     from
     operations.........     22,047,483    51,300,436    10,444,717    16,218,596    29,488,313     6,748,192
                         -------------- ------------- ------------- ------------- ------------- -------------
POLICY TRANSACTIONS:
 Premium payments
   received from policy
   owners...............     15,638,404    51,976,132    57,155,216    40,003,652    43,210,333    48,752,996
 Net transfers
   (including fixed
   account).............  (454,139,374)  (12,663,855)  (10,123,918)   (6,583,051)  (14,585,173)   (4,525,462)
 Policy charges.........    (9,520,648)  (29,312,981)  (30,084,463)  (24,846,715)  (25,567,832)  (26,339,933)
 Transfers for policy
   benefits and
   terminations.........    (9,922,680)  (26,960,197)  (25,650,785)  (21,979,765)  (20,863,345)  (20,062,099)
                         -------------- ------------- ------------- ------------- ------------- -------------
 Net increase (decrease)
   in net assets
   resulting from policy
   transactions.........  (457,944,298)  (16,960,901)   (8,703,950)  (13,405,879)  (17,806,017)   (2,174,498)
                         -------------- ------------- ------------- ------------- ------------- -------------
 Net increase (decrease)
   in net assets........  (435,896,815)    34,339,535     1,740,767     2,812,717    11,682,296     4,573,694
NET ASSETS:
 Beginning of period....    435,896,815   401,557,280   399,816,513   331,432,719   319,750,423   315,176,729
                         -------------- ------------- ------------- ------------- ------------- -------------
 End of period.......... $           -- $ 435,896,815 $ 401,557,280 $ 334,245,436 $ 331,432,719 $ 319,750,423
                         ============== ============= ============= ============= ============= =============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              MSF BLACKROCK                              MSF METLIFE                                MSF FI
            AGGRESSIVE GROWTH                            STOCK INDEX                         INTERNATIONAL STOCK
           INVESTMENT DIVISION                       INVESTMENT DIVISION                     INVESTMENT DIVISION
----------------------------------------- ----------------------------------------- --------------------------------------
    2007          2006          2005          2007          2006          2005          2007         2006         2005
    ----          ----          ----          ----          ----          ----          ----         ----         ----

$ (2,172,462) $ (1,968,385) $ (1,824,382) $   1,607,854 $   7,509,405 $   4,330,436 $    147,518 $    350,554 $  (109,934)

    1,382,763   (1,521,325)   (2,231,885)    22,330,416    27,994,237     3,573,660    5,161,819      832,502      237,027


   44,452,957    16,167,405    23,892,825     7,171,409    53,741,400    14,173,789    1,044,733    7,805,567    8,151,109
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------




   43,663,258    12,677,695    19,836,558    31,109,679    89,245,042    22,077,885    6,354,070    8,988,623    8,278,202
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------


   24,166,939    26,442,113    29,002,147   108,420,954    97,155,710   113,017,163    7,358,066    7,377,673    7,207,636


  (6,084,428)   (4,120,591)   (6,037,385)   (8,388,405)  (16,861,291)   (5,222,960)      338,266    2,367,896    (102,719)
 (14,515,068)  (14,565,748)  (14,759,838)  (45,320,834)  (44,010,383)  (42,744,650)  (4,047,380)  (3,898,913)  (3,489,856)


 (15,886,481)  (13,935,844)  (13,570,874)  (45,317,699)  (23,533,626)  (29,733,875)  (4,807,457)  (4,181,849)  (3,112,473)
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------



 (12,319,038)   (6,180,070)   (5,365,950)     9,394,016    12,750,410    35,315,678  (1,158,505)    1,664,807      502,588
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------

   31,344,220     6,497,625    14,470,608    40,503,695   101,995,452    57,393,563    5,195,565   10,653,430    8,780,790
  228,717,595   222,219,970   207,749,362   707,564,793   605,569,341   548,175,778   67,509,144   56,855,714   48,074,924
------------- ------------- ------------- ------------- ------------- ------------- ------------ ------------ ------------
$ 260,061,815 $ 228,717,595 $ 222,219,970 $ 748,068,488 $ 707,564,793 $ 605,569,341 $ 72,704,709 $ 67,509,144 $ 56,855,714
============= ============= ============= ============= ============= ============= ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                MSF FI                             MSF T. ROWE PRICE
                                         MID CAP OPPORTUNITIES                      SMALL CAP GROWTH
                                          INVESTMENT DIVISION                     INVESTMENT DIVISION
                               ----------------------------------------- --------------------------------------
                                   2007          2006          2005          2007         2006         2005
                                   ----          ----          ----          ----         ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)..................... $ (2,156,929) $ (2,228,656) $ (2,011,441) $  (695,384) $  (661,143) $  (595,465)
 Net realized gains
   (losses)...................   (3,610,711)   (4,482,428)   (1,015,121)    1,678,195      842,686       37,997
 Change in unrealized gains
   (losses) on
   investments................    25,889,645    33,489,573    17,191,699    6,321,798    2,138,730    7,936,747
                               ------------- ------------- ------------- ------------ ------------ ------------
   Net increase (decrease) in
     net assets resulting
     from operations..........    20,122,005    26,778,489    14,165,137    7,304,609    2,320,273    7,379,279
                               ------------- ------------- ------------- ------------ ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners.........    35,873,638    38,876,326    43,356,457    9,360,936   10,038,924   11,374,021
 Net transfers (including
   fixed account).............   (7,434,397)   (8,221,054)   (7,897,866)  (3,254,756)  (2,086,001)  (1,830,915)
 Policy charges...............  (17,322,434)  (17,360,725)  (17,604,754)  (4,451,023)  (4,682,277)  (4,751,769)
 Transfers for policy benefits
   and terminations...........  (19,624,632)  (16,355,336)  (13,599,210)  (5,026,325)  (4,410,219)  (3,572,604)
                               ------------- ------------- ------------- ------------ ------------ ------------
 Net increase (decrease) in
   net assets resulting from
   policy transactions........   (8,507,825)   (3,060,789)     4,254,627  (3,371,168)  (1,139,573)    1,218,733
                               ------------- ------------- ------------- ------------ ------------ ------------
 Net increase (decrease) in
   net assets.................    11,614,180    23,717,700    18,419,764    3,933,441    1,180,700    8,598,012
NET ASSETS:
 Beginning of period..........   271,463,672   247,745,972   229,326,208   81,812,746   80,632,046   72,034,034
                               ------------- ------------- ------------- ------------ ------------ ------------
 End of period................ $ 283,077,852 $ 271,463,672 $ 247,745,972 $ 85,746,187 $ 81,812,746 $ 80,632,046
                               ============= ============= ============= ============ ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MSF OPPENHEIMER                       MSF HARRIS OAKMARK                    MSF NEUBERGER BERMAN
            GLOBAL EQUITY                         LARGE CAP VALUE                         MID CAP VALUE
         INVESTMENT DIVISION                    INVESTMENT DIVISION                    INVESTMENT DIVISION
-------------------------------------- -------------------------------------- --------------------------------------
    2007         2006         2005         2007         2006         2005         2007         2006         2005
    ----         ----         ----         ----         ----         ----         ----         ----         ----

$    151,331 $    753,065 $   (89,544) $   (28,106) $   (31,123) $   (61,565) $  (261,148) $  (262,264) $  (310,757)

   1,460,274    1,433,066      270,279    2,998,773      835,096      398,007    3,913,488    7,045,174    5,078,424


   1,125,527    4,443,736    5,277,659  (5,878,800)    8,574,081  (1,475,339)  (1,796,392)      382,304    1,374,494
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


   2,737,132    6,629,867    5,458,394  (2,908,133)    9,378,054  (1,138,897)    1,855,948    7,165,214    6,142,161
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

   5,517,581    5,350,913    5,253,047   10,581,263   11,305,507   12,688,012   13,273,938   13,072,820   11,535,409

     265,706      346,998      942,030  (1,429,602)  (3,330,328)  (1,524,510)    (503,917)    3,378,877    5,790,659
 (2,601,520)  (2,495,915)  (2,293,721)  (4,317,588)  (4,238,848)  (4,202,871)  (5,570,345)  (5,310,344)  (4,534,051)

 (2,790,725)  (2,492,124)  (1,937,431)  (4,292,114)  (3,266,980)  (2,509,452)  (4,785,600)  (3,723,613)  (2,997,044)
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


     391,042      709,872    1,963,925      541,959      469,351    4,451,179    2,414,076    7,417,740    9,794,973
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

   3,128,174    7,339,739    7,422,319  (2,366,174)    9,847,405    3,312,282    4,270,024   14,582,954   15,937,134
  48,944,535   41,604,796   34,182,477   64,292,839   54,445,434   51,133,152   77,735,349   63,152,395   47,215,261
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
$ 52,072,709 $ 48,944,535 $ 41,604,796 $ 61,926,665 $ 64,292,839 $ 54,445,434 $ 82,005,373 $ 77,735,349 $ 63,152,395
============ ============ ============ ============ ============ ============ ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                          MSF T. ROWE PRICE                     MSF LEHMAN BROTHERS
                                           LARGE CAP GROWTH                     AGGREGATE BOND INDEX
                                         INVESTMENT DIVISION                    INVESTMENT DIVISION
                                -------------------------------------- --------------------------------------
                                    2007         2006         2005         2007         2006         2005
                                    ----         ----         ----         ----         ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)...................... $  (199,231) $  (223,162) $  (106,612) $  3,682,982 $  3,031,227 $  2,261,399
 Net realized gains (losses)...    2,082,657      507,318      187,894      192,840     (57,852)      113,726
 Change in unrealized gains
   (losses) on investments.....    2,367,516    5,044,250    2,209,286    2,133,669     (71,436)  (1,403,001)
                                ------------ ------------ ------------ ------------ ------------ ------------
   Net increase (decrease) in
     net assets resulting from
     operations................    4,250,942    5,328,406    2,290,568    6,009,491    2,901,939      972,124
                                ------------ ------------ ------------ ------------ ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners..........    7,257,794    7,320,586    7,692,933   17,877,600   17,471,563   16,818,608
 Net transfers (including fixed
   account)....................  (2,228,506)      264,173    (171,639)    3,276,682      387,397    4,909,390
 Policy charges................  (3,216,395)  (3,041,779)  (2,932,312)  (7,537,250)  (6,943,571)  (6,449,298)
 Transfers for policy benefits
   and terminations............  (2,568,167)  (2,505,832)  (1,892,610)  (5,115,587)  (3,947,414)  (3,413,219)
                                ------------ ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets resulting from policy
   transactions................    (755,274)    2,037,148    2,696,372    8,501,445    6,967,975   11,865,481
                                ------------ ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets......................    3,495,668    7,365,554    4,986,940   14,510,936    9,869,914   12,837,605
NET ASSETS:
 Beginning of period...........   49,315,573   41,950,019   36,963,079   90,417,327   80,547,413   67,709,808
                                ------------ ------------ ------------ ------------ ------------ ------------
 End of period................. $ 52,811,241 $ 49,315,573 $ 41,950,019 $104,928,263 $ 90,417,327 $ 80,547,413
                                ============ ============ ============ ============ ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          MSF MORGAN STANLEY                            MSF                                   MSF
              EAFE INDEX                         RUSSELL 2000 INDEX                     JENNISON GROWTH
         INVESTMENT DIVISION                    INVESTMENT DIVISION                   INVESTMENT DIVISION
-------------------------------------- -------------------------------------- -----------------------------------
    2007         2006         2005         2007         2006         2005        2007        2006      2005 (B)
    ----         ----         ----         ----         ----         ----        ----        ----      --------

$    725,557 $    423,680 $    285,699 $     50,303 $    (4,913) $   (26,606) $  (64,681) $ (113,119) $  (67,101)
   2,259,334      984,685      590,734    5,503,433    2,636,194    2,249,464     743,825     127,931      36,398

   2,980,876    9,577,488    3,753,078  (6,890,836)    5,025,107    (613,275)     832,560     269,709   2,206,440
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------


   5,965,767   10,985,853    4,629,511  (1,337,100)    7,656,388    1,609,583   1,511,704     284,521   2,175,737
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------

  11,289,849    9,956,199    8,982,849    8,728,900    9,061,617    8,761,720   2,217,875   2,455,072   1,741,473

   4,399,093    1,802,577    1,409,687      182,391    1,828,304      216,481   (414,141)    (87,387)  10,052,349
 (4,672,031)  (3,911,321)  (3,289,298)  (3,451,476)  (3,270,510)  (3,007,292)   (905,170)   (914,319)   (846,907)

 (3,748,512)  (2,889,103)  (1,826,769)  (3,167,104)  (2,623,656)  (2,029,407)   (767,811)   (722,873)    (38,407)
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------


   7,268,399    4,958,352    5,276,469    2,292,711    4,995,755    3,941,502     130,753     730,493  10,908,508
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------

  13,234,166   15,944,205    9,905,980      955,611   12,652,143    5,551,085   1,642,457   1,015,014  13,084,245
  58,401,764   42,457,559   32,551,579   55,288,989   42,636,846   37,085,761  14,099,259  13,084,245          --
------------ ------------ ------------ ------------ ------------ ------------ ----------- ----------- -----------
$ 71,635,930 $ 58,401,764 $ 42,457,559 $ 56,244,600 $ 55,288,989 $ 42,636,846 $15,741,716 $14,099,259 $13,084,245
============ ============ ============ ============ ============ ============ =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             MSF BLACKROCK                           MSF METLIFE
                                            STRATEGIC VALUE                      MID CAP STOCK INDEX
                                          INVESTMENT DIVISION                    INVESTMENT DIVISION
                                --------------------------------------- --------------------------------------
                                    2007          2006         2005         2007         2006         2005
                                    ----          ----         ----         ----         ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)...................... $   (601,992) $  (529,917) $  (714,689) $   (53,618) $    186,015 $   (62,688)
 Net realized gains (losses)...    12,982,944   18,850,246    6,137,592    3,703,948    4,163,714    2,719,370
 Change in unrealized gains
   (losses) on investments.....  (16,875,056)  (4,073,024)  (2,502,234)      158,945      201,865    1,900,535
                                ------------- ------------ ------------ ------------ ------------ ------------
   Net increase (decrease) in
     net assets resulting from
     operations................   (4,494,104)   14,247,305    2,920,669    3,809,275    4,551,594    4,557,217
                                ------------- ------------ ------------ ------------ ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners..........    15,755,463   17,326,197   18,598,115   10,058,472    9,822,002    9,146,889
 Net transfers (including fixed
   account)....................   (2,527,871)  (3,858,623)    (376,162)    1,446,934    1,873,265    1,259,495
 Policy charges................   (6,814,895)  (6,990,567)  (6,932,168)  (4,088,802)  (3,798,648)  (3,403,753)
 Transfers for policy benefits
   and terminations............   (6,624,745)  (5,432,706)  (4,429,182)  (3,356,812)  (2,881,354)  (1,921,955)
                                ------------- ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets resulting from policy
   transactions................     (212,048)    1,044,301    6,860,603    4,059,792    5,015,265    5,080,676
                                ------------- ------------ ------------ ------------ ------------ ------------
 Net increase (decrease) in net
   assets......................   (4,706,152)   15,291,606    9,781,272    7,869,067    9,566,859    9,637,893
NET ASSETS:
 Beginning of period...........   105,414,517   90,122,911   80,341,639   56,090,136   46,523,277   36,885,384
                                ------------- ------------ ------------ ------------ ------------ ------------
 End of period................. $ 100,708,365 $105,414,517 $ 90,122,911 $ 63,959,203 $ 56,090,136 $ 46,523,277
                                ============= ============ ============ ============ ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

      MSF FRANKLIN TEMPLETON                   MSF BLACKROCK                             MSF
         SMALL CAP GROWTH                     LARGE CAP VALUE                    DAVIS VENTURE VALUE
        INVESTMENT DIVISION                 INVESTMENT DIVISION                  INVESTMENT DIVISION
----------------------------------- ----------------------------------- --------------------------------------
   2007        2006        2005        2007        2006        2005         2007         2006         2005
   ----        ----        ----        ----        ----        ----         ----         ----         ----

$  (60,634) $  (50,288) $  (39,601) $    13,846 $    22,314 $     2,262 $   (49,271) $     19,378 $   (46,637)
    725,945     422,517     282,478     761,534     510,491     121,570      581,875    2,307,728      226,016

  (436,173)     106,882    (56,267)   (536,165)     656,059     110,740    1,282,046    3,652,646    3,304,528
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------


    229,138     479,111     188,610     239,215   1,188,864     234,572    1,814,650    5,979,752    3,483,907
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------

  1,295,669   1,209,783   1,166,638   2,853,366   1,723,914   1,318,222   10,865,750    9,665,122   10,136,134

   (34,464)     321,633   (104,904)   1,496,583   2,275,636     925,771    3,012,023  (4,035,297)    4,047,247
  (461,653)   (432,712)   (397,275)   (997,837)   (637,550)   (449,586)  (4,001,496)  (3,767,671)  (3,216,813)

  (356,935)   (317,572)   (272,450)   (713,538)   (290,749)   (212,728)  (3,000,396)  (1,975,307)  (1,831,698)
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------


    442,617     781,132     392,009   2,638,574   3,071,251   1,581,679    6,875,881    (113,153)    9,134,870
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------

    671,755   1,260,243     580,619   2,877,789   4,260,115   1,816,251    8,690,531    5,866,599   12,618,777
  6,368,294   5,108,051   4,527,432   9,397,259   5,137,144   3,320,893   49,859,713   43,993,114   31,374,337
----------- ----------- ----------- ----------- ----------- ----------- ------------ ------------ ------------
$ 7,040,049 $ 6,368,294 $ 5,108,051 $12,275,048 $ 9,397,259 $ 5,137,144 $ 58,550,244 $ 49,859,713 $ 43,993,114
=========== =========== =========== =========== =========== =========== ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                            MSF LOOMIS SAYLES                     MSF BLACKROCK
                                                SMALL CAP                    LEGACY LARGE CAP GROWTH
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- ------------------------------------
                                      2007        2006        2005        2007         2006        2005
                                      ----        ----        ----        ----         ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $ (113,405) $  (90,220) $  (60,646) $  (19,922) $   (26,434) $  (11,264)
 Net realized gains (losses)......   1,801,940   1,056,941     157,208      64,255      954,600      84,949
 Change in unrealized gains
   (losses) on investments........   (305,465)     425,449     365,753     437,029  (1,121,566)     498,307
                                   ----------- ----------- ----------- ----------- ------------ -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................   1,383,070   1,392,170     462,315     481,362    (193,400)     571,992
                                   ----------- ----------- ----------- ----------- ------------ -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................   2,609,684   2,123,062   1,717,028     860,589      579,414   3,105,072
 Net transfers (including fixed
   account).......................   1,184,072   2,032,759     500,932     621,856  (7,570,628)     801,381
 Policy charges...................   (976,939)   (791,339)   (595,826)   (303,215)    (483,151)   (694,288)
 Transfers for policy benefits and
   terminations...................   (762,075)   (537,409)   (376,507)   (105,375)    (171,948)   (132,635)
                                   ----------- ----------- ----------- ----------- ------------ -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................   2,054,742   2,827,073   1,245,627   1,073,855  (7,646,313)   3,079,530
                                   ----------- ----------- ----------- ----------- ------------ -----------
 Net increase (decrease) in net
   assets.........................   3,437,812   4,219,243   1,707,942   1,555,217  (7,839,713)   3,651,522
NET ASSETS:
 Beginning of period..............  12,333,660   8,114,417   6,406,475   2,269,333   10,109,046   6,457,524
                                   ----------- ----------- ----------- ----------- ------------ -----------
 End of period.................... $15,771,472 $12,333,660 $ 8,114,417 $ 3,824,550 $  2,269,333 $10,109,046
                                   =========== =========== =========== =========== ============ ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            MSF BLACKROCK                            MSF FI                          MSF HARRIS OAKMARK
             BOND INCOME                          VALUE LEADERS                         FOCUSED VALUE
         INVESTMENT DIVISION                   INVESTMENT DIVISION                   INVESTMENT DIVISION
-------------------------------------- ----------------------------------- ---------------------------------------
    2007         2006         2005        2007        2006        2005         2007          2006         2005
    ----         ----         ----        ----        ----        ----         ----          ----         ----
$  2,245,950 $  4,656,087 $  2,894,879 $     3,233 $     6,148 $     3,733 $   (184,504) $  (289,521) $  (352,004)
      86,411    (168,463)    1,142,272     675,004     177,507      80,493     8,147,137    5,738,053    1,079,635

   2,574,419  (1,188,505)  (2,577,646)   (503,196)     304,366     177,601  (12,430,441)      467,020    3,071,366
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------


   4,906,780    3,299,119    1,459,505     175,041     488,021     261,827   (4,467,808)    5,915,552    3,798,997
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------

  12,386,608   13,105,607   17,949,210   1,529,707   1,367,655     766,467    10,174,883   10,865,790   10,775,287

 (1,778,536)  (6,953,279)  (1,273,740)     104,032   1,301,345   1,396,629   (2,660,752)  (1,374,110)    2,872,307
 (6,382,704)  (6,810,300)  (7,133,185)   (556,747)   (460,789)   (245,354)   (4,002,257)  (4,090,493)  (3,827,784)

 (9,006,967)  (5,023,099)  (5,482,744)   (288,167)   (180,208)   (107,252)   (3,090,850)  (2,391,996)  (2,211,779)
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------


 (4,781,599)  (5,681,071)    4,059,541     788,825   2,028,003   1,810,490       421,024    3,009,191    7,608,031
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------

     125,181  (2,381,952)    5,519,046     963,866   2,516,024   2,072,317   (4,046,784)    8,924,743   11,407,028
  92,311,177   94,693,129   89,174,083   5,778,898   3,262,874   1,190,557    58,176,504   49,251,761   37,844,733
------------ ------------ ------------ ----------- ----------- ----------- ------------- ------------ ------------
$ 92,436,358 $ 92,311,177 $ 94,693,129 $ 6,742,764 $ 5,778,898 $ 3,262,874 $  54,129,720 $ 58,176,504 $ 49,251,761
============ ============ ============ =========== =========== =========== ============= ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                        MSF WESTERN ASSET MANAGEMENT           MSF WESTERN ASSET MANAGEMENT
                                        STRATEGIC BOND OPPORTUNITIES                 U.S. GOVERNMENT
                                            INVESTMENT DIVISION                    INVESTMENT DIVISION
                                   -------------------------------------- --------------------------------------
                                       2007         2006         2005         2007            2006         2005
                                       ----         ----         ----         ----            ----         ----
INCREASE (DECREASE) IN NET
  ASSETS:
FROM OPERATIONS:
 Net investment income
   (loss)......................... $    315,401 $    566,836 $    232,123 $    274,009    $    316,238 $     54,588
 Net realized gains (losses)......       44,985      153,548      253,976          988        (10,510)      192,618
 Change in unrealized gains
   (losses) on investments........      187,688    (101,864)    (261,648)      246,140         127,750    (152,454)
                                   ------------ ------------ ------------ ------------    ------------ ------------
   Net increase (decrease) in net
     assets resulting from
     operations...................      548,074      618,520      224,451      521,137         433,478       94,752
                                   ------------ ------------ ------------ ------------    ------------ ------------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners.............    3,898,365    4,045,076    3,710,450    3,196,989       3,383,683    3,487,915
 Net transfers (including fixed
   account).......................      466,692      608,234    1,981,025       65,805          68,005      764,728
 Policy charges...................  (1,437,856)  (1,458,611)  (1,301,209)  (1,262,963)     (1,263,500)  (1,227,554)
 Transfers for policy benefits
   and terminations...............    (905,402)    (719,792)    (648,558)    (773,977)       (585,585)    (583,670)
                                   ------------ ------------ ------------ ------------    ------------ ------------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................    2,021,799    2,474,907    3,741,708    1,225,854       1,602,603    2,441,419
                                   ------------ ------------ ------------ ------------    ------------ ------------
 Net increase (decrease) in net
   assets.........................    2,569,873    3,093,427    3,966,159    1,746,991       2,036,081    2,536,171
NET ASSETS:
 Beginning of period..............   15,802,133   12,708,706    8,742,547   14,050,390      12,014,309    9,478,138
                                   ------------ ------------ ------------ ------------    ------------ ------------
 End of period.................... $ 18,372,006 $ 15,802,133 $ 12,708,706 $ 15,797,381    $ 14,050,390 $ 12,014,309
                                   ============ ============ ============ ============    ============ ============

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            MSF BLACKROCK                            MSF MFS                           MSF METLIFE
             MONEY MARKET                         TOTAL RETURN                   CONSERVATIVE ALLOCATION
         INVESTMENT DIVISION                   INVESTMENT DIVISION                 INVESTMENT DIVISION
-------------------------------------- ----------------------------------- -----------------------------------
    2007         2006         2005        2007        2006        2005        2007        2006      2005 (B)
    ----         ----         ----        ----        ----        ----        ----        ----      --------

$  2,722,729 $  1,597,189 $    628,330 $    53,260 $    66,316 $    25,741 $   (5,884) $     7,154 $        24
          --           --           --     167,623      64,610      18,142      24,396       2,237         370

          --           --           --   (104,370)     205,638     (3,131)      12,074      19,393         554
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------


   2,722,729    1,597,189      628,330     116,513     336,564      40,752      30,586      28,784         948
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------

   5,145,397    5,160,393    3,943,073   1,181,286   1,268,749     657,976     157,209      60,249      11,888

    (71,102)   28,142,059  (3,511,345)   1,133,382     560,665     970,499     218,409     382,425     113,429
 (3,180,663)  (1,921,201)  (1,364,379)   (457,695)   (455,108)   (250,392)    (89,575)    (39,164)     (4,001)

   (547,125)  (1,677,592)    (829,829)   (205,897)    (86,159)    (28,552)    (24,846)    (58,267)     (4,039)
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------


   1,346,507   29,703,659  (1,762,480)   1,651,076   1,288,147   1,349,531     261,197     345,243     117,277
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------

   4,069,236   31,300,848  (1,134,150)   1,767,589   1,624,711   1,390,283     291,783     374,027     118,225
  59,328,821   28,027,973   29,162,123   3,781,921   2,157,210     766,927     492,252     118,225          --
------------ ------------ ------------ ----------- ----------- ----------- ----------- ----------- -----------
$ 63,398,057 $ 59,328,821 $ 28,027,973 $ 5,549,510 $ 3,781,921 $ 2,157,210 $   784,035 $   492,252 $   118,225
============ ============ ============ =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                               MSF METLIFE                         MSF METLIFE
                                   CONSERVATIVE TO MODERATE ALLOCATION         MODERATE ALLOCATION
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- ------------------------------------
                                      2007        2006      2005 (B)       2007        2006      2005 (B)
                                      ----        ----      --------       ----        ----      --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $  (21,161) $    18,671 $       240 $   (97,780) $    30,400 $     2,200
 Net realized gains (losses)......      29,950      32,936       1,752      188,933     155,125       3,689
 Change in unrealized gains
   (losses) on investments........      79,599      73,219       9,258      262,197     474,841      25,822
                                   ----------- ----------- ----------- ------------ ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................      88,388     124,826      11,250      353,350     660,366      31,711
                                   ----------- ----------- ----------- ------------ ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................     793,665     351,209      49,524    4,870,486   2,581,867     246,532
 Net transfers (including fixed
   account).......................     772,317   1,104,702     566,129    6,540,248   5,712,018   1,278,986
 Policy charges...................   (367,535)   (201,780)    (34,259)  (1,921,467)   (821,648)    (93,673)
 Transfers for policy benefits and
   terminations...................   (193,487)    (73,416)    (14,133)    (852,946)   (175,764)    (14,121)
                                   ----------- ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................   1,004,960   1,180,715     567,261    8,636,321   7,296,473   1,417,724
                                   ----------- ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net
   assets.........................   1,093,348   1,305,541     578,511    8,989,671   7,956,839   1,449,435
NET ASSETS:
 Beginning of period..............   1,884,052     578,511          --    9,406,274   1,449,435          --
                                   ----------- ----------- ----------- ------------ ----------- -----------
 End of period.................... $ 2,977,400 $ 1,884,052 $   578,511 $ 18,395,945 $ 9,406,274 $ 1,449,435
                                   =========== =========== =========== ============ =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

             MSF METLIFE                         MSF METLIFE                     MSF FI          MSF CAPITAL GUARDIAN
  MODERATE TO AGGRESSIVE ALLOCATION         AGGRESSIVE ALLOCATION              LARGE CAP              U.S. EQUITY
         INVESTMENT DIVISION                 INVESTMENT DIVISION          INVESTMENT DIVISION     INVESTMENT DIVISION
------------------------------------- ---------------------------------- ---------------------- -----------------------
    2007         2006      2005 (B)      2007        2006      2005 (B)     2007     2006 (C)      2007      2006 (C)
    ----         ----      --------      ----        ----      --------     ----     --------      ----      --------
$  (170,147) $     12,275 $     2,925 $  (40,153) $   (3,889) $      461 $  (1,420) $     (246) $   (2,206) $       582
     122,439      211,255       4,962     101,806     (1,267)      3,136     11,455          21      50,654          40

     371,705      870,757      64,564    (95,922)     225,674     10,725    (8,523)       4,291    (50,293)      25,383
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------


     323,997    1,094,287      72,451    (34,269)     220,518     14,322      1,512       4,066     (1,845)      26,005
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------

  11,490,456    3,660,525     350,076   2,720,243     769,602     77,484     51,455      13,027      78,786      48,952

  12,371,719    8,417,200   2,046,335   3,811,580   1,804,040    381,966    217,615      64,888      60,667     245,401
 (3,994,239)  (1,282,528)   (107,687)   (899,415)   (265,591)   (23,230)   (22,401)     (4,862)     (6,117)     (2,972)

 (1,174,499)    (320,422)    (11,772)   (341,600)    (46,683)      2,131    (5,637)    (15,434)         197      67,457
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------


  18,693,437   10,474,775   2,276,952   5,290,808   2,261,368    438,351    241,032      57,619     133,533     358,838
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------

  19,017,434   11,569,062   2,349,403   5,256,539   2,481,886    452,673    242,544      61,685     131,688     384,843
  13,918,465    2,349,403          --   2,934,559     452,673         --     61,685          --     384,843          --
------------ ------------ ----------- ----------- ----------- ---------- ---------- ----------- ----------- -----------
$ 32,935,899 $ 13,918,465 $ 2,349,403 $ 8,191,098 $ 2,934,559 $  452,673 $  304,229 $    61,685 $   516,531 $   384,843
============ ============ =========== =========== =========== ========== ========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                               JANUS ASPEN                         JANUS ASPEN
                                            LARGE CAP GROWTH                        BALANCED
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $    16,929 $       660 $   (6,186) $     1,623 $        37 $        24
 Net realized gains (losses)......      60,269      80,063    (62,709)         747          33          --
 Change in unrealized gains
   (losses) on investments........     750,675     477,638     263,241       2,101         147           4
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................     827,873     558,361     194,346       4,471         217          28
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................     704,439     729,644     743,854      34,534         234         234
 Net transfers (including fixed
   account).......................      57,292   (237,146)    (38,037)      41,177          --       1,745
 Policy charges...................   (191,669)   (178,843)   (174,801)     (3,275)       (328)        (63)
 Transfers for policy benefits and
   terminations...................      20,341     (4,481)    (67,923)         817          --           7
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     590,403     309,174     463,093      73,253        (94)       1,923
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................   1,418,276     867,535     657,439      77,724         123       1,951
NET ASSETS:
 Beginning of period..............   5,801,609   4,934,074   4,276,635       2,311       2,188         237
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $ 7,219,885 $ 5,801,609 $ 4,934,074 $    80,035 $     2,311 $     2,188
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            JANUS ASPEN                          AIM V.I.                               AIM V.I.
               FORTY                       GOVERNMENT SECURITIES                   GLOBAL REAL ESTATE
        INVESTMENT DIVISION                 INVESTMENT DIVISION                    INVESTMENT DIVISION
----------------------------------- -----------------------------------    -----------------------------------
   2007        2006        2005      2007 (A)         2006        2005        2007        2006        2005
   ----        ----        ----      --------         ----        ----        ----        ----        ----
$     (384) $     (231) $        -- $       (3)    $       248 $       193 $   152,743 $    15,226 $    11,252
      6,298        (26)          --       (141)            (8)         107     570,510     416,936     213,105

     82,907       8,113          --         165           (28)       (117)   (881,479)     328,141       7,005
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------


     88,821       7,856          --          21            212         183   (158,226)     760,303     231,362
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------

    216,674          --          --          --             --       4,439     118,444      86,308     128,022

    107,905     107,014          --          --             --       6,772     155,185     198,270     149,537
    (5,310)     (3,469)          --        (68)          (818)     (1,010)    (75,484)    (59,455)    (45,421)

      (525)        (39)          --     (7,610)              8     (6,439)   (231,266)      29,368    (23,737)
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------


    318,744     103,506          --     (7,678)          (810)       3,762    (33,121)     254,491     208,401
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------

    407,565     111,362          --     (7,657)          (598)       3,945   (191,347)   1,014,794     439,763
    111,362          --          --       7,657          8,255       4,310   2,762,613   1,747,819   1,308,056
----------- ----------- ----------- -----------    ----------- ----------- ----------- ----------- -----------
$   518,927 $   111,362 $        -- $        --    $     7,657 $     8,255 $ 2,571,266 $ 2,762,613 $ 1,747,819
=========== =========== =========== ===========    =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                           FRANKLIN TEMPLETON                       FRANKLIN MUTUAL
                                           FOREIGN SECURITIES                    DISCOVERY SECURITIES
                                           INVESTMENT DIVISION                    INVESTMENT DIVISION
                                   -----------------------------------    -----------------------------------
                                      2007           2006        2005        2007           2006        2005
                                      ----           ----        ----        ----           ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $   135,851    $    59,846 $    45,261 $    15,708    $     3,193 $       546
 Net realized gains (losses)......     731,694        553,100     259,867      89,496         26,820         132
 Change in unrealized gains
   (losses) on investments........     305,602        743,656     264,624       8,690         90,251       8,764
                                   -----------    ----------- ----------- -----------    ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................   1,173,147      1,356,602     569,752     113,894        120,264       9,442
                                   -----------    ----------- ----------- -----------    ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................   1,046,007        763,068     695,341     388,710         81,841       3,124
 Net transfers (including fixed
   account).......................    (11,614)      (517,563)     355,482     341,064        596,967     110,323
 Policy charges...................   (294,839)      (285,443)   (268,301)    (29,330)       (17,388)     (1,434)
 Transfers for policy benefits and
   terminations...................   (115,394)      (188,427)   (213,877)     (7,385)        (4,239)         209
                                   -----------    ----------- ----------- -----------    ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     624,160      (228,365)     568,645     693,059        657,181     112,222
                                   -----------    ----------- ----------- -----------    ----------- -----------
 Net increase (decrease) in net
   assets.........................   1,797,307      1,128,237   1,138,397     806,953        777,445     121,664
NET ASSETS:
 Beginning of period..............   7,566,317      6,438,080   5,299,683     899,109        121,664          --
                                   -----------    ----------- ----------- -----------    ----------- -----------
 End of period.................... $ 9,363,624    $ 7,566,317 $ 6,438,080 $ 1,706,062    $   899,109 $   121,664
                                   ===========    =========== =========== ===========    =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

         ALLIANCEBERNSTEIN                     FIDELITY VIP                        FIDELITY VIP
         GLOBAL TECHNOLOGY                      CONTRAFUND                     ASSET MANAGER: GROWTH
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005        2007        2006        2005
   ----        ----        ----        ----        ----        ----        ----        ----        ----
$     (334) $     (169) $     (135) $    11,445 $    10,749 $   (1,913) $    41,848 $    12,363 $    14,795
     13,926       2,596         255     861,847     231,297     170,166      14,373       3,099      38,662

    (1,759)       2,024       1,638   (453,602)   (100,652)    (22,158)     140,304      39,972    (29,733)
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


     11,833       4,451       1,758     419,690     141,394     146,095     196,525      55,434      23,724
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

      8,465      17,259       6,941     608,723     311,963     159,311     166,685     206,112     202,315

    (9,577)       (346)      13,706     115,952     978,906     112,842      19,124      26,719   (157,813)
    (2,740)     (1,156)       (657)   (106,944)    (71,195)    (35,260)    (37,503)    (32,847)    (32,503)

   (17,975)         575        (76)   (226,422)   (190,863)   (280,766)    (43,517)     (5,743)    (31,699)
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


   (21,827)      16,332      19,914     391,309   1,028,811    (43,873)     104,789     194,241    (19,700)
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

    (9,994)      20,783      21,672     810,999   1,170,205     102,222     301,314     249,675       4,024
     63,091      42,308      20,636   2,091,319     921,114     818,892     958,076     708,401     704,377
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$    53,097 $    63,091 $    42,308 $ 2,902,318 $ 2,091,319 $   921,114 $ 1,259,390 $   958,076 $   708,401
=========== =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                              FIDELITY VIP                        FIDELITY VIP
                                          INVESTMENT GRADE BOND                   EQUITY-INCOME
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $       873 $     1,359 $       468 $    19,214 $     7,573 $      (72)
 Net realized gains (losses)......       1,728       (836)         276     120,582      38,676     (5,509)
 Change in unrealized gains
   (losses) on investments........       6,849         767       (370)   (137,717)       1,802         605
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................       9,450       1,290         374       2,079      48,051     (4,976)
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................      13,197       6,033       8,457     252,674     100,155       5,510
 Net transfers (including fixed
   account).......................     806,070     (2,639)      12,839     593,876     268,439     158,037
 Policy charges...................     (4,182)     (1,496)     (1,325)    (17,750)     (8,287)     (3,758)
 Transfers for policy benefits and
   terminations...................     (9,141)         306          18    (47,391)       (590)   (139,515)
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     805,944       2,204      19,989     781,409     359,717      20,274
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................     815,394       3,494      20,363     783,488     407,768      15,298
NET ASSETS:
 Beginning of period..............      36,978      33,484      13,121     433,176      25,408      10,110
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $   852,372 $    36,978 $    33,484 $ 1,216,664 $   433,176 $    25,408
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

            AMERICAN FUNDS                         AMERICAN FUNDS                         AMERICAN FUNDS
                GROWTH                             GROWTH-INCOME                   GLOBAL SMALL CAPITALIZATION
         INVESTMENT DIVISION                    INVESTMENT DIVISION                    INVESTMENT DIVISION
-------------------------------------- -------------------------------------- --------------------------------------
    2007         2006         2005         2007         2006         2005         2007         2006         2005
    ----         ----         ----         ----         ----         ----         ----         ----         ----
$   (52,702) $    (1,070) $   (51,712) $    523,110 $    451,348 $    245,238 $  1,230,864 $  (144,223) $     15,976
   8,414,259      921,608      115,149    3,124,811    1,479,184      279,927    5,991,855    3,009,637      669,665

   3,035,574    6,751,062    8,793,861  (1,027,655)    5,509,333    1,688,136    1,948,016    4,197,799    3,507,811
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


  11,397,131    7,671,600    8,857,298    2,620,266    7,439,865    2,212,301    9,170,735    7,063,213    4,193,452
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

  21,780,214   20,408,448   17,644,031   14,383,389   13,556,781   12,314,898   10,006,735    7,823,334    5,167,339

   5,478,471    7,977,297    8,768,204    4,796,374    3,888,560    3,766,503   11,624,893    8,047,794    6,080,729
 (8,331,204)  (7,453,637)  (5,986,064)  (5,606,686)  (5,046,973)  (4,287,121)  (3,980,217)  (2,891,945)  (1,731,213)

 (6,086,335)  (3,900,210)  (2,523,999)  (4,721,206)  (2,734,867)  (1,913,559)  (2,849,609)  (1,630,844)  (1,006,984)
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


  12,841,146   17,031,898   17,902,172    8,851,871    9,663,501    9,880,721   14,801,802   11,348,339    8,509,871
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

  24,238,277   24,703,498   26,759,470   11,472,137   17,103,366   12,093,022   23,972,537   18,411,552   12,703,323
  97,034,740   72,331,242   45,571,772   63,898,091   46,794,725   34,701,703   43,642,742   25,231,190   12,527,867
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
$121,273,017 $ 97,034,740 $ 72,331,242 $ 75,370,228 $ 63,898,091 $ 46,794,725 $ 67,615,279 $ 43,642,742 $ 25,231,190
============ ============ ============ ============ ============ ============ ============ ============ ============

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                        AMERICAN FUNDS               MIST T. ROWE PRICE
                                                             BOND                      MID-CAP GROWTH
                                                      INVESTMENT DIVISION           INVESTMENT DIVISION
                                                    ----------------------- ------------------------------------
                                                       2007      2006 (C)       2007        2006        2005
                                                       ----      --------       ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)...................... $   170,600 $       984 $   (87,125) $  (91,448) $  (62,726)
 Net realized gains (losses).......................      13,076       (909)    1,374,456     897,889     308,494
 Change in unrealized gains (losses) on
   investments.....................................   (143,419)      13,837      843,627   (173,792)     895,073
                                                    ----------- ----------- ------------ ----------- -----------
   Net increase (decrease) in net assets resulting
     from operations...............................      40,257      13,912    2,130,958     632,649   1,140,841
                                                    ----------- ----------- ------------ ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from policy
   owners..........................................     628,735      89,127    2,924,293   2,471,595   2,046,729
 Net transfers (including fixed account)...........   2,131,106     574,222    2,016,463   1,091,785   1,212,270
 Policy charges....................................   (207,007)    (24,950)  (1,027,788)   (896,982)   (711,938)
 Transfers for policy benefits and terminations....    (54,852)     (8,135)  (1,061,019)   (715,557)   (345,287)
                                                    ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net assets resulting
   from policy transactions........................   2,497,982     630,264    2,851,949   1,950,841   2,201,774
                                                    ----------- ----------- ------------ ----------- -----------
 Net increase (decrease) in net assets.............   2,538,239     644,176    4,982,907   2,583,490   3,342,615
NET ASSETS:
 Beginning of period...............................     644,176          --   12,401,292   9,817,802   6,475,187
                                                    ----------- ----------- ------------ ----------- -----------
 End of period..................................... $ 3,182,415 $   644,176 $ 17,384,199 $12,401,292 $ 9,817,802
                                                    =========== =========== ============ =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              MIST MFS                             MIST PIMCO                            MIST RCM
       RESEARCH INTERNATIONAL                     TOTAL RETURN                          TECHNOLOGY
        INVESTMENT DIVISION                   INVESTMENT DIVISION                   INVESTMENT DIVISION
------------------------------------ -------------------------------------- -----------------------------------
    2007        2006        2005         2007         2006         2005        2007        2006        2005
    ----        ----        ----         ----         ----         ----        ----        ----        ----
$     72,282 $    50,995 $   (5,481) $    788,424 $    501,885 $  (167,275) $  (78,918) $  (61,070) $  (50,588)
   2,172,015     504,799     264,569       88,836       85,343      207,076     618,410     222,324     240,857

   (879,168)     963,904     280,569    1,198,111      469,783      311,680   1,944,863     156,356     445,709
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------

   1,365,129   1,519,698     539,657    2,075,371    1,057,011      351,481   2,484,355     317,610     635,978
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------

   2,129,890   1,296,474     893,225    6,177,463    6,639,135    6,481,179   1,463,874   1,514,309   1,643,816
   2,358,045   3,802,566     262,049     (29,170)    (231,899)    1,715,784   2,934,006   (174,207)   (451,962)
   (783,344)   (479,047)   (285,176)  (2,306,501)  (2,326,888)  (2,233,771)   (611,502)   (544,205)   (524,891)
 (1,243,321)   (394,238)   (132,515)  (1,722,935)  (1,385,066)  (1,070,572)   (563,025)   (414,629)   (327,410)
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------

   2,461,270   4,225,755     737,583    2,118,857    2,695,282    4,892,620   3,223,353     381,268     339,553
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
   3,826,399   5,745,453   1,277,240    4,194,228    3,752,293    5,244,101   5,707,708     698,878     975,531
   9,803,525   4,058,072   2,780,832   28,016,253   24,263,960   19,019,859   7,523,569   6,824,691   5,849,160
------------ ----------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
$ 13,629,924 $ 9,803,525 $ 4,058,072 $ 32,210,481 $ 28,016,253 $ 24,263,960 $13,231,277 $ 7,523,569 $ 6,824,691
============ =========== =========== ============ ============ ============ =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                              MIST LORD ABBETT                           MIST
                                               BOND DEBENTURE                       LAZARD MID-CAP
                                            INVESTMENT DIVISION                   INVESTMENT DIVISION
                                   -------------------------------------- -----------------------------------
                                       2007         2006         2005        2007        2006        2005
                                       ----         ----         ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $    950,684 $  1,051,283 $    622,354 $  (12,219) $  (11,480) $  (11,927)
 Net realized gains (losses)......      205,286       93,973      255,890     482,777     413,010     416,755
 Change in unrealized gains
   (losses) on investments........       39,883      324,579    (722,955)   (720,263)      56,316   (198,731)
                                   ------------ ------------ ------------ ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................    1,195,853    1,469,835      155,289   (249,705)     457,846     206,097
                                   ------------ ------------ ------------ ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received
   from policy owners.............    3,554,382    3,396,611    3,151,962   1,149,737     908,370     900,458
 Net transfers (including fixed
   account).......................      500,659      251,738      360,705     838,156     136,080     189,141
 Policy charges...................  (1,363,634)  (1,319,485)  (1,241,179)   (393,479)   (318,175)   (290,148)
 Transfers for policy benefits and
   terminations...................    (993,295)    (961,494)  (1,037,292)   (280,900)   (197,498)    (95,681)
                                   ------------ ------------ ------------ ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................    1,698,112    1,367,370    1,234,196   1,313,514     528,777     703,770
                                   ------------ ------------ ------------ ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................    2,893,965    2,837,205    1,389,485   1,063,809     986,623     909,867
NET ASSETS:
 Beginning of period..............   19,368,414   16,531,209   15,141,724   4,020,887   3,034,264   2,124,397
                                   ------------ ------------ ------------ ----------- ----------- -----------
 End of period.................... $ 22,262,379 $ 19,368,414 $ 16,531,209 $ 5,084,696 $ 4,020,887 $ 3,034,264
                                   ============ ============ ============ =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

           MIST MET/AIM                      MIST HARRIS OAKMARK                    MIST LEGG MASON
         SMALL CAP GROWTH                       INTERNATIONAL                 PARTNERS AGGRESSIVE GROWTH
        INVESTMENT DIVISION                  INVESTMENT DIVISION                  INVESTMENT DIVISION
----------------------------------- ------------------------------------- -----------------------------------
   2007        2006        2005         2007         2006        2005        2007        2006        2005
   ----        ----        ----         ----         ----        ----        ----        ----        ----
$  (24,194) $  (16,523) $  (11,067) $      5,167 $    223,306 $  (44,570) $  (50,642) $  (65,378) $  (52,753)
    118,154     285,390      68,224    2,725,469      999,953     247,669     926,513     615,655      97,170

    135,230    (33,826)      47,188  (3,512,929)    2,507,928     724,928   (747,047)   (742,982)     756,884
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------


    229,190     235,041     104,345    (782,293)    3,731,187     928,027     128,824   (192,705)     801,301
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------

    601,183     582,851     446,774    5,746,134    3,829,877   2,085,109   1,456,917   1,626,695   1,636,045

    354,513     239,798      77,613    3,549,633    5,611,008   3,959,003   (281,052)    (19,816)      62,227
  (197,171)   (173,327)   (132,549)  (1,935,617)  (1,281,424)   (668,044)   (539,471)   (581,499)   (541,547)

  (131,197)    (94,796)    (52,304)  (1,288,608)    (452,967)   (293,448)   (705,050)   (411,238)   (292,483)
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------


    627,328     554,526     339,534    6,071,542    7,706,494   5,082,620    (68,656)     614,142     864,242
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------

    856,518     789,567     443,879    5,289,249   11,437,681   6,010,647      60,168     421,437   1,665,543
  2,376,804   1,587,237   1,143,358   21,411,537    9,973,856   3,963,209   7,744,433   7,322,996   5,657,453
----------- ----------- ----------- ------------ ------------ ----------- ----------- ----------- -----------
$ 3,233,322 $ 2,376,804 $ 1,587,237 $ 26,700,786 $ 21,411,537 $ 9,973,856 $ 7,804,601 $ 7,744,433 $ 7,322,996
=========== =========== =========== ============ ============ =========== =========== =========== ===========


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             MIST LORD ABBETT                   MIST NEUBERGER BERMAN
                                             GROWTH AND INCOME                       REAL ESTATE
                                            INVESTMENT DIVISION                  INVESTMENT DIVISION
                                    ----------------------------------- -------------------------------------
                                       2007        2006        2005         2007         2006        2005
                                       ----        ----        ----         ----         ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)...... $    31,039 $  (21,761) $  (16,388) $     44,687 $     19,481 $  (40,104)
 Net realized gains (losses).......     296,381     962,704      65,775    2,530,886      819,954      86,504
 Change in unrealized gains
   (losses) on investments.........   (147,617)   (295,172)     110,292  (6,132,457)    3,020,558     660,111
                                    ----------- ----------- ----------- ------------ ------------ -----------
   Net increase (decrease ) in net
     assets resulting from
     operations....................     179,803     645,771     159,679  (3,556,884)    3,859,993     706,511
                                    ----------- ----------- ----------- ------------ ------------ -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners...................     510,985     975,882     908,127    5,237,292    3,735,060   2,008,005
 Net transfers (including fixed
   account)........................   (145,041)     189,576    (24,320)      710,529    5,998,130   3,582,147
 Policy charges....................   (120,041)   (112,856)   (102,306)  (1,829,684)  (1,362,713)   (695,428)
 Transfers for policy benefits and
   terminations....................       2,312       2,408    (35,225)  (1,115,544)    (638,267)   (170,997)
                                    ----------- ----------- ----------- ------------ ------------ -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions....................     248,215   1,055,010     746,276    3,002,593    7,732,210   4,723,727
                                    ----------- ----------- ----------- ------------ ------------ -----------
 Net increase (decrease) in net
   assets..........................     428,018   1,700,781     905,955    (554,291)   11,592,203   5,430,238
NET ASSETS:
 Beginning of period...............   5,861,368   4,160,587   3,254,632   18,987,194    7,394,991   1,964,753
                                    ----------- ----------- ----------- ------------ ------------ -----------
 End of period..................... $ 6,289,386 $ 5,861,368 $ 4,160,587 $ 18,432,903 $ 18,987,194 $ 7,394,991
                                    =========== =========== =========== ============ ============ ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          MIST VAN KAMPEN                    MIST LORD ABBETT                    MIST THIRD AVENUE
          MID CAP GROWTH                       MID-CAP VALUE                      SMALL CAP VALUE
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005        2007        2006        2005
   ----        ----        ----        ----        ----        ----        ----        ----        ----
$      (24) $        -- $        -- $       312 $        19 $        52 $     1,338 $     (349) $      (51)
         --          --          --      10,041       3,413       1,180      22,579       3,522         188

      (570)          --          --    (10,458)         880          85    (41,016)      21,745       1,856
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      (594)          --          --       (105)       4,312       1,317    (17,099)      24,918       1,993
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

         --          --          --      13,650       3,267       1,127     129,727      55,993       7,110

     32,025          --          --      12,564       5,000      30,132      12,080     172,022      16,509
       (33)          --          --     (2,281)     (1,756)       (567)     (9,900)     (4,612)     (1,175)

       (27)          --          --          92       (547)          49     (9,328)     (1,597)          16
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


     31,965          --          --      24,025       5,964      30,741     122,579     221,806      22,460
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

     31,371          --          --      23,920      10,276      32,058     105,480     246,724      24,453
         --          --          --      42,580      32,304         246     275,584      28,860       4,407
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$    31,371 $        -- $        -- $    66,500 $    42,580 $    32,304 $   381,064 $   275,584 $    28,860
=========== =========== =========== =========== =========== =========== =========== =========== ===========


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                                 MIST OPPENHEIMER            MIST LEGG MASON
                                                               CAPITAL APPRECIATION           VALUE EQUITY
                                                               INVESTMENT DIVISION         INVESTMENT DIVISION
                                                         -------------------------------- ---------------------
                                                            2007       2006     2005 (B)     2007     2006 (C)
                                                            ----       ----     --------     ----     --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)........................... $  (4,302) $  (1,383) $    (199) $ (54,295) $ (20,388)
 Net realized gains (losses)............................     36,790      7,447      1,542     37,741     98,987
 Change in unrealized gains (losses) on investments.....     18,908     12,744      2,715  (371,535)    306,184
                                                         ---------- ---------- ---------- ---------- ----------
   Net increase (decrease) in net assets resulting from
     operations.........................................     51,396     18,808      4,058  (388,089)    384,783
POLICY TRANSACTIONS:
 Premium payments received from policy owners...........    205,021    117,398     12,067  1,048,842    765,241
 Net transfers (including fixed account)................    461,399    123,969    108,334   (45,958)  4,793,005
 Policy charges.........................................   (68,093)   (39,578)    (6,115)  (411,469)  (378,446)
 Transfers for policy benefits and terminations.........   (23,596)    (7,607)    (2,034)  (305,084)   (26,923)
                                                         ---------- ---------- ---------- ---------- ----------
 Net increase (decrease) in net assets resulting from
   policy transactions..................................    574,731    194,182    112,252    286,331  5,152,877
                                                         ---------- ---------- ---------- ---------- ----------
 Net increase (decrease) in net assets..................    626,127    212,990    116,310  (101,758)  5,537,660
NET ASSETS:
 Beginning of period....................................    329,300    116,310         --  5,537,660         --
                                                         ---------- ---------- ---------- ---------- ----------
 End of period.......................................... $  955,427 $  329,300 $  116,310 $5,435,902 $5,537,660
                                                         ========== ========== ========== ========== ==========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

    MIST CYCLICAL         MIST CYCLICAL          MIST PIMCO            MIST BLACKROCK        MIST JANUS
     GROWTH ETF       GROWTH AND INCOME ETF INFLATION PROTECTED BOND   LARGE-CAP CORE           FORTY
 INVESTMENT DIVISION   INVESTMENT DIVISION   INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION
--------------------- --------------------- ------------------------ ------------------- -------------------
   2007     2006 (C)     2007     2006 (C)     2007       2006 (C)        2007 (D)            2007 (D)
   ----     --------     ----     --------      ----      --------        --------            --------
$  (3,337) $    1,562 $  (2,340) $    1,299 $    1,791   $    (463)     $ (2,431,291)        $  (4,282)
    10,329      1,770      9,163      1,197      4,018        1,472           181,462            23,570
   (2,639)      4,607    (2,024)      2,231     50,303      (1,429)         4,642,363           188,079
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------

     4,353      7,939      4,799      4,727     56,112        (420)         2,392,534           207,367
    89,074      9,903    139,370      6,299    100,106       30,639        31,838,356           150,350
   415,367    162,517    115,257    108,357    716,990      134,189       442,192,771         3,200,586
  (30,535)    (3,804)   (28,375)    (2,470)   (37,516)      (6,678)      (19,369,800)          (32,750)
  (15,115)      (240)    (2,126)      (365)   (53,881)     (28,002)      (20,078,179)          (37,605)
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------

   458,791    168,376    224,126    111,821    725,699      130,148       434,583,148         3,280,581
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------
   463,144    176,315    228,925    116,548    781,811      129,728       436,975,682         3,487,948
   176,315         --    116,548         --    129,728           --                --                --
---------- ---------- ---------- ----------  ----------  ----------     -------------        ----------
$  639,459 $  176,315 $  345,473 $  116,548 $  911,539   $  129,728     $ 436,975,682        $3,487,948
========== ========== ========== ==========  ==========  ==========     =============        ==========


  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                            AMERICAN CENTURY                      DELAWARE VIP
                                                VP VISTA                         SMALL CAP VALUE
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $      (93) $      (81) $      (47) $   (2,015) $   (1,580) $     (358)
 Net realized gains (losses)......       1,950         118           6      54,658      27,452       8,228
 Change in unrealized gains
   (losses) on investments........       4,790       1,653         961   (146,882)      21,618       2,540
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................       6,647       1,690         920    (94,239)      47,490      10,410
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................       7,595          --          --     340,918       5,729       6,852
 Net transfers (including fixed
   account).......................         953       9,705      14,262     290,002     342,518     121,033
 Policy charges...................     (1,106)       (536)       (428)    (15,765)    (10,021)     (2,409)
 Transfers for policy benefits and
   terminations...................     (9,883)       (515)       (171)    (19,176)     (1,578)       4,080
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................     (2,441)       8,654      13,663     595,979     336,648     129,556
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................       4,206      10,344      14,583     501,740     384,138     139,966
NET ASSETS:
 Beginning of period..............      24,927      14,583          --     524,104     139,966          --
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $    29,133 $    24,927 $    14,583 $ 1,025,844 $   524,104 $   139,966
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

              DREYFUS                                DREYFUS                      DREYFUS INTERNATIONAL
           MIDCAP STOCK                         EMERGING LEADERS                          VALUE
        INVESTMENT DIVISION                    INVESTMENT DIVISION                 INVESTMENT DIVISION
-----------------------------------    ----------------------------------- -----------------------------------
   2007           2006        2005      2007 (A)      2006        2005        2007        2006        2005
   ----           ----        ----      --------      ----        ----        ----        ----        ----
$     (276)    $     (148) $        -- $      (21) $      (70) $      (47) $     7,908 $       390 $     (850)
     21,767         16,486          --     (1,009)       1,662         813     123,168      15,591     (4,878)

   (17,400)       (13,109)          --       1,014       (791)         711   (101,858)      67,169      13,060
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      4,091          3,229          --        (16)         801       1,477      29,218      83,150       7,332
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

    214,800             --          --       2,929         511          --     185,615      66,631      19,214

         --        107,014          --    (15,389)          --      11,018   (194,916)     383,627     243,471
    (4,153)        (3,047)          --       (181)       (275)     (5,197)    (14,159)     (8,030)     (1,203)

     16,080       (16,428)          --         779          20       3,523    (21,097)       2,577    (95,877)
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


    226,727         87,539          --    (11,862)         256       9,344    (44,557)     444,805     165,605
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

    230,818         90,768          --    (11,878)       1,057      10,821    (15,339)     527,955     172,937
     90,768             --          --      11,878      10,821          --     716,432     188,477      15,540
-----------    ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$   321,586    $    90,768 $        -- $        -- $    11,878 $    10,821 $   701,093 $   716,432 $   188,477
===========    =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                               GOLDMAN SACHS                       GOLDMAN SACHS
                                               MID CAP VALUE                STRUCTURED SMALL CAP EQUITY
                                            INVESTMENT DIVISION                 INVESTMENT DIVISION
                                    ----------------------------------- -----------------------------------
                                       2007        2006        2005        2007        2006        2005
                                       ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)...... $     6,291 $     1,899 $        45 $        69 $       257 $        94
 Net realized gains (losses).......     203,381      27,734         994      14,561       6,160       4,218
 Change in unrealized gains
   (losses) on investments.........   (272,066)     (2,200)         223    (37,975)       1,891     (5,644)
                                    ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease ) in net
     assets resulting from
     operations....................    (62,394)      27,433       1,262    (23,345)       8,308     (1,332)
                                    ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners...................     105,410      35,499       3,107      26,101      19,548          --
 Net transfers (including fixed
   account)........................     978,190     156,680     107,030      47,326      13,395      51,421
 Policy charges....................    (16,541)     (3,580)     (2,368)     (2,711)     (1,623)        (41)
 Transfers for policy benefits and
   terminations....................    (57,710)       1,288    (74,661)     (2,434)       (204)         118
                                    ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions....................   1,009,349     189,887      33,108      68,282      31,116      51,498
                                    ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets..........................     946,955     217,320      34,370      44,937      39,424      50,166
NET ASSETS:
 Beginning of period...............     263,966      46,646      12,276      89,590      50,166          --
                                    ----------- ----------- ----------- ----------- ----------- -----------
 End of period..................... $ 1,210,921 $   263,966 $    46,646 $   134,527 $    89,590 $    50,166
                                    =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                MFS                                 MFS                                 MFS
            HIGH INCOME                        GLOBAL EQUITY                       NEW DISCOVERY
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005        2007        2006        2005
   ----        ----        ----        ----        ----        ----        ----        ----        ----
$     3,863 $     4,046 $     3,632 $       612 $      (38) $        -- $      (13) $        -- $        --
      1,517       1,254         128       5,513         100          --         239          --          --

    (3,019)       2,298     (2,862)     (2,915)       2,944          --       (349)          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      2,361       7,598         898       3,210       3,006          --       (123)          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

      5,591      14,794       2,055      24,545      11,259          --          --          --          --

   (64,551)     (7,401)      16,844      12,209      13,359          --       3,357          --          --
      (846)     (2,093)     (1,694)     (2,386)       (793)          --        (78)          --          --

    (2,622)          86        (42)         135          25          --         113          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


   (62,428)       5,386      17,163      34,503      23,850          --       3,392          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

   (60,067)      12,984      18,061      37,713      26,856          --       3,269          --          --
     82,011      69,027      50,966      26,856          --          --          --          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$    21,944 $    82,011 $    69,027 $    64,569 $    26,856 $        -- $     3,269 $        -- $        --
=========== =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                                   MFS                             VAN KAMPEN
                                                  VALUE                            GOVERNMENT
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $      (78) $        -- $        -- $       795 $       567 $      (12)
 Net realized gains (losses)......       2,376          --          --          38       (329)         (1)
 Change in unrealized gains
   (losses) on investments........     (1,846)          --          --          35         121         124
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................         452          --          --         868         359         111
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................       5,064          --          --       9,025       4,438       2,678
 Net transfers (including fixed
   account).......................      42,062          --          --          --     (3,528)      10,908
 Policy charges...................     (1,514)          --          --       (171)       (346)        (79)
 Transfers for policy benefits and
   terminations...................       (131)          --          --     (1,839)         274          18
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................      45,481          --          --       7,015         838      13,525
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................      45,933          --          --       7,883       1,197      13,636
NET ASSETS:
 Beginning of period..............          --          --          --      14,833      13,636          --
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $    45,933 $        -- $        -- $    22,716 $    14,833 $    13,636
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

          WELLS FARGO VT                      WELLS FARGO VT                      WELLS FARGO VT
         TOTAL RETURN BOND                     MONEY MARKET                      ASSET ALLOCATION
        INVESTMENT DIVISION                 INVESTMENT DIVISION                 INVESTMENT DIVISION
----------------------------------- ----------------------------------- -----------------------------------
   2007        2006        2005        2007        2006        2005      2007 (A)      2006        2005
   ----        ----        ----        ----        ----        ----      --------      ----        ----
$     4,036 $     1,478 $       248 $    51,705 $    15,873 $        -- $       (8) $        99 $        --
        482       (203)         238          --          --          --         729         293          --

        726         969          16          --          --          --       (432)         432          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


      5,244       2,244         502      51,705      15,873          --         289         824          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

     21,305       5,794       3,570     764,383     465,461          --         806       4,896          --

     30,954      36,582      13,581     319,843     527,851          --    (12,353)       5,994          --
    (2,836)     (1,105)        (95)    (68,591)    (27,417)          --        (94)       (185)          --

    (2,379)         477       (359)       2,280         346          --       (194)          17          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------


     47,044      41,748      16,697   1,017,915     966,241          --    (11,835)      10,722          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------

     52,288      43,992      17,199   1,069,620     982,114          --    (11,546)      11,546          --
     61,191      17,199          --     982,114          --          --      11,546          --          --
----------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
$   113,479 $    61,191 $    17,199 $ 2,051,734 $   982,114 $        -- $        -- $    11,546 $        --
=========== =========== =========== =========== =========== =========== =========== =========== ===========

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
              STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
             FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             WELLS FARGO VT                      WELLS FARGO VT
                                          LARGE COMPANY GROWTH                    EQUITY INCOME
                                           INVESTMENT DIVISION                 INVESTMENT DIVISION
                                   ----------------------------------- -----------------------------------
                                    2007 (A)      2006        2005      2007 (A)      2006        2005
                                    --------      ----        ----      --------      ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
 Net investment income (loss)..... $     (138) $     (243) $      (16) $       (3) $        96 $        82
 Net realized gains (losses)......      22,636       5,393         (5)       1,600         104          25
 Change in unrealized gains
   (losses) on investments........    (10,940)      10,126         797     (1,507)       1,202         301
                                   ----------- ----------- ----------- ----------- ----------- -----------
   Net increase (decrease) in net
     assets resulting from
     operations...................      11,558      15,276         776          90       1,402         408
                                   ----------- ----------- ----------- ----------- ----------- -----------
POLICY TRANSACTIONS:
 Premium payments received from
   policy owners..................      12,093      73,440       4,434          --          --       4,436
 Net transfers (including fixed
   account).......................   (210,108)     106,314        (49)          --          --         110
 Policy charges...................     (1,535)     (3,644)       (995)        (78)       (865)       (998)
 Transfers for policy benefits and
   terminations...................    (12,728)         823          10     (8,825)         (6)        (15)
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets resulting from policy
   transactions...................   (212,278)     176,933       3,400     (8,903)       (871)       3,533
                                   ----------- ----------- ----------- ----------- ----------- -----------
 Net increase (decrease) in net
   assets.........................   (200,720)     192,209       4,176     (8,813)         531       3,941
NET ASSETS:
 Beginning of period..............     200,720       8,511       4,335       8,813       8,282       4,341
                                   ----------- ----------- ----------- ----------- ----------- -----------
 End of period.................... $        -- $   200,720 $     8,511 $        -- $     8,813 $     8,282
                                   =========== =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period May 1, 2005 to December 31, 2005.
(c)For the period May 1, 2006 to December 31, 2006.
(d)For the period April 30, 2007 to December 31, 2007.

  The accompanying notes are an integral part of these financial statements.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
                       NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Metropolitan Life Separate Account UL (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Company's Board of Directors on December 13, 1988 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York Department of Insurance.

The Separate Account is divided into Investment Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Division invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

Metropolitan Series Fund, Inc. ("MSF")
Janus Aspen Series ("Janus Aspen")
AIM Variable Insurance Funds ("AIM V.I.")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
AllianceBernstein Variable Products Series Fund, Inc. ("AllianceBernstein") Fidelity Variable Insurance Products Fund ("Fidelity VIP")
American Funds Insurance Series ("American Funds")
Met Investors Series Trust ("MIST")
American Century Variable Portfolios, Inc. ("American Century VP")
Delaware VIP Trust ("Delaware VIP")
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Goldman Sachs Variable Insurance Trust ("Goldman Sachs")
MFS Variable Insurance Trust ("MFS")
Van Kampen Life Investment Trust ("Van Kampen")
Wells Fargo Variable Trust ("Wells Fargo VT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments applied to the Separate Account are invested in one or more Investment Divisions in accordance with the selection made by the policy owner. The following Investment Divisions were available for investment as of December 31, 2007:

MSF BlackRock Diversified Investment Division
MSF BlackRock Aggressive Growth Investment Division
MSF MetLife Stock Index Investment Division
MSF FI International Stock Investment Division
MSF FI Mid Cap Opportunities Investment Division
MSF T. Rowe Price Small Cap Growth Investment Division*
MSF Oppenheimer Global Equity Investment Division
MSF Harris Oakmark Large Cap Value Investment Division
MSF Neuberger Berman Mid Cap Value Investment Division
MSF T. Rowe Price Large Cap Growth Investment Division
MSF Lehman Brothers Aggregate Bond Index Investment Division MSF Morgan Stanley EAFE Index Investment Division
MSF Russell 2000 Index Investment Division

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MSF Jennison Growth Investment Division
MSF BlackRock Strategic Value Investment Division
MSF MetLife Mid Cap Stock Index Investment Division
MSF Franklin Templeton Small Cap Growth Investment Division
MSF BlackRock Large Cap Value Investment Division
MSF Davis Venture Value Investment Division
MSF Loomis Sayles Small Cap Investment Division
MSF BlackRock Legacy Large Cap Growth Investment Division
MSF BlackRock Bond Income Investment Division
MSF FI Value Leaders Investment Division
MSF Harris Oakmark Focused Value Investment Division
MSF Western Asset Management Strategic Bond Opportunities Investment Division MSF Western Asset Management U.S. Government Investment Division
MSF BlackRock Money Market Investment Division
MSF MFS Total Return Investment Division*
MSF MetLife Conservative Allocation Investment Division
MSF MetLife Conservative to Moderate Allocation Investment Division
MSF MetLife Moderate Allocation Investment Division
MSF MetLife Moderate to Aggressive Allocation Investment Division
MSF MetLife Aggressive Allocation Investment Division
MSF FI Large Cap Investment Division
MSF Capital Guardian U.S. Equity Investment Division
Janus Aspen Large Cap Growth Investment Division
Janus Aspen Balanced Investment Division
Janus Aspen Forty Investment Division
AIM V.I. Global Real Estate Investment Division
Franklin Templeton Foreign Securities Investment Division
Franklin Mutual Discovery Securities Investment Division
AllianceBernstein Global Technology Investment Division
AllianceBernstein U.S. Government/High Grade Securities Investment Division** Fidelity VIP Contrafund Investment Division
Fidelity VIP Asset Manager: Growth Investment Division
Fidelity VIP Investment Grade Bond Investment Division
Fidelity VIP Equity-Income Investment Division
American Funds Growth Investment Division
American Funds Growth-Income Investment Division
American Funds Global Small Capitalization Investment Division
American Funds Bond Investment Division
MIST T. Rowe Price Mid-Cap Growth Investment Division*
MIST MFS Research International Investment Division
MIST PIMCO Total Return Investment Division
MIST RCM Technology Investment Division
MIST Lord Abbett Bond Debenture Investment Division
MIST Lazard Mid-Cap Investment Division*
MIST Met/AIM Small Cap Growth Investment Division
MIST Harris Oakmark International Investment Division
MIST Legg Mason Partners Aggressive Growth Investment Division*
MIST Lord Abbett Growth and Income Investment Division

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST Neuberger Berman Real Estate Investment Division*
MIST Van Kampen Mid Cap Growth Investment Division
MIST Lord Abbett Mid-Cap Value Investment Division
MIST Third Avenue Small Cap Value Investment Division
MIST Oppenheimer Capital Appreciation Investment Division MIST Legg Mason Value Equity Investment Division
MIST Cyclical Growth ETF Investment Division
MIST Cyclical Growth and Income ETF Investment Division
MIST PIMCO Inflation Protected Bond Investment Division
MIST BlackRock Large-Cap Core Investment Division
MIST Janus Forty Investment Division
American Century VP Vista Investment Division
Delaware VIP Small Cap Value Investment Division
Dreyfus MidCap Stock Investment Division
Dreyfus VIF International Value Investment Division
Goldman Sachs Mid Cap Value Investment Division
Goldman Sachs Structured Small Cap Equity Investment Division MFS High Income Investment Division
MFS Global Equity Investment Division
MFS New Discovery Investment Division
MFS Value Investment Division
Van Kampen Government Investment Division
Wells Fargo VT Total Return Bond Investment Division
Wells Fargo VT Money Market Investment Division

* This Investment Division invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.
**These investment divisions had no net assets as of December 31, 2007.

The following Investment Division ceased operations during the year ended December 31, 2007:

MSF BlackRock Large Cap Investment Division
AIM V.I. Core Equity Investment Division
AIM V.I. Government Securities Investment Division
Dreyfus Emerging Leaders Investment Division
Wells Fargo VT Asset Allocation Investment Division
Wells Fargo VT Large Company Growth Investment Division
Wells Fargo VT Large Company Core Investment Division
Wells Fargo VT Equity Income Investment Division

The operations of the Investment Divisions were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

Old Name                               New Name
--------                               --------
RCM Global Technology Portfolio        RCM Technology Portfolio
Legg Mason Aggressive Growth Portfolio Legg Mason Partners Aggressive Growth
                                         Portfolio

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

MERGERS:

Old Name                               New Name
--------                               --------
BlackRock Large Cap Portfolio          BlackRock Large Cap Core Portfolio

SUBSTITUTIONS:

Old Name                               New Name
--------                               --------
AIM V.I. Core Equity Fund              Capital Guardian U.S. Equity Portfolio

LIQUIDATIONS:

Dreyfus Emerging Leaders Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

PREMIUM PAYMENTS

The Company deducts a sales charge, a state premium tax charge, and a federal income tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts an administrative charge before amounts are allocated to the Separate Account. The federal income

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The policy owner has the opportunity to transfer funds between Investment Divisions within the Separate Account or the fixed account, which is an investment option in the Company's general account.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES--AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

CHANGE IN BASIS OF PRESENTATION

In prior year Statements of changes in net assets, the Separate Account reported cost of insurance ("COI") in the financial statement line item "Transfers for policy benefits and terminations." COI has been reclassified and now appears separately in the line item "Policy charges." This reclassification presents COI more consistent with the intent of what COI charges represent. The reclassification had no effect on the net assets of the Investment Division or unit values of the Policies.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge and assessed through a daily reduction in unit values which is recorded as an expense in the accompanying statements of operations:

   Mortality and Expense Risk--The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


   The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2007:

                    Mortality and Expense Risk 0.45% - 0.90%

   The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

For some Policies, the Mortality and Expense Risk charge which ranges from .30% to .60% is assessed on a monthly basis and recorded as Mortality and Expense Risk Charges in the statements of operations. Other policy charges generally include: COI charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company. Administrative charges range from $0 to $35 and are assessed monthly. For some Policies, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from $1 to $45 for every $1,000 of the policy face amount. Surrender charges for other Policies is equal to the lesser of the maximum surrender charge premium or the premiums actually paid in the first two policy years. In the first policy year, the maximum surrender charge premium is 75% of the smoker federal guideline premium for the policy, assuming a level death benefit for the policy and any riders; and in the second and later policy years, it is 100% of the smoker federal guideline premium for the policy, again assuming a level death benefit for the policy and any riders. The surrender charge cannot exceed 100% of the cumulative premiums paid in the first two policy years. If the policy is surrendered in the first two policy years, the Company will deduct 100% of the surrender charge, determined as described above. After the second policy year, the percentage the Company deducts declines until it reaches 0% at the end of the 15th policy year. These charges are assessed through the redemption of units and are recorded as policy transactions in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS

                                                                         FOR THE YEAR ENDED
                                            AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                            ----------------------  ----------------------------
                                                                       COST OF       PROCEEDS
                                              SHARES     COST ($)   PURCHASES ($) FROM SALES ($)
                                            ----------  ----------- ------------- --------------
 MSF BlackRock Large Cap Investment
   Division (a)............................         --           --   8,636,325    461,078,250
 MSF BlackRock Diversified Investment
   Division................................ 18,384,675  301,100,943  15,938,795     23,752,223
 MSF BlackRock Aggressive Growth Investment
   Division................................  9,001,503  208,043,675   3,671,605     18,164,401
 MSF MetLife Stock Index Investment
   Division................................ 20,218,189  638,683,765  61,923,502     36,029,246
 MSF FI International Stock Investment
   Division................................  4,537,480   53,677,713   8,264,530      5,588,161
 MSF FI Mid Cap Opportunities Investment
   Division................................ 13,392,104  236,422,200   6,041,508     16,703,836
 MSF T. Rowe Price Small Cap Growth
   Investment Division.....................  4,962,425   60,940,790   2,454,173      6,524,919
 MSF Oppenheimer Global Equity Investment
   Division................................  2,975,594   36,804,177   3,973,807      2,721,982
 MSF Harris Oakmark Large Cap Value
   Investment Division.....................  4,338,277   52,337,596   7,342,545      5,025,329
 MSF Neuberger Berman Mid Cap Value
   Investment Division.....................  3,862,378   69,563,781   9,138,539      4,537,785
 MSF T. Rowe Price Large Cap Growth
   Investment Division.....................  3,203,625   38,358,068   4,827,247      5,313,688
 MSF Lehman Brothers Aggregate Bond Index
   Investment Division.....................  9,565,941  102,450,836  17,699,371      5,514,482
 MSF Morgan Stanley EAFE Index Investment
   Division................................  4,165,516   47,048,510  12,138,883      3,461,505
 MSF Russell 2000 Index Investment Division  3,966,613   48,701,321  10,226,111      3,618,430
 MSF Jennison Growth Investment Division...  1,154,841   12,420,225   1,545,868        961,871
 MSF BlackRock Strategic Value Investment
   Division................................  6,634,359  102,711,853  16,697,685      5,171,409
 MSF MetLife Mid Cap Stock Index Investment
   Division................................  4,255,517   53,080,493   9,553,247      3,063,026
 MSF Franklin Templeton Small Cap Growth
   Investment Division.....................    659,798    6,479,325   1,443,987        585,512
 MSF BlackRock Large Cap Value Investment
   Division................................    901,914   11,661,660   4,597,804      1,515,883
 MSF Davis Venture Value Investment
   Division................................  1,606,764   44,516,443   8,721,686      1,895,067
 MSF Loomis Sayles Small Cap Investment
   Division................................     63,682   13,867,310   4,499,823        990,620
 MSF BlackRock Legacy Large Cap Growth
   Investment Division.....................    143,232    3,270,617   1,454,912        400,109
 MSF BlackRock Bond Income Investment
   Division................................    827,490   89,582,308   9,139,472     11,675,101

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS -- (CONTINUED)

                                                                               FOR THE YEAR ENDED
                                                  AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                                  ----------------------- ----------------------------
                                                                             COST OF       PROCEEDS
                                                   SHARES      COST ($)   PURCHASES ($) FROM SALES ($)
                                                   ---------  ----------  ------------- --------------
 MSF FI Value Leaders Investment Division........    34,372    6,606,158    1,932,958       582,448
 MSF Harris Oakmark Focused Value Investment
   Division......................................   246,672   55,346,093   11,604,381     4,117,553
 MSF Western Asset Management Strategic Bond
   Opportunities Investment Division............. 1,444,340   18,030,068    3,147,112       794,074
 MSF Western Asset Management U.S. Government
   Investment Division........................... 1,264,802   15,479,811    2,429,662       929,799
 MSF BlackRock Money Market Investment
   Division......................................   634,367   63,436,726   12,024,367     7,916,542
 MSF MFS Total Return Investment Division........    35,941    5,412,222    2,819,039       972,688
 MSF MetLife Conservative Allocation Investment
   Division......................................    70,128      752,013      565,991       310,266
 MSF MetLife Conservative to Moderate Allocation
   Investment Division...........................   256,451    2,815,324    1,365,481       377,816
 MSF MetLife Moderate Allocation Investment
   Division...................................... 1,532,995   17,633,085   10,687,941     2,130,508
 MSF MetLife Moderate to Aggressive Allocation
   Investment Division........................... 2,649,710   31,628,872   19,208,532       659,122
 MSF MetLife Aggressive Allocation Investment
   Division......................................   647,006    8,050,621    5,909,758       650,920
 MSF FI Large Cap Investment Division............    20,753      308,461      273,438        24,666
 MSF Capital Guardian U.S. Equity Investment
   Division......................................    35,967      472,338      509,356       379,380
 Janus Aspen Large Cap Growth Investment
   Division......................................   273,481    5,144,840      827,470       219,403
 Janus Aspen Balanced Investment Division........     2,575       77,786      135,165        60,286
 Janus Aspen Forty Investment Division...........    12,719      427,910      354,300        35,936
 AIM V.I. Government Securities Investment
   Division (a)..................................        --           --          256         7,683
 AIM V.I. Global Real Estate Investment Division.   125,785    3,048,522    1,133,311       421,526
 Franklin Templeton Foreign Securities Investment
   Division......................................   455,989    6,990,724    1,949,736       821,253
 Franklin Mutual Discovery Securities Investment
   Division......................................    72,017    1,598,385    1,102,924       376,271
 AllianceBernstein Global Technology Investment
   Division......................................     2,615       47,056       55,948        78,103
 Fidelity VIP Contrafund Investment Division.....   109,812    3,473,036    2,177,760       889,855
 Fidelity VIP Asset Manager: Growth Investment
   Division......................................    82,012    1,056,434      255,311       107,956
 Fidelity VIP Investment Grade Bond Investment
   Division......................................    67,275      845,113    1,361,278       554,463
 Fidelity VIP Equity-Income Investment Division..    52,272    1,380,440    1,139,399       206,863
 American Funds Growth Investment Division....... 1,817,641   94,636,809   22,998,117     2,689,172

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS -- (CONTINUED)

                                                                           FOR THE YEAR ENDED
                                              AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                              ----------------------  ----------------------------
                                                                         COST OF       PROCEEDS
                                                SHARES     COST ($)   PURCHASES ($) FROM SALES ($)
                                              ----------  ----------- ------------- --------------
 American Funds Growth-Income Investment
   Division..................................  1,783,489   63,810,239   13,922,630     2,215,555
 American Funds Global Small Capitalization
   Investment Division.......................  2,508,916   55,087,173   23,415,533     3,130,106
 American Funds Bond Investment Division.....    288,524    3,311,997    3,193,049       524,467
 MIST T. Rowe Price Mid-Cap Growth
   Investment Division.......................  1,769,246   14,536,286    5,066,206     1,677,121
 MIST MFS Research International Investment
   Division..................................    944,774   12,901,200    6,742,872     2,497,568
 MIST PIMCO Total Return Investment
   Division..................................  2,620,869   30,439,455    4,798,407     1,891,119
 MIST RCM Technology Investment Division.....  1,940,070   10,273,189    4,564,449     1,122,814
 MIST Lord Abbett Bond Debenture Investment
   Division..................................  1,762,918   21,058,492    4,077,483     1,439,226
 MIST Lazard Mid-Cap Investment Division.....    417,823    5,712,724    2,663,683       920,016
 MIST Met/AIM Small Cap Growth Investment
   Division..................................    217,586    2,969,178    1,084,437       444,114
 MIST Harris Oakmark International Investment
   Division..................................  1,546,079   26,520,683   10,416,302     2,327,983
 MIST Legg Mason Partners Aggressive Growth
   Investment Division.......................  1,035,639    7,444,052    1,475,411       875,714
 MIST Lord Abbett Growth and Income
   Investment Division.......................    217,495    5,976,641      932,967       394,436
 MIST Neuberger Berman Real Estate Investment
   Division..................................  1,309,239   20,759,878    8,075,872     3,243,062
 MIST Van Kampen Mid-Cap Growth Investment
   Division..................................      2,716       31,941       31,979            38
 MIST Lord Abbett Mid-Cap Value Investment
   Division..................................      3,414       75,984       87,963        52,452
 MIST Third Avenue Small Cap Value
   Investment Division.......................     24,303      398,532      194,299        52,021
 MIST Oppenheimer Capital Appreciation
   Investment Division.......................     96,120      921,061      697,378        99,350
 MIST Legg Mason Value Equity Investment
   Division..................................    515,605    5,479,207      713,351       473,581
 MIST Cyclical Growth ETF Investment
   Division..................................     52,979      637,491      568,884       113,433
 MIST Cyclical Growth and Income ETF
   Investment Division.......................     29,352      345,266      382,345       160,544
 MIST PIMCO Inflation Protected Bond
   Investment Division.......................     83,170      862,665      932,938       205,451
 MIST BlackRock Large-Cap Core Investment
   Division (b).............................. 39,228,753  432,365,942  454,188,789    22,004,306
 MIST Janus Forty Investment Division (b)....     41,617    3,299,869    3,462,963       186,665

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENT OF INVESTMENTS -- (CONCLUDED)

                                                                              FOR THE YEAR ENDED
                                                 AS OF DECEMBER 31, 2007      DECEMBER 31, 2007
                                                 ----------------------- ----------------------------
                                                                            COST OF       PROCEEDS
                                                  SHARES     COST ($)    PURCHASES ($) FROM SALES ($)
                                                  ---------   ---------  ------------- --------------
 American Century VP Vista Investment Division..     1,324      21,730         8,512       11,044
 Delaware VIP Small Cap Value Investment
   Division.....................................    35,529   1,137,795       887,344      238,710
 Dreyfus Mid Cap Stock Investment Division......    19,791     336,284       241,837       22,280
 Dreyfus Emerging Leaders Investment
   Division (a).................................        --          --        47,238       53,932
 Dreyfus International Value Investment Division    38,527     691,616       387,371      325,410
 Goldman Sachs Mid Cap Value Investment
   Division.....................................    89,860   1,534,343     1,432,227      181,762
 Goldman Sachs Structured Small Cap Equity
   Investment Division..........................    12,706     177,810        88,117        3,203
 MFS High Income Investment Division............     2,317      22,375        14,164       72,731
 MFS Global Equity Investment Division..........     4,174      64,541        54,734       17,032
 MFS New Discovery Investment Division..........       200       3,618         3,704           82
 MFS Value Investment Division..................     3,038      47,779       148,133      102,731
 Van Kampen Government Investment Division......     2,389      22,436        17,428        9,619
 Wells Fargo VT Total Return Bond Investment
   Division.....................................    11,414     111,746        81,798       30,732
 Wells Fargo VT Money Market Investment
   Division..................................... 2,051,425   2,051,425     1,194,161      124,938
 Wells Fargo VT Asset Allocation Investment
   Division (a).................................        --          --        13,354       25,198
 Wells Fargo VT Large Company Growth Investment
   Division (a).................................        --          --       203,677      416,092
 Wells Fargo VT Equity Income Investment
   Division (a).................................        --          --            --        8,906

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                             MSF BLACKROCK                        MSF BLACKROCK
                                               LARGE CAP                           DIVERSIFIED
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                    2007 (A)      2006        2005        2007        2006        2005
                                    --------      ----        ----        ----        ----        ----
Units beginning of year..........   16,009,494  16,488,159  16,507,025  13,096,726  13,638,816  13,455,017
Units issued and transferred from
  other funding options..........       13,723   5,827,504   3,207,492   1,576,102   5,196,699   2,906,692
Units redeemed and transferred
  to other funding options....... (16,023,217) (6,306,169) (3,226,358) (1,957,204) (5,738,789) (2,722,893)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................           --  16,009,494  16,488,159  12,715,624  13,096,726  13,638,816
                                  ============ =========== =========== =========== =========== ===========

                                                 MSF FI                          MSF FI MID CAP
                                          INTERNATIONAL STOCK                     OPPORTUNITIES
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
Units beginning of year..........    3,412,213   3,294,341   3,241,370  14,298,595  14,520,500  14,284,163
Units issued and transferred from
  other funding options..........      449,737   1,366,842     681,133   1,586,888   5,633,860   3,117,992
Units redeemed and transferred
  to other funding options.......    (490,924) (1,248,970)   (628,162) (2,042,412) (5,855,765) (2,881,655)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................    3,371,026   3,412,213   3,294,341  13,843,071  14,298,595  14,520,500
                                  ============ =========== =========== =========== =========== ===========

                                           MSF HARRIS OAKMARK                 MSF NEUBERGER BERMAN
                                            LARGE CAP VALUE                       MID CAP VALUE
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
Units beginning of year..........    4,099,325   4,085,993   3,767,330   3,225,765   2,912,765   2,435,399
Units issued and transferred from
  other funding options..........      706,700   2,271,700   1,297,280     609,119   2,211,103   1,131,537
Units redeemed and transferred
  to other funding options.......    (690,459) (2,258,368)   (978,617)   (542,555) (1,898,103)   (654,171)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................    4,115,566   4,099,325   4,085,993   3,292,329   3,225,765   2,912,765
                                  ============ =========== =========== =========== =========== ===========

                                           MSF MORGAN STANLEY                      MSF RUSSELL
                                               EAFE INDEX                          2000 INDEX
                                          INVESTMENT DIVISION                  INVESTMENT DIVISION
                                  ------------------------------------ -----------------------------------
                                      2007        2006        2005        2007        2006        2005
                                      ----        ----        ----        ----        ----        ----
Units beginning of year..........    3,792,545   3,464,106   3,014,776   2,884,744   2,619,288   2,380,540
Units issued and transferred from
  other funding options..........    1,009,072   2,413,387   1,268,548     550,789   1,598,139     809,404
Units redeemed and transferred
  to other funding options.......    (615,305) (2,084,948)   (819,218)   (459,670) (1,332,683)   (570,656)
                                  ------------ ----------- ----------- ----------- ----------- -----------
Units end of year................    4,186,312   3,792,545   3,464,106   2,975,863   2,884,744   2,619,288
                                  ============ =========== =========== =========== =========== ===========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

               MSF BLACKROCK                        MSF METLIFE
             AGGRESSIVE GROWTH                      STOCK INDEX
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
     11,198,297  11,502,614  11,775,258  33,607,228   32,156,989  29,475,869

      1,043,072   3,534,643   1,944,636   5,684,335   14,883,687   8,538,465

    (1,567,882) (3,838,960) (2,217,280) (4,653,570) (13,433,448) (5,857,345)
    ----------- ----------- ----------- ----------- ------------ -----------
     10,673,487  11,198,297  11,502,614  34,637,993   33,607,228  32,156,989
    =========== =========== =========== =========== ============ ===========

             MSF T. ROWE PRICE                    MSF OPPENHEIMER
             SMALL CAP GROWTH                      GLOBAL EQUITY
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
      4,913,291   5,103,342   5,056,605   2,344,938    2,314,718   2,201,362

        490,842   1,690,078     928,886     280,327      882,876     507,092

      (712,048) (1,880,129)   (882,149)   (277,828)    (852,656)   (393,736)
    ----------- ----------- ----------- ----------- ------------ -----------
      4,692,085   4,913,291   5,103,342   2,347,437    2,344,938   2,314,718
    =========== =========== =========== =========== ============ ===========

             MSF T. ROWE PRICE                  MSF LEHMAN BROTHERS
             LARGE CAP GROWTH                   AGGREGATE BOND INDEX
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
      3,620,946   3,547,628   3,354,772   6,058,549    5,619,973   4,812,639

        579,434   1,740,365     992,846   1,388,135    3,458,933   1,885,856

      (671,287) (1,667,047)   (799,990)   (864,484)  (3,020,357) (1,078,522)
    ----------- ----------- ----------- ----------- ------------ -----------
      3,529,093   3,620,946   3,547,628   6,582,200    6,058,549   5,619,973
    =========== =========== =========== =========== ============ ===========

               MSF JENNISON                        MSF BLACKROCK
                  GROWTH                          STRATEGIC VALUE
            INVESTMENT DIVISION                 INVESTMENT DIVISION
    ----------------------------------- ------------------------------------
       2007        2006        2005        2007         2006        2005
       ----        ----        ----        ----         ----        ----
      1,356,790   1,297,642          --   4,494,782    4,485,936   4,164,014

        166,465   1,435,002   1,299,954     646,818    2,369,030   1,327,411

      (320,198) (1,375,854)     (2,312)   (691,064)  (2,360,184) (1,005,489)
    ----------- ----------- ----------- ----------- ------------ -----------
      1,203,057   1,356,790   1,297,642   4,450,536    4,494,782   4,485,936
    =========== =========== =========== =========== ============ ===========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                          MSF METLIFE MID             MSF FRANKLIN TEMPLETON
                                          CAP STOCK INDEX                SMALL CAP GROWTH
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year.......... 3,270,208   2,985,941 2,658,110   538,941     474,966   440,124
Units issued and transferred from
  other funding options..........   702,937   1,900,659   949,998   110,335     358,131   163,769
Units redeemed and transferred to
  other funding options.......... (506,274) (1,616,392) (622,167)  (79,323)   (294,156) (128,927)
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................ 3,466,871   3,270,208 2,985,941   569,953     538,941   474,966
                                  ========= =========== ========= ========= =========== =========

                                         MSF LOOMIS SAYLES                 MSF BLACKROCK
                                             SMALL CAP                LEGACY LARGE CAP GROWTH
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year..........    78,273      39,978    37,547   190,308   1,201,181   851,014
Units issued and transferred from
  other funding options..........    30,647      62,838    13,626   112,767     396,179   506,273
Units redeemed and transferred to
  other funding options..........  (10,837)    (24,543)  (11,195)  (37,981) (1,407,052) (156,106)
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................    98,083      78,273    39,978   265,094     190,308 1,201,181
                                  ========= =========== ========= ========= =========== =========

                                        MSF HARRIS OAKMARK         MSF WESTERN ASSET MANAGEMENT
                                           FOCUSED VALUE           STRATEGIC BOND OPPORTUNITIES
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year..........   191,529     182,165   153,755   998,939     843,296   595,935
Units issued and transferred from
  other funding options..........    32,899     130,546    71,513   270,755     946,567   474,609
Units redeemed and transferred to
  other funding options..........  (32,837)   (121,182)  (43,103) (152,308)   (790,924) (227,248)
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................   191,591     191,529   182,165 1,117,386     998,939   843,296
                                  ========= =========== ========= ========= =========== =========

                                              MSF MFS                       MSF METLIFE
                                           TOTAL RETURN               CONSERVATIVE ALLOCATION
                                        INVESTMENT DIVISION             INVESTMENT DIVISION
                                  ------------------------------- -------------------------------
                                    2007       2006       2005      2007       2006       2005
                                    ----       ----       ----      ----       ----       ----
Units beginning of year..........   297,430     190,293    69,569    44,128      53,570        --
Units issued and transferred from
  other funding options..........   187,982     495,889   201,331    46,280     137,937    53,570
Units redeemed and transferred to
  other funding options..........  (66,939)   (388,752)  (80,607)  (23,850)   (147,379)        --
                                  --------- ----------- --------- --------- ----------- ---------
Units end of year................   418,473     297,430   190,293    66,558      44,128    53,570
                                  ========= =========== ========= ========= =========== =========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                 MSF BLACKROCK                         MSF DAVIS
                LARGE CAP VALUE                      VENTURE VALUE
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
          608,908       396,107    271,012  1,301,427   1,739,984 1,365,956

          293,309       614,025    238,963    357,240     934,602   643,359

        (132,106)     (401,224)  (113,868)  (178,960) (1,373,159) (269,331)
         ---------  -----------  ---------  --------- ----------- ---------
          770,111       608,908    396,107  1,479,707   1,301,427 1,739,984
         =========  ===========  =========  ========= =========== =========

                 MSF BLACKROCK                          MSF FI
                  BOND INCOME                        VALUE LEADERS
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
        4,668,001     5,010,744  4,716,266    393,835     248,972   101,071

          708,428     2,023,116  1,284,065    120,346     471,583   221,903

        (908,844)   (2,365,859)  (989,587)   (73,277)   (326,720)  (74,002)
         ---------  -----------  ---------  --------- ----------- ---------
        4,467,585     4,668,001  5,010,744    440,904     393,835   248,972
         =========  ===========  =========  ========= =========== =========

         MSF WESTERN ASSET MANAGEMENT                MSF BLACKROCK
                U.S. GOVERNMENT                      MONEY MARKET
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
          988,756       879,572    705,185  3,575,759   1,760,759 1,880,485

          236,483       760,575    399,842    494,785   2,526,901   380,493

        (158,504)     (651,391)  (225,455)  (432,458)   (711,901) (500,219)
         ---------  -----------  ---------  --------- ----------- ---------
        1,066,735       988,756    879,572  3,638,086   3,575,759 1,760,759
         =========  ===========  =========  ========= =========== =========

                  MSF METLIFE                         MSF METLIFE
        CONSERVATIVE TO MODERATE ALLOCATION       MODERATE ALLOCATION
              INVESTMENT DIVISION                 INVESTMENT DIVISION
        ----------------------------------- -------------------------------
          2007         2006        2005       2007       2006       2005
           ----         ----        ----      ----       ----       ----
          161,903        65,370         --    775,138     165,720        --

          121,294       243,072     65,370    935,987   1,073,164   165,720

         (38,943)     (146,539)         --  (258,884)   (463,746)        --
         ---------  -----------  ---------  --------- ----------- ---------
          244,254       161,903     65,370  1,452,241     775,138   165,720
         =========  ===========  =========  ========= =========== =========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                          MSF METLIFE                       MSF METLIFE
                                  MODERATE TO AGGRESSIVE ALLOCATION    AGGRESSIVE ALLOCATION
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year.......... 1,098,433     249,839         --   225,274    49,908       --
Units issued and transferred from
  other funding options.......... 1,608,801   1,395,647    249,839   441,487   388,486   49,908
Units redeemed and transferred to
  other funding options.......... (207,883)   (547,053)         --  (58,005) (213,120)       --
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................ 2,499,351   1,098,433    249,839   608,756   225,274   49,908
                                   =========   =========  ========  ======== ========= ========

                                          JANUS ASPEN                       JANUS ASPEN
                                        LARGE CAP GROWTH                     BALANCED
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year..........   595,051     563,653    509,009       179       187       22
Units issued and transferred from
  other funding options..........    69,313      80,037     87,782     7,946        20      171
Units redeemed and transferred to
  other funding options..........  (20,947)    (48,639)   (33,138)   (2,500)      (28)      (6)
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................   643,417     595,051    563,653     5,625       179      187
                                   =========   =========  ========  ======== ========= ========

                                        AIM V.I. GLOBAL                 FRANKLIN TEMPLETON
                                          REAL ESTATE                   FOREIGN SECURITIES
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year..........    70,179      63,997     54,709   471,719   488,477  444,204
Units issued and transferred from
  other funding options..........    13,540      11,212     25,913    84,038    66,725   97,898
Units redeemed and transferred to
  other funding options..........   (9,211)     (5,030)   (16,625)  (51,321)  (83,483) (53,625)
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................    74,508      70,179     63,997   504,436   471,719  488,477
                                   =========   =========  ========  ======== ========= ========

                                          FIDELITY VIP                     FIDELITY VIP
                                           CONTRAFUND                  ASSET MANAGER: GROWTH
                                      INVESTMENT DIVISION               INVESTMENT DIVISION
                                  --------------------------------- ---------------------------
                                    2007        2006        2005      2007     2006      2005
                                     ----        ----       ----      ----     ----      ----
Units beginning of year..........   151,404      74,414     77,301   102,160    80,752   83,331
Units issued and transferred from
  other funding options..........    81,153     104,221     24,890    22,228    26,178   24,061
Units redeemed and transferred to
  other funding options..........  (44,028)    (27,231)   (27,777)  (11,642)   (4,770) (26,640)
                                   ---------   ---------  --------  -------- --------- --------
Units end of year................   188,529     151,404     74,414   112,746   102,160   80,752
                                   =========   =========  ========  ======== ========= ========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                        MSF FI           MSF CAPITAL GUARDIAN
                      LARGE CAP               U.S. EQUITY
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005    2007    2006     2005
                  ----    ----   ----    ----    ----     ----
                   6,047      --    --   25,159      --       --

                  26,099  11,244    --   35,341  25,387       --

                 (3,407) (5,197)    -- (27,389)   (228)       --
                -------- ------- ----- -------- ------- --------
                  28,739   6,047    --   33,111  25,159       --
                ======== ======= ===== ======== ======= ========

                     JANUS ASPEN               AIM V.I.
                        FORTY            GOVERNMENT SECURITIES
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005  2007 (A)  2006     2005
                  ----    ----   ----  --------  ----     ----
                   7,954      --    --      691     769      420

                  21,485   8,253    --       --      --    1,092

                 (2,313)   (299)    --    (691)    (78)    (743)
                -------- ------- ----- -------- ------- --------
                  27,126   7,954    --       --     691      769
                ======== ======= ===== ======== ======= ========

                   FRANKLIN MUTUAL         ALLIANCEBERNSTEIN
                 DISCOVERY SECURITIES      GLOBAL TECHNOLOGY
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005    2007    2006     2005
                  ----    ----   ----    ----    ----     ----
                  54,880   9,138    --   11,769   8,553    4,324

                  56,645  47,509 9,276   10,367   6,356    4,400

                (18,422) (1,767) (138) (13,875) (3,140)    (171)
                -------- ------- ----- -------- ------- --------
                  93,103  54,880 9,138    8,261  11,769    8,553
                ======== ======= ===== ======== ======= ========

                     FIDELITY VIP            FIDELITY VIP
                INVESTMENT GRADE BOND        EQUITY-INCOME
                 INVESTMENT DIVISION      INVESTMENT DIVISION
                ---------------------- -------------------------
                  2007    2006   2005    2007    2006     2005
                  ----    ----   ----    ----    ----     ----
                   3,341   3,156 1,268   30,951   2,190      928

                 118,771   1,406 2,025   69,741  30,655   19,013

                (48,437) (1,221) (137) (12,992) (1,894) (17,751)
                -------- ------- ----- -------- ------- --------
                  73,675   3,341 3,156   87,700  30,951    2,190
                ======== ======= ===== ======== ======= ========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                         AMERICAN FUNDS                AMERICAN FUNDS
                                             GROWTH                     GROWTH-INCOME
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year.......... 1,094,384   898,134   656,749 1,228,077 1,035,047   811,401
Units issued and transferred from
  other funding options..........   276,228   867,857   429,219   321,727   919,357   460,047
Units redeemed and transferred to
  other funding options.......... (151,958) (671,607) (187,834) (168,760) (726,327) (236,401)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................ 1,218,654 1,094,384   898,134 1,381,044 1,228,077 1,035,047
                                  ========= ========= ========= ========= ========= =========

                                       MIST T. ROWE PRICE             MIST MFS RESEARCH
                                         MID-CAP GROWTH                 INTERNATIONAL
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year.......... 1,338,870 1,132,034   856,351   566,593   294,106   234,897
Units issued and transferred from
  other funding options..........   592,655 1,200,709   562,461   256,067   541,071   152,985
Units redeemed and transferred to
  other funding options.......... (344,229) (993,873) (286,778) (126,833) (268,584)  (93,776)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................ 1,587,296 1,338,870 1,132,034   695,827   566,593   294,106
                                  ========= ========= ========= ========= ========= =========

                                        MIST LORD ABBETT                 MIST LAZARD
                                         BOND DEBENTURE                    MID-CAP
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year.......... 1,162,806 1,085,144 1,015,708   261,764   226,296   171,772
Units issued and transferred from
  other funding options..........   184,166   609,507   328,926   129,129   244,858   136,196
Units redeemed and transferred to
  other funding options..........  (97,685) (531,845) (259,490)  (50,577) (209,390)  (81,672)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................ 1,249,287 1,162,806 1,085,144   340,316   261,764   226,296
                                  ========= ========= ========= ========= ========= =========

                                         MIST LEGG MASON              MIST LORD ABBETT
                                   PARTNERS AGGRESSIVE GROWTH         GROWTH AND INCOME
                                       INVESTMENT DIVISION           INVESTMENT DIVISION
                                  ----------------------------- -----------------------------
                                    2007      2006      2005      2007      2006      2005
                                    ----      ----      ----      ----      ----      ----
Units beginning of year..........   908,926   844,525   741,720   523,423   342,402   280,704
Units issued and transferred from
  other funding options..........   167,283   564,765   290,526    43,331   529,241    78,527
Units redeemed and transferred to
  other funding options.......... (183,085) (500,364) (187,721)  (26,782) (348,220)  (16,829)
                                  --------- --------- --------- --------- --------- ---------
Units end of year................   893,124   908,926   844,525   539,972   523,423   342,402
                                  ========= ========= ========= ========= ========= =========

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                 AMERICAN FUNDS                 AMERICAN FUNDS
           GLOBAL SMALL CAPITALIZATION               BOND
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
         1,521,701   1,088,603   676,191    63,414        --        --

           741,710   1,590,658   728,909   243,689    77,194        --

         (318,349) (1,157,560) (316,497)  (15,456)  (13,780)        --
         --------- ----------- --------- --------- --------- ---------
         1,945,062   1,521,701 1,088,603   291,647    63,414        --
         ========= =========== ========= ========= ========= =========

                   MIST PIMCO                      MIST RCM
                  TOTAL RETURN                    TECHNOLOGY
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
         2,039,385   1,849,249 1,483,392 1,395,573 1,334,943 1,273,073

           459,131   1,580,219   818,646   861,145 1,036,397   518,666

         (323,027) (1,390,083) (452,789) (389,423) (975,767) (456,796)
         --------- ----------- --------- --------- --------- ---------
         2,175,489   2,039,385 1,849,249 1,867,295 1,395,573 1,334,943
         ========= =========== ========= ========= ========= =========

                  MIST MET/AIM                MIST HARRIS OAKMARK
                SMALL CAP GROWTH                 INTERNATIONAL
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
           170,794     129,221   101,110 1,060,490   636,793   289,245

            87,382     152,658    72,111   501,471 1,213,847   536,478

          (49,191)   (111,085)  (44,000) (226,191) (790,150) (188,930)
         --------- ----------- --------- --------- --------- ---------
           208,985     170,794   129,221 1,335,770 1,060,490   636,793
         ========= =========== ========= ========= ========= =========

              MIST NEUBERGER BERMAN             MIST VAN KAMPEN
                   REAL ESTATE                  MID CAP GROWTH
               INVESTMENT DIVISION            INVESTMENT DIVISION
         ------------------------------- -----------------------------
           2007       2006       2005      2007      2006      2005
           ----       ----       ----      ----      ----      ----
           939,464     503,432   151,740        --        --        --

           419,170   1,259,740   536,011     2,004        --        --

         (286,996)   (823,708) (184,319)       (4)        --        --
         --------- ----------- --------- --------- --------- ---------
         1,071,638     939,464   503,432     2,000        --        --
         ========= =========== ========= ========= ========= =========

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                      MIST LORD ABBETT         MIST THIRD AVENUE
                                        MID-CAP VALUE           SMALL CAP VALUE
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........    2,988   2,543       21  17,494   2,073     366
Units issued and transferred from
  other funding options..........    4,172     710    2,575  11,206  16,123   1,821
Units redeemed and transferred to
  other funding options..........  (2,522)   (265)     (53) (3,757)   (702)   (114)
                                  -------- ------- -------- ------- ------- -------
Units end of year................    4,638   2,988    2,543  24,943  17,494   2,073
                                  ======== ======= ======== ======= ======= =======

                                        MIST CYCLICAL            MIST CYCLICAL
                                         GROWTH ETF          GROWTH AND INCOME ETF
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........   16,395      --       --  10,875      --      --
Units issued and transferred from
  other funding options..........   43,076  18,885       --  25,957  12,571      --
Units redeemed and transferred to
  other funding options..........  (3,307) (2,490)       -- (6,281) (1,696)      --
                                  -------- ------- -------- ------- ------- -------
Units end of year................   56,164  16,395       --  30,551  10,875      --
                                  ======== ======= ======== ======= ======= =======

                                      AMERICAN CENTURY             DELAWARE
                                          VP VISTA            VIP SMALL CAP VALUE
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........    1,963   1,252       --  31,911   9,876      --
Units issued and transferred from
  other funding options..........      511     761    1,295  43,174  25,950  10,566
Units redeemed and transferred to
  other funding options..........    (832)    (50)     (43) (8,041) (3,915)   (690)
                                  -------- ------- -------- ------- ------- -------
Units end of year................    1,642   1,963    1,252  67,044  31,911   9,876
                                  ======== ======= ======== ======= ======= =======

                                           DREYFUS               GOLDMAN SACHS
                                     INTERNATIONAL VALUE         MID CAP VALUE
                                     INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------- -----------------------
                                    2007    2006     2005    2007    2006    2005
                                    ----    ----     ----    ----    ----    ----
Units beginning of year..........   45,198  14,559    1,371  18,361   3,769   1,123
Units issued and transferred from
  other funding options..........   17,418  32,872   25,402  68,111  15,229   9,745
Units redeemed and transferred to
  other funding options.......... (20,066) (2,233) (12,214) (1,683)   (637) (7,099)
                                  -------- ------- -------- ------- ------- -------
Units end of year................   42,550  45,198   14,559  84,789  18,361   3,769
                                  ======== ======= ======== ======= ======= =======

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                    MIST OPPENHEIMER        MIST LEGG MASON
                  CAPITAL APPRECIATION        VALUE EQUITY
                  INVESTMENT DIVISION     INVESTMENT DIVISION
                ------------------------ ----------------------
                 2007     2006    2005     2007     2006   2005
                 ----     ----    ----     ----     ----   ----
                 27,796   10,588      --  490,888       --   --

                 50,236   48,969  13,476   90,867  548,298   --

                (7,398) (31,761) (2,888) (70,662) (57,410)   --
                ------- -------- ------- -------- -------- ----
                 70,634   27,796  10,588  511,093  490,888   --
                ======= ======== ======= ======== ======== ====

               MIST PIMCO           MIST BLACKROCK        MIST JANUS
         INFLATION PROTECTED BOND   LARGE-CAP CORE           FORTY
          INVESTMENT DIVISION     INVESTMENT DIVISION INVESTMENT DIVISION
         ----------------------   ------------------- -------------------
           2007       2006   2005      2007 (B)            2007 (B)
           ----       ----   ----      --------            --------
           12,722         --   --              --                --

           86,389     33,652   --      17,523,204           305,557

         (18,519)   (20,930)   --     (2,171,078)          (24,177)
         --------   -------- ----     -----------          --------
           80,592     12,722   --      15,352,126           281,380
         ========   ======== ====     ===========          ========

                       DREYFUS                        DREYFUS
                     MIDCAP STOCK                 EMERGING LEADERS
                  INVESTMENT DIVISION           INVESTMENT DIVISION
                  --------------------------- ------------------------
                   2007     2006     2005     2007 (A)  2006    2005
                    ----      ----     ----   --------  ----    ----
                   7,996       --       --        931      916      --

                  15,966    8,296       --      1,192       43     940

                   (334)    (300)       --    (2,123)     (28)    (24)
                   ------    -----    -----   -------  ------- -------
                  23,628    7,996       --         --      931     916
                   ======    =====    =====   =======  ======= =======

                    GOLDMAN SACHS                       MFS
                  STRUCTURED SMALL CAP EQUITY       HIGH INCOME
                  INVESTMENT DIVISION           INVESTMENT DIVISION
                  --------------------------- ------------------------
                   2007     2006     2005       2007    2006    2005
                    ----      ----     ----     ----    ----    ----
                   6,743    4,239       --      6,738    6,238   4,700

                   5,781    2,659    4,244        823    8,397   1,719

                   (260)    (155)      (5)    (5,785)  (7,897)   (181)
                   ------    -----    -----   -------  ------- -------
                  12,264    6,743    4,239      1,776    6,738   6,238
                   ======    =====    =====   =======  ======= =======

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
  FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                            MFS                      MFS
                                       GLOBAL EQUITY            NEW DISCOVERY
                                    INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------ ------------------------
                                    2007    2006    2005     2007    2006    2005
                                    ----    ----    ----     ----    ----    ----
Units beginning of year..........   1,789       --      --       --      --      --
Units issued and transferred from
  other funding options..........   2,461    1,849      --      260      --      --
Units redeemed and transferred to
  other funding options..........   (302)     (60)      --      (7)      --      --
                                  -------  ------- ------- -------- ------- -------
Units end of year................   3,948    1,789      --      253      --      --
                                  =======  ======= ======= ======== ======= =======

                                       WELLS FARGO VT           WELLS FARGO VT
                                     TOTAL RETURN BOND           MONEY MARKET
                                    INVESTMENT DIVISION      INVESTMENT DIVISION
                                  ------------------------ ------------------------
                                    2007    2006    2006     2007    2006    2006
                                    ----    ----    ----     ----    ----    ----
Units beginning of year..........   5,553    1,620      --   91,188      --      --
Units issued and transferred from
  other funding options..........   5,733    4,733   1,631  105,491  93,909      --
Units redeemed and transferred to
  other funding options.......... (1,589)    (800)    (11) (14,684) (2,721)      --
                                  -------  ------- ------- -------- ------- -------
Units end of year................   9,697    5,553   1,620  181,995  91,188      --
                                  =======  ======= ======= ======== ======= =======

                                       WELLS FARGO VT
                                       EQUITY INCOME
                                    INVESTMENT DIVISION
                                  ------------------------
                                  2007 (A)  2006    2005
                                  --------  ----    ----
Units beginning of year..........     653      727     402
Units issued and transferred from
  other funding options..........      --       --     422
Units redeemed and transferred to
  other funding options..........   (653)     (74)    (97)
                                  -------  ------- -------
Units end of year................      --      653     727
                                  =======  ======= =======

(a)For the period January 1, 2007 to April 27, 2007.
(b)For the period April 30, 2007 to December 31, 2007.

                         MFS                   VAN KAMPEN
                        VALUE                  GOVERNMENT
                 INVESTMENT DIVISION      INVESTMENT DIVISION
               ------------------------ ------------------------
                 2007    2006    2005     2007    2006    2006
                 ----    ----    ----     ----    ----    ----
                    --       --      --    1,342   1,272      --

                  3069       --      --    1,425     701   1,280

                 (103)       --      --    (847)   (631)     (8)
               -------  ------- ------- -------- ------- -------
                 2,966       --      --    1,920   1,342   1,272
               =======  ======= ======= ======== ======= =======

                    WELLS FARGO VT           WELLS FARGO VT
                   ASSET ALLOCATION       LARGE COMPANY GROWTH
                 INVESTMENT DIVISION      INVESTMENT DIVISION
               ------------------------ ------------------------
               2007 (A)  2006    2005   2007 (A)  2006    2005
               --------  ----    ----   --------  ----    ----
                   907       --      --   17,802     772     416

                    63    1,099      --    1,045  18,861     464

                 (970)    (192)      -- (18,847) (1,831)   (108)
               -------  ------- ------- -------- ------- -------
                    --      907      --       --  17,802     772
               =======  ======= ======= ======== ======= =======

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS


The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                    AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------------ -------------------------------------------
                                                      UNIT VALUE/1/             INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                       LOWEST TO       NET         INCOME        LOWEST TO       LOWEST TO
                                             UNITS    HIGHEST ($)   ASSETS ($)   RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                           ---------- ------------- ----------- ------------  ---------------  --------------
  MSF BlackRock Large Cap             2007         --            --          --     1.57        0.45 - 0.90      5.66 - 6.56
   Investment Division/a/             2006 16,009,494 13.85 - 42.25 435,896,815     1.30        0.45 - 0.90    12.10 - 14.15
                                      2005 16,488,159 12.13 - 37.35 401,557,280     1.09        0.45 - 0.90      2.67 - 3.59
                                      2004 16,507,025 11.71 - 36.38 399,816,513     0.71        0.45 - 0.90     9.87 - 10.86
                                      2003 16,150,806 10.57 - 33.12 367,087,301     0.83        0.45 - 0.90    29.08 - 30.24

  MSF BlackRock Diversified           2007 12,715,624 15.43 - 38.69 334,245,436     2.54        0.45 - 0.90      4.96 - 8.02
   Investment Division                2006 13,096,726 14.57 - 36.86 331,432,719     2.44        0.40 - 0.90     7.38 - 10.53
                                      2005 13,638,816 13.18 - 33.65 319,750,423     1.57        0.40 - 0.90      2.13 - 3.05
                                      2004 13,455,017 12.79 - 32.95 315,176,729     1.83        0.40 - 0.90      7.54 - 8.51
                                      2003 12,880,974 11.79 - 30.64 289,033,387     3.73        0.45 - 0.90    19.48 - 20.56

  MSF BlackRock Aggressive Growth     2007 10,673,487 18.84 - 26.64 260,061,815       --        0.45 - 0.90    19.53 - 20.60
   Investment Division                2006 11,198,297 15.63 - 22.09 228,717,595       --        0.40 - 0.90      5.76 - 6.75
                                      2005 11,502,614 14.64 - 20.73 222,219,970       --        0.40 - 0.90     9.72 - 10.70
                                      2004 11,775,258 13.23 - 18.89 207,749,362       --        0.40 - 0.90    11.97 - 12.98
                                      2003 11,833,051 11.71 - 16.87 187,268,373       --        0.45 - 0.90    39.53 - 40.79

  MSF MetLife Stock Index             2007 34,637,993 13.47 - 39.67 748,068,488     1.03        0.45 - 0.90     4.28 - 10.73
   Investment Division                2006 33,607,228 12.80 - 38.04 707,564,793     1.97        0.40 - 0.90     8.73 - 15.48
                                      2005 32,156,989 11.08 - 33.24 605,569,341     1.56        0.40 - 0.90      3.71 - 4.64
                                      2004 29,475,869 10.59 - 32.05 548,175,778     0.83        0.40 - 0.90     9.55 - 10.53
                                      2003 25,746,955  9.58 - 29.26 457,114,347     1.65        0.45 - 0.90    27.06 - 28.20

  MSF FI International Stock          2007  3,371,026 17.46 - 23.95  72,704,709     1.05        0.45 - 0.90     9.36 - 11.35
   Investment Division                2006  3,412,213 15.68 - 21.90  67,509,144     1.40        0.40 - 0.90    14.38 - 16.49
                                      2005  3,294,341 13.71 - 18.97  56,855,714     0.60        0.40 - 0.90    16.95 - 18.00
                                      2004  3,241,370 11.67 - 16.22  48,075,000     1.32        0.40 - 0.90    17.14 - 18.19
                                      2003  3,484,064  9.92 - 13.85  43,984,289     0.65        0.45 - 0.90    26.90 - 28.04

  MSF FI Mid Cap Opportunities        2007 13,843,071  8.63 - 24.16 283,077,852     0.13        0.45 - 0.90      7.38 - 8.34
   Investment Division                2006 14,298,595  7.97 - 22.36 271,463,672     0.01        0.45 - 0.90    10.85 - 28.32
                                      2005 14,520,500  7.12 - 20.08 247,745,972       --        0.45 - 0.90      5.97 - 6.92
                                      2004 14,284,163  6.66 - 18.87 229,326,208     0.53        0.45 - 0.90    16.15 - 17.19
                                      2003 13,347,672  5.69 - 16.17 184,078,088       --        0.45 - 0.90    33.38 - 35.10

  MSF T. Rowe Price Small Cap Growth  2007  4,692,085 17.16 - 19.47  85,746,187       --        0.45 - 0.90      8.88 - 9.89
   Investment Division                2006  4,913,291 15.76 - 17.80  81,812,746       --        0.45 - 0.90      2.96 - 3.93
                                      2005  5,103,342  8.20 - 17.21  80,632,046       --        0.45 - 0.90    10.02 - 11.01
                                      2004  5,056,605  7.41 - 15.57  72,034,034       --        0.45 - 0.90     9.58 - 11.08
                                      2003  4,901,924  6.76 - 14.08  63,188,807       --        0.45 - 0.90    37.24 - 40.87

  MSF Oppenheimer Global Equity       2007  2,347,437 21.71 - 24.18  52,072,709     1.10        0.45 - 0.90     5.53 - 10.86
   Investment Division                2006  2,344,938 20.38 - 22.70  48,944,535     2.49        0.45 - 0.90    11.00 - 16.59
                                      2005  2,314,718 17.48 - 19.47  41,604,796     0.55        0.45 - 0.90    15.19 - 16.22
                                      2004  2,201,362 15.04 - 16.76  34,182,477     1.52        0.45 - 0.90    15.38 - 16.42
                                      2003  2,140,330 12.92 - 14.39  28,695,718     2.04        0.45 - 0.90    29.29 - 30.45

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ----------------------------------- --------------------------------------------
                                                     UNIT VALUE/1/             INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                      LOWEST TO       NET         INCOME        LOWEST TO       LOWEST TO
                                             UNITS   HIGHEST ($)   ASSETS ($)   RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                           --------- ------------- ----------- ------------  ---------------  ---------------
  MSF Harris Oakmark Large Cap Value  2007 4,115,566 14.14 - 17.54  61,926,665     0.78        0.45 - 0.90    (4.67) - (3.48)
   Investment Division                2006 4,099,325 14.65 - 18.40  64,292,839     0.77        0.40 - 0.90      16.70 - 18.14
                                      2005 4,085,993 12.55 - 15.72  54,445,434     0.70        0.40 - 0.90    (2.26) - (1.38)
                                      2004 3,767,330 12.79 - 16.08  51,133,000     0.49        0.40 - 0.90      10.42 - 11.42
                                      2003 3,060,299 11.53 - 14.56  37,503,629       --        0.45 - 0.90      24.38 - 25.49

  MSF Neuberger Berman Mid Cap Value  2007 3,292,329 21.27 - 30.68  82,005,373     0.55               0.90        2.51 - 3.45
   Investment Division                2006 3,225,765 20.75 - 29.66  77,735,349     0.48        0.40 - 0.90      10.46 - 11.46
                                      2005 2,912,765 18.79 - 26.61  63,152,395     0.29        0.40 - 0.90      11.27 - 12.27
                                      2004 2,435,399 16.88 - 23.70  47,215,000     0.23        0.40 - 0.90      21.81 - 22.91
                                      2003 1,946,013 13.86 - 19.29  30,945,551     0.32        0.60 - 0.90      35.30 - 36.52

  MSF T. Rowe Price Large Cap Growth  2007 3,529,093 11.53 - 17.60  52,811,241     0.45               0.90        8.47 - 9.40
   Investment Division                2006 3,620,946 10.63 - 16.09  49,315,573     0.33        0.40 - 0.90      12.21 - 13.23
                                      2005 3,547,628  6.84 - 14.21  41,950,019     0.54        0.40 - 0.90        4.12 - 6.59
                                      2004 3,354,771  6.47 - 13.33  36,962,724     0.21        0.40 - 0.90        2.91 - 9.93
                                      2003 3,337,477  6.27 - 12.13  33,816,692     0.11        0.60 - 0.90      29.64 - 32.78

  MSF Lehman Brothers Aggregate Bond  2007 6,582,200 14.56 - 16.17 104,928,263     4.49        0.45 - 0.90       5.89 - 11.27
   Index Investment Division          2006 6,058,549 13.75 - 15.13  90,417,327     4.29        0.45 - 0.90      (0.88) - 4.15
                                      2005 5,619,973 13.32 - 14.53  80,547,413     3.76        0.45 - 0.90        1.16 - 2.06
                                      2004 4,812,639 13.17 - 14.23  67,709,808     3.00        0.45 - 0.90        3.17 - 4.10
                                      2003 4,063,920 12.77 - 13.67  54,994,307     5.25        0.45 - 0.90        2.71 - 3.63

  MSF Morgan Stanley EAFE Index       2007 4,186,312 14.30 - 19.58  71,635,930     1.94        0.45 - 0.90       9.83 - 13.98
   Investment Division                2006 3,792,545 13.02 - 17.67  58,401,764     1.70        0.40 - 0.90      23.03 - 25.75
                                      2005 3,464,106 10.45 - 14.05  42,457,559     1.59        0.40 - 0.90      12.24 - 13.24
                                      2004 3,014,776  9.31 - 12.41  32,551,579     0.71        0.40 - 0.90      18.58 - 19.64
                                      2003 2,675,762  7.85 - 10.37  24,290,177     1.48        0.45 - 0.90      36.41 - 37.70

  MSF Russell 2000 Index              2007 2,975,863 14.83 - 20.87  56,244,600     0.91        0.45 - 0.90      (2.43) - 2.72
   Investment Division                2006 2,884,744 15.20 - 21.19  55,288,989     0.81        0.45 - 0.90      12.11 - 17.99
                                      2005 2,619,288 13.00 - 17.96  42,636,846     0.74        0.45 - 0.90        3.57 - 4.50
                                      2004 2,380,540 12.55 - 17.19  37,085,761     0.44        0.45 - 0.90      16.71 - 17.77
                                      2003 2,084,869 10.75 - 14.59  27,726,279     0.63        0.45 - 0.90      44.77 - 46.07

  MSF Jennison Growth                 2007 1,203,057  6.48 - 13.98  15,741,716     0.42               0.90      10.62 - 11.66
   Investment Division                2006 1,356,790  5.81 - 12.52  14,099,259       --        0.40 - 0.90        1.88 - 2.82
                                      2005 1,147,750  5.65 - 12.19  13,084,245       --        0.40 - 0.90      20.77 - 21.49

  MSF BlackRock Strategic Value       2007 4,450,536 20.94 - 22.86 100,708,365     0.30               0.90    (4.30) - (3.41)
   Investment Division                2006 4,494,782 21.68 - 23.68 105,414,517     0.31        0.40 - 0.90      15.68 - 16.74
                                      2005 4,485,936 18.58 - 20.28  90,122,911       --        0.40 - 0.90        3.23 - 4.15
                                      2004 4,164,014 17.84 - 19.48  80,342,000       --        0.40 - 0.90      14.31 - 15.34
                                      2003 3,371,798 15.46 - 16.89  56,539,662       --        0.60 - 0.90      48.80 - 50.14

  MSF MetLife Mid Cap Stock Index     2007 3,466,871 17.07 - 18.75  63,959,203     0.75               0.90        6.83 - 7.82
   Investment Division                2006 3,270,208 15.84 - 17.39  56,090,136     1.19        0.48 - 0.90       9.11 - 10.09
                                      2005 2,985,941 14.39 - 15.80  46,523,277     0.67        0.48 - 0.90      11.28 - 12.27
                                      2004 2,658,110 12.82 - 14.07  36,885,384     0.48        0.48 - 0.90      15.01 - 16.05
                                      2003 2,338,101 11.04 - 12.13  27,924,887     0.46        0.60 - 0.90      33.76 - 34.96

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------ --------------------------------------------
                                                    UNIT VALUE/1/             INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                     LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                                           UNITS    HIGHEST ($)    ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                         --------- --------------- ---------- ------------  ---------------  ---------------
  MSF Franklin Templeton Small Cap  2007   569,953   11.73 - 12.46  7,040,049       --               0.90        3.53 - 4.53
   Growth Investment Division       2006   538,941   11.33 - 11.92  6,368,294       --               0.90       9.07 - 10.05
                                    2005   474,966    8.20 - 10.83  5,108,051       --               0.90       3.72 - 10.71
                                    2004   440,124   10.01 - 10.35  4,527,432       --               0.90      10.41 - 11.41
                                    2003   328,803     9.07 - 9.29  3,038,000       --               0.90      43.64 - 44.93

  MSF BlackRock Large Cap Value     2007   770,111   15.30 - 16.10 12,275,048     0.98               0.90        2.41 - 3.40
   Investment Division              2006   608,908    8.29 - 15.57  9,397,259     1.17               0.90      18.29 - 19.30
                                    2005   396,107   12.63 - 13.05  5,137,144     0.88               0.90        5.04 - 5.98
                                    2004   271,012   12.02 - 12.31  3,320,893       --               0.90      12.39 - 13.40
                                    2003   102,570   10.70 - 10.86  1,110,128     1.37               0.90      34.47 - 35.68

  MSF Davis Venture Value           2007 1,479,707   14.53 - 42.17 58,550,244     0.77               0.90        3.65 - 4.56
   Investment Division              2006 1,301,427   13.90 - 40.33 49,859,713     0.85        0.40 - 0.90      13.55 - 14.62
                                    2005 1,739,984   12.13 - 35.19 43,993,114     0.65        0.40 - 0.90       9.32 - 10.30
                                    2004 1,365,956   11.00 - 31.91 31,374,337     0.54        0.40 - 0.90      11.36 - 12.37
                                    2003 1,321,574    9.79 - 28.40 24,429,495     0.37        0.60 - 0.90      29.70 - 30.87

  MSF Loomis Sayles Small Cap       2007    98,083  15.07 - 333.74 15,771,472     0.08               0.90      10.90 - 11.90
   Investment Division              2006    78,273  13.47 - 298.24 12,333,660       --        0.40 - 0.90      15.64 - 16.72
                                    2005    39,978  11.54 - 255.61  8,114,417       --        0.40 - 0.90        6.00 - 6.96
                                    2004    37,547  10.79 - 238.98  6,406,000       --        0.40 - 0.90      15.31 - 16.35
                                    2003    30,184   9.27 - 205.39  4,422,939       --        0.60 - 0.90      35.25 - 36.47

  MSF BlackRock Legacy Large Cap    2007   265,094    9.85 - 14.78  3,824,550     0.19               0.90      17.60 - 18.77
   Growth Investment Division       2006   190,308    8.29 - 12.45  2,269,333     0.16        0.48 - 0.90        3.23 - 4.13
                                    2005 1,201,181    7.96 - 11.96 10,109,046     0.39        0.48 - 0.90        6.05 - 7.00
                                    2004   851,014    7.44 - 11.17  6,457,524       --        0.48 - 0.90       8.81 - 11.74
                                    2003   721,385            6.84  4,933,432     0.06               0.60               0.35

  MSF BlackRock Bond Income         2007 4,467,585   15.30 - 31.06 92,436,358     3.24        0.45 - 0.90       5.36 - 12.31
   Investment Division              2006 4,668,001   14.39 - 29.48 92,311,177     5.74        0.40 - 0.90      (2.17) - 4.43
                                    2005 5,010,744   13.78 - 28.49 94,693,129     3.93        0.40 - 0.90        1.50 - 2.41
                                    2004 4,716,266   13.46 - 28.07 89,174,083     4.09        0.40 - 0.90        3.50 - 4.43
                                    2003 5,516,605   12.89 - 27.12 96,719,590     3.06        0.60 - 0.90        4.91 - 5.85

  MSF FI Value Leaders              2007   440,904   12.29 - 15.50  6,742,764     0.91               0.90        3.22 - 4.24
   Investment Division              2006   393,835   11.79 - 14.87  5,778,898     1.00        0.40 - 0.90      10.97 - 11.91
                                    2005   248,972   10.54 - 13.29  3,262,874     1.04        0.40 - 0.90       9.71 - 10.69
                                    2004   101,071    9.52 - 12.01  1,190,557     1.10        0.40 - 0.90      12.71 - 13.73
                                    2003    48,986    8.37 - 10.56    505,283     0.52        0.60 - 0.90      25.79 - 26.92

  MSF Harris Oakmark Focused Value  2007   191,591 268.52 - 285.05 54,129,720     0.56               0.90    (7.67) - (6.84)
   Investment Division              2006   191,529 290.84 - 305.98 58,176,504     0.30               0.90      11.45 - 12.45
                                    2005   182,165 260.95 - 272.09 49,251,761     0.04               0.90        9.00 - 9.98
                                    2004   153,755 239.40 - 247.40 37,844,733     0.04               0.90        8.95 - 9.93
                                    2003   115,343 219.73 - 225.05 25,865,638     0.12               0.90      31.47 - 32.66

  MSF Western Asset Management      2007 1,117,386   15.63 - 16.60 18,372,006     2.67               0.90        3.10 - 4.08
   Strategic Bond Opportunities     2006   998,939   15.16 - 15.95 15,802,133     4.79               0.90        3.38 - 4.33
   Investment Division              2005   843,296   14.56 - 15.19 12,708,706     3.01               0.90        1.92 - 2.83
                                    2004   595,935   14.29 - 14.77  8,742,547     2.66               0.90        5.66 - 6.61
                                    2003   374,682   13.52 - 13.85  5,163,069     1.70               0.90      11.62 - 12.62

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------- -------------------------------------------
                                                        UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                         LOWEST TO       NET        INCOME        LOWEST TO       LOWEST TO
                                                UNITS   HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                              --------- ------------- ---------- ------------  ---------------  --------------
  MSF Western Asset Management           2007 1,066,735 14.08 - 14.95 15,797,381     2.66               0.90      3.38 - 4.33
   U.S. Government Investment Division   2006   988,756 13.62 - 14.33 14,050,390     3.26               0.90      3.25 - 4.19
                                         2005   879,572 13.19 - 13.75 12,014,309     1.33               0.90      0.82 - 1.72
                                         2004   705,185 13.08 - 13.52  9,478,138     1.25               0.90      2.09 - 3.01
                                         2003   559,100 12.82 - 13.13  7,304,902     0.62               0.90      0.77 - 1.68

  MSF BlackRock Money Market             2007 3,638,086 17.41 - 17.57 63,398,057     4.94               0.90      4.15 - 5.07
   Investment Division                   2006 3,575,759 16.57 - 16.87 59,328,821     4.81        0.40 - 0.90      3.86 - 4.82
                                         2005 1,760,759 12.92 - 16.24 28,027,973     2.78        0.40 - 0.90      1.97 - 2.89
                                         2004 1,880,485 15.36 - 15.93 29,162,123     1.03        0.40 - 0.90      0.08 - 0.99
                                         2003 1,760,371 15.21 - 15.92 27,346,427     0.78        0.60 - 0.90    (0.09) - 0.81

  MSF MFS Total Return                   2007   418,473 12.90 - 13.33  5,549,510     1.97               0.90      3.45 - 4.39
   Investment Division                   2006   297,430 12.47 - 12.77  3,781,921     3.21        0.40 - 0.90    11.19 - 12.18
                                         2005   190,293 11.21 - 11.68  2,159,396     1.64        0.40 - 0.90      2.20 - 7.66
                                         2004    69,569 10.85 - 11.04    767,164       --        0.40 - 0.90     8.52 - 10.39

  MSF MetLife Conservative Allocation    2007    66,558 11.53 - 11.81    784,035       --               0.90      4.82 - 5.73
   Investment Division                   2006    44,128 11.00 - 11.17    492,252     2.90               0.90      6.27 - 7.27
                                         2005    11,372 10.35 - 10.41    118,225     0.63               0.90      3.51 - 4.13

  MSF MetLife Conservative to Moderate   2007   244,254 11.98 - 12.27  2,977,400       --               0.90      4.08 - 5.05
   Allocation Investment Division        2006   161,903 11.51 - 11.68  1,884,052     2.36               0.90      8.80 - 9.74
                                         2005    54,464 10.58 - 10.64    578,511     0.77               0.90      5.80 - 6.43

  MSF MetLife Moderate Allocation        2007 1,452,241 12.44 - 12.74 18,395,945     0.19               0.90      3.58 - 4.51
   Investment Division                   2006   775,138 12.01 - 12.19  9,406,274     1.48               0.90    11.20 - 12.19
                                         2005   133,610 10.80 - 10.87  1,449,435     0.83               0.90      8.02 - 8.66

  MSF MetLife Moderate to Aggressive     2007 2,499,351 12.92 - 13.23 32,935,899     0.19               0.90      3.19 - 4.09
   Allocation Investment Division        2006 1,098,433 12.52 - 12.71 13,918,465     1.07               0.90    13.54 - 14.57
                                         2005   212,022 11.03 - 11.09  2,349,403     0.77               0.90    10.28 - 10.94

  MSF MetLife Aggressive Allocation      2007   608,756 13.22 - 13.54  8,191,098     0.22               0.90      2.56 - 3.52
   Investment Division                   2006   225,274 12.89 - 13.08  2,934,559     0.67               0.90    15.05 - 16.04
                                         2005    40,224 11.20 - 11.27    452,673     0.73               0.90    12.05 - 12.72

  MSF FI Large Cap Investment Division   2007    28,739 10.47 - 10.63    304,229     0.12               0.90      3.05 - 4.01
                                         2006     6,047 10.16 - 10.22     61,685       --               0.90      1.60 - 2.20

  MSF Capital Guardian U.S. Equity       2007    33,111         15.60    516,531       --               0.00             1.96
   Investment Division                   2006    25,159         15.30    384,843     0.50               0.48            36.32

  Janus Aspen Large Cap Growth           2007   643,417         11.22  7,219,885     0.74               0.00            15.08
   Investment Division                   2006   595,051          9.75  5,801,609     0.49        0.48 - 0.60            11.38
                                         2005   563,653          8.75  4,934,074     0.33        0.48 - 0.60             4.29
                                         2004   509,009          8.39  4,276,635     0.15        0.48 - 0.60             4.52
                                         2003   435,309          8.03  3,499,893     0.10               0.60            31.73

  Janus Aspen Balanced                   2007     5,625         14.23     80,035     3.00               0.00            10.31
   Investment Division                   2006       179         12.90      2,311     1.92               0.48            10.41
                                         2005       187         11.68      2,186     2.07               0.60             7.66
                                         2004        22         10.85        237     3.38               0.60             8.52

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                     AS OF DECEMBER 31               FOR THE YEAR ENDED DECEMBER 31
                                              -------------------------------  -------------------------------------------
                                                      UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                       LOWEST TO       NET        INCOME        LOWEST TO       LOWEST TO
                                               UNITS  HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                              ------- ------------  ---------- ------------  ---------------  --------------
  Janus Aspen Forty Investment Division  2007  27,126    19.13        518,927      0.25               0.00         36.64
                                         2006   7,954    14.00        111,362      0.14               0.48          9.11

  AIM V.I. Government Securities         2007      --    11.76             --        --               0.00          6.14
   Investment Division/a/                2006     691    11.08          7,657      3.54               0.40          3.28
                                         2005     769    10.73          8,255      3.80               0.40          4.57
                                         2004     420    10.26          4,310      1.40               0.40          2.60

  AIM V.I. Global Real Estate            2007  74,508    34.51      2,571,266      5.97               0.00       (12.34)
   Investment Division                   2006  70,179    39.37      2,762,613      1.18        0.40 - 0.60         42.62
                                         2005  63,997    27.61      1,747,819      1.18        0.40 - 0.60         15.46
                                         2004  54,709    23.91      1,308,000      1.25         0.40 -0.60         34.40
                                         2003  10,108    17.79        178,608      1.49               0.60         38.82

  Franklin Templeton Foreign Securities  2007 504,436    18.56      9,363,624      2.07               0.00         15.78
   Investment Division                   2006 471,719    16.03      7,566,317      1.35        0.48 - 0.60         21.69
                                         2005 488,477    13.17      6,438,080      1.22        0.48 - 0.60         10.48
                                         2004 444,204    11.92      5,300,000      1.12        0.48 - 0.60         18.87
                                         2003 403,047    10.03      4,053,532      1.52               0.60         32.55

  Franklin Mutual Discovery Securities   2007  93,103    18.32      1,706,062      1.59               0.00         11.84
   Investment Division                   2006  54,880    16.38        899,109      0.99        0.40 - 0.48         23.03
                                         2005   9,138    13.31        121,664      1.34        0.40 - 0.48         15.97

  AllianceBernstien Global Technology    2007   8,261     6.43         53,097        --               0.00         19.96
   Investment Division                   2006  11,768     5.36         63,091        --        0.40 - 0.60          8.36
                                         2005   8,553     4.95         42,308        --        0.40 - 0.60          3.65
                                         2004   4,324     4.77         20,636        --        0.48 - 0.60          5.09
                                         2003  10,005     4.54         45,595        --               0.60         43.79

  Fidelity VIP Contrafund                2007 188,529    15.39      2,902,318      0.91               0.00         11.44
   Investment Division                   2006 151,404    13.81      2,091,319      1.15        0.40 - 0.60         11.57
                                         2005  74,414    12.38        921,114      0.21        0.40 - 0.60         16.85
                                         2004  77,301    10.59            819      0.21        0.40 - 0.60         15.34
                                         2003  97,404     9.18            894      0.15               0.60         28.35

  Fidelity VIP Asset Manager: Growth     2007 112,746    11.17      1,259,390      4.07               0.00         18.83
   Investment Division                   2006 102,160     9.40        958,076      1.87               0.48          6.89
                                         2005  80,752     8.79        708,401      2.58               0.48          3.79
                                         2004  83,331     8.47        704,000      2.23               0.48          5.85
                                         2003  53,872     8.00        432,629      2.96               0.60         23.15

  Fidelity VIP Investment Grade Bond     2007  73,675    11.57        852,372      0.68               0.00          4.23
   Investment Division                   2006   3,341    11.10         36,978      4.18        0.40 - 0.48          4.28
                                         2005   3,156    10.64         33,484      2.35        0.40 - 0.48          2.08
                                         2004   1,268    10.43         13,121        --               0.40          4.27

  Fidelity VIP Equity-Income             2007  87,700    13.87      1,216,664      3.23               0.00        (0.93)
   Investment Division                   2006  30,951    14.00        433,176      3.96        0.40 - 0.48         20.07
                                         2005   2,190    11.66         25,408      1.05        0.40 - 0.48          5.76
                                         2004     928    11.02         10,110        --               0.40         10.25

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------------ --------------------------------------------
                                                       UNIT VALUE/1/              INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                         LOWEST TO       NET         INCOME        LOWEST TO       LOWEST TO
                                               UNITS    HIGHEST ($)   ASSETS ($)   RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                             --------- -------------- ----------- ------------  ---------------  ---------------
  American Funds Growth                 2007 1,218,654 94.52 - 100.35 121,273,017     0.82               0.90      11.33 - 12.35
   Investment Division                  2006 1,094,384  84.90 - 89.32  97,034,740     0.86               0.90       9.24 - 10.22
                                        2005   898,134  77.72 - 81.04  72,331,242     0.74               0.90      15.16 - 16.19
                                        2004   656,749  67.49 - 69.75  45,571,772     0.20               0.90      11.49 - 12.50
                                        2003   417,055  60.53 - 62.00  25,759,940     0.13               0.90      35.59 - 36.81

  American Funds Growth-Income          2007 1,381,044  51.88 - 55.07  75,370,228     1.59               0.90        4.11 - 5.04
   Investment Division                  2006 1,228,077  49.83 - 52.43  63,898,091     1.68               0.90      14.17 - 15.21
                                        2005 1,035,047  43.64 - 45.51  46,794,725     1.44               0.90        4.89 - 5.83
                                        2004   811,401  41.61 - 43.00  34,701,703     1.00               0.90       9.39 - 10.37
                                        2003   524,999  38.04 - 38.96  20,368,911     1.18               0.90      31.25 - 32.43

  American Funds Global Small           2007 1,945,062  33.16 - 35.20  67,615,279     3.01               0.90      20.32 - 21.42
   Capitalization Investment Division   2006 1,521,701  27.56 - 28.99  43,642,742     0.46               0.90      22.97 - 24.05
                                        2005 1,088,603  22.41 - 23.37  25,231,190     0.89               0.90      24.24 - 25.35
                                        2004   676,191  18.04 - 18.64  12,527,867       --               0.90      19.80 - 20.88
                                        2003   377,860  15.06 - 15.42   5,800,860     0.49               0.90      52.16 - 53.53

  American Funds Bond                   2007   291,647  10.78 - 10.95   3,182,415    10.03               0.90        6.52 - 7.56
   Investment Division                  2006    63,414  10.12 - 10.18     644,176     0.87               0.90        1.20 - 1.80

  MIST T. Rowe Price Mid-Cap Growth     2007 1,587,296  10.32 - 16.38  17,384,199     0.21               0.90      16.74 - 17.85
   Investment Division                  2006 1,338,870   8.84 - 13.92  12,401,292       --        0.60 - 0.90        5.66 - 6.60
                                        2005 1,132,034   8.37 - 13.11   9,817,802       --        0.60 - 0.90      13.85 - 14.87
                                        2004   856,351   7.35 - 11.44   6,475,187       --        0.60 - 0.90      14.40 - 18.15
                                        2003   526,964    6.28 - 6.43   3,375,270       --               0.90      35.90 - 37.12

  MIST MFS Research International       2007   695,827  17.33 - 20.03  13,629,924     1.44               0.90      12.59 - 13.61
   Investment Division                  2006   566,593  15.30 - 17.63   9,803,525     1.59               0.90      25.80 - 26.90
                                        2005   294,107  12.09 - 13.89   4,058,072     0.63               0.90       6.38 - 16.77
                                        2004   234,898  11.51 - 11.90   2,780,832       --               0.90      18.65 - 19.72
                                        2003   151,293    9.70 - 9.94   1,497,220     0.97               0.90      31.01 - 32.19

  MIST PIMCO Total Return               2007 2,175,489  14.07 - 14.94  32,210,481     3.46               0.90        6.91 - 7.87
   Investment Division                  2006 2,039,385  13.16 - 13.85  28,016,253     2.73               0.90        3.85 - 4.81
                                        2005 1,849,249  12.67 - 13.21  24,263,960     0.06               0.90        1.55 - 2.46
                                        2004 1,483,392  12.48 - 12.90  19,019,859     7.63               0.90        4.31 - 5.25
                                        2003 1,041,644  11.96 - 12.25  12,697,066     1.48               0.90        3.59 - 4.52

  MIST RCM Technology                   2007 1,867,295    6.74 - 7.15  13,231,277       --               0.90      30.62 - 31.68
   Investment Division                  2006 1,395,573    5.16 - 5.43   7,523,569       --               0.90        4.51 - 5.47
                                        2005 1,334,943    4.94 - 5.15   6,824,691       --               0.90      10.36 - 11.35
                                        2004 1,273,073    4.47 - 4.62   5,849,160       --               0.90    (5.13) - (4.28)
                                        2003   932,206    4.72 - 4.83   4,480,813       --               0.90      56.44 - 57.84

  MIST Lord Abbett Bond Debenture       2007 1,249,287  16.02 - 19.29  22,262,379     5.32        0.45 - 0.90       5.88 - 14.15
   Investment Division                  2006 1,162,806  14.77 - 18.05  19,368,414     6.71        0.40 - 0.90        1.42 - 9.34
                                        2005 1,085,144  13.96 - 16.51  16,531,209     4.70        0.40 - 0.90        0.90 - 1.81
                                        2004 1,015,708  10.84 - 16.22  15,192,966     3.51        0.40 - 0.90        7.46 - 9.61
                                        2003   963,357   9.21 - 14.95  12,846,410     1.85        0.45 - 0.90      17.17 - 25.04

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------- ----------------------------------------------
                                                        UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/  TOTAL RETURN/4/
                                                         LOWEST TO       NET        INCOME        LOWEST TO        LOWEST TO
                                                UNITS   HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                              --------- ------------- ---------- ------------  ---------------  -----------------
  MIST Lazard Mid-Cap                    2007   340,316 13.14 - 15.10  5,084,696     0.63               0.90      (3.37) - (2.45)
   Investment Division                   2006   261,764 14.85 - 15.48  4,020,887     0.52               0.90         6.62 - 14.86
                                         2005   226,296 11.78 - 13.48  3,034,264     0.41               0.90          7.44 - 8.40
                                         2004   171,772 12.14 - 12.43  2,124,397       --               0.90        13.57 - 14.60
                                         2003    91,521 10.69 - 10.85    988,932     1.35               0.90        25.29 - 26.42

  MIST Met/AIM Small Cap Growth          2007   208,985 14.84 - 15.62  3,233,322       --               0.90        10.42 - 11.41
   Investment Division                   2006   170,794 13.44 - 14.02  2,376,804       --               0.90         3.77 - 13.93
                                         2005   129,221 11.71 - 12.31  1,587,237       --               0.90         7.63 - 10.16
                                         2004   101,110 11.06 - 11.33  1,143,358       --               0.90          5.78 - 6.73
                                         2003    60,439 10.46 - 10.62    643,451       --               0.90        37.84 - 39.08

  MIST Harris Oakmark International      2007 1,335,770 19.20 - 20.20 26,700,786     0.89               0.90      (1.74) - (0.83)
   Investment Division                   2006 1,060,490 19.54 - 20.37 21,411,537     2.33               0.90        28.05 - 29.18
                                         2005   636,793 15.26 - 15.77  9,973,856     0.16               0.90        13.47 - 14.48
                                         2004   289,245 13.45 - 13.77  3,963,209     0.04               0.90        19.73 - 20.80
                                         2003    71,528 11.23 - 11.40    813,505     1.84               0.90        34.16 - 35.37

  MIST Legg Mason Partners Aggressive    2007   893,124   7.54 - 8.82  7,804,601     0.22               0.90          1.71 - 2.56
   Growth Investment Division            2006   908,926   7.37 - 8.60  7,744,433       --        0.48 - 0.90      (2.53) - (1.60)
                                         2005   844,525   7.50 - 8.74  7,322,996       --        0.48 - 0.90        12.83 - 13.84
                                         2004   741,720   6.60 - 7.68  5,657,453       --        0.48 - 0.90          7.85 - 8.82
                                         2003   582,357   6.10 - 7.06  4,086,776       --        0.60 - 0.90        23.37 - 29.93

  MIST Lord Abbett Growth and Income     2007   539,972         11.65  6,289,386     1.00               0.00                 4.02
   Investment Division                   2006   523,423         11.20  5,861,368     0.03        0.40 - 0.60                18.05
                                         2005   342,402  9.49 - 12.19  4,160,587     0.10        0.40 - 0.60          3.68 - 4.62
                                         2004   280,704  9.15 - 11.65  3,254,684     0.49        0.40 - 0.60        11.22 - 12.92
                                         2003   199,532  8.10 - 10.47  2,083,614     0.70               0.60        29.15 - 32.18

  MIST Neuberger Berman Real Estate      2007 1,071,638 16.76 - 17.32 18,432,903     1.09               0.90    (15.57) - (14.81)
   Investment Division                   2006   939,464 19.85 - 20.33 18,987,194     1.01        0.40 - 0.90        36.70 - 37.93
                                         2005   503,432 14.52 - 14.74  7,394,991       --        0.40 - 0.90        12.60 - 13.61
                                         2004   151,740 12.90 - 12.97  1,964,753     3.30        0.40 - 0.90        28.97 - 29.74

  MIST Van Kampen Mid Cap Growth         2007     2,000         15.69     31,371       --               0.00                23.52
   Investment Division

  MIST Lord Abbett Mid-Cap Value         2007     4,638         14.34     66,500     0.94               0.00                 0.63
   Investment Division                   2006     2,988         14.25     42,580     0.54        0.48 - 0.60                12.16
                                         2005     2,543         12.71     32,304     0.86        0.48 - 0.60                 8.05
                                         2004        21         11.76        246     0.72               0.60                17.59

  MIST Third Avenue Small Cap Value      2007    24,943         15.28    381,064     0.85               0.00               (2.98)
   Investment Division                   2006    17,494         15.75    275,584     0.11        0.48 - 0.60                13.11
                                         2005     2,073         13.92     28,860       --        0.40 - 0.60                15.48
                                         2004       366         12.06      4,407     0.55               0.40                20.58

  MIST Oppenheimer Capital Appreciation  2007    70,634 13.27 - 13.59    955,427     0.11               0.90        13.42 - 14.49
   Investment Division                   2006    27,796 11.70 - 11.87    329,300     0.26               0.90          6.88 - 7.78
                                         2005    10,588 10.95 - 11.01    116,310     0.13               0.90          9.21 - 9.86

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31
                                                ------------------------------------
                                                           UNIT VALUE/1/
                                                            LOWEST TO       NET
                                                  UNITS    HIGHEST ($)   ASSETS ($)
                                                ---------- ------------- -----------
  MIST Legg Mason Value Equity             2007    511,093 10.02 - 11.42   5,435,902
   Investment Division                     2006    490,888 10.73 - 12.11   5,537,660

  MIST Cyclical Growth ETF                 2007     56,164 11.24 - 11.41     639,459
   Investment Division                     2006     16,395 10.71 - 10.77     176,315

  MIST Cyclical Growth and Income ETF      2007     30,551 11.18 - 11.35     345,473
   Investment Division                     2006     10,875 10.67 - 10.73     116,548

  MIST PIMCO Inflation Protected Bond      2007     80,592 11.16 - 11.33     911,539
   Investment Division                     2006     12,722 10.14 - 10.20     129,728

  MIST BlackRock Large-Cap Core            2007 15,352,126 10.08 - 44.64 436,975,682
   Investment Division/b/

  MIST Janus Forty Investment Division/b/  2007    281,380 12.33 - 12.40   3,487,948

  American Century VP Vista                2007      1,642         17.75      29,133
   Investment Division                     2006      1,963         12.70      24,927
                                           2005      1,252         11.65      14,583

  Delaware VIP Small Cap Value             2007     67,044         15.30   1,025,844
   Investment Division                     2006     31,911         16.42     524,104
                                           2005      9,876         14.17     139,966

  Dreyfus MidCap Stock                     2007     23,628         13.61     321,586
   Investment Division                     2006      7,996         11.35      90,768

  Dreyfus Emerging Leaders                 2007         --            --          --
   Investment Division/a/                  2006        931         12.76      11,878
                                           2005        916         11.81      10,821

  Dreyfus International Value              2007     42,550         16.48     701,093
   Investment Division                     2006     45,198         15.85     716,432
                                           2005     14,559         12.95     188,477
                                           2004      1,371          11.6      15,540

  Goldman Sachs Mid Cap Value              2007     84,789         14.28   1,210,921
   Investment Division                     2006     18,362         14.38     263,966
                                           2005      3,769         12.38      46,646
                                           2004      1,123         10.97      12,276

  Goldman Sachs Structured Small Cap       2007     12,264         10.97     134,527
   Equity Investment Division              2006      6,743         13.29      89,590
                                           2005      4,239         11.83      50,166

  MFS High Income                          2007      1,776         12.36      21,944
   Investment Division                     2006      6,738         12.17      82,011
                                           2005      6,238         11.07      69,027
                                           2004      4,700         10.84          51

                                                  FOR THE YEAR ENDED DECEMBER 31
                                           --------------------------------------------
                                           INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                              INCOME        LOWEST TO       LOWEST TO
                                            RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                           ------------  ---------------  ---------------
  MIST Legg Mason Value Equity                   --               0.90    (6.62) - (5.70)
   Investment Division                         0.16        0.48 - 0.90       7.73 - 27.65

  MIST Cyclical Growth ETF                       --               0.90        4.95 - 5.94
   Investment Division                         2.52               0.90        7.10 - 7.70

  MIST Cyclical Growth and Income ETF            --               0.90        4.78 - 5.78
   Investment Division                         3.14               0.90        6.70 - 7.30

  MIST PIMCO Inflation Protected Bond          1.27               0.90      10.06 - 11.08
   Investment Division                           --               0.90        1.40 - 2.00

  MIST BlackRock Large-Cap Core                  --        0.45 - 0.90        0.80 - 6.77
   Investment Division/b/

  MIST Janus Forty Investment Division/b/        --               0.90      23.30 - 24.00

  American Century VP Vista                      --               0.00              39.76
   Investment Division                           --               0.40               9.03
                                                 --               0.40               8.13

  Delaware VIP Small Cap Value                 0.21               0.00             (6.82)
   Investment Division                         0.02               0.48              15.86
                                               0.26               0.48              17.85

  Dreyfus MidCap Stock                         0.31               0.00              19.91
   Investment Division                         0.20               0.48             (8.96)

  Dreyfus Emerging Leaders                       --               0.00               4.94
   Investment Division/a/                        --               0.60               8.05
                                                 --               0.60               4.75

  Dreyfus International Value                  1.66               0.00               3.97
   Investment Division                           --        0.40 - 0.48              22.35
                                                 --        0.40 - 0.48              11.69
                                                 --               0.40              15.99

  Goldman Sachs Mid Cap Value                  1.16               0.00             (0.70)
   Investment Division                         1.82        0.40 - 0.48              16.17
                                               0.91        0.40 - 0.48              12.83
                                               1.17        0.40 - 0.48               9.71

  Goldman Sachs Structured Small Cap           0.51               0.00            (17.46)
   Equity Investment Division                  0.87               0.48              12.30
                                               0.45               0.48               6.07

  MFS High Income                              9.79               0.00               1.56
   Investment Division                         5.42        0.40 - 0.48               9.98
                                              11.32        0.40 - 0.48               2.05
                                                 --               0.48               8.43

                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                    OF METROPOLITAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                AS OF DECEMBER 31               FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------  -------------------------------------------
                                                 UNIT VALUE/1/            INVESTMENT/2/ EXPENSE RATIO/3/ TOTAL RETURN/4/
                                                  LOWEST TO       NET        INCOME        LOWEST TO       LOWEST TO
                                          UNITS  HIGHEST ($)   ASSETS ($)  RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                         ------- ------------  ---------- ------------  ---------------  --------------
  MFS Global Equity                 2007   3,948    16.35         64,569      1.71               0.00         8.93
   Investment Division              2006   1,789    15.01         26,856        --        0.40 - 0.48        24.04

  MFS New Discovery                 2007     253    12.89          3,269        --               0.00         2.25
   Investment Division

  MFS Value Investment Division     2007   2,966    15.48         45,933        --               0.00         7.56

  Van Kampen Government             2007   1,920    11.83         22,716      5.06               0.00         6.96
   Investment Division              2006   1,342    11.06         14,833      4.52               0.40         3.14
                                    2005   1,272    10.72         13,636        --               0.40         3.28

  Wells Fargo VT Total Return Bond  2007   9,697    11.70        113,479      4.64               0.00         6.17
   Investment Division              2006   5,553    11.02         61,191      4.43               0.40         3.79
                                    2005   1,620    10.62         17,199      3.06               0.40         1.90

  Wells Fargo VT Money Market       2007 181,995    11.27      2,051,734      4.42               0.00         4.64
   Investment Division              2006  91,188    10.77        982,114      2.41               0.40         4.39

  Wells Fargo VT Asset Allocation   2007      --    13.70             --        --               0.00         7.62
   Investment Division/a/           2006     907    12.73         11,546      0.99               0.40        12.11

  Wells Fargo VT Large Company      2007      --    12.13             --        --               0.00         7.54
   Growth Investment Division/a/    2006  17,802    11.28        200,720        --               0.40         2.39
                                    2005     772    11.02          8,511      0.23               0.40         5.70
                                    2004     416    10.42          4,335        --               0.40         4.23

  Wells Fargo VT Equity Income      2007      --    13.88             --        --               0.00         2.89
   Investment Division/a/           2006     653    13.49          8,813      1.55               0.40        18.51
                                    2005     727    11.38          8,282      1.79               0.40         5.38
                                    2004     402    10.80          4,341        --               0.40         8.03

1 The Company sells a number of variable life products, which have unique combinations of features and fees that are charged against the policy owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.
2 These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Investment Division invests.
3 These amounts represent the annualized policy expenses of the Separate
  Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.
4 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual policy total returns are not within the ranges presented.
a For the period January 1, 2007 to April 27, 2007.
b For the period April 30, 2007 to December 31, 2007.

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                               NEW YORK, NY 10166

                                    RECEIPT


This is to acknowledge receipt of an Equity Advantage VUL Prospectus (Book #253) dated April 28, 2008. This Variable Life Insurance Policy is offered by Metropolitan Life Insurance Company.


-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                              EQUITY ADVANTAGE VUL

                                FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                    (PART B)


                                 APRIL 28, 2008



     This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated April 28, 2008 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to Metropolitan Life Insurance Company, P.O. Box 543, Warwick, RI 02887-0543.


                                      SAI-1

                               TABLE OF CONTENTS


                                                               PAGE
                                                              -------
GENERAL INFORMATION AND HISTORY.............................    SAI-3
  The Company...............................................    SAI-3
  The Separate Account......................................    SAI-3
DISTRIBUTION OF THE POLICIES................................    SAI-3
ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE
  POLICIES..................................................    SAI-4
  Payment of Proceeds.......................................    SAI-4
  Payment Options...........................................    SAI-4
ADDITIONAL INFORMATION ABOUT CHARGES........................    SAI-5
  Group or Sponsored Arrangements...........................    SAI-5
LOANS.......................................................
POTENTIAL CONFLICTS OF INTEREST.............................    SAI-5
LIMITS TO METLIFE'S RIGHT TO CHALLENGE THE POLICY...........    SAI-5
MISSTATEMENT OF AGE OR SEX..................................    SAI-5
REPORTS.....................................................    SAI-6
PERSONALIZED ILLUSTRATIONS..................................    SAI-6
PERFORMANCE DATA............................................    SAI-6
REGISTRATION STATEMENT......................................    SAI-6
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............    SAI-7
EXPERTS.....................................................    SAI-7
FINANCIAL STATEMENTS........................................      F-1


                                      SAI-2

                        GENERAL INFORMATION AND HISTORY

THE COMPANY

     Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. Our main office is located at 200 Park Avenue, New York, New York 10166. MetLife was formed under the laws of New York State in 1868.

THE SEPARATE ACCOUNT

     We established the Separate Account as a separate investment account on December 13, 1988. The Separate Account is the funding vehicle for the Policies, and other variable life insurance policies that we issue. These other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the New York Insurance Commissioner regulates MetLife and the Separate Account.

                          DISTRIBUTION OF THE POLICIES


     Our affiliate, MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority. Distributor is not a member of the Securities Investor Protection Corporation. Distributor may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Distributor passes through commissions it receives to selling firms for their sales and does not retain any portion of them in return for its services as distributor for the Policies.


     The Policies are sold through licensed life insurance sales representatives who are either registered through our affiliated broker-dealers, or registered through other broker-dealers.

     We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.


     As noted in the prospectus, Distributor pays compensation to all selling firms in the form of commissions and certain types of non-cash compensation. Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant.


                                      SAI-3

     The following list sets forth the names of selling firms that received additional compensation from Distributor in 2007 in connection with the sale of variable annuity contracts, and other insurance products issued by our affiliate, MetLife Investors USA Insurance Company. The selling firms are listed in alphabetical order.






Associated Securities Corp.     Jefferson Pilot                 Securities America, Inc.
Brookstreet Securities          Key Investment Services         Sigma Financial Corporation
Corporation                     LaSalle St. Securities, L.L.C.  Smith Barney
Centaurus Financial, Inc.       Lincoln Financial Advisors      Summit Brokerage
Compass Bank                    Lincoln Investment Planning     Tower Square
CUSO Financial Sevices, L.P.    Medallion Investment Services,  Transamerica Financial
Davenport & Company             Inc.                            U.S. Bancorp Investment, Inc.
Ferris, Baker Watts             Merrill Lynch                   United Planners' Financial
Incorporated                    Morgan Keegan & Company, Inc.   Services of America
Founders Financial Securities   Morgan Stanley                  UVEST Financial Services Group,
Gunn Allen Financial            Mutual Service Corporation      Inc.
H. Beck, Inc.                   National Planning Holdings      Valmark Securities
Harbour Investments, Inc.       NEXT Financial Group            Wall Street Financial
Huntington Bank                 NFP Securities                  Walnut Street Securities, Inc.
IFMG Securities, Inc.           Planning Corp. of America       Waterstone Financial Group,
Infinex Investments, Inc.       PNC Investments                 Inc.
Intersecurities, Inc.           Primerica                       Woodbury Financial Services
Investment Professionals, Inc.  Scott & Stringfellow, Inc.      Workman Securities
Janney Montgomery Scott LLC


           ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

PAYMENT OF PROCEEDS

     We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a premium transaction under our pre-authorized checking arrangement, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

     Normally we promptly make payments of cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

PAYMENT OPTIONS

     We pay the Policy's death benefit and cash surrender value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Designated Office for the procedure to follow. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The payment options available are fixed benefit options only and are not affected by the investment experience of the Separate Account. Once payments under an option begin, withdrawal rights may be restricted. Even if the death benefit under the Policy is excludible from income, payments under Payment Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Payment Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under Payment Options.

     The following payment options are available:

     (i) SINGLE LIFE INCOME. We pay proceeds in equal monthly installments for the life of the payee.

     (ii) SINGLE LIFE INCOME--10-YEAR GUARANTEED PAYMENT PERIOD. We pay proceeds in equal monthly installments during the life of the payee, with a guaranteed payment period of 10 years.

     (iii) JOINT AND SURVIVOR LIFE INCOME. We pay proceeds in equal monthly installments (a) while either of two payees is living, or (b) while either of the two payees is living, but for at least 10 years.

                                      SAI-4

                      ADDITIONAL INFORMATION ABOUT CHARGES

GROUP OR SPONSORED ARRANGEMENTS

     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. Consult your registered representative for any variations that may be available and appropriate for your case.

     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                        POTENTIAL CONFLICTS OF INTEREST

     The Portfolios' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Portfolio shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of a Portfolio, or differences in voting instructions given by variable life and variable annuity contract owners and qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Portfolios from the Separate Account, if necessary. If we believe any Portfolio action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that we may be unable to remedy.

               LIMITS TO METLIFE'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application. We can challenge an increase in face amount, with regard to material misstatements concerning such increase, for two years during the insured's lifetime from its effective date.

                           MISSTATEMENT OF AGE OR SEX


     If we determine during the first Policy year, and while the insured is still living, that there was a misstatement of age or sex in the application, the Policy values and charges will be recalculated from the issue date based on the correct information. If, after the first Policy year, or after the death of the insured in any Policy year, we determine that the application misstates the insured's age or sex, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insured's correct age and, if the Policy is sex-based, correct sex.


                                      SAI-5

                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, account transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent periodic reports containing the financial statements of the Portfolios.

                           PERSONALIZED ILLUSTRATIONS

     We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit, cash surrender value, and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, risk class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

     The illustrated death benefit, cash surrender value, and cash value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period, or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the period shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

     Illustrations may also show the internal rate of return on the cash surrender value and the death benefit. The internal rate of return on the cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the cash surrender value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. Illustrations may also show values based on the historical performance of the Investment Divisions.

                                PERFORMANCE DATA

     We may provide information concerning the historical investment experience of the Investment Divisions, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Portfolios. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, mortality and expense risk and coverage expense charges, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the underlying Portfolios. The net rates of return show performance from the inception of the Portfolios, which in some instances, may precede the inception date of the corresponding Investment Division.


                             REGISTRATION STATEMENT


     This Statement of Additional Information and the prospectus omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                      SAI-6

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     The financial statements of Metropolitan Life Insurance Company (the "Company"), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31, 2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


                                    EXPERTS

     Paul L. LeClair, FSA, MAAA, Vice President of MetLife has examined actuarial matters included in the Registration Statement, as stated in his opinion filed as an exhibit to the Registration Statement.

                                      SAI-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Metropolitan Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans as required by accounting guidance adopted on December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 3, 2008

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2007       2006
                                                                --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $157,779 and $157,673,
     respectively)............................................  $161,664   $162,385
  Equity securities available-for-sale, at estimated fair
     value (cost: $4,053 and $3,000, respectively)............     4,304      3,487
  Trading securities, at estimated fair value (cost: $456 and
     $548, respectively)......................................       457        563
  Mortgage and consumer loans.................................    40,012     35,939
  Policy loans................................................     8,736      8,587
  Real estate and real estate joint ventures held-for-
     investment...............................................     5,351      4,308
  Real estate held-for-sale...................................       172        177
  Other limited partnership interests.........................     4,945      3,670
  Short-term investments......................................       678      1,244
  Other invested assets.......................................     8,975      6,960
                                                                --------   --------
     Total investments........................................   235,294    227,320
Cash and cash equivalents.....................................     2,331      1,455
Accrued investment income.....................................     2,529      2,328
Premiums and other receivables................................    25,351      9,707
Deferred policy acquisition costs and value of business
  acquired....................................................    12,141     12,043
Other assets..................................................     6,548      6,240
Separate account assets.......................................    89,720     80,965
                                                                --------   --------
     Total assets.............................................  $373,914   $340,058
                                                                ========   ========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $ 99,840   $ 96,599
  Policyholder account balances...............................    87,660     80,498
  Other policyholder funds....................................     7,743      7,372
  Policyholder dividends payable..............................       991        957
  Policyholder dividend obligation............................       789      1,063
  Short-term debt.............................................       357        833
  Long-term debt..............................................     3,215      2,369
  Collateral financing arrangements...........................       850        850
  Junior subordinated debt securities.........................       399        399
  Shares subject to mandatory redemption......................       159        278
  Current income tax payable..................................       392        781
  Deferred income tax liability...............................     1,926      2,453
  Payables for collateral under securities loaned and other
     transactions.............................................    28,952     32,119
  Other liabilities...........................................    29,620     13,330
  Separate account liabilities................................    89,720     80,965
                                                                --------   --------
     Total liabilities........................................   352,613    320,866
                                                                --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 15)
STOCKHOLDER'S EQUITY:
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 494,466,664 shares issued and outstanding at
  December 31, 2007 and 2006..................................         5          5
Additional paid-in capital....................................    14,426     14,343
Retained earnings.............................................     5,529      3,812
Accumulated other comprehensive income........................     1,341      1,032
                                                                --------   --------
     Total stockholder's equity...............................    21,301     19,192
                                                                --------   --------
     Total liabilities and stockholder's equity...............  $373,914   $340,058
                                                                ========   ========




          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                           2007      2006      2005
                                                         -------   -------   -------
REVENUES
Premiums...............................................  $21,345   $20,284   $19,256
Universal life and investment-type product policy
  fees.................................................    2,246     2,183     1,948
Net investment income..................................   13,486    12,297    11,718
Other revenues.........................................    1,002       890       820
Net investment gains (losses)..........................     (464)     (827)      179
                                                         -------   -------   -------
       Total revenues..................................   37,615    34,827    33,921
                                                         -------   -------   -------
EXPENSES
Policyholder benefits and claims.......................   22,264    21,137    20,445
Interest credited to policyholder account balances.....    3,777     3,247     2,596
Policyholder dividends.................................    1,687     1,671     1,647
Other expenses.........................................    6,344     6,314     5,717
                                                         -------   -------   -------
       Total expenses..................................   34,072    32,369    30,405
                                                         -------   -------   -------
Income from continuing operations before provision for
  income tax...........................................    3,543     2,458     3,516
Provision for income tax...............................    1,138       636     1,093
                                                         -------   -------   -------
Income from continuing operations......................    2,405     1,822     2,423
Income from discontinued operations, net of income
  tax..................................................       27       104       830
                                                         -------   -------   -------
Net income.............................................  $ 2,432   $ 1,926   $ 3,253
                                                         =======   =======   =======




          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                             ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                                           -----------------------------------------
                                                                                 NET          FOREIGN       DEFINED
                                                   ADDITIONAL                UNREALIZED       CURRENCY      BENEFIT
                                          COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION      PLANS
                                          STOCK      CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS   ADJUSTMENT    TOTAL
                                         -------   ----------   --------   --------------   -----------   ----------   -------
Balance at January 1, 2005.............  $     5    $ 13,827     $ 2,696     $     2,408     $      186    $   (130)   $18,992
Treasury stock transactions, net -- by
  subsidiary...........................                  (15)                                                              (15)
Issuance of stock options -- by
  subsidiary...........................                   (4)                                                               (4)
Dividends on common stock..............                           (3,200)                                               (3,200)
Comprehensive income:
  Net income...........................                            3,253                                                 3,253
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                              184                                   184
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                             (783)                                 (783)
     Foreign currency translation
       adjustments, net of income tax..                                                             (49)                   (49)
     Additional minimum pension
       liability adjustment, net of
       income tax......................                                                                          89         89
                                                                                                                       -------
     Other comprehensive income
       (loss)..........................                                                                                   (559)
                                                                                                                       -------
  Comprehensive income.................                                                                                  2,694
                                         -------    --------     -------     -----------     ----------    --------    -------
Balance at December 31, 2005...........        5      13,808       2,749           1,809            137         (41)    18,467
Treasury stock transactions, net -- by
  subsidiary...........................                   12                                                                12
Excess tax benefits related to stock-
  based compensation...................                   34                                                                34
Capital contribution from Holding
  Company -- (Notes 2 and 17)..........                  489                                                               489
Dividends on common stock..............                             (863)                                                 (863)
Comprehensive income:
  Net income...........................                            1,926                                                 1,926
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                              (20)                                  (20)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                              (93)                                  (93)
     Foreign currency translation
       adjustments, net of income tax..                                                               7                      7
     Additional minimum pension
       liability adjustment, net of
       income tax......................                                                                         (18)       (18)
                                                                                                                       -------
     Other comprehensive income
       (loss)..........................                                                                                   (124)
                                                                                                                       -------
  Comprehensive income.................                                                                                  1,802
                                                                                                                       -------
     Adoption of SFAS 158, net of
       income tax......................                                                                        (749)      (749)
                                         -------    --------     -------     -----------     ----------    --------    -------
Balance at December 31, 2006...........        5      14,343       3,812           1,696            144        (808)    19,192
Cumulative effect of changes in
  accounting principles, net of income
  tax (Note 1).........................                             (215)                                                 (215)
                                         -------    --------     -------     -----------     ----------    --------    -------
Balance at January 1, 2007.............        5      14,343       3,597           1,696            144        (808)    18,977
Treasury stock transactions, net -- by
  subsidiary...........................                   10                                                                10
Capital contribution from Holding
  Company -- (Notes 10 and 17).........                    7                                                                 7
Excess proceeds received on sale of
  interests in affiliate -- (Note 17)..                   30                                                                30
Excess tax benefits related to stock-
  based compensation...................                   36                                                                36
Dividends on common stock..............                             (500)                                                 (500)
Comprehensive income:
  Net income...........................                            2,432                                                 2,432
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                              (15)                                  (15)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                             (339)                                 (339)
     Foreign currency translation
       adjustments, net of income tax..                                                             139                    139
     Defined benefit plans adjustment,
       net of income tax...............                                                                         524        524
                                                                                                                       -------
     Other comprehensive income........                                                                                    309
                                                                                                                       -------
  Comprehensive income.................                                                                                  2,741
                                         -------    --------     -------     -----------     ----------    --------    -------
Balance at December 31, 2007...........       $5     $14,426     $ 5,529          $1,342           $283       $(284)   $21,301
                                         =======    ========     =======     ===========     ==========    ========    =======




          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                         2007       2006        2005
                                                       --------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................  $  2,432   $  1,926   $   3,253
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses..........       368        308         299
     Amortization of premiums and accretion of
       discounts associated with investments, net....      (592)      (467)       (203)
     (Gains) losses from sales of investments and
       businesses, net...............................       420        687      (1,379)
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests.....................................      (433)      (376)       (399)
     Interest credited to policyholder account
       balances......................................     3,777      3,247       2,596
     Universal life and investment-type product
       policy fees...................................    (2,246)    (2,183)     (1,948)
     Change in accrued investment income.............      (201)      (295)        (24)
     Change in premiums and other receivables........       228     (3,565)       (734)
     Change in deferred policy acquisition costs,
       net...........................................      (598)      (672)       (504)
     Change in insurance-related liabilities.........     4,022      3,743       3,794
     Change in trading securities....................       188       (196)       (375)
     Change in income tax payable....................       715        144         147
     Change in other assets..........................      (232)       772        (236)
     Change in other liabilities.....................    (1,309)     1,109       1,878
     Other, net......................................        51        (37)         24
                                                       --------   --------   ---------
Net cash provided by operating activities............     6,590      4,145       6,189
                                                       --------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.......................    73,576     73,351     118,459
     Equity securities...............................     1,265        858         777
     Mortgage and consumer loans.....................     8,085      7,632       7,890
     Real estate and real estate joint ventures......       503        847       1,922
     Other limited partnership interests.............       764      1,253         953
  Purchases of:
     Fixed maturity securities.......................   (73,375)   (90,163)   (119,375)
     Equity securities...............................    (2,204)      (731)     (1,057)
     Mortgage and consumer loans.....................   (11,891)   (10,535)     (9,473)
     Real estate and real estate joint ventures......    (1,369)    (1,069)     (1,323)
     Other limited partnership interests.............    (1,459)    (1,551)     (1,012)
  Net change in short-term investments...............       582       (362)        409
  Purchases of subsidiaries, net of cash received of
     $0, $0 and $0, respectively.....................        --       (193)         --
  Proceeds from sales of businesses, net of cash
     disposed of $0, $0 and $43, respectively........        25         48         260
  Excess proceeds received on sale of interests in
     affiliate.......................................        30         --          --
  Net change in policy loans.........................      (149)      (176)       (156)
  Net change in other invested assets................    (1,587)    (1,084)       (598)
  Net change in property, equipment and leasehold
     improvements....................................       (88)      (109)       (114)
  Other, net.........................................        22         (4)        (69)
                                                       --------   --------   ---------
Net cash used in investing activities................  $ (7,270)  $(21,988)  $  (2,507)
                                                       --------   --------   ---------




          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED) FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                          2007       2006       2005
                                                        --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.........................................  $ 39,125   $ 37,411   $ 30,008
     Withdrawals......................................   (34,135)   (31,366)   (26,732)
  Net change in payables for collateral under
     securities loaned and other transactions.........    (3,167)    11,110     (4,221)
  Net change in short-term debt.......................      (476)       380       (992)
  Long-term debt issued...............................     1,705          8      1,216
  Long-term debt repaid...............................      (894)      (112)      (794)
  Collateral financing arrangements issued............        --        850         --
  Capital contribution from the Holding Company.......         7         93         --
  Shares subject to mandatory redemption..............      (131)        --         --
  Junior subordinated debt securities issued..........        --         --        399
  Dividends on common stock...........................      (500)      (863)    (3,200)
  Debt and equity issuance costs......................        (8)       (13)        --
  Other, net..........................................        30         13         (7)
                                                        --------   --------   --------
Net cash provided by (used in) financing activities...     1,556     17,511     (4,323)
                                                        --------   --------   --------
Change in cash and cash equivalents...................       876       (332)      (641)
Cash and cash equivalents, beginning of year..........     1,455      1,787      2,428
                                                        --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR................  $  2,331   $  1,455   $  1,787
                                                        ========   ========   ========
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year...................................  $     --   $     --   $     58
                                                        ========   ========   ========
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE,
  END OF YEAR.........................................  $     --   $     --   $     --
                                                        ========   ========   ========
Cash and cash equivalents, from continuing operations,
  beginning of year...................................  $  1,455   $  1,787   $  2,370
                                                        ========   ========   ========
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS,
  END OF YEAR.........................................  $  2,331   $  1,455   $  1,787
                                                        ========   ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.........................................  $    332   $    256   $    203
                                                        ========   ========   ========
     Income tax.......................................  $  1,010   $    197   $  1,385
                                                        ========   ========   ========
  Non-cash transactions during the year:
     Business dispositions:
       Assets disposed................................  $     --   $     --   $    366
       Less: liabilities disposed.....................        --         --        269
                                                        --------   --------   --------
       Net assets disposed............................        --         --         97
       Plus: equity securities received...............        --         --         43
       Less: cash disposed............................        --         --         43
                                                        --------   --------   --------
       Business disposition, net of cash disposed.....  $     --   $     --   $     97
                                                        ========   ========   ========
     Contribution of equity securities to MetLife
       Foundation.....................................  $     --   $     --   $      1
                                                        ========   ========   ========
     Real estate acquired in satisfaction of debt.....  $     --   $      6   $      1
                                                        ========   ========   ========
     Contribution of other intangible assets, net of
       deferred income tax............................  $     --   $    377   $     --
                                                        ========   ========   ========
     Excess of net assets over purchase price for
       subsidiary.....................................  $     --   $     19   $     --
                                                        ========   ========   ========




          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     Metropolitan Life Insurance Company and its subsidiaries (collectively, the "Company") is a leading provider of insurance and other financial services with operations throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance, reinsurance and retirement & savings products and services to corporations and other institutions. The Company is organized into three operating segments: Institutional, Individual and Reinsurance, as well as Corporate & Other. The Reinsurance segment has operations in various international markets. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. (the "Holding Company").

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) Metropolitan Life Insurance Company and its subsidiaries; (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 9. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $1.7 billion and $1.5 billion at December 31, 2007 and 2006, respectively.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation. Such reclassifications include $850 million relating to long-term debt reclassified to collateral financing arrangements on the consolidated balance sheet at December 31, 2006 and the consolidated statement of cash flow for the year ended December 31, 2006. See Note 11 for a description of the transaction. See also
Note 20 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)  investment impairments;

          (iii) the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          (v)   the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix)  accounting for reinsurance transactions;

          (x)   accounting for employee benefit plans; and

          (xi)  the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to:(i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist principally of leveraged leases and funds withheld at interest. Leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies, and equal to the net statutory reserves, are withheld and continue to be legally owned by the ceding companies. The Company records a funds withheld receivable rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the treaty terms which may be contractually specified or directly related to the investment portfolio and records it in net investment income. Other invested assets also include stand-alone derivatives with positive fair values and the fair value of embedded derivatives related to funds withheld and modified coinsurance contracts.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain structured investment transactions, real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses) except for those (i) in policyholder benefits and claims for economic hedges of liabilities embedded in certain variable annuity products offered by the Company, and (ii) in net investment income for all derivatives held in relation to the trading portfolios. The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $1.2 billion and $1.1 billion at December 31, 2007 and 2006, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $622 million and $538 million at December 31, 2007 and 2006, respectively. Related depreciation and amortization expense was $109 million, $101 million and $94 million for the years ended December 31, 2007, 2006 and 2005, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $1.1 billion and $1.0 billion at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $760 million and $664 million at December 31, 2007 and 2006, respectively. Related amortization expense was $102 million, $93 million and $97 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance, non-medical health insurance and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. For participating contracts (dividend paying traditional contracts within the closed block) future gross margins are also dependent upon changes in the policyholder dividend obligation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple, a discounted cash flow model, or a cost approach. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 7% and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 3% to 10%.

     Participating business represented approximately 9% of the Company's life insurance in-force, and 76% of the number of life insurance policies in-force, at both December 31, 2007 and 2006. Participating policies represented approximately 36% and 36%, 34% and 33%, and 35% and 34% of gross and net life insurance premiums for the years ended December 31, 2007, 2006 and 2005, respectively. The percentages indicated are calculated excluding the business of the reinsurance segment.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 5% to 7%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 8%.

     Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary and paid-up guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 2% to 17%, less expenses, mortality charges, and withdrawals; and (iii) fair value adjustments relating to business combinations.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, long-term care and dental claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits and margins, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by Metropolitan Life Insurance Company and its insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Company participates in a tax sharing agreement with the Holding Company. Under the agreement, current income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to (from) the Holding Company to the extent that their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii) future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 14) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive contracts are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering eligible employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

     Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year Treasury securities, for each account balance. As of December 31, 2007, virtually all the obligations are calculated using the traditional formula.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired participants. Participants that were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participants hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), as amended, established the accounting for pension plan obligations. Under SFAS 87, the projected pension benefit obligation ("PBO") is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The accumulated pension benefit obligation ("ABO") is the actuarial present value of vested and non-vested pension benefits accrued based on current salary levels. Obligations, both PBO and ABO, of the defined benefit pension plans are determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions ("SFAS 106"), as amended, established the accounting for expected postretirement plan benefit obligations ("EPBO") which represents the actuarial present value of all other postretirement benefits expected to be paid after retirement to employees and their dependents. Unlike for pensions, the EPBO is not recorded in the financial statements but is used in measuring the periodic expense. The accumulated postretirement plan benefit obligations ("APBO") represents the actuarial present value of future other postretirement benefits attributed to employee services rendered through a particular date and is the valuation basis upon which liabilities are established. The APBO is determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     Prior to December 31, 2006, the funded status of the pension and other postretirement plans, which is the difference between the fair value of plan assets and the PBO for pension plans and the APBO for other postretirement plans (collectively, the "Benefit Obligations"), were offset by the unrecognized actuarial gains or losses, prior service cost and transition obligations to determine prepaid or accrued benefit cost, as applicable. The net amount was recorded as a prepaid or accrued benefit cost, as applicable. Further, for pension plans, if the ABO exceeded the fair value of the plan assets, that excess was recorded as an additional minimum pension liability with a corresponding intangible asset. Recognition of the intangible asset was limited to the amount of any unrecognized prior service cost. Any additional minimum pension liability in excess of the allowable intangible asset was charged, net of income tax, to accumulated other comprehensive income.

     As described more fully in "Adoption of New Accounting Pronouncements", effective December 31, 2006, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and SFAS No. 132(r) ("SFAS 158"). Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the Benefit Obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs as of December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income. Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

     Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. Net periodic benefit cost also includes the applicable amortization of any prior service cost (credit) arising from the increase (decrease) in prior years' benefit costs due to plan amendments or initiation of new plans. These costs are amortized into net periodic benefit cost over the expected service years of employees whose benefits are affected by such plan amendments. Actual experience related to plan assets and/or the benefit obligations may differ from that originally assumed when determining net periodic benefit cost for a particular period, resulting in gains or losses. To the extent such aggregate gains or losses exceed 10 percent of the greater of the benefit obligations or the market-related asset value of the plans, they are amortized into net periodic benefit cost over the expected service years of employees expected to receive benefits under the plans.

     The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. Management, in consultation with its external consulting actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     The Company also sponsors defined contribution savings and investment plans ("SIP") for substantially all employees under which a portion of participant contributions are matched. Applicable matching contributions are

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the SIP trust, no liability for matching contributions is recognized in the consolidated balance sheets.

  Stock-Based Compensation

     Stock-based compensation recognized in the Company's consolidated results of operations is allocated from the Holding Company. The accounting policies described below represent those that the Holding Company applies in determining such allocated expense.

     Stock-based compensation grants prior to January 1, 2003 were accounted for using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Compensation expense, if any, was recorded based upon the excess of the quoted market price at grant date over the amount the employee was required to pay to acquire the stock. Under the provisions of APB 25, there was no compensation expense resulting from the issuance of stock options as the exercise price was equivalent to the fair market value at the date of grant. Compensation expense was recognized under the Long-Term Performance Compensation Plan ("LTPCP"), as described more fully in Note 17.

     Stock-based awards granted after December 31, 2002 but prior to January 1, 2006 were accounted for on a prospective basis using the fair value accounting method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure ("SFAS 148"). The fair value method of SFAS 123 required compensation expense to be measured based on the fair value of the equity instrument at the grant or award date. Stock-based compensation was accrued over the vesting period of the grant or award, including grants or awards to retirement-eligible employees. As required by SFAS 148, the Company discloses the pro forma impact as if the stock options granted prior to January 1, 2003 had been accounted for using the fair value provisions of SFAS 123 rather than the intrinsic value method prescribed by APB 25. See Note 17.

     Effective January 1, 2006, the Holding Company adopted, using the modified prospective transition method, SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS 123(r)"), which replaces SFAS 123 and supersedes APB 25. The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations. SFAS 123(r) requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. Although the terms of the Holding Company's stock-based plans do not accelerate vesting upon retirement, or the attainment of retirement eligibility, the requisite service period subsequent to attaining such eligibility is considered nonsubstantive. Accordingly, the Company recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of retirement eligibility. SFAS 123(r) also requires an estimation of future forfeitures of stock-based awards to be incorporated into the determination of compensation expense when recognizing expense over the requisite service period.

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized a $35 million increase in the liability for unrecognized tax benefits, an $11 million decrease in the interest liability for unrecognized tax benefits, and a corresponding reduction to the January 1, 2007 balance of retained earnings of $13 million, net of $11 million of minority interest. See also Note 14.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $202 million, net of income tax of $116 million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, the Holding Company adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement plans by requiring the:

          (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans;

          (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs as of the end of the year of adoption;

          (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

          (iv) measurement of benefit plan assets and obligations as of the date of the statement of financial position; and

          (v) disclosure of additional information about the effects on the employer's statement of financial position.

     The adoption of SFAS 158 resulted in a reduction of $749 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also Summary of "Significant Accounting Policies and Critical Accounting Estimates" and Note 16.

  Stock Compensation Plans

     As described previously, effective January 1, 2006, the Holding Company adopted SFAS 123(r) including supplemental application guidance issued by the U.S. Securities and Exchange Commission ("SEC") in Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment ("SAB 107") -- using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123(r) requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. The Holding Company had previously adopted the fair value method of accounting for stock-based awards as prescribed by SFAS 123 on a prospective basis effective January 1, 2003, and prior to January 1, 2003, accounted for its stock-based awards to employees under the intrinsic value method prescribed by APB 25. The Holding Company did not modify the substantive terms of any existing awards prior to adoption of SFAS 123(r).

     Under the modified prospective transition method, compensation expense recognized during the year ended December 31, 2006 includes: (a) compensation expense for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based awards granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(r).

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations as all stock-based awards accounted for under the intrinsic value method prescribed by APB 25 had vested prior to the adoption date and the Company, in conjunction with the Holding Company, had adopted the fair value recognition provisions of SFAS 123 on January 1, 2003. As required by SFAS 148, and carried forward in the provisions of SFAS 123(r), the Company discloses the pro forma impact as if stock-based awards accounted for under APB 25 had been accounted for under the fair value method in Note 17.

     SFAS 123 allowed forfeitures of stock-based awards to be recognized as a reduction of compensation expense in the period in which the forfeiture occurred. Upon adoption of SFAS 123(r), the Holding Company changed its policy and now incorporates an estimate of future forfeitures into the determination of compensation expense when recognizing expense over the requisite service period. The impact of this change in accounting policy was not significant to the Company's financial position or results of operations as of the date of adoption.

     Additionally, for awards granted after adoption, the Holding Company changed its policy from recognizing expense for stock-based awards over the requisite service period to recognizing such expense over the shorter of the requisite service period or the period to attainment of retirement-eligibility. The pro forma impact of this change in expense recognition policy for stock-based compensation is detailed in Note 17.

     Prior to the adoption of SFAS 123(r), the Company presented tax benefits of deductions resulting from the exercise of stock options within operating cash flows in the consolidated statements of cash flows. SFAS 123(r) requires tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options be classified and reported as a financing cash inflow upon adoption of SFAS 123(r).

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

            (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

            (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

            (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

            (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted FASB Staff Position ("FSP") No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 amends SFAS No. 13, Accounting for Leases, to require that a lessor review the projected timing of income tax cash flows generated by a leveraged lease annually or more frequently if events or circumstances indicate that a change in timing has occurred or is projected to occur. In addition, FSP 13-2 requires that the change in the net investment balance resulting from the recalculation be recognized as a gain or loss from continuing operations in the same line item in which leveraged lease income is recognized in the year in which the assumption is changed. The adoption of FSP 13-2 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively Emerging Issues Task Force ("EITF") Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the EITF reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FSP No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted EITF Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6"). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. As required by EITF 05-6, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. While the Company does not expect such changes in valuation to have a material impact on the Company's financial statements at January 1, 2008, the addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's consolidated net income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there is no material impact on the Company's retained earnings or equity as of January 1, 2008.

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1") . Upon adoption of SOP 07-1, the Company must also adopt the provisions of FSP No. FSP FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"),

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for nonacquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP FAS 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  ACQUISITIONS AND DISPOSITIONS

     On October 20, 2006, the Holding Company sold its subsidiary, Citicorp Life Insurance Company and its subsidiary, First Citicorp Life Insurance Company (collectively, "CLIC") to the Company for $135 million in cash consideration. The net assets of CLIC acquired by the Company were $154 million. The excess of the net assets of CLIC received over the purchase price resulted in an increase of $19 million in additional paid-in capital. In connection with the sale and merger of CLIC with and into Metropolitan Life Insurance Company, the Holding Company contributed $17 million to the Company. See Note 17.

     On September 30, 2006, the Company acquired MetLife Retirement Services LLC ("MRS") (formerly, CitiStreet Retirement Services LLC), and its subsidiaries from an affiliate, Metropolitan Tower Life Insurance Company ("MTL") for approximately $58 million in cash consideration settled in the fourth quarter of 2006. The assets acquired are principally comprised of $52 million related to the value of customer relationships acquired ("VOCRA"). Further information on VOCRA is described in Note 7.

     On July 1, 2005, the Holding Company completed the acquisition of The Travelers Insurance Company, excluding certain assets, most significantly, Primerica, from Citigroup Inc. ("Citigroup"), and substantially all of Citigroup's international insurance business (collectively, "Travelers"). On September 30, 2006, the Company received a capital contribution, as described in
Note 17, from the Holding Company of $377 million in the form of intangible assets related to the value of distribution agreements ("VODA") of $389 million, net of deferred income tax of $12 million, for which the Company receives the benefit. The VODA originated through the Holding Company's acquisition of Travelers and was transferred at its amortized cost basis. Further information on VODA is described in Note 7.

     See Note 20 for information on the disposition of P.T. Sejahtera ("MetLife Indonesia") and SSRM Holdings, Inc. ("SSRM").

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                       DECEMBER 31, 2007
                                       ------------------------------------------------
                                                        GROSS
                                        COST OR       UNREALIZED
                                       AMORTIZED   ---------------    ESTIMATED    % OF
                                          COST      GAIN     LOSS    FAIR VALUE   TOTAL
                                       ---------   ------   ------   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities............   $ 53,468   $1,518   $1,292    $ 53,694     33.2%
Residential mortgage-backed
  securities.........................     37,187      456      249      37,394     23.1
Foreign corporate securities.........     25,704    1,449      480      26,673     16.5
U.S. Treasury/agency securities......     14,274    1,297        1      15,570      9.6
Commercial mortgage-backed
  securities.........................     13,122      213      105      13,230      8.2
Asset-backed securities..............      7,528       33      340       7,221      4.5
Foreign government securities........      5,743    1,424       24       7,143      4.4
State and political subdivision
  securities.........................        519       13       10         522      0.4
Other fixed maturity securities......        234       12       29         217      0.1
                                        --------   ------   ------    --------    -----
  Total fixed maturity securities....   $157,779   $6,415   $2,530    $161,664    100.0%
                                        ========   ======   ======    ========    =====
Common stock.........................   $  1,999   $  540   $   93    $  2,446     56.8%
Non-redeemable preferred stock.......      2,054       34      230       1,858     43.2
                                        --------   ------   ------    --------    -----
  Total equity securities............   $  4,053   $  574   $  323    $  4,304    100.0%
                                        ========   ======   ======    ========    =====




                                                       DECEMBER 31, 2006
                                       ------------------------------------------------
                                                        GROSS
                                        COST OR       UNREALIZED
                                       AMORTIZED   ---------------    ESTIMATED    % OF
                                          COST      GAIN     LOSS    FAIR VALUE   TOTAL
                                       ---------   ------   ------   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities............   $ 51,003   $1,829   $  492    $ 52,340     32.2%
Residential mortgage-backed
  securities.........................     34,617      312      204      34,725     21.4
Foreign corporate securities.........     23,228    1,381      226      24,383     15.0
U.S. Treasury/agency securities......     20,662      944      108      21,498     13.2
Commercial mortgage-backed
  securities.........................     11,794      164       72      11,886      7.3
Asset-backed securities..............      9,369       55       41       9,383      5.8
Foreign government securities........      5,024    1,238       12       6,250      3.9
State and political subdivision
  securities.........................      1,743       27       12       1,758      1.1
Other fixed maturity securities......        233        6       77         162      0.1
                                        --------   ------   ------    --------    -----
  Total fixed maturity securities....   $157,673   $5,956   $1,244    $162,385    100.0%
                                        ========   ======   ======    ========    =====
Common stock.........................   $  1,454   $  457   $   14    $  1,897     54.4%
Non-redeemable preferred stock.......      1,546       59       15       1,590     45.6
                                        --------   ------   ------    --------    -----
  Total equity securities............   $  3,000   $  516   $   29    $  3,487    100.0%
                                        ========   ======   ======    ========    =====


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $7.8 billion and $7.3 billion to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $1.5 billion and $2.0 billion, respectively, and unrealized losses of $139 million and $3 million, respectively. These securities are classified within asset-backed securities in the immediately preceding table. At December 31, 2007, 36% have been guaranteed by financial guarantors, of which 59% was guaranteed by financial guarantors who remain Aaa rated through February 2008. Overall, at December 31, 2007, $3.5 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $1.6 billion, $1.4 billion and $479 million at December 31, 2007, are included within corporate securities, asset-backed securities and state and political subdivisions, respectively, and 82% were guaranteed by financial guarantors who remain Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $11.9 billion and $12.0 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains of $87 million and $534 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $12 million and $10 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were $11 million and $3 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2007                     2006
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................   $  2,793    $  2,889     $  4,531    $  4,616
Due after one year through five years...     27,817      28,560       28,494      29,095
Due after five years through ten years..     26,059      26,452       25,535      26,071
Due after ten years.....................     43,273      45,918       43,333      46,609
                                           --------    --------     --------    --------
  Subtotal..............................     99,942     103,819      101,893     106,391
Mortgage-backed and asset-backed
  securities............................     57,837      57,845       55,780      55,994
                                           --------    --------     --------    --------
  Total fixed maturity securities.......   $157,779    $161,664     $157,673    $162,385
                                           ========    ========     ========    ========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:


                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2007      2006      2005
                                                   -------   -------   -------
                                                          (IN MILLIONS)
Proceeds.........................................  $54,680   $57,861   $97,347
Gross investment gains...........................  $   545   $   387   $   623
Gross investment losses..........................  $  (660)  $  (855)  $  (956)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:


                                                   DECEMBER 31, 2007
                                ------------------------------------------------------
                                                      EQUAL TO OR
                                  LESS THAN 12      GREATER THAN 12
                                     MONTHS             MONTHS              TOTAL
                                ----------------   ----------------   ----------------
                                ESTI-     GROSS    ESTI-     GROSS    ESTI-     GROSS
                                MATED    UNREAL-   MATED    UNREAL-   MATED    UNREAL-
                                 FAIR     IZED      FAIR     IZED      FAIR     IZED
                                VALUE     LOSS     VALUE     LOSS     VALUE     LOSS
                                -----   --------   -----   --------   -----   --------
                                      (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
                                $18,-              $6,1-              $24,-
U.S. corporate securities.....    213    $  907       21     $385       334    $1,292
Residential mortgage-backed      9,4-               4,0-               13,-
  securities..................     16       180       79       69       495       249
                                 6,8-               3,2-               10,-
Foreign corporate securities..     98       306       78      174       176       480
U.S. Treasury/agency
  securities..................    125         1      279       --       404         1
Commercial mortgage-backed       1,7-               2,2-               3,9-
  securities..................     23        59       46       46        69       105
                                 4,9-                                  5,7-
Asset-backed securities.......     32       267      808       73        40       340
Foreign government
  securities..................    563        16      215        8       778        24
State and political
  subdivision securities......    155         7       81        3       236        10
Other fixed maturity
  securities..................     74        29       --       --        74        29
                                -----   --------   -----   --------   -----   --------
  Total fixed maturity          $42,-              $17,-              $59,-
     securities...............    099    $1,772      107     $758       206    $2,530
                                =====   ========   =====   ========   =====   ========
                                $1,8-                                 $2,1-
Equity securities.............     68    $  283    $ 293     $ 40        61    $  323
                                =====   ========   =====   ========   =====   ========
Total number of securities in
  an unrealized loss             3,6-               2,8-
  position....................     37                 48
                                =====              =====


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                       DECEMBER 31, 2006
                                  ------------------------------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER THAN 12
                                       LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                                  ----------------------------   ----------------------------   ----------------------------
                                   ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                                  FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                                  ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.......    $11,033      $       152       $ 8,162      $       340       $19,195     $         492
Residential mortgage-backed
  securities....................     10,108               52         8,329              152        18,437               204
Foreign corporate securities....      4,319               61         4,411              165         8,730               226
U.S. Treasury/agency
  securities....................      9,075               99           377                9         9,452               108
Commercial mortgage-backed
  securities....................      3,799               21         2,058               51         5,857                72
Asset-backed securities.........      3,184               27           662               14         3,846                41
Foreign government securities...        409                6           242                6           651                12
State and political subdivision
  securities....................        217                9           104                3           321                12
Other fixed maturity
  securities....................        122               77            --               --           122                77
                                    -------      -----------       -------      -----------       -------     -------------
  Total fixed maturity
     securities.................    $42,266             $504       $24,345             $740       $66,611            $1,244
                                    =======      ===========       =======      ===========       =======     =============
Equity securities...............    $   613             $ 17       $   287             $ 12       $   900            $   29
                                    =======      ===========       =======      ===========       =======     =============
Total number of securities in an
  unrealized loss position......      4,134                          2,129
                                    =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                 DECEMBER 31, 2007
                                              -------------------------------------------------------
                                              COST OR AMORTIZED   GROSS UNREALIZED      NUMBER OF
                                                     COST               LOSS            SECURITIES
                                              -----------------  -----------------  -----------------
                                              LESS THAN  20% OR  LESS THAN  20% OR  LESS THAN  20% OR
                                                 20%      MORE      20%      MORE      20%      MORE
                                              ---------  ------  ---------  ------  ---------  ------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months........................   $ 28,650  $1,250    $  896    $ 366    3,213      550
Six months or greater but less than nine
  months....................................      9,799      15       484        4      981       10
Nine months or greater but less than twelve
  months....................................      6,706      --       409       --      628        1
Twelve months or greater....................     17,790      10       690        4    1,690        6
                                               --------  ------   -------    -----
  Total.....................................    $62,945  $1,275   $ 2,479     $374
                                               ========  ======   =======    =====


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2006
                                               --------------------------------------------------------
                                               COST OR AMORTIZED   GROSS UNREALIZED       NUMBER OF
                                                      COST               LOSS             SECURITIES
                                               -----------------  ------------------  -----------------
                                               LESS THAN  20% OR  LESS THAN   20% OR  LESS THAN  20% OR
                                                  20%      MORE      20%       MORE      20%      MORE
                                               ---------  ------  ---------  -------  ---------  ------
                                                      (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months.........................   $ 32,410   $  25    $  346   $     7    3,112      62
Six months or greater but less than nine
  months.....................................      1,657       3        28         1      300       1
Nine months or greater but less than twelve
  months.....................................      9,305      --       139        --      659      --
Twelve months or greater.....................     25,356      28       746         6    2,123       6
                                                --------   -----   -------   -------
  Total......................................    $68,728     $56   $ 1,259       $14
                                                ========   =====   =======   =======



     At December 31, 2007 and 2006, $2.5 billion and $1.3 billion, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 2%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $374 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 29% of the cost or amortized cost of such securities. Of such unrealized losses of $374 million, $366 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $14 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 25% of the cost or amortized cost of such securities. Of such unrealized losses of $14 million, $7 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held 16 fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 8%, or $224 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held four fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 7%, or $95 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $2.9 billion and $1.3 billion, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
SECTOR:
  U.S. corporate securities..................................    45%    39%
  Foreign corporate securities...............................    17     18
  Asset-backed securities....................................    12      3
  Residential mortgage-backed securities.....................     9     16
  Commercial mortgage-backed securities......................     4      6
  Other......................................................    13     18
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    35%     7%
  Industrial.................................................    18     24
  Mortgage-backed............................................    13     22
  Utility....................................................     9     12
  Government.................................................     1      9
  Other......................................................    24     26
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $26.9 billion and $30.1 billion and an estimated fair value of $27.9 billion and $31.0 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $28.7 billion and $32.0 billion at December 31, 2007 and 2006, respectively. There was no security collateral on deposit from customers in connection with securities lending transactions at December 31, 2007. Security collateral of $17 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 could not have been sold or repledged and was not reflected in the consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  ASSETS ON DEPOSIT AND HELD IN TRUST AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $1.7 billion and $1.2 billion at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities. Company securities held in trust to satisfy collateral requirements had a cost or amortized cost of $2.4 billion and $2.3 billion at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 4. Additionally, the Company has pledged certain of its fixed maturity securities and mortgage loans in support of its funding agreements as described in Note 7.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                           DECEMBER 31,
                                              -------------------------------------
                                                     2007                2006
                                              -----------------   -----------------
                                               AMOUNT   PERCENT    AMOUNT   PERCENT
                                              -------   -------   -------   -------
                                                          (IN MILLIONS)
Commercial mortgage loans...................  $31,145      78%    $28,369      78%
Agricultural mortgage loans.................    8,985      22       7,527      21
Consumer loans..............................       63      --         203       1
                                              -------   -------   -------   -------
  Total.....................................   40,193     100%     36,099     100%
                                                        =======             =======
Less: Valuation allowances..................      181                 160
                                              -------             -------
  Mortgage and consumer loans...............  $40,012             $35,939
                                              =======             =======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 20%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and Florida, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $373 million and $372 million at December 31, 2007 and 2006, respectively.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $160   $149   $154
Additions..............................................    70     28     43
Deductions.............................................   (49)   (17)   (48)
                                                         ----   ----   ----
Balance at December 31,................................  $181   $160   $149
                                                         ====   ====   ====


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                DECEMBER
                                                                  31,
                                                              -----------
                                                              2007   2006
                                                              ----   ----
                                                                  (IN
                                                               MILLIONS)
Impaired loans with valuation allowances....................  $552   $371
Impaired loans without valuation allowances.................     8     39
                                                              ----   ----
  Subtotal..................................................   560    410
Less: Valuation allowances on impaired loans................    67     20
                                                              ----   ----
  Impaired loans............................................  $493   $390
                                                              ====   ====



     The average investment on impaired loans was $399 million, $145 million and $152 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $35 million, $1 million and $6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was $2 million and $9 million at December 31, 2007 and 2006, respectively. Interest income of less than $1 million, $1 million and $2 million was recognized on restructured loans for the years ended December 31, 2007, 2006 and 2005, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million, $1 million and $3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of $1 million and $7 million at December 31, 2007 and 2006, respectively. Mortgage and consumer loans on which interest is no longer accrued had an amortized cost of $18 million and $35 million at December 31, 2007 and 2006, respectively. Mortgage and consumer loans in foreclosure had an amortized cost of $6 million and $30 million at December 31, 2007 and 2006, respectively.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                             2007     2006
                                                           -------   ------
                                                             (IN MILLIONS)
Real estate..............................................  $ 4,124   $3,974
Accumulated depreciation.................................   (1,068)    (994)
                                                           -------   ------
Net real estate..........................................    3,056    2,980
Real estate joint ventures...............................    2,295    1,328
                                                           -------   ------
  Real estate and real estate joint ventures.............    5,351    4,308
Real estate held-for-sale................................      172      177
                                                           -------   ------
  Total real estate holdings.............................  $ 5,523   $4,485
                                                           =======   ======



     Related depreciation expense on real estate was $112 million, $107 million and $103 million for the years ended December 31, 2007, 2006 and 2005, respectively. These amounts include $13 million, $14 million and $30 million of depreciation expense related to discontinued operations for the years ended December 31, 2007, 2006 and 2005, respectively.

     There were no impairments recognized on real estate held-for-sale for the year ended December 31, 2007. Impairment losses recognized on real estate held-for-sale were $8 million and $5 million for the years ended

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


December 31, 2006 and 2005, respectively. The carrying value of non-income producing real estate was $8 million at both December 31, 2007 and 2006. The Company did not own real estate acquired in satisfaction of debt at December 31, 2007. The Company owned real estate acquired in satisfaction of debt of less than $1 million at December 31, 2006.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2007               2006
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................  $2,417      44%    $2,335      52%
Apartments....................................   1,226      22        737      17
Retail........................................     561      10        534      12
Real estate investment funds..................     404       7        307       7
Development joint ventures....................     383       7        169       4
Industrial....................................     356       7        291       6
Land..........................................     107       2         50       1
Agriculture...................................       9      --         --      --
Other.........................................      60       1         62       1
                                                ------   -------   ------   -------
  Total real estate holdings..................  $5,523     100%    $4,485     100%
                                                ======   =======   ======   =======



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 20%, 10%, 10% and 10% of the Company's real estate holdings were located in California, Texas, Florida and New York, respectively.

  LEVERAGED LEASES

     Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                             2007     2006
                                                           -------   ------
                                                             (IN MILLIONS)
Rental receivables, net..................................  $ 1,483   $1,055
Estimated residual values................................    1,185      887
                                                           -------   ------
  Subtotal...............................................    2,668    1,942
Unearned income..........................................   (1,031)    (694)
                                                           -------   ------
  Investment in leveraged leases.........................  $ 1,637   $1,248
                                                           =======   ======



     The Company's deferred income tax liability related to leveraged leases was $798 million and $670 million at December 31, 2007 and 2006, respectively. The rental receivables set forth above are generally due in periodic installments. The payment periods range from one to 15 years, but in certain circumstances are as long as 30 years.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of net income from investment in leveraged leases are as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Income from investment in leveraged leases (included
  in net investment income)...........................  $ 48     $ 51     $ 54
Less: Income tax expense on leveraged leases..........   (17)     (18)     (19)
                                                        ----     ----     ----
Net income from leveraged leases......................  $ 31     $ 33     $ 35
                                                        ====     ====     ====



  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $4.9 billion and $3.7 billion at December 31, 2007 and 2006, respectively. Included within other limited partnership interests at December 31, 2007 and 2006 are $1.2 billion and $848 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $71 million, $67 million and $20 million, respectively, related to hedge funds.

  FUNDS WITHHELD AT INTEREST

     Funds withheld at interest, included in other invested assets, were $4.5 billion and $4.0 billion at December 31, 2007 and 2006, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2007      2006      2005
                                                   -------   -------   -------
                                                          (IN MILLIONS)
Fixed maturity securities........................  $10,169   $ 9,551   $ 8,588
Equity securities................................      183        58        53
Mortgage and consumer loans......................    2,426     2,315     2,246
Policy loans.....................................      523       495       497
Real estate and real estate joint ventures.......      775       708       504
Other limited partnership interests..............    1,141       705       676
Cash, cash equivalents and short-term
  investments....................................      154       201       113
Other............................................      534       465       381
                                                   -------   -------   -------
  Total investment income........................   15,905    14,498    13,058
Less: Investment expenses........................    2,419     2,201     1,340
                                                   -------   -------   -------
  Net investment income..........................  $13,486   $12,297   $11,718
                                                   =======   =======   =======



     For the years ended December 31, 2007, 2006 and 2005, affiliated net investment income of $21 million, $20 million and $16 million, respectively, related to fixed maturity securities; $12 million, less than $1 million and less than $1 million respectively, related to equity securities; and $66 million, $52 million and $3 million, respectively, related to other, are included in the table above. There was no affiliated investment income related to mortgage loans for the year ended December 31, 2007. For the years ended December 31, 2006 and 2005, affiliated investment income related to mortgage loans was $112 million and $189 million, respectively, which included the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

prepayment fees discussed below. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

     In the fourth quarter of 2006, MTL sold its Peter Cooper Village and Stuyvesant Town properties for $5.4 billion. Upon the closing of the transaction, MTL repaid the mortgage of $770 million, including accrued interest, held by the Company on these properties and paid a prepayment fee of $68 million which was recognized as affiliated investment income related to mortgage loans included in the table above.

     In the second quarter of 2005, MTL sold its 200 Park Avenue real estate property located in New York City, to a third party for $1.72 billion. Concurrent with the sale, MTL repaid the related $690 million mortgage, including accrued interest, it owed to the Company. Based on the terms of the loan agreement, the Company also received a $120 million prepayment fee from MTL, which was recognized when received as affiliated investment income related to mortgage loans included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Fixed maturity securities............................  $(310)  $(572)  $(518)
Equity securities....................................    133      67     121
Mortgage and consumer loans..........................      4     (16)     31
Real estate and real estate joint ventures...........     45      38       7
Other limited partnership interests..................     35       2      43
Derivatives..........................................   (665)   (458)    410
Other................................................    294     112      85
                                                       -----   -----   -----
  Net investment gains (losses)......................  $(464)  $(827)  $ 179
                                                       =====   =====   =====



     For the years ended December 31, 2007, 2006 and 2005, affiliated net investment gains (losses) of $42 million, ($18) million and ($5) million, respectively, are included in derivatives and ($3) million, ($2) million and $33 million, respectively, are included within other in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $62 million, $37 million and $64 million for the years ended December 31, 2007, 2006 and 2005, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income, are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2007      2006      2005
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Fixed maturity securities.........................  $ 3,785   $ 4,685   $ 5,972
Equity securities.................................      247       483       225
Derivatives.......................................     (262)     (238)     (207)
Minority interest.................................     (150)     (159)     (171)
Other.............................................      (14)       --       (82)
                                                    -------   -------   -------
  Subtotal........................................    3,606     4,771     5,737
                                                    -------   -------   -------
Amounts allocated from:
  Insurance liability loss recognition............     (366)     (806)   (1,259)
  DAC and VOBA....................................     (420)     (239)     (148)
  Policyholder dividend obligation................     (789)   (1,062)   (1,492)
                                                    -------   -------   -------
     Subtotal.....................................   (1,575)   (2,107)   (2,899)
                                                    -------   -------   -------
Deferred income tax...............................     (689)     (968)   (1,029)
                                                    -------   -------   -------
  Subtotal........................................   (2,264)   (3,075)   (3,928)
                                                    -------   -------   -------
Net unrealized investment gains (losses)..........  $ 1,342   $ 1,696   $ 1,809
                                                    =======   =======   =======



     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2007     2006      2005
                                                     -------   ------   -------
                                                            (IN MILLIONS)
Balance, January 1,................................  $ 1,696   $1,809   $ 2,408
Unrealized investment gains (losses) during the
  year.............................................   (1,165)    (966)   (2,556)
Unrealized investment gains (losses) of
  subsidiaries at the date of sale.................       --       --        15
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition......      440      453       694
  DAC and VOBA.....................................     (181)     (91)      259
  Policyholder dividend obligation.................      273      430       627
  Deferred income tax..............................      279       61       362
                                                     -------   ------   -------
Balance, December 31,..............................  $ 1,342   $1,696   $ 1,809
                                                     =======   ======   =======
Net change in unrealized investment gains
  (losses).........................................  $  (354)  $ (113)  $  (599)
                                                     =======   ======   =======



  TRADING SECURITIES

     The Company has a trading securities portfolio to support investment strategies that involve the active and frequent purchase and sale of securities, the execution of short sale agreements and asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income related to fixed maturity securities.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2007 and 2006, trading securities were $457 million and $563 million, respectively, and liabilities associated with the short sale agreements in the trading securities portfolio, which were included in other liabilities, were $107 million and $387 million, respectively. The Company had pledged $407 million and $614 million of its assets, primarily consisting of trading securities, as collateral to secure the liabilities associated with the short sale agreements in the trading securities portfolio at December 31, 2007 and 2006, respectively.

     During the years ended December 31, 2007, 2006 and 2005, interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses) recognized on the trading securities and the related short sale agreement liabilities included within net investment income totaled $6 million, $32 million and ($3) million, respectively. Included within unrealized gains (losses) on such trading securities and short sale agreement liabilities, are changes in fair value of ($4) million, $3 million and less than $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that: (i) it is the primary beneficiary and which are consolidated in the Company's consolidated financial statements at December 31, 2007; and (ii) it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:


                                                          DECEMBER 31, 2007
                                         ---------------------------------------------------
                                            PRIMARY BENEFICIARY      NOT PRIMARY BENEFICIARY
                                         ------------------------   ------------------------
                                                        MAXIMUM                    MAXIMUM
                                            TOTAL     EXPOSURE TO      TOTAL     EXPOSURE TO
                                         ASSETS (1)     LOSS (2)    ASSETS (1)     LOSS (2)
                                         ----------   -----------   ----------   -----------
                                                            (IN MILLIONS)
Asset-backed securitizations...........    $    --     $      --      $   792         $  100
Real estate joint ventures (3).........         48            26          155             --
Other limited partnership interests
  (4)..................................          2             1       36,236          1,942
Trust preferred securities (5).........         --            --       37,882          2,149
Other investments (6)..................         --            --          358             49
                                         ----------   -----------   ----------   -----------
  Total................................        $50           $27      $75,423     $    4,240
                                         ==========   ===========   ==========   ===========



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of retained interests. In addition, the Company provides collateral management services for certain of these structures for which it collects a management fee. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



   (5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

   (6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $162 million and $222 million, respectively, of its total invested assets in the Metropolitan Money Market Pool, an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $12 million, $10 million and $6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The MetLife Intermediate Income Pool (the "MIIP") was formed as a New York general partnership consisting solely of U.S. domestic insurance companies owned directly or indirectly by MetLife, Inc. and is managed by Metropolitan Life Insurance Company. Each partner's investment in the MIIP represents such partner's pro rata ownership interest in the pool. The affiliated companies' ownership interests in the pooled money market securities held by the MIIP was $101 million and $210 million as of December 31, 2007 and 2006, respectively. Net investment income allocated to affiliates from the MIIP was $7 million, $8 million, and $7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates...........................................  $142   $ 97   $762
Amortized cost of assets transferred to affiliates.....  $145   $ 99   $723
Net investment gains (losses) recognized on transfers..  $ (3)  $ (2)  $ 39
Estimated fair value of assets transferred from
  affiliates...........................................  $778   $307   $691

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................  $ 48,554   $  416      $  614      $17,865    $ 207      $   79
Interest rate floors...............    32,855      420          --       25,955      193          --
Interest rate caps.................    34,784       44          --       19,754      119          --
Financial futures..................     6,127       35          34        6,824       52          19
Foreign currency swaps.............    16,220      639       1,608       14,952      287       1,102
Foreign currency forwards..........     1,807       41          11        1,204       22           4
Options............................     1,423      123          --            1        1          --
Financial forwards.................     3,449       63           1        2,900       12          24
Credit default swaps...............     5,754       52          31        5,023        4          16
Synthetic GICs.....................     3,670       --          --        3,739       --          --
Other..............................       250       43          --          250       56          --
                                     --------   ------      ------      -------    -----     -------
  Total............................  $154,893   $1,876      $2,299      $98,467    $ 953     $ 1,244
                                     ========   ======      ======      =======    =====     =======



     The above table does not include notional amounts for equity futures and equity variance swaps. At December 31, 2007, the Company owned 171 equity futures. The Company did not own equity futures at December 31, 2006. Fair values of equity futures are included in financial futures in the preceding table. At both December 31, 2007 and 2006, the Company owned 132,000 equity variance swaps. Fair values of equity variance swaps are included in financial forwards in the preceding table.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:


                                                                 REMAINING LIFE
                             --------------------------------------------------------------------------------------
                                                  AFTER ONE YEAR      AFTER FIVE YEARS
                             ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS     TOTAL
                             ----------------   ------------------   -----------------   ---------------   --------
                                                                  (IN MILLIONS)
Interest rate swaps.......           $10,021              $24,746              $ 7,900          $ 5,887    $ 48,554
Interest rate floors......                --               13,068               19,787               --      32,855
Interest rate caps........            21,204               13,580                   --               --      34,784
Financial futures.........             6,127                   --                   --               --       6,127
Foreign currency swaps....             1,612                6,468                6,556            1,584      16,220
Foreign currency
  forwards................             1,799                   --                   --                8       1,807
Options...................                --                   --                1,250              173       1,423
Financial forwards........                --                   --                   --            3,449       3,449
Credit default swaps......               305                3,985                1,215              249       5,754
Synthetic GICs............               317                   --                   --            3,353       3,670
Other.....................                --                   --                   --              250         250
                             ----------------   ------------------   -----------------   ---------------   --------
  Total...................     $      41,385     $         61,847     $         36,708     $     14,953    $154,893
                             ================   ==================   =================   ===============   ========



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards and swaps to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities, as well as to sell, or monetize, embedded call options in its fixed rate liabilities. A swaption is an option to enter into a swap with an effective date equal to the exercise date of the embedded call and a maturity date equal to the maturity date of the underlying liability. The Company receives a premium for entering into the swaption. Swaptions are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Swap spread locks are used by the Company to hedge invested assets on an economic basis against the risk of changes in credit spreads. Swap spread locks are forward starting swaps where the Company agrees to pay a coupon based on a predetermined reference swap spread in exchange for receiving a coupon based on a floating rate. The Company has the option to cash settle with the counterparty in lieu of maintaining the swap after the effective date. Swap spread locks are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


instrument such as a U.S. Treasury or Agency security. The Company also enters into certain credit default swaps held in relation to trading portfolios.

     A synthetic guaranteed interest contract ("GIC") is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium.

     Total rate of return swaps ("TRRs") are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and LIBOR, calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. TRRs can be used as hedges or to synthetically create investments and are included in the other classification in the preceding table.

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                      DECEMBER 31, 2007                 DECEMBER 31, 2006
                               -------------------------------   -------------------------------
                                               FAIR VALUE                        FAIR VALUE
                               NOTIONAL   --------------------   NOTIONAL   --------------------
                                AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                               --------   ------   -----------   --------   ------   -----------
                                                         (IN MILLIONS)
Fair value...................  $  9,301   $  630      $   94      $ 7,890    $ 290      $   84
Cash flow....................     3,084       23         311        2,656       33         149
Foreign operations...........       686       --         116          489       --          39
Non-qualifying...............   141,822    1,223       1,778       87,432      630         972
                               --------   ------     -------      -------    -----     -------
  Total......................  $154,893   $1,876     $ 2,299      $98,467     $953     $ 1,244
                               ========   ======     =======      =======    =====     =======



     The following table presents the settlement payments recorded in income for the:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Qualifying hedges:
  Net investment income................................  $ 24   $ 48   $ 42
  Interest credited to policyholder account balances...   (28)   (26)    17
Non-qualifying hedges:
  Net investment income................................    (5)    --     --
  Net investment gains (losses)........................   197    225     86
                                                         ----   ----   ----
     Total.............................................  $188   $247   $145
                                                         ====   ====   ====



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Changes in the fair value of derivatives.............  $ 319   $ 278   $(118)
Changes in the fair value of the items hedged........   (308)   (278)    116
                                                       -----   -----   -----
Net ineffectiveness of fair value hedging
  activities.........................................  $  11   $  --   $  (2)
                                                       =====   =====   =====



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities; and (iv) financial forwards to buy and sell securities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized net investment gains (losses) of ($21) million which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. The net amounts reclassified into net investment losses for the years ended December 31, 2007, 2006 and 2005 related to such discontinued cash flow hedges were $3 million, $3 million and $42 million, respectively. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,.................................................  $(238)  $(207)  $(447)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of cash flow
  hedges.............................................   (185)    (30)    168
Amounts reclassified to net investment gains
  (losses)...........................................    150     (15)     72
Amounts reclassified to net investment income........     12      15       2
Amortization of transition adjustment................     (1)     (1)     (2)
                                                       -----   -----   -----
Other comprehensive income (loss) balance at December
  31,................................................  $(262)  $(238)  $(207)
                                                       =====   =====   =====



     At December 31, 2007, $91 million of the deferred net loss on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts, foreign currency swaps, options and non-derivative financial instruments to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2007, 2006 and 2005.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2007, 2006 and 2005 include gains (losses) of ($144) million, ($7) million and ($27) million, respectively, related to foreign currency contracts and non-derivative financial instruments used to hedge its net investments in foreign operations. At December 31, 2007 and 2006, the cumulative foreign currency translation loss recorded in accumulated other comprehensive income related to these hedges was $235 million and $91 million, respectively. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) swaptions to sell embedded call options in fixed rate liabilities; (iv) credit default swaps to economically hedge exposure to adverse movements in credit; (v) equity futures, interest rate futures and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (vi) swap spread locks to economically hedge invested assets against the risk of changes in credit spreads; (vii) financial forwards to buy and sell securities; (viii) synthetic guaranteed interest contracts; (ix) credit default swaps and TRRs to synthetically create investments; (x) basis swaps to better match the cash flows of assets and related liabilities; (xi) credit default swaps held in relation to trading portfolios; and (xii) swaptions to hedge interest rate risk.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2007    2006   2005
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives...............................................  $(743)  $(701)  $372
Net investment income (1)...................................  $  20   $  --   $ --


--------

   (1) Changes in fair value related to derivatives held in relation to trading portfolios.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and modified coinsurance contracts.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                DECEMBER
                                                                  31,
                                                              -----------
                                                              2007   2006
                                                              ----   ----
                                                                  (IN
                                                               MILLIONS)
Embedded derivative assets..................................  $ 91   $ 57
Embedded derivative liabilities.............................  $694   $164


     The following table presents changes in fair value related to embedded derivatives:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                          2007   2006   2005
                                                         -----   ----   ----
                                                            (IN MILLIONS)
Net investment gains (losses)..........................  $(135)  $ 12   $ 29
Interest credited to policyholder account balances.....  $ (66)  $(80)  $(45)


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $233 million and $94 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $98 million and $16 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     As of December 31, 2007 and 2006, the Company provided collateral of $162 million and $80 million, respectively, which is included in fixed maturity securities in the consolidated balance sheets. In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2007 and 2006, the Company pledged collateral of $33 million and $23 million, respectively, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                       DAC      VOBA    TOTAL
                                                     -------   -----   -------
                                                           (IN MILLIONS)
Balance at January 1, 2005.........................  $10,255   $ 807   $11,062
  Capitalizations..................................    1,619      --     1,619
                                                     -------   -----   -------
       Subtotal....................................   11,874     807    12,681
                                                     -------   -----   -------
  Less: Amortization related to:
     Net investment gains (losses).................       13       2        15
     Unrealized investment gains (losses)..........     (244)    (15)     (259)
     Other expenses................................    1,304      66     1,370
                                                     -------   -----   -------
       Total amortization..........................    1,073      53     1,126
                                                     -------   -----   -------
  Less: Dispositions and other.....................      120      (3)      117
                                                     -------   -----   -------
Balance at December 31, 2005.......................   10,681     757    11,438
  Capitalizations..................................    1,677      --     1,677
                                                     -------   -----   -------
       Subtotal....................................   12,358     757    13,115
                                                     -------   -----   -------
  Less: Amortization related to:
     Net investment gains (losses).................     (136)     (2)     (138)
     Unrealized investment gains (losses)..........      105     (14)       91
     Other expenses................................    1,248     (21)    1,227
                                                     -------   -----   -------
       Total amortization..........................    1,217     (37)    1,180
                                                     -------   -----   -------
  Less: Dispositions and other.....................      (85)    (23)     (108)
                                                     -------   -----   -------
Balance at December 31, 2006.......................   11,226     817    12,043
  Effect of SOP 05-1 adoption......................     (195)   (123)     (318)
  Capitalizations..................................    1,689      --     1,689
                                                     -------   -----   -------
       Subtotal....................................   12,720     694    13,414
                                                     -------   -----   -------
  Less: Amortization related to:
     Net investment gains (losses).................     (224)     (1)     (225)
     Unrealized investment gains (losses)..........      110      71       181
     Other expenses................................    1,364      21     1,385
                                                     -------   -----   -------
       Total amortization..........................    1,250      91     1,341
                                                     -------   -----   -------
  Less: Dispositions and other.....................      (68)     --       (68)
                                                     -------   -----   -------
Balance at December 31, 2007.......................  $11,538   $ 603   $12,141
                                                     =======   =====   =======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $48 million in 2008, $41 million in 2009, $35 million in 2010, $37 million in 2011 and $38 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

6.  GOODWILL

     Goodwill, which is included in other assets, is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                DECEMBER
                                                                  31,
                                                              -----------
                                                              2007   2006
                                                              ----   ----
                                                                  (IN
                                                               MILLIONS)
Balance at January 1,.......................................  $202   $200
Acquisitions................................................     2      2
                                                              ----   ----
Balance at December 31,.....................................  $204   $202
                                                              ====   ====



7.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                            DECEMBER 31,
                                   -------------------------------------------------------------
                                                                                OTHER
                                     FUTURE POLICY        POLICYHOLDER       POLICYHOLDER
                                        BENEFITS        ACCOUNT BALANCES        FUNDS
                                   -----------------   -----------------   ---------------
                                     2007      2006      2007      2006     2007     2006
                                   -------   -------   -------   -------   ------   ------
                                                         (IN MILLIONS)
Institutional
  Group life.....................  $ 3,326   $ 3,250   $13,207   $12,774   $2,359   $2,252
  Retirement & savings...........   26,119    25,797    38,749    32,396      213       20
  Non-medical health & other.....   10,430     9,339       501        --      595      529
Individual
  Traditional life...............   51,457    50,737        --        --    1,431    1,395
  Universal variable life........      229       207     6,121     6,129      791      746
  Annuities......................    1,817     1,879    20,056    20,604       14      375
  Other..........................       --        --     2,368     2,381        1        1
International....................      324       291         4         3        2        1
Reinsurance......................    6,159     5,140     6,656     6,213    2,298    1,979
Corporate and Other (1)..........      (21)      (41)       (2)       (2)      39       74
                                   -------   -------   -------   -------   ------   ------
     Total.......................  $99,840   $96,599   $87,660   $80,498   $7,743   $7,372
                                   =======   =======   =======   =======   ======   ======



     (1) Corporate and Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $406 million and $422 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $613 million and $278 million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were ($251) million and $177 million at December 31, 2007 and 2006, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                            2007         2006
                                                         ---------    ---------
                                                              (IN MILLIONS)
Balance at January 1,..................................       $439         $ --
Capitalization.........................................         --          441
Amortization...........................................         (8)          (2)
                                                         ---------    ---------
Balance at December 31,................................  $     431    $     439
                                                         =========    =========



     The value of the other identifiable intangibles included in the table above reflects the estimated fair value of Citigroup/Travelers distribution agreement and customer relationships acquired at the original acquisition date and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discounted rate of 11.5% was used to value these intangible assets.

     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $12 million in 2008, $15 million in 2009, $18 million in 2010, $21 million in 2011 and $24 million in 2012. See Note 2 for a description of acquisitions and dispositions.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                       --------------------
                                                        2007    2006   2005
                                                       -----   -----   ----
                                                           (IN MILLIONS)
Balance at January 1,................................   $121    $ 95    $75
Capitalization.......................................     29      31     29
Amortization.........................................    (18)     (5)    (9)
                                                       -----   -----   ----
Balance at December 31,..............................  $ 132   $ 121   $ 95
                                                       =====   =====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $71.4 billion and $64.5 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $18.3 billion and $16.5 billion at December 31, 2007 and 2006, respectively. The latter category consisted primarily of Met Managed GICs and participating close-out contracts. The average interest rate credited on these contracts was 4.73% and 4.63% at December 31, 2007 and 2006, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $1.3 billion, $1.2 billion and $1.1 billion for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company's proportional interest in separate accounts is included in the consolidated balance sheets as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Fixed maturity securities....................................   $ 6    $ 5
Equity securities............................................   $35    $35
Cash and cash equivalents....................................   $ 1    $ 1


     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its GIC program which are denominated in either U.S. dollars or foreign currencies. During the years ended December 31, 2007, 2006 and 2005, the Company issued $4.6 billion, $5.2 billion and $4.0 billion, respectively, and repaid $3.7 billion, $1.5 billion and $1.1 billion, respectively, of GICs under this program. At December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $19.1 billion and $16.8 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $918 million, $673 million and $384 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     Metropolitan Life Insurance Company is a member of the Federal Home Loan Bank of New York ("FHLB of NY") and holds $339 million and $136 million of common stock of the FHLB of NY at December 31, 2007 and 2006, respectively, which is included in equity securities. Metropolitan Life Insurance Company has also entered into funding agreements with the FHLB of NY whereby Metropolitan Life Insurance Company has issued such funding agreements in exchange for cash and for which the FHLB of NY has been granted a lien on certain Metropolitan Life Insurance Company assets, including residential mortgage-backed securities to collateralize Metropolitan Life Insurance Company 's obligations under the funding agreements. Metropolitan Life Insurance Company maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by Metropolitan Life Insurance Company , the FHLB of NY's recovery on the collateral is limited to the amount of Metropolitan Life Insurance Company 's liability to the FHLB of NY. The amount of the Company's liability for funding agreements with the FHLB of NY was $4.6 billion at December 31, 2007, which is included in policyholder account balances. The advances on these agreements are collateralized by residential mortgage-backed securities with fair values of $4.8 billion at December 31, 2007. Metropolitan Life Insurance Company did not have any funding agreements with the FHLB of NY at December 31, 2006.

     Metropolitan Life Insurance Company has issued funding agreements to certain trusts that have issued securities guaranteed as to payment of interest and principal by the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the United States. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances,

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


be secured by other qualified collateral. The amount of the Company's liability for funding agreements issued to such trusts was $2.5 billion and $1.5 billion at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The obligations under these funding agreements are collateralized by designated agricultural real estate mortgage loans with fair values of $2.9 billion and $1.7 billion at December 31, 2007 and 2006, respectively.

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policyholder funds, is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2007      2006      2005
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Balance at January 1,.............................  $ 4,500   $ 4,191   $ 3,847
  Less: Reinsurance recoverables..................     (268)     (295)     (292)
                                                    -------   -------   -------
Net balance at January 1,.........................    4,232     3,896     3,555
                                                    -------   -------   -------
Incurred related to:
  Current year....................................    3,743     2,997     2,791
  Prior years.....................................     (104)      (28)      (41)
                                                    -------   -------   -------
                                                      3,639     2,969     2,750
                                                    -------   -------   -------
Paid related to:
  Current year....................................   (2,077)   (1,814)   (1,667)
  Prior years.....................................     (885)     (819)     (742)
                                                    -------   -------   -------
                                                     (2,962)   (2,633)   (2,409)
                                                    -------   -------   -------
Net balance at December 31,.......................    4,909     4,232     3,896
  Add: Reinsurance recoverables...................      265       268       295
                                                    -------   -------   -------
Balance at December 31,...........................  $ 5,174   $ 4,500   $ 4,191
                                                    =======   =======   =======



     During 2007 and 2006, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years decreased by $104 million and $28 million, respectively, due to improved loss ratio for non-medical health claim liabilities and improved claim management.

     In 2005, the claims and claim adjustment expenses decreased by $41 million due to a refinement in the estimation methodology for non-medical health long-term care claim liabilities, improved loss ratio for non-medical health claims liabilities and improved claim management.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid up benefit.

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                             DECEMBER 31,
                                ---------------------------------------------------------------------
                                              2007                                 2006
                                --------------------------------     --------------------------------
                                    IN THE               AT              IN THE               AT
                                EVENT OF DEATH     ANNUITIZATION     EVENT OF DEATH     ANNUITIZATION
                                --------------     -------------     --------------     -------------
                                                            (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value........    $     3,937               N/A         $    3,233               N/A
Net amount at risk (2)........    $         7(3)            N/A         $       --(3)            N/A
Average attained age of
  contractholders.............     60 years                 N/A          59 years                N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
Separate account value........    $    36,404        $    6,524         $   34,362        $    5,273
Net amount at risk (2)........    $       399(3)     $       86(4)      $      354(3)     $       16(4)
Average attained age of
  contractholders.............       62 years         57 years            61 years         57 years
TWO TIER ANNUITIES
General account value.........            N/A        $      286                N/A        $      296
Net amount at risk (2)........            N/A        $       51(5)             N/A        $       53(5)
Average attained age of
  contractholders.............            N/A          60 years                N/A          58 years



                                                           DECEMBER 31,
                                        -------------------------------------------------
                                                  2007                      2006
                                        -----------------------   -----------------------
                                         SECONDARY     PAID UP     SECONDARY     PAID UP
                                        GUARANTEES   GUARANTEES   GUARANTEES   GUARANTEES
                                        ----------   ----------   ----------   ----------
                                                          (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS
  (1)
Account value (general and separate
  account)............................   $   6,550    $   1,403    $   6,094    $   1,770
Net amount at risk (2)................   $ 103,219(3) $  13,482(3) $ 101,431(3) $  14,500(3)
Average attained age of
  policyholders.......................    47 years     54 years     46 years     53 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

   (5) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                            UNIVERSAL AND VARIABLE
                                                                LIFE CONTRACTS
                                                           -----------------------
                                   ANNUITY CONTRACTS
                              --------------------------
                              GUARANTEED     GUARANTEED
                                 DEATH     ANNUITIZATION    SECONDARY     PAID UP
                               BENEFITS       BENEFITS     GUARANTEES   GUARANTEES     TOTAL
                              ----------   -------------   ----------   ----------   ---------
                                                        (IN MILLIONS)
Balance at January 1, 2005..  $        6   $           7   $        6   $        7   $      26
Incurred guaranteed
  benefits..................           4              --            3            3          10
Paid guaranteed benefits....          (2)             --           (1)          --          (3)
                              ----------   -------------   ----------   ----------   ---------
Balance at December 31,
  2005......................           8               7            8           10          33
Incurred guaranteed
  benefits..................           1              --            1           (1)          1
Paid guaranteed benefits....          (3)             --           --           --          (3)
                              ----------   -------------   ----------   ----------   ---------
Balance at December 31,
  2006......................           6               7            9            9          31
Incurred guaranteed
  benefits..................           4               8            4            3          19
Paid guaranteed benefits....          (2)             --           --           --          (2)
                              ----------   -------------   ----------   ----------   ---------
Balance at December 31,
  2007......................         $ 8             $15          $13          $12         $48
                              ==========   =============   ==========   ==========   =========



     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
Mutual Fund Groupings
  Equity................................................  $23,494   $23,510
  Bond..................................................    3,430     2,757
  Balanced..............................................    5,312     1,125
  Money Market..........................................      350       220
  Specialty.............................................      402       522
                                                          -------   -------
     Total..............................................  $32,988   $28,134
                                                          =======   =======



8.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies that it wrote through its various franchises. This practice was initiated by the different franchises for different products starting at various points in time between 1992 and 2000. During 2005, the Company changed its

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


retention practices for certain individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes through its various franchises and for certain individual life policies the retention limits remained unchanged. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. In addition, the Company reinsures a significant portion of the mortality risk on its individual universal life policies issued since 1983. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company had also protected itself through the purchase of combination risk coverage. This reinsurance coverage pooled risks from several lines of business and included individual and group life claims in excess of $2 million per policy. This combination risk coverage was commuted during 2005.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     In the Reinsurance Segment, Reinsurance Group of America, Incorporated ("RGA"), retains a maximum of $6 million of coverage per individual life with respect to its assumed reinsurance business.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2007      2006      2005
                                                   -------   -------   -------
                                                          (IN MILLIONS)
Direct premiums..................................  $17,413   $16,960   $16,466
Reinsurance assumed..............................    5,961     5,061     4,517
Reinsurance ceded................................   (2,029)   (1,737)   (1,727)
                                                   -------   -------   -------
Net premiums.....................................  $21,345   $20,284   $19,256
                                                   =======   =======   =======
Reinsurance recoverables netted against
  policyholder benefits and claims...............  $ 1,637   $ 1,552   $ 1,495
                                                   =======   =======   =======



     Reinsurance recoverables, included in premiums and other receivables, were $21.2 billion and $5.2 billion at December 31, 2007 and 2006, respectively, including $17.2 billion and $1.2 billion for years ending December 31, 2007 and 2006, respectively, relating to reinsurance of long-term GICs, structured settlement lump sum contracts and closed block liabilities accounted for as financing transactions, and $1.1 billion and $1.4 billion at December 31, 2007 and 2006, respectively, relating to the reinsurance of investment-type contracts held by small market defined contribution plans. Reinsurance and ceded commissions payables, included in other liabilities, were $323 million and $202 million at December 31, 2007 and 2006, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has reinsurance agreements with certain of the Holding Company's subsidiaries, including Exeter Reassurance Company, Ltd., Texas Life Insurance Company ("TLIC"), First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI USA"), MetLife Investors Insurance Company, MetLife Reinsurance Company of Charleston ("MRC"), and MTL, all of which are related parties. At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $17.6 billion and $20.1 billion, respectively. At December 31, 2006, comparable assets and liabilities were $1.7 billion and $5.6 billion, respectively.

     The following table reflects the related party reinsurance information recorded in income for the:

                                                            YEARS ENDED
                                                            DECEMBER 31,
                                                        -------------------
                                                        2007   2006    2005
                                                        ----   ----   -----
                                                           (IN MILLIONS)
Assumed premiums......................................  $ 52   $ 42   $  37
Assumed fees, included in universal life and
  investment-type product policy fees.................  $  2   $  1   $  --
Interest earned on assumed reinsurance, included in
  other revenues......................................  $ (4)  $ (3)  $  (3)
Assumed benefits, included in policyholder benefits
  and claims..........................................  $ 54   $ 86   $ 108
Assumed benefits, included in interest credited to
  policyholder account balances.......................  $ 18   $ 11   $   8
Assumed acquisition costs, included in other
  expenses............................................  $144   $322   $ 137
Ceded premiums........................................  $113   $116   $ 141
Ceded fees, included in universal life and investment-
  type product policy fees............................  $112   $ 64   $ 218
Ceded fees, included in net investment gains
  (losses)............................................  $ --   $ --   $   6
Interest earned on ceded reinsurance, included in
  other revenues......................................  $ --   $ --   $   2
Ceded benefits, included in policyholder benefits and
  claims..............................................  $ 80   $ 69   $  85
Ceded benefits, included in interest credited to
  policyholder account balances.......................  $ 65   $ 49   $  42
Ceded benefits, included in policyholder dividends....  $ 29   $ 27   $  24
Interest costs on ceded reinsurance, included in other
  expenses............................................  $  5   $ (2)  $(120)


     The Company has ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded amounts were $42 million, ($18) million and ($5) million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective January 1, 2005, a subsidiary of the Company, General American Life Insurance Company ("GALIC") entered into a reinsurance agreement to cede an in-force block of business to MLI USA, an affiliate. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement, GALIC transferred $797 million of liabilities and $411 million in assets to MLI USA related to the policies in-force as of December 31, 2004. As a result of the transfer of assets, GALIC recognized a realized gain of $19 million, net of income taxes. GALIC also received and deferred 100% of a $386 million ceding commission resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005. For the policies issued on or after January 1, 2005, GALIC ceded premiums and related fees of $121 million, $119 million and $192 million, respectively, and ceded benefits and related costs of $86 million, $98 million and $143 million, respectively, for the years ended December 31, 2007, 2006 and 2005.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Reinsurance recoverables, included in premiums and other receivables, related to this reinsurance agreement as of December 31, 2007 and 2006 were $1.1 billion and $1.0 billion, respectively.

     On December 1, 2006, TLIC recaptured business previously ceded under a 2002 reinsurance treaty with the Company. The agreement required the Company to assume, on a co-insurance basis, certain structured settlement business from TLIC. On January 5, 2007, the Company transferred cash in the amount of $989 million, which represented $984 million for the fair value of the returned future policy benefits plus $5 million in interest. For the year ended December 31, 2006, as a result of this transaction, the Company recognized an expense of $184 million.

     In December 2007, the Company ceded a portion of its closed block liabilities on a coinsurance with funds withheld basis to MRC, an affiliate. The cession to MRC does not transfer significant risk and therefore is accounted for under the deposit method. In connection with this transaction the Company recorded in premiums and other receivables, an affiliated receivable of $16 billion and in other liabilities, an affiliated funds withheld liability of $16 billion.

9.  CLOSED BLOCK

     On April 7, 2000, (the "Demutualization Date"), Metropolitan Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life Insurance Company's plan of reorganization, as amended (the "Plan"). On the Demutualization Date, Metropolitan Life Insurance Company established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life Insurance Company. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

     The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

     The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block liabilities and assets designated to the closed block is as follows:

                                                                      DECEMBER 31,
                                                                    ----------------
                                                                      2007     2006
                                                                    -------  -------
                                                                      (IN MILLIONS)
CLOSED BLOCK LIABILITIES
  Future policy benefits..........................................  $43,362  $43,089
  Other policyholder funds........................................      323      282
  Policyholder dividends payable..................................      709      701
  Policyholder dividend obligation................................      789    1,063
  Payables for collateral under securities loaned and other
     transactions.................................................    5,610    6,483
  Other liabilities...............................................      290      192
                                                                    -------  -------
     Total closed block liabilities...............................   51,083   51,810
                                                                    -------  -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
  Fixed maturity securities available-for-sale, at estimated fair
     value (amortized cost: $29,631 and $30,286, respectively)....   30,481   31,255
  Equity securities available-for-sale, at estimated fair value
     (cost: $1,555 and $1,184, respectively)......................    1,875    1,484
  Mortgage loans on real estate...................................    7,472    7,848
  Policy loans....................................................    4,290    4,212
  Real estate and real estate joint ventures held-for-investment..      297      242
  Short-term investments..........................................       14       62
  Other invested assets...........................................      829      644
                                                                    -------  -------
     Total investments............................................   45,258   45,747
Cash and cash equivalents.........................................      333      255
Accrued investment income.........................................      485      517
Deferred income tax assets........................................      640      754
Premiums and other receivables....................................      151      156
                                                                    -------  -------
     Total assets designated to the closed block..................   46,867   47,429
                                                                    -------  -------
Excess of closed block liabilities over assets designated to the
  closed block....................................................    4,216    4,381
                                                                    -------  -------
Amounts included in accumulated other comprehensive income:
  Unrealized investment gains (losses), net of income tax of $424
     and $457, respectively.......................................      751      812
  Unrealized gains (losses) on derivative instruments, net of
     income tax of ($19) and ($18), respectively..................      (33)     (32)
  Allocated to policyholder dividend obligation, net of income tax
     of ($284) and ($381), respectively...........................     (505)    (681)
                                                                    -------  -------
  Total amounts included in accumulated other comprehensive
     income.......................................................      213       99
                                                                    -------  -------
Maximum future earnings to be recognized from closed block assets and liabilities.................................................  $ 4,429  $ 4,480
                                                                    =======  =======


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Information regarding the closed block policyholder dividend obligation is as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2007     2006     2005
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Balance at January 1,.....................................  $1,063   $1,607   $2,243
Impact on revenues, net of expenses and income tax........      --     (114)      (9)
Change in unrealized investment and derivative gains
  (losses)................................................    (274)    (430)    (627)
                                                            ------   ------   ------
Balance at December 31,...................................  $  789   $1,063   $1,607
                                                            ======   ======   ======



Information regarding the closed block revenues and expenses is as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2007     2006     2005
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
REVENUES
  Premiums................................................  $2,870   $2,959   $3,062
  Net investment income and other revenues................   2,350    2,355    2,382
  Net investment gains (losses)...........................      28     (130)      10
                                                            ------   ------   ------
     Total revenues.......................................   5,248    5,184    5,454
                                                            ------   ------   ------
EXPENSES
  Policyholder benefits and claims........................   3,457    3,474    3,478
  Policyholder dividends..................................   1,492    1,479    1,465
  Change in policyholder dividend obligation..............      --     (114)      (9)
  Other expenses..........................................     231      247      263
                                                            ------   ------   ------
     Total expenses.......................................   5,180    5,086    5,197
                                                            ------   ------   ------
Revenues, net of expenses before income tax...............      68       98      257
Income tax................................................      21       34       90
                                                            ------   ------   ------
Revenues, net of expenses and income tax from continuing
  operations..............................................      47       64      167
Revenues, net of expenses and income tax from discontinued
  operations..............................................      --        1       --
                                                            ------   ------   ------
Revenues, net of expenses and income tax and discontinued
  operations..............................................  $   47   $   65   $  167
                                                            ======   ======   ======



     The change in the maximum future earnings of the closed block is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
Balance at December 31,...............................  $4,429   $4,480   $4,545
Less:
  Cumulative effect of a change in accounting
     principle, net of income tax.....................      (4)      --       --
                                                        ------   ------   ------
Balance at January 1,.................................   4,480    4,545    4,712
                                                        ------   ------   ------
Change during year....................................  $  (47)  $  (65)  $ (167)
                                                        ======   ======   ======



     Metropolitan Life Insurance Company charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

closed block as provided in the Plan. Metropolitan Life Insurance Company also charges the closed block for expenses of maintaining the policies included in the closed block.

10.  LONG-TERM AND SHORT-TERM DEBT

     Long-term and short-term debt outstanding is as follows:

                                            INTEREST RATES
                                       ------------------------                 DECEMBER 31,
                                                       WEIGHTED               ---------------
                                           RANGE        AVERAGE    MATURITY    2007     2006
                                       -------------   --------   ---------   ------   ------
                                                                               (IN MILLIONS)
Senior notes.........................  5.63% - 6.75%     6.08%    2011-2017   $  497   $  200
Surplus notes -- affiliated..........  5.85% - 7.38%     6.61%    2009-2037    1,394      800
Surplus notes........................  7.63% - 7.88%     7.76%    2015-2025      697      697
Capital notes -- affiliated..........      7.13%         7.13%    2032-2033      500      500
Fixed rate notes.....................  5.50% - 7.25%     6.68%       2008         73      107
Other notes with varying interest
  rates..............................  4.45% - 4.50%     4.47%    2010-2012        3        3
Capital lease obligations............                                             51       62
                                                                              ------   ------
Total long-term debt.................                                          3,215    2,369
Total short-term debt................                                            357      833
                                                                              ------   ------
  Total..............................                                         $3,572   $3,202
                                                                              ======   ======



     The aggregate maturities of long-term debt as of December 31, 2007 for the next five years are $85 million in 2008, $13 million in 2009, $2 million in 2010, $201 million in 2011, $1 million in 2012 and $2,912 million thereafter.

     Capital lease obligations are collateralized and rank highest in priority, followed by unsecured senior debt which consists of senior notes, fixed rate notes and other notes with varying interest rates, followed by subordinated debt which consists of junior subordinated debentures. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the insurance department of the state of domicile.

  SENIOR NOTES

     In March 2007, RGA issued $300 million of 10-year senior notes with a fixed rate of 5.625%, payable semiannually. RGA used $50 million of the net proceeds of the offering to repay existing debt during the year ended December 31, 2007.

     RGA repaid a $100 million 7.25% senior note which matured in April 2006.

  SURPLUS NOTES

     In December 2007, the Company repaid the $800 million surplus note issued in December 2005 with an interest rate of 5.00% to the Holding Company and then issued to the Holding Company a $700 million surplus note with an interest rate of LIBOR plus 1.15%.

     In December 2007, the Company issued a $694 million surplus note to MetLife Capital Trust IV, an affiliate, with an interest rate of 7.38%.

     The Company repaid a $250 million 7% surplus note which matured on November 1, 2005.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SHORT-TERM DEBT

     During the years ended December 31, 2007, 2006 and 2005, the Company's short-term debt consisted of commercial paper with a weighted average interest rate of 5.1%, 5.1% and 3.3%, respectively. During the years ended December 31, 2007, 2006 and 2005, the commercial paper's average daily balance was $927 million, $768 million and $944 million, respectively and was outstanding for an average of 25 days, 53 days and 47 days, respectively.

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $222 million, $205 million and $174 million for the years ended December 31, 2007, 2006 and 2005, respectively, and does not include interest expense on collateral financing arrangements, junior subordinated debt securities, or shares subject to mandatory redemption. See Notes 11, 12, and 13. These amounts include $78 million, $76 million and $36 million of interest expense related to affiliated debt for the years ended December 31, 2007, 2006 and 2005, respectively.

  CREDIT AND COMMITTED FACILITIES AND LETTERS OF CREDIT

     Credit Facilities. The Company maintains committed and unsecured credit facilities aggregating $3.8 billion as of December 31, 2007. When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements. The facilities can be used for general corporate purposes and at December 31, 2007, $3.0 billion of the facilities also served as back-up lines of credit for the Company's commercial paper programs. Information on these credit facilities as of December 31, 2007 is as follows:

                                                                       LETTER OF
                                                                         CREDIT                    UNUSED
BORROWER(S)                                EXPIRATION       CAPACITY   ISSUANCES    DRAWDOWNS    COMMITMENTS
-----------                                ----------       --------   ---------   ----------   ------------
                                                                              (IN MILLIONS)
MetLife, Inc. and MetLife Funding,
  Inc. ............................   June 2012       (1)   $  3,000    $  1,532   $       --   $      1,468
Reinsurance Group of America,
  Incorporated.....................   May 2008                    30          --           30             --
Reinsurance Group of America,
  Incorporated.....................   September 2012 (2)         750         406           --            344
Reinsurance Group of America,
  Incorporated.....................   March 2011                  44          --           --             44
                                                            --------    --------   ----------   ------------
  Total............................                           $3,824      $1,938          $30         $1,856
                                                            ========    ========   ==========   ============



--------

   (1) In June 2007, the Holding Company and MetLife Funding, Inc. (collectively, the "Borrowers") entered into a $3.0 billion credit agreement with various financial institutions, the proceeds of which are available to be used for general corporate purposes, to support their commercial paper programs and for the issuance of letters of credit. All borrowings under the credit agreement must be repaid by June 2012, except that letters of credit outstanding upon termination may remain outstanding until June 2013. The borrowers and the lenders under this facility may agree to extend the term of all or part of the facility to no later than June 2014, except that letters of credit outstanding upon termination may remain outstanding until June 2015. The $1.5 billion credit agreement, with an April 2009 expiration and the $1.5 billion credit agreement, with an April 2010 expiration, were both terminated in June 2007.

   (2) In September 2007, RGA and certain of its subsidiaries entered into a credit agreement with various financial institutions. Under the credit agreement, RGA may borrow and obtain letters of credit for general corporate purposes for its own account or for the account of its subsidiaries with an overall credit facility amount of up to $750 million. The credit agreement replaced a former credit agreement in the amount of up to $600 million which was scheduled to expire on September 29, 2010.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Committed Facilities. Information on committed facilities as of December 31, 2007 is as follows:

                                                                  LETTERS OF
                                                                    CREDIT                    UNUSED     MATURITY
ACCOUNT PARTY/BORROWER(S)                EXPIRATION    CAPACITY    ISSUANCES   DRAWDOWNS   COMMITMENTS    (YEARS)
-------------------------              -------------   --------   ----------   ---------   -----------   --------
                                                                                   (IN MILLIONS)
Exeter Reassurance Co Ltd., MetLife
  Inc., & Missouri Re...............   June 2016 (1)     $  500       $490          $ --          $ 10       8
Timberlake Financial L.L.C. ........   June 2036 (2)      1,000         --           850           150      29
                                                        -------     ------     ---------    ----------
  Total.............................                    $ 1,500     $  490     $     850    $      160
                                                        =======     ======     =========    ==========



--------

   (1) Letters of credit and replacements or renewals thereof issued under this facility of $280 million, and $10 million and $200 million are set to expire no later than December 2015, March 2016 and June 2016, respectively.

   (2) As described in Note 11, RGA may, at its option, offer up to $150 million of additional notes under this facility in the future.

     Letters of Credit. At December 31, 2007, the Company had outstanding $2.5 billion in letters of credit, all of which are associated with the aforementioned credit facilities, from various financial institutions, of which $2.4 billion were part of credit facilities. As commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect the Company's actual future cash funding requirements.

11.  COLLATERAL FINANCING ARRANGEMENTS

     In June 2006, Timberlake Financial L.L.C., ("Timberlake Financial"), a subsidiary of RGA, completed an offering of $850 million of Series A Floating Rate Insured Notes due June 2036 in a private placement. Interest on the notes accrues at an annual rate of 1-month LIBOR plus 29 basis points payable monthly. The payment of interest and principal on the notes is insured through a financial guaranty insurance policy with a third party. The notes represent senior, secured indebtedness of Timberlake Financial with no recourse to RGA or its other subsidiaries. Up to $150 million of additional notes may be offered in the future. In order to make payments of principal and interest on the notes, Timberlake Financial will rely upon the receipt of interest and principal payments on surplus note and dividend payments from its wholly-owned subsidiary, Timberlake Reinsurance Company II ("Timberlake Re"), a South Carolina captive insurance company. The ability of Timberlake Re to make interest and principal payments on the surplus note and dividend payments to Timberlake Financial is contingent upon South Carolina regulatory approval and the performance of specified term life insurance policies with guaranteed level premiums retroceded by RGA's subsidiary, RGA Reinsurance Company ("RGA Reinsurance"), to Timberlake Re.

     Proceeds from the offering of the notes, along with a $113 million direct investment by RGA, collateralize the notes and are not available to satisfy the general obligations of RGA or the Company. Most of these assets were placed in a trust and provide long-term collateral as support for statutory reserves required by U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation XXX) on term life insurance policies with guaranteed level premium periods reinsured by RGA Reinsurance. The trust is consolidated by Timberlake Re which in-turn is consolidated by Timberlake Financial. Timberlake Financial is considered to be a VIE and RGA is considered to be the primary beneficiary. As such, the results of Timberlake Financial have been consolidated by RGA and ultimately by the Company.

     At December 31, 2007, the Company held assets in trust of $899 million associated with the transaction. In addition, the Company held $50 million in custody as of December 31, 2007. The Company's consolidated balance sheets include the assets of Timberlake Financial recorded as fixed maturity securities and other invested assets, which consists of the restricted cash and cash equivalents held in custody. The Company's consolidated statements

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of income include the investment returns on the assets held as collateral as investment income and the interest on the notes is included as a component of other expenses.

     Issuance costs associated with the offering of the notes of $13 million have been capitalized, are included in other assets, and are amortized using the effective interest method over the estimated life of the notes. Total interest expense was $52 million and $26 million for the years ended December 31, 2007 and 2006, respectively.

12.  JUNIOR SUBORDINATED DEBENTURES

     In December 2005, RGA issued junior subordinated debentures with a face amount of $400 million. Interest is payable semi-annually at a fixed rate of 6.75% up to but not including the scheduled redemption date, December 15, 2015. The debentures may be redeemed (i) in whole or in part, at any time on or after December 15, 2015 at their principal amount plus accrued and unpaid interest to the date of redemption, or (ii) in whole or in part, prior to December 15, 2015 at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, a make-whole price. In the event the debentures are not redeemed on or before the scheduled redemption date of December 15, 2015, interest on these debentures will accrue at an annual rate of 3-month LIBOR plus a margin equal to 2.665%, payable quarterly in arrears. The final maturity of the debentures is December 15, 2065. RGA has the right to, and in certain circumstances the requirement to, defer interest payments on the debentures for a period up to ten years. Upon an optional or mandatory deferral of interest payments, RGA is generally not permitted to pay common stock dividends or make payments of interest or principal on securities which rank equal or junior to the subordinated debentures, until the accrued and unpaid interest on the subordinated debentures is paid. Interest compounds during periods of deferral. Issuance costs associated with the offering of the debentures of $6 million have been capitalized, are included in other assets, and are amortized using the effective interest method over the period from the issuance date of the debentures until their scheduled redemption.

     Interest expense on the debentures was $27 million, $27 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

13. SHARES SUBJECT TO MANDATORY REDEMPTION AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. In October 2007, GenAmerica redeemed these securities which were due to mature on June 30, 2027. As a result of this redemption, the Company recognized additional interest expense of $10 million. Capital securities outstanding were $119 million, net of unamortized discounts of $6 million at December 31, 2006. Interest expense on these instruments is included in other expenses and was $20 million, $11 million and $11 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     RGA Capital Trust I. In December 2001, RGA, through its wholly-owned trust, RGA Capital Trust I (the "RGA Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of: (i) a preferred security issued by the RGA Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the RGA Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051; and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50.

     The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


$50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $159 million, net of unamortized discounts of $66 million, at both December 31, 2007 and 2006. Interest expense on these instruments is included in other expenses and was $13 million for each of the years ended December 31, 2007, 2006 and 2005.

14.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2007     2006     2005
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Current:
  Federal...........................................  $1,066   $  492   $  828
  State and local...................................      22        5       64
  Foreign...........................................      19       20       21
                                                      ------   ------   ------
  Subtotal..........................................   1,107      517      913
                                                      ------   ------   ------
Deferred:
  Federal...........................................  $   11     $100   $  169
  State and local...................................      18       19       11
  Foreign...........................................       2       --       --
                                                      ------   ------   ------
  Subtotal..........................................      31      119      180
                                                      ------   ------   ------
Provision for income tax............................  $1,138     $636   $1,093
                                                      ======   ======   ======



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2007      2006     2005
                                                      ------   -------   ------
                                                            (IN MILLIONS)
Tax provision at U.S. statutory rate................  $1,241   $   860   $1,230
Tax effect of:
  Tax-exempt investment income......................    (160)     (167)     (84)
  State and local income tax........................      33        19       33
  Prior year tax....................................      38       (26)     (20)
  Foreign tax rate differential and change in
     valuation allowance............................     (18)      (23)     (25)
  Other, net........................................       4       (27)     (41)
                                                      ------   -------   ------
Provision for income tax............................  $1,138     $ 636   $1,093
                                                      ======   =======   ======


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                           -----------------
                                                             2007      2006
                                                           -------   -------
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables...............  $ 2,908   $ 2,122
  Net operating loss carryforwards.......................      372       788
  Employee benefits......................................      162       440
  Capital loss carryforwards.............................        4        --
  Tax credit carryforwards...............................        4        --
  Litigation-related and government mandated.............       45        62
  Other..................................................       55        32
                                                           -------   -------
                                                             3,550     3,444
  Less: Valuation allowance..............................       16        11
                                                           -------   -------
                                                             3,534     3,433
                                                           -------   -------
Deferred income tax liabilities:
  Investments............................................    1,625     1,475
  DAC....................................................    3,139     3,441
  Net unrealized investment gains........................      689       968
  Other..................................................        7         2
                                                           -------   -------
                                                             5,460     5,886
                                                           -------   -------
Net deferred income tax liability........................  $(1,926)  $(2,453)
                                                           =======   =======



     Domestic net operating loss carryforwards amount to $1,011 million at December 31, 2007 and will expire beginning in 2019. Foreign net operating loss carryforwards amount to $55 million at December 31, 2007 and were generated in various foreign countries with expiration periods of five years to indefinite expiration. Capital loss carryforwards amount to $11 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $4 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded $5 million of additional deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2000. In the first quarter of 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2008.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized a $35 million increase in the liability for unrecognized tax benefits, an $11 million decrease in the interest liability for unrecognized tax benefits, and a corresponding reduction to the January 1, 2007 balance of retained earnings of $13 million, net of $11 million of minority interest. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $993 million. The Company reclassified, at adoption, $577 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company also reclassified, at adoption, $381 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $612 million. The Company also had $228 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $853 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $503 million. The total amount of unrecognized tax benefits decreased by $140 million from the date of adoption primarily due to settlements reached with the IRS with respect to certain significant issues involving demutualization, post-sale purchase price adjustments, and reinsurance offset by additions for tax positions of the current year. As a result of the settlements, items within the liability for unrecognized tax benefits, in the amount of $171 million, were reclassified to current and deferred income taxes, as applicable, and a payment of $156 million was made in December of 2007 with the remaining $15 million to be paid in future years. In addition, the Company's liability for unrecognized tax benefits may change significantly in the next 12 months pending the outcome of remaining issues associated with the current IRS audit including demutualization, leasing, tax-exempt income, transfer pricing and tax credits. Management is working to resolve the remaining audit items directly with IRS auditors as well as through available accelerated IRS resolution programs and may protest any unresolved issues through the IRS appeals process and, possibly, litigation, the timing and extent of which is uncertain. Therefore, a reasonable estimate of the range of a payment or change in the liability cannot be made at this time; however, the Company continues to believe that the ultimate resolution of the issues will not result in a material effect on its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits, for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
Balance at January 1, 2007 (date of adoption).............              $ 993
Additions for tax positions of prior years................                 32
Reductions for tax positions of prior years...............                (57)
Additions for tax positions of current year...............                 60
Settlements with tax authorities..........................               (171)
Lapses of statutes of limitations.........................                 (4)
                                                             ----------------
Balance at December 31, 2007..............................   $            853
                                                             ================


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During the year ended December 31, 2007, the Company recognized $89 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $231 million of accrued interest associated with the liability for unrecognized tax benefits. The $3 million increase from the date of adoption in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $89 million of interest expense and an $86 million decrease primarily resulting from the aforementioned IRS settlements. During 2007, $73 million of the $86 million, resulting from IRS settlements, has been reclassified to current income tax payable and the remaining $13 million reduced interest expense.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $113 million related to the separate account DRD.

15.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. In 2007, the Company received $39 million upon the resolution of an indemnification claim associated with the 2000 acquisition of GALIC, and the Company reduced legal liabilities by $31 million after the settlement of certain cases. Unless stated below, estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


established for a number of the matters noted below; in 2007 the Company increased legal liabilities for pending sales practices, employment and intellectual property litigation matters against the Company. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

  Demutualization Actions

     Several lawsuits were brought in 2000 challenging the fairness of the Plan and the adequacy and accuracy of Metropolitan Life Insurance Company's disclosure to policyholders regarding the Plan. The actions discussed below name as defendants some or all of Metropolitan Life Insurance Company, the Holding Company, and individual directors. Metropolitan Life Insurance Company, the Holding Company, and the individual directors believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

     Fiala, et al. v. Metropolitan Life Ins. Co., et al. (Sup. Ct., N.Y. County, filed March 17, 2000). The plaintiffs in the consolidated state court class actions seek compensatory relief and punitive damages against Metropolitan Life Insurance Company, the Holding Company, and individual directors. On January 30, 2007, the trial court signed an order certifying a litigation class of present and former policyholders on plaintiffs' claim that defendants violated section 7312 of the New York Insurance Law, but denying plaintiffs' motion to certify a litigation class with respect to a common law fraud claim. Plaintiffs and defendants have filed notices of appeal from this order. The court has directed various forms of class notice.

     In re MetLife Demutualization Litig. (E.D.N.Y., filed April 18, 2000). In this class action against Metropolitan Life Insurance Company and the Holding Company, plaintiffs served a second consolidated amended complaint in 2004. Plaintiffs assert violations of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Plan, claiming that the Policyholder Information Booklets failed to disclose certain material facts and contained certain material misstatements. They seek rescission and compensatory damages. By orders dated July 19, 2005 and August 29, 2006, the federal trial court certified a litigation class of present and former policyholders. The court has not yet directed the manner and form of class notice.

  Asbestos-Related Claims

     Metropolitan Life Insurance Company is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. Metropolitan Life Insurance Company has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life Insurance Company issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of Metropolitan Life Insurance Company's employees during the period from the 1920's through approximately the 1950's and allege that Metropolitan Life Insurance Company learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life Insurance Company believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury, and factors unrelated to the ultimate legal merit of the claims asserted against Metropolitan Life Insurance Company. Metropolitan Life Insurance Company employs a number of resolution strategies to manage its asbestos loss exposure, including seeking resolution of pending litigation by judicial rulings and settling litigation under appropriate circumstances.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Claims asserted against Metropolitan Life Insurance Company have included negligence, intentional tort and conspiracy concerning the health risks associated with asbestos. Metropolitan Life Insurance Company's defenses (beyond denial of certain factual allegations) include that: (i) Metropolitan Life Insurance Company owed no duty to the plaintiffs -- it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs did not rely on any actions of Metropolitan Life Insurance Company; (iii) Metropolitan Life Insurance Company's conduct was not the cause of the plaintiffs' injuries; (iv) plaintiffs' exposure occurred after the dangers of asbestos were known; and (v) the applicable time with respect to filing suit has expired. During the course of the litigation, certain trial courts have granted motions dismissing claims against Metropolitan Life Insurance Company, while other trial courts have denied Metropolitan Life Insurance Company's motions to dismiss. There can be no assurance that Metropolitan Life Insurance Company will receive favorable decisions on motions in the future. While most cases brought to date have settled, Metropolitan Life Insurance Company intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

     The approximate total number of asbestos personal injury claims pending against Metropolitan Life Insurance Company as of the dates indicated, the approximate number of new claims during the years ended on those dates and the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

                                                           DECEMBER 31,
                                                   ----------------------------
                                                     2007      2006      2005
                                                   -------   -------   --------
                                                    (IN MILLIONS, EXCEPT NUMBER
                                                            OF CLAIMS)
Asbestos personal injury claims at year end......   79,717    87,070    100,250
Number of new claims during the year.............    7,161     7,870     18,500
Settlement payments during the year (1)..........  $  28.2   $  35.5   $   74.3


--------

   (1) Settlement payments represent payments made by Metropolitan Life Insurance Company during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life Insurance Company's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

     In 2004, Metropolitan Life Insurance Company received approximately 23,900 new claims, ending the year with a total of approximately 108,000 claims, and paid approximately $85.5 million for settlements reached in 2004 and prior years. In 2003, Metropolitan Life Insurance Company received approximately 58,750 new claims, ending the year with a total of approximately 111,700 claims, and paid approximately $84.2 million for settlements reached in 2003 and prior years. The number of asbestos cases that may be brought or the aggregate amount of any liability that Metropolitan Life Insurance Company may ultimately incur is uncertain.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. Metropolitan Life Insurance Company's recorded asbestos liability is based on its estimation of the following elements, as informed by the facts presently known to it, its understanding of current law, and its past experiences: (i) the reasonably probable and estimable liability for asbestos claims already asserted against Metropolitan Life Insurance Company, including claims settled but not yet paid; (ii) the reasonably probable and estimable liability for asbestos claims not yet asserted against Metropolitan Life Insurance Company, but which Metropolitan Life Insurance Company believes are reasonably probable of assertion; and (iii) the legal defense costs associated with the foregoing claims. Significant assumptions underlying Metropolitan Life Insurance Company's analysis of the adequacy of its recorded liability with respect to asbestos litigation include: (i) the number of future claims; (ii) the cost to resolve claims; and (iii) the cost to defend claims.

     Metropolitan Life Insurance Company reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. These variables include bankruptcies of other companies involved in asbestos litigation, legislative and judicial developments, the number of pending claims involving serious disease, the number of new claims filed against it and other defendants, and the jurisdictions in which claims are pending. As previously disclosed, in 2002 Metropolitan Life Insurance Company increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million. Metropolitan Life Insurance Company regularly reevaluates its exposure from asbestos litigation and has updated its liability analysis for asbestos-related claims through December 31, 2007.

     The ability of Metropolitan Life Insurance Company to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict with any certainty the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against Metropolitan Life Insurance Company when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

     The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company's judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company's total exposure to asbestos claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on the Company's financial position.

     During 1998, Metropolitan Life Insurance Company paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1.5 billion, which is in excess of a $400 million self-insured retention. The Company's initial option to commute the excess insurance policies for asbestos-related claims arises at the end of 2008. Thereafter, the Company will have a commutation right every five years. The excess insurance policies for asbestos-related claims are also subject to annual and per claim sublimits. Amounts exceeding the sublimits during 2007, 2006 and 2005 were approximately $16 million, $8 million and $0, respectively. The Company continues to study per claim averages, and there can be no assurance as to the number and cost of claims resolved in the future, including related defense costs, and the applicability of the sublimits to these costs. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid by Metropolitan Life Insurance Company in any given year that may be recoverable in the next calendar year under the policies will be reflected as a reduction in the Company's operating cash flows for the year in which they are paid, management believes that the payments will not have a material adverse effect on the Company's liquidity.

     Each asbestos-related policy contains an experience fund and a reference fund that provide for payments to Metropolitan Life Insurance Company at the commutation date if the reference fund is greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life Insurance Company if the cumulative return on the reference fund is less than the return specified in the experience fund. The return in the reference fund is tied to performance of the Standard & Poor's ("S&P") 500 Index and the Lehman Brothers Aggregate Bond Index. A claim with respect to the prior year was made under the excess insurance policies in each year from 2003 through 2007 for the amounts paid with respect to asbestos litigation in excess of the retention. As the performance of the indices impacts the return in the reference fund, it is possible that loss reimbursements to the Company and the recoverable amount with respect to later periods may be less than the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


amount of the recorded losses. Foregone loss reimbursements may be recovered upon commutation depending upon future performance of the reference fund. If at some point in the future, the Company believes the liability for probable and reasonably estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be recorded as a deferred gain and amortized into income over the estimated remaining settlement period of the insurance policies. The foregone loss reimbursements were approximately $56.1 million with respect to claims for the period of 2002 through 2006 and are estimated, as of December 31, 2007, to be approximately $69.1 million in the aggregate, including future years.

  Sales Practices Claims

     Over the past several years, Metropolitan Life Insurance Company; New England Mutual Life Insurance Company, New England Life Insurance Company and New England Securities Corporation (collectively "New England"); and GALIC; have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products.

     As of December 31, 2007, there were approximately 130 sales practices litigation matters pending against the Company. The Company continues to vigorously defend against the claims in these matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, mutual funds or other products may be commenced in the future.

     Two putative class action lawsuits involving sales practices claims are pending against Metropolitan Life Insurance Company in Canada. In Jacynthe Evoy-Larouche v. Metropolitan Life Ins. Co. (Que. Super. Ct., filed March 1998), plaintiff alleges misrepresentations regarding dividends and future payments for life insurance policies and seeks unspecified damages. In Ace Quan v. Metropolitan Life Ins. Co. (Ont. Gen. Div., filed April 1997), plaintiff alleges breach of contract and negligent misrepresentations relating to, among other things, life insurance premium payments and seeks damages, including punitive damages.

     Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life Insurance Company's, New England's, or GALIC's sales of individual life insurance policies or annuities or other products. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life Insurance Company, New England, and GALIC.

  Regulatory Matters

     The Company receives and responds to subpoenas or other inquiries from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the SEC; federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority seeking a broad range of information. The issues involved in information requests and regulatory matters vary widely. Certain regulators have requested information and documents regarding contingent commission payments to brokers, the Company's awareness of any "sham" bids for business, bids and quotes that the Company submitted to potential customers, incentive agreements entered into with brokers, or compensation paid to intermediaries. Regulators also have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


documents regarding the insurance broker Universal Life Resources. The Company has been cooperating fully with these inquiries.

  Other Litigation

     In Re Ins. Brokerage Antitrust Litig. (D. N.J., filed February 24,
2005). In this multi-district proceeding, plaintiffs filed a class action complaint consolidating claims from several separate actions that had been filed in or transferred to the District of New Jersey in 2004 and 2005. The consolidated complaint alleged that the Holding Company, Metropolitan Life Insurance Company, several non-affiliated insurance companies and several insurance brokers violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Employee Retirement Income Security Act of 1974 ("ERISA"), and antitrust laws and committed other misconduct in the context of providing insurance to employee benefit plans and to persons who participate in such employee benefit plans. In August and September 2007, the court issued orders granting defendants' motions to dismiss with prejudice the federal antitrust and the RICO claims. In January 2008, the court issued an order granting defendants' summary judgment motion on the ERISA claims, and in February 2008, the court dismissed the remaining state law claims on jurisdictional grounds. Plaintiffs have filed a notice of appeal of the court's decisions. A putative class action alleging that the Holding Company and other non-affiliated defendants violated state laws was transferred to the District of New Jersey but was not consolidated with other related actions. Plaintiffs' motion to remand this action to state court in Florida is pending.

     The American Dental Association, et al. v. MetLife Inc., et al. (S.D. Fla., filed May 19, 2003). The American Dental Association and three individual providers have sued the Holding Company, Metropolitan Life Insurance Company and other non-affiliated insurance companies in a putative class action lawsuit. The plaintiffs purport to represent a nationwide class of in-network providers who allege that their claims are being wrongfully reduced by downcoding, bundling, and the improper use and programming of software. The complaint alleges federal racketeering and various state law theories of liability. The district court has granted in part and denied in part the Company's motion to dismiss. The plaintiffs filed an amended complaint, and the Company filed another motion to dismiss. The court has issued a tag-along order, related to a medical managed care trial, which has stayed the lawsuit.

     Thomas, et al. v. Metropolitan Life Ins. Co., et al. (W.D. Okla., filed January 31, 2007). A putative class action complaint was filed against Metropolitan Life Insurance Company and MetLife Securities, Inc. Plaintiffs assert legal theories of violations of the federal securities laws and violations of state laws with respect to the sale of certain proprietary products by the Company's agency distribution group. Plaintiffs seek rescission, compensatory damages, interest, punitive damages and attorneys' fees and expenses. The Company is vigorously defending against the claims in this matter.

     Metropolitan Life Insurance Company also has been named as a defendant in a number of welding and mixed dust lawsuits filed in various state and federal courts. The Company is continuing to vigorously defend against these claims.

  Summary

     Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted previously in connection with specific matters. In some of the matters referred to previously, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Other Assets:
     Premium tax offset for future undiscounted assessments..   $24    $28
     Premium tax offsets currently available for paid
       assessments...........................................     5      5
                                                                ---    ---
                                                                $29    $33
                                                                ===    ===
Liability:
  Insolvency assessments.....................................   $41    $49
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for the year ended December 31, 2007, and $1 million for both the years ended December 31, 2006 and 2005.

  IMPACT OF HURRICANES

     On August 29, 2005, Hurricane Katrina made landfall in the states of Louisiana, Mississippi and Alabama, causing catastrophic damage to these coastal regions. The Company's cumulative gross losses were $21 million at December 31, 2005. During the year ended December 31, 2005, the Company recognized total net losses, net of income tax and reinsurance recoverables and including reinstatement premiums and other reinsurance-related premium adjustments related to the catastrophe of $14 million, net of income tax. There were no additional losses recognized for the years ended December 31, 2007 and 2006.

     Additional hurricane-related losses may be recorded in future periods as claims are received from insureds and claims to reinsurers are processed. Reinsurance recoveries are dependent upon the continued creditworthiness of the reinsurers, which may be affected by their other reinsured losses in connection with Hurricanes Katrina and otherwise. In addition, lawsuits, including purported class actions, have been filed in Louisiana and Mississippi challenging denial of claims for damages caused to property during Hurricane Katrina. The Company is a named party in some of these lawsuits. In addition, rulings in cases in which the Company is not a party may affect

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


interpretation of its policies. The Company intends to vigorously defend these matters. However, any adverse rulings could result in an increase in the Company's hurricane-related claim exposure and losses. Based on information known by management, it does not believe that additional claim losses resulting from Hurricane Katrina will have a material adverse impact on the Company's consolidated financial statements.

COMMITMENTS

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements are as follows:

                                                                           GROSS
                                                     RENTAL   SUBLEASE    RENTAL
                                                     INCOME    INCOME    PAYMENTS
                                                     ------   --------   --------
                                                             (IN MILLIONS)
2008...............................................  $  411   $   18     $    178
2009...............................................  $  377   $   10     $    186
2010...............................................  $  325   $    5     $    176
2011...............................................  $  248   $    5     $    151
2012...............................................  $  181   $    4     $    125
Thereafter.........................................  $  575   $    4     $  1,128


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $3.9 billion and $2.4 billion at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $3.3 billion at both December 31, 2007 and 2006.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES, BRIDGE LOANS AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities, bridge loans and private corporate bond investments. The amounts of these unfunded commitments were $667 million and $1.7 billion at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     In December 2005, RGA repurchased 1.6 million shares of its outstanding common stock at an aggregate price of $76 million under an accelerated share repurchase agreement with a major bank. The bank borrowed the stock sold to RGA from third parties and purchased the shares in the open market over the subsequent few months to return to the lenders. RGA would either pay or receive an amount based on the actual amount paid by the bank to purchase the shares. These repurchases resulted in an increase in the Company's ownership percentage of RGA to approximately 53% at December 31, 2005 from approximately 52% at December 31, 2004. In February 2006, the final purchase price was determined, resulting in a cash settlement substantially equal to the aggregate cost. RGA

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


recorded the initial repurchase of shares as treasury stock and recorded the amount received as an adjustment to the cost of the treasury stock. At December 31, 2007, the Company's ownership was approximately 52% of RGA.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $800 million, with a cumulative maximum of $1.6 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2007, the Company did not record any additional liabilities for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at December 31, 2007 and 2006.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $1.3 billion at December 31, 2007. The credit default swaps expire at various times during the next ten years.

16.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. Participating affiliates are allocated a proportionate share of net expense related to the plans as well as contributions made to the plans. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. As of December 31, 2007, virtually all of the Company's obligations have been calculated using the traditional formula. The non-qualified pension plans provide supplemental benefits, in excess of amounts permitted by governmental agencies, to certain executive level

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


employees. The Company's proportionate share of net pension expense related to its sponsored pension plans was $88 million or 94% for the year ended December 31, 2007.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees. The other postretirement plans cover eligible employees of the sponsor and its participating affiliates who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company or its participating affiliates, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participating affiliates are allocated a proportionate share of net expense and contributions related to the postemployment and other postretirement plans. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. The Company's proportionate share of net other postretirement expense related to its sponsored other postretirement plans was less than $1 million or 5% for the year ended December 31, 2007.

     As described more fully in Note 1, effective December 31, 2006, the Company adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $78 million, and the intangible asset was $12 million, at December 31, 2005. The excess of the additional minimum pension liability over the intangible asset of $66 million, $41 million net of income tax, was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $92 million. The additional minimum pension liability of $59 million, net of income tax of $33 million, was recorded as a reduction of accumulated other comprehensive income. The change in the additional minimum pension liability of $18 million, net of income tax, was reflected as a component of comprehensive income for the year ended December 31, 2006. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income, net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit cost at the date of adoption. The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                DECEMBER 31, 2006
                                             -------------------------------------------------------
                                                              MINIMUM
                                                 PRE          PENSION     ADOPTION OF        POST
                                               SFAS 158      LIABILITY      SFAS 158       SFAS 158
BALANCE SHEET CAPTION                        ADJUSTMENTS    ADJUSTMENT     ADJUSTMENT    ADJUSTMENTS
---------------------                        -----------    ----------    -----------    -----------
                                                                  (IN MILLIONS)
Other assets: Prepaid pension benefit
  cost.....................................   $    1,878          $ --       $  (999)       $   879
Other assets: Intangible asset.............       $   12          $(12)      $    --        $    --
Other liabilities: Accrued pension benefit
  cost.....................................       $ (482)         $(14)      $   (79)       $  (575)
Other liabilities: Accrued postretirement
  benefit cost.............................       $ (696)         $ --       $  (100)       $  (796)
                                                             ---------     ---------
Accumulated other comprehensive income (loss), before
  income tax:
  Defined benefit plans....................       $  (66)         $(26)    $  (1,178)     $  (1,270)
Minority interest..........................                       $ --       $     8
Deferred income tax........................                       $  8       $   421
                                                             ---------     ---------
Accumulated other comprehensive income (loss), net of
  income tax:
  Defined benefit plans....................       $  (41)    $     (18)      $  (749)       $  (808)
                                                            ==========    ===========


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

                                                          DECEMBER 31,
                                               ---------------------------------
                                                                      OTHER
                                                   PENSION        POSTRETIREMENT
                                                   BENEFITS          BENEFITS
                                               ---------------   ---------------
                                                2007     2006     2007     2006
                                               ------   ------   ------   ------
                                                         (IN MILLIONS)
Change in benefit obligation:
Benefit obligation at beginning of year......  $5,896   $5,717   $2,055   $2,160
  Service cost...............................     161      158       26       35
  Interest cost..............................     350      330      103      116
  Plan participants' contributions...........      --       --       31       29
  Divestitures...............................      --       (3)      --       --
  Net actuarial (gains) losses...............    (385)      15     (465)      (1)
  Change in benefits.........................      39       (2)      --     (143)
  Prescription drug subsidy..................      --       --       13       10
  Benefits paid..............................    (349)    (319)    (171)    (151)
                                               ------   ------   ------   ------
Benefit obligation at end of year............   5,712    5,896    1,592    2,055
                                               ------   ------   ------   ------
Change in plan assets:
Fair value of plan assets at beginning of
  year.......................................   6,249    5,471    1,169    1,091
  Actual return on plan assets...............     541      715       58      103
  Divestitures...............................      --       (3)      --       --
  Employer contribution......................      50      385        1        1
  Benefits paid..............................    (349)    (319)     (47)     (26)
                                               ------   ------   ------   ------
Fair value of plan assets at end of year.....   6,491    6,249    1,181    1,169
                                               ------   ------   ------   ------
Funded status at end of year.................  $  779   $  353   $ (411)  $ (886)
                                               ======   ======   ======   ======
Amounts recognized in the consolidated
  balance sheet consist of:
  Other assets...............................  $1,382   $  935   $   --   $   --
  Other liabilities..........................    (603)    (582)    (411)    (886)
                                               ------   ------   ------   ------
     Net amount recognized...................  $  779   $  353   $ (411)  $ (886)
                                               ======   ======   ======   ======
Accumulated other comprehensive (income)
  loss:
  Net actuarial (gains) losses...............  $  633   $1,126   $ (112)  $  328
  Prior service cost (credit)................      63       39     (194)    (230)
                                               ------   ------   ------   ------
     Accumulated other comprehensive (income)
       loss..................................  $  696   $1,165   $ (306)  $   98
                                               ======   ======   ======   ======


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                       DECEMBER 31,
                                    -------------------------------------------------
                                                      NON-QUALIFIED
                                     QUALIFIED PLAN        PLAN            TOTAL
                                    ---------------   -------------   ---------------
                                     2007     2006     2007    2006    2007     2006
                                    ------   ------   -----   -----   ------   ------
                                                      (IN MILLIONS)
Aggregate fair value of plan
  assets (principally Company
  contracts)......................  $6,491   $6,249   $  --   $  --   $6,491   $6,249
Aggregate projected benefit
  obligation......................   5,111    5,318     601     578    5,712    5,896
                                    ------   ------   -----   -----   ------   ------
Over (under) funded...............  $1,380   $  931   $(601)  $(578)  $  779   $  353
                                    ======   ======   =====   =====   ======   ======



     The accumulated benefit obligation for all defined benefit pension plans was $5,295 million and $5,457 million at December 31, 2007 and 2006, respectively.

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                                DECEMBER
                                                                  31,
                                                              -----------
                                                              2007   2006
                                                              ----   ----
                                                                  (IN
                                                               MILLIONS)
Projected benefit obligation................................  $601   $578
Accumulated benefit obligation..............................  $524   $497
Fair value of plan assets...................................  $ --   $ --


     Information for pension and other postretirement plans with a projected benefit obligation in excess of plan assets is as follows:

                                                           DECEMBER 31,
                                                  -----------------------------
                                                                     OTHER
                                                    PENSION      POSTRETIREMENT
                                                    BENEFITS        BENEFITS
                                                  -----------   ---------------
                                                  2007   2006    2007     2006
                                                  ----   ----   ------   ------
                                                          (IN MILLIONS)
Projected benefit obligation....................  $627   $603   $1,592   $2,055
Fair value of plan assets.......................  $ 24   $ 22   $1,181   $1,169

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income were as follows:

                                                  YEARS ENDED DECEMBER 31,
                                        -------------------------------------------
                                                                       OTHER
                                                                   POSTRETIREMENT
                                           PENSION BENEFITS           BENEFITS
                                        ---------------------   -------------------
                                         2007    2006    2005    2007   2006   2005
                                        -----   -----   -----   -----   ----   ----
                                                        (IN MILLIONS)
NET PERIODIC BENEFIT COST
Service cost..........................  $ 161   $ 158   $ 141   $  26   $ 35   $ 36
Interest cost.........................    350     330     315     103    116    120
Expected return on plan assets........   (502)   (448)   (443)    (87)   (79)   (78)
Amortization of net actuarial (gains)
  losses..............................     68     128     116      --     22     14
Amortization of prior service cost
  (credit)............................     17      10      16     (36)   (37)   (18)
                                        -----   -----   -----   -----   ----   ----
  Net periodic benefit cost...........     94   $ 178   $ 145       6   $ 57   $ 74
                                        -----   =====   =====   -----   ====   ====
OTHER CHANGES IN PLAN ASSETS AND
  BENEFIT OBLIGATIONS RECOGNIZED IN
  OTHER COMPREHENSIVE INCOME
  Net actuarial (gains) losses........   (424)                   (440)
  Prior service cost (credit).........     40                      --
  Amortization of net actuarial
     (gains) losses...................    (68)                     --
  Amortization of prior service cost
     (credit).........................    (17)                     36
                                        -----                   -----
     Total recognized in other
       comprehensive income...........   (469)                   (404)
                                        -----                   -----
  Total recognized in net periodic
     benefit cost and other
     comprehensive income.............  $(375)                  $(398)
                                        =====                   =====



     The estimated net actuarial losses and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $13 million and $15 million, respectively.

     The estimated net actuarial gains and prior service credit for the defined benefit other postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are less than $1 million and $36 million, respectively.

     In 2004, the Company adopted the guidance in FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-2"), to account for future subsidies to be received under the Prescription Drug Act. The Company began receiving these subsidies

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


during 2006. A summary of the reduction to the APBO and related reduction to the components of net periodic other postretirement benefit cost is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Cumulative reduction in benefit obligation:
  Beginning of year....................................  $328   $298   $230
  Service cost.........................................     7      6      6
  Interest cost........................................    19     19     16
  Net actuarial gains (losses).........................   (42)    15     46
  Prescription drug subsidy............................   (13)   (10)    --
                                                         ----   ----   ----
     End of year.......................................  $299   $328   $298
                                                         ====   ====   ====




                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2007      2006      2005
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Reduction in net periodic benefit cost:
  Service cost........................................   $ 7       $ 6       $ 6
  Interest cost.......................................    19        19        16
  Amortization of net actuarial gains (losses)........     5        30        23
                                                         ---       ---       ---
     Total reduction in net periodic benefit cost.....   $31       $55       $45
                                                         ===       ===       ===



     The Company received subsidies of $10 million and $8 million for the years ended December 31, 2007 and 2006, respectively.

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                        DECEMBER 31,
                                             ---------------------------------
                                                                     OTHER
                                                                  POSTRETIRE-
                                              PENSION BENEFITS   MENT BENEFITS
                                             -----------------   -------------
                                               2007      2006     2007    2006
                                             -------   -------   -----   -----
Weighted average discount rate.............   6.65%     6.00%    6.65%   6.00%
Rate of compensation increase..............  4% - 8%   4% - 8%    N/A     N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                    DECEMBER 31,
                                ---------------------------------------------------
                                                               OTHER POSTRETIREMENT
                                      PENSION BENEFITS               BENEFITS
                                ---------------------------   ---------------------
                                  2007      2006      2005     2007    2006    2005
                                -------   -------   -------   -----   -----   -----
Weighted average discount
  rate........................   6.00%     5.80%     5.85%    6.00%   5.79%   5.83%
Weighted average expected rate
  of return on plan assets....   8.25%     8.25%     8.49%    7.48%   7.42%   7.50%
Rate of compensation
  increase....................  4% - 8%   4% - 8%   4% - 8%    N/A     N/A     N/A

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

     The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

     The weighted average expected return on plan assets for use in that plan's valuation in 2008 is currently anticipated to be 8.25% for pension benefits and postretirement medical benefits and 6.25% for postretirement life benefits.

     The assumed healthcare cost trend rates used in measuring the APBO and net periodic benefit cost were as follows:

                                                      DECEMBER 31,
                              -----------------------------------------------------------
                                          2007                           2006
                              ----------------------------   ----------------------------
Pre-Medicare eligible
  claims....................     8.5% down to 5% in 2014        9.0% down to 5% in 2014
Medicare eligible claims....    10.5% down to 5% in 2018       11.0% down to 5% in 2018


     Assumed healthcare cost trend rates may have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                       ONE PERCENT   ONE PERCENT
                                                         INCREASE      DECREASE
                                                       -----------   -----------
                                                             (IN MILLIONS)
Effect on total of service and interest cost
  components.........................................  $      7      $     (6)
Effect of accumulated postretirement benefit
  obligation.........................................  $     63      $    (62)


  PLAN ASSETS

     The Company has issued group annuity and life insurance contracts supporting approximately 99% of all pension and other postretirement benefit plans' assets.

     The account values of the group annuity and life insurance contracts issued by the Company and held as assets of the pension and other postretirement benefit plans were $7,565 million and $7,321 million as of December 31, 2007 and 2006, respectively. The majority of such account values are held in separate accounts established by the Company. Total revenue from these contracts recognized in the consolidated statements of income was $28 million, $29 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively, and includes policy charges, net investment income from investments backing the contracts and administrative fees. Total investment income, including realized and unrealized gains and losses, credited to the account balances were $603 million, $818 million and $460 million for the years ended December 31, 2007, 2006 and 2005, respectively. The terms of these contracts are consistent in all material respects with those the Company offers to unaffiliated parties that are similarly situated.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted-average allocations of pension plan and other postretirement benefit plan assets were as follows:

                                                             DECEMBER 31,
                                                    -----------------------------
                                                                        OTHER
                                                       PENSION       POSTRETIRE-
                                                       BENEFITS     MENT BENEFITS
                                                    -------------   -------------
                                                     2007    2006    2007    2006
                                                    -----   -----   -----   -----
ASSET CATEGORY
  Equity securities...............................     38%     42%     37%     37%
  Fixed maturity securities.......................     44%     42%     58%     57%
  Other (Real Estate and Alternative
     Investments).................................     18%     16%      5%      6%
                                                      ---     ---     ---     ---
  Total...........................................    100%    100%    100%    100%
                                                      ===     ===     ===     ===



     The weighted average target allocations of pension plan and other postretirement benefit plan assets for 2008 are as follows:

                                                       PENSION      OTHER
                                                      ---------   ---------
ASSET CATEGORY
Equity securities...................................  30% - 55%   30% - 45%
Fixed maturity securities...........................  30% - 65%   45% - 70%
Other (Real Estate and Alternative Investments).....  10% - 25%    0% - 10%


     Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification. Adjustments are made to target allocations based on an assessment of the impact of economic factors and market conditions.

  CASH FLOWS

     It is the Company's practice to make contributions to the qualified pension plans to comply with minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. In accordance with such practice, no contributions were required for the years ended December 31, 2007 or 2006. No contributions will be required for 2008. The Company did not make discretionary contributions to the qualified pension plans during the year ended December 31, 2007 and made contributions of $335 million during the year ended December 31, 2006. The Company expects to make additional discretionary contributions of $144 million in 2008.

     Benefit payments due under the non-qualified pension plans are funded from the Company's general assets as they become due under the provision of the plans. These payments totaled $50 million and $35 million for the years ended December 31, 2007 and 2006, respectively. These payments are expected to be at approximately the same level in 2008.

     Other postretirement benefits represent a non-vested, non-guaranteed obligation of the Company and current regulations do not require specific funding levels for these benefits. While the Company has partially funded such plans in advance, it has been the Company's practice to primarily use their general assets, net of participant's contributions, to pay postretirement medical claims as they come due in lieu of utilizing plan assets. Total payments equaled $171 million and $151 million for the years ended December 31, 2007 and 2006, respectively.

     The Company expects to make contributions of $115 million, net of participant's contributions, toward the other postretirement plan obligations in 2008. As noted previously, the Company expects to receive subsidies under the Prescription Drug Act to partially offset such payments.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Gross benefit payments for the next ten years, which reflect expected future service where appropriate, and gross subsidies to be received under the Prescription Drug Act are expected to be as follows:

                                                         OTHER POSTRETIREMENT BENEFITS
                                                         -----------------------------
                                               PENSION            PRESCRIPTION
                                              BENEFITS   GROSS   DRUG SUBSIDIES    NET
                                              --------   -----   --------------   ----
                                                              (IN MILLIONS)
2008........................................   $  355     $115        $ (14)      $101
2009........................................   $  368     $119        $ (15)      $104
2010........................................   $  378     $123        $ (16)      $107
2011........................................   $  391     $127        $ (16)      $111
2012........................................   $  407     $130        $ (17)      $113
2013 - 2017.................................   $2,251     $705        $(100)      $605


  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all employees under which a portion of employee contributions are matched. The Company contributed $69 million, $73 million and $70 million for the years ended December 31, 2007, 2006 and 2005, respectively.

17.  EQUITY

  CAPITAL CONTRIBUTIONS

     On December 12, 2007, the Holding Company contributed $7 million to the Company in connection with the Company's issuance of a surplus note to MetLife Capital Trust IV. See Note 10.

     On October 20, 2006, the Holding Company contributed $17 million to the Company in connection with the sale and merger of CLIC. See Note 2.

     On September 30, 2006, the Holding Company contributed $377 million to the Company in the form of intangible assets. See Note 2.

     On May 1, 2006, GALIC, an indirect insurance subsidiary of the Company, sold its wholly-owned insurance subsidiary, Paragon Life Insurance Company ("Paragon"), to its ultimate parent, the Holding Company. Immediately following the sale, the Holding Company merged Paragon, an affiliate of the Company, with and into the Company. In connection with the transaction, the Holding Company contributed $76 million to the Company.

  EXCESS PROCEEDS RECEIVED ON SALE OF INTERESTS IN AFFILIATES

     On November 1, 2007, the Company sold its interests in MetLife Mexico, S.A. and MetLife Pensiones, S.A., both affiliates, to MetLife International Holdings, Inc. ("MIHI"), also an affiliate, at their approximate aggregate fair value of $34 million. The Company's carrying value of the interests at the time of sale was $4 million. The excess cash consideration received from MIHI over the Company's carrying value resulted in an increase of $30 million in additional paid-in capital.

  STOCK-BASED COMPENSATION PLANS

  Overview

     As described more fully in Note 1, effective January 1, 2006, in conjunction with the Holding Company, the Company adopted SFAS 123(r) using the modified prospective transition method. The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The stock-based compensation expense recognized by the Company is related to awards under incentive plans of the Holding Company, as described herein.

  Description of Plans

     The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), authorized the granting of awards in the form of options to buy shares of Holding Company common stock ("Stock Options") that either qualify as incentive Stock Options under Section 422A of the Internal Revenue Code or are non-qualified. Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan, as amended (the "2005 Stock Plan"), awards granted may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards, and Stock-Based Awards (each as defined in the 2005 Stock Plan). The Stock Incentive Plan, 2005 Stock Plan, and the LTPCP, as described below, are hereinafter collectively referred to as the "Incentive Plans."

     The aggregate number of shares of Holding Company common stock reserved for issuance under the 2005 Stock Plan and the LTPCP is 68,000,000, plus those shares available but not utilized under the Stock Incentive Plan and those shares utilized under the Stock Incentive Plan that are recovered due to forfeiture of Stock Options. Additional shares of Holding Company common stock carried forward from the Stock Incentive Plan and available for issuance under the 2005 Stock Plan were 12,506,003 as of December 31, 2007. Each share issued under the 2005 Stock Plan in connection with a Stock Option or Stock Appreciation Right reduces the number of shares remaining for issuance under that plan by one, and each share issued under the 2005 Stock Plan in connection with awards other than Stock Options or Stock Appreciation Rights reduces the number of shares remaining for issuance under that plan by 1.179 shares. As of December 31, 2007, the aggregate number of shares of Holding Company common stock remaining available for issuance pursuant to the 2005 Stock Plan was 60,862,366.

     Stock Option exercises and other stock-based awards to employees settled in shares are satisfied through the issuance of shares held in treasury by the Holding Company. The Company does not issue any of its own shares in satisfaction of stock-based compensation awards to employees.

     The Holding Company allocated 88%, 90% and 92% of stock-based compensation to the Company for the years ended December 31, 2007, 2006 and 2005, respectively. This allocation represents substantially all stock-based compensation recognized in the Company's consolidated results of operations. Accordingly, the discussion herein addresses the Holding Company's practices for recognizing expense for awards under the Incentive Plans. Underlying awards are expressed in their entirety with related expense amounts representing the resulting allocation to the Company.

     Compensation expense related to awards under the Incentive Plans is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable. Compensation expense of $128 million, $130 million and $112 million, and income tax benefits of $45 million, $46 million and $39 million, related to the Incentive Plans was allocated to the Company for the years ended December 31, 2007, 2006 and 2005, respectively. Compensation expense is principally related to the issuance of Stock Options, Performance Shares and LTPCP arrangements.

  Stock Options

     All Stock Options granted had an exercise price equal to the closing price of the Holding Company's common stock as reported on the New York Stock Exchange on the date of grant, and have a maximum term of ten years. Certain Stock Options granted under the Stock Incentive Plan and the 2005 Stock Plan have or will become

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


exercisable over a three year period commencing with the date of grant, while other Stock Options have or will become exercisable three years after the date of grant.

     A summary of the activity related to Stock Options for the year ended December 31, 2007 is presented below. The aggregate intrinsic value was computed using the closing share price on December 31, 2007 of $61.62 and December 29, 2006 of $59.01, as applicable.

                                                                               WEIGHTED
                                                                               AVERAGE
                                                                WEIGHTED      REMAINING
                                               SHARES UNDER      AVERAGE     CONTRACTUAL     AGGREGATE
                                                  OPTION     EXERCISE PRICE      TERM     INTRINSIC VALUE
                                               ------------  --------------  -----------  ---------------
                                                                               (YEARS)     (IN MILLIONS)
Outstanding at January 1, 2007...............   24,814,183     $     34.69       6.58       $       604
                                                               ===========   ===========  ===============
Granted......................................    3,297,875          $62.86
Exercised....................................   (3,508,416)         $31.33
Cancelled/Expired............................      (68,314)         $30.57
Forfeited....................................     (172,582)         $55.13
                                                ----------
Outstanding at December 31, 2007.............   24,362,746          $38.85       6.18              $555
                                                ==========     ===========   ===========    ===========
Aggregate number of stock options expected to
  vest at December 31, 2007..................   23,777,440          $38.52       6.13              $549
                                                ==========     ===========   ===========    ===========
Exercisable, December 31, 2007...............   17,393,154          $32.84       5.29              $501
                                                ==========     ===========   ===========    ===========



     Prior to January 1, 2005, the Black-Scholes model was used to determine the fair value of Stock Options granted and recognized in the financial statements or as reported in the pro forma disclosure which follows. The fair value of Stock Options issued on or after January 1, 2005 was estimated on the date of grant using a binomial lattice model. The Holding Company made this change because lattice models produce more accurate option values due to the ability to incorporate assumptions about grantee exercise behavior resulting from changes in the price of the underlying shares. In addition, lattice models allow for changes in critical assumptions over the life of the option in comparison to closed-form models like Black-Scholes, which require single-value assumptions at the time of grant.

     The Holding Company used daily historical volatility since the inception of trading when calculating Stock Option values using the Black-Scholes model. In conjunction with the change to the binomial lattice model, the Holding Company began estimating expected future volatility based upon an analysis of historical prices of the Holding Company's common stock and call options on that common stock traded on the open market. The Holding Company uses a weighted-average of the implied volatility for publicly traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of the Holding Company's common stock. The Holding Company chose a monthly measurement interval for historical volatility as it believes this better depicts the nature of employee option exercise decisions being based on longer-term trends in the price of the underlying shares rather than on daily price movements.

     The risk-free rate is based on observed interest rates for instruments with maturities similar to the expected term of the Stock Options. Whereas the Black-Scholes model requires a single spot rate for instruments with a term matching the expected life of the option at the valuation date, the binomial lattice model allows for the use of different rates for each year over the contractual term of the option. The table below presents the full range of imputed forward rates for U.S. Treasury Strips that was used in the binomial lattice model over the contractual term of all Stock Options granted in the period.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Dividend yield is determined based on historical dividend distributions compared to the price of the underlying common stock as of the valuation date and held constant over the life of the Stock Option.

     Use of the Black-Scholes model requires an input of the expected life of the Stock Options, or the average number of years before Stock Options will be exercised or expired. The Holding Company estimated expected life using the historical average years to exercise or cancellation and average remaining years outstanding for vested Stock Options. Alternatively, the binomial model used by the Holding Company incorporates the contractual term of the Stock Options and then considers expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment, to derive an expected life. The post-vesting termination rate is determined from actual historical exercise and expiration activity under the Incentive Plans. Exercise behavior in the binomial lattice model used by the Holding Company is expressed using an exercise multiple, which reflects the ratio of exercise price to the strike price of Stock Options granted at which holders of the Stock Options are expected to exercise. The exercise multiple is derived from actual historical exercise activity.

     The following weighted average assumptions, with the exception of risk-free rate, which is expressed as a range, were used to determine the fair value of Stock Options issued during the:

                                                          YEARS ENDED DECEMBER 31,
                                                -------------------------------------------
                                                     2007           2006           2005
                                                -------------  -------------  -------------
Dividend yield................................      0.94%          1.04%          1.19%
Risk-free rate of return......................  4.30% - 5.32%  4.17% - 4.96%  3.34% - 5.41%
Expected volatility...........................      19.54%         22.00%         23.24%
Exercise multiple.............................       1.66           1.52           1.48
Post-vesting termination rate.................      3.66%          4.09%          5.19%
Contractual term (years)......................        10             10             10
Expected Life (years).........................        6              6              6
Weighted average exercise price of stock
  options granted.............................  $    62.86     $    50.21     $    38.70
Weighted average fair value of stock options
  granted.....................................  $    17.76     $    13.84     $    10.09


     Compensation expense related to Stock Option awards expected to vest and granted prior to January 1, 2006 is recognized ratably over the requisite service period, which equals the vesting term. Compensation expense related to Stock Option awards expected to vest and granted on or after January 1, 2006 is recognized ratably over the requisite service period or the period to retirement eligibility, if shorter. Compensation expense of $49 million, $51 million and $47 million related to Stock Options was allocated to the Company for the years ended December 31, 2007, 2006 and 2005, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Had compensation expense for grants awarded prior to January 1, 2003 been determined based on the fair value at the date of grant rather than the intrinsic value method, the Company's earnings would have been reduced to the following pro forma amounts for the following:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               -------------
                                                                    2005
                                                               -------------
                                                               (IN MILLIONS)
Net income...................................................   $     3,253
Add: Stock option-based employee compensation expense
  included in reported net income, net of income tax.........            30
Deduct: Total stock option-based employee compensation
  determined under fair value based method for all awards,
  net of income tax..........................................           (32)
                                                                -----------
Pro forma net income.........................................        $3,251
                                                                ===========



     As of December 31, 2007, the Holding Company had $41 million of total unrecognized compensation costs related to Stock Options. It is expected that these costs will be recognized over a weighted average period of 1.70 years. The Company's allocated portion of Stock Option expense was 89%.

     The Holding Company allocated to its subsidiaries the tax benefit associated with the deduction allowed for Stock Option exercises. The Company's consolidated results of operations include $41 million, $22 million, and $11 million of such tax benefits for the years ended December 31, 2007, 2006, and 2005, respectively.

  Performance Shares

     Beginning in 2005, the Holding Company awarded certain members of management Performance Shares under (and as defined in) the 2005 Stock Plan. Participants are awarded an initial target number of Performance Shares with the final number of Performance Shares payable being determined by the product of the initial target multiplied by a factor of 0.0 to 2.0. The factor applied is based on measurements of the Holding Company's performance with respect to: (i) the change in annual net operating earnings per share, as defined; and (ii) the proportionate total shareholder return, as defined, with reference to the three-year performance period relative to other companies in the S&P Insurance Index with reference to the same three-year period. Performance Share awards will normally vest in their entirety at the end of the three-year performance period (subject to certain contingencies) and will be payable entirely in shares of the Holding Company's common stock.

     The following is a summary of Performance Share activity for the year ended December 31, 2007:

                                                                  WEIGHTED AVERAGE
                                                    PERFORMANCE      GRANT DATE
                                                       SHARES        FAIR VALUE
                                                    -----------   ----------------
Outstanding at January 1, 2007....................   1,849,575     $         42.24
  Granted.........................................     916,075              $60.86
  Forfeited.......................................     (75,525)             $49.20
                                                    -----------
Outstanding at December 31, 2007..................   2,690,125              $48.39
                                                    ===========
Performance Shares expected to vest at December
  31, 2007........................................   2,641,669              $48.20
                                                    ===========



     Performance Share amounts above represent aggregate initial target awards and do not reflect potential increases or decreases resulting from the final performance factor to be determined at the end of the respective performance period. As of December 31, 2007, the three year performance period for the 2005 Performance Share grants was completed. Included in the immediately preceding table are 965,525 outstanding Performance Shares to

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

which the final performance factor will be applied. The calculation of the performance factor is expected to be finalized during the second quarter of 2008 after all data necessary to perform the calculation is publicly available.

     Performance Share awards are accounted for as equity awards but are not credited with dividend-equivalents for actual dividends paid on the Holding Company's common stock during the performance period. Accordingly, the fair value of Performance Shares is based upon the closing price of the Holding Company's common stock on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

     Compensation expense related to initial Performance Shares granted prior to January 1, 2006 and expected to vest is recognized ratably during the performance period. Compensation expense related to initial Performance Shares granted on or after January 1, 2006 and expected to vest is recognized ratably over the performance period or the period to retirement eligibility, if shorter. Performance Shares expected to vest and the related compensation expenses may be further adjusted by the performance factor most likely to be achieved, as estimated by management, at the end of the performance period. Compensation expense of $79 million, $67 million and $22 million, related to Performance Shares was allocated to the Company for the years ended December 31, 2007, 2006 and 2005, respectively.

     As of December 31, 2007, the Holding Company had $57 million of total unrecognized compensation costs related to Performance Share awards. It is expected that these costs will be recognized over a weighted average period of
1.72 years. The Company's allocated portion of Performance Share expense was 88%.

  Long-Term Performance Compensation Plan

     Prior to January 1, 2005, the Holding Company granted stock-based compensation to certain members of management under the LTPCP. Each participant was assigned a target compensation amount (an "Opportunity Award") at the inception of the performance period with the final compensation amount determined based on the total shareholder return on the Holding Company's common stock over the three-year performance period, subject to limited further adjustment approved by the Holding Company's Board of Directors. Payments on the Opportunity Awards were normally payable in their entirety (subject to certain contingencies) at the end of the three-year performance period, and were paid in whole or in part with shares of the Holding Company's common stock, as approved by the Holding Company's Board of Directors. There were no new grants under the LTPCP during the years ended December 31, 2007, 2006 and 2005.

     A portion of each Opportunity Award under the LTPCP was settled in shares of the Holding Company's common stock while the remainder was settled in cash. The portion of the Opportunity Award settled in shares of the Holding Company's common stock was accounted for as an equity award with the fair value of the award determined based upon the closing price of the Holding Company's common stock on the date of grant. The compensation expense associated with the equity award, based upon the grant date fair value, was recognized into expense ratably over the respective three-year performance period. The portion of the Opportunity Award settled in cash was accounted for as a liability and was remeasured using the closing price of the Holding Company's common stock on the final day of each subsequent reporting period during the three-year performance period.

     The final LTPCP performance period concluded during the six months ended June 30, 2007. Final Opportunity Awards in the amount of 618,375 shares of the Holding Company's common stock and $16 million in cash were paid on April 18, 2007. No significant compensation expense related to LTPCP was recognized during the year ended December 31, 2007. Compensation expense of $12 million and $43 million related to LTPCP Opportunity Awards was allocated to the Company for the years ended December 31, 2006 and 2005, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Metropolitan Life Insurance Company and each of its U.S. insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of Metropolitan Life Insurance Company and its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     Statutory net income of Metropolitan Life Insurance Company, a New York domiciled insurer, was $2.1 billion, $1.0 billion and $2.2 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Department, was $13.0 billion and $9.2 billion at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under New York State Insurance Law, Metropolitan Life Insurance Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life Insurance Company will be permitted to pay a cash dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The New York State Department of Insurance (the "Department") has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. During the years ended December 31, 2007 and 2006, Metropolitan Life Insurance Company paid to the Holding Company $500 million and $863 million, respectively, in ordinary dividends. The maximum amount of dividends which Metropolitan Life Insurance Company may pay to the Holding Company in 2008 without prior regulatory approval is $1,299 million.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Stockholder dividends or other distributions proposed to be paid by New England Life Insurance Company ("NELICO") to its parent, Metropolitan Life Insurance Company , must be approved by Massachusetts Commissioner of Insurance (the "Commissioner") if such dividends or distributions made within the preceding calendar year, exceed the greater of (i) 10% of NELICO's statutory surplus as of the immediately preceding calendar year or (ii) NELICO's statutory net gains from operations for the immediately preceding calendar year. In addition, dividends cannot be paid from a source other than statutory unassigned funds surplus without prior approval of the Commissioner. NELICO paid no common stockholder dividends for the years ended December 31, 2007, 2006 and 2005. The maximum amount of the dividend which NELICO may pay to Metropolitan Life Insurance Company in 2008 without prior regulatory approval is $94 million.

     For the years ended December 31, 2007, 2006 and 2005, Metropolitan Life Insurance Company received dividends from subsidiaries of $60 million, $34 million and $77 million, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                              YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                              2007      2006      2005
                                                            -------   -------   -------
                                                                   (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year....................................................  $(1,485)  $  (926)  $(2,611)
Income tax effect of holding gains (losses)...............      655       324       984
Reclassification adjustments:
  Recognized holding (gains) losses included in current
     year income..........................................     (173)      403       241
  Amortization of premiums and accretion of discounts
     associated with investments..........................      493      (443)     (186)
Income tax effect.........................................     (141)       14       (21)
Allocation of holding gains on investments relating to
  other policyholder amounts..............................      532       792     1,580
Income tax effect of allocation of holding gains to other
  policyholder amounts....................................     (235)     (277)     (596)
Unrealized investment gains of subsidiary at date of
  sale....................................................       --        --        15
Deferred income tax on unrealized investment gains of
  subsidiary at date of sale..............................       --        --        (5)
                                                            -------   -------   -------
Net unrealized investment gains (losses)..................     (354)     (113)     (599)
                                                            -------   -------   -------
Foreign currency translation adjustments..................      139         7       (54)
Foreign currency translation adjustments of subsidiary at
  due date of sale........................................       --        --         5
                                                            -------   -------   -------
Foreign currency translation adjustment...................      139         7       (49)
Minimum pension liability adjustment......................       --       (18)       89
Defined benefit plan adjustment...........................      524        --        --
                                                            -------   -------   -------
Other comprehensive income (loss).........................  $   309     $(124)  $  (559)
                                                            =======   =======   =======


              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

18.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2007      2006      2005
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Compensation......................................  $ 2,693   $ 2,661   $ 2,564
Commissions.......................................    1,711     1,701     1,334
Interest and debt issue costs.....................      418       332       245
Amortization of DAC and VOBA......................    1,160     1,089     1,385
Capitalization of DAC.............................   (1,689)   (1,677)   (1,619)
Rent, net of sublease income......................      217       201       227
Minority interest.................................      302       225       168
Insurance tax.....................................      551       527       417
Other.............................................      981     1,255       996
                                                    -------   -------   -------
  Total other expenses............................  $ 6,344   $ 6,314   $ 5,717
                                                    =======   =======   =======



     As discussed in Note 8, the Company recognized an expense related to the recapture of a reinsurance treaty by an affiliate for the year ended December 31, 2006. For the year ended December 31, 2005, the Company entered into a reinsurance agreement with an affiliate and it received a ceding commission which is included in the table above.

     See Notes 8, 10, and 22 for discussion of affiliated expenses included in the table above.

19.  BUSINESS SEGMENT INFORMATION

     The Company is a leading provider of insurance and other financial services with operations throughout the United States. The Company's business is divided into three operating segments: Institutional, Individual and Reinsurance, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance, non-medical health insurance, such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Through the Company's majority-owned subsidiary, RGA, the Reinsurance segment provides reinsurance of life and annuity policies in North America and various international markets. Additionally, reinsurance of critical illness policies is provided in select international markets.

     Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off entities, as well as interest expense related to the majority of the Company's outstanding debt and expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of all intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings, as well as intersegment transactions. Additionally, the Company's asset management business, including amounts reported as discontinued operations, is included in the results of operations for Corporate & Other. See
Note 20 for disclosures regarding discontinued operations, including real estate.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


unique and specific nature of the risks inherent in Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. The Company allocates equity to each segment based upon the economic capital model that allows the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, adjustments related to net investment gains (losses), net of income tax, the impact from the cumulative effect of changes in accounting, net of income tax and discontinued operations, other than discontinued real estate, net of income tax. The Company allocates certain non-recurring items, such as expenses associated with certain legal proceedings, to Corporate & Other.

FOR THE YEAR ENDED                                                                 CORPORATE &
DECEMBER 31, 2007                    INSTITUTIONAL   INDIVIDUAL   REINSURANCE         OTHER          TOTAL
-----------------------------------  -------------   ----------   -----------   ----------------   --------
                                                                  (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...........................     $ 12,358      $  4,073    $     4,910   $              4   $ 21,345
Universal life and investment-type
  product policy fees..............          763         1,483             --                 --      2,246
Net investment income..............        6,669         5,552            871                394     13,486
Other revenues.....................          712           152             77                 61      1,002
Net investment gains (losses)......         (269)          (81)          (177)                63       (464)
Policyholder benefits and claims...       13,332         4,924          3,989                 19     22,264
Interest credited to policyholder
  account balances.................        2,451         1,064            262                 --      3,777
Policyholder dividends.............           --         1,685             --                  2      1,687
Other expenses.....................        2,391         2,290          1,226                437      6,344
                                        --------      --------    -----------   ----------------   --------
Income from continuing operations
  before provision (benefit) for
  income tax.......................        2,059         1,216            204                 64      3,543
Provision (benefit) for income
  tax..............................          701           431             71                (65)     1,138
                                        --------      --------    -----------   ----------------   --------
Income from continuing operations..        1,358           785            133                129      2,405
Income from discontinued
  operations, net of income tax....            7            --             --                 20         27
                                        --------      --------    -----------   ----------------   --------
Net income.........................     $  1,365      $    785        $   133            $   149   $  2,432
                                        ========      ========    ===========   ================   ========
BALANCE SHEET:
Total assets.......................     $170,540      $167,257        $21,331            $14,786   $373,914
DAC and VOBA.......................     $    907      $  7,715        $ 3,513            $     6   $ 12,141
Separate account assets............     $ 49,577      $ 40,143        $    17            $   (17)  $ 89,720
Policyholder liabilities...........     $ 95,499      $ 86,065        $15,113            $   346   $197,023
Separate account liabilities.......     $ 49,577      $ 40,143        $    17            $   (17)  $ 89,720

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

FOR THE YEAR ENDED                                                              CORPORATE &
DECEMBER 31, 2006                    INSTITUTIONAL   INDIVIDUAL   REINSURANCE      OTHER        TOTAL
-----------------------------------  -------------   ----------   -----------   -----------   --------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...........................     $ 11,801      $  4,129    $     4,348      $     6    $ 20,284
Universal life and investment-type
  product policy fees..............          750         1,433             --           --       2,183
Net investment income..............        5,815         5,481            732          269      12,297
Other revenues.....................          677           114             66           33         890
Net investment gains (losses)......         (348)         (394)             7          (92)       (827)
Policyholder benefits and claims...       12,918         4,712          3,490           17      21,137
Interest credited to policyholder
  account balances.................        1,944         1,049            254           --       3,247
Policyholder dividends.............           --         1,669             --            2       1,671
Other expenses.....................        2,483         2,213          1,227          391       6,314
                                        --------      --------    -----------    ---------    --------
Income (loss) from continuing
  operations before provision
  (benefit) for income tax.........        1,350         1,120            182         (194)      2,458
Provision (benefit) for income
  tax..............................          445           400             64         (273)        636
                                        --------      --------    -----------    ---------    --------
Income from continuing operations..          905           720            118           79       1,822
Income from discontinued
  operations, net of income tax....           42            18             --           44         104
                                        --------      --------    -----------    ---------    --------
Net income.........................     $    947      $    738        $   118      $   123    $  1,926
                                        ========      ========    ===========    =========    ========
BALANCE SHEET:
Total assets.......................     $157,673      $150,508        $18,818    $  13,059    $340,058
DAC and VOBA.......................     $  1,205      $  7,677        $ 3,152      $     9    $ 12,043
Separate account assets............     $ 44,546      $ 36,403        $    16      $    --    $ 80,965
Policyholder liabilities...........     $ 86,359      $ 86,473        $13,332      $   325    $186,489
Separate account liabilities.......     $ 44,546      $ 36,403        $    16      $    --    $ 80,965

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

FOR THE YEAR ENDED                                                               CORPORATE &
DECEMBER 31, 2005                     INSTITUTIONAL   INDIVIDUAL   REINSURANCE      OTHER       TOTAL
------------------------------------  -------------   ----------   -----------   -----------   -------
                                                                (IN MILLIONS)
STATEMENT OF INCOME:
Premiums............................    $  11,271      $  4,113     $    3,869         $   3   $19,256
Universal life and investment-type
  product policy fees...............          753         1,193             --             2     1,948
Net investment income...............        5,231         5,555            606           326    11,718
Other revenues......................          642            92             58            28       820
Net investment gains (losses).......           76            83             22            (2)      179
Policyholder benefits and claims....       12,448         4,823          3,206           (32)   20,445
Interest credited to policyholder
  account balances..................        1,347         1,029            220            --     2,596
Policyholder dividends..............            1         1,644             --             2     1,647
Other expenses......................        2,199         2,173            991           354     5,717
                                        ---------      --------     ----------    ----------   -------
Income from continuing operations
  before provision (benefit) for
  income tax........................        1,978         1,367            138            33     3,516
Provision (benefit) for income tax..          661           487             46          (101)    1,093
                                        ---------      --------     ----------    ----------   -------
Income from continuing operations...        1,317           880             92           134     2,423
Income from discontinued operations,
  net of income tax.................          174           296             --           360       830
                                        ---------      --------     ----------    ----------   -------
Net income..........................      $ 1,491        $1,176         $   92    $      494   $ 3,253
                                        =========      ========     ==========    ==========   =======



     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Revenues from U.S. operations were $35.4 billion, $33.0 billion and $32.4 billion for the years ended December 31, 2007, 2006 and 2005, respectively, which represented 94%, 95% and 95%, respectively, of consolidated revenues.

20.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following information presents the components of income from discontinued real estate operations:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                        2007   2006    2005
                                                        ----   ----   ------
                                                            (IN MILLIONS)
Investment income.....................................  $ 54   $ 68   $  174
Investment expense....................................   (40)   (47)    (102)
Net investment gains..................................     7     91      961
                                                        ----   ----   ------
  Total revenues......................................    21    112    1,033
Provision for income tax..............................     8     40      371
                                                        ----   ----   ------
  Income from discontinued operations, net of income
     tax..............................................  $ 13   $ 72   $  662
                                                        ====   ====   ======



     The carrying value of real estate related to discontinued operations was $172 million and $177 million at December 31, 2007 and 2006, respectively.

     The following table presents the discontinued real estate operations by segment:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Net investment income
  Institutional........................................   $ 3      $ 8     $ 29
  Individual...........................................    --        4       20
  Corporate & Other....................................    11        9       23
                                                          ---      ---     ----
     Total net investment income.......................   $14      $21     $ 72
                                                          ===      ===     ====
Net investment gains (losses)
  Institutional........................................   $ 7      $58     $242
  Individual...........................................    --       23      443
  Corporate & Other....................................    --       10      276
                                                          ---      ---     ----
     Total net investment gains (losses)...............   $ 7      $91     $961
                                                          ===      ===     ====



     In the second quarter of 2005, the Company sold its One Madison Avenue property in Manhattan, New York for $918 million resulting in a gain, net of income tax, of $431 million. Net investment income on One Madison Avenue was $13 million for the year ended December 31, 2005.

  OPERATIONS

     On September 29, 2005, the Company completed the sale of MetLife Indonesia to a third party, resulting in a gain upon disposal of $10 million, net of income tax. As a result of this sale, the Company recognized income from discontinued operations of $5 million, net of income tax, for the year ended December 31, 2005. The Company reclassified the operations of MetLife Indonesia into discontinued operations for all years presented.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the amounts related to the operations of MetLife Indonesia that have been combined with the discontinued real estate operations in the consolidated statements of income:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               -------------
                                                                    2005
                                                               -------------
                                                               (IN MILLIONS)
Revenues.....................................................   $          5
Expenses.....................................................             10
                                                                ------------
Income before provision for income tax.......................             (5)
Provision for income tax.....................................             --
Net investment gain, net of income tax.......................             10
                                                                ------------
  Income (loss) from discontinued operations, net of income
     tax.....................................................            $ 5
                                                                ============



     On January 31, 2005, the Company completed the sale of SSRM to a third party for $328 million in cash and stock. The Company reported the operations of SSRM in discontinued operations. As a result of the sale of SSRM, the Company recognized income from discontinued operations of $157 million, net of income tax, comprised of a realized gain of $165 million, net of income tax, and an operating expense related to a lease abandonment of $8 million, net of income tax. The Company's discontinued operations for the year ended December 31, 2005 included expenses of $6 million, net of income tax, related to the sale of SSRM. Under the terms of the sale agreement, MetLife will have an opportunity to receive additional payments based on, among other things, certain revenue retention and growth measures. The purchase price is also subject to reduction over five years, depending on retention of certain Company-related business. In the fourth quarter of 2007, the Company accrued a liability for $2 million, net of income tax, related to the termination of certain Company-related business. Also under the terms of such agreement, the Company had the opportunity to receive additional consideration for the retention of certain customers for a specific period in 2005. Upon finalization of the computation, the Company received payments of $30 million, net of income tax, in the second quarter of 2006 and $12 million, net of income tax, in the fourth quarter of 2005 due to the retention of these specific customer accounts. In the first quarter of 2007, the Company received a payment of $16 million, net of income tax, as a result of the revenue retention and growth measure provision in the sales agreement. In the fourth quarter of 2006, the Company eliminated $4 million of a liability that was previously recorded with respect to the indemnities provided in connection with the sale of SSRM, resulting in a benefit to the Company of $2 million, net of income tax. The Company believes that future payments relating to these indemnities are not probable.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The operations of SSRM include affiliated revenues of $5 million for the year ended December 31, 2005, related to asset management services provided by SSRM to the Company that have not been eliminated from discontinued operations as these transactions continued after the sale of SSRM. The following table presents the amounts related to operations of SSRM that have been combined with the discontinued real estate operations in the consolidated statements of income:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Revenues...............................................   $--      $--     $ 19
Expenses...............................................    --       --       38
                                                          ---      ---     ----
Income before provision for income tax.................    --       --      (19)
Provision for income tax...............................    --       --       (5)
Net investment gain, net of income tax.................    14       32      177
                                                          ---      ---     ----
  Income from discontinued operations, net of income
     tax...............................................   $14      $32     $163
                                                          ===      ===     ====



21.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Amounts related to the Company's financial instruments are as follows:

                                                  NOTIONAL   CARRYING    ESTIMATED
                                                   AMOUNT      VALUE    FAIR VALUE
DECEMBER 31, 2007                                 --------   --------   ----------
                                                            (IN MILLIONS)
Assets:
  Fixed maturity securities.....................             $161,664    $161,664
  Equity securities.............................             $  4,304    $  4,304
  Trading securities............................             $    457    $    457
  Mortgage and consumer loans...................             $ 40,012    $ 40,561
  Policy loans..................................             $  8,736    $  8,736
  Short-term investments........................             $    678    $    678
  Cash and cash equivalents.....................             $  2,331    $  2,331
  Accrued investment income.....................             $  2,529    $  2,529
  Mortgage loan commitments.....................   $3,277    $     --    $    (32)
  Commitments to fund bank credit facilities,
     bridge loans and private corporate bond
     investments................................   $  667    $     --    $    (25)
Liabilities:
     Policyholder account balances..............             $ 75,565    $ 75,145
     Short-term debt............................             $    357    $    357
     Long-term debt.............................             $  3,215    $  3,280
     Collateral financing arrangements..........             $    850    $    761
     Junior subordinated debt securities........             $    399    $    356
     Shares subject to mandatory redemption.....             $    159    $    178
     Payables for collateral under securities
       loaned and other transactions............             $ 28,952    $ 28,952




                                                  NOTIONAL   CARRYING    ESTIMATED
                                                   AMOUNT      VALUE    FAIR VALUE
DECEMBER 31, 2006                                 --------   --------   ----------
                                                            (IN MILLIONS)
Assets:
  Fixed maturity securities.....................             $162,385    $162,385
  Equity securities.............................             $  3,487    $  3,487
  Trading securities............................             $    563    $    563
  Mortgage and consumer loans...................             $ 35,939    $ 36,184
  Policy loans..................................             $  8,587    $  8,587
  Short-term investments........................             $  1,244    $  1,244
  Cash and cash equivalents.....................             $  1,455    $  1,455
  Accrued investment income.....................             $  2,328    $  2,328
  Mortgage loan commitments.....................   $3,290    $     --    $     --
  Commitments to fund bank credit facilities,
     bridge loans and private corporate bond
     investments................................   $1,662    $     --    $     --
Liabilities:
  Policyholder account balances.................             $ 69,198    $ 66,965
  Short-term debt...............................             $    833    $    833
  Long-term debt................................             $  2,369    $  2,514
  Collateral financing arrangements.............             $    850    $    850
  Junior subordinated debt securities...........             $    399    $    400
  Shares subject to mandatory redemption........             $    278    $    357
  Payables for collateral under securities
     loaned and other transactions..............             $ 32,119    $ 32,119

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES, BRIDGE LOANS AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, bridge loans and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  SHORT-TERM AND LONG-TERM DEBT, COLLATERAL FINANCING ARRANGEMENTS, JUNIOR SUBORDINATED DEBT SECURITIES AND SHARES SUBJECT TO MANDATORY REDEMPTION

     The fair values of short-term and long-term debt, collateral financing arrangements, junior subordinated debt securities and shares subject to mandatory redemption are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximates fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

22.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     MetLife Group, Incorporated, a wholly-owned subsidiary of the Holding Company, was formed as a personnel services company to provide personnel, as needed, to support the activities of the Company. Charges for these services, recorded in other expenses, were approximately $2.0 billion, $1.9 billion and $1.9 billion in 2007, 2006 and 2005, respectively.

     See Notes 3, 7, 8 and 10 for discussion of additional related party transactions.

                     Metropolitan Life Separate Account UL

PART C. OTHER INFORMATION
        -----------------

ITEM 26. EXHIBITS

            (a)         Resolution of the Board of Directors of Metropolitan
                        Life effecting the establishment of Metropolitan Life
                        Separate Account UL 1
            (b)         None
            (c)   (i)   Form of Broker Agreement 1
                  (ii)  Forms of Selling Agreement 5
                  (iii) Form of Retail Sales Agreement 7
                  (iv)  Principal Underwriting Agreement 11


            (d)   (i)   Flexible Premium Variable Life Policy
                  (ii)  Riders: Accelerated Death Benefit Rider, Accidental
                        Death Benefit Rider, Children's Term Insurance,
                        Guaranteed Minimum Death Benefit Rider, Guaranteed
                        Survivor Income Benefit Rider, Options to Purchase
                        Additional Insurance Coverage Rider, Overloan Protection
                        Rider, Waiver of Monthly Deduction Rider, Waiver of
                        Specified Premium Rider
            (e)   (i)   Enterprise Application for Policy 10
                  (ii)  Application Supplements
            (f)   (i)   Restated Charter and By-Laws of Metropolitan Life 2
                  (ii)  Amended Restated Charter and By-laws of Metropolitan
                        Life 4
                  (iii) Amended and Restated By-Laws of Metropolitan Life 11
            (g)         None
            (h)   (i)   Participation Agreement among Metropolitan Series Fund,
                        Inc., MetLife Advisers, LLC, MetLife Investors
                        Distribution Company and Metropolitan Life Insurance
                        Company (8/31/07) 9
                  (ii)  Participation Agreement among Met Investors Series
                        Trust, Metropolitan Life Insurance Company, Met
                        Investors Advisory Corp and MetLife Investors
                        Distribution Company 4
                  (iii) Participation Agreement among American Funds Insurance
                        Series, Capital Research and Management Company and
                        Metropolitan Life Insurance Company dated April 30th,
                        2001 3
            (i)         None
            (j)         None
            (k)         Opinion and Consent of Marie C. Swift as to the legality
                        of the securities being registered
            (l)         Actuarial opinion and Consent
            (m)   (i)   Calculation Exhibit (ADG)
                  (ii)  Calculation Exhibit (IDG)
            (n)         Consent of Independent Registered Public Accounting Firm
            (o)         None
            (p)         None
            (q)   (i)   Memoranda describing certain procedures filed pursuant
                        to Rule 6e-3(T)(b)(12)(iii) 1
                  (ii)  Addendum to Memoranda describing certain procedures
                        filed pursuant to Rule 6e-3(T)(b)(12)(iii) 8
            (r)         Powers of Attorney



----------
1 Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement (File No. 033-47927) filed on April 30, 1997.
2 Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration

      Statement on Form S-6 (File No. 333-40161) filed on April 6, 2000.
3 Incorporated herein by reference to the Registration Statement of MetLife Separate Account E of Form N-4 (File No. 333-52366) filed on August 3, 2001
4 Incorporated herein by reference to the Registration Statement of MetLife Separate Account E on Form N-4 (File No. 333-83716) filed on March 5, 2002.
5 Incorporated herein by reference to the Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 (File No. 033-47927) filed on April 30, 2004.
6 Incorporated herein by reference to the Registration Statement of MetLife Separate Account E on Form N-4 (File No. 333-122883) filed on February 17, 2005.
7 Incorporated herein by reference to Post-Effective Amendment No. 20 to the Registrant's Registration Statement on Form N-6 (File No. 033-47927) filed on April 25, 2006.
8 Incorporated herein by reference to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-6 (File No. 033-47927) filed April 18, 2007.
9 Incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement of MetLife Separate Account E on Form N-4 (File No. 333-83716) filed September 10, 2007.
10 Incorporated herein by reference to the Account's Registration Statement on Form N-6 (File No. 333-147508) filed November 19, 2007.



11 Incorporation herein by reference to Post-Effective Amendment No. 3 to Paragon Separate Account B's Registration Statement on Form N-6 (File No. 333-133675) filed January 16, 2008.

ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR

Name and Principal Business Address       Position and Offices with Depositor
-----------------------------------       --------------------------------------
C. Robert Henrikson                       Chairman of the Board, President and
MetLife, Inc and Metropolitan Life        Chief Executive Officer
Insurance Company
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Sylvia Mathews Burwell                    Director
President, Global Development Program
The Bill and Melinda Gates Foundation
1551 Eastlake Avenue East
Seattle, WA 98102

Eduardo Castro-Wright                     Director
President and Chief Executive Officer
Wal-Mart Stores, USA
702 Southwest 8th Street
Bentonville, AK 72716

Burton A. Dole, Jr.                       Director
Retired Chairman, Dole/Neal LLC
Pauma Valley Country Club
Pauma Valley Drive
Pauma Valley, CA 92061

Name and Principal Business Address       Position and Offices with Depositor
-----------------------------------       --------------------------------------
Cheryl W. Grise                           Director
Retired Executive Vice President
Northeast Utilities
24 Stratford Road
West Hartford, CT 06117

James R. Houghton                         Director
Chairman Emeritus and Director
Corning Incorporated
80 E. Market Street
Corning, NY 14830

R. Glenn Hubbard                          Director
Dean and Russell L. Carson Professor
of Finance and Economics
Graduate School of Business
Columbia University
Uris Hall
3022 Broadway
New York, NY 10027-6902

Helene L. Kaplan                          Director
Of Counsel, Skadden, Arps, Slate,
Meagher and Flom, LLP
Four Times Square
New York, NY 10036

John M. Keane                             Director
Co-Founder and Senior
Managing Director
Keane Advisors, LLC
2020 K St., N.W.
Washington, DC 20006

James M. Kilts                            Director
Partner
Centerview Partners Management, LLC
16 School Street
Rye, NY 10580

Charles H. Leighton                       Director
Executive Director
US SAILING
15 Maritime Dr.
Portsmouth, RI 02871

Hugh B. Price                             Director
Senior Fellow
Brookings Institution
1775 Massachusetts Avenue, N.W.
Washington, DC 20036

Name and Principal Business Address       Position and Offices with Depositor
-----------------------------------       --------------------------------------

David Satcher                             Director
Director of Satcher Health Leadership
Institute and Center of Excellence on
Health Disparities
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA 30310-1495

Kenton J. Sicchitano                      Director
Retired Global Managing Partner
PricewaterhouseCoopers, LLC
25 Phillips Pond Road
Natick, MA 01760

William C. Steere, Jr.                    Director
Retired Chairman of the Board and
Chief Executive Officer
Pfizer, Inc.
235 East 42nd Street, 22nd Floor
New York, NY 10017

Lulu C. Wang                              Director
Chief Executive Officer
Tupelo Capital Management LLC
12 E. 49th Street, #17
New York, NY 10017

Set forth below is a list of certain principal officers of MetLife. The principal business address of each officer of MetLife is 200 Park Avenue, New York, NY 10066.


Name                                   Position with MetLife
----------------------------------     -----------------------------------------
C. Robert Henrikson                    Chairman of the Board, President and
                                       Chief Executive Officer

Gwenn L. Carr                          Senior Vice President and Secretary

Ruth A. Fattori                        Executive Vice President and Chief
                                       Administrative Officer

Steven A. Kandarian                    Executive Vice President and Chief
                                       Investment Officer

James L. Lipscomb                      Executive Vice President and General
                                       Counsel

Maria R. Morris                        Executive Vice President, Technology
                                       and Operations

William J. Mullaney                    President, Institutional Business

Joseph J. Prochaska, Jr.               Executive Vice President and Chief
                                       Accounting Officer

William J. Toppeta                     President, International

Lisa Weber                             President, Individual Business

William J. Wheeler                     Executive Vice President and Chief
                                       Financial Officer

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

      The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance
Company:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF DECEMBER 31, 2007

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2007. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    Entrecap Real Estate II, LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by Entrecap Real Estate II, LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            a)    PREFCO Vingt LLC (CT)

            b) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by Entrecap Real Estate II, LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) MetA SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    MetLife Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99905% is owned by MetLife International Holdings, Inc. and 0.00095% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 74.5485235740% is owned by MetLife International Holdings, Inc. and 25.451476126% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)

            c)    MetLife Fubon Limited (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)

                              (i)   RGA Global Reinsurance Company, Ltd.
                                    (Bermuda)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)

      43. MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC.

      44.   MTC Fund II, LLC (DE)

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)

Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc. (Life Department)(Accident Department) The operations of the Accident Department have ceased as a result of the transfer of the worker's compensation business to an unrelated party.

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party.

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

      23.   MetLife Property Ventures Canada ULC (Canada)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)

DD.   Soap Acquisition Corporation (NY)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7



ITEM 29. INDEMNIFICATION

MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million. The Directors and Officers of Metropolitan Life Insurance Company ("Metropolitan"), as well as certain other subsidiaries of MetLife, Inc. are covered under the Financial Institutions Bond as well as under the Directors' and Officers' Liability Policy. A provision in Metropolitan's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

      (a) MetLife Investors Distribution Company is the principal underwriter and distributor of the Policies. MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


Met Investors Series Trust, Metropolitan Series Fund, Inc., Metropolitan Life Separate Account E, MetLife Investors USA Separate Account A, MetLife Investors Variable Annuity Account One,

MetLife Investors Variable Annuity Account Five, MetLife Investors Variable Life Account One, MetLife Investors Variable Life Account Five, First MetLife Investors Variable Annuity Account One, General American Separate Account Eleven, General American Separate Account Twenty-Eight, General American Separate Account Twenty-Nine, General American Separate Account Two, Security Equity Separate Account 26, Security Equity Separate Account 27, MetLife of CT Fund ABD for Variable Annuities, MetLife of CT Fund ABD II for Variable Annuities, MetLife of CT Fund BD for Variable Annuities, MetLife of CT Fund BD II for Variable Annuities, MetLife of CT Fund BD III for Variable Annuities, MetLife of CT Fund BD IV for Variable Annuities, MetLife of CT Fund U for Variable Annuities, MetLife of CT Separate Account Five for Variable Annuities, MetLife of CT Separate Account Six for Variable Annuities, MetLife of CT Separate Account Seven for Variable Annuities, MetLife of CT Separate Account Eight for Variable Annuities, MetLife of CT Separate Account Nine for Variable Annuities, MetLife of CT Separate Account Ten for Variable Annuities, MetLife of CT Separate Account Eleven for Variable Annuities, MetLife of CT Separate Account Twelve for Variable Annuities, MetLife of CT Separate Account Thirteen for Variable Annuities, MetLife of CT Separate Account Fourteen for Variable Annuities, MetLife Insurance Company of CT Variable Annuity Separate Account 2002, and MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002, MetLife of CT Separate Account PF for Variable Annuities, MetLife of CT Separate Account PF II for Variable Annuities, MetLife of CT Separate Account QP for Variable Annuities, MetLife of CT Separate Account QPN for Variable Annuities, MetLife of CT Separate Account TM for Variable Annuities, MetLife of CT Separate Account TM II for Variable Annuities, MetLife of CT Fund UL for Variable Life Insurance, MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Fund UL III for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two, MetLife of CT Variable Life Insurance Separate Account Three, Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Annuity Separate Account II, Paragon Separate Account A, Paragon Separate Account B, Paragon Separate Account C, and Paragon Separate Account D.

      (b) The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

Name and Principal Business Address       Positions and Offices with Depositor
-----------------------------------       ------------------------------------
Michael K. Farrell ***                    Director
Elizabeth M. Forget **                    Executive Vice President,
                                          Investment Fund Management &
                                          Marketing
Peter Gruppuso *****                      Vice President, Chief Financial
                                          Officer
Paul A. LaPiana *                         Executive Vice President, National
                                          Sales Manager-Life
Craig W. Markham *****                    Director
Richard C. Pearson *                      Executive Vice President, General
                                          Counsel and Secretary
Paul A. Sylvester *                       President, National Sales
                                          Manager-Annuities & LTC
William J. Toppeta ****                   Director
Edward C. Wilson *                        Senior Vice President, Channel
                                          Head-Wirehouse

* MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614
** MetLife, 260 Madison Avenue, New York, NY 10016
*** MetLife, 10 Park Avenue, Morristown, NJ 07962
**** MetLife, One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, NY 11101
***** MetLife, 485-E US Highway 1 South, Iselin, NJ 08830

      (c) Compensation from the Registrant.

       (1)                (2)               (3)             (4)             (5)
                                      Compensation on
                                          Events
                                      Occasioning the
                   Net Underwriting   Deduction of a
Name of Principal    Discounts and    Deferred Sales    Brokerage     Other
   Underwriter        Commissions          Load        Commissions  Compensation
   -----------        -----------          ----        -----------  ------------
MetLife Investors
Distribution
Insurance Company         $0                --               --              --

Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

      The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

      (a)   Registrant

      (b)   Metropolitan Life Insurance Company
            200 Park Avenue
            New York, NY 10166

      (c)   MetLife Investors Distribution Company
            5 Park Plaza, Suite 1900
            Irvine, California 92614

ITEM 32. MANAGEMENT SERVICES

      Not applicable

ITEM 33. FEE REPRESENTATION

      Metropolitan Life represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Metropolitan Life Separate Account UL, has caused this Amendment to the Registration Statement to be signed on its behalf, in the City of New York, and the State of New York on the 4th of April, 2008.


                          Metropolitan Life Separate Account UL

                          By:  Metropolitan Life Insurance Company


                          By:   /s/ Paul G. Cellupica
                              ------------------------------------------
                                Paul G. Cellupica
                                Chief Counsel, Securities Regulation and
                                Corporate Services

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Metropolitan Life Insurance Company has caused this Amendment to the Registration Statement to be signed on its behalf, in the City of New York, and the State of New York on the 4th day of April, 2008.

                          Metropolitan Life Insurance Company


                          BY:   /s/ Paul G. Cellupica
                              ----------------------------------------
                                Paul G. Cellupica
                                Chief Counsel, Securities Regulation
                                and Corporate Services


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the registration statement has been signed by the following persons, in the capacities indicated, on April 4, 2008.

              SIGNATURE                            TITLE
              ---------                            -----
                                           Chairman of the Board,
           *                           President and Chief Executive
---------------------------------
     C. Robert Henrikson                          Officer
           *                            Executive Vice President and
---------------------------
     Joseph J. Prochaska, Jr.             Chief Accounting Officer
           *                                      Director
---------------------------
     Sylvia Mathews Burwell
           *                                      Director
---------------------------
     Burton A. Dole, Jr.
          *                                      Director
---------------------------
     Cheryl W. Grise
           *                                      Director
---------------------------
     James R. Houghton
           *                                      Director
---------------------------
     R. Glenn Hubbard
           *                                      Director
---------------------------
     Helene L. Kaplan
           *                                      Director
---------------------------
     John M. Keane
           *                                      Director
---------------------------
     James M. Kilts
           *                                      Director
---------------------------
     Charles M. Leighton
           *                                      Director
---------------------------
     Hugh B. Price


           *                                      Director
---------------------------
     David Satcher
           *                                      Director
---------------------------
     Kenton J. Sicchitano
           *                                      Director
---------------------------
     William C. Steere, Jr.
           *                            Executive Vice President and
---------------------------               Chief Financial Officer
     William J. Wheeler

 /s/ Marie C. Swift
-------------------------------
 Marie C. Swift, Esq.
 Attorney- in - fact

   * Executed by Marie C. Swift, Esq. on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                  Exhibit Index

            (d)   (i)  Flexible Premium Variable Life Policy

            (d)   (ii) Riders

            (e)   (ii) Application Supplements

            (k)   Opinion and Consent of Marie C. Swift
                  as to the legality of the securities being registered

            (l)   Actuarial Opinion and Consent

            (m)   (i)  Calculation Exhibit (ADG)

            (m)   (ii) Calculation Exhibit (IDG)

            (n)   Consent of Independent Registered Public Accounting Firm

            (r)   Powers of Attorney